As filed with the Securities and Exchange Commission on January 4, 2010
Registration No. 333-_____

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

Registration Statement
on
FORM S-6

FOR REGISTRATION UNDER THE SECURITIES ACT OF 1933
OF SECURITIES OF UNIT INVESTMENT TRUSTS
REGISTERED ON FORM N-8B-2

NATIONWIDE PROVIDENT VLI SEPARATE ACCOUNT 1
(Exact Name of Registrant)

Nationwide Life Insurance Company
(Formerly Issued by Nationwide Life Insurance Company of America)
 (Name of Depositor)

One Nationwide Plaza, Columbus, Ohio 43215
(Address of Depositor's Principal Executive Offices)

Depositor's Telephone Number, including Area Code:
(614) 249-7111

Name and Address of Agent for Service:	Copy to:

Robert W. Horner, III Vice President and Secretary One Nationwide Plaza Columbus, Ohio 43215	Mary Thornton Payne, Esq. Sutherland Asbill & Brennan LLP 1275 Pennsylvania Avenue, N.W. Washington, D.C. 20004-2415

Approximate date of proposed public offering:
As soon as practicable after effectiveness of this registration statement.
______________

The Registrant hereby amends this registration statement on such dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.
______________

Title of securities being registered:
Units of Interest in Flexible Premium Adjustable Variable Life Insurance Policies.

SPECIAL PRODUCT
Flexible Premium Adjustable Variable Life

Issued by
Nationwide Provident VLI Separate Account 1

and

Nationwide Life Insurance Company
(Formerly Issued by Nationwide Life Insurance Company of America)

Prospectus supplement dated January 4, 2010 to
Prospectus dated May 1, 2000,
as supplemented June 9, 2009, May 1, 2004,
December 23, 2003, May 1, 2003, and October 1, 2002.

This supplement updates certain information contained in your prospectus.  Please read it and keep it with your prospectus for future reference.  You may obtain a copy of the prospectus for your Policy by calling (800) 848-6331 (TDD 1-800-238-3035) or write:

Nationwide Life Insurance Company
5100 Rings Road, RR1-04-F4
Dublin, Ohio 43017

Effective following the close of business on December 31, 2009, Nationwide Life Insurance Company of America (“NLICA”) merged with and into Nationwide Life Insurance Company (“NLIC”).  Upon consummation of the merger, NLICA’s separate corporate existence ceased by operation of law, and NLIC assumed legal ownership of all of the assets of NLICA, including the separate accounts funding the flexible premium adjustable variable life policies (each a “Policy”) formerly issued by NLICA, and the assets of those separate accounts.  As a result of the merger, NLIC became responsible for all liabilities and obligations of NLICA, including those created under the Policies; and the separate account that funds the benefits for your Policy, became a separate account of NLIC.  The Policies have thereby become variable life policies funded by a separate account of NLIC, and each Policy Owner has become a Policy Owner of NLIC.  Thus, references to Nationwide Life Insurance Company of America or NLICA in the May 1, 2000 prospectus should generally be replaced by references to Nationwide Life Insurance Company or NLIC.

Please note:  The merger will not affect your rights under the Policy; there are no income tax consequences for you as a result of the merger; and you will not be charged any additional fees or expenses as a result of the merger.

Before January 1, 2010, the Policies were issued by NLICA, at that time a wholly owned subsidiary of Nationwide Financial Services, Inc. (“NFS”), a holding company.  NLICA was chartered by the Commonwealth of Pennsylvania in 1865 under the name Provident Mutual Life Insurance Company (“PMLIC”).  On October 1, 2002, PMLIC converted from a mutual insurance company to a stock insurance company, changed its name to Nationwide Life Insurance Company of America, and became a wholly owned subsidiary of NFS, pursuant to terms of a sponsored demutualization.  Also as a part of the sponsored demutualization the Provident Mutual Variable Life Separate Account changed its name to the Nationwide Provident VLI Separate Account 1.

Nationwide Life Insurance Company (“NLIC”) is a stock life insurance company organized under Ohio law in March, 1929, with its Main Administrative Office at One Nationwide Plaza, Columbus, Ohio 43215.  NLIC provides life insurance, annuities and retirement products.  NLIC is a wholly owned subsidiary of NFS.  NLIC is an indirect wholly owned subsidiary, and NFS a direct wholly owned subsidiary, of Nationwide Mutual Insurance Company.

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The following supplements the prospectus and replaces any inconsistent information:

Change to the Name of the Issuer:

Effective following the close of business on December 31, 2009, the issuer changed from Nationwide Life Insurance Company of America (“NLICA”) (formerly Provident Mutual Life Insurance Company or PMLIC) to Nationwide Life Insurance Company (“NLIC”).  Any and all references to Nationwide Life Insurance Company of America or NLICA, and Provident Mutual Life Insurance Company or PMLIC are replaced with Nationwide Life Insurance Company or NLIC.  The new contact information for the issuer is as follows:

Service Center: 5100 Rings Road, RR1-04-F4 Dublin, Ohio 43017 (800) 848-6331 (TDD 1-800-238-3035)	Main Administrative Office: One Nationwide Plaza Columbus, Ohio 43215 (614) 249-7111

The following replaces the list of portfolios available under the Policy:

The following funds are available under the Policies:

AIM Variable Insurance Funds
AllianceBernstein Variable Products Series Fund, Inc.
American Century Variable Portfolios II, Inc.
Dreyfus Investment Portfolios
Dreyfus Stock Index Fund, Inc.
Dreyfus Variable Investment Fund
Federated Insurance Series
Fidelity Variable Insurance Products Fund
Franklin Templeton Variable Insurance Products Trust
Janus Aspen Series
MFS Variable Insurance Trust
Nationwide Variable Insurance Trust
Neuberger Berman Advisers Management Trust
Oppenheimer Variable Account Funds
Putnam Variable Trust
The Universal Institutional Funds, Inc.
Van Eck Worldwide Insurance Trust
Wells Fargo Advantage Variable Trust

Delete the phrase “0% to 4%” under the “$ Premium Tax Charge” section within the “Charges and Deductions” section in the Prospectus and replace with “0% to 5%.”

The following replaces the disclosure after the “$ Portfolio Expenses” section within the “Charges and Deductions” section in the Prospectus:

The next table shows the minimum and maximum total operating expenses, as of December 31, 2008, charged by the portfolios periodically during the life of the Policies.  The table does not reflect short-term trading fees.  More detail concerning each portfolio’s fees and expenses is contained in the prospectus for each portfolio.

Total Annual Portfolio Operating Expenses1	Minimum	Maximum
(expenses that are deducted from portfolio assets, including management fees, distribution (12b-1) fees, and other expenses, as a percentage of portfolio assets)	0.28%	1.98%

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1  The minimum and maximum portfolio operating expenses indicated above do not reflect voluntary or contractual reimbursements and/or waivers applied to some portfolios.  Therefore, actual expenses could be lower.  Refer to the individual portfolio prospectuses for specific expense information.

Add the following disclosure after the “Transfers” section in the Prospectus:

Excessive trading (including short-term “market timing” trading) may adversely affect the performance of the Subaccounts.  If a pattern of excessive trading by an Owner or the Owner’s agent develops, NLIC reserves the right not to process the transfer request.  If a transfer request is not processed, it will not be countered as a transfer for purposes of determining the number of free transfers executed.

Fund Restrictions and Prohibitions.  Pursuant to regulations adopted by the SEC, we are required to enter into written agreements with the funds which allow the funds to:

1.	request the taxpayer identification number, international taxpayer identification number, or other government issued identifier of any NLIC Policy Owner;

2.	request the amounts and dates of any purchase, redemption, transfer or exchange request (“transaction information”); and

3.	instruct NLIC to restrict or prohibit further purchases or exchanges by Policy Owners that violate policies established by the fund (whose policies may be more restrictive than our policies).

We are required to provide such transaction information to the funds upon their request.  In addition, we are required to restrict or prohibit further purchases or exchange requests upon instruction from the fund.  NLIC and any affected Policy Owner may not have advance notice of such instructions from a fund to restrict or prohibit further purchases or exchange requests.  If a fund refuses to accept a purchase or exchange request submitted by us, we will keep any affected Policy Owner in their current fund allocation.

Short-Term Trading Fees (i.e. Redemption Fees).  Some underlying portfolios assess a short-term trading fee in connection with transfers from a portfolio that occur within a specified number of days after the date of the allocation to the portfolio.  Such fees are intended to compensate the underlying portfolio (and Policy Owners with interests allocated in the underlying portfolio) for negative impact on fund performance that may result from frequent, short-term trading strategies.  Short-term trading fees are not intended to affect the large majority of Policy Owners not engaged in such strategies.  Any short-term trading fees paid are retained by the underlying portfolio, not by NLIC, and are a part of the underlying portfolio’s assets.

Delete the current “Provident Mutual Life Insurance Company” section in the Prospectus and replace with the following:

Nationwide Life Insurance Company

Nationwide Life Insurance Company (“NLIC”) is a stock life insurance company organized under Ohio law in March 1929, with its Main Administrative Office at One Nationwide Plaza, Columbus, Ohio 43215.  We provide life insurance, annuities and retirement products.  We are admitted to do business in all states, the District of Columbia and Puerto Rico.  NLIC is a member of the Nationwide group of companies, which is comprised of Nationwide Mutual Insurance Company (“NMIC”) and all of its subsidiaries and affiliates.  NLIC is a wholly owned subsidiary of Nationwide Financial Services, Inc. (“NFS”), a holding company.  NLIC is an indirect wholly owned subsidiary, and NFS a direct wholly owned subsidiary, of NMIC.

On January 1, 2009, NFS became a private wholly owned subsidiary of NMIC.  NFS is the holding company of NLIC and other companies that comprise the retirement savings operations of the Nationwide group of companies.  The Nationwide group of companies is one of America’s largest insurance and financial services family of companies, with combined assets of over $135 billion as of December 31, 2008.

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Before January 1, 2010, the Policies were issued by Nationwide Life Insurance Company of America (“NLICA”), at that time a wholly owned subsidiary of NFS.  NLICA was chartered by the Commonwealth of Pennsylvania in 1865 under the name Provident Mutual Life Insurance Company (“PMLIC”).  On October 1, 2002, PMLIC converted from a mutual insurance company to a stock insurance company, changed its name to Nationwide Life Insurance Company of America, and became a wholly owned subsidiary of NFS, pursuant to terms of a sponsored demutualization.  Effective following the close of business on December 31, 2009, NLICA merged with and into NLIC, and NLIC was the surviving company.

We submit annual statements on our operations and finances to insurance officials in all states and jurisdictions in which we do business.  We have filed the Policy with insurance officials in those jurisdictions in which the Policy is sold.

We intend to reinsure a portion of the risks assumed under the Policies.

Delete the current “The Separate Account” and “The Portfolios” sections in the Prospectus and replace with the following:

Nationwide Provident VLI Separate Account 1

The Nationwide Provident VLI Separate Account 1 (the “Separate Account”) was established by Provident Mutual Life Insurance Company or PMLIC (now known as Nationwide Life Insurance Company or NLIC) under the provisions of Pennsylvania law and commenced operations on October 1, 1985.  The Separate Account is a separate investment account of NLIC established by the Board of Directors of PMLIC (now known as NLIC) under Delaware law to support the Policies and other variable life insurance policies.  NLIC has registered the Separate Account with the Securities and Exchange Commission (the “SEC”) as a unit investment trust under the Investment Company Act of 1940 (the “1940 Act”).  Such registration does not involve supervision by the SEC of the management or investment policies or practices of the Separate Account.

The Separate Account was originally named Provident Mutual Variable Growth Separate Account, and on May 1, 2000, changed its name to the Provident Mutual Variable Life Separate Account.

On October 1, 2002, in connection with the sponsored demutualization (whereby NLICA converted from a mutual insurance company to a stock life insurance company, became a wholly-owned subsidiary of NFS, and changed its name from Provident Mutual Life Insurance Company to Nationwide Life Insurance Company of America), the Provident Mutual Variable Life Separate Account changed its name to the Nationwide Provident VLI  Separate Account 1.

The assets of the Separate Account are owned by NLIC.  However, these assets are held separate from other assets and are not part of NLIC’s General Account.  The portion of the assets of the Separate Account equal to the reserves or other policy liabilities of the Separate Account are not chargeable with liabilities that arise from any other business NLIC conducts.  NLIC may transfer to its General Account any assets of the Separate Account that exceed the reserves and the Policy liabilities of the Separate Account (which will always be at least equal to the aggregate Policy Account Value allocated to the Separate Account under the Policies).  The income, gains and losses, realized or unrealized, from assets allocated to the Separate Account are credited to or charged against the Separate Account without regard to other income, gains or losses of NLIC.  NLIC may accumulate in the Separate Account the accrued charges for mortality and expense risks and investment results attributable to assets representing such charges.

If the investment in the funds or a particular portfolio is no longer possible, in our judgment becomes appropriate for the purposes of the Policy, or for any other reason in our sole discretion, we may substitute another fund or portfolio without your consent.  The substituted fund or portfolio may have different fees and expenses.  Substitution maybe made with respect to existing investments or the investment of future premiums, or both.  However, no such substitution will be made without any necessary approval of the SEC.  Furthermore, we may close Subaccounts to allocations of premiums or policy account value, or both, at any time in our sole discretion.  The funds, which sell

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their shares to the Subaccounts pursuant to participation agreements, also may terminate these agreements and discontinue offering their shares to the Subaccounts.

In addition, we reserve the right to make other structural and operational changes affecting the Separate Account.  See “Additional Information – Changes to the Separate Account.”

The Portfolios

The Separate Account invests in shares of certain portfolios.  The portfolios are each part of one of eighteen (18) funds.  Each of the funds is registered with the SEC under the 1940 Act as an open-end management investment company.  The SEC does not, however, supervise the management or the investment practices and policies of the funds or their portfolios.  The assets of each portfolio are separate from the assets of other portfolios of that fund and each portfolio has separate investment objectives and policies.  Some of the funds may, in the future, create additional portfolios.  The investment experience of each Subaccount depends on the investment performance of its corresponding portfolio.

THE ZERO COUPON TRUST MATURED ON FEBRUARY 15, 2006, AND THE ZERO COUPON TRUST IS NO LONGER AVAILABLE AS AN INVESTMENT OPTION UNDER THE POLICY.

The following table summarizes each portfolio’s investment objective(s) and identifies its investment adviser (and subadviser, if applicable). There is no assurance that any of the portfolios will achieve its stated objective(s).  You can find more detailed information about the portfolios, including a description of risks and expenses, in the prospectuses for the portfolios that accompany this prospectus.  You should read these prospectuses carefully.

AIM Variable Insurance Funds- AIM V.I. Basic Value Fund: Series I Shares
This portfolio is only available for Policies issued before May 1, 2008
Investment Adviser:	Invesco Aim Advisors, Inc.
Sub-adviser:
Invesco Trimark Investment Management, Inc.; Invesco Global Asset Management (N.A.), Inc.; Invesco Institutional (N.A.), Inc.; Invesco Senior Secured Management, Inc.; Invesco Hong Kong Limited; Invesco Asset Management Limited; Invesco Asset Management (Japan) Limited; Invesco Asset Management Deutschland, GmbH; and Invesco Australia Limited

Investment Objective:	Long-term growth of capital.

AIM Variable Insurance Funds - AIM V.I. Capital Appreciation Fund: Series I Shares
This portfolio is only available for Policies issued before May 1, 2008
Investment Adviser:	Invesco Aim Advisors, Inc.
Sub-adviser:
Invesco Trimark Investment Management, Inc.; Invesco Global Asset Management (N.A.), Inc.; Invesco Institutional (N.A.), Inc.; Invesco Senior Secured Management, Inc.; Invesco Hong Kong Limited; Invesco Asset Management Limited; Invesco Asset Management (Japan) Limited; Invesco Asset Management Deutschland, GmbH; and Invesco Australia Limited

Investment Objective:	Growth of capital.

This underlying mutual fund or subaccount may invest in other funds.  Therefore, a proportionate share of the fees and expenses of any acquired funds are indirectly borne by investors.  As a result, investors may incur higher charges in this underlying mutual fund or subaccount than a fund that does not invest in other funds.

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AIM Variable Insurance Funds - AIM V.I. Capital Development Fund: Series I Shares
Investment Adviser:	Invesco Aim Advisors, Inc.
Sub-adviser:
Invesco Trimark Investment Management, Inc.; Invesco Global Asset Management (N.A.), Inc.; Invesco Institutional (N.A.), Inc.; Invesco Senior Secured Management, Inc.; Invesco Hong Kong Limited; Invesco Asset Management Limited; Invesco Asset Management (Japan) Limited; Invesco Asset Management Deutschland, GmbH; and Invesco Australia Limited

Investment Objective:	Long-term capital growth.

This underlying mutual fund or subaccount may invest in other funds.  Therefore, a proportionate share of the fees and expenses of any acquired funds are indirectly borne by investors.  As a result, investors may incur higher charges in this underlying mutual fund or subaccount than a fund that does not invest in other funds.

AllianceBernstein Variable Products Series Fund, Inc. - AllianceBernstein Growth and Income Portfolio: Class A
Investment Adviser:	AllianceBernstein L.P.
Investment Objective:	Long-term growth of capital.

AllianceBernstein Variable Products Series Fund, Inc. - AllianceBernstein Small/Mid Cap Value Portfolio: Class A
Investment Adviser:	AllianceBernstein L.P.
Investment Objective:	Long-term growth of capital.

American Century Variable Portfolios II, Inc. - American Century VP Inflation Protection Fund: Class II
Investment Adviser:	American Century Investment Management, Inc.
Investment Objective:	Long-term total return using a strategy that seeks to protect against U.S. inflation.

American Century Variable Portfolios, Inc. - American Century VP Income & Growth Fund: Class I
Investment Adviser:	American Century Investment Management, Inc.
Investment Objective:	Capital growth by investing in common stocks. Income is a secondary objective.

American Century Variable Portfolios, Inc. - American Century VP International Fund: Class I
This portfolio is only available for Policies issued before May 1, 2008
Investment Adviser:	American Century Global Investment Management, Inc.
Investment Objective:	Capital growth.

American Century Variable Portfolios, Inc. - American Century VP Ultra Fund: Class I
This portfolio is only available for Policies issued before May 1, 2008
Investment Adviser:	American Century Investment Management, Inc.
Investment Objective:	Long-term capital growth.

American Century Variable Portfolios, Inc. - American Century VP Value Fund: Class I
Investment Adviser:	American Century Investment Management, Inc.
Investment Objective:	Long-term capital growth with income as a secondary objective.

Dreyfus Investment Portfolios - Small Cap Stock Index Portfolio: Service Shares
Investment Adviser:	The Dreyfus Corporation
Sub-adviser:	Mellon Capital Management
Investment Objective:	To match performance of the S&P SmallCap 600 Index®.*

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Dreyfus Stock Index Fund, Inc.: Initial Shares
Investment Adviser:	The Dreyfus Corporation
Sub-adviser:	Mellon Capital Management
Investment Objective:	To match performance of the S&P 500.*

Dreyfus Variable Investment Fund - Appreciation Portfolio: Initial Shares
Investment Adviser:	The Dreyfus Corporation
Sub-adviser:	Fayez Sarofim
Investment Objective:	Long-term capital growth consistent with the preservation of capital.

Dreyfus Variable Investment Fund - Developing Leaders Portfolio: Initial Shares
Investment Adviser:	The Dreyfus Corporation
Sub-adviser:	Franklin Portfolio Associates
Investment Objective:	Capital growth.

Federated Insurance Series - Federated Capital Appreciation Fund II: Primary Shares
Investment Adviser:	Federated Equity Management Company of Pennsylvania
Investment Objective:	Capital appreciation.

Federated Insurance Series – Federated Clover Value Fund II: Primary Shares
This portfolio is only available in Policies issued before May 1, 2008
Investment Adviser:	Federated Global Investment Management Corp.
Investment Objective:	Seeks long term growth of capital.

Federated Insurance Series - Federated Quality Bond Fund II: Primary Shares
This portfolio is only available in Policies issued before May 1, 2008
Investment Adviser:	Federated Investment Management Company
Investment Objective:	Current income.

Fidelity Variable Insurance Products Fund - VIP Asset Manager Portfolio: Initial Class
Investment Adviser:	Fidelity Management & Research Company (FMR)
Sub-adviser:	Fidelity Management & Research Co., Inc. (FMR Co., Inc.); Fidelity Research & Analysis Company (FRAC)
Investment Objective:	High total return.

Fidelity Variable Insurance Products Fund - VIP Contrafund® Portfolio: Initial Class
This portfolio is only available in Policies issued before May 1, 2008
Investment Adviser:	Fidelity Management & Research Company (FMR)
Sub-adviser:	Fidelity Management & Research Co., Inc. (FMR Co., Inc.); Fidelity Research & Analysis Company (FRAC)
Investment Objective:	Long-term capital appreciation.

Fidelity Variable Insurance Products Fund - VIP Equity-Income Portfolio: Initial Class
Investment Adviser:	Fidelity Management & Research Company (FMR)
Sub-adviser:	Fidelity Management & Research Co., Inc. (FMR Co., Inc.); Fidelity Research & Analysis Company (FRAC)
Investment Objective:	Reasonable income.

Fidelity Variable Insurance Products Fund - VIP Growth Portfolio: Initial Class
Investment Adviser:	Fidelity Management & Research Company (FMR)
Sub-adviser:	Fidelity Management & Research Co., Inc. (FMR Co., Inc.); Fidelity Research & Analysis Company (FRAC)
Investment Objective:	Capital appreciation.

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Fidelity Variable Insurance Products Fund - VIP High Income Portfolio: Initial Class
Investment Adviser:	Fidelity Management & Research Company (FMR)
Sub-adviser:	Fidelity Management & Research Co., Inc. (FMR Co., Inc.); Fidelity Research & Analysis Company (FRAC)
Investment Objective:	High level of current income.

Fidelity Variable Insurance Products Fund - VIP Investment Grade Bond Portfolio: Initial Class
Investment Adviser:	Fidelity Management & Research Company (FMR)
Sub-adviser:	Fidelity Management & Research Co., Inc. (FMR Co., Inc.); Fidelity Research & Analysis Company (FRAC)
Investment Objective:	High level of current income.

Fidelity Variable Insurance Products Fund - VIP Mid Cap Portfolio: Service Class
Investment Adviser:	Fidelity Management & Research Company (FMR)
Sub-adviser:	Fidelity Management & Research Co., Inc. (FMR Co., Inc.); Fidelity Research & Analysis Company (FRAC)
Investment Objective:	Long-term growth of capital.

Fidelity Variable Insurance Products Fund - VIP Overseas Portfolio: Initial Class
Investment Adviser:	Fidelity Management & Research Company (FMR)
Sub-adviser:	Fidelity Management & Research Co., Inc. (FMR Co., Inc.); Fidelity Research & Analysis Company (FRAC)
Investment Objective:	Long-term capital growth.

Fidelity Variable Insurance Products Fund - VIP Value Strategies Portfolio: Service Class
Investment Adviser:	Fidelity Management & Research Company (FMR)
Sub-adviser:	Fidelity Management & Research Co., Inc. (FMR Co., Inc.); Fidelity Research & Analysis Company (FRAC)
Investment Objective:	Capital appreciation.

Franklin Templeton Variable Insurance Products Trust - Franklin Rising Dividends Securities Fund: Class 1
Investment Adviser:	Franklin Advisory Services, LLC
Investment Objective:	Long-term capital appreciation.

Franklin Templeton Variable Insurance Products Trust - Franklin Small Cap Value Securities Fund: Class 1
Investment Adviser:	Franklin Advisory Services, LLC
Investment Objective:	Long-term total return.

This underlying mutual fund or subaccount may invest in other funds.  Therefore, a proportionate share of the fees and expenses of any acquired funds are indirectly borne by investors.  As a result, investors may incur higher charges in this underlying mutual fund or subaccount than a fund that does not invest in other funds.

Franklin Templeton Variable Insurance Products Trust - Templeton Foreign Securities Fund: Class I
Investment Adviser:	Templeton Investment Counsel, LLC
Investment Objective:	Long-term capital growth.

This underlying mutual fund or subaccount may invest in other funds.  Therefore, a proportionate share of the fees and expenses of any acquired funds are indirectly borne by investors.  As a result, investors may incur higher charges in this underlying mutual fund or subaccount than a fund that does not invest in other funds.

Janus Aspen Series - Balanced Portfolio: Service Shares
Investment Adviser:	Janus Capital Management LLC
Investment Objective:	Long-term growth of capital, consistent with preservation of capital and balanced by current income.

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Janus Aspen Series - Forty Portfolio: Service Shares
Investment Adviser:	Janus Capital Management LLC
Investment Objective:	Long-term growth of capital.

This underlying mutual fund or subaccount may invest in other funds.  Therefore, a proportionate share of the fees and expenses of any acquired funds are indirectly borne by investors.  As a result, investors may incur higher charges in this underlying mutual fund or subaccount than a fund that does not invest in other funds.

Janus Aspen Series - Global Technology Portfolio: Service Shares
Investment Adviser:	Janus Capital Management LLC
Investment Objective:	Long-term growth of capital.

Janus Aspen Series - INTECH Risk-Managed Core Portfolio: Service Shares
This portfolio is only available in Policies issued before May 1, 2008
Investment Adviser:	Janus Capital Management LLC
Sub-adviser:	INTECH Investment Management LLC ("INTECH")
Investment Objective:	Long-term growth of capital.

Janus Aspen Series - Overseas Portfolio: Service Shares
Investment Adviser:	Janus Capital Management LLC
Investment Objective:	Long-term growth of capital.

MFS® Variable Insurance Trust - MFS Investors Growth Stock Series: Initial Class
Investment Adviser:	Massachusetts Financial Services Company
Investment Objective:	To seek capital appreciation.

MFS® Variable Insurance Trust - MFS VIT Value Series: Initial Class
Investment Adviser:	Massachusetts Financial Services Company
Investment Objective:	To seek capital appreciation.

Nationwide Variable Insurance Trust – AllianceBernstein NVIT Global Fixed Income Fund: Class VI
Investment Adviser:	Nationwide Fund Advisors
Sub-adviser:	AllianceBernstein L.P.
Investment Objective:	Seeks a high level of current income consistent with preserving capital.

This underlying mutual fund or subaccount assesses a short-term trading fee (please see the “Short-Term Trading Fees” section in this prospectus).

Nationwide Variable Insurance Trust - American Century NVIT Multi Cap Value Fund: Class I
Investment Adviser:	Nationwide Fund Advisors
Sub-adviser:	American Century Investment Management, Inc.
Investment Objective:	Seeks capital appreciation.

Nationwide Variable Insurance Trust - Federated NVIT High Income Bond Fund: Class I
Investment Adviser:	Nationwide Fund Advisors
Sub-adviser:	Federated Investment Management Company
Investment Objective:	High current income.

Nationwide Variable Insurance Trust - Gartmore NVIT Emerging Markets Fund: Class I
Investment Adviser:	Nationwide Fund Advisors
Sub-adviser:	Gartmore Global Partners
Investment Objective:	Long-term capital growth by investing primarily in equity securities of companies located in emerging market countries.

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Nationwide Variable Insurance Trust - Gartmore NVIT Global Utilities Fund: Class I
Investment Adviser:	Nationwide Fund Advisors
Sub-adviser:	Gartmore Global Partners
Investment Objective:	Long-term capital growth.

Nationwide Variable Insurance Trust - NVIT Global Financial Services Fund: Class I
Investment Adviser:	Nationwide Fund Advisors
Sub-adviser:	Aberdeen Asset Management, Inc.
Investment Objective:	Long-term capital growth.

Nationwide Variable Insurance Trust - NVIT Government Bond Fund: Class IV
Investment Adviser:	Nationwide Fund Advisors
Sub-adviser:	Nationwide Asset Management, LLC
Investment Objective:	To provide a high level of income as is consistent with the preservation of capital.

Nationwide Variable Insurance Trust - NVIT Growth Fund: Class IV
Investment Adviser:	Nationwide Fund Advisors
Sub-adviser:	Aberdeen Asset Management, Inc.
Investment Objective:	Long-term capital appreciation.

Nationwide Variable Insurance Trust - NVIT Health Sciences Fund: Class I
Investment Adviser:	Nationwide Fund Advisors
Sub-adviser:	Aberdeen Asset Management, Inc.
Investment Objective:	Long-term capital appreciation.

Nationwide Variable Insurance Trust - NVIT Investor Destinations Aggressive Fund: Class II
Investment Adviser:	Nationwide Fund Advisors
Investment Objective:	To maximize growth of capital consistent with a more aggressive level of risk as compared to the other Investor Destinations Funds.

The Nationwide NVIT Investor Destinations Funds are designed to provide diversification and asset allocation across several types of investments and asset classes, primarily by investing in underlying funds.  Therefore, a proportionate share of the fees and expenses of the underlying funds are indirectly borne by investors.  Please refer to the prospectus for Nationwide NVIT Investor Destinations Funds for more information.

Nationwide Variable Insurance Trust - NVIT Investor Destinations Conservative Fund: Class II
Investment Adviser:	Nationwide Fund Advisors
Investment Objective:	High level of return consistent with a conservative level of risk as compared to the other Investor Destinations Funds.

The Nationwide NVIT Investor Destinations Funds are designed to provide diversification and asset allocation across several types of investments and asset classes, primarily by investing in underlying funds.  Therefore, a proportionate share of the fees and expenses of the underlying funds are indirectly borne by investors.  Please refer to the prospectus for Nationwide NVIT Investor Destinations Funds for more information.

Nationwide Variable Insurance Trust - NVIT Investor Destinations Moderate Fund: Class II
Investment Adviser:	Nationwide Fund Advisors
Investment Objective:	High level of total return consistent with a moderate level of risk as compared to other Investor Destinations Funds.

The Nationwide NVIT Investor Destinations Funds are designed to provide diversification and asset allocation across several types of investments and asset classes, primarily by investing in underlying funds.  Therefore, a proportionate share of the fees and expenses of the underlying funds are indirectly borne by investors.  Please refer to the prospectus for Nationwide NVIT Investor Destinations Funds for more information.

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Nationwide Variable Insurance Trust - NVIT Investor Destinations Moderately Aggressive Fund: Class II
Investment Adviser:	Nationwide Fund Advisors
Investment Objective:	Growth of capital, but also seeks income consistent with a moderately aggressive level of risk as compared to the other Investor Destinations Funds.

The Nationwide NVIT Investor Destinations Funds are designed to provide diversification and asset allocation across several types of investments and asset classes, primarily by investing in underlying funds.  Therefore, a proportionate share of the fees and expenses of the underlying funds are indirectly borne by investors.  Please refer to the prospectus for Nationwide NVIT Investor Destinations Funds for more information.

Nationwide Variable Insurance Trust - NVIT Investor Destinations Moderately Conservative Fund: Class II
Investment Adviser:	Nationwide Fund Advisors
Investment Objective:	High level of total return consistent with a moderately conservative level of risk.

The Nationwide NVIT Investor Destinations Funds are designed to provide diversification and asset allocation across several types of investments and asset classes, primarily by investing in underlying funds.  Therefore, a proportionate share of the fees and expenses of the underlying funds are indirectly borne by investors.  Please refer to the prospectus for Nationwide NVIT Investor Destinations Funds for more information.

Nationwide Variable Insurance Trust - NVIT Mid Cap Index Fund: Class I
Investment Adviser:	Nationwide Fund Advisors
Sub-adviser:	BlackRock Investment Management, LLC
Investment Objective:	Capital appreciation.

Nationwide Variable Insurance Trust - NVIT Money Market Fund: Class IV
Investment Adviser:	Nationwide Fund Advisors
Sub-adviser:	Federated Investment Management Company
Investment Objective:	The fund seeks as high a level of current income as is consistent with preserving capital and maintaining liquidity.

Nationwide Variable Insurance Trust - NVIT Multi Sector Bond Fund: Class I
Investment Adviser:	Nationwide Fund Advisors
Sub-adviser:	Logan Circle Partners, L.P.
Investment Objective:	Above average total return over a market cycle of three to five years.

Nationwide Variable Insurance Trust - NVIT Multi-Manager International Value Fund: Class IV
Investment Adviser:	Nationwide Fund Advisors
Sub-adviser:	AllianceBernstein L.P.; JPMorgan Investment Management, Inc.
Investment Objective:	Long-term capital appreciation.

Nationwide Variable Insurance Trust - NVIT Multi-Manager Mid Cap Growth Fund: Class I
Investment Adviser:	Nationwide Fund Advisors
Sub-adviser:	Neuberger Berman Management Inc. and American Century Investment Management Inc.
Investment Objective:	The fund seeks long-term capital growth.

Nationwide Variable Insurance Trust - NVIT Multi-Manager Small Cap Growth Fund: Class I
Investment Adviser:	Nationwide Fund Advisors
Sub-adviser:	Waddell & Reed Investment Management Company; OppenheimerFunds, Inc.
Investment Objective:	Capital growth.

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Nationwide Variable Insurance Trust - NVIT Multi-Manager Small Cap Value Fund: Class IV
Investment Adviser:	Nationwide Fund Advisors
Sub-adviser:	Aberdeen Asset Management, Inc.; Epoch Investment Partners, Inc.; JPMorgan Investment Management Inc.
Investment Objective:	Capital appreciation.

Nationwide Variable Insurance Trust - NVIT Multi-Manager Small Company Fund: Class IV
Investment Adviser:	Nationwide Fund Advisors
Sub-adviser:
Aberdeen Asset Management, Inc.: American Century Investment Management Inc.; Gartmore Global Partners; Morgan Stanley Investment Management; Neuberger Berman Management, Inc.; Putnam Investment Management, LLC; Waddell & Reed Investment Management Company

Investment Objective:	Long-term growth of capital.

Nationwide Variable Insurance Trust - NVIT Nationwide Fund: Class IV
Investment Adviser:	Nationwide Fund Advisors
Sub-adviser:	Aberdeen Asset Management, Inc.
Investment Objective:	Total return through a flexible combination of capital appreciation and current income.

Nationwide Variable Insurance Trust - NVIT S&P 500 Index Fund: Class IV*
Investment Adviser:	Nationwide Fund Advisors
Sub-adviser:	BlackRock Investment Management, LLC
Investment Objective:	Long-term capital appreciation.

Nationwide Variable Insurance Trust - NVIT Technology and Communications Fund: Class I
Investment Adviser:	Nationwide Fund Advisors
Sub-adviser:	Aberdeen Asset Management, Inc.
Investment Objective:	Long-term capital appreciation.

Nationwide Variable Insurance Trust - NVIT U.S. Growth Leaders Fund: Class I
Investment Adviser:	Nationwide Fund Advisors
Sub-adviser:	Aberdeen Asset Management, Inc.
Investment Objective:	Long-term growth of capital.

Nationwide Variable Insurance Trust – Oppenheimer NVIT Large Cap Growth Fund: Class I
Investment Adviser:	Nationwide Fund Advisors
Sub-adviser:	OppenheimerFunds, Inc.
Investment Objective:	Seeks long-term capital growth.

Nationwide Variable Insurance Trust - Van Kampen NVIT Comstock Value Fund: Class IV
Investment Adviser:	Nationwide Fund Advisors
Sub-adviser:	Van Kampen Asset Management
Investment Objective:	Seeks capital growth and income through investments in equity securities, including common stocks, preferred stocks and convertible securities.

Neuberger Berman Advisers Management Trust - AMT Mid-Cap Growth Portfolio: I Class
This portfolio is only available in Policies issued before May 1, 2008
Investment Adviser:	Neuberger Berman Management LLC
Sub-adviser:	Neuberger Berman, LLC
Investment Objective:	Growth of capital.

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Neuberger Berman Advisers Management Trust - AMT Partners Portfolio: I Class
This portfolio is only available in Policies issued before May 1, 2008
Investment Adviser:	Neuberger Berman Management LLC
Sub-adviser:	Neuberger Berman, LLC
Investment Objective:	Capital growth.

Neuberger Berman Advisers Management Trust - AMT Short Duration Bond Portfolio: I Class
Investment Adviser:	Neuberger Berman Management LLC
Sub-adviser:	Lehman Brothers Asset Management LLC
Investment Objective:	Highest available current income consistent with liquidity and low risk to principal; total return is a secondary goal.

Neuberger Berman Advisers Management Trust - AMT Small Cap Growth Portfolio: S Class
This portfolio is only available in Policies issued before May 1, 2008
Investment Adviser:	Neuberger Berman Management LLC
Sub-adviser:	Neuberger Berman, LLC
Investment Objective:	Long-term growth by investing primarily in securities of companies that meet financial criteria and social policy.

Neuberger Berman Advisers Management Trust - AMT Socially Responsive Portfolio: I Class
This portfolio is only available in Policies issued before May 1, 2008
Investment Adviser:	Neuberger Berman Management LLC
Sub-adviser:	Neuberger Berman, LLC
Investment Objective:	Long-term growth by investing primarily in securities of companies that meet financial criteria and social policy.

Oppenheimer Variable Account Funds - Oppenheimer Capital Appreciation Fund/VA:  Non-Service Shares
Investment Adviser:	OppenheimerFunds, Inc.
Investment Objective:	Capital appreciation by investing in securities of well-known, established companies.

Oppenheimer Variable Account Funds - Oppenheimer Global Securities Fund/VA: Non-Service Shares
Investment Adviser:	OppenheimerFunds, Inc.
Investment Objective:
Long-term capital appreciation by investing a substantial portion of its assets in securities of foreign issuers, "growth-type" companies, cyclical industries and special situations that are considered to have appreciation possibilities.

Oppenheimer Variable Account Funds - Oppenheimer High Income Fund/VA: Non-Service Shares
Investment Adviser:	OppenheimerFunds, Inc.
Investment Objective:	High level of current income.

Oppenheimer Variable Account Funds - Oppenheimer Main Street Fund®/VA: Non-Service Shares
Investment Adviser:	OppenheimerFunds, Inc.
Investment Objective:	High total return which includes growth in the value of its shares as well as current income from equity and debt securities.

Oppenheimer Variable Account Funds - Oppenheimer Main Street Small Cap Fund®/VA: Non-Service Shares
Investment Adviser:	OppenheimerFunds, Inc.
Investment Objective:	Capital appreciation.

Putnam Variable Trust - Putnam VT Growth and Income Fund: Class IB
Investment Adviser:	Putnam Investment Management, LLC
Investment Objective:	Capital growth and current income.

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Putnam Variable Trust - Putnam VT International Equity Fund: Class IB
This portfolio is only available in Policies issued before May 1, 2008
Investment Adviser:	Putnam Investment Management, LLC
Sub-adviser:	Putnam Investments Limited and Putnam Advisory Company, LLC
Investment Objective:	Capital appreciation.

This underlying mutual fund or subaccount may invest in other funds.  Therefore, a proportionate share of the fees and expenses of any acquired funds are indirectly borne by investors.  As a result, investors may incur higher charges in this underlying mutual fund or subaccount than a fund that does not invest in other funds.

Putnam Variable Trust - Putnam VT Voyager Fund: Class IB
Investment Adviser:	Putnam Investment Management, LLC
Investment Objective:	Capital appreciation.

This underlying mutual fund or subaccount may invest in other funds.  Therefore, a proportionate share of the fees and expenses of any acquired funds are indirectly borne by investors.  As a result, investors may incur higher charges in this underlying mutual fund or subaccount than a fund that does not invest in other funds.

The Universal Institutional Funds, Inc. – Core Plus Fixed Income Portfolio: Class I
Investment Adviser:	Morgan Stanley Investment Management Inc.
Investment Objective:	Above-average total return over a market cycle of three to five years by investing primarily in a diversified portfolio of fixed income securities.

This underlying mutual fund or subaccount may invest in other funds.  Therefore, a proportionate share of the fees and expenses of any acquired funds are indirectly borne by investors.  As a result, investors may incur higher charges in this underlying mutual fund or subaccount than a fund that does not invest in other funds.

The Universal Institutional Funds, Inc. – Emerging Markets Debt Portfolio: Class I
Investment Adviser:	Morgan Stanley Investment Management Inc.
Investment Objective:	High total return by investing primarily in fixed income securities of government and government-related issuers and, to a lesser extent, of corporate issuers in emerging market countries.

This underlying mutual fund or subaccount may invest in other funds.  Therefore, a proportionate share of the fees and expenses of any acquired funds are indirectly borne by investors.  As a result, investors may incur higher charges in this underlying mutual fund or subaccount than a fund that does not invest in other funds.

The Universal Institutional Funds, Inc. – U.S. Real Estate Portfolio: Class I
This portfolio is only available in Policies issued before May 1, 2008
Investment Adviser:	Morgan Stanley Investment Management Inc.
Investment Objective:	Above average current income and long-term capital appreciation by investing primarily in equity securities of companies in the U.S. real estate industry, including real estate investment trusts.

This underlying mutual fund or subaccount may invest in other funds.  Therefore, a proportionate share of the fees and expenses of any acquired funds are indirectly borne by investors.  As a result, investors may incur higher charges in this underlying mutual fund or subaccount than a fund that does not invest in other funds.

Van Eck Worldwide Insurance Trust - Worldwide Bond Fund: Initial Class
Investment Adviser:	Van Eck Associates Corporation
Investment Objective:	High total return – income plus capital appreciation – by investing globally, primarily in a variety of debt securities.

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Van Eck Worldwide Insurance Trust - Worldwide Emerging Markets Fund: Initial Class
This portfolio is only available in Policies issued before May 1, 2008
Investment Adviser:	Van Eck Associates Corporation
Investment Objective:	Long-term capital appreciation by investing primarily in equity securities in emerging markets around the world.

Van Eck Worldwide Insurance Trust - Worldwide Hard Assets Fund: Initial Class
Investment Adviser:	Van Eck Associates Corporation
Investment Objective:	Long-term capital appreciation by investing primarily in hard asset securities. Income is a secondary consideration.

Wells Fargo Advantage Funds® Variable Trust - Wells Fargo Advantage VT Discovery Fund
This portfolio is only available in Policies issued before May 1, 2008
Investment Adviser:	Wells Fargo Funds Management, LLC
Sub-adviser:	Wells Capital Management Incorporated
Investment Objective:	Long-term capital appreciation.

Wells Fargo Advantage Funds® Variable Trust - Wells Fargo Advantage VT Opportunity Fund
This portfolio is only available in Policies issued before May 1, 2008
Investment Adviser:	Wells Fargo Funds Management, LLC
Sub-adviser:	Wells Capital Management Incorporated
Investment Objective:	Long term growth of capital appreciation.

This underlying mutual fund or subaccount may invest in other funds.  Therefore, a proportionate share of the fees and expenses of any acquired funds are indirectly borne by investors.  As a result, investors may incur higher charges in this underlying mutual fund or subaccount than a fund that does not invest in other funds.
__________________________

*  “Standard & Poor's®”, “S&P®”, “S&P 500®”, “Standard & Poor's 500”, and “500” are trademarks of The McGraw-Hill Companies, Inc. and have been licensed for use by NLIC and its affiliates and subsidiaries.  The Policy is not sponsored, endorsed, sold or promoted by Standard & Poor's and Standard & Poor's makes no representation regarding the advisability of investing in the Policy.  See “Standard & Poor's” in the SAI which sets forth certain additional disclaimers and limitations of liabilities on behalf of S&P.

In addition to the Separate Account, the portfolios may sell shares to other separate investment accounts established by other insurance companies to support variable annuity contracts and variable life insurance policies or qualified retirement plans, or to certain pension and retirement plans qualifying under Section 401 of the Code.  It is possible that, in the future, material conflicts could arise as a result of such “mixed and shared” investing.  See “Additional Information – Potential Conflicts of Interest.”

These portfolios are not available for purchase directly by the general public, and are not the same as other mutual fund portfolios with very similar or nearly identical names that are sold directly to the public.  However, the investment objectives and policies of certain portfolios available under the Policy are very similar to the investment objectives and policies of other portfolios that are or may be managed by the same investment adviser or manager.  Nevertheless, the investment performance of the portfolios available under the Policy may be

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lower or higher than the investment performance of these other (publicly available) portfolios.  There can be no assurance, and NLIC makes no representation, that the investment performance of any of the portfolios available under the Policy will be comparable to the investment performance of any other portfolio, even if the other portfolio has the same investment adviser or manager, the same investment objectives and policies, and a very similar name.

NLIC may receive compensation from the investment adviser of a fund (or affiliates thereof) in connection with administration, distribution, or other services provided with respect to the funds and their availability through the Policies.  The amount of this compensation is based upon a percentage of the assets of the fund attributable to the Policies and other policies issued by NLIC.  These percentages differ, and some advisers (or affiliates) may pay us more than others.

For the year ended December 31, 2008, the portfolio payments we and our affiliates received from the portfolios did not exceed 0.55% (as a percentage of the average daily net assets invested in the portfolios) offered through this Policy or other variable policies that we and our affiliates issue.  Payments from investment advisers or subadvisers to participate in educational and/or marketing activities have not reflected in this percentage and could have increased the percentage shown if taken into account.

Please read the portfolio prospectuses to obtain more complete information regarding the portfolios.  Keep these prospectuses for future reference.

Add the following disclosure after the second full paragraph under the “Allocating Premiums” section in the Prospectus:

THE ZERO COUPON TRUST MATURED ON FEBRUARY 15, 2006, AND THE ZERO COUPON TRUST IS NO LONGER AVAILABLE AS AN INVESTMENT OPTION UNDER THE POLICY.  The original disclosure regarding the Zero Trust is shown below.

Add the following disclosure at the end of the “Allocating Premiums” section in the Prospectus:

Anti-Money Laundering.  In order to comply with the USA Patriot Act and rules promulgated thereunder, NLIC has implemented procedures designed to prevent Policies described in this Prospectus from being used to facilitate money laundering or the financing of terrorist activities.

The following replaces the disclosure in “Premium Tax Charge” section under the “Charges and Deductions” section in the Prospectus:

NLIC will charge against the Policy value any premium taxes levied by a state or other government entity.  Premium tax rates currently range from 0% to 5%.  This range is subject to change.  NLIC will assess premium taxes to the Policy at the time NLIC is assessed the premium taxes by the state.  Premium tax requirements vary from state to state.

Premium taxes may be deducted from Death Benefit proceeds.

Delete the current “Telephone Requests” section under the “Other Policy Information” section of the Prospectus and replace with the following:

Telephone, Fax, and E-Mail Requests

In addition to written requests, NLIC may accept telephone, fax, and e-mail instructions from the Owner or an authorized third party regarding transfers, Dollar Cost Averaging, Automatic Asset Rebalancing, loans (excluding

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403(b) plans), exercise of the Special Transfer Right, and Partial Withdrawals (fax and e-mail only), provided the appropriate election has been made at the time of application or proper authorization is provided to NLIC.  NLIC reserves the right to suspend telephone, fax, and/or e-mail privileges at any time for any class of policies, for any reason.

NLIC will employ reasonable procedures to confirm that instructions communicated by telephone, fax, or e-mail are genuine, and if NLIC follows such procedures, it will not be liable for any losses due to authorized or fraudulent instructions.  NLIC, however, may be liable for such losses if it does not follow those reasonable procedures.  The procedures NLIC will follow for telephone, fax, and e-mail transaction include requiring some form of personal identification prior to acting on instructions, providing written confirmation of the transaction, and making a tape-recording of any instructions given by telephone.

Telephone, fax, and e-mail may not always be available.  Any telephone, fax, or computer system, whether it is the Owner’s, the Owner’s service provider’s or agent’s, or NLIC’s, can experience outages or slowdowns for a variety of reasons.  These outages or slowdowns may delay or prevent the processing of a request.  Although NLIC has taken precautions to help its systems handle heavy use, NLIC cannot promise complete reliability under all circumstances.  If problems arise, the request should be made by writing to the Service Center.

If the Owner is provided a personal identification number (“PIN”) in order to execute electronic transactions, the Owner should protect his or her PIN, because self-service options will be available to the Owner’s agent of record and to anyone who provides the Owner’s PIN.  NLIC will not be able to verify that the person providing instructions by telephone, fax, or e-mail is the Owner or is authorized by the Owner.

Delete the current disclosure under the “Changes to the Separate Account” section of the Prospectus and replace with the following:

Where permitted by applicable law, NLAIC reserves the right to make certain changes to the structure and operation of the Separate Account, including, among others, the right to:

1.	Remove, combine, or add Subaccounts and make the new Subaccounts available to the Owner at NLAIC’s discretion;

2.	Substitute shares of another registered open-end management company, which may have different fees and expenses, for shares of a Subaccount at NLAIC’s discretion;

3.
Substitute or close Subaccounts to allocations of premiums or Policy Account Value, or both, and to existing investments or the investment of future premiums, or both, at any time in NLAIC’s discretion;

4.	Transfer assets supporting the Policies from one Subaccount to another or from the Separate Account to another separate account;

5.	Combine the Separate Account with other separate accounts, and/or create new separate accounts;

6.	Deregister the Separate Account under the 1940 Act, or operate the Separate Account as a management investment company under the 1940 Act, or as any other form permitted by law; and

7.	Modify the provisions of the Policy to reflect changes to the Subaccounts and the Separate Account and to comply with applicable law.

The funds, which sell their shares to the Subaccounts pursuant to participation agreements, also may terminate these agreements and discontinue offering their shares to the Subaccounts.  NLAIC will not make any such changes without receiving any necessary approval of the Securities and Exchange Commission and applicable state insurance departments.  NLAIC will notify the Owner of any changes.

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Under the “Standards & Poor’s” section in the Prospectus, update with the following:

Delete “Market Street Fund, Inc. (“Market Street”)” and replace with “Nationwide Variable Insurance Trust (“NVIT”).”

Delete “Market Street” and replace with “NVIT.”

Delete “Equity 500 Index Portfolio” and replace with “S&P 500 Index Fund.”

Delete the current “Legal Matters,” “Legal Proceedings,” “Experts,” “Financials Statements,” “Additional Information about the Company,” and “PMLIC’s Executive Officers and Directors” sections in the Prospectus and replace with the following:

Legal Proceedings

Nationwide Financial Services, Inc. (NFS, or collectively with its subsidiaries, "the Company") was formed in November 1996. NFS is the holding company for Nationwide Life Insurance Company (NLIC), Nationwide Life and Annuity Insurance Company (NLAIC) and other companies that comprise the life insurance and retirement savings operations of the Nationwide group of companies (Nationwide). This group includes Nationwide Financial Network (NFN), which refers to Nationwide Life Insurance Company of America (NLICA), Nationwide Life and Annuity Company of America (NLACA) and subsidiaries, including the affiliated distribution network. NFS is incorporated in Delaware and maintains its principal executive offices in Columbus, Ohio.

The Company is a party to litigation and arbitration proceedings in the ordinary course of its business. It is often not possible to determine the ultimate outcome of the pending investigations and legal proceedings or to provide reasonable ranges of potential losses with any degree of certainty. Some matters, including certain of those referred to below, are in very preliminary stages, and the Company does not have sufficient information to make an assessment of the plaintiffs’ claims for liability or damages. In some of the cases seeking to be certified as class actions, the court has not yet decided whether a class will be certified or (in the event of certification) the size of the class and class period. In many of the cases, the plaintiffs are seeking undefined amounts of damages or other relief, including punitive damages and equitable remedies, which are difficult to quantify and cannot be defined based on the information currently available. The Company does not believe, based on information currently known by management, that the outcomes of such pending investigations and legal proceedings are likely to have a material adverse effect on the Company’s consolidated financial position. However, given the large and/or indeterminate amounts sought in certain of these matters and inherent unpredictability of litigation, it is possible that an adverse outcome in certain matters could have a material adverse effect on the Company’s consolidated financial position or results of operations in a particular period.

In recent years, life insurance companies have been named as defendants in lawsuits, including class action lawsuits relating to life insurance and annuity pricing and sales practices. A number of these lawsuits have resulted in substantial jury awards or settlements against life insurers other than the Company.

The financial services industry, including mutual fund, variable annuity, retirement plan, life insurance and distribution companies, has also been the subject of increasing scrutiny on a broad range of issues by regulators, legislators and the media over the past few years. Numerous regulatory agencies, including the SEC, the Financial Industry Regulatory Authority and the New York State Attorney General, have commenced industry-wide investigations on such issues as late trading and market timing in connection with mutual funds and variable insurance contracts, and have commenced enforcement actions against some mutual fund and life insurance companies on those issues. The Company has responded to information requests and/or subpoenas from the SEC in 2003 and the New York State Attorney General in 2005 in connection with investigations regarding market timing in certain mutual funds offered in insurance products sponsored by the Company. The Company is not aware of any further action on these matters.

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In addition, state and federal regulators and other governmental bodies have commenced investigations, proceedings or inquiries relating to compensation and bidding arrangements and possible anti-competitive activities between insurance producers and brokers and issuers of insurance products, and unsuitable sales and replacements by producers on behalf of the issuer. Also under investigation are compensation and revenue sharing arrangements between the issuers of variable insurance contracts and mutual funds or their affiliates, fee arrangements in retirement plans, the use of side agreements and finite reinsurance agreements, funding agreements issued to back Medium Term Notes (MTN) programs, recordkeeping and retention compliance by broker/dealers, and supervision of former registered representatives. Related investigations, proceedings or inquiries may be commenced in the future. The Company and/or its affiliates have been contacted by, self reported or received subpoenas from state and federal regulatory agencies and other governmental bodies, state securities law regulators and state attorneys general for information relating to certain of these investigations, including those relating to compensation, revenue sharing and bidding arrangements, anti-competitive activities, unsuitable sales or replacement practices, fee arrangements in retirement plans, the use of side agreements and finite reinsurance agreements, and funding agreements backing the NLIC MTN program. The Company is cooperating with regulators in connection with these inquiries and will cooperate with Nationwide Mutual Insurance Company (NMIC) in responding to these inquiries to the extent that any inquiries encompass NMIC’s operations.

A promotional and marketing arrangement associated with the Company’s offering of a retirement plan product and related services in Alabama is under investigation by the Alabama Attorney General, which assumed the investigation from the Alabama Securities Commission. The Company currently expects that any damages paid to settle this matter will not have a material adverse impact on its consolidated financial position. It is not possible to predict what effect, if any, the outcome of this investigation may have on the Company's retirement plan operations with respect to promotional and marketing arrangements in general in the future.

These proceedings are expected to continue in the future and could result in legal precedents and new industry-wide legislation, rules and regulations that could significantly affect the financial services industry, including mutual fund, retirement plan, life insurance and annuity companies. These proceedings also could affect the outcome of one or more of the Company’s litigation matters. There can be no assurance that any such litigation or regulatory actions will not have a material adverse effect on the Company’s consolidated financial position or results of operations in the future.

On September 10, 2009, Nationwide Retirement Solutions, Inc. (NRS) was named in a lawsuit filed in the Circuit Court for Montgomery County, Alabama entitled Twanna Brown, Individually and on behalf of all other persons in Alabama who are similarly situated, v Nationwide Retirement Solutions, Inc., Alabama State Employees Association, PEBCO, Inc., Edwin “Mac” McArthur, Steve Walkley, Glenn Parker, Ulysses Lavender, Diana McLain, Randy Hebson, and Robert Wagstaff; and Unknown Defendants A-Z. The complaint, in Count One, alleges that beginning in the year 2000, the defendants, including NRS, were participants in a Civil Conspiracy. In Count One, the plaintiff seeks to recover actual damages and such punitive damages as the jury may find to be appropriate. In Counts Two and Three, although NRS is not named, it is alleged that the remaining defendants breached their fiduciary duty and seeks declaratory and injunctive relief with respect to the alleged breaches of fiduciary duty. Plaintiff seeks to recover actual damages, forfeiture of all other payments and/or salaries found by the jury to be the fruit of such other payments, punitive damages, costs and attorney’s fees and a finding that the individual defendants have breached their fiduciary duties and by a permanent injunction removing them from their respective offices in the Alabama State Employees Association (ASEA) and PEBCO. Also on September 10, 2009, a similar lawsuit was filed by the same plaintiff as a Complaint in Intervention in a case already pending in the Circuit Court for Montgomery County, captioned Nationwide Retirement Solutions, Inc. v. Alabama State Personnel Board, PEBCO, Inc., and Alabama State Employees Association. In the Complaint in Intervention, Plaintiff added Edwin J. “Mac” McArthur, Steve Walkley, Glenn Parker, Ulysses Lavender, Diana McLain, Randy Hebson and Robert Wagstaff as Third-Party/Crossclaim Defendants. The Company intends to defend these cases vigorously.

NFS, NMIC, Nationwide Mutual Fire Insurance Company (NMFIC), Nationwide Corporation and the directors of NFS have been named as defendants in several class actions brought by NFS shareholders. These lawsuits arose following the announcement of the joint offer by NMIC, NMFIC and Nationwide Corporation to acquire all of the outstanding shares of NFS’ Class A common stock. The defendants deny any and all allegations of wrongdoing and have defended these lawsuits vigorously. On August 6, 2008, NFS and NMIC, NMFIC and Nationwide Corporation announced that they had entered into a definitive agreement for the acquisition of all of the outstanding shares of

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NFS’ Class A common stock for $52.25 per share by Nationwide Corporation, subject to the satisfaction of specific closing conditions. Simultaneously, the plaintiffs and defendants entered into a memorandum of understanding for the settlement of these lawsuits. The memorandum of understanding provides, among other things, for the settlement of the lawsuits and release of the defendants and, in exchange for the release and without admitting any wrongdoing, defendant NMIC shall acknowledge that the pending lawsuits were a factor, among others, that led it to offer an increased share price in the transaction. NMIC shall agree to pay plaintiffs’ attorneys’ fees and the costs of notifying the class members of the settlement. The memorandum of understanding is conditioned upon court approval of the proposed settlement. The court held the fairness hearing for approval of the proposed settlement on June 23, 2009. The court approved the class settlement, certified the class, awarded attorneys’ fees and costs, and dismissed the case on August 19, 2009.

On November 20, 2007, NLIC and NRS were named in a lawsuit filed in the Circuit Court of Jefferson County, Alabama entitled Ruth A. Gwin and Sandra H. Turner, and a class of similarly situated individuals v Nationwide Life Insurance Company, Nationwide Retirement Solutions, Inc., Alabama State Employees Association, PEBCO, Inc. and Fictitious Defendants A to Z. On December 2, 2008, the plaintiffs filed an amended complaint. The plaintiffs claim to represent a class of all participants in the ASEA Plan, excluding members of the Deferred Compensation Committee, members of the Board of Control, ASEA's directors, officers and board members, and PEBCO’s directors, officers and board members. The class period is from November 20, 2001, to the date of trial. In the amended class action complaint, the plaintiffs allege breach of fiduciary duty, wantonness and breach of contract. The amended class action complaint seeks a declaratory judgment, an injunction, an appointment of an independent fiduciary to protect Plan participants, disgorgement of amounts paid, reformation of Plan documents, compensatory damages and punitive damages, plus interest, attorneys' fees and costs and such other equitable and legal relief to which plaintiffs and class members may be entitled. Also, on December 2, 2008, the plaintiffs filed a motion for preliminary injunction seeking an order requiring periodic payments made by NRS and/or NLIC to ASEA or PEBCO to be held in a trust account for the benefit of Plan participants. This motion was denied on April 25, 2009.  On December 4, 2008, the Alabama State Personnel Board and the State of Alabama by, and through the State Personnel Board, filed a motion to intervene and a complaint in intervention. On December 16, 2008, the Companies filed their Answer. On February 4, 2009, the court provisionally agreed to add the State of Alabama, by and through the State Personnel Board as a party. On April 28, 2009, the court denied the plaintiffs’ motion for preliminary injunction. On July 1, 2009, the Alabama State Personnel Board and the State of Alabama by and through the Alabama Personnel Board filed a Notice of Withdrawal of Motion to Intervene. NRS and NLIC continue to defend this case vigorously.

On July 11, 2007, NLIC was named in a lawsuit filed in the United States District Court for the Western District of Washington at Tacoma entitled Jerre Daniels-Hall and David Hamblen, Individually and on behalf of All Others Similarly Situated v. National Education Association, NEA Member Benefits Corporation, Nationwide Life Insurance Company, Security Benefit Life Insurance Company, Security Benefit Group, Inc., Security Distributors, Inc., et. al. The plaintiffs seek to represent a class of all current or former National Education Association (NEA) members who participated in the NEA Valuebuilder 403(b) program at any time between January 1, 1991 and the present (and their heirs and/or beneficiaries). The plaintiffs allege that the defendants violated the Employee Retirement Income Security Act of 1974, as amended (ERISA) by failing to prudently and loyally manage plan assets, by failing to provide complete and accurate information, by engaging in prohibited transactions, and by breaching their fiduciary duties when they failed to prevent other fiduciaries from breaching their fiduciary duties. The complaint seeks to have the defendants restore all losses to the plan, restoration of plan assets and profits to participants, disgorgement of endorsement fees, disgorgement of service fee payments, disgorgement of excessive fees charged to plan participants, other unspecified relief for restitution, declaratory and injunctive relief, and attorneys’ fees. On May 23, 2008, the Court granted the defendants’ motion to dismiss. On June 19, 2008, the plaintiffs filed a notice of appeal. On July 10, 2009, the Court of Appeals heard oral argument. NLIC continues to defend this lawsuit vigorously.

On November 15, 2006, NFS, NLIC and NRS were named in a lawsuit filed in the United States District Court for the Southern District of Ohio entitled Kevin Beary, Sheriff of Orange County, Florida, In His Official Capacity, Individually and On Behalf of All Others Similarly Situated v. Nationwide Life Insurance Co., Nationwide Retirement Solutions, Inc. and Nationwide Financial Services, Inc. The plaintiff seeks to represent a class of all sponsors of 457(b) deferred compensation plans in the United States that had variable annuity contracts with the defendants at any time during the class period, or in the alternative, all sponsors of 457(b) deferred compensation

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plans in Florida that had variable annuity contracts with the defendants during the class period. The class period is from January 1, 1996 until the class notice is provided. The plaintiff alleges that the defendants breached their fiduciary duties by arranging for and retaining service payments from certain mutual funds. The complaint seeks an accounting, a declaratory judgment, a permanent injunction and disgorgement or restitution of the service fee payments allegedly received by the defendants, including interest. On January 25, 2007, NFS, NLIC and NRS filed a motion to dismiss. On September 17, 2007, the Court granted the motion to dismiss. On October 1, 2007, the plaintiff filed a motion to vacate judgment and for leave to file an amended complaint. On September 15, 2008, the Court denied the plaintiffs’ motion to vacate judgment and for leave to file an amended complaint. On October 15, 2008, the plaintiffs filed a notice of appeal. On October 13, 2009, the 6th Circuit Court of Appeals heard oral argument. NFS, NLIC and NRS continue to defend this lawsuit vigorously.

On February 11, 2005, NLIC was named in a class action lawsuit filed in Common Pleas Court, Franklin County, Ohio entitled Michael Carr v. Nationwide Life Insurance Company. The complaint seeks recovery for breach of contract, fraud by omission, violation of the Ohio Deceptive Trade Practices Act and unjust enrichment. The complaint also seeks unspecified compensatory damages, disgorgement of all amounts in excess of the guaranteed maximum premium and attorneys’ fees. On February 2, 2006, the court granted the plaintiff’s motion for class certification on the breach of contract and unjust enrichment claims. The court certified a class consisting of all residents of the United States and the Virgin Islands who, during the class period, paid premiums on a modal basis to NLIC for term life insurance policies issued by NLIC during the class period that provide for guaranteed maximum premiums, excluding certain specified products. Excluded from the class are NLIC; any parent, subsidiary or affiliate of NLIC; all employees, officers and directors of NLIC; and any justice, judge or magistrate judge of the State of Ohio who may hear the case. The class period is from February 10, 1990 through February 2, 2006, the date the class was certified. On January 26, 2007, the plaintiff filed a motion for summary judgment. On April 30, 2007, NLIC filed a motion for summary judgment. On February 4, 2008, the Court granted the class’s motion for summary judgment on the breach of contract claims arising from the term policies in 43 of 51 jurisdictions. The Court granted NLIC’s motion for summary judgment on the breach of contract claims on all decreasing term policies. On November 7, 2008, the parties reached settlement on this case.  On June 5, 2009, the court approved the settlement.

On April 13, 2004, NLIC was named in a class action lawsuit filed in Circuit Court, Third Judicial Circuit, Madison County, Illinois, entitled Woodbury v. Nationwide Life Insurance Company. NLIC removed this case to the United States District Court for the Southern District of Illinois on June 1, 2004. On December 27, 2004, the case was transferred to the United States District Court for the District of Maryland and included in the multi-district proceeding entitled In Re Mutual Funds Investment Litigation. In response, on May 13, 2005, the plaintiff filed the first amended complaint purporting to represent, with certain exceptions, a class of all persons who held (through their ownership of an NLIC annuity or insurance product) units of any NLIC sub-account invested in mutual funds that included foreign securities in their portfolios and that experienced market timing or stale price trading activity. The first amended complaint purports to disclaim, with respect to market timing or stale price trading in NLIC’s annuities sub-accounts, any allegation based on NLIC’s untrue statement, failure to disclose any material fact, or usage of any manipulative or deceptive device or contrivance in connection with any class member’s purchases or sales of NLIC annuities or units in annuities sub-accounts. The plaintiff claims, in the alternative, that if NLIC is found with respect to market timing or stale price trading in its annuities sub-accounts, to have made any untrue statement, to have failed to disclose any material fact or to have used or employed any manipulative or deceptive device or contrivance, then the plaintiff purports to represent a class, with certain exceptions, of all persons who, prior to NLIC’s untrue statement, omission of material fact, use or employment of any manipulative or deceptive device or contrivance, held (through their ownership of an NLIC annuity or insurance product) units of any NLIC sub-account invested in mutual funds that included foreign securities in their portfolios and that experienced market timing activity. The first amended complaint alleges common law negligence and seeks to recover damages not to exceed $75,000 per plaintiff or class member, including all compensatory damages and costs. On June 1, 2006, the District Court granted NLIC’s motion to dismiss the plaintiff’s complaint. On January 30, 2009, the United States Court of Appeals for the Fourth Circuit affirmed that dismissal. On April 30, 2009, plaintiffs filed an appeal with the U.S. Supreme Court. On October 5, 2009, the U. S. Supreme Court denied the plaintiffs' Motion for Certiori.

On August 15, 2001, NFS and NLIC were named in a lawsuit filed in the United States District Court for the District of Connecticut entitled Lou Haddock, as trustee of the Flyte Tool & Die, Incorporated Deferred Compensation Plan, et al v. Nationwide Financial Services, Inc. and Nationwide Life Insurance Company. Currently, the plaintiffs’ fifth amended complaint, filed March 21, 2006, purports to represent a class of qualified retirement plans under

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ERISA that purchased variable annuities from NLIC. The plaintiffs allege that they invested ERISA plan assets in their variable annuity contracts and that NLIC and NFS breached ERISA fiduciary duties by allegedly accepting service payments from certain mutual funds. The complaint seeks disgorgement of some or all of the payments allegedly received by NFS and NLIC, other  unspecified relief for restitution, declaratory and injunctive relief, and attorneys’ fees. To date, the District Court has rejected the plaintiffs’ request for certification of the alleged class. On September 25, 2007, NFS’ and NLIC’s motion to dismiss the plaintiffs’ fifth amended complaint was denied. On October 12, 2007, NFS and NLIC filed their answer to the plaintiffs’ fifth amended complaint and amended counterclaims. On November 1, 2007, the plaintiffs filed a motion to dismiss NFS’ and NLIC’s amended counterclaims. On November 15, 2007, the plaintiffs filed a motion for class certification. On February 8, 2008, the Court denied the plaintiffs’ motion to dismiss the amended counterclaim, with the exception that it was tentatively granting the plaintiffs’ motion to dismiss with respect to NFS’ and NLIC’s claim that it could recover any “disgorgement remedy” from plan sponsors. On April 25, 2008, NFS and NLIC filed their opposition to the plaintiffs’ motion for class certification. On September 29, 2008, the plaintiffs filed their reply to NFS’ and NLIC’s opposition to class certification. On February 27, 2009, the Court heard oral argument on the plaintiffs’ motion for class certification. NFS and NLIC continue to defend this lawsuit vigorously.

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NLIC’s Executive Officers and Directors

NLIC is governed by a board of directors.  The following table sets forth the name, address and principal occupation during the past 5 years of each of NLIC’S executive officers and directors.  Unless otherwise noted, each person’s principal business address is c/o Nationwide Life Insurance Company, One Nationwide Plaza, Columbus, Ohio

Board of Directors and Executive Officers
Names	Position	Principal Occupation During Past 5 Years
Kirt A. Walker	President and Chief Operating Officer and Director
Kirt A. Walker was elected President of Nationwide Insurance, Exclusive Operations in November 2008.  Previously, he was Regional Vice President of the Rocky Mountain Region in 1997, Regional Vice President of the Pacific Coast Region in 1998, and President of Allied beginning in September 2003.

Mark R. Thresher	Executive Vice President and Director	Mark R. Thresher has been President and Chief Operating Officer of NFS since May 2004. Previously, he was President and Chief Operating Officer – Elect from April 2004 to May 2004.
Patricia R. Hatler	Executive Vice President and Chief Legal and Governance Officer
Patricia R. Hatler has been Executive Vice President – Chief Legal and Governance Officer of Nationwide Mutual and NFS since December 2004.  Prior to that time, Ms. Hatler served as the Senior Vice President, General Counsel and Secretary of Nationwide Mutual and NFS from April 2000 to December 2004.

Terri L. Hill	Executive Vice President-Chief Administrative Officer
Terri L. Hill has been Executive Vice President – Chief Administrative Officer of Nationwide Mutual, NFS and several other Nationwide companies since September 2003.  Prior to that time, she was Senior Vice President – Human Resources/Operations from December 2000 to September 2003 of Scottsdale and its affiliates.

Michael C. Keller	Executive Vice President-Chief Information Officer
Michael C. Keller has been Executive Vice President – Chief Information Officer of Nationwide Mutual since May 2001 and of NFS since August 2001.  He is also a director/officer of several Nationwide affiliates and subsidiaries.

James R. Lyski	Executive Vice President-Chief Marketing Officer
James R. Lyski has been Executive Vice President – Chief Marketing Officer of Nationwide Mutual and NFS since October 2006.  Mr. Lyski previously served as Senior Vice President for Strategy, Product and Marketing at CIGNA HealthCare, Inc., an employee benefits company, from October 2002 to October 2006.

Lawrence A. Hilsheimer	Executive Vice President-Finance
Larry A. Hilsheimer has been Executive Vice President – Chief Financial Officer of Nationwide Mutual and Executive Vice President – Finance of NFS and several other companies within Nationwide since October 2007.  Prior to joining Nationwide, Mr. Hilsheimer served as a partner of Deloitte and Touche USA LLP from June 1988 to October 2007.

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Mark A. Pizzi	Executive Vice President
Mark A. Pizzi has been President – Chief Operating Officer, Customer Choice Distribution of Nationwide Mutual since March 2009 and Executive Vice President of NFS since June 2009.  Prior to that time, Mr. Pizzi was Senior Vice President – Customer Choice Distribution from 2006 to June 2009 and Vice President – Regional Operations from 2003 to 2006.  Mr. Pizzi joined Nationwide in 1978.

Harry H. Hallowell	Senior Vice President and Treasurer
Harry H. Hallowell has been Senior Vice President and Treasurer of Nationwide Mutual and NFS since January 2006.  Previously, Mr. Hallowell served as Vice President and Head of Portfolio Risk Management for Nationwide’s Office of Investments from May 2003 to December 2005.

Robert J. Puccio	Senior Vice President-Associate Services
Robert J. Puccio has been Senior Vice President – Associate Services of Nationwide Mutual since February 2007.  Prior to that time, Mr. Puccio was Vice President – Associate Services of Nationwide Mutual.

Gregory S. Moran	Senior Vice President-Business Transformation Office
Gregory S. Moran has been Senior Vice President – Project Management Office for Nationwide Mutual since November 2007.  Prior to joining Nationwide, Mr. Moran worked for Ford Motor Company from 2001 to 2007.

Carol Baldwin Moody	Senior Vice President-Chief Compliance Officer	Carol Baldwin Moody has been Senior Vice President, Chief Compliance Officer of Nationwide Mutual since November 2005. Previously, she was the chief compliance officer for TIAA-CREF from 2004 to 2005.
Timothy G. Frommeyer	Senior Vice President-Chief Financial Officer and Director
Timothy G. Frommeyer has been Senior Vice President – Chief Financial Officer of NFS since November 2005 and Vice President and Chief Actuary of Nationwide Mutual since May 2004.  He served as Vice President and Chief Actuary of NFS from May 2004 to November 2005.  He has served as a director of NFS since January 2009.

Gail G. Snyder	Senior Vice President-Chief Investment Officer
Gail G. Snyder has been Executive Vice President – Chief Investment Officer of Nationwide Mutual since February 2009 and of NFS since May 2009.  Previously, she was Senior Vice President – Chief Investment Officer of Nationwide Mutual from January 2006 to February 2009 and of NFS from January 2006 to May 2009 and Senior Vice President – Enterprise Portfolio and Strategy Management of Nationwide Mutual from January 2005 to January 2006.  Prior to that time, Ms. Snyder served as Senior Vice President – Portfolio Management of Genworth Financial, Inc., an insurance and financial services company, from May 2004 to December 2004.

Randolph C. Wiseman	Senior Vice President-Chief Litigation Counsel
Randolph C. Wiseman has been Senior Vice President – Chief Litigation Counsel for Nationwide Mutual since July 2007.  Prior to that time, he was Vice President – Associate General Counsel from September 2005 to July 2007.  Prior to joining Nationwide in September 2005, Mr. Wiseman was a partner at the law firm Bricker & Eckler LLP.

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Michael W. Mahaffey	Senior Vice President-Chief Risk Officer
Michael W. Mahaffey has been Senior Vice President – Chief Risk Officer of Nationwide Mutual since October 2008.   Prior to that time, he was Vice President – Enterprise Risk Management from 2007 to 2008, and Associate Vice President – Enterprise Risk Management from 2005 to 2007.  Prior to joining Nationwide, Mr. Mahaffey was a consultant with Deloitte and Touche.

Robert J. Dickson	Senior Vice President-CIO NSC
Robert J. Dickson has been Senior Vice President – Chief Information Officer NSC of Nationwide Mutual since January 2007.  Prior to joining Nationwide, Mr. Dickson held a variety of positions for Ford Motor Company from 1976 to January 2007.

Paul D. Ballew	Senior Vice President-Customer Insight/Analytic
Paul D. Ballew has been Senior Vice President, Customer Insights and Analytics for Nationwide Mutual since November 2007.  Prior to joining Nationwide, Paul served as Executive Director for Global Market and Industry Analysis for General Motors Corporation.

David R. Jahn	Senior Vice President-Customer Relationships
David R. Jahn has been Senior Vice President – Customer Relationships since February 2007.  Prior to that time, he was Senior Vice President – Property and Casualty Claims of Nationwide Mutual from October 2003 to February 2007.  Mr. Jahn has been with Nationwide since 1972.

Roger A. Craig	Senior Vice President-Division General Counsel
Roger A. Craig has been Senior Vice President – Division General Counsel of Nationwide Mutual since July 2007 and Senior Vice President – Division General Counsel and Assistant Secretary of NFS since August 2007.  Previously, Mr. Craig served several Nationwide companies as Vice President – Division General Counsel from October 2004 to July 2007.

Thomas W. Dietrich	Senior Vice President-Division General Counsel
Thomas W. Dietrich has been Senior Vice President – Division General Counsel of Nationwide Mutual since October 2004.   He served as Vice President, Associate General Counsel of Nationwide Mutual from 1988 to 2004.   Mr. Dietrich has been with Nationwide since 1977.

Sandra L. Neely	Senior Vice President-Division General Counsel
Sandra L. Neely has been Senior Vice President – Division General Counsel of Nationwide Mutual since July 2007.  Prior to that time, Ms. Neely was Vice President – Division General Counsel of Nationwide Mutual from October 2004 to July 2007.

Jeffrey D. Rouch	Senior Vice President-Government Relations
Jeffrey D. Rouch has been Senior Vice President – Government Relations of Nationwide Mutual since January 2008.  Prior to that time, Mr. Rouch oversaw Nationwide’s federal affairs office from 1997 to January 2008.

Pamela A. Biesecker	Senior Vice President-Head of Taxation	Pamela A. Biesecker has been Senior Vice President – Head of Taxation since November 2006. Prior to joining Nationwide, Ms. Biesecker was vice president of tax for DTE Energy Co. in Detroit, Michigan.

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Kim R. Geyer	Senior Vice President-Human Resources
Kim R. Geyer has been Senior Vice President – Human Resources of Nationwide Mutual since April 2007.  Previously, she was Vice President – NF Human Resources from August 2004 to April 2007.   Ms. Geyer has been with Nationwide since 1987.

Eric S. Henderson	Senior Vice President-Individual Investments Business Head
Eric S. Henderson has been Senior Vice President – Individual Investments Business Head of NFS since August 2007.  Previously, Mr. Henderson served as Vice President and Chief Financial Officer – Individual Investments from August 2004 to August 2007.

Peter A. Golato	Senior Vice President-Individual Protection Business Head and Director	Peter A. Golato has been Senior Vice President – Individual Protection Business Head of Nationwide Mutual and NFS since May 2004.
Srinivas Koushik	Senior Vice President-PCIO Information Technology
Srinivas Koushik has been Senior Vice President – PCIO IT of Nationwide Mutual since 2006.  Previously, he was Senior Vice President – Chief Technology Officer of Nationwide Services from December 2003 to March 2006.

Gordon E. Hecker	Senior Vice President-NF Marketing
Gordon E. Hecker has been Senior Vice President – NF Marketing for Nationwide Mutual since August 2004.  Prior to joining Nationwide, Mr. Hecker was the Senior Vice President of Marketing for the Scotts Miracle-Gro Company in Marysville, Ohio from 1999 to 2004.

Susan Gueli	Senior Vice President-NF Systems
Susan J. Gueli has been Senior Vice President, NF Systems for Nationwide Mutual since January 2008.  Previously, she was Vice President, NF Systems from October 2006 to January 2008 and Vice President, Information Risk Management from April 2002 to October 2006.

Michael A. Hamilton	Senior Vice President-NFN Retail Distribution
Michael A. Hamilton has been Senior Vice President – NFN Retail Distribution of NFS since October 2007.  Previously, he served as Vice President – NFN Retail Distribution of NLIC and Nationwide Life and Annuity Insurance Company, affiliates of Nationwide Mutual and NFS, from April 2007 to October 2007.  Prior to joining Nationwide, Mr. Hamilton served as the President of Pennsylvania Life Insurance Company from April 2004 to January 2007.

John L. Carter	Senior Vice President-Non-Affiliated Sales
John L. Carter has been Senior Vice President – Non-Affiliated Sales of NFS since November 2005. Previously, he served as corporate vice president of Platform Distribution at Prudential Financial, a financial services company in Newark, New Jersey, from August 1999 to November 2005.

William S. Jackson	Senior Vice President-NW Retirement Plans
William S. Jackson has been Senior Vice President – Nationwide Retirement Plans of NFS since October 2006.  Previously, Mr. Jackson served as Sales Center Vice President from August 2001 to September 2006.

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Anne L. Arvia	Senior Vice President-President – NW Retirement Plans
Anne L. Arvia has been Senior Vice President – Nationwide Retirement Plans since November 2009.  Previously, Ms. Arvia served as Senior Vice President - President Nationwide Bank beginning in September 2006.  Prior to joining Nationwide Bank, Ms. Arvia served as the chief executive officer of ShoreBank, a community and environmental bank, from May 2002 to August 2006 and served as the president of ShoreBank from May 2001 to August 2006.

Michael S. Spangler	Senior Vice President-President-Nationwide Funds Group
Michael S. Spangler has been Senior Vice President – President, Nationwide Funds Group since June 2008.  Prior to joining Nationwide, Mr. Spangler was Managing Director at Morgan Stanley, heading Americas Retail and Intermediary Product Management from May 2004 to June 2008.

W. Kim Austen	Senior Vice President-Property and Casualty Commercial/Farm Product Pricing
W. Kim Austen has been President and Chief Operating Officer – Allied since February 2009.  Prior to that time, he was Senior Vice President – Property and Casualty Commercial/Farm Product Pricing of Nationwide Mutual from September 2003 to February 2009.

Gale V. King	Senior Vice President-PCIO Human Resources
Gale V. King has been Executive Vice President and Chief Human Resources Officer of Nationwide Mutual and NFS since February 2009.  Previously, she was Senior Vice President – Property and Casualty Human Resources of Nationwide Mutual from October 2003 to February 2009.  Ms. King has been with Nationwide since 1983.

J. Lynn Greenstein	Senior Vice President-Property and Casualty Personal Lines Product Pricing
J. Lynn Greenstein has been Senior Vice President – Property and Casualty Product and Pricing Management of Nationwide Mutual since March 2003.  She is also a director/officer of other Nationwide affiliates and subsidiaries.  Ms. Greenstein has been with Nationwide since 1985.

Jennifer M. Hanley	Senior Vice President – Marketing Services
Jennifer M. Hanley has been Senior Vice President Marketing Services, Office of Marketing and Communications at Nationwide since March 2009. Ms. Hanley joined Nationwide in November 2007 as the Vice President Marketing Programs. Prior to joining Nationwide she was the Vice President, Marketing Services from August 2006 to October 2007 and Senior Director, Creative Services, Media Promotions at The Scotts Miracle-Gro Company from January 2004 - July 2006.

James R. Burke	Senior Vice President – Property and Casualty/Farm Product Pricing
 Jim has been involved with P&C Commercial / Agribusiness since 2006 and in April 2009 was named the VP of Commercial/Agribusiness Underwriting, Audit, Loss Control and Training.  In 2004/2005, Jim led operational and strategic planning for Nationwide’s property casualty operations.

Kai V. Monahan	Senior Vice President
Kai V. Monahan has been Senior Vice President – Internal Audit of Nationwide Mutual and since November 2008.  Previously, Mr. Monahan was a Partner in Ernst & Young’s Business Risk Services practice from 2004 to 2008.

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Matthew Jauchius	Senior Vice President
Matthew Jauchius has been Senior Vice President – Chief Strategy Officer, OCEO Administration of Nationwide Mutual since April 2009.  Previously, he served as Vice President – PCIO Strategy for Nationwide Mutual from April 2007 to April 2009, and Vice President – Strategic Planning Nationwide Mutual from June 2006 to April 2007.  Previously, Mr. Jauchius was Associate Principal with McKinsey & Company from September 1998 to June 2006.

Stephen S. Rasmussen	Director
Stephen S. Rasmussen has been a director and the Chief Executive Officer of Nationwide Mutual since February 2009.  He previously served as the President and Chief Operating Officer of Nationwide Mutual and Executive Vice President of NFS from September 2003 to February 2009.

We hold the Separate Account’s assets physically segregated and part from the general account.  We maintain records of all purchases and sale of portfolio shares by each of the Subaccounts.  A fidelity bond in the amount of $10 million per occurrence and $20 million in the aggregate covering our officers and employees has been issued by Reliance Insurance Company.

The following replaces the “FINANCIAL STATEMENTS” section on page F-1 of the Prospectus:

Financial Statements

The financial statements of NLIC as of December 31, 2008 and 2007, and for each of the years in the three-year period ended December 31, 2008, and the financial statements of the Nationwide Provident VLI Separate Account l  as of December 31, 2008 and for the two years ended December 31, 2008 have been included herein in reliance upon the reports of KPMG LLP, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

All financial statements included in the Prospectus should be considered only as bearing on our ability to meet our obligations under the Policies.  They should not be considered as bearing on the investment performance of the assets held in the Separate Account.

Experts

The financial statements of Nationwide Life Insurance Company and subsidiaries as of December 31, 2008 and 2007, and for each of the years in the three-year period ended December 31, 2008, and the financial statements of the Variable Account as of December 31, 2008 and for the two years ended December 31, 2008 have been included herein in reliance upon the reports of KPMG LLP, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.  The audit report of KPMG LLP covering the December 31, 2008 consolidated financial statements and schedules of Nationwide Life Insurance Company and subsidiaries contains an explanatory paragraph that states that Nationwide Life Insurance Company adopted the American Institute of Certified Public Accountants’ Statement of Position 05-1, Accounting by Insurance Enterprises for Deferred Acquisition Costs in Connection with Modifications or Exchanges of Insurance Contracts, in 2007.  KPMG LLP is located at 191 West Nationwide Blvd., Columbus, Ohio 43215.

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REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors of Nationwide Life Insurance Company of
America and Policyholders of Nationwide Provident VLI Separate Account 1:

We have audited the accompanying statements of assets and liabilities of Nationwide Provident VLI Separate Account 1 (comprised of the sub-accounts listed in note 1) (collectively, the Account) as of December 31, 2008, and the related statements of operations for the year then ended, the statements of changes in net assets for the years ended December 31, 2008 and 2007 and the financial highlights for each of the years in the five year period ended December 31, 2008. These financial statements and financial highlights are the responsibility of the Account’s management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of securities owned as of December 31, 2008, by correspondence with the transfer agents of the underlying mutual funds. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of each of the sub-accounts in the Account as of December 31, 2008, and the results of their operations for the year then ended, the changes in their net assets for the years ended December 31, 2008 and 2007 and the financial highlights for each of the years in the five year period ended December 31, 2008 in conformity with U.S. generally accepted accounting principles.

/s/ KPMG LLP

Philadelphia, PA
April 13, 2009

The Nationwide Provident VLI Separate Account 1
of Nationwide Life Insurance Company of America
Statement of Assets and Liabilities, December 31, 2008

	Shares	Cost	Fair Value

Nationwide Variable Insurance Trust:
NVIT Nationwide Fund Class IV	12,622,072	$149,555,055	$82,295,910
NVIT Money Market Fund Class IV	62,713,362	$62,713,362	$62,713,362
NVIT Government Bond Fund Class IV	2,103,240	$24,433,265	$25,238,879
JP Morgan NVIT Balanced Fund Class IV	3,788,996	$37,739,793	$26,522,975
NVIT Mid Cap Growth Fund Class IV	2,062,648	$42,434,984	$36,220,092
NVIT Multi-Manager International Value Fund Class IV	2,597,073	$32,761,208	$20,049,403
NVIT Growth Fund Class IV	1,760,766	$17,907,360	$15,582,776
Van Kampen NVIT Comstock Value Fund Class IV	2,237,852	$23,679,510	$15,642,583
NVIT Multi-Manager Small Company Fund Class IV	1,489,306	$31,207,608	$16,024,936
NVIT Multi-Manager Small Cap Value Fund Class IV	2,601,449	$29,138,219	$17,195,578
NVIT S&P 500 Index Fund Class IV	18,000,293	$152,173,608	$113,041,838
NVIT Government Bond Fund Class I	58,928	$681,774	$707,730
NVIT Investor Destinations Aggressive Fund Class II	564,661	$6,712,916	$3,890,511
NVIT Investor Destinations Conservative Fund Class II	103,180	$930,747	$956,476
NVIT Investor Destinations Moderate Fund Class II	1,666,692	$18,781,412	$14,100,218
NVIT Investor Destinations Moderately Aggressive Fund Class II	2,494,009	$29,869,385	$19,852,313
NVIT Investor Destinations Moderately Conservative Fund Class II	218,667	$2,424,469	$1,935,199
NVIT Core Plus Bond Fund Class I	4,382	$42,719	$42,858
Neuberger Berman NVIT Socially Responsible Fund Class II	1,310	$9,723	$8,436
Gartmore NVIT Emerging Markets Fund Class I	131,166	$2,333,548	$924,719
NVIT Mid Cap Index Fund Class I	229,373	$3,991,762	$2,580,449
Federated NVIT High Income Bond Fund Class I	66,379	$499,230	$331,230
NVIT Global Financial Services Fund Class I	24,982	$325,855	$143,147
NVIT Health Sciences Fund Class I	46,163	$503,756	$372,997
NVIT Technology and Communications Fund Class I	66,657	$303,768	$148,645
Gartmore NVIT Global Utilities Fund Class I	52,844	$667,193	$411,127
NVIT Multi-Manager Small Cap Growth Fund Class I	126,094	$2,075,340	$1,216,806
NVIT U.S. Growth Leaders Fund Class I	216,377	$2,194,649	$1,289,605
NVIT Multi Sector Bond Fund Class I	176,954	$1,685,531	$1,295,305
NVIT Multi-Manager International Value Fund Class III	1,949,164	$29,446,777	$15,008,562
Gartmore NVIT Emerging Markets Fund Class III	398,464	$6,363,866	$2,801,202
NVIT Global Financial Services Fund Class III	47,354	$518,871	$271,337
NVIT Health Sciences Fund Class III	61,685	$651,412	$499,652
NVIT Technology and Communications Fund Class III	136,968	$579,035	$308,177
Gartmore NVIT Global Utilities Fund Class III	157,421	$1,960,041	$1,229,455
Federated NVIT High Income Bond Fund Class III	143,356	$1,080,216	$713,912
Gartmore NVIT International Equity Fund Class VI	5,870	$53,541	$36,688
NVIT Core Bond Fund Class I	19,302	$189,651	$187,033
NVIT Short Term Bond Fund Class II	2,736	$27,084	$26,729
Van Kampen NVIT Real Estate Fund Class I	2,307	$18,970	$13,170
American Funds NVIT Asset Allocation Fund Class II	12,326	$211,304	$160,356
American Funds NVIT Bond Fund Class II	29,804	$338,163	$284,027
American Funds NVIT Global Growth Fund Class II	31,465	$734,778	$470,089
American Funds NVIT Growth Fund Class II	15,875	$985,341	$586,563
American Funds NVIT Growth-Income Fund Class II	3,406	$136,243	$89,406
NVIT Cardinal Aggressive Fund I	32,308	$253,290	$212,267
NVIT Cardinal Balanced Fund I	140	$1,106	$1,140
NVIT Cardinal Capital Appreciation Fund I	3,172	$30,061	$23,569
NVIT Cardinal Conservative Fund I	1,195	$10,831	$10,896
NVIT Cardinal Moderate Fund I	10,332	$80,518	$80,383
NVIT Cardinal Moderately Aggressive Fund I	3,264	$30,583	$23,112
NVIT Cardinal Moderately Conservative Fund I	612	$6,102	$5,188

The Nationwide Provident VLI Separate Account 1
of Nationwide Life Insurance Company of America
Statement of Assets and Liabilities, December 31, 2008 — continued

	Shares	Cost	Fair Value

NVIT Multi-Manager International Growth Fund Class III	384	$2,365	$2,463
NVIT Multi-Manager Large Cap Growth Fund Class I	34	$217	$229
NVIT Multi-Manager Large Cap Value Fund Class I	4,845	$37,699	$32,071
NVIT Multi-Manager Mid Cap Growth Fund Class I	33	$208	$221
NVIT Multi-Manager Mid Cap Value Fund Class II	168	$1,192	$1,191

Fidelity Variable Insurance Products Fund:
Fidelity VIP Equity-Income Portfolio: Initial Class	6,039,547	$136,847,084	$79,601,232
Fidelity VIP Growth Portfolio: Initial Class	4,170,260	$148,155,460	$98,126,223
Fidelity VIP High Income Portfolio: Initial Class	2,262,352	$13,612,171	$8,958,912
Fidelity VIP Overseas Portfolio: Initial Class	1,465,570	$22,973,830	$17,835,985
Fidelity VIP Overseas Portfolio: Initial Class R	1,514,591	$29,459,650	$18,387,137
Fidelity VIP Equity-Income Portfolio: Service Class	186,532	$4,374,733	$2,451,036
Fidelity VIP Growth Portfolio: Service Class	66,025	$2,304,270	$1,549,616
Fidelity VIP Overseas Portfolio: Service Class	7,303	$137,347	$88,514
Fidelity VIP Overseas Portfolio: Service Class R	124,071	$2,518,643	$1,501,257
Fidelity VIP High Income Portfolio: Initial Class R	631,590	$3,544,661	$2,494,782

Fidelity Variable Insurance Products Fund II:
Fidelity VIP II Asset Manager Portfolio: Initial Class	2,856,594	$39,869,379	$29,451,488
Fidelity VIP II Investment Grade Bond Portfolio: Initial Class	2,974,385	$37,562,357	$35,216,723
Fidelity VIP II Contrafund Portfolio: Initial Class	5,408,279	$135,699,055	$83,233,410
Fidelity VIP II Investment Grade Bond Portfolio: Service Class	96,440	$1,192,113	$1,133,174

Fidelity Variable Insurance Products Fund III:
Fidelity VIP III Mid Cap Portfolio: Service Class	521,447	$16,232,069	$9,558,131
Fidelity VIP III Value Strategies Portfolio: Service Class	248,155	$2,887,799	$1,220,920

Fidelity Variable Insurance Products Fund IV:
Fidelity VIP IV Energy Portfolio: Service Class 2	89,359	$2,090,547	$1,018,687
Fidelity VIP IV Freedom Fund 2010 Portfolio: Service Class	37,977	$436,646	$312,550
Fidelity VIP IV Freedom Fund 2020 Portfolio: Service Class	94,489	$1,084,014	$727,565
Fidelity VIP IV Freedom Fund 2030 Portfolio: Service Class	105,482	$1,259,769	$751,032

Lehman Brothers Advisers Management Trust:
Lehman Brothers AMT Short Duration Bond Portfolio — I Class	998,451	$12,803,607	$10,693,406

Neuberger Berman Advisers Management Trust:
Neuberger Berman AMT Partners Portfolio I Class	2,121,078	$30,351,330	$15,080,866
Neuberger Berman AMT Fasciano Portfolio — S Class	72,149	$977,955	$602,446
Neuberger Berman AMT Mid Cap Growth Portfolio — I Class	65,174	$1,618,312	$1,051,912
Neuberger Berman AMT Socially Responsive Portfolio — I Class	72,370	$1,098,601	$679,550
Neuberger Berman AMT International Portfolio — S Class	52,470	$731,368	$382,503
Neuberger Berman AMT Regency Portfolio — S Class	16,559	$275,887	$152,676

Van Eck Worldwide InsuranceTrust:
Van Eck Worldwide Bond Fund: Initial Class	380,688	$4,478,851	$4,385,521
Van Eck Worldwide Hard Assets Fund: Initial Class	267,226	$7,666,484	$5,010,496
Van Eck Worldwide Emerging Markets Fund: Initial Class	1,629,380	$25,709,920	$9,580,754
Van Eck Worldwide Real Estate Portfolio: Initial Class	275,091	$4,205,972	$1,705,563
Van Eck Worldwide Bond Fund: Class R	429,897	$4,961,746	$4,952,409
Van Eck Worldwide Hard Assets Fund: Class R	336,506	$10,766,622	$6,306,119
Van Eck Worldwide Emerging Markets Fund: Class R	1,244,397	$19,756,314	$7,304,612
Van Eck Worldwide Real Estate Portfolio: Class R	465,556	$7,023,191	$2,867,824

The Nationwide Provident VLI Separate Account 1
of Nationwide Life Insurance Company of America
Statement of Assets and Liabilities, December 31, 2008 — continued

	Shares	Cost	Fair Value

The Alger American Fund:
Alger American Small Capitalization Portfolio: Class O Shares	1,101,759	$18,577,740	$19,368,930

Wells Fargo Advantage Variable Trust Funds:
Wells Fargo Advantage VT Discovery Fund	548,544	$7,370,887	$6,138,212
Wells Fargo VT Opportunity Fund — Investor Class	448,498	$8,480,587	$4,556,744

Dreyfus Variable Investment Fund:
Dreyfus Variable Investment Fund — Appreciation Portfolio: Initial Shares	83,402	$3,238,609	$2,408,659
Dreyfus Variable Investment Fund — Developing Leaders Portfolio: Initial Shares	5,306	$198,062	$100,865

Dreyfus Investment Portfolios:
Dreyfus Investment Portfolios — Small Cap Stock Index Portfolio: Service Shares	424,094	$6,924,728	$4,393,618

Dreyfus Stock Index Fund, Inc.:
Dreyfus Stock Index Fund, Inc.: Initial Shares	268,540	$8,856,061	$6,171,041

American Century Variable Portfolios, Inc.:
American Century VP International Fund: Class I	78,658	$695,313	$467,231
American Century VP Ultra Fund: Class I	224,836	$2,222,150	$1,362,504
American Century VP Value Fund: Class I	1,129,976	$8,425,933	$5,288,287
American Century VP Income and Growth Fund: Class I	212,969	$1,630,159	$1,026,509
American Century VP International Fund: Class III	234,431	$2,175,184	$1,392,518
American Century VP Mid Cap Value Fund: Class I	54,896	$711,532	$536,882
American Century VP Vista Fund: Class I	33,824	$648,925	$364,283

American Century Variable Portfolios II, Inc.:
American Century VP Inflation Protection Fund: Class II	236,933	$2,469,498	$2,345,636

Janus Aspen Series:
Janus Aspen Series — Forty Portfolio — Service Shares	106,586	$3,981,265	$2,421,640
Janus Aspen Series — International Growth Portfolio: Service Shares	62,868	$3,290,835	$1,635,205
Janus Aspen Series — Global Technology Portfolio: Service Shares	34,626	$150,495	$100,416
Janus Aspen Series — Balanced Portfolio: Service Shares	58,975	$1,722,285	$1,400,663
Janus Aspen Series — INTECH Risk-Managed Core Portfolio: Service Shares	19,514	$247,288	$154,550
Janus Aspen Series — International Growth Portfolio: Service II Shares	164,082	$8,752,460	$4,290,746
Janus Aspen Series — Global Technology Portfolio: Service II Shares	129,464	$629,672	$383,213

Oppenheimer Variable Account Funds:
Oppenheimer Capital Appreciation Fund/VA: Non-Service Shares	122,675	$4,693,879	$3,149,079
Oppenheimer Global Securities Fund/VA: Non-Service Shares	80,523	$2,485,547	$1,627,364
Oppenheimer Main Street Fund/VA: Non-Service Shares	144,552	$3,190,895	$2,104,670
Oppenheimer High Income Fund/VA: Non-Service Shares	82,653	$621,481	$130,592
Oppenheimer Main Street Small Cap Fund/VA: Non-Service Shares	129,531	$2,293,886	$1,379,509
Oppenheimer Global Securities Fund/VA: Class 3	318,080	$10,337,129	$6,469,742
Oppenheimer High Income Fund/VA: Class 3	103,705	$464,721	$162,816

AIM Variable Insurance Funds, Inc.:
AIM V.I. Basic Value Fund: Series I Shares	345,108	$3,106,585	$1,414,944
AIM V.I. Capital Appreciation Fund: Series I Shares	13,430	$340,106	$226,827
AIM V.I. Capital Development Fund: Series I Shares	119,063	$1,815,503	$944,172

Federated Insurance Series:
Federated Quality Bond Fund II: Primary Shares	229,103	$2,516,966	$2,291,033
Federated American Leaders Fund II: Primary Shares	6,562	$102,359	$53,416
Federated Capital Appreciation Fund II: Primary Shares	12,507	$82,773	$63,786

The Nationwide Provident VLI Separate Account 1
of Nationwide Life Insurance Company of America
Statement of Assets and Liabilities, December 31, 2008 — continued

	Shares	Cost	Fair Value

Franklin Templeton Variable Insurance Products Trust:
Franklin Templeton VIP Franklin Small Cap Value Securities Fund: Class 1	480,753	$8,149,797	$5,158,477
Franklin Templeton VIP Franklin Rising Dividends Securities Fund: Class 1	470,996	$9,043,046	$6,575,110
Franklin Templeton VIP Templeton Foreign Securities Fund: Class 1	102,015	$1,634,566	$1,117,066
Franklin Templeton VIP Templeton Developing Markets Securities Fund — Class 3	218,630	$2,841,620	$1,316,153
Franklin Templeton VIP Templeton Global Income Securities Fund — Class 3	93,965	$1,568,117	$1,605,869
Franklin Founding Funds Allocation Fund — Class 2	63	$506	$351

AllianceBernstein Variable Products Series Fund Inc:
AllianceBernstein VPS Growth and Income Portfolio: Class A	156,421	$3,719,151	$2,049,116
AllianceBernstein VPS Small/Mid Cap Value Portfolio: Class A	217,521	$3,699,374	$2,157,811

MFS Variable Insurance Trust:
MFS Investors Growth Stock Series: Initial Class	71,431	$708,905	$507,162
MFS Value Series: Initial Class	262,155	$3,657,254	$2,558,629

Putnam Variable Trust:
Putnam VT Growth & Income Fund: Class IB	17,308	$389,171	$198,519
Putnam VT International Equity Fund: Class IB	19,152	$315,436	$170,265
Putnam VT Voyager Fund: Class IB	15,402	$429,504	$307,741

Vanguard Variable Insurance Fund:
Vanguard Equity Income Portfolio	123,328	$2,232,991	$1,489,798
Vanguard Total Bond Market Index Portfolio	98,661	$1,107,964	$1,146,439
Vanguard High Yield Bond Portfolio	123,585	$979,185	$730,389
Vanguard Mid Cap Index Portfolio	229,211	$3,797,413	$2,113,322

Van Kampen — The Universal Institutional Funds, Inc.:
Van Kampen Core Plus Fixed Income Portfolio: Class I	132,026	$1,487,469	$1,308,376
Van Kampen Emerging Markets Debt Portfolio: Class I	56,440	$463,701	$365,164
Van Kampen U.S. Real Estate Portfolio: Class I	343,426	$6,524,697	$2,819,531

T Rowe Price:
T Rowe Price Blue Chip Growth Portfolio — Class II	154,922	$1,645,540	$1,037,979
T Rowe Price Equity Income Portfolio — Class II	106,269	$2,483,223	$1,520,707
T Rowe Price Limited Term Bond Portfolio — Class II	236,075	$1,170,430	$1,140,244

Total Investments			$1,091,910,742
Accounts Receivable			—

Total Assets			$1,091,910,742
Accounts Payable			152,894

Net Assets (See Note 7)			$1,091,757,848

Policyholders’ Equity			$1,091,458,998
Attributable to Nationwide Life Insurance Company of America			298,851

			$1,091,757,848

See accompanying notes to financial statements

The Nationwide Provident VLI Separate Account 1
of Nationwide Life Insurance Company of America
Statements of Operations for the Year Ended December 31, 2008

										NVIT
										Multi-	NVIT			NVIT	NVIT
			NVIT		JP Morgan		NVIT Multi-		Van Kampen	Manager	Multi-			Investor	Investor
		NVIT	Money	NVIT	NVIT	NVIT Mid	Manager	NVIT	NVIT	Small	Manager	NVIT S&P	NVIT	Destinations	Destinations
		Nationwide	Market	Government	Balanced	Cap Growth	International	Growth	Comstock	Company	Small Cap	500 Index	Government	Aggressive	Conservative
		Fund	Fund	Bond Fund	Fund	Fund	Value Fund	Fund	Value Fund	Fund	Value Fund	Fund	Bond Fund	Fund	Fund
	Total	Class IV	Class IV	Class IV	Class IV	Class IV	Class IV	Class IV	Class IV	Class IV	Class IV	Class IV	Class I	Class II	Class II

Investment Income
Dividends	$27,972,706	$1,741,584	$1,305,746	$1,097,510	$912,998	—	$575,987	$56,906	$456,625	$192,465	$263,413	$3,017,869	$32,777	$111,248	$29,631
Expenses
Mortality and expense risks	10,322,698	724,057	416,637	167,038	207,731	$361,399	212,274	147,946	153,743	162,186	166,769	1,066,168	5,734	37,313	6,166
Investment Expense	15,018	—	—	—	—	—	—	—	—	—	—	—	—	—	—

Total expenses	10,337,716	724,057	416,637	167,038	207,731	361,399	212,274	147,946	153,743	162,186	166,769	1,066,168	5,734	37,313	6,166

Net investment income (loss)	17,634,990	1,017,527	889,109	930,472	705,267	(361,399)	363,713	(91,040)	302,882	30,279	96,644	1,951,701	27,043	73,935	23,465

Net Realized and Unrealized Gain (Loss) on Investments
Realized gain distributions reinvested	102,151,995	19,844,483	—	—	3,831,314	—	4,758,678	—	318,857	4,939,782	—	—	—	942,417	15,572
Net realized (loss) gain from redemption of investment shares	(26,982,248)	(3,079,118)	—	(218,199)	(702,560)	1,558,939	399,632	715,758	309,107	(3,349,131)	(373,335)	(3,679,098)	2,733	(211,389)	(102,642)

Net realized (loss) gain on investments	75,169,747	16,765,365	—	(218,199)	3,128,754	1,558,939	5,158,310	715,758	627,964	1,590,651	(373,335)	(3,679,098)	2,733	731,028	(87,070)

Net unrealized appreciation (depreciation) of investments:
Beginning of year	249,922,044	11,742,571	—	(260,325)	2,452,204	27,302,500	11,688,605	8,724,632	2,784,984	(2,777,254)	(3,317,303)	30,118,521	6,656	312,319	(5,980)
End of year	(545,784,788)	(67,259,145)	—	805,614	(11,216,817)	(6,214,892)	(12,711,805)	(2,324,584)	(8,036,927)	(15,182,672)	(11,942,640)	(39,131,770)	25,955	(2,822,405)	25,729

Net unrealized appreciation (depreciation) during the year	(795,706,832)	(79,001,716)	—	1,065,939	(13,669,021)	(33,517,392)	(24,400,410)	(11,049,216)	(10,821,911)	(12,405,418)	(8,625,337)	(69,250,291)	19,299	(3,134,724)	31,709

Net realized and unrealized gain (loss) on investments	(720,537,085)	(62,236,351)	—	847,740	(10,540,267)	(31,958,453)	(19,242,100)	(10,333,458)	(10,193,947)	(10,814,767)	(8,998,672)	(72,929,389)	22,032	(2,403,696)	(55,361)

Net increase (decrease) in net assets resulting from operations	$(702,902,095)	$(61,218,824)	$889,109	$1,778,212	$(9,835,000)	$(32,319,852)	$(18,878,387)	$(10,424,498)	$(9,891,065)	$(10,784,488)	$(8,902,028)	$(70,977,688)	$49,075	$(2,329,761)	$(31,896)

See accompanying notes to financial statements

The Nationwide Provident VLI Separate Account 1
of Nationwide Life Insurance Company of America
Statements of Operations for the Year Ended December 31, 2008 — Continued

		NVIT	NVIT		Neuberger								NVIT
	NVIT	Investor	Investor	NVIT	Berman	Gartmore		Federated	NVIT			Gartmore	Multi-
	Investor	Destinations	Destinations	Core	NVIT	NVIT		NVIT	Global	NVIT	NVIT	NVIT	Manager	NVIT U.S.
	Destinations	Moderately	Moderately	Plus	Socially	Emerging	NVIT Mid	High	Financial	Health	Technology and	Global	Small Cap	Growth
	Moderate	Aggressive	Conservative	Bond	Responsible	Markets	Cap Index	Income	Services	Sciences	Communications	Utilities	Growth	Leaders
	Fund	Fund	Fund	Fund	Fund	Fund	Fund	Bond Fund	Fund	Fund	Fund	Fund	Fund	Fund
	Class II	Class II	Class II	Class I	Class II	Class I	Class I	Class I	Class I	Class I	Class I	Class I	Class I	Class I

Investment Income
Dividends	$445,951	$630,351	$65,607	$712	$25	$21,522	$46,114	$47,275	$4,216	$1,324	—	$18,959	—	—
Expenses
Mortality and expense risks	113,173	180,977	14,780	122	16	12,253	25,850	3,630	1,495	3,047	$1,616	3,852	$11,296	$13,383
Investment Expense	—	—	—	—	—	—	—	—	—	—	—	—	—	—

Total expenses	113,173	180,977	14,780	122	16	12,253	25,850	3,630	1,495	3,047	1,616	3,852	11,296	13,383

Net investment income (loss)	332,778	449,374	50,827	590	9	9,269	20,264	43,645	2,721	(1,723)	(1,616)	15,107	(11,296)	(13,383)

Net Realized and Unrealized Gain (Loss) on Investments
Realized gain distributions reinvested	1,347,548	2,645,159	107,328	—	—	384,738	237,042	—	—	34,949	34,108	7,566	—	389,672
Net realized (loss) gain from redemption of investment shares	(19,000)	(161,880)	(3,437)	(68)	(176)	234,260	4,325	(62,149)	(17,932)	(2,128)	(7,468)	(66,024)	(51,617)	(101,691)

Net realized (loss) gain on investments	1,328,548	2,483,279	103,891	(68)	(176)	618,998	241,367	(62,149)	(17,932)	32,821	26,640	(58,458)	(51,617)	287,981

Net unrealized appreciation (depreciation) of investments:
Beginning of year	1,014,001	2,220,204	14,331	—	—	715,874	379,839	(27,788)	(66,088)	38,355	41,451	(39,372)	78,768	330,178
End of year	(4,681,194)	(10,017,072)	(489,270)	139	(1,286)	(1,408,829)	(1,411,313)	(167,999)	(182,708)	(130,759)	(155,123)	(256,066)	(858,535)	(905,043)

Net unrealized appreciation (depreciation) during the year	(5,695,195)	(12,237,276)	(503,601)	139	(1,286)	(2,124,703)	(1,791,152)	(140,211)	(116,620)	(169,114)	(196,574)	(216,694)	(937,303)	(1,235,221)

Net realized and unrealized gain (loss) on investments	(4,366,647)	(9,753,997)	(399,710)	71	(1,462)	(1,505,705)	(1,549,785)	(202,360)	(134,552)	(136,293)	(169,934)	(275,152)	(988,920)	(947,240)

Net increase (decrease) in net assets resulting from operations	$(4,033,869)	$(9,304,623)	$(348,883)	$661	$(1,453)	$(1,496,436)	$(1,529,521)	$(158,715)	$(131,831)	$(138,016)	$(171,550)	$(260,045)	$(1,000,216)	$(960,623)

See accompanying notes to financial statements

The Nationwide Provident VLI Separate Account 1
of Nationwide Life Insurance Company of America
Statements of Operations for the Year Ended December 31, 2008 — continued

								Federated				Van	American		American		American
	NVIT	NVIT	Gartmore	NVIT			Gartmore	NVIT			NVIT	Kampen	Funds	American	Funds	American	Funds
	Multi	Multi-	NVIT	Global	NVIT	NVIT	NVIT	High	Gartmore	NVIT	Short	NVIT	NVIT	Funds	NVIT	Funds	NVIT
	Sector	Manager	Emerging	Financial	Health	Technology and	Global	Income	NVIT	Core	Term	Real	Asset	NVIT	Global	NVIT	Growth-
	Bond	International	Markets	Services	Sciences	Communications	Utilities	Bond	International	Bond	Bond	Estate	Allocation	Bond	Growth	Growth	Income
	Fund	Value Fund	Fund	Fund	Fund	Fund	Fund	Fund	Equity Fund	Fund	Fund	Fund	Fund	Fund	Fund	Fund	Fund
	Class I	Class III	Class III	Class III	Class III	Class III	Class III	Class III	Class VI	Class I	Class II	Class I	Class II	Class II	Class II	Class II	Class II

Investment Income
Dividends	$117,879	$403,010	$60,224	$7,493	$1,603	—	$56,514	$86,050	$405	$3,502	$303	$427	$4,915	$16,584	$16,916	$15,790	$2,706
Expenses
Mortality and expense risks	11,316	151,846	35,603	2,426	3,855	$3,358	12,205	7,003	82	450	53	51	978	2,229	4,299	4,518	813
Investment Expense	—	365	467	156	83	7	43	—	—	—	—	—	—	—	—	—	—

Total expenses	11,316	152,211	36,070	2,582	3,938	3,365	12,248	7,003	82	450	53	51	978	2,229	4,299	4,518	813

Net investment income (loss)	106,563	250,799	24,154	4,911	(2,335)	(3,365)	44,266	79,047	323	3,052	250	376	3,937	14,355	12,617	11,272	1,893

Net Realized and Unrealized Gain (Loss) on Investments
Realized gain distributions reinvested	41,774	3,317,552	1,097,188	—	47,706	67,035	23,076	—	5,517	—	—	—	1,910	221	19,481	44,097	37
Net realized (loss) gain from redemption of investment shares	(87,012)	(645,906)	109,154	(56,493)	(15,996)	(37,304)	(124,975)	(46,645)	(1,461)	(207)	(6)	(495)	(6,034)	(12,477)	(8,300)	(2,276)	(16,612)

Net realized (loss) gain on investments	(45,238)	2,671,646	1,206,342	(56,493)	31,710	29,731	(101,899)	(46,645)	4,056	(207)	(6)	(495)	(4,124)	(12,256)	11,181	41,821	(16,575)

Net unrealized appreciation (depreciation) of investments:
Beginning of year	(3,717)	1,585,043	1,616,055	(82,462)	46,307	45,774	(55,899)	(38,121)	—	—	—	—	525	(18,207)	22,583	20,011	(2,310)
End of year	(390,226)	(14,438,215)	(3,562,664)	(247,534)	(151,760)	(270,858)	(730,586)	(366,304)	(16,853)	(2,618)	(355)	(5,800)	(50,948)	(54,136)	(264,689)	(398,778)	(46,837)

Net unrealized appreciation (depreciation) during the year	(386,509)	(16,023,258)	(5,178,719)	(165,072)	(198,067)	(316,632)	(674,687)	(328,183)	(16,853)	(2,618)	(355)	(5,800)	(51,473)	(35,929)	(287,272)	(418,789)	(44,527)

Net realized and unrealized gain (loss) on investments	(431,747)	(13,351,612)	(3,972,377)	(221,565)	(166,357)	(286,901)	(776,586)	(374,828)	(12,797)	(2,825)	(361)	(6,295)	(55,597)	(48,185)	(276,091)	(376,968)	(61,102)

Net increase (decrease) in net assets resulting from operations	$(325,184)	$(13,100,813)	$(3,948,223)	$(216,654)	$(168,692)	$(290,266)	$(732,320)	$(295,781)	$(12,474)	$227	$(111)	$(5,919)	$(51,660)	$(33,830)	$(263,474)	$(365,696)	$(59,209)

See accompanying notes to financial statements

The Nationwide Provident VLI Separate Account 1
of Nationwide Life Insurance Company of America
Statements of Operations for the Year Ended December 31, 2008 — continued

								NVIT	NVIT	NVIT	NVIT	NVIT
			NVIT			NVIT	NVIT	Multi-	Multi-	Multi-	Multi-	Multi-
	NVIT	NVIT	Cardinal	NVIT	NVIT	Cardinal	Cardinal	Manager	Manager	Manager	Manager	Manager
	Cardinal	Cardinal	Capital	Cardinal	Cardinal	Moderately	Moderately	International	Large Cap	Large Cap	Mid Cap	Mid Cap
	Aggressive	Balanced	Appreciation	Conservative	Moderate	Aggressive	Conservative	Growth Fund	Growth Fund	Value Fund	Growth Fund	Value Fund
	Fund I	Fund I	Fund I	Fund I	Fund I	Fund I	Fund I	Class III	Class I	Class I	Class I	Class II

Investment Income
Dividends	$1,524	$8	$323	$94	$508	$346	$84	$3	—	$183	—	$9
Expenses Mortality and expense risks	534	—	57	15	26	72	27	1	—	61	$3	1
Investment Expense	—	—	—	—	—	—	—	—	—	—	—	—

Total expenses	534	—	57	15	26	72	27	1	—	61	3	1

Net investment income (loss)	990	8	266	79	482	274	57	2	—	122	(3)	8

Net Realized and Unrealized Gain (Loss) on Investments
Realized gain distributions reinvested	4,592	6	225	17	539	264	15	—	—	—	—	—
Net realized (loss) gain from redemption of investment shares	(2,120)	1	(143)	34	(77)	(283)	(213)	(26)	—	(228)	(590)	(1)

Net realized (loss) gain on investments	2,472	7	82	51	462	(19)	(198)	(26)	—	(228)	(590)	(1)

Net unrealized appreciation (depreciation) of investments:
Beginning of year	—	—	—	—	—	—	—	—	—	—	—	—
End of year	(41,023)	34	(6,492)	66	(135)	(7,471)	(915)	97	12	(5,628)	12	(1)

Net unrealized appreciation (depreciation) during the year	(41,023)	34	(6,492)	66	(135)	(7,471)	(915)	97	12	(5,628)	12	(1)

Net realized and unrealized gain (loss) on investments	(38,551)	41	(6,410)	117	327	(7,490)	(1,113)	71	12	(5,856)	(578)	(2)

Net increase (decrease) in net assets resulting from operations	$(37,561)	$49	$(6,144)	$196	$809	$(7,216)	$(1,056)	$73	$12	$(5,734)	$(581)	$6

See accompanying notes to financial statements

The Nationwide Provident VLI Separate Account 1
of Nationwide Life Insurance Company of America
Statements of Operations for the Year Ended December 31, 2008 — continued

	Fidelity		Fidelity			Fidelity						Fidelity		Fidelity
	VIP	Fidelity	VIP	Fidelity	Fidelity	VIP	Fidelity	Fidelity	Fidelity	Fidelity	Fidelity	VIP	Fidelity	VIP II
	Equity-	VIP	High	VIP	VIP	Equity-	VIP	VIP	VIP	VIP	VIP	II Investment	VIP II	Investment
	Income	Growth	Income	Overseas	Overseas	Income	Growth	Overseas	Overseas	High Income	II Asset	Grade Bond	Contrafund	Grade Bond
	Portfolio:	Portfolio:	Portfolio:	Portfolio:	Portfolio:	Portfolio:	Portfolio:	Portfolio:	Portfolio:	Portfolio:	Manager	Portfolio:	Portfolio:	Portfolio:
	Initial	Initial	Initial	Initial	Initial	Service	Service	Service	Service	Initial	Portfolio:	Initial	Initial	Service
	Class	Class	Class	Class	Class R	Class	Class	Class	Class R	Class R	Initial Class	Class	Class	Class

Investment Income
Dividends	$2,930,790	$1,249,417	$1,015,264	$696,266	$712,484	$85,117	$16,834	$3,388	$55,840	$284,717	$1,030,643	$1,853,408	$1,204,565	$52,567
Expenses
Mortality and expense risks	788,606	1,030,509	80,979	181,671	179,347	24,723	16,297	1,176	14,768	22,273	258,358	289,266	822,117	9,991
Investment Expense	—	—	—	—	4,632	—	—	—	104	300	—	—	—	—

Total expenses	788,606	1,030,509	80,979	181,671	183,979	24,723	16,297	1,176	14,872	22,573	258,358	289,266	822,117	9,991

Net investment income (loss)	2,142,184	218,908	934,285	514,595	528,505	60,394	537	2,212	40,968	262,144	772,285	1,564,142	382,448	42,576

Net Realized and Unrealized Gain (Loss) on Investments
Realized gain distributions reinvested	126,988	—	—	3,597,661	3,181,411	3,238	—	22,788	227,850	—	4,111,325	35,989	3,625,280	1,039
Net realized (loss) gain from redemption of investment shares	(4,519,304)	(9,512,954)	(564,476)	1,210,368	529,190	(135,728)	56,439	24,263	(2,754)	(238,997)	(1,098,578)	(1,221,231)	(2,645,205)	(29,593)

Net realized (loss) gain on investments	(4,392,316)	(9,512,954)	(564,476)	4,808,029	3,710,601	(132,490)	56,439	47,051	225,096	(238,997)	3,012,747	(1,185,242)	980,075	(28,554)

Net unrealized appreciation (depreciation) of investments:
Beginning of year	3,064,595	32,101,543	(1,037,709)	15,442,070	7,652,430	(233,729)	597,309	78,072	350,062	(195,385)	5,983,490	(330,607)	13,411,706	13,871
End of year	(57,245,852)	(50,029,238)	(4,653,259)	(5,137,845)	(11,072,512)	(1,923,697)	(754,654)	(48,832)	(1,017,386)	(1,049,879)	(10,417,891)	(2,345,634)	(52,465,644)	(58,939)

Net unrealized appreciation (depreciation) during the year	(60,310,447)	(82,130,781)	(3,615,550)	(20,579,915)	(18,724,942)	(1,689,968)	(1,351,963)	(126,904)	(1,367,448)	(854,494)	(16,401,381)	(2,015,027)	(65,877,350)	(72,810)

Net realized and unrealized gain (loss) on investments	(64,702,763)	(91,643,735)	(4,180,026)	(15,771,886)	(15,014,341)	(1,822,458)	(1,295,524)	(79,853)	(1,142,352)	(1,093,491)	(13,388,634)	(3,200,269)	(64,897,275)	(101,364)

Net increase (decrease) in net assets resulting from operations	$(62,560,579)	$(91,424,827)	$(3,245,741)	$(15,257,291)	$(14,485,836)	$(1,762,064)	$(1,294,987)	$(77,641)	$(1,101,384)	$(831,347)	$(12,616,349)	$(1,636,127)	$(64,514,827)	$(58,788)

See accompanying notes to financial statements

The Nationwide Provident VLI Separate Account 1
of Nationwide Life Insurance Company of America
Statements of Operations for the Year Ended December 31, 2008 — continued

							Lehman
		Fidelity					Brothers			Neuberger	Neuberger
	Fidelity	VIP III		Fidelity VIP	Fidelity VIP	Fidelity VIP	AMT Short	Neuberger	Neuberger	Berman AMT	Berman AMT	Neuberger	Neuberger
	VIP	Value	Fidelity VIP	IV Freedom	IV Freedom	IV Freedom	Duration	Berman AMT	Berman AMT	Mid Cap	Socially	Berman AMT	Berman AMT
	III Mid Cap	Strategies	IV Energy	Fund 2010	Fund 2020	Fund 2030	Bond	Partners	Fasciano	Growth	Responsive	International	Regency
	Portfolio:	Portfolio:	Portfolio:	Portfolio:	Portfolio:	Portfolio:	Portfolio — I	Portfolio — I	Portfolio — S	Portfolio — I	Portfolio — I	Portfolio — S	Portfolio — S
	Service Class	Service Class	Service Class 2	Service Class	Service Class	Service Class	Class	Class	Class	Class	Class	Class	Class

Investment Income
Dividends	$48,813	$13,943	—	$10,631	$23,629	$22,700	$614,823	$138,609	—	—	$20,704	$2	$2,218
Expenses
Mortality and expense risks	94,285	14,386	$13,064	2,957	6,129	7,748	89,220	173,397	$5,892	$9,181	6,699	4,738	1,410
Investment Expense	—	—	—	—	—	—	—	—	—	—	—	—	—

Total expenses	94,285	14,386	13,064	2,957	6,129	7,748	89,220	173,397	5,892	9,181	6,699	4,738	1,410

Net investment income (loss)	(45,472)	(443)	(13,064)	7,674	17,500	14,952	525,603	(34,788)	(5,892)	(9,181)	14,005	(4,736)	808

Net Realized and Unrealized Gain (Loss) on Investments
Realized gain distributions reinvested	2,271,637	458,573	66,346	17,526	48,393	75,736	—	4,373,623	29,742	—	70,790	6	483
Net realized (loss) gain from redemption of investment shares	(81,581)	(212,212)	88,836	(4,783)	37	(55,611)	(474,197)	5,638	(18,619)	22,420	1,220	(37,830)	(5,029)

Net realized (loss) gain on investments	2,190,056	246,361	155,182	12,743	48,430	20,125	(474,197)	4,379,261	11,123	22,420	72,010	(37,824)	(4,546)

Net unrealized appreciation (depreciation) of investments:
Beginning of year	1,915,932	(99,017)	351,817	13,506	47,203	4,554	(116,652)	6,144,532	26,537	183,589	107,275	(46,091)	(623)
End of year	(6,673,938)	(1,666,879)	(1,071,860)	(124,096)	(356,450)	(508,737)	(2,110,201)	(15,270,464)	(375,508)	(566,400)	(419,051)	(348,865)	(123,212)

Net unrealized appreciation (depreciation) during the year	(8,589,870)	(1,567,862)	(1,423,677)	(137,602)	(403,653)	(513,291)	(1,993,549)	(21,414,996)	(402,045)	(749,989)	(526,326)	(302,774)	(122,589)

Net realized and unrealized gain (loss) on investments	(6,399,814)	(1,321,501)	(1,268,495)	(124,859)	(355,223)	(493,166)	(2,467,746)	(17,035,735)	(390,922)	(727,569)	(454,316)	(340,598)	(127,135)

Net increase (decrease) in net assets resulting from operations	$(6,445,286)	$(1,321,944)	$(1,281,559)	$(117,185)	$(337,723)	$(478,214)	$(1,942,143)	$(17,070,523)	$(396,814)	$(736,750)	$(440,311)	$(345,334)	$(126,327)

See accompanying notes to financial statements

The Nationwide Provident VLI Separate Account 1
of Nationwide Life Insurance Company of America
Statements of Operations for the Year Ended December 31, 2008 — continued

													Dreyfus
												Dreyfus	Variable	Dreyfus
		Van Eck		Van Eck					Alger			Variable	Investment	Investment
	Van Eck	Worldwide	Van Eck	Worldwide			Van Eck		American			Investment	Fund —	Portfolios	Dreyfus
	Worldwide	Hard	Worldwide	Real	Van Eck	Van Eck	Worldwide	Van Eck	Small		Wells Fargo VT	Fund —	Developing	Small Cap	Stock
	Bond	Assets	Emerging	Estate	Worldwide	Worldwide	Emerging	Worldwide	Capitalization	Wells Fargo	Opportunity	Appreciation	Leaders	Stock Index	Index
	Fund:	Fund:	Markets	Portfolio:	Bond	Hard Assets	Markets	Real Estate	Portfolio:	Advantage	Fund —	Portfolio:	Portfolio:	Portfolio:	Fund, Inc.:
	Initial	Initial	Fund: Initial	Initial	Fund:	Fund:	Fund:	Portfolio:	Class O	VT Discovery	Investor	Initial	Initial	Service	Initial
	Class	Class	Class	Class	Class R	Class R	Class R	Class R	Shares	Fund	Class	Shares	Shares	Shares	Shares

Investment Income
Dividends	$409,379	$26,460	—	$187,951	$372,664	$36,658	—	$270,019	—	—	$127,063	$75,986	$1,145	$49,941	$182,592
Expenses
Mortality and expense risks	30,838	55,962	$137,700	22,093	34,015	70,174	$93,053	33,242	$196,036	$67,846	47,999	25,810	914	41,633	63,023
Investment Expense	—	—	—	—	735	2,408	2,382	111	—	—	—	—	—	—	—

Total expenses	30,838	55,962	137,700	22,093	34,750	72,582	95,435	33,353	196,036	67,846	47,999	25,810	914	41,633	63,023

Net investment income (loss)	378,541	(29,502)	(137,700)	165,858	337,914	(35,924)	(95,435)	236,666	(196,036)	(67,846)	79,064	50,176	231	8,308	119,569

Net Realized and Unrealized Gain (Loss) on Investments
Realized gain distributions reinvested	—	1,448,943	11,018,409	606,813	—	1,642,405	6,953,440	871,777	410,734	—	1,499,772	283,048	6,861	864,283	—
Net realized (loss) gain from redemption of investment shares	(89,707)	1,317,212	959,050	(83,359)	(130,456)	464,091	(831,695)	(480,291)	1,386,669	420,932	302,176	73,525	(6,061)	(28,638)	138,588

Net realized (loss) gain on investments	(89,707)	2,766,155	11,977,459	523,454	(130,456)	2,106,496	6,121,745	391,486	1,797,403	420,932	1,801,948	356,573	800	835,645	138,588

Net unrealized appreciation (depreciation) of investments:
Beginning of year	91,434	4,443,483	14,904,365	495,166	109,551	3,120,629	6,171,104	(90,708)	20,181,020	4,122,188	1,113,724	762,467	(37,894)	347,579	1,437,496
End of year	(93,330)	(2,655,987)	(16,129,166)	(2,500,409)	(9,337)	(4,460,503)	(12,451,702)	(4,155,367)	791,189	(1,232,675)	(3,923,842)	(829,951)	(97,197)	(2,531,111)	(2,685,020)

Net unrealized appreciation (depreciation) during the year	(184,764)	(7,099,470)	(31,033,531)	(2,995,575)	(118,888)	(7,581,132)	(18,622,806)	(4,064,659)	(19,389,831)	(5,354,863)	(5,037,566)	(1,592,418)	(59,303)	(2,878,690)	(4,122,516)

Net realized and unrealized gain (loss) on investments	(274,471)	(4,333,315)	(19,056,072)	(2,472,121)	(249,344)	(5,474,636)	(12,501,061)	(3,673,173)	(17,592,428)	(4,933,931)	(3,235,618)	(1,235,845)	(58,503)	(2,043,045)	(3,983,928)

Net increase (decrease) in net assets resulting from operations	$104,070	$(4,362,817)	$(19,193,772)	$(2,306,263)	$88,570	$(5,510,560)	$(12,596,496)	$(3,436,507)	$(17,788,464)	$(5,001,777)	$(3,156,554)	$(1,185,669)	$(58,272)	$(2,034,737)	$(3,864,359)

See accompanying notes to financial statements

The Nationwide Provident VLI Separate Account 1
of Nationwide Life Insurance Company of America
Statements of Operations for the Year Ended December 31, 2008 — continued

													Janus
										Janus			Aspen	Janus	Janus
										Aspen	Janus Aspen		Series —	Aspen	Aspen
				American		American		American	Janus Aspen	Series	Series —	Janus Aspen	INTECH	Series —	Series —
	American	American	American	Century VP	American	Century VP	American	Century VP	Series —	International	Global	Series —	Risk —	International	Global
	Century VP	Century VP	Century VP	Income	Century VP	Mid Cap	Century VP	Inflation	Forty	Growth	Technology	Balanced	Managed Core	Growth	Technology
	International	Ultra	Value	and	International	Value	Vista	Protection	Portfolio —	Portfolio:	Portfolio:	Portfolio:	Portfolio:	Portfolio:	Portfolio:
	Fund:	Fund:	Fund:	Growth Fund:	Fund:	Fund:	Fund:	Fund:	Service	Service	Service	Service	Service	Service II	Service II
	Class I	Class I	Class I	Class I	Class III	Class I	Class I	Class II	Shares	Shares	Shares	Shares	Shares	Shares	Shares

Investment Income
Dividends	$6,698	—	$169,911	$30,729	$16,858	$390	—	$119,830	$425	$85,203	$144	$38,843	$1,427	$191,159	$473
Expenses
Mortality and expense risks	5,009	$13,788	48,574	10,633	14,238	3,517	$3,420	17,226	27,541	19,827	1,230	9,133	1,472	44,386	3,903
Investment Expense	—	—	—	—	1,372	—	—	—	—	—	—	—	—	1,663	13

Total expenses	5,009	13,788	48,574	10,633	15,610	3,517	3,420	17,226	27,541	19,827	1,230	9,133	1,472	46,049	3,916

Net investment income (loss)	1,689	(13,788)	121,337	20,096	1,248	(3,127)	(3,420)	102,604	(27,116)	65,376	(1,086)	29,710	(45)	145,110	(3,443)

Net Realized and Unrealized Gain (Loss) on Investments
Realized gain distributions reinvested	78,675	302,276	902,057	184,096	198,026	—	21,853	—	—	456,694	—	106,636	12,384	1,025,154	—
Net realized (loss) gain from redemption of investment shares	106,010	(72,625)	(577,574)	(46,018)	100,903	(21,362)	(24,373)	(15,777)	620,284	245,232	22,692	5,853	(8,861)	95,209	18,601

Net realized (loss) gain on investments	184,685	229,651	324,483	138,078	298,929	(21,362)	(2,520)	(15,777)	620,284	701,926	22,692	112,489	3,523	1,120,363	18,601

Net unrealized appreciation (depreciation) of investments:
Beginning of year	384,345	358,100	(562,239)	152,664	630,180	(28,971)	35,718	48,385	1,226,932	1,081,442	60,292	112,918	706	1,549,556	53,239
End of year	(228,081)	(859,646)	(3,137,646)	(603,650)	(782,666)	(174,650)	(284,642)	(123,862)	(1,559,626)	(1,655,630)	(50,079)	(321,622)	(92,738)	(4,461,714)	(246,460)

Net unrealized appreciation (depreciation) during the year	(612,426)	(1,217,746)	(2,575,407)	(756,314)	(1,412,846)	(145,679)	(320,360)	(172,247)	(2,786,558)	(2,737,072)	(110,371)	(434,540)	(93,444)	(6,011,270)	(299,699)

Net realized and unrealized gain (loss) on investments	(427,741)	(988,095)	(2,250,924)	(618,236)	(1,113,917)	(167,041)	(322,880)	(188,024)	(2,166,274)	(2,035,146)	(87,679)	(322,051)	(89,921)	(4,890,907)	(281,098)

Net increase (decrease) in net assets resulting from operations	$(426,052)	$(1,001,883)	$(2,129,587)	$(598,140)	$(1,112,669)	$(170,168)	$(326,300)	$(85,420)	$(2,193,390)	$(1,969,770)	$(88,765)	$(292,341)	$(89,966)	$(4,745,797)	$(284,541)

See accompanying notes to financial statements

The Nationwide Provident VLI Separate Account 1
of Nationwide Life Insurance Company of America
Statements of Operations for the Year Ended December 31, 2008 — continued

	Oppenheimer	Oppenheimer			Oppenheimer								Federated
	Capital	Global	Oppenheimer	Oppenheimer	Main Street	Oppenheimer			AIM V.I.	AIM V.I.	Federated	Federated	Capital
	Appreciation	Securities	Main Street	High Income	Small Cap	Global	Oppenheimer	AIM V.I.	Capital	Capital	Quality Bond	American	Appreciation
	Fund/VA:	Fund/VA:	Fund/VA:	Fund/VA:	Fund/VA:	Securities	High Income	Basic Value	Appreciation	Development	Fund II:	Leaders Fund	Fund II:
	Non-Service	Non-Service	Non-Service	Non-Service	Non-Service	Fund/VA:	Fund/VA:	Fund: Series	Fund: Series	Fund: Series	Primary	II: Primary	Primary
	Shares	Shares	Shares	Shares	Shares	Class 3	Class 3	I Shares	I Shares	I Shares	Shares	Shares	Shares

Investment Income
Dividends	$6,994	$36,594	$47,967	$43,257	$10,785	$138,481	$18,862	$20,016	—	—	$153,466	$1,379	$343
Expenses
Mortality and expense risks	35,088	15,496	21,494	3,863	14,632	66,098	1,955	15,850	$2,207	$8,784	21,588	508	709
Investment Expense	—	—	—	—	—	161	16	—	—	—	—	—	—

Total expenses	35,088	15,496	21,494	3,863	14,632	66,259	1,971	15,850	2,207	8,784	21,588	508	709

Net investment income (loss)	(28,094)	21,098	26,473	39,394	(3,847)	72,222	16,891	4,166	(2,207)	(8,784)	131,878	871	(366)

Net Realized and Unrealized Gain (Loss) on Investments
Realized gain distributions reinvested	—	160,791	208,418	—	119,749	609,654	—	432,981	—	187,361	—	21,339	2,095
Net realized (loss) gain from redemption of investment shares	40,929	44,622	49,839	(93,042)	(92,122)	(111,490)	(15,855)	(148,487)	(6,795)	(14,471)	(104,427)	(14,388)	2,540

Net realized (loss) gain on investments	40,929	205,413	258,257	(93,042)	27,627	498,164	(15,855)	284,494	(6,795)	172,890	(104,427)	6,951	4,635

Net unrealized appreciation (depreciation) of investments:
Beginning of year	1,207,412	536,036	575,985	(29,352)	52,020	1,295,326	(2,864)	118,752	44,944	47,469	59,044	(12,866)	18,443
End of year	(1,544,800)	(858,183)	(1,086,225)	(490,889)	(914,377)	(3,867,387)	(301,905)	(1,691,641)	(113,279)	(871,331)	(225,933)	(48,943)	(18,988)

Net unrealized appreciation (depreciation) during the year	(2,752,212)	(1,394,219)	(1,662,210)	(461,537)	(966,397)	(5,162,713)	(299,041)	(1,810,393)	(158,223)	(918,800)	(284,977)	(36,077)	(37,431)

Net realized and unrealized gain (loss) on investments	(2,711,283)	(1,188,806)	(1,403,953)	(554,579)	(938,770)	(4,664,549)	(314,896)	(1,525,899)	(165,018)	(745,910)	(389,404)	(29,126)	(32,796)

Net increase (decrease) in net assets resulting from operations	$(2,739,377)	$(1,167,708)	$(1,377,480)	$(515,185)	$(942,617)	$(4,592,327)	$(298,005)	$(1,521,733)	$(167,225)	$(754,694)	$(257,526)	$(28,255)	$(33,162)

See accompanying notes to financial statements

The Nationwide Provident VLI Separate Account 1
of Nationwide Life Insurance Company of America
Statements of Operations for the Year Ended December 31, 2008 — continued

	Franklin		Franklin	Franklin	Franklin
	Templeton	Franklin	Templeton	Templeton	Templeton				MFS
	VIP Franklin	Templeton	VIP	VIP	VIP	Franklin		AllianceBernstein	Investors
	Small	VIP Franklin	Templeton	Templeton	Templeton	Founding	AllianceBernstein	Small/	Growth
	Cap	Rising	Foreign	Developing	Global	Funds	Growth and	Mid Cap	Stock		Putnam VT	Putnam VT
	Value	Dividends	Securities	Markets	Income	Allocation	Income	Value	Series:	MFS Value	Growth &	International	Putnam VT
	Securities	Securities	Fund:	Securities	Securities	Fund —	Portfolio:	Portfolio:	Initial	Series:	Income Fund:	Equity Fund:	Voyager Fund:
	Fund: Class 1	Fund: Class 1	Class 1	Fund — Class 3	Fund — Class 3	Class 2	Class A	Class A	Class	Initial Class	Class IB	Class IB	Class IB

Investment Income
Dividends	$100,445	$159,027	$42,419	$58,320	$54,226	$11	$63,120	$22,410	$4,237	$45,345	$6,590	$4,971	—
Expenses
Mortality and expense risks	48,603	53,642	10,542	14,582	9,757	1	21,312	21,032	5,034	24,194	2,142	1,544	$2,912
Investment Expense	—	—	—	—	—	—	—	—	—	—	—	—	—

Total expenses	48,603	53,642	10,542	14,582	9,757	1	21,312	21,032	5,034	24,194	2,142	1,544	2,912

Net investment income (loss)	51,842	105,385	31,877	43,738	44,469	10	41,808	1,378	(797)	21,151	4,448	3,427	(2,912)

Net Realized and Unrealized Gain (Loss) on Investments
Realized gain distributions reinvested	543,364	58,853	153,489	409,253	—	10	537,373	318,583	34,629	153,005	56,667	38,191	—
Net realized (loss) gain from redemption of investment shares	69,290	(129,593)	86,409	(56,359)	40,437	(32)	(217,182)	(161,968)	2,395	12,775	(72,634)	5,531	(2,492)

Net realized (loss) gain on investments	612,654	(70,740)	239,898	352,894	40,437	(22)	320,191	156,615	37,024	165,780	(15,967)	43,722	(2,492)

Net unrealized appreciation (depreciation) of investments:
Beginning of year	288,488	5,221	571,454	327,840	65,905	—	278,409	(125,575)	148,058	454,056	(55,547)	28,762	62,687
End of year	(2,991,321)	(2,467,936)	(517,501)	(1,525,467)	37,752	(155)	(1,670,034)	(1,541,563)	(201,743)	(1,098,625)	(190,653)	(145,171)	(121,763)

Net unrealized appreciation (depreciation) during the year	(3,279,809)	(2,473,157)	(1,088,955)	(1,853,307)	(28,153)	(155)	(1,948,443)	(1,415,988)	(349,801)	(1,552,681)	(135,106)	(173,933)	(184,450)

Net realized and unrealized gain (loss) on investments	(2,667,155)	(2,543,897)	(849,057)	(1,500,413)	12,284	(177)	(1,628,252)	(1,259,373)	(312,777)	(1,386,901)	(151,073)	(130,211)	(186,942)

Net increase (decrease) in net assets resulting from operations	$(2,615,313)	$(2,438,512)	$(817,180)	$(1,456,675)	$56,753	$(167)	$(1,586,444)	$(1,257,995)	$(313,574)	$(1,365,750)	$(146,625)	$(126,784)	$(189,854)

See accompanying notes to financial statements

The Nationwide Provident VLI Separate Account 1
of Nationwide Life Insurance Company of America
Statements of Operations for the Year Ended December 31, 2008 — continued

						Van Kampen		T Rowe	T Rowe	T Rowe
					Van Kampen	Emerging	Van Kampen	Price	Price	Price
	Vanguard	Vanguard	Vanguard	Vanguard	Core Plus	Markets	U.S. Real	Blue Chip	Equity	Limited
	Equity	Total Bond	High Yield	Mid Cap	Fixed Income	Debt	Estate	Growth	Income	Term Bond
	Income	Market Index	Bond	Index	Portfolio:	Portfolio:	Portfolio:	Portfolio —	Portfolio —	Portfolio —
	Portfolio	Portfolio	Portfolio	Portfolio	Class I	Class I	Class I	Class II	Class II	Class II
Investment Income
Dividends	$69,234	$57,108	$65,135	$44,314	$67,562	$31,124	$156,036	$1,519	$46,340	$31,531
Expenses
Mortality and expense risks	18,308	13,091	7,974	26,542	10,081	2,562	31,870	11,389	15,516	5,841
Investment Expense	—	—	—	—	—	—	—	—	—	—

Total expenses	18,308	13,091	7,974	26,542	10,081	2,562	31,870	11,389	15,516	5,841

Net investment income (loss)	50,926	44,017	57,161	17,772	57,481	28,562	124,166	(9,870)	30,824	25,690

Net Realized and Unrealized Gain (Loss) on Investments
Realized gain distributions reinvested	174,240	—	—	389,966	—	17,964	1,711,308	—	61,487	—
Net realized (loss) gain from redemption of investment shares	(87,453)	19,492	(32,776)	(47,396)	(31,496)	(17,578)	(784,617)	54,025	(170,548)	3,689

Net realized (loss) gain on investments	86,787	19,492	(32,776)	342,570	(31,496)	386	926,691	54,025	(109,061)	3,689

Net unrealized appreciation (depreciation) of investments:
Beginning of year	87,584	45,735	(15,923)	103,321	19,177	(5,959)	(759,110)	239,197	(70,156)	5,455
End of year	(743,193)	38,475	(248,796)	(1,684,091)	(179,093)	(98,536)	(3,705,166)	(607,560)	(962,516)	(30,186)

Net unrealized appreciation (depreciation) during the year	(830,777)	(7,260)	(232,873)	(1,787,412)	(198,270)	(92,577)	(2,946,056)	(846,757)	(892,360)	(35,641)

Net realized and unrealized gain (loss) on investments	(743,990)	12,232	(265,649)	(1,444,842)	(229,766)	(92,191)	(2,019,365)	(792,732)	(1,001,421)	(31,952)

Net increase (decrease) in net assets resulting from operations	$(693,064)	$56,249	$(208,488)	$(1,427,070)	$(172,285)	$(63,629)	$(1,895,199)	$(802,602)	$(970,597)	$(6,262)

See accompanying notes to financial statements

The Nationwide Provident VLI Separate Account 1
of Nationwide Life Insurance Company of America
Statements of Changes in Net Assets for the Year Ended December 31, 2008

							NVIT Multi-		Van Kampen					NVIT	NVIT
			NVIT	NVIT	JP Morgan		Manager		NVIT	NVIT Multi-	NVIT Multi-		NVIT	Investor	Investor
		NVIT	Money	Government	NVIT	NVIT Mid	International	NVIT	Comstock	Manager	Manager	NVIT S&P	Government	Destinations	Destinations
		Nationwide	Market	Bond	Balanced	Cap Growth	Value	Growth	Value	Small	Small Cap Value	500 Index	Bond	Aggressive	Conservative
		Fund	Fund	Fund	Fund	Fund	Fund	Fund	Fund	Company Fund	Fund	Fund	Fund	Fund	Fund
	Total	Class IV	Class IV	Class IV	Class IV	Class IV	Class IV	Class IV	Class IV	Class IV	Class IV	Class IV	Class I	Class II	Class II

From Operations
Net investment income (loss)	$17,634,990	$1,017,527	$889,109	$930,472	$705,267	$(361,399)	$363,713	$(91,040)	$302,882	$30,279	$96,644	$1,951,701	$27,043	$73,935	$23,465
Net realized (loss) gain on investments	75,169,747	16,765,365	—	(218,199)	3,128,754	1,558,939	5,158,310	715,758	627,964	1,590,651	(373,335)	(3,679,098)	2,733	731,028	(87,070)
Net unrealized appreciation (depreciation) during the year	(795,706,832)	(79,001,716)	—	1,065,939	(13,669,021)	(33,517,392)	(24,400,410)	(11,049,216)	(10,821,911)	(12,405,418)	(8,625,337)	(69,250,291)	19,299	(3,134,724)	31,709

Net increase (decrease) in net assets operations	(702,902,095)	(61,218,824)	889,109	1,778,212	(9,835,000)	(32,319,852)	(18,878,387)	(10,424,498)	(9,891,065)	(10,784,488)	(8,902,028)	(70,977,688)	49,075	(2,329,761)	(31,896)

From Variable Life Policy Transactions
Policyholders’ net premiums	131,904,396	6,484,143	7,831,408	1,969,052	2,143,720	3,788,733	269,014	2,073,305	1,955,467	1,979,205	2,023,366	15,502,255	147,242	1,031,822	185,451
Cost of insurance and administrative charges	(110,307,235)	(6,414,067)	(6,381,049)	(1,775,917)	(2,322,822)	(3,241,377)	(1,802,456)	(1,702,071)	(1,562,098)	(1,737,587)	(1,667,564)	(13,178,965)	(102,723)	(455,134)	(142,615)
Surrenders and forfeitures	(120,732,326)	(8,149,128)	(12,611,414)	(1,766,561)	(2,445,755)	(4,266,654)	(1,846,878)	(1,430,147)	(2,186,939)	(1,757,807)	(2,212,144)	(9,525,206)	(50,236)	(196,760)	(719,884)
Transfers between portfolios and the Guaranteed Account	(4,136,328)	(2,234,272)	13,802,611	(740,383)	(452,063)	(584,559)	(2,046,751)	(455,297)	(981,150)	(1,305,344)	(1,813,027)	(4,438,355)	51,603	194,047	1,180,355
Net (withdrawals) repayments due to policy loans	(4,431,138)	1,142,485	(453,190)	(116,063)	233,922	37,947	26,929	(115,633)	(106,143)	(205,135)	(58,878)	(453,088)	(2,489)	(50,577)	(32,527)
Withdrawals due to death benefits	(5,189,572)	(618,207)	(170,655)	(58,932)	(140,399)	(18,052)	(120,195)	(30,061)	(36,394)	(55,251)	(48,784)	(560,088)	—	(54)	—

Net (decrease) increase in net assets derived from policy transactions	(112,892,203)	(9,789,046)	2,017,711	(2,488,804)	(2,983,397)	(4,283,962)	(5,520,337)	(1,659,904)	(2,917,257)	(3,081,919)	(3,777,031)	(12,653,447)	43,397	523,344	470,780

Amounts (withdrawn)/contributed by Nationwide Life and Annuity Company of America, including seed money and reimbursements	—	4,000	(5,500)	(13,000)	14,500	(14,000)	(14,500)	(3,500)	(4,000)	(3,188)	(3,500)	(14,000)	26	449	(100)

Total increase (decrease) in net assets	(815,794,298)	(71,003,870)	2,901,320	(723,592)	(12,803,897)	(36,617,814)	(24,413,224)	(12,087,902)	(12,812,322)	(13,869,595)	(12,682,559)	(83,645,135)	92,498	(1,805,968)	438,784
Net Assets
Beginning of year	1,907,552,146	153,225,767	59,797,867	25,930,430	39,328,207	72,839,906	44,480,597	27,674,678	28,458,405	29,899,031	29,880,637	196,693,473	615,277	5,696,603	517,592

End of year	$1,091,757,848	$82,221,897	$62,699,187	$25,206,838	$26,524,310	$36,222,092	$20,067,373	$15,586,776	$15,646,083	$16,029,436	$17,198,078	$113,048,338	$707,775	$3,890,635	$956,376

Changes in Units
Beginning units	5,766,206	149,511	279,843	71,643	54,224	90,685	72,492	170,866	141,480	142,233	142,316	410,597	5,229	30,001	3,953

Units purchased	1,254,457	18,312	181,126	21,912	6,642	11,798	1,245	23,399	20,771	17,493	17,308	54,268	3,027	11,114	14,575
Units sold	(1,618,101)	(32,850)	(183,094)	(31,226)	(12,362)	(18,561)	(14,536)	(36,082)	(36,381)	(36,016)	(37,348)	(90,310)	(2,630)	(8,302)	(10,461)

Ending units	5,402,562	134,973	277,875	62,329	48,504	83,922	59,201	158,183	125,870	123,710	122,276	374,555	5,626	32,813	8,067

See accompanying notes to financial statements

The Nationwide Provident VLI Separate Account 1
of Nationwide Life Insurance Company of America
Statements of Changes in Net Assets for the Year Ended December 31, 2008 — continued

		NVIT	NVIT		Neuberger
	NVIT	Investor	Investor		Berman	Gartmore							NVIT Multi-
	Investor	Destinations	Destinations		NVIT	NVIT		Federated	NVIT Global		NVIT	Gartmore	Manager	NVIT U.S.
	Destinations	Moderately	Moderately	NVIT Core	Socially	Emerging	NVIT Mid	NVIT High	Financial	NVIT Health	Technology and	NVIT Global	Small Cap	Growth
	Moderate	Aggressive	Conservative	Plus Bond	Responsible	Markets	Cap Index	Income Bond	Services	Sciences	Communications	Utilities	Growth	Leaders
	Fund	Fund	Fund	Fund	Fund	Fund	Fund	Fund	Fund	Fund	Fund	Fund	Fund	Fund
	Class II	Class II	Class II	Class I	Class II	Class I	Class I	Class I	Class I	Class I	Class I	Class I	Class I	Class I

From Operations
Net investment income (loss)	$332,778	$449,374	$50,827	$590	$9	$9,269	$20,264	$43,645	$2,721	$(1,723)	$(1,616)	$15,107	$(11,296)	$(13,383)
Net realized (loss) gain on investments	1,328,548	2,483,279	103,891	(68)	(176)	618,998	241,367	(62,149)	(17,932)	32,821	26,640	(58,458)	(51,617)	287,981
Net unrealized appreciation (depreciation) during the year	(5,695,195)	(12,237,276)	(503,601)	139	(1,286)	(2,124,703)	(1,791,152)	(140,211)	(116,620)	(169,114)	(196,574)	(216,694)	(937,303)	(1,235,221)

Net increase (decrease) in net assets operations	(4,033,869)	(9,304,623)	(348,883)	661	(1,453)	(1,496,436)	(1,529,521)	(158,715)	(131,831)	(138,016)	(171,550)	(260,045)	(1,000,216)	(960,623)

From Variable Life Policy Transactions
Policyholders’ net premiums	2,305,123	3,894,067	240,853	4,248	182	51,208	409,952	7,793	3,426	6,129	2,208	14,260	156,557	198,165
Cost of insurance and administrative charges	(1,324,525)	(1,984,914)	(243,493)	(4,227)	(214)	(68,499)	(225,739)	(69,125)	(12,817)	(13,915)	(15,512)	(22,521)	(94,609)	(119,107)
Surrenders and forfeitures	(833,483)	(1,191,686)	(123,720)	—	—	(421,913)	(348,928)	(74,565)	(2,756)	(2,864)	(3,362)	(7,721)	(83,468)	(104,083)
Transfers between portfolios and the Guaranteed Account	1,646,216	684,169	316,617	42,177	9,922	245,580	(44,067)	(1,576)	(2,175)	(59,292)	(107,034)	(189,646)	129,107	74,889
Net (withdrawals) repayments due to policy loans	(150,404)	(66,110)	(43,491)	—	—	364	(44,593)	1,008	(3,200)	20,935	2,174	448	(5,276)	(7,432)
Withdrawals due to death benefits	(144,419)	(40,947)	—	—	—	—	(815)	(4,309)	—	—	—	—	—	—

Net (decrease) increase in net assets derived from policy transactions	1,498,508	1,294,579	146,766	42,198	9,890	(193,260)	(254,190)	(140,774)	(17,522)	(49,007)	(121,526)	(205,180)	102,311	42,432

Amounts (withdrawn)/contributed by Nationwide Life and Annuity Company of America, including seed money and reimbursements	(300)	(492)	—	(1)	(1)	(156)	(100)	(100)	—	32	(400)	—	(65)	77

Total increase (decrease) in net assets	(2,535,661)	(8,010,536)	(202,117)	42,858	8,436	(1,689,852)	(1,783,811)	(299,589)	(149,353)	(186,991)	(293,476)	(465,225)	(897,971)	(918,114)
Net Assets
Beginning of year	16,638,079	27,863,426	2,137,616	—	—	2,614,716	4,364,660	631,119	292,500	559,904	442,621	876,457	2,114,898	2,207,661

End of year	$14,102,418	$19,852,890	$1,935,499	$42,858	$8,436	$924,864	$2,580,849	$331,530	$143,147	$372,913	$149,145	$411,232	$1,216,928	$1,289,547

Changes in Units
Beginning units	103,981	155,909	14,050	—	—	2,485	20,047	3,159	1,185	2,103	1,072	1,139	11,510	10,241

Units purchased	30,932	37,067	4,353	477	141	1,434	4,174	120	23	101	31	38	3,688	2,303
Units sold	(19,272)	(29,616)	(3,317)	(44)	(4)	(1,892)	(5,519)	(904)	(131)	(335)	(506)	(443)	(2,796)	(2,207)

Ending units	115,641	163,360	15,086	433	137	2,027	18,702	2,375	1,077	1,869	597	734	12,402	10,337

See accompanying notes to financial statements

The Nationwide Provident VLI Separate Account 1
of Nationwide Life Insurance Company of America
Statements of Changes in Net Assets for the Year Ended December 31, 2008 — continued

		NVIT Multi-	Gartmore						Gartmore				American		American
		Manager	NVIT	NVIT Global		NVIT	Gartmore	Federated	NVIT			Van Kampen	Funds NVIT	American	Funds NVIT	American	American
	NVIT Multi	International	Emerging	Financial	NVIT Health	Technology and	NVIT Global	NVIT High	International	NVIT Core	NVIT Short	NVIT Real	Asset	Funds NVIT	Global	Funds NVIT	Funds NVIT
	Sector Bond	Value	Markets	Services	Sciences	Communications	Utilities	Income Bond	Equity	Bond	Term Bond	Estate	Allocation	Bond	Growth	Growth	Growth-Income
	Fund	Fund	Fund	Fund	Fund	Fund	Fund	Fund	Fund	Fund	Fund	Fund	Fund	Fund	Fund	Fund	Fund
	Class I	Class III	Class III	Class III	Class III	Class III	Class III	Class III	Class VI	Class I	Class II	Class I	Class II	Class II	Class II	Class II	Class II

From Operations Net investment income (loss)	$106,563	$250,799	$24,154	$4,911	$(2,335)	$(3,365)	$44,266	$79,047	$323	$3,052	$250	$376	$3,937	$14,355	$12,617	$11,272	$1,893
Net realized (loss) gain on investments	(45,238)	2,671,646	1,206,342	(56,493)	31,710	29,731	(101,899)	(46,645)	4,056	(207)	(6)	(495)	(4,124)	(12,256)	11,181	41,821	(16,575)
Net unrealized appreciation (depreciation) during the year	(386,509)	(16,023,258)	(5,178,719)	(165,072)	(198,067)	(316,632)	(674,687)	(328,183)	(16,853)	(2,618)	(355)	(5,800)	(51,473)	(35,929)	(287,272)	(418,789)	(44,527)

Net increase (decrease) in net assets operations	(325,184)	(13,100,813)	(3,948,223)	(216,654)	(168,692)	(290,266)	(732,320)	(295,781)	(12,474)	227	(111)	(5,919)	(51,660)	(33,830)	(263,474)	(365,696)	(59,209)

From Variable Life Policy Transactions
Policyholders’ net premiums	139,324	2,936,676	529,859	43,118	86,800	98,865	125,675	143,469	4,423	7,753	923	1,332	15,060	26,397	102,364	88,725	10,916
Cost of insurance and administrative charges	(137,096)	(1,272,605)	(384,644)	(22,140)	(37,168)	(44,498)	(118,212)	(66,922)	(1,260)	(10,323)	(275)	(462)	(12,448)	(47,669)	(42,379)	(38,603)	(4,465)
Surrenders and forfeitures	(203,169)	(2,708,656)	(194,536)	(30,667)	(33,570)	(38,536)	(78,386)	(55,083)	—	—	—	—	(3,321)	(60,441)	(51,939)	(10,082)	—
Transfers between portfolios and the Guaranteed Account	(39,781)	(57,050)	(10,174)	94,214	114,150	19,687	(128,032)	(27,797)	45,999	189,375	26,191	18,220	97,211	89,264	285,663	629,421	69,553
Net (withdrawals) repayments due to policy loans	(18,060)	(64,981)	(40,451)	(969)	(16,000)	(15,290)	(34,937)	(98,737)	—	—	—	—	—	(575)	(7,162)	(7,709)	—
Withdrawals due to death benefits	(12,045)	(23,553)	(68,855)	—	—	—	—	(5,017)	—	—	—	—	—	—	—	—	—

Net (decrease) increase in net assets derived from policy transactions	(270,827)	(1,190,169)	(168,801)	83,556	114,212	20,228	(233,892)	(110,087)	49,162	186,805	26,839	19,090	96,502	6,976	286,547	661,752	76,004

Amounts (withdrawn)/contributed by Nationwide Life and Annuity Company of America, including seed money and reimbursements	(150)	36,987	(481)	—	(26)	186	16	326	(1)	(1)	(1)	(2)	1	5	14	15	(4)

Total increase (decrease) in net assets	(596,161)	(14,253,995)	(4,117,505)	(133,098)	(54,506)	(269,852)	(966,196)	(405,542)	36,687	187,031	26,727	13,169	44,843	(26,849)	23,087	296,071	16,791
Net Assets
Beginning of year	1,891,816	29,225,522	6,918,910	404,427	554,249	578,394	2,195,734	1,119,687	—	—	—	—	115,502	310,864	446,988	290,487	72,608

End of year	$1,295,655	$14,971,527	$2,801,405	$271,329	$499,743	$308,542	$1,229,538	$714,145	$36,687	$187,031	$26,727	$13,169	$160,345	$284,015	$470,075	$586,558	$89,399

Changes in Units
Beginning units	12,772	148,290	22,669	2,656	4,539	4,082	10,028	9,487	—	—	—	—	1,044	2,900	3,650	2,536	738

Units purchased	2,294	32,836	7,011	1,489	2,219	1,594	2,353	2,009	692	1,996	273	242	1,582	1,297	4,409	7,575	1,346
Units sold	(5,216)	(40,496)	(7,755)	(809)	(1,245)	(1,413)	(3,952)	(3,022)	(23)	(107)	(3)	(8)	(547)	(1,235)	(1,756)	(862)	(606)

Ending units	9,850	140,630	21,925	3,336	5,513	4,263	8,429	8,474	669	1,889	270	234	2,079	2,962	6,303	9,249	1,478

See accompanying notes to financial statements

The Nationwide Provident VLI Separate Account 1
of Nationwide Life Insurance Company of America
Statements of Changes in Net Assets for the Year Ended December 31, 2008 — continued

								NVIT Multi-	NVIT Multi-	NVIT Multi-
			NVIT			NVIT	NVIT	Manager	Manager	Manager	NVIT Multi-	NVIT Multi-
	NVIT	NVIT	Cardinal	NVIT	NVIT	Cardinal	Cardinal	International	Large Cap	Large Cap	Manager Mid	Manager Mid
	Cardinal	Cardinal	Capital	Cardinal	Cardinal	Moderately	Moderately	Growth	Growth	Value	Cap Growth	Cap Value
	Aggressive	Balanced	Appreciation	Conservative	Moderate	Aggressive	Conservative	Fund	Fund	Fund	Fund	Fund
	Fund I	Fund I	Fund I	Fund I	Fund I	Fund I	Fund I	Class III	Class I	Class I	Class I	Class II

From Operations
Net investment income (loss)	$990	$8	$266	$79	$482	$274	$57	$2	$0	$122	$(3)	$8
Net realized (loss) gain on investments	2,472	7	82	51	462	(19)	(198)	(26)	—	(228)	(590)	(1)
Net unrealized appreciation (depreciation) during the year	(41,023)	34	(6,492)	66	(135)	(7,471)	(915)	97	12	(5,628)	12	(1)

Net increase (decrease) in net assets operations	(37,561)	49	(6,144)	196	809	(7,216)	(1,056)	73	12	(5,734)	(581)	6

From Variable Life Policy Transactions
Policyholders’ net premiums	34,008	1,058	1,083	421	876	6,376	1,587	2,051	108	782	366	364
Cost of insurance and administrative charges	(6,163)	(48)	(577)	(2,512)	(226)	(647)	(1,891)	(796)	(17)	(570)	(88)	(16)
Surrenders and forfeitures	—	—	—	(3,025)	—	—	—	—	—	—	—	—
Transfers between portfolios and the Guaranteed Account	221,983	81	29,207	15,816	78,924	24,599	6,548	1,135	126	37,593	523	836
Net (withdrawals) repayments due to policy loans	—	—	—	—	—	—	—	—	—	—	—	—
Withdrawals due to death benefits	—	—	—	—	—	—	—	—	—	—	—	—

Net (decrease) increase in net assets derived from policy transactions	249,828	1,091	29,713	10,700	79,574	30,328	6,244	2,390	217	37,805	801	1,184

Amounts (withdrawn)/contributed by Nationwide Life and Annuity Company of America, including seed money and reimbursements	(1)	—	—	—	—	(1)	(1)	(1)	—	(1)	—	—

Total increase (decrease) in net assets	212,266	1,140	23,569	10,896	80,383	23,111	5,187	2,462	229	32,070	220	1,190
Net Assets
Beginning of year	—	—	—	—	—	—	—	—	—	—	—	—

End of year	$212,266	$1,140	$23,569	$10,896	$80,383	$23,111	$5,187	$2,462	$229	$32,070	$220	$1,190

Changes in Units
Beginning units	—	—	—	—	—	—	—	—	—	—	—	—

Units purchased	3,418	15	334	181	1,062	346	83	54	4	515	23	18
Units sold	(93)	(1)	(8)	(61)	(2)	(9)	(21)	(14)	(0)	(8)	(19)	(0)

Ending units	3,325	14	326	120	1,060	337	62	40	4	507	4	18

See accompanying notes to financial statements

The Nationwide Provident VLI Separate Account 1
of Nationwide Life Insurance Company of America
Statements of Changes in Net Assets for the Year Ended December 31, 2008 — continued

												Fidelity		Fidelity
						Fidelity VIP					Fidelity	VIP II		VIP II
	Fidelity VIP	Fidelity VIP	Fidelity VIP	Fidelity VIP	Fidelity VIP	Equity-	Fidelity VIP	Fidelity VIP	Fidelity VIP		VIP II Asset	Investment	Fidelity VIP II	Investment
	Equity-	Growth	High Income	Overseas	Overseas	Income	Growth	Overseas	Overseas	Fidelity VIP	Manager	Grade Bond	Contrafund	Grade Bond
	Income	Portfolio:	Portfolio:	Portfolio:	Portfolio:	Portfolio:	Portfolio:	Portfolio:	Portfolio:	High Income	Portfolio:	Portfolio:	Portfolio:	Portfolio:
	Portfolio: Initial	Initial	Initial	Initial	Initial	Service	Service	Service	Service	Portfolio: Initial	Initial	Initial	Initial	Service
	Class	Class	Class	Class	Class R	Class	Class	Class	Class R	Class R	Class	Class	Class	Class

From Operations
Net investment income (loss)	$2,142,184	$218,908	$934,285	$514,595	$528,505	$60,394	$537	$2,212	$40,968	$262,144	$772,285	$1,564,142	$382,448	$42,576
Net realized (loss) gain on investments	(4,392,316)	(9,512,954)	(564,476)	4,808,029	3,710,601	(132,490)	56,439	47,051	225,096	(238,997)	3,012,747	(1,185,242)	980,075	(28,554)
Net unrealized appreciation (depreciation) during the year	(60,310,447)	(82,130,781)	(3,615,550)	(20,579,915)	(18,724,942)	(1,689,968)	(1,351,963)	(126,904)	(1,367,448)	(854,494)	(16,401,381)	(2,015,027)	(65,877,350)	(72,810)

Net increase (decrease) in net assets operations	(62,560,579)	(91,424,827)	(3,245,741)	(15,257,291)	(14,485,836)	(1,762,064)	(1,294,987)	(77,641)	(1,101,384)	(831,347)	(12,616,349)	(1,636,127)	(64,514,827)	(58,788)

From Variable Life Policy Transactions
Policyholders’ net premiums	9,592,950	13,488,541	266,464	415,489	3,264,305	1,014,879	583,470	2,724	611,175	898,534	3,134,726	3,294,766	8,612,665	267,021
Cost of insurance and administrative charges	(8,810,846)	(12,182,939)	(946,292)	(1,693,254)	(1,445,721)	(412,763)	(258,189)	(24,736)	(215,072)	(288,658)	(3,189,036)	(3,172,267)	(7,630,710)	(145,395)
Surrenders and forfeitures	(8,357,683)	(11,049,393)	(886,663)	(2,172,041)	(1,878,938)	(177,438)	(165,589)	(46,792)	(80,379)	(195,401)	(2,604,466)	(5,774,960)	(6,886,302)	(248,326)
Transfers between portfolios and the Guaranteed Account	(3,130,801)	(3,697,321)	(474,422)	(862,836)	604,246	(8,599)	122,125	(1,908)	36,333	(373,653)	(259,514)	(3,543,619)	(2,377,480)	49,116
Net (withdrawals) repayments due to policy loans	(422,797)	(390,207)	(18,454)	(369,922)	(235,270)	503	(3,358)	(555)	(3,794)	(29,757)	(296,286)	(273,333)	(532,572)	(428)
Withdrawals due to death benefits	(467,473)	(535,314)	(85,703)	(93,794)	(90,522)	(163)	(67)	—	(71)	(79,396)	(327,890)	(324,343)	(329,820)	(565)

Net (decrease) increase in net assets derived from policy transactions	(11,596,650)	(14,366,633)	(2,145,070)	(4,776,358)	218,100	416,419	278,392	(71,267)	348,192	(68,331)	(3,542,466)	(9,793,756)	(9,144,219)	(78,577)

Amounts (withdrawn)/contributed by Nationwide Life and Annuity Company of America, including seed money and reimbursements	3,000	18,500	(3,500)	1,568	30,070	—	—	—	(1,558)	(91)	(4,000)	(7,000)	(4,500)	—

Total increase (decrease) in net assets	(74,154,229)	(105,772,960)	(5,394,311)	(20,032,081)	(14,237,666)	(1,345,645)	(1,016,595)	(148,908)	(754,750)	(899,769)	(16,162,815)	(11,436,883)	(73,663,546)	(137,365)
Net Assets
Beginning of year	153,760,461	203,923,917	14,359,223	37,866,134	32,578,014	3,797,081	2,566,611	237,622	2,255,519	3,395,178	45,608,803	46,653,606	156,900,456	1,270,739

End of year	$79,606,232	$98,150,957	$8,964,912	$17,834,053	$18,340,348	$2,451,436	$1,550,016	$88,714	$1,500,769	$2,495,409	$29,445,988	$35,216,723	$83,236,910	$1,133,374

Changes in Units
Beginning units	289,559	417,459	54,865	88,555	150,134	22,053	14,322	948	12,637	34,486	115,363	181,072	329,483	10,782

Units purchased	37,027	62,928	1,150	2,115	39,476	8,654	6,003	17	5,694	18,783	15,297	23,647	39,813	3,463
Units sold	(66,888)	(99,494)	(12,143)	(21,390)	(35,074)	(5,671)	(3,811)	(331)	(3,223)	(19,290)	(29,612)	(66,589)	(64,073)	(4,221)

Ending units	259,698	380,893	43,872	69,280	154,536	25,036	16,514	634	15,108	33,979	101,048	138,130	305,223	10,024

See accompanying notes to financial statements

The Nationwide Provident VLI Separate Account 1
of Nationwide Life Insurance Company of America
Statements of Changes in Net Assets for the Year Ended December 31, 2008 — continued

		Fidelity		Fidelity			Lehman
	Fidelity	VIP III	Fidelity	VIP IV	Fidelity VIP	Fidelity VIP	Brothers			Neuberger	Neuberger
	VIP III	Value	VIP IV	Freedom	IV Freedom	IV Freedom	AMT Short	Neuberger	Neuberger	Berman AMT	Berman AMT	Neuberger	Neuberger
	Mid Cap	Strategies	Energy	Fund 2010	Fund 2020	Fund 2030	Duration	Berman AMT	Berman AMT	Mid Cap	Socially	Berman AMT	Berman AMT
	Portfolio:	Portfolio:	Portfolio:	Portfolio:	Portfolio:	Portfolio:	Bond	Partners	Fasciano	Growth	Responsive	International	Regency
	Service	Service	Service	Service	Service	Service	Portfolio — I	Portfolio — I	Portfolio — S	Portfolio — I	Portfolio — I	Portfolio — S	Portfolio — S
	Class	Class	Class 2	Class	Class	Class	Class	Class	Class	Class	Class	Class	Class

From Operations
Net investment income (loss)	$(45,472)	$(443)	$(13,064)	$7,674	$17,500	$14,952	$525,603	$(34,788)	$(5,892)	$(9,181)	$14,005	$(4,736)	$808
Net realized (loss) gain on investments	2,190,056	246,361	155,182	12,743	48,430	20,125	(474,197)	4,379,261	11,123	22,420	72,010	(37,824)	(4,546)
Net unrealized appreciation (depreciation) during the year	(8,589,870)	(1,567,862)	(1,423,677)	(137,602)	(403,653)	(513,291)	(1,993,549)	(21,414,996)	(402,045)	(749,989)	(526,326)	(302,774)	(122,589)

Net increase (decrease) in net assets operations	(6,445,286)	(1,321,944)	(1,281,559)	(117,185)	(337,723)	(478,214)	(1,942,143)	(17,070,523)	(396,814)	(736,750)	(440,311)	(345,334)	(126,327)

From Variable Life Policy Transactions
Policyholders’ net premiums	1,070,996	183,285	163,458	13,264	64,587	137,580	1,224,515	1,828,401	80,962	108,878	67,273	64,642	15,787
Cost of insurance and administrative charges	(823,455)	(131,623)	(122,205)	(40,681)	(52,496)	(57,434)	(1,054,240)	(1,679,426)	(68,752)	(90,181)	(56,462)	(42,638)	(6,603)
Surrenders and forfeitures	(653,231)	(55,994)	(331,598)	(294,829)	(9,838)	(905)	(1,171,379)	(2,338,095)	(67,817)	(27,001)	(59,250)	(25,675)	(9,462)
Transfers between portfolios and the Guaranteed Account	(87,055)	(185,268)	679,124	198,898	184,164	(75,584)	(939,004)	284,713	24,486	273,434	71,840	(322,996)	59,192
Net (withdrawals) repayments due to policy loans	41,565	(1,968)	(22,143)	—	154	77,696	(95,450)	(117,246)	(3,750)	(15,939)	(3,861)	(2,904)	(248)
Withdrawals due to death benefits	(25,336)	(7,569)	—	—	—	—	(6,639)	(151,702)	—	—	—	—	—

Net (decrease) increase in net assets derived from policy transactions	(476,516)	(199,137)	366,636	(123,348)	186,571	81,353	(2,042,197)	(2,173,355)	(34,871)	249,191	19,540	(329,571)	58,666

Amounts (withdrawn)/contributed by Nationwide Life and Annuity Company of America, including seed money and reimbursements	100	—	110	12	32	37	1,640	(10,500)	(3,000)	38	37	(61)	10

Total increase (decrease) in net assets	(6,921,702)	(1,521,081)	(914,813)	(240,521)	(151,120)	(396,824)	(3,982,700)	(19,254,378)	(434,685)	(487,521)	(420,734)	(674,966)	(67,651)
Net Assets
Beginning of year	16,480,933	2,742,101	1,933,441	553,045	878,659	1,147,827	14,668,779	34,337,244	1,040,631	1,539,406	1,100,244	1,057,420	220,309

End of year	$9,559,231	$1,221,020	$1,018,628	$312,524	$727,539	$751,003	$10,686,079	$15,082,866	$605,946	$1,051,885	$679,510	$382,454	$152,658

Changes in Units
Beginning units	52,370	11,327	8,579	4,370	6,538	8,209	68,845	138,527	6,024	5,229	5,851	7,201	1,683

Units purchased	9,033	2,971	6,345	1,815	2,124	2,863	10,540	20,476	1,303	2,437	1,307	1,612	714
Units sold	(10,886)	(3,878)	(4,936)	(2,866)	(561)	(2,336)	(20,412)	(29,143)	(1,616)	(1,040)	(1,178)	(3,917)	(223)

Ending units	50,517	10,420	9,988	3,319	8,101	8,736	58,973	129,860	5,711	6,626	5,980	4,896	2,174

See accompanying notes to financial statements

The Nationwide Provident VLI Separate Account 1
of Nationwide Life Insurance Company of America
Statements of Changes in Net Assets for the Year Ended December 31, 2008 — continued

													Dreyfus
												Dreyfus	Variable	Dreyfus
									Alger			Variable	Investment	Investment
			Van Eck	Van Eck			Van Eck		American		Wells Fargo	Investment	Fund —	Portfolios —
	Van Eck	Van Eck	Worldwide	Worldwide		Van Eck	Worldwide	Van Eck	Small		VT	Fund —	Developing	Small Cap	Dreyfus
	Worldwide	Worldwide	Emerging	Real Estate	Van Eck	Worldwide	Emerging	Worldwide	Capitalization	Wells Fargo	Opportunity	Appreciation	Leaders	Stock Index	Stock Index
	Bond Fund:	Hard Assets	Markets	Portfolio:	Worldwide	Hard Assets	Markets	Real Estate	Portfolio:	Advantage	Fund —	Portfolio:	Portfolio:	Portfolio:	Fund, Inc.:
	Initial	Fund:	Fund:	Initial	Bond Fund:	Fund:	Fund:	Portfolio:	Class O	VT Discovery	Investor	Initial	Initial	Service	Initial
	Class	Initial Class	Initial Class	Class	Class R	Class R	Class R	Class R	Shares	Fund	Class	Shares	Shares	Shares	Shares

From Operations
Net investment income (loss)	$378,541	$(29,502)	$(137,700)	$165,858	$337,914	$(35,924)	$(95,435)	$236,666	$(196,036)	$(67,846)	$79,064	$50,176	$231	$8,308	$119,569
Net realized (loss) gain on investments	(89,707)	2,766,155	11,977,459	523,454	(130,456)	2,106,496	6,121,745	391,486	1,797,403	420,932	1,801,948	356,573	800	835,645	138,588
Net unrealized appreciation (depreciation) during the year	(184,764)	(7,099,470)	(31,033,531)	(2,995,575)	(118,888)	(7,581,132)	(18,622,806)	(4,064,659)	(19,389,831)	(5,354,863)	(5,037,566)	(1,592,418)	(59,303)	(2,878,690)	(4,122,516)

Net increase (decrease) in net assets operations	104,070	(4,362,817)	(19,193,772)	(2,306,263)	88,570	(5,510,560)	(12,596,496)	(3,436,507)	(17,788,464)	(5,001,777)	(3,156,554)	(1,185,669)	(58,272)	(2,034,737)	(3,864,359)

From Variable Life Policy Transactions
Policyholders’ net premiums	83,870	120,247	157,058	36,715	528,604	652,260	1,448,315	494,473	2,386,790	880,013	584,346	411,411	22,286	1,149,826	1,244,301
Cost of insurance and administrative charges	(294,777)	(306,496)	(887,750)	(188,338)	(327,177)	(490,673)	(687,569)	(323,014)	(2,104,362)	(696,710)	(531,179)	(310,145)	(9,729)	(539,197)	(669,877)
Surrenders and forfeitures	(358,387)	(550,620)	(1,441,226)	(158,569)	(389,932)	(609,516)	(1,051,512)	(326,611)	(1,793,079)	(618,071)	(789,551)	(848,200)	(463)	(551,790)	(1,024,637)
Transfers between portfolios and the Guaranteed Account	134,478	402,260	(1,247,154)	(317,895)	1,082,751	1,248,621	410,895	(109,436)	(628,704)	(268,238)	(191,427)	(302,441)	(682)	(370,713)	(606,813)
Net (withdrawals) repayments due to policy loans	(71,204)	(85,290)	197,589	9,483	(43,693)	(126,024)	(80,164)	(43,772)	(87,836)	(26,891)	(7,855)	(2,595)	634	(42,701)	(40,475)
Withdrawals due to death benefits	(17,098)	(10,624)	(33,155)	(1,344)	(3,534)	(3,280)	(32,012)	(3,505)	(99,844)	(6,081)	(2,564)	(331)	—	(2,675)	(15,675)

Net (decrease) increase in net assets derived from policy transactions	(523,118)	(430,523)	(3,254,638)	(619,948)	847,019	671,388	7,953	(311,865)	(2,327,035)	(735,978)	(938,230)	(1,052,301)	12,046	(357,250)	(1,113,176)

Amounts (withdrawn)/contributed by Nationwide Life and Annuity Company of America, including seed money and reimbursements	(4,200)	2,500	7,000	(14,500)	3,121	(11,310)	24,768	(1,178)	5,500	4,304	(2,000)	1,736	(17)	(1,500)	(2,800)

Total increase (decrease) in net assets	(423,248)	(4,790,840)	(22,441,410)	(2,940,711)	938,710	(4,850,482)	(12,563,775)	(3,749,550)	(20,109,999)	(5,733,451)	(4,096,784)	(2,236,234)	(46,243)	(2,393,487)	(4,980,335)
Net Assets
Beginning of year	4,804,569	9,798,836	32,027,164	4,630,774	4,015,337	11,151,910	19,846,880	6,617,437	39,487,928	11,868,973	8,654,528	4,641,082	147,110	6,788,604	11,155,576

End of year	$4,381,321	$5,007,996	$9,585,754	$1,690,063	$4,954,047	$6,301,428	$7,283,105	$2,867,887	$19,377,930	$6,135,522	$4,557,744	$2,404,848	$100,867	$4,395,118	$6,175,241

Changes in Units
Beginning units	13,677	11,498	56,497	11,517	26,479	24,100	49,551	24,320	183,894	133,855	58,374	31,661	879	33,536	61,314

Units purchased	1,224	1,585	1,232	287	15,686	11,063	18,095	6,147	24,069	18,634	7,526	3,887	237	9,058	13,415
Units sold	(4,055)	(3,222)	(11,137)	(2,685)	(13,282)	(8,838)	(14,010)	(6,176)	(35,902)	(28,135)	(14,124)	(11,597)	(123)	(10,868)	(21,023)

Ending units	10,846	9,861	46,592	9,119	28,883	26,325	53,636	24,291	172,061	124,354	51,776	23,951	993	31,726	53,706

See accompanying notes to financial statements

The Nationwide Provident VLI Separate Account 1
of Nationwide Life Insurance Company of America
Statements of Changes in Net Assets for the Year Ended December 31, 2008 — continued

										Janus Aspen	Janus Aspen		Janus Aspen	Janus Aspen	Janus Aspen
				American		American		American		Series —	Series —	Janus Aspen	Series —	Series —	Series —
	American	American	American	Century VP		Century VP		Century VP	Janus Aspen	International	Global	Series —	INTECH Risk-	International	Global
	Century VP	Century VP	Century VP	Income and	American	Mid Cap	American	Inflation	Series - Forty	Growth	Technology	Balanced	Managed Core	Growth	Technology
	International	Ultra	Value	Growth	Century VP	Value	Century VP	Protection	Portfolio —	Portfolio:	Portfolio:	Portfolio:	Portfolio:	Portfolio:	Portfolio:
	Fund:	Fund:	Fund:	Fund:	International	Fund:	Vista Fund:	Fund:	Service	Service	Service	Service	Service	Service II	Service II
	Class I	Class I	Class I	Class I	Fund: Class III	Class I	Class I	Class II	Shares	Shares	Shares	Shares	Shares	Shares	Shares

From Operations
Net investment income (loss)	$1,689	$(13,788)	$121,337	$20,096	$1,248	$(3,127)	$(3,420)	$102,604	$(27,116)	$65,376	$(1,086)	$29,710	$(45)	$145,110	$(3,443)
Net realized (loss) gain on investments	184,685	229,651	324,483	138,078	298,929	(21,362)	(2,520)	(15,777)	620,284	701,926	22,692	112,489	3,523	1,120,363	18,601
Net unrealized appreciation (depreciation) during the year	(612,426)	(1,217,746)	(2,575,407)	(756,314)	(1,412,846)	(145,679)	(320,360)	(172,247)	(2,786,558)	(2,737,072)	(110,371)	(434,540)	(93,444)	(6,011,270)	(299,699)

Net increase (decrease) in net assets operations	(426,052)	(1,001,883)	(2,129,587)	(598,140)	(1,112,669)	(170,168)	(326,300)	(85,420)	(2,193,390)	(1,969,770)	(88,765)	(292,341)	(89,966)	(4,745,797)	(284,541)

From Variable Life Policy Transactions
Policyholders’ net premiums	27,489	320,817	645,273	226,810	215,165	63,942	54,579	160,584	483,860	67,393	1,322	96,233	25,088	442,035	67,600
Cost of insurance and administrative charges	(57,386)	(180,580)	(466,093)	(116,680)	(139,343)	(35,382)	(36,809)	(144,504)	(268,053)	(138,498)	(16,145)	(112,171)	(15,859)	(359,501)	(36,010)
Surrenders and forfeitures	(171,364)	(136,905)	(542,356)	(90,841)	(152,364)	(25,125)	(9,232)	(134,497)	(162,830)	(145,044)	(14,868)	(111,861)	(9,921)	(255,772)	(17,661)
Transfers between portfolios and the Guaranteed Account	(100,190)	28,602	(412,623)	(234,934)	95,817	274,889	164,327	751,087	512,539	(143,825)	(6,166)	801,526	(3,990)	2,490,336	38,767
Net (withdrawals) repayments due to policy loans	(2,851)	(5,641)	(8,173)	536	(26,326)	(13,464)	(7,334)	(24,286)	(132,607)	6,227	(8,507)	(4,367)	5,658	(14,941)	(77,721)
Withdrawals due to death benefits	—	(5,775)	—	—	—	(8,410)	—	(31,628)	(8,155)	—	(5,693)	(8,537)	—	—	(439)

Net (decrease) increase in net assets derived from policy transactions	(304,302)	20,518	(783,972)	(215,109)	(7,051)	256,450	165,531	576,756	424,754	(353,747)	(50,057)	660,823	976	2,302,157	(25,464)

Amounts (withdrawn)/contributed by Nationwide Life and Annuity Company of America, including seed money and reimbursements	2,000	(500)	(500)	(2,300)	(21)	10	17	161	203	2,000	500	(9,590)	37	87	32

Total increase (decrease) in net assets	(728,354)	(981,865)	(2,914,059)	(815,549)	(1,119,741)	86,292	(160,752)	491,497	(1,768,433)	(2,321,517)	(138,322)	358,892	(88,953)	(2,443,553)	(309,973)
Net Assets
Beginning of year	1,193,085	2,344,869	8,201,346	1,844,758	2,512,359	450,566	525,010	1,854,054	4,190,073	3,956,322	238,438	1,041,880	243,433	6,734,353	693,193

End of year	$464,731	$1,363,004	$5,287,287	$1,029,209	$1,392,618	$536,858	$364,258	$2,345,551	$2,421,640	$1,634,805	$100,116	$1,400,772	$154,480	$4,290,800	$383,220

Changes in Units
Beginning units	2,778	17,069	50,637	10,248	13,575	3,449	3,062	13,169	17,297	5,892	1,416	5,511	1,135	24,230	4,592

Units purchased	32	4,751	7,684	1,898	4,830	3,524	3,123	9,151	11,970	409	69	6,158	223	16,107	1,797
Units sold	(1,028)	(4,318)	(13,397)	(3,484)	(4,667)	(1,503)	(2,020)	(5,521)	(10,195)	(1,681)	(459)	(2,132)	(207)	(7,814)	(1,830)

Ending units	1,782	17,502	44,924	8,662	13,738	5,470	4,165	16,799	19,072	4,620	1,026	9,537	1,151	32,523	4,559

See accompanying notes to financial statements

The Nationwide Provident VLI Separate Account 1
of Nationwide Life Insurance Company of America
Statements of Changes in Net Assets for the Year Ended December 31, 2008 — continued

	Oppenheimer	Oppenheimer			Oppenheimer								Federated
	Capital	Global	Oppenheimer	Oppenheimer	Main Street	Oppenheimer			AIM V.I.	AIM V.I.	Federated	Federated	Capital
	Appreciation	Securities	Main Street	High Income	Small Cap	Global	Oppenheimer	AIM V.I.	Capital	Capital	Quality Bond	American	Appreciation
	Fund/VA:	Fund/VA:	Fund/VA:	Fund/VA:	Fund/VA:	Securities	High Income	Basic Value	Appreciation	Development	Fund II:	Leaders Fund	Fund II:
	Non-Service	Non-Service	Non-Service	Non-Service	Non-Service	Fund/VA:	Fund/VA:	Fund: Series I	Fund: Series I	Fund: Series I	Primary	II: Primary	Primary
	Shares	Shares	Shares	Shares	Shares	Class 3	Class 3	Shares	Shares	Shares	Shares	Shares	Shares

From Operations
Net investment income (loss)	$(28,094)	$21,098	$26,473	$39,394	$(3,847)	$72,222	$16,891	$4,166	$(2,207)	$(8,784)	$131,878	$871	$(366)
Net realized (loss) gain on investments	40,929	205,413	258,257	(93,042)	27,627	498,164	(15,855)	284,494	(6,795)	172,890	(104,427)	6,951	4,635
Net unrealized appreciation (depreciation) during the year	(2,752,212)	(1,394,219)	(1,662,210)	(461,537)	(966,397)	(5,162,713)	(299,041)	(1,810,393)	(158,223)	(918,800)	(284,977)	(36,077)	(37,431)

Net increase (decrease) in net assets operations	(2,739,377)	(1,167,708)	(1,377,480)	(515,185)	(942,617)	(4,592,327)	(298,005)	(1,521,733)	(167,225)	(754,694)	(257,526)	(28,255)	(33,162)

From Variable Life Policy Transactions
Policyholders’ net premiums	782,165	60,665	365,406	11,142	177,137	1,532,011	114,889	283,727	51,440	81,164	408,598	10,004	13,221
Cost of insurance and administrative charges	(451,406)	(135,371)	(249,122)	(57,508)	(134,009)	(770,099)	(15,312)	(193,296)	(33,522)	(61,728)	(318,161)	(8,778)	(9,499)
Surrenders and forfeitures	(625,866)	(98,989)	(300,707)	(19,707)	(140,085)	(748,242)	(8,662)	(273,920)	(44,337)	(61,688)	(497,122)	(646)	(10,102)
Transfers between portfolios and the Guaranteed Account	34,369	(106,225)	(166,631)	(44,093)	(128,578)	116,745	106,093	78,904	31,165	891,208	(11,668)	(9,588)	(21,800)
Net (withdrawals) repayments due to policy loans	(18,268)	18,715	(1,825)	(1,782)	(7,635)	10,380	(7,391)	(5,610)	(1,367)	(14,145)	(725)	(68)	(316)
Withdrawals due to death benefits	(66)	—	—	—	—	(168,318)	—	(1,354)	—	—	—	—	—

Net (decrease) increase in net assets derived from policy transactions	(279,072)	(261,205)	(352,879)	(111,948)	(233,170)	(27,523)	189,617	(111,549)	3,379	834,811	(419,078)	(9,076)	(28,496)

Amounts (withdrawn)/contributed by Nationwide Life and Annuity Company of America, including seed money and reimbursements	(300)	—	(1,100)	8	9	(999)	392	(530)	14	(30)	(200)	(80)	(49)

Total increase (decrease) in net assets	(3,018,749)	(1,428,913)	(1,731,459)	(627,125)	(1,175,778)	(4,620,849)	(107,996)	(1,633,812)	(163,832)	80,087	(676,804)	(37,411)	(61,707)
Net Assets
Beginning of year	6,167,528	3,055,277	3,836,029	757,773	2,555,347	11,090,536	271,194	3,049,274	390,640	864,111	2,967,937	90,737	125,461

End of year	$3,148,779	$1,626,364	$2,104,570	$130,648	$1,379,569	$6,469,687	$163,198	$1,415,462	$226,808	$944,198	$2,291,133	$53,326	$63,754

Changes in Units
Beginning units	41,017	9,126	24,468	4,957	11,379	68,253	2,821	15,703	2,256	3,391	24,177	612	770

Units purchased	11,251	489	4,703	335	2,419	17,060	5,915	4,458	797	6,356	6,079	101	107
Units sold	(12,982)	(1,720)	(7,088)	(1,524)	(3,735)	(18,236)	(636)	(4,964)	(795)	(1,526)	(10,635)	(166)	(318)

Ending units	39,286	7,895	22,083	3,768	10,063	67,077	8,100	15,197	2,258	8,221	19,621	547	559

See accompanying notes to financial statements

The Nationwide Provident VLI Separate Account 1
of Nationwide Life Insurance Company of America
Statements of Changes in Net Assets for the Year Ended December 31, 2008 — continued

				Franklin
	Franklin		Franklin	Templeton
	Templeton	Franklin	Templeton	VIP	Franklin
	VIP Franklin	Templeton	VIP	Templeton	Templeton	Franklin
	Small Cap	VIP Franklin	Templeton	Developing	VIP	Founding			MFS		Putnam VT	Putnam VT
	Value	Rising	Foreign	Markets	Templeton	Funds	AllianceBernstein	AllianceBernstein	Investors		Growth &	International	Putnam VT
	Securities	Dividends	Securities	Securities	Global Income	Allocation	Growth and	Small / Mid Cap	Growth Stock	MFS Value	Income	Equity	Voyager
	Fund:	Securities Fund:	Fund:	Fund —	Securities Fund —	Fund —	Income Portfolio:	Value Portfolio:	Series: Initial	Series: Initial	Fund:	Fund:	Fund:
	Class 1	Class 1	Class 1	Class 3	Class 3	Class 2	Class A	Class A	Class	Class	Class IB	Class IB	Class IB

From Operations
Net investment income (loss)	$51,842	$105,385	$31,877	$43,738	$44,469	$10	$41,808	$1,378	$(797)	$21,151	$4,448	$3,427	$(2,912)
Net realized (loss) gain on investments	612,654	(70,740)	239,898	352,894	40,437	(22)	320,191	156,615	37,024	165,780	(15,967)	43,722	(2,492)
Net unrealized appreciation (depreciation) during the year	(3,279,809)	(2,473,157)	(1,088,955)	(1,853,307)	(28,153)	(155)	(1,948,443)	(1,415,988)	(349,801)	(1,552,681)	(135,106)	(173,933)	(184,450)

Net increase (decrease) in net assets operations	(2,615,313)	(2,438,512)	(817,180)	(1,456,675)	56,753	(167)	(1,586,444)	(1,257,995)	(313,574)	(1,365,750)	(146,625)	(126,784)	(189,854)

From Variable Life Policy Transactions
Policyholders’ net premiums	630,910	611,746	61,999	275,966	68,866	186	270,441	210,854	74,378	284,947	35,429	6,579	27,995
Cost of insurance and administrative charges	(477,891)	(590,194)	(109,161)	(169,933)	(55,614)	(85)	(229,404)	(159,342)	(60,647)	(247,730)	(23,230)	(8,575)	(23,044)
Surrenders and forfeitures	(418,071)	(644,580)	(114,052)	(105,983)	(24,726)	—	(293,843)	(123,791)	(44,145)	(287,527)	(48,389)	(42)	(5,875)
Transfers between portfolios and the Guaranteed Account	(88,560)	(216,867)	(59,073)	57,830	693,660	418	(138,234)	232,257	(10,388)	(146,434)	(23,539)	8,700	(12,541)
Net (withdrawals) repayments due to policy loans	(38,637)	(33,979)	(3,211)	(18,076)	(19,427)	—	10,706	(3,274)	(1,087)	3,136	76	372	16,150
Withdrawals due to death benefits	(11,221)	(7,680)	—	—	—	—	—	(4,005)	—	—	—	—	—

Net (decrease) increase in net assets derived from policy transactions	(403,470)	(881,554)	(223,498)	39,804	662,759	519	(380,334)	152,699	(41,889)	(393,608)	(59,653)	7,034	2,685

Amounts (withdrawn)/contributed by Nationwide Life and Annuity Company of America, including seed money and reimbursements	(400)	(119)	153	115	37	(1)	79	60	(18)	(100)	12	—	—

Total increase (decrease) in net assets	(3,019,183)	(3,320,185)	(1,040,525)	(1,416,756)	719,549	351	(1,966,699)	(1,105,236)	(355,481)	(1,759,458)	(206,266)	(119,750)	(187,169)
Net Assets
Beginning of year	8,178,749	9,896,092	2,157,443	2,732,875	886,275	—	4,016,345	3,263,027	862,693	4,318,487	404,763	290,074	494,910

End of year	$5,159,567	$6,575,907	$1,116,918	$1,316,119	$1,605,824	$351	$2,049,646	$2,157,791	$507,212	$2,559,029	$198,497	$170,324	$307,741

Changes in Units
Beginning units	35,735	55,089	4,015	13,184	7,296	—	20,678	13,917	4,862	18,297	2,406	560	3,387

Units purchased	5,806	22,393	317	4,153	8,008	6	3,038	3,788	686	4,981	480	35	343
Units sold	(7,945)	(27,598)	(941)	(3,822)	(2,768)	(1)	(6,044)	(3,694)	(1,041)	(7,068)	(885)	(71)	(536)

Ending units	33,596	49,884	3,391	13,515	12,536	5	17,672	14,011	4,507	16,210	2,001	524	3,194

See accompanying notes to financial statements

The Nationwide Provident VLI Separate Account 1
of Nationwide Life Insurance Company of America
Statements of Changes in Net Assets for the Year Ended December 31, 2008 — continued

						Van Kampen
					Van Kampen	Emerging	Van Kampen	T Rowe Price	T Rowe Price	T Rowe Price
	Vanguard	Vanguard	Vanguard	Vanguard	Core Plus	Markets	U.S. Real	Blue Chip	Equity	Limited
	Equity	Total Bond	High Yield	Mid Cap	Fixed Income	Debt	Estate	Growth	Income	Term Bond
	Income	Market Index	Bond	Index	Portfolio:	Portfolio:	Portfolio:	Portfolio —	Portfolio —	Portfolio —
	Portfolio	Portfolio	Portfolio	Portfolio	Class I	Class I	Class I	Class II	Class II	Class II

From Operations
Net investment income (loss)	$50,926	$44,017	$57,161	$17,772	$57,481	$28,562	$124,166	$(9,870)	$30,824	$25,690
Net realized (loss) gain on investments	86,787	19,492	(32,776)	342,570	(31,496)	386	926,691	54,025	(109,061)	3,689
Net unrealized appreciation (depreciation) during the year	(830,777)	(7,260)	(232,873)	(1,787,412)	(198,270)	(92,577)	(2,946,056)	(846,757)	(892,360)	(35,641)

Net increase (decrease) in net assets operations	(693,064)	56,249	(208,488)	(1,427,070)	(172,285)	(63,629)	(1,895,199)	(802,602)	(970,597)	(6,262)

From Variable Life Policy Transactions
Policyholders’ net premiums	466,476	300,583	280,841	806,264	100,316	7,506	430,981	149,164	212,682	38,563
Cost of insurance and administrative charges	(235,503)	(156,349)	(98,317)	(331,251)	(85,675)	(22,410)	(334,850)	(102,216)	(226,200)	(49,340)
Surrenders and forfeitures	(216,303)	(336,834)	(41,888)	(208,963)	(40,952)	(2,641)	(315,134)	(521,734)	(205,175)	(3,882)
Transfers between portfolios and the Guaranteed Account	(26,603)	45,771	(33,763)	49,190	(33,685)	(22,790)	(836,022)	123,251	276,812	759,317
Net (withdrawals) repayments due to policy loans	(7,983)	(798)	(3,880)	(1,748)	(23,553)	1,467	(32,668)	(1,759)	(3,759)	(1,366)
Withdrawals due to death benefits	(154)	—	(160)	(329)	—	—	(12,527)	—	—	—

Net (decrease) increase in net assets derived from policy transactions	(20,070)	(147,627)	102,833	313,163	(83,549)	(38,868)	(1,100,220)	(353,294)	54,360	743,292

Amounts (withdrawn)/contributed by Nationwide Life and Annuity Company of America, including seed money and reimbursements	—	—	—	(435)	100	9	(202)	90	(11)	(68)

Total increase (decrease) in net assets	(713,134)	(91,378)	(105,655)	(1,114,342)	(255,734)	(102,488)	(2,995,621)	(1,155,806)	(916,248)	736,962
Net Assets
Beginning of year	2,203,732	1,238,117	836,344	3,227,929	1,564,510	467,623	5,815,477	2,193,719	2,436,788	403,165

End of year	$1,490,598	$1,146,739	$730,689	$2,113,587	$1,308,776	$365,135	$2,819,856	$1,037,913	$1,520,540	$1,140,127

Changes in Units
Beginning units	12,966	10,397	6,190	15,734	9,965	1,307	23,396	16,056	19,103	3,708

Units purchased	3,630	5,075	2,664	5,934	2,081	109	3,562	4,328	6,979	9,371
Units sold	(3,782)	(6,233)	(1,859)	(3,791)	(2,720)	(253)	(9,104)	(7,038)	(7,242)	(2,664)

Ending units	12,814	9,239	6,995	17,877	9,326	1,163	17,854	13,346	18,840	10,415

See accompanying notes to financial statements

The Nationwide Provident VLI Separate Account 1
of Nationwide Life Insurance Company of America
Statements of Changes in Net Assets for the Year Ended December 31, 2007

										Nationwide	Nationwide
									Van	Multi-	Multi-			Nationwide
			Nationwide	Nationwide					Kampen	Manager	Manager		Nationwide	NVIT
		Nationwide	NVIT	NVIT	JP Morgan	Nationwide	Nationwide	Nationwide	NVIT	NVIT	NVIT	Nationwide	NVIT	Investor
		NVIT	Money	Government	NVIT	NVIT Mid	NVIT	NVIT	Comstock	Small	Small Cap	NVIT S&P	Government	Destinations
		Nationwide	Market	Bond	Balanced	Cap Growth	International	Growth	Value	Company	Growth	500 Index	Bond	Aggressive
		Fund —	Fund —	Fund —	Fund —	Fund —	Value Fund	Fund —	Fund —	Fund —	Fund —	Fund —	Fund —	Fund —
	Total	Class IV	Class IV	Class IV	Class IV	Class IV	Class IV	Class IV	Class IV	Class IV	Class IV	Class IV	Class I	Class II

From Operations
Net investment income (loss)	$20,001,474	$722,833	$2,489,763	$971,863	$624,147	$(485,698)	$711,490	$(133,656)	$330,268	$(180,444)	$168,264	$1,896,036	$21,879	$66,257
Net realized (loss) gain on investments	141,612,391	8,365,776	—	(254,089)	1,382,269	1,894,148	5,492,804	689,874	2,973,312	3,396,179	5,923,248	706,632	(2,254)	353,314
Net unrealized appreciation (depreciation) during the year	13,054,973	2,208,550	—	913,030	(463,912)	4,499,979	(4,950,157)	4,128,058	(4,044,340)	(2,684,988)	(8,506,099)	6,415,338	16,401	(176,709)

Net increase in net assets from operations	174,668,838	11,297,159	2,489,763	1,630,804	1,542,504	5,908,429	1,254,137	4,684,276	(740,760)	530,747	(2,414,587)	9,018,006	36,026	242,862

From Variable Life Policy Transactions
Policyholders’ net premiums	152,934,694	7,372,806	10,040,782	2,157,300	2,499,004	4,437,922	360,009	2,518,488	2,360,985	2,450,654	2,478,347	17,739,951	119,565	939,613
Cost of insurance and administrative charges	(110,847,362)	(6,546,453)	(6,135,388)	(1,664,568)	(2,306,080)	(3,422,392)	(2,019,537)	(1,811,478)	(1,647,821)	(1,828,329)	(1,778,620)	(13,722,940)	(68,504)	(374,456)
Surrenders and forfeitures	(122,321,318)	(9,887,271)	(6,709,224)	(1,518,595)	(2,131,062)	(4,424,400)	(3,196,601)	(2,085,808)	(1,799,022)	(1,443,734)	(2,516,257)	(13,109,304)	(40,725)	(273,230)
Transfers between portfolios and the Guaranteed Account	(1,650,836)	(1,968,497)	3,129,199	57,436	896,152	(1,189,903)	(2,257,322)	(1,382,999)	(1,370,398)	(718,281)	(2,187,280)	(6,412,046)	28,556	856,611
Net (withdrawals) repayments due to policy loans	(8,494,887)	1,061,823	64,957	(18,921)	131,042	3,392	16,788	(114,897)	(21,660)	(104,096)	6,421	(1,212,754)	51	9,973
Withdrawals due to death benefits	(6,073,859)	(864,670)	(795,002)	(129,512)	(340,323)	(95,975)	(42,212)	(103,226)	(94,047)	(84,230)	(53,902)	(660,779)	(1,434)	(19,124)

Net (decrease) increase in net assets derived from policy transactions	(96,453,568)	(10,832,262)	(404,676)	(1,116,860)	(1,251,267)	(4,691,356)	(7,138,875)	(2,979,920)	(2,571,963)	(1,728,016)	(4,051,291)	(17,377,872)	37,509	1,139,387

Amounts (withdrawn)/contributed by Nationwide Life Insurance Company of America, including seed money and reimbursements	37	786	1,000	1,009	990	1,196	955	343	(364)	268	1,043	879	(26)	(218)

Total increase (decrease) in net assets	78,215,307	465,683	2,086,087	514,953	292,227	1,218,269	(5,883,783)	1,704,699	(3,313,087)	(1,197,001)	(6,464,835)	(8,358,987)	73,509	1,382,031
Net Assets
Beginning of year	1,829,336,841	152,760,084	57,711,780	25,415,477	39,035,980	71,621,637	50,364,380	25,969,979	31,771,492	31,096,032	36,345,472	205,052,460	541,768	4,314,572

End of year	$1,907,552,148	$153,225,767	$59,797,867	$25,930,430	$39,328,207	$72,839,906	$44,480,597	$27,674,678	$28,458,405	$29,899,031	$29,880,637	$196,693,473	$615,277	$5,696,603

Changes in Units
Beginning units	5,963,402	163,814	277,898	76,487	57,587	97,321	85,335	190,353	151,538	150,845	157,866	448,660	4,897	23,860

Units purchased	1,264,825	15,700	200,857	15,334	7,800	9,600	1,262	22,190	25,086	19,104	21,154	52,689	1,484	11,539
Units sold	(1,462,021)	(30,003)	(198,912)	(20,178)	(11,163)	(16,236)	(14,105)	(41,677)	(35,144)	(27,716)	(36,704)	(90,752)	(1,152)	(5,398)

Ending units	5,766,206	149,511	279,843	71,643	54,224	90,685	72,492	170,866	141,480	142,233	142,316	410,597	5,229	30,001

See accompanying notes to financial statements

The Nationwide Provident VLI Separate Account 1
of Nationwide Life Insurance Company of America
Statements of Changes in Net Assets for the Year Ended December 31, 2007 — continued

			Nationwide	Nationwide						Nationwide		Nationwide		Van
	Nationwide	Nationwide	NVIT	NVIT		Nationwide	Federated	Nationwide	Nationwide	NVIT		Multi-Manager	Nationwide	Kampen
	NVIT	NVIT	Investor	Investor	Gartmore	NVIT	NVIT	NVIT	NVIT	Global	Gartmore	NVIT	NVIT	NVIT
	Investor	Investor	Destinations	Destinations	NVIT	Mid	High	Global	Global	Technology	NVIT	Small	U.S.	Multi
	Destinations	Destinations	Moderately	Moderately	Emerging	Cap	Income	Financial	Health	and	Global	Cap	Growth	Sector
	Conservative	Moderate	Aggressive	Conservative	Markets	Index	Bond	Services	Sciences	Communications	Utilities	Growth	Leaders	Bond
	Fund —	Fund —	Fund —	Fund —	Fund —	Fund —	Fund —	Fund —	Fund —	Fund —	Fund —	Fund —	Fund —	Fund —
	Class II	Class II	Class II	Class II	Class I	Class I	Class I	Class I	Class I	Class I	Class I	Class I	Class I	Class I

From Operations
Net investment income (loss)	$17,006	$301,152	$402,028	$43,410	$1,430	$28,078	$49,625	$8,155	$(4,617)	$(2,037)	$15,792	$(11,166)	$(15,140)	$62,736
Net realized (loss) gain on investments	22,424	394,222	720,951	72,743	389,333	237,203	(9,489)	65,248	68,643	22,971	210,937	67,187	19,948	4,604
Net unrealized appreciation (depreciation) during the year	(10,135)	(45,651)	44,188	(44,279)	319,322	1,170	(19,682)	(70,417)	37,786	25,335	(96,693)	33,277	410,129	4,223

Net increase in net assets from operations	29,295	649,723	1,167,167	71,874	710,085	266,451	20,454	2,986	101,812	46,269	130,036	89,298	414,937	71,563

From Variable Life Policy Transactions
Policyholders’ net premiums	69,904	2,629,406	4,851,548	270,997	63,325	501,643	14,333	13,503	5,591	2,633	12,729	172,862	227,544	196,956
Cost of insurance and administrative charges	(65,657)	(1,213,030)	(1,909,085)	(162,755)	(66,860)	(231,153)	(77,690)	(20,897)	(17,886)	(17,150)	(23,511)	(83,063)	(109,429)	(131,218)
Surrenders and forfeitures	(7,364)	(241,220)	(544,093)	(86,272)	(98,610)	(102,180)	(115,610)	(12,568)	(8,749)	(23,705)	(17,703)	(55,833)	(114,020)	(101,432)
Transfers between portfolios and the Guaranteed Account	45,755	2,192,023	4,153,457	570,623	425,192	(37,718)	(90,206)	(150,490)	(91,134)	221,059	244,536	716,570	(76,135)	135,702
Net (withdrawals) repayments due to policy loans	(12)	(18,464)	3,784	(1,174)	(919)	20,091	18,876	2,907	(442,830)	12,240	4,060	8,707	346	3,606
Withdrawals due to death benefits	—	(23,874)	(390)	—	—	—	—	—	—	—	—	(20)	—	(3,002)

Net (decrease) increase in net assets derived from policy transactions	42,626	3,324,841	6,555,221	591,419	322,128	150,683	(250,297)	(167,545)	(555,008)	195,077	220,111	759,223	(71,694)	100,612

Amounts (withdrawn)/contributed by Nationwide Life Insurance Company of America, including seed money and reimbursements	—	90	20	(3)	28	3	(1)	—	(40)	(5)	—	(43)	14	(1)

Total increase (decrease) in net assets	71,921	3,974,654	7,722,408	663,290	1,032,241	417,137	(229,844)	(164,559)	(453,236)	241,341	350,147	848,478	343,257	172,174
Net Assets
Beginning of year	445,671	12,663,425	20,141,018	1,474,326	1,582,475	3,947,524	860,963	457,059	1,013,140	201,280	526,310	1,266,420	1,864,404	1,719,642

End of year	$517,592	$16,638,079	$27,863,426	$2,137,616	$2,614,716	$4,364,661	$631,119	$292,500	$559,904	$442,621	$876,457	$2,114,898	$2,207,661	$1,891,816

Changes in Units
Beginning units	3,363	82,512	119,754	10,321	2,474	19,628	5,094	1,502	2,526	870	985	7,850	10,539	12,056

Units purchased	1,516	32,221	53,930	5,745	469	3,830	89	433	196	501	350	6,640	2,646	3,463
Units sold	(926)	(10,752)	(17,775)	(2,016)	(458)	(3,411)	(2,024)	(750)	(619)	(299)	(196)	(2,980)	(2,944)	(2,747)

Ending units	3,953	103,981	155,909	14,050	2,485	20,047	3,159	1,185	2,103	1,072	1,139	11,510	10,241	12,772

See accompanying notes to financial statements

The Nationwide Provident VLI Separate Account 1
of Nationwide Life Insurance Company of America
Statements of Changes in Net Assets for the Year Ended December 31, 2007 — continued

					Nationwide
			Nationwide	Nationwide	NVIT		Federated	American		American		American
	Nationwide	Gartmore	NVIT	NVIT	Global	Gartmore	NVIT	Funds	American	Funds	American	Funds
	NVIT	NVIT	Global	Global	Technology	NVIT	High	NVIT	Funds	NVIT	Funds	NVIT	Fidelity VIP
	International	Emerging	Financial	Health	and	Global	Income	Asset	NVIT	Global	NVIT	Growth —	Equity-	Fidelity VIP
	Value	Markets	Services	Sciences	Communications	Utilities	Bond	Allocation	Bond	Growth	Growth	Income	Income	Growth
	Fund —	Fund —	Fund —	Fund —	Fund —	Fund —	Fund —	Fund —	Fund —	Fund —	Fund —	Fund —	Portfolio:	Portfolio:
	Class III	Class III	Class III	Class III	Class III	Class III	Class III	Class II	Class II	Class II	Class II	Class II	Initial Class	Initial Class

From Operations
Net investment income (loss)	$447,567	$(3,226)	$11,139	$(3,616)	$(5,029)	$34,663	$71,811	$1,555	$19,570	$7,543	$(38)	$711	$1,827,110	$317,051
Net realized (loss) gain on investments	3,914,418	1,197,073	53,437	14,352	113,688	567,390	(295)	722	130	2,220	2,829	3	14,708,077	(4,045,431)
Net unrealized appreciation (depreciation) during the year	(3,635,537)	715,362	(72,858)	52,297	(1,136)	(266,857)	(48,698)	(785)	(18,577)	19,585	14,264	(2,310)	(14,700,803)	47,779,470

Net increase in net assets from operations	726,448	1,909,209	(8,282)	63,033	107,523	335,196	22,818	1,492	1,123	29,348	17,055	(1,596)	1,834,384	44,051,090

From Variable Life Policy Transactions
Policyholders’ net premiums	3,533,688	454,208	47,863	92,957	85,513	164,194	164,401	8,161	11,166	63,584	63,434	3,668	11,212,674	15,641,122
Cost of insurance and administrative charges	(1,355,159)	(300,381)	(25,576)	(34,043)	(39,029)	(117,671)	(56,009)	(7,305)	(23,537)	(14,987)	(14,917)	(860)	(9,087,457)	(12,649,807)
Surrenders and forfeitures	(5,702,912)	(251,669)	(16,001)	(18,332)	(17,449)	(164,149)	(14,623)	(346)	—	(1,606)	(4,858)	—	(9,186,872)	(11,770,343)
Transfers between portfolios and the Guaranteed Account	713,834	1,201,533	27,329	(161,926)	(174,614)	(20,581)	114,528	83,256	306,712	324,287	128,998	71,400	(1,642,100)	(8,342,003)
Net (withdrawals) repayments due to policy loans	(129,285)	(85,664)	230	605	9	(21,557)	(8,563)	—	—	(205)	(1)	—	(784,371)	(980,166)
Withdrawals due to death benefits	(172,114)	—	—	(18)	(21)	—	—	—	—	—	—	—	(508,558)	(556,449)

Net (decrease) increase in net assets derived from policy transactions	(3,111,948)	1,018,027	33,845	(120,757)	(145,591)	(159,764)	199,734	83,766	294,341	371,073	172,656	74,208	(9,996,684)	(18,657,646)

Amounts (withdrawn)/contributed by Nationwide Life Insurance Company of America, including seed money and reimbursements	(9,585)	(483)	32	(817)	(1,898)	5	(51)	(9)	(16)	(25)	(16)	(4)	2,041	8,980

Total increase (decrease) in net assets	(2,395,085)	2,926,753	25,595	(58,541)	(39,966)	175,437	222,501	85,249	295,448	400,396	189,695	72,608	(8,160,259)	25,402,424
Net Assets
Beginning of year	31,620,607	3,992,157	378,832	612,790	618,360	2,020,297	897,186	30,253	15,416	46,592	100,792	—	161,920,720	178,521,493

End of year	$29,225,522	$6,918,910	$404,427	$554,249	$578,394	$2,195,734	$1,119,687	$115,502	$310,864	$446,988	$290,487	$72,608	$153,760,461	$203,923,917

Changes in Units
Beginning units	169,162	18,901	2,443	5,642	5,206	11,033	7,786	288	147	432	977	—	310,744	461,606

Units purchased	33,291	12,036	813	1,378	4,669	4,684	2,993	825	2,979	3,367	1,779	746	33,081	55,600
Units sold	(54,163)	(8,268)	(600)	(2,481)	(5,793)	(5,689)	(1,292)	(69)	(226)	(149)	(220)	(8)	(54,266)	(99,747)

Ending units	148,290	22,669	2,656	4,539	4,082	10,028	9,487	1,044	2,900	3,650	2,536	738	289,559	417,459

See accompanying notes to financial statements

The Nationwide Provident VLI Separate Account 1
of Nationwide Life Insurance Company of America
Statements of Changes in Net Assets for the Year Ended December 31, 2007 — continued

										Fidelity		Fidelity
									Fidelity	VIP II		VIP II	Fidelity	Fidelity
	Fidelity VIP			Fidelity	Fidelity	Fidelity	Fidelity		VIP II	Investment	Fidelity	Investment	VIP III	VIP III
	High	Fidelity VIP	Fidelity VIP	VIP	VIP	VIP	VIP	VIP	Asset	Grade	VIP II	Grade	Mid	Value
	Income	Overseas	Overseas	Equity-Income	Growth	Overseas	Overseas	High	Manager	Bond	Contrafund	Bond	Cap	Strategies
	Portfolio:	Portfolio:	Portfolio:	Portfolio:	Portfolio:	Portfolio:	Portfolio:	Income	Portfolio:	Portfolio:	Portfolio:	Portfolio:	Portfolio:	Portfolio:
	Initial	Initial	Initial	Service	Service	Service	Service	Portfolio — Initial	Initial	Initial	Initial	Service	Service	Service
	Class	Class	Class R	Class	Class	Class	Class R	Class R	Class	Class	Class	Class	Class	Class

From Operations
Net investment income (loss)	$1,173,362	$1,013,507	$809,468	$39,344	$(3,678)	$5,569	$48,210	$189,786	$2,399,301	$1,782,083	$411,386	$40,660	$3,544	$3,509
Net realized (loss) gain on investments	(225,406)	4,472,270	3,194,769	362,855	97,773	24,839	183,560	(10,139)	1,072,657	(265,115)	41,271,490	(13,525)	1,965,310	289,868
Net unrealized appreciation (depreciation) during the year	(545,800)	408,774	609,776	(399,143)	430,570	4,884	46,342	(195,385)	2,578,882	173,626	(18,376,010)	15,177	153,557	(191,818)

Net increase in net assets from operations	402,156	5,894,551	4,614,013	3,056	524,665	35,292	278,112	(15,738)	6,050,840	1,690,594	23,306,866	42,312	2,122,411	101,559

From Variable Life Policy Transactions
Policyholders’ net premiums	772,741	498,821	3,803,677	991,649	561,070	2,441	505,509	733,317	3,453,106	3,990,928	9,837,210	289,057	1,269,505	215,320
Cost of insurance and administrative charges	(1,233,316)	(1,852,882)	(1,383,496)	(390,437)	(214,074)	(21,059)	(184,465)	(59,793)	(3,056,354)	(3,092,093)	(7,752,655)	(168,824)	(802,236)	(149,322)
Surrenders and forfeitures	(1,337,640)	(2,910,025)	(1,561,896)	(130,961)	(82,301)	(997)	(100,545)	(16,088)	(2,491,093)	(6,594,430)	(8,298,156)	(65,062)	(642,992)	(57,548)
Transfers between portfolios and the Guaranteed Account	(3,072,224)	(1,004,924)	201,198	186,883	(88,635)	(666)	200,676	2,770,434	(790,029)	(60,947)	(1,865,800)	852	250,834	235,041
Net (withdrawals) repayments due to policy loans	60,930	(132,736)	(66,609)	(23,838)	(3,126)	316	(21,068)	(17,156)	(156,761)	(84,886)	(802,952)	(3,804)	(91,077)	5,940
Withdrawals due to death benefits	(33,059)	(52,006)	(51,359)	(4,018)	(5,844)	(3,856)	(2,045)	(516)	(339,505)	(40,894)	(394,817)	(2,165)	(116,086)	(2,004)

Net (decrease) increase in net assets derived from policy transactions	(4,842,568)	(5,453,752)	941,515	629,278	167,090	(23,821)	398,062	3,410,198	(3,380,636)	(5,882,322)	(9,277,170)	50,054	(132,052)	247,427

Amounts (withdrawn)/contributed by Nationwide Life Insurance Company of America, including seed money and reimbursements	1,000	1,239	(9,837)	(9)	29	1	915	718	(6)	1,099	(15)	2	910	—

Total increase (decrease) in net assets	(4,439,412)	442,038	5,545,691	632,325	691,784	11,472	677,089	3,395,178	2,670,198	(4,190,629)	14,029,681	92,368	1,991,269	348,986
Net Assets
Beginning of year	18,798,635	37,424,096	27,032,323	3,164,756	1,874,827	226,150	1,578,430	—	42,938,605	50,844,235	142,870,775	1,178,371	14,489,664	2,393,115

End of year	$14,359,223	$37,866,134	$32,578,014	$3,797,081	$2,566,611	$237,622	$2,255,519	$3,395,178	$45,608,803	$46,653,606	$156,900,456	$1,270,739	$16,480,933	$2,742,101

Changes in Units
Beginning units	80,318	106,054	145,516	18,502	13,173	1,049	10,294	—	126,173	209,573	354,948	10,341	53,198	10,422

Units purchased	5,143	2,256	35,975	6,866	4,300	12	4,677	38,287	13,027	28,527	37,574	3,013	10,177	6,182
Units sold	(30,596)	(19,755)	(31,357)	(3,315)	(3,151)	(113)	(2,334)	(3,801)	(23,837)	(57,028)	(63,039)	(2,572)	(11,005)	(5,277)

Ending units	54,865	88,555	150,134	22,053	14,322	948	12,637	34,486	115,363	181,072	329,483	10,782	52,370	11,327

See accompanying notes to financial statements

The Nationwide Provident VLI Separate Account 1
of Nationwide Life Insurance Company of America
Statements of Changes in Net Assets for the Year Ended December 31, 2007 — continued

		Fidelity	Fidelity	Fidelity	Lehman			Neuberger
		VIP IV	VIP IV	VIP IV	Brothers			Berman	Neuberger
	Fidelity	Freedom	Freedom	Freedom	AMT	Neuberger	Neuberger	AMT	Berman	Neuberger	Neuberger	Van Eck	Van Eck	Van Eck
	VIP IV	Fund	Fund	Fund	Short	Berman	Berman	Mid	AMT	Berman	Berman	Worldwide	Worldwide	Worldwide
	Energy	2010	2020	2030	Duration	AMT	AMT	Cap	Socially	AMT	AMT	Bond	Hard	Emerging
	Portfolio:	Portfolio —	Portfolio —	Portfolio —	Bond	Partners	Fasciano	Growth	Responsive	International	Regency	Fund:	Assets	Markets
	Service	Service	Service	Service	Portfolio —	Portfolio	Portfolio —	Portfolio —	Portfolio —	Portfolio —	Portfolio —	Initial	Fund:	Fund:
	Class 2	Class	Class	Class	I Class	I Class	S Class	I Class	I Class	S Class	S Class	Class	Initial Class	Initial Class

From Operations
Net investment income (loss)	$(7,897)	$10,513	$13,875	$17,078	$305,962	$(3,620)	$(7,253)	$(7,936)	$(6,273)	$12,949	$(425)	$257,380	$(45,254)	$(64,076)
Net realized (loss) gain on investments	35,354	14,026	48,610	69,485	(79,063)	4,600,312	41,021	135,281	52,980	75,254	6,640	(5,459)	2,696,302	8,836,384
Net unrealized appreciation (depreciation) during the year	455,825	(1,716)	830	(10,967)	364,553	(1,725,157)	(35,544)	58,435	21,365	(102,289)	(2,103)	154,195	649,815	698,502

Net increase in net assets from operations	483,282	22,823	63,315	75,596	591,452	2,871,535	(1,776)	185,780	68,072	(14,086)	4,112	406,116	3,300,863	9,470,810

From Variable Life Policy Transactions
Policyholders’ net premiums	88,305	21,015	30,691	372,564	1,518,259	2,133,890	96,531	102,547	96,809	77,454	16,041	121,407	133,110	169,628
Cost of insurance and administrative charges	(77,060)	(14,885)	(32,485)	(56,309)	(1,018,762)	(1,824,140)	(69,888)	(80,106)	(55,415)	(35,801)	(6,090)	(275,375)	(273,446)	(994,901)
Surrenders and forfeitures	(228,285)	(448)	—	(3,620)	(1,059,855)	(2,696,408)	(71,761)	(114,250)	(48,163)	(13,699)	(1,412)	(139,915)	(571,819)	(2,062,559)
Transfers between portfolios and the Guaranteed Account	719,986	373,833	395,719	570,897	(332,762)	107,844	54,649	682,820	93,545	581,141	75,477	13,813	41,560	(711,096)
Net (withdrawals) repayments due to policy loans	(1,287)	—	(274)	(80,641)	60,398	(145,663)	(1,155)	(13,314)	(3,368)	(3,811)	(3,470)	(13,294)	(1,095,874)	(1,378,757)
Withdrawals due to death benefits	—	—	—	—	(10,286)	(155,322)	(1,299)	—	—	—	—	(12,482)	(6,986)	(17,367)

Net (decrease) increase in net assets derived from policy transactions	501,659	379,515	393,651	802,891	(843,008)	(2,579,799)	7,077	577,697	83,408	605,284	80,546	(305,846)	(1,773,455)	(4,995,052)

Amounts (withdrawn)/contributed by Nationwide Life Insurance Company of America, including seed money and reimbursements	2,952	(27)	(35)	(54)	(3,398)	9,215	994	(66)	(57)	30	(16)	983	2,113	1,218

Total increase (decrease) in net assets	987,893	402,311	456,931	878,433	(254,954)	300,951	6,295	763,411	151,423	591,228	84,642	101,253	1,529,521	4,476,976
Net Assets
Beginning of year	945,548	150,734	421,728	269,394	14,923,733	34,036,293	1,034,336	775,995	948,821	466,192	135,667	4,703,316	8,269,315	27,550,188

End of year	$1,933,441	$553,045	$878,659	$1,147,827	$14,668,779	$34,337,244	$1,040,631	$1,539,406	$1,100,244	$1,057,420	$220,309	$4,804,569	$9,798,836	$32,027,164

Changes in Units
Beginning units	6,071	1,284	3,434	2,127	72,788	158,015	5,940	3,483	5,451	3,252	1,061	15,761	13,836	65,596

Units purchased	6,604	3,214	4,002	7,857	12,849	13,639	1,590	3,448	1,967	4,536	784	480	691	1,804
Units sold	(4,096)	(128)	(898)	(1,775)	(16,792)	(33,127)	(1,506)	(1,702)	(1,567)	(587)	(162)	(2,564)	(3,029)	(10,903)

Ending units	8,579	4,370	6,538	8,209	68,845	138,527	6,024	5,229	5,851	7,201	1,683	13,677	11,498	56,497

See accompanying notes to financial statements

The Nationwide Provident VLI Separate Account 1
of Nationwide Life Insurance Company of America
Statements of Changes in Net Assets for the Year Ended December 31, 2007 — continued

										Dreyfus
									Dreyfus	Variable	Dreyfus
						Alger			Variable	Investment	Investment
	Van Eck		Van Eck	Van Eck	Van Eck	American		Wells Fargo	Investment	Fund —	Portfolios —
	Worldwide	Van Eck	Worldwide	Worldwide	Worldwide	Small		VT	Fund —	Developing	Small Cap	Dreyfus	American
	Real Estate	Worldwide	Hard	Emerging	Real	Capitalization	Wells Fargo	Opportunity	Appreciation	Leaders	Stock Index	Stock Index	Century VP	American
	Portfolio:	Bond	Assets	Markets	Estate	Portfolio:	Advantage	Fund —	Portfolio:	Portfolio:	Portfolio:	Fund, Inc.:	International	Century VP
	Initial	Fund:	Fund:	Fund:	Portfolio:	Class O	VT Discovery	Investor	Initial	Initial	Service	Initial	Fund:	Ultra Fund:
	Class	Class R	Class R	Class R	Class R	Shares	Fund	Class	Shares	Shares	Shares	Shares	Class I	Class I

From Operations
Net investment income (loss)	$21,481	$184,870	$(49,989)	$(48,737)	$18,890	$(257,313)	$(82,507)	$(9,603)	$38,687	$201	$(23,572)	$116,602	$7	$(15,247)
Net realized (loss) gain on investments	999,603	(70,215)	1,720,586	4,181,058	638,901	2,030,757	491,458	1,617,549	142,589	18,643	501,316	480,800	78,511	61,480
Net unrealized appreciation (depreciation) during the year	(962,478)	201,159	1,517,823	1,375,870	(679,814)	4,071,331	1,754,332	(1,108,886)	104,766	(40,897)	(600,789)	(142,157)	103,086	349,148

Net increase in net assets from operations	58,606	315,814	3,188,420	5,508,191	(22,023)	5,844,775	2,163,283	499,060	286,042	(22,053)	(123,045)	455,245	181,604	395,381

From Variable Life Policy Transactions
Policyholders’ net premiums	52,422	521,304	611,429	1,708,761	588,459	2,761,950	1,099,772	790,683	473,648	24,079	1,269,461	1,490,493	33,322	340,401
Cost of insurance and administrative charges	(226,158)	(210,033)	(377,011)	(730,275)	(374,935)	(2,251,307)	(701,210)	(524,863)	(281,960)	(17,647)	(497,981)	(686,935)	(59,785)	(161,903)
Surrenders and forfeitures	(275,541)	(139,362)	(603,578)	(1,069,679)	(385,746)	(2,304,830)	(374,288)	(320,897)	(179,834)	(1,629)	(181,584)	(1,555,315)	(40,652)	(79,097)
Transfers between portfolios and the Guaranteed Account	(175,450)	236,432	1,195,185	(405,085)	1,317,223	(806,133)	(518,293)	(165,392)	(172,161)	(44,454)	197,808	804,400	41,139	(179,207)
Net (withdrawals) repayments due to policy loans	(24,963)	(38,349)	18,883	(35,860)	(656)	(478,131)	(144,406)	(70,879)	21,716	(13,808)	(17,302)	(46,053)	(4,677)	(6,899)
Withdrawals due to death benefits	(485)	(2,520)	(33,902)	(42,890)	(10,667)	(40,944)	(9,314)	(4,201)	(3,657)	—	(305)	(3,595)	(3,568)	—

Net (decrease) increase in net assets derived from policy transactions	(650,175)	367,472	811,006	(575,028)	1,133,678	(3,119,395)	(647,739)	(295,549)	(142,248)	(53,459)	770,097	2,995	(34,221)	(86,705)

Amounts (withdrawn)/contributed by Nationwide Life Insurance Company of America, including seed money and reimbursements	1,002	(1,088)	4,579	(11,142)	(794)	(469)	(1,994)	992	(542)	(16)	52	7	994	960

Total increase (decrease) in net assets	(590,567)	682,198	4,004,005	4,922,021	1,110,861	2,724,911	1,513,550	204,503	143,252	(75,528)	647,104	458,247	148,377	309,636
Net Assets
Beginning of year	5,221,341	3,333,139	7,147,905	14,924,859	5,506,576	36,763,017	10,355,423	8,450,025	4,497,830	222,638	6,141,500	10,697,329	1,044,708	2,035,233

End of year	$4,630,774	$4,015,337	$11,151,910	$19,846,880	$6,617,437	$39,487,928	$11,868,973	$8,654,528	$4,641,082	$147,110	$6,788,604	$11,155,576	$1,193,085	$2,344,869

Changes in Units
Beginning units	13,258	23,711	23,664	50,796	22,052	201,820	142,861	60,023	32,783	1,095	29,618	62,009	3,313	18,237

Units purchased	527	7,466	8,581	12,438	8,545	20,474	17,542	7,208	4,698	196	9,772	15,050	109	3,348
Units sold	(2,268)	(4,698)	(8,145)	(13,683)	(6,277)	(38,400)	(26,548)	(8,857)	(5,820)	(412)	(5,854)	(15,745)	(644)	(4,516)

Ending units	11,517	26,479	24,100	49,551	24,320	183,894	133,855	58,374	31,661	879	33,536	61,314	2,778	17,069

See accompanying notes to financial statements

The Nationwide Provident VLI Separate Account 1
of Nationwide Life Insurance Company of America
Statements of Changes in Net Assets for the Year Ended December 31, 2007 — continued

								Janus	Janus		Janus Aspen	Janus	Janus
						American	Janus	Aspen	Aspen	Janus	Series—	Aspen	Aspen
		American		American	American	Century	Aspen	Series—	Series—	Aspen	INTECH	Series—	Series—	Oppenheimer
		Century VP	American	Century VP	Century	VP	Series—	International	Global	Series—	Risk-Managed	International	Global	Capital
	American	Income and	Century VP	Mid Cap	VP	Inflation	Forty	Growth	Technology	Balanced	Core	Growth	Technology	Appreciation
	Century VP	Growth	International	Value	Vista	Protection	Portfolio—	Portfolio:	Portfolio:	Portfolio:	Portfolio:	Portfolio:	Portfolio:	Fund/VA:
	Value Fund:	Fund:	Fund:	Fund:	Fund:	Fund:	Service	Service	Service	Service	Service	Service II	Service II	Non-Service
	Class I	Class I	Class III	Class I	Class I	Class II	Shares	Shares	Shares	Shares	Shares	Shares	Shares	Shares

From Operations
Net investment income (loss)	$83,646	$19,768	$(1,474)	$183	$(3,130)	$65,208	$(14,363)	$(6,482)	$(773)	$17,487	$(538)	$(14,711)	$(272)	$(30,169)
Net realized (loss) gain on investments	831,477	129,907	123,047	17,286	81,688	(5,102)	125,693	327,016	13,402	78,548	1,148	357,374	10,071	184,585
Net unrealized appreciation (depreciation) during the year	(1,399,603)	(179,026)	230,784	(47,694)	32,489	85,482	767,240	397,966	30,340	(938)	11,300	918,622	32,350	592,442

Net increase in net assets from operations	(484,480)	(29,351)	352,357	(30,225)	111,047	145,588	878,570	718,500	42,969	95,097	11,910	1,261,285	42,149	746,858

From Variable Life Policy Transactions
Policyholders’ net premiums	751,312	259,661	253,214	62,325	33,239	204,902	324,020	103,086	4,055	124,241	27,507	390,798	50,519	859,953
Cost of insurance and administrative charges	(482,492)	(162,647)	(131,105)	(34,348)	(32,711)	(93,754)	(200,160)	(117,234)	(17,009)	(80,507)	(14,046)	(243,593)	(18,987)	(429,342)
Surrenders and forfeitures	(355,191)	(75,575)	(150,151)	(55,304)	(303,207)	(24,017)	(83,760)	(143,091)	(5,124)	(35,577)	(540)	(143,407)	(22,555)	(277,314)
Transfers between portfolios and the Guaranteed Account	(549,243)	23,522	273,233	240,850	590,992	14,206	943,327	780,979	(5,142)	(139,559)	(14,460)	1,886,587	400,949	(177,121)
Net (withdrawals) repayments due to policy loans	(36,312)	(4,384)	(10,105)	(3,569)	(6,363)	(16,941)	(11,393)	(6,898)	14,401	62,822	2,137	(87,380)	(1,763)	(6,031)
Withdrawals due to death benefits	(3,242)	(38)	—	—	—	—	—	—	(1,523)	—	—	(20,596)	—	(6,631)

Net (decrease) increase in net assets derived from policy transactions	(675,168)	40,539	235,086	209,954	281,950	84,396	972,034	616,842	(10,342)	(68,580)	598	1,782,409	408,163	(36,486)

Amounts (withdrawn)/contributed by Nationwide Life Insurance Company of America, including seed money and reimbursements	1,000	1	(203)	(22)	(28)	(334)	1,303	773	208	1,000	(351)	(11,272)	(22)	13

Total increase (decrease) in net assets	(1,158,648)	11,189	587,240	179,707	392,969	229,650	1,851,907	1,336,115	32,835	27,517	12,157	3,032,422	450,290	710,385
Net Assets
Beginning of year	9,359,994	1,833,569	1,925,119	270,859	132,041	1,624,404	2,338,166	2,620,207	205,603	1,014,363	231,276	3,701,931	242,903	5,457,143

End of year	$8,201,346	$1,844,758	$2,512,359	$450,566	$525,010	$1,854,054	$4,190,073	$3,956,322	$238,438	$1,041,880	$243,433	$6,734,353	$693,193	$6,167,528

Changes in Units
Beginning units	54,195	10,276	12,193	2,012	1,069	12,803	14,008	5,388	1,499	6,135	1,125	16,893	1,946	41,327

Units purchased	9,457	3,606	4,295	2,385	5,854	2,389	5,849	1,782	268	1,995	180	12,397	3,042	8,143
Units sold	(13,015)	(3,634)	(2,913)	(948)	(3,861)	(2,023)	(2,560)	(1,278)	(351)	(2,619)	(170)	(5,060)	(396)	(8,453)

Ending units	50,637	10,248	13,575	3,449	3,062	13,169	17,297	5,892	1,416	5,511	1,135	24,230	4,592	41,017

See accompanying notes to financial statements

The Nationwide Provident VLI Separate Account 1
of Nationwide Life Insurance Company of America
Statements of Changes in Net Assets for the Year Ended December 31, 2007 — continued

														Franklin
													Franklin	Templeton
													Templeton	VIP
	Oppenheimer			Oppenheimer				AIM V.I.	AIM V.I.		Federated	Federated	VIP	Franklin
	Global	Oppenheimer	Oppenheimer	Main Street	Oppenheimer		AIM V.I.	Capital	Capital	Federated	American	Capital	Franklin	Rising
	Securities	Main Street	High Income	Small Cap	Global	Oppenheimer	Basic Value	Appreciation	Development	Quality Bond	Leaders	Appreciation	Small	Dividends
	Fund/VA:	Fund/VA:	Fund/VA:	Fund/VA:	Securities	High Income	Fund:	Fund:	Fund:	Fund II:	Fund II:	Fund II:	Cap Value	Securities
	Non-Service	Non-Service	Non-Service	Non-Service	Fund/VA:	Fund/VA:	Series I	Series I	Series I	Primary	Primary	Primary	Securities	Fund:
	Shares	Shares	Shares	Shares	Class 3	Class 3	Shares	Shares	Shares	Shares	Shares	Shares	Fund: Class 1	Class 1

From Operations
Net investment income (loss)	$19,867	$9,519	$70,092	$(9,604)	$55,304	$(490)	$(2,952)	$(2,900)	$(5,790)	$104,065	$669	$211	$15,352	$174,536
Net realized (loss) gain on investments	287,621	180,601	(15,061)	182,676	789,798	(297)	277,299	27,939	121,821	(29,287)	9,867	20,637	941,188	997,875
Net unrealized appreciation (depreciation) during the year	(130,549)	(55,987)	(57,415)	(234,885)	(309,758)	(2,864)	(241,133)	16,171	(48,127)	55,478	(22,110)	(5,097)	(1,187,572)	(1,524,727)

Net increase in net assets from operations	176,939	134,133	(2,384)	(61,813)	535,344	(3,651)	33,214	41,210	67,904	130,256	(11,574)	15,751	(231,032)	(352,316)

From Variable Life Policy Transactions
Policyholders’ net premiums	76,838	474,144	78,205	223,921	1,730,101	91,493	331,363	56,918	117,072	415,508	10,719	23,044	765,135	811,999
Cost of insurance and administrative charges	(138,563)	(243,465)	(75,743)	(126,711)	(687,492)	(3,218)	(202,805)	(39,910)	(52,898)	(234,692)	(8,986)	(11,391)	(495,746)	(581,931)
Surrenders and forfeitures	(21,333)	(103,465)	(28,660)	(137,371)	(536,478)	(870)	(211,637)	(9,074)	(36,298)	(123,812)	(669)	(14,936)	(403,554)	(395,553)
Transfers between portfolios and the Guaranteed Account	66,015	52,428	(277,657)	320,377	906,464	189,203	66,828	3,301	97,247	19,507	(47,560)	(50,087)	98,564	(211,442)
Net (withdrawals) repayments due to policy loans	10,831	(47,799)	(21,635)	(31,531)	(90,678)	(1,753)	(9,138)	(5,334)	(12,408)	40,814	(67)	(327)	(98,550)	(25,976)
Withdrawals due to death benefits	—	(6,235)	—	—	(25,177)	—	(1,291)	(19)	—	(3,852)	—	—	(21,265)	(2,706)

Net (decrease) increase in net assets derived from policy transactions	(6,212)	125,608	(325,490)	248,685	1,296,740	274,855	(26,680)	5,882	112,715	113,473	(46,563)	(53,697)	(155,416)	(405,609)

Amounts (withdrawn)/contributed by Nationwide Life Insurance Company of America, including seed money and reimbursements	1,000	1,043	(44)	(97)	(233)	(10)	(104)	(26)	(32)	(3)	(7)	(8)	(13)	(487)

Total increase (decrease) in net assets	171,727	260,784	(327,918)	186,775	1,831,851	271,194	6,430	47,066	180,587	243,726	(58,144)	(37,954)	(386,461)	(758,412)
Net Assets
Beginning of year	2,883,550	3,575,245	1,085,691	2,368,572	9,258,685	—	3,042,844	343,574	683,524	2,724,211	148,881	163,415	8,565,210	10,654,504

End of year	$3,055,277	$3,836,029	$757,773	$2,555,347	$11,090,536	$271,194	$3,049,274	$390,640	$864,111	$2,967,937	$90,737	$125,461	$8,178,749	$9,896,092

Changes in Units
Beginning units	9,975	23,629	7,314	10,503	60,153	—	15,813	2,210	2,821	23,630	644	920	36,733	57,462

Units purchased	672	5,994	606	2,793	20,120	2,981	2,983	1,055	1,141	9,110	135	217	6,465	29,853
Units sold	(1,521)	(5,155)	(2,963)	(1,917)	(12,020)	(160)	(3,093)	(1,009)	(571)	(8,563)	(167)	(367)	(7,463)	(32,226)

Ending units	9,126	24,468	4,957	11,379	68,253	2,821	15,703	2,256	3,391	24,177	612	770	35,735	55,089

See accompanying notes to financial statements

The Nationwide Provident VLI Separate Account 1
of Nationwide Life Insurance Company of America
Statements of Changes in Net Assets for the Year Ended December 31, 2007 — continued

		Franklin	Franklin
	Franklin	Templeton	Templeton
	Templeton	VIP	VIP			MFS		Putnam							Van
	VIP	Templeton	Templeton	AllianceBernstein	AllianceBernstein	Investors		VT	Putnam			Vanguard			Kampen
	Templeton	Developing	Global	Growth	Small/Mid	Growth	MFS	Growth	VT	Putnam		Total	Vanguard		Core Plus
	Foreign	Markets	Income	and	Cap	Stock	Value	&	International	VT	Vanguard	Bond	High	Vanguard	Fixed
	Securities	Securities	Securities	Income	Value	Series:	Series:	Income	Equity	Voyager	Equity	Market	Yield	Mid Cap	Income
	Fund:	Fund —	Fund —	Portfolio:	Portfolio:	Initial	Initial	Fund:	Fund:	Fund:	Income	Index	Bond	Index	Portfolio:
	Class 1	Class 3	Class 3	Class A	Class A	Class	Class	Class IB	Class IB	Class IB	Portfolio	Portfolio	Portfolio	Portfolio	Class I

From Operations
Net investment income (loss)	$30,270	$29,886	$15,723	$29,639	$8,470	$(3,287)	$10,361	$3,639	$5,856	$(5,165)	$29,169	$32,834	$41,134	$6,822	$37,083
Net realized (loss) gain on investments	188,360	243,661	6,941	407,129	453,407	39,323	374,676	93,597	50,678	119,428	155,074	(1,360)	(708)	343,958	419
Net unrealized appreciation (depreciation) during the year	66,548	162,374	48,450	(261,039)	(434,979)	50,977	(118,398)	(125,674)	(35,468)	(62,025)	(117,572)	37,629	(34,886)	(227,178)	25,324

Net increase in net assets from operations	285,178	435,921	71,114	175,729	26,898	87,013	266,639	(28,438)	21,066	52,238	66,671	69,103	5,540	123,602	62,826

From Variable Life Policy Transactions
Policyholders’ net premiums	65,136	261,627	54,211	340,126	239,106	103,285	350,286	63,310	1,843	31,576	456,940	258,037	272,608	787,293	139,677
Cost of insurance and administrative charges	(101,037)	(134,546)	(28,684)	(237,175)	(165,412)	(61,661)	(225,588)	(36,827)	(11,022)	(23,088)	(178,759)	(110,268)	(97,952)	(270,666)	(77,590)
Surrenders and forfeitures	(39,159)	(296,495)	(5,253)	(127,805)	(125,131)	(39,922)	(342,623)	(70,533)	(37,554)	(3,602)	(80,554)	(28,035)	(17,575)	(84,911)	(50,463)
Transfers between portfolios and the Guaranteed Account	88,346	1,218,595	288,190	(409,768)	189,354	(60,708)	680,375	(76,117)	85,634	(142,959)	15,133	(12,569)	14,103	200,731	338,629
Net (withdrawals) repayments due to policy loans	21,958	(5,664)	(3,585)	(13,252)	(17,693)	(9,356)	(52,708)	(14,345)	356	(423,855)	201	(8,596)	(1,352)	(9,446)	(16,876)
Withdrawals due to death benefits	—	—	—	(3,599)	—	—	(2,736)	—	—	(2,398)	(4,232)	(1,263)	(3,022)	(1,208)	(5,980)

Net (decrease) increase in net assets derived from policy transactions	35,244	1,043,517	304,879	(451,473)	120,224	(68,362)	407,006	(134,512)	39,257	(564,326)	208,729	97,306	166,810	621,793	327,397

Amounts (withdrawn)/contributed by Nationwide Life Insurance Company of America, including seed money and reimbursements	(302)	(110)	(115)	(117)	(122)	(28)	(27)	(21)	—	—	(2)	5	—	4	—

Total increase (decrease) in net assets	320,120	1,479,328	375,878	(275,861)	147,000	18,623	673,618	(162,971)	60,323	(512,088)	275,398	166,414	172,350	745,399	390,223
Net Assets
Beginning of year	1,837,323	1,253,547	510,397	4,292,206	3,116,027	844,070	3,644,869	567,734	229,751	1,006,998	1,928,334	1,071,703	663,994	2,482,530	1,174,287

End of year	$2,157,443	$2,732,875	$886,275	$4,016,345	$3,263,027	$862,693	$4,318,487	$404,763	$290,074	$494,910	$2,203,732	$1,238,117	$836,344	$3,227,929	$1,564,510

Changes in Units
Beginning units	4,317	7,730	4,632	23,141	13,955	5,315	17,085	2,837	728	3,775	11,748	9,537	4,963	12,722	9,217

Units purchased	250	9,084	3,649	3,724	5,160	680	6,154	460	45	270	3,464	2,583	2,481	4,940	2,286
Units sold	(552)	(3,630)	(985)	(6,187)	(5,198)	(1,133)	(4,942)	(891)	(213)	(658)	(2,246)	(1,723)	(1,254)	(1,928)	(1,538)

Ending units	4,015	13,184	7,296	20,678	13,917	4,862	18,297	2,406	560	3,387	12,966	10,397	6,190	15,734	9,965

See accompanying notes to financial statements

The Nationwide Provident VLI Separate Account 1
of Nationwide Life Insurance Company of America
Statements of Changes in Net Assets for the Year Ended December 31, 2007 — continued

	Van Kampen
	Emerging	Van Kampen	T Rowe Price	T Rowe Price	T Rowe Price
	Markets	U.S. Real	Blue Chip	Equity	Limited
	Debt	Estate	Growth	Income	Term Bond
	Portfolio:	Portfolio:	Portfolio —	Portfolio —	Portfolio —
	Class I	Class I	Class II	Class II	Class II
From Operations
Net investment income (loss)	$26,374	$28,182	$(10,484)	$20,444	$11,156
Net realized (loss) gain on investments	15,887	1,207,274	32,804	234,818	88
Net unrealized appreciation (depreciation) during the year	(19,364)	(2,521,117)	155,471	(219,693)	3,603

Net increase in net assets from Operations	22,897	(1,285,661)	177,791	35,569	14,847

From Variable Life Policy Transactions
Policyholders’ net premiums	19,656	577,467	132,621	370,428	30,350
Cost of insurance and administrative charges	(17,339)	(356,872)	(86,482)	(188,836)	(15,712)
Surrenders and forfeitures	(25,646)	(276,704)	(161,451)	(174,968)	(6,699)
Transfers between portfolios and the Guaranteed Account	114,856	(273,410)	639,095	508,674	113,424
Net (withdrawals) repayments due to policy loans	19,638	(85,173)	(20,270)	(15,187)	—

Net (decrease) increase in net assets derived from policy transactions	111,165	(414,692)	503,513	500,111	121,363

Amounts (withdrawn)/contributed by Nationwide Life Insurance Company of America, including seed money and reimbursements	(25)	(463)	(99)	(97)	(5)

Total increase (decrease) in net assets	134,037	(1,700,816)	681,205	535,583	136,205
Net Assets
Beginning of year	333,586	7,516,293	1,512,514	1,901,205	266,960

End of year	$467,623	$5,815,477	$2,193,719	$2,436,788	$403,165

Changes in Units
Beginning units	1,475	24,171	12,367	15,244	2,565

Units purchased	117	6,544	6,288	10,012	1,363
Units sold	(285)	(7,319)	(2,599)	(6,153)	(220)

Ending units	1,307	23,396	16,056	19,103	3,708

See accompanying notes to financial statements

The Nationwide Provident VLI Separate Account 1
     of Nationwide Life Insurance Company of America
     Notes to Financial Statements
     December 31, 2008 and 2007

1.	Organization

The Nationwide Provident VLI Separate Account 1 (Separate Account) was established by Nationwide Life Insurance Company of America (Nationwide Provident) under the provisions of the Pennsylvania Insurance Law. The Separate Account is a separate investment account to which assets are allocated to support the benefits payable under single premium, modified premium, scheduled premium and flexible premium adjustable variable life insurance policies (the Policies). The Nationwide NVIT Nationwide Fund Class IV, Nationwide NVIT Money Market Fund Class IV, Nationwide NVIT Government Bond Fund Class IV and J.P. Morgan NVIT Balanced Fund Class IV subaccounts are the only subaccounts available with single premium and scheduled premium policies.

As of December 31, 2008, Nationwide Life Insurance Company of America no longer sells variable life contacts. The Policies were distributed principally through career agents and brokers.

Nationwide Provident has structured the Separate Account as a unit investment trust registered with the Securities and Exchange Commission under the Investment Company Act of 1940, as amended. The Separate Account is comprised of one hundred and fifty subaccounts:

Nationwide Variable Insurance Trust:
NVIT Nationwide Fund Class IV
NVIT Money Market Fund Class IV
NVIT Government Bond Fund Class IV
JP Morgan NVIT Balanced Fund Class IV
NVIT Mid Cap Growth Fund Class IV
NVIT Multi-Manager International Value Fund Class IV
  (Formerly NVIT International Value Fund Class IV)
NVIT Growth Fund Class IV
Van Kampen NVIT Comstock Value Fund Class IV
NVIT Multi-Manager Small Company Fund Class IV
NVIT Multi-Manager Small Cap Value Fund Class IV
  (Formerly NVIT Multi-Manager Small Cap Growth Fund Class IV)
NVIT S&P 500 Index Fund Class IV
NVIT Government Bond Fund Class I
NVIT Investor Destinations Aggressive Fund Class II
NVIT Investor Destinations Conservative Fund Class II
NVIT Investor Destinations Moderate Fund Class II
NVIT Investor Destinations Moderately Aggressive Fund Class II
NVIT Investor Destinations Moderately Conservative Fund Class II
NVIT Core Plus Bond Fund Class I
Neuberger Berman NVIT Socially Responsible Fund Class II
Gartmore NVIT Emerging Markets Fund Class I
NVIT Mid Cap Index Fund Class I
Federated NVIT High Income Bond Fund Class I
NVIT Global Financial Services Fund Class I
NVIT Health Sciences Fund Class I
  (Formerly NVIT Global Health Sciences Fund Class I)
NVIT Technology and Communications Fund Class I
  (Formerly NVIT Global Technology and Communications Fund Class I)

The Nationwide Provident VLI Separate Account 1
     of Nationwide Life Insurance Company of America
     Notes to Financial Statements — continued

1.	Organization, continued

Nationwide Variable Insurance Trust: (Continued)
Gartmore NVIT Global Utilities Fund Class I
NVIT Multi-Manager Small Cap Growth Fund Class I
NVIT U.S. Growth Leaders Fund Class I
NVIT Multi Sector Bond Fund Class I
NVIT Multi-Manager International Value Fund Class III
Gartmore NVIT Emerging Markets Fund Class III
NVIT Global Financial Services Fund Class III
NVIT Health Sciences Fund Class III
  (Formerly NVIT Global Health Sciences Fund Class III)
NVIT Technology and Communications Fund Class III
  (Formerly NVIT Global Technology and Communications Fund Class III)
Gartmore NVIT Global Utilities Fund Class III
Federated NVIT High Income Bond Fund Class III
Gartmore NVIT International Equity Fund Class VI
NVIT Core Bond Fund Class I
NVIT Short Term Bond Fund Class II
Van Kampen NVIT Real Estate Fund Class I
American Funds NVIT Asset Allocation Fund Class II
American Funds NVIT Bond Fund Class II
American Funds NVIT Global Growth Fund Class II
American Funds NVIT Growth Fund Class II
American Funds NVIT Growth-Income Fund Class II
NVIT Cardinal Aggressive Fund I
NVIT Cardinal Balanced Fund I
NVIT Cardinal Capital Appreciation Fund I
NVIT Cardinal Conservative Fund I
NVIT Cardinal Moderate Fund I
NVIT Cardinal Moderately Aggressive Fund I
NVIT Cardinal Moderately Conservative Fund I
NVIT Multi-Manager International Growth Fund Class III
NVIT Multi-Manager Large Cap Growth Fund Class I
NVIT Multi-Manager Large Cap Value Fund Class I
NVIT Multi-Manager Mid Cap Growth Fund Class I
NVIT Multi-Manager Mid Cap Value Fund Class II

Fidelity Variable Insurance Products Fund:
Fidelity VIP Equity-Income Portfolio: Initial Class
Fidelity VIP Growth Portfolio: Initial Class
Fidelity VIP High Income Portfolio: Initial Class
Fidelity VIP Overseas Portfolio: Initial Class
Fidelity VIP Overseas Portfolio: Initial Class R
Fidelity VIP Equity-Income Portfolio: Service Class
Fidelity VIP Growth Portfolio: Service Class

The Nationwide Provident VLI Separate Account 1
     of Nationwide Life Insurance Company of America
     Notes to Financial Statements — continued

1.	Organization, continued

Fidelity Variable Insurance Products Fund: (Continued)
Fidelity VIP Overseas Portfolio: Service Class
Fidelity VIP Overseas Portfolio: Service Class R
Fidelity VIP High Income Portfolio: Initial Class R

Fidelity Variable Insurance Products Fund II:
Fidelity VIP II Asset Manager Portfolio: Initial Class
Fidelity VIP II Investment Grade Bond Portfolio: Initial Class
Fidelity VIP II Contrafund Portfolio: Initial Class
Fidelity VIP II Investment Grade Bond Portfolio: Service Class

Fidelity Variable Insurance Products Fund III:
Fidelity VIP III Mid Cap Portfolio: Service Class
Fidelity VIP III Value Strategies Portfolio: Service Class

Fidelity Variable Insurance Products Fund IV:
Fidelity VIP IV Energy Portfolio: Service Class 2
Fidelity VIP IV Freedom Fund 2010 Portfolio: Service Class
Fidelity VIP IV Freedom Fund 2020 Portfolio: Service Class
Fidelity VIP IV Freedom Fund 2030 Portfolio: Service Class

Lehman Brothers Advisers Management Trust:
Lehman Brothers AMT Short Duration Bond Portfolio — I Class

Neuberger Berman Advisers Management Trust:
Neuberger Berman AMT Partners Portfolio I Class
Neuberger Berman AMT Fasciano Portfolio — S Class
Neuberger Berman AMT Mid Cap Growth Portfolio — I Class
Neuberger Berman AMT Socially Responsive Portfolio — I Class
Neuberger Berman AMT International Portfolio — S Class
Neuberger Berman AMT Regency Portfolio — S Class

Van Eck Worldwide InsuranceTrust:
Van Eck Worldwide Bond Fund: Initial Class
Van Eck Worldwide Hard Assets Fund: Initial Class
Van Eck Worldwide Emerging Markets Fund: Initial Class
Van Eck Worldwide Real Estate Portfolio: Initial Class
Van Eck Worldwide Bond Fund: Class R
Van Eck Worldwide Hard Assets Fund: Class R
Van Eck Worldwide Emerging Markets Fund: Class R
Van Eck Worldwide Real Estate Portfolio: Class R

The Alger American Fund:
Alger American Small Capitalization Portfolio: Class O Shares

The Nationwide Provident VLI Separate Account 1
     of Nationwide Life Insurance Company of America
     Notes to Financial Statements — continued

1.	Organization, continued

Wells Fargo Advantage Variable Trust Funds:
Wells Fargo Advantage VT Discovery Fund
Wells Fargo VT Opportunity Fund — Investor Class

Dreyfus Variable Investment Fund:
Dreyfus Variable Investment Fund — Appreciation Portfolio: Initial Shares
Dreyfus Variable Investment Fund — Developing Leaders Portfolio: Initial Shares

Dreyfus Investment Portfolios:
Dreyfus Investment Portfolios — Small Cap Stock Index Portfolio: Service Shares

Dreyfus Stock Index Fund, Inc.:
Dreyfus Stock Index Fund, Inc.: Initial Shares

American Century Variable Portfolios, Inc.:
American Century VP International Fund: Class I
American Century VP Ultra Fund: Class I
American Century VP Value Fund: Class I
American Century VP Income and Growth Fund: Class I
American Century VP International Fund: Class III
American Century VP Mid Cap Value Fund: Class I
American Century VP Vista Fund: Class I

American Century Variable Portfolios II, Inc.:
American Century VP Inflation Protection Fund: Class II

Janus Aspen Series:
Janus Aspen Series — Forty Portfolio — Service Shares
Janus Aspen Series — International Growth Portfolio: Service Shares
Janus Aspen Series — Global Technology Portfolio: Service Shares
Janus Aspen Series — Balanced Portfolio: Service Shares
Janus Aspen Series — INTECH Risk-Managed Core Portfolio: Service Shares
Janus Aspen Series — International Growth Portfolio: Service II Shares
Janus Aspen Series — Global Technology Portfolio: Service II Shares

Oppenheimer Variable Account Funds:
Oppenheimer Capital Appreciation Fund/VA: Non-Service Shares
Oppenheimer Global Securities Fund/VA: Non-Service Shares
Oppenheimer Main Street Fund/VA: Non-Service Shares
Oppenheimer High Income Fund/VA: Non-Service Shares
Oppenheimer Main Street Small Cap Fund/VA: Non-Service Shares
Oppenheimer Global Securities Fund/VA: Class 3
Oppenheimer High Income Fund/VA: Class 3

The Nationwide Provident VLI Separate Account 1
     of Nationwide Life Insurance Company of America
     Notes to Financial Statements — continued

1.	Organization, continued

AIM Variable Insurance Funds:
AIM V.I. Basic Value Fund: Series I Shares
AIM V.I. Capital Appreciation Fund: Series I Shares
AIM V.I. Capital Development Fund: Series I Shares

Federated Insurance Series:
Federated Quality Bond Fund II: Primary Shares
Federated American Leaders Fund II: Primary Shares
Federated Capital Appreciation Fund II: Primary Shares

Franklin Templeton Variable Insurance Products Trust:
Franklin Templeton VIP Franklin Small Cap Value Securities Fund: Class 1
Franklin Templeton VIP Franklin Rising Dividends Securities Fund: Class 1
Franklin Templeton VIP Templeton Foreign Securities Fund: Class 1
Franklin Templeton VIP Templeton Developing Markets Securities Fund — Class 3
Franklin Templeton VIP Templeton Global Income Securities Fund — Class 3
Franklin Founding Funds Allocation Fund — Class 2

AllianceBernstein Variable Products Series Fund Inc:
AllianceBernstein VPS Growth and Income Portfolio: Class A
AllianceBernstein VPS Small / Mid Cap Value Portfolio: Class A

MFS Variable Insurance Trust:
MFS Investors Growth Stock Series: Initial Class
MFS Value Series: Initial Class

Putnam Variable Trust:
Putnam VT Growth & Income Fund: Class IB
Putnam VT International Equity Fund: Class IB
Putnam VT Voyager Fund: Class IB

Vanguard Variable Insurance Fund:
Vanguard Equity Income Portfolio
Vanguard Total Bond Market Index Portfolio
Vanguard High Yield Bond Portfolio
Vanguard Mid Cap Index Portfolio

Van Kampen — The Universal Institutional Funds, Inc.:
Van Kampen Core Plus Fixed Income Portfolio: Class I
Van Kampen Emerging Markets Debt Portfolio: Class I
Van Kampen U.S. Real Estate Portfolio: Class I

T Rowe Price:
T Rowe Price Blue Chip Growth Portfolio — Class II
T Rowe Price Equity Income Portfolio — Class II
T Rowe Price Limited Term Bond Portfolio — Class II

The Nationwide Provident VLI Separate Account 1
     of Nationwide Life Insurance Company of America
     Notes to Financial Statements — continued

1.	Organization, continued

The policyholder’s equity is affected by the investment results of each fund, equity transactions by policyholders and certain contract expenses (see note 5).

Net premiums from in force policies are allocated to the subaccounts in accordance with policyholder instructions and are recorded as policyholders net premiums in the accompanying statements of changes in net assets. Such amounts are used to provide money to pay benefits under the policies. The Separate Account’s assets are the property of Nationwide Provident.

Transfers between investment portfolios include transfers between the subaccounts and the Guaranteed Account (not shown), which is part of Nationwide Provident’s general account.

A policyholder may choose from among a number of different underlying mutual fund options. The underlying mutual fund options are available through the variable life policy and therefore, not available to the general public directly.

Some of the underlying mutual funds have been established by investment advisers, which manage publicly traded mutual funds having similar names and investment objectives. While some of the underlying mutual funds may be similar to, and may in fact be modeled after, publicly traded mutual funds, the underlying mutual funds are not otherwise directly related to any publicly traded mutual fund. Consequently, the investment performance of publicly traded mutual funds and any corresponding underlying mutual funds may differ substantially.

2.	Summary of Significant Accounting Policies

The following is a summary of the significant accounting policies followed by the Separate Account in preparing the accompanying financial statements.

Investment Valuation:

The fair value of the underlying mutual funds is based on the closing net asset value per share at December 31, 2008. Transactions are recorded on the trade date (date the order to buy or sell is executed). Dividend income is recorded on the ex-dividend date.

Realized Gains and Losses:

Realized gains and losses on sales of investment shares are determined using the specific identification basis for financial reporting and income tax purposes.

Federal Income Taxes:

The operations of the Separate Account are included in the Federal income tax return of Nationwide Provident. Under the provisions of the policies, Nationwide Provident has the right to charge the Separate Account for Federal income tax attributable to the Separate Account. No charge is currently being made against the Separate Account for such tax. Nationwide Provident does not provide for income taxes within the Separate Account. Taxes are the responsibility of the policyholder upon termination or withdrawal.

The Nationwide Provident VLI Separate Account 1
     of Nationwide Life Insurance Company of America
     Notes to Financial Statements — continued

2.	Summary of Significant Accounting Policies, continued

Estimates:

The preparation of the accompanying financial statements required management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities, if any, at the date of the financial statements and the reported amounts from operations and policy transactions during the reporting period. Actual results could differ from those estimates.

Recently Issued Accounting Standard:

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements (SFAS 157). SFAS 157 provides enhanced guidance for using fair value to measure assets and liabilities and requires new disclosures about fair value measurements. SFAS 157 also provides guidance regarding the extent to which companies measure assets and liabilities at fair value, the information used to measure fair value, and the effect of fair value measurements on earnings. For assets and liabilities that are measured at fair value on a recurring basis in periods subsequent to initial recognition, the reporting entity shall disclose information that enables financial statement users to assess the inputs used to develop those measurements. SFAS 157 applies whenever other standards require (or permit) assets or liabilities to be measured at fair value but does not expand the use of fair value in any new circumstances. SFAS 157 is effective for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years, with early adoption permitted. The Company adopted SFAS 157 effective January 1, 2008. The adoption of SFAS 157 did not have a material impact on the Account’s financial position or results of operations.

3.	Death Benefits

Death benefit proceeds result in a redemption of policy value from the Separate Account and payment of those proceeds, less any outstanding policy loans (and policy charges), to the legal beneficiary. In the event that the guaranteed death benefit exceeds the account value on the date of death, the excess is paid by Nationwide Provident’s general account.

4.	Policy Loans

Policy provisions allow policyholders to borrow up to the policy’s non-loaned surrender value (90% of cash surrender value for Options policies). Interest is charged on the outstanding loan and is due and payable at the end of each policy year or when the loan is repaid. Any unpaid interest is added to the loan balance and bears interest at the same loan rate.

At the time the loan is granted, the amount of the loan is transferred from the Separate Account to Nationwide Provident’s general account as collateral for the outstanding loan. Collateral amounts in the general account are credited with the stated rate of interest in effect at the time the loan is made. Interest credited is paid by Nationwide Provident’s general account to the Separate Account. Loan repayments result in a transfer of collateral including interest back to the Separate Account.

The Nationwide Provident VLI Separate Account 1
     of Nationwide Life Insurance Company of America
     Notes to Financial Statements — continued

4.	Policy Loans, continued

5.	Expenses and Related Party Transactions

Deductions from Premiums

Nationwide Provident makes certain deductions from premiums before amounts are allocated to each subaccount selected by the policyholder. The deductions may include (1) state premium taxes (0-4% of premium/scheduled premium payments depending on the Insured state of residence), (2) premiums for supplementary benefits, (3) sales charges (5% of each scheduled base/unscheduled premium for Options policies only) and (4) premium processing charges and Federal tax charges (1.5-10% of premiums). Premiums adjusted for these deductions are recorded as net premiums in the statements of changes in net assets.

Mortality and Expense Charges

In addition to the aforementioned charges, each subaccount is charged for mortality and expense risks assumed by Nationwide Provident. The annual rates charged to cover these risks range from 0.00% to 1.00% of the average daily net assets held for the benefit of policyholders. These charges are assessed through the daily unit value calculation.

Cost of Insurance

Each subaccount is also charged by Nationwide Provident for the cost of insurance protection, which is based on a number of variables such as issue age, sex, premium class, policy year and net amount at risk (death benefit less total policy account value). For single premium policies, the charge is accrued daily and deducted annually from the amount invested. For scheduled premium, modified premium and flexible premium adjustable policies, the charge is deducted monthly. The amount of the charge is computed based upon the amount of insurance provided during the year and the insured’s attained age. The cost of insurance charge is assessed monthly against each policy by liquidating units.

Administrative Charges

Depending upon the type of policy, additional recurring monthly deductions may be made for (1) administrative charges ($3.25-$8.00), (2) first year policy charges ($5.00-$17.50) and (3) supplementary charges (ranging from $0-0.11 per $1,000 of face amount). Optional monthly deductions for additional riders may be made for (1) disability benefit waiver benefit which waives monthly deductions in the event of disability ($.01-$1.76 per $1,000 of net amount at risk), (2) disability waiver of premium benefit waives agreed upon premium in the event of disability (2% to 23.2% of agreed upon premium amount), (3) children’s term insurance rider which provides a death benefit for a covered child ($.52 per $1,000 of coverage), (4) additional insurance benefit rider or term insurance rider ($.02-$115.10 per $1,000 of coverage for single life policies and $0-$20.79 for survivorship policies), (5) convertible term life insurance rider for term insurance on someone other than the primary insured individual ($.06-$113.17 per $1,000 of rider coverage), (6) minimum death benefit which guarantees a death benefit if specified premiums are paid ($.01 per $1,000 of Guaranteed Minimum Death Benefit), (7) long term care accelerated benefit which pays an accelerated death benefit in the event of a covered illness ($.02-$3.24 per $1,000 of net amount at risk), (8) long term care waiver benefit waives monthly deductions in the event of a covered illness ($.01-$3.47 per $1,000 of net amount at risk), (9) long term care extended insurance benefit rider provides additional benefits after accelerated benefits are exhausted ($.01-$8.72 per $1,000 of rider coverage) and (10) four years survivorship term life insurance provides additional death benefits in the first four years of the policy ($.03-$.15 per $1,000 of rider coverage). A face

The Nationwide Provident VLI Separate Account 1
     of Nationwide Life Insurance Company of America
     Notes to Financial Statements — continued

5.	Expenses and Related Party Transactions, continued

amount increase charge is made upon an increase in face amount ($50-$300 plus $0-$1 per $1,000 of face amount increase). During any given policy year, the first four or twelve transfers (depending on the policy) by a policyholder of amounts in the subaccounts are free of charge. A fee of $25 is assessed for each additional transfer. These charges are included in the statements of changes in net assets and are assessed against each policy by liquidating units.

The policies provide for an initial free-look period. If a policy is cancelled within certain time constraints, the policyholder will receive a refund equal to the policy account value plus reimbursements of certain deductions previously made under the policy. Where state law requires a minimum refund equal to gross premiums paid, the refund will instead equal the gross premiums paid on the policy and will not reflect investment experience.

If a policy is surrendered within the first 9-15 policy years (depending on the policy), a contingent deferred sales load charge and/or contingent deferred administrative charge is assessed. The deferred administrative charge ranges from $0-$5 per $1,000 face amount. The deferred sales load charge ranges from 6-35% of premiums paid up to the sales surrender cap. A deferred sales charge and/or a deferred administrative charge will be imposed if certain policies are surrendered or lapse at any time within 10-15 years after the effective date of an increase in face amount (similar charges applied to surrenders/lapses for the initial face amount are applied to the premiums related to the increase in face amount).

A portion of the deferred sales charge and/or deferred administrative charge will be deducted if the face amount is decreased in the first 10-15 years or the related increment of face amount is decreased within 10-15 years after such increase took effect. These charges totaled $6,751,356 and $5,646,646 for the years ended December 31, 2008 and 2007, respectively. These charges are included with administrative charges in the statements of changes in net assets and are assessed against each policy by liquidating units.

Upon the transfer of the subaccount value out of a subaccount within 60 days after allocation to that subaccount, certain subaccounts charge a fee of 1% of the amount transferred. These amounts are paid directly to the fund company, and are shown as an investment expense in the statements of operations. These charges totaled $15,018 and 22,409 for the years ended December 31, 2008 and 2007, respectively.

Nationwide Provident made a daily asset charge against the assets of the Zero Coupon Bond 2007 Series Subaccount. The charge was to reimburse Nationwide Provident for the transaction charge paid directly by Nationwide Provident to Merrill Lynch, Pierce, Fenner & Smith Incorporated (MLPFS) on the sale of the Zero Coupon Trust units to the Zero Coupon Bond 2007 Series Subaccount. Nationwide Provident paid these amounts from general account assets. The amount of the asset charge currently was equivalent to an effective annual rate of .25% of the average daily net assets of each Subaccount. The charge was cost based (taking into account the loss of interest) with no anticipated element of profit for Nationwide Provident. These charges were included in the statements of changes in net assets and were assessed against each policy by liquidating units.

Nationwide Provident, or an affiliate, may receive compensation from a fund or its investment adviser or distributor (or affiliates thereof) in connection with administration, distribution, or other services provided with respect to the funds and their availability through the policies. The amount of this compensation is based upon a percentage of the assets of the fund attributable to the policies and other policies issued by Nationwide Provident (or an affiliate). These percentages differ, and some funds, advisers, or distributors (or affiliates) may pay Nationwide Provident more than others. Nationwide Provident also may receive 12b-1 fees.

The Nationwide Provident VLI Separate Account 1
     of Nationwide Life Insurance Company of America
     Notes to Financial Statements — continued

5.	Expenses and Related Party Transactions, continued

6.	Fair Value Measurement

SFAS 157 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In determining fair value, the Account generally uses the market approach as the valuation technique due to the nature of the mutual fund investments offered in the Account. This technique maximizes the use of observable inputs and minimizes the use of unobservable inputs.

In accordance with SFAS 157, the Account categorized its financial instruments into a three level hierarchy based on the priority of the inputs to the valuation technique. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). If the inputs used to measure fair value fall within different levels of the hierarchy, the category level is based on the lowest priority level input that is significant to the fair value measurement of the instrument in its entirety.

The Company categorizes financial assets recorded at fair value as follows:

Level 1 — Unadjusted quoted prices accessible in active markets for identical assets at the measurement date. The assets utilizing Level 1 valuations represent investments in publicly-traded registered mutual funds with quoted market prices.

Level 2 — Unadjusted quoted prices for similar assets in active markets or inputs (other than quoted prices) that are observable or that are derived principally from or corroborated by observable market data through correlation or other means. The assets utilizing Level 2 valuations represent investments in privately-traded registered mutual funds only offered through insurance products.

Level 3 — Prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. The Account invests only in funds with fair value measurements in the first two levels of the fair value hierarchy.

The following table summarizes assets measured at fair value on a recurring basis as of December 31, 2008:

	Level 1	Level 2	Level 3	Total

Separate Account Investments	$0	$1,091,910,742	$0	$1,091,910,742

Accounts Receivable of $0 and Accounts Payable of $152,894 are measured at settlement value which approximates the fair value payable to the short-term nature of such assets.

The Account did not have any assets or liabilities reported at fair value on a nonrecurring basis required to be disclosed under SFAS 157.

The Nationwide Provident VLI Separate Account 1
     of Nationwide Life Insurance Company of America
     Notes to Financial Statements — continued

7.	Financial Highlights

Nationwide Provident offers several variable life products through the Separate Account that have unique combinations of features and fees that are assessed to the policyholder. Differences in fee structures result in different contract expense rates, unit fair values and total returns. The following table is a summary of units, unit fair values and policyholders’ equity for variable life contracts as of the period indicated, and net investment income ratio, policy expense ratio and total return for each period in the five year period ended December 31, 2008. The information is presented as a range of minimum and maximum values based upon product grouping. The range is determined by identifying the lowest and highest contract expense rates. The unit fair values and total returns related to these identified contract expense rates are also disclosed as a range below. Accordingly, some individual policy amounts may not be within the ranges presented.

	At December 31, 2008			For the Year Ended December 31, 2008

		Unit Fair Value	Policyholders’	Net Investment	Expense Ratio**	Total Return***
	Units	Lowest to Highest	Equity	Income Ratio*	Lowest to Highest	Lowest to Highest

Nationwide Variable Insurance Trust:
NVIT Nationwide Fund Class IV	134,973	$200.90 to $5,744.05	$82,191,405	1.44%	0.00% to 0.75%	-41.99% to -41.55%
NVIT Money Market Fund Class IV	277,875	$168.77 to $3,294.21	$62,691,091	2.11%	0.00% to 0.75%	1.38% to 2.15%
NVIT Government Bond Fund Class IV	62,329	$256.19 to $5,758.07	$25,195,143	4.25%	0.00% to 0.75%	6.81% to 7.62%
JP Morgan NVIT Balanced Fund Class IV	48,504	$227.22 to $3,524.27	$26,513,389	2.74%	0.35% to 0.75%	-26.11% to -25.82%
NVIT Mid Cap Growth Fund Class IV	83,922	$278.05 to $4,197.82	$36,215,004	0.00%	0.60% to 0.75%	-46.51% to -46.43%
NVIT Multi-Manager International Value Fund Class IV	59,201	$205.04 to $2,103.89	$20,061,144	1.78%	0.60% to 0.75%	-46.75% to -46.67%
NVIT Growth Fund Class IV	158,183	$73.34 to $745.25	$15,578,987	0.26%	0.60% to 0.75%	-39.24% to -39.15%
Van Kampen NVIT Comstock Value Fund Class IV	125,870	$92.30 to $937.84	$15,634,305	2.06%	0.60% to 0.75%	-37.44% to -37.34%
NVIT Multi-Manager Small Company Fund Class IV	123,710	$100.60 to $1,022.25	$16,027,358	0.82%	0.60% to 0.75%	-38.65% to -38.56%
NVIT Multi-Manager Small Cap Value Fund Class IV	122,276	$108.86 to $1,106.13	$17,192,696	1.09%	0.60% to 0.75%	-32.78% to -32.68%
NVIT S&P 500 Index Fund Class IV	374,555	$228.04 to $2,333.76	$113,036,809	1.92%	0.60% to 0.75%	-37.76% to -37.66%
NVIT Government Bond Fund Class I	5,626	$125.80	$707,775	4.32%	0.75%	6.91%
NVIT Investor Destinations Aggressive Fund Class II	32,813	$117.19 to $1,191.75	$3,890,635	2.14%	0.60% to 0.75%	-37.32% to -37.22%
NVIT Investor Destinations Conservative Fund Class II	8,067	$116.69 to $1,165.91	$956,120	3.33%	0.60% to 0.75%	-6.73% to -6.58%
NVIT Investor Destinations Moderate Fund Class II	115,641	$117.08 to $1,179.33	$14,101,689	2.88%	0.60% to 0.75%	-23.77% to -23.66%
NVIT Investor Destinations Moderately Aggressive Fund Class II	163,360	$117.77 to $1,193.85	$19,852,890	2.52%	0.60% to 0.75%	-31.90% to -31.80%
NVIT Investor Destinations Moderately Conservative Fund Class II	15,086	$117.20 to $1,174.75	$1,935,339	3.18%	0.60% to 0.75%	-15.68% to -15.55%
NVIT Core Plus Bond Fund Class I	433	$98.98	$42,858	1.75%	0.75%	-1.02%	(a)
Neuberger Berman NVIT Socially Responsible Fund Class II	137	$61.46 to $61.50	$8,436	0.41%	0.65% to 0.75%	-38.54% to -38.50%	(a)

The Nationwide Provident VLI Separate Account 1
     of Nationwide Life Insurance Company of America
     Notes to Financial Statements — continued

7.	Financial Highlights, continued

	At December 31, 2008			For the Year Ended December 31, 2008

		Unit Fair Value	Policyholders’	Net Investment	Expense Ratio**	Total Return***
	Units	Lowest to Highest	Equity	Income Ratio*	Lowest to Highest	Lowest to Highest

Gartmore NVIT Emerging Markets Fund Class I	2,027	$208.00 to $2,097.81	$924,864	1.16%	0.60% to 0.75%	-58.08% to -58.01%
NVIT Mid Cap Index Fund Class I	18,702	$123.23 to $1,242.85	$2,580,573	1.28%	0.60% to 0.75%	-36.94% to -36.84%
Federated NVIT High Income Bond Fund Class I	2,375	$98.66 to $995.07	$331,329	8.94%	0.60% to 0.75%	-28.53% to -28.42%
NVIT Global Financial Services Fund Class I	1,077	$110.92 to $1,118.65	$143,104	1.93%	0.60% to 0.75%	-46.68% to -46.60%
NVIT Health Sciences Fund Class I	1,869	$122.56 to $1,236.04	$372,913	0.29%	0.60% to 0.75%	-25.77% to -25.66%
NVIT Technology and Communications Fund Class I	597	$95.24 to $960.56	$148,925	0.00%	0.60% to 0.75%	-48.96% to -48.88%
Gartmore NVIT Global Utilities Fund Class I	734	$176.91 to $1,784.21	$411,192	3.18%	0.60% to 0.75%	-33.44% to -33.34%
NVIT Multi-Manager Small Cap Growth Fund Class I	12,402	$90.05 to $908.20	$1,216,928	0.00%	0.60% to 0.75%	-46.82% to -46.74%
NVIT U.S. Growth Leaders Fund Class I	10,337	$115.93 to $1,169.24	$1,289,547	0.00%	0.60% to 0.75%	-41.73% to -41.64%
NVIT Multi Sector Bond Fund Class I	9,850	$100.62 to $1,014.84	$1,295,458	7.30%	0.60% to 0.75%	-17.91% to -17.79%
NVIT Multi-Manager International Value Fund Class III	140,630	$85.24 to $858.40	$14,971,527	1.81%	0.60% to 0.75%	-46.73% to -46.65%
Gartmore NVIT Emerging Markets Fund Class III	21,925	$127.54 to $442.42	$2,801,405	1.22%	0.60% to 0.75%	-58.15% to -55.76%
NVIT Global Financial Services Fund Class III	3,336	$81.08 to $81.46	$271,329	2.09%	0.65% to 0.75%	-46.62% to -46.56%
NVIT Health Sciences Fund Class III	5,513	$90.52 to $90.95	$499,743	0.30%	0.65% to 0.75%	-25.79% to -25.72%
NVIT Technology and Communications Fund Class III	4,263	$72.24 to $72.58	$308,542	0.00%	0.65% to 0.75%	-48.97% to -48.92%
Gartmore NVIT Global Utilities Fund Class III	8,429	$145.50 to $146.18	$1,229,538	3.27%	0.65% to 0.75%	-33.40% to -33.34%
Federated NVIT High Income Bond Fund Class III	8,474	$84.13 to $84.44	$714,145	8.93%	0.65% to 0.75%	-28.64% to -28.56%
Gartmore NVIT International Equity Fund Class VI	669	$54.80 to $54.84	$36,687	2.21%	0.65% to 0.75%	-45.20% to -45.16%	(a)
NVIT Core Bond Fund Class I	1,889	$98.96 to $99.02	$187,031	2.12%	0.65% to 0.75%	-1.04% to -0.98%	(a)
NVIT Short Term Bond Fund Class II	270	$98.94 to $99.00	$26,727	1.58%	0.65% to 0.75%	-1.06% to -1.00%	(a)
Van Kampen NVIT Real Estate Fund Class I	234	$56.18 to $56.22	$13,169	3.57%	0.65% to 0.75%	-43.82% to -43.78%	(a)
American Funds NVIT Asset Allocation Fund Class II	2,079	$77.13	$160,345	3.69%	0.75%	-30.30%
American Funds NVIT Bond Fund Class II	2,962	$95.88	$284,015	5.63%	0.75%	-10.55%
American Funds NVIT Global Growth Fund Class II	6,303	$74.58	$470,075	2.92%	0.75%	-39.10%
American Funds NVIT Growth Fund Class II	9,249	$63.42	$586,558	2.57%	0.75%	-44.63%
American Funds NVIT Growth-Income Fund Class II	1,478	$60.51	$89,399	2.37%	0.75%	-38.53%

The Nationwide Provident VLI Separate Account 1
     of Nationwide Life Insurance Company of America
     Notes to Financial Statements — continued

7.	Financial Highlights, continued

	At December 31, 2008			For the Year Ended December 31, 2008

		Unit Fair Value	Policyholders’	Net Investment	Expense Ratio**	Total Return***
	Units	Lowest to Highest	Equity	Income Ratio*	Lowest to Highest	Lowest to Highest

NVIT Cardinal Aggressive Fund I	3,325	$63.84	$212,266	1.27%	0.75%	-36.16%	(a)
NVIT Cardinal Balanced Fund I	14	$79.62	$1,140	0.74%	0.75%	-20.38%	(a)
NVIT Cardinal Capital Appreciation Fund I	326	$72.27	$23,569	1.33%	0.75%	-27.73%	(a)
NVIT Cardinal Conservative Fund I	120	$90.97	$10,896	0.70%	0.75%	-9.03%	(a)
NVIT Cardinal Moderate Fund I	1,060	$75.89	$80,383	0.63%	0.75%	-24.11%	(a)
NVIT Cardinal Moderately Aggressive Fund I	337	$68.62	$23,111	1.89%	0.75%	-31.38%	(a)
NVIT Cardinal Moderately Conservative Fund I	62	$83.34	$5,187	1.46%	0.75%	-16.66%	(a)
NVIT Multi-Manager International Growth Fund Class III	40	$61.10 to $61.14	$2,462	0.36%	0.65% to 0.75%	-38.90% to -38.86%	(a)
NVIT Multi-Manager Large Cap Growth Fund Class I	4	$63.33 to $63.37	$229	0.18%	0.65% to 0.75%	-36.67% to -36.63%	(a)
NVIT Multi-Manager Large Cap Value Fund Class I	507	$63.25 to $63.29	$32,070	0.81%	0.65% to 0.75%	-36.75% to -36.71%	(a)
NVIT Multi-Manager Mid Cap Growth Fund Class I	4	$62.48 to $62.52	$220	0.00%	0.65% to 0.75%	-37.52% to -37.48%	(a)
NVIT Multi-Manager Mid Cap Value Fund Class II	18	$67.24 to $67.29	$1,190	1.70%	0.65% to 0.75%	-32.76% to -32.71%	(a)
Fidelity Variable Insurance Products Fund:
Fidelity VIP Equity-Income Portfolio: Initial Class	259,698	$216.20 to $2,212.64	$79,594,296	2.48%	0.60% to 0.75%	-43.08% to -43.00%
Fidelity VIP Growth Portfolio: Initial Class	380,893	$186.82 to $1,911.89	$98,116,407	0.82%	0.60% to 0.75%	-47.56% to -47.48%
Fidelity VIP High Income Portfolio: Initial Class	43,872	$130.21 to $1,373.62	$8,959,756	8.33%	0.60% to 0.75%	-25.55% to -25.43%
Fidelity VIP Overseas Portfolio: Initial Class	69,280	$147.69 to $1,509.77	$17,824,415	2.52%	0.60% to 0.75%	-44.23% to -44.14%
Fidelity VIP Overseas Portfolio: Initial Class R	154,536	$99.84 to $1,005.39	$18,340,348	2.72%	0.60% to 0.75%	-44.23% to -44.15%
Fidelity VIP Equity-Income Portfolio: Service Class	25,036	$97.91	$2,450,897	2.59%	0.75%	-43.13%
Fidelity VIP Growth Portfolio: Service Class	16,514	$93.85	$1,549,717	0.78%	0.75%	-47.63%
Fidelity VIP Overseas Portfolio: Service Class	634	$139.64	$88,602	2.25%	0.75%	-44.28%
Fidelity VIP Overseas Portfolio: Service Class R	15,108	$99.37	$1,500,769	2.85%	0.75%	-44.30%
Fidelity VIP High Income Portfolio: Initial Class R	33,979	$73.37 to $73.49	$2,495,409	9.07%	0.65% to 0.75%	-25.44% to -25.37%
Fidelity Variable Insurance Products Fund II:
Fidelity VIP II Asset Manager Portfolio: Initial Class	101,048	$183.07 to $1,873.52	$29,440,111	2.63%	0.60% to 0.75%	-29.25% to -29.15%
Fidelity VIP II Investment Grade Bond Portfolio: Initial Class	138,130	$200.61 to $2,050.71	$35,209,804	4.47%	0.60% to 0.75%	-3.97% to -3.83%

The Nationwide Provident VLI Separate Account 1
     of Nationwide Life Insurance Company of America
     Notes to Financial Statements — continued

7.	Financial Highlights, continued

	At December 31, 2008			For the Year Ended December 31, 2008

		Unit Fair Value	Policyholders’	Net Investment	Expense Ratio**	Total Return***
	Units	Lowest to Highest	Equity	Income Ratio*	Lowest to Highest	Lowest to Highest

Fidelity VIP II Contrafund Portfolio: Initial Class	305,223	$199.47 to $2,032.93	$83,226,683	0.99%	0.60% to 0.75%	-42.94% to -42.86%
Fidelity VIP II Investment Grade Bond Portfolio: Service Class	10,024	$113.05	$1,133,223	3.99%	0.75%	-4.07%
Fidelity Variable Insurance Products Fund III:
Fidelity VIP III Mid Cap Portfolio: Service Class	50,517	$156.60 to $1,579.35	$9,557,589	0.36%	0.60% to 0.75%	-39.96% to -39.87%
Fidelity VIP III Value Strategies Portfolio: Service Class	10,420	$100.32 to $1,011.76	$1,220,851	0.68%	0.60% to 0.75%	-51.54% to -51.47%
Fidelity Variable Insurance Products Fund IV:
Fidelity VIP IV Energy Portfolio: Service Class 2	9,988	$101.82 to $102.19	$1,018,628	0.00%	0.65% to 0.75%	-54.75% to -54.70%
Fidelity VIP IV Freedom Fund 2010 Portfolio: Service Class	3,319	$93.95 to $94.29	$312,524	2.45%	0.65% to 0.75%	-25.64% to -25.56%
Fidelity VIP IV Freedom Fund 2020 Portfolio: Service Class	8,101	$89.66 to $89.99	$727,539	2.71%	0.65% to 0.75%	-33.21% to -33.15%
Fidelity VIP IV Freedom Fund 2030 Portfolio: Service Class	8,736	$85.89 to $86.20	$751,003	2.15%	0.65% to 0.75%	-38.54% to -38.48%
Lehman Brothers Advisers Management Trust:
Lehman Brothers AMT Short Duration Bond Portfolio — I Class	58,973	$143.89 to $1470.93	$10,686,079	4.73%	0.60% to 0.75%	-14.08% to -13.95%
Neuberger Berman Advisers Management Trust:
Neuberger Berman AMT Partners Portfolio I Class	129,860	$76.35 to $1,583.72	$15,078,612	0.53%	0.60% to 0.75%	-52.75% to -52.68%
Neuberger Berman AMT Fasciano Portfolio — S Class	5,711	$89.07 to $898.31	$602,443	0.00%	0.60% to 0.75%	-39.93% to -39.84%
Neuberger Berman AMT Mid Cap Growth Portfolio — I Class	6,626	$124.64 to $1,257.07	$1,051,885	0.00%	0.60% to 0.75%	-43.79% to -43.71%
Neuberger Berman AMT Socially Responsive Portfolio — I Class	5,980	$106.37 to $1,072.82	$679,510	2.18%	0.60% to 0.75%	-39.90% to -39.81%
Neuberger Berman AMT International Portfolio — S Class	4,896	$78.02 to $78.31	$382,454	0.00%	0.65% to 0.75%	-46.84% to -46.78%
Neuberger Berman AMT Regency Portfolio — S Class	2,174	$70.11 to $70.37	$152,658	1.08%	0.65% to 0.75%	-46.35% to -46.30%
Van Eck Worldwide InsuranceTrust:
Van Eck Worldwide Bond Fund: Initial Class	10,846	$208.65 to $2,132.87	$4,376,847	8.56%	0.60% to 0.75%	2.83% to 2.99%
Van Eck Worldwide Hard Assets Fund: Initial Class	9,861	$253.19 to $2,588.17	$4,997,263	0.30%	0.60% to 0.75%	-46.53% to -46.45%
Van Eck Worldwide Emerging Markets Fund: Initial Class	46,592	$116.71 to $1,189.54	$9,570,941	0.00%	0.60% to 0.75%	-65.04% to -64.99%
Van Eck Worldwide Real Estate Portfolio: Initial Class	9,119	$122.03 to $1,240.00	$1,682,574	5.75%	0.60% to 0.75%	-55.45% to -55.39%
Van Eck Worldwide Bond Fund: Class R	28,883	$128.06 to $1,289.60	$4,954,047	7.27%	0.60% to 0.75%	2.93% to 3.08%

The Nationwide Provident VLI Separate Account 1
     of Nationwide Life Insurance Company of America
     Notes to Financial Statements — continued

7.	Financial Highlights, continued

	At December 31, 2008			For the Year Ended December 31, 2008

		Unit Fair Value	Policyholders’	Net Investment	Expense Ratio**	Total Return***
	Units	Lowest to Highest	Equity	Income Ratio*	Lowest to Highest	Lowest to Highest

Van Eck Worldwide Hard Assets Fund: Class R	26,325	$179.74 to $1,809.99	$6,301,428	0.34%	0.60% to 0.75%	-46.50% to -46.42%
Van Eck Worldwide Emerging Markets Fund: Class R	53,636	$109.66 to $1,104.29	$7,283,105	0.00%	0.60% to 0.75%	-65.01% to -64.96%
Van Eck Worldwide Real Estate Portfolio: Class R	24,291	$89.83 to $904.64	$2,867,887	5.55%	0.60% to 0.75%	-55.44% to -55.37%
The Alger American Fund:
Alger American Small Capitalization Portfolio: Class O Shares	172,061	$86.36 to $880.20	$19,374,622	0.00%	0.60% to 0.75%	-47.00% to -46.92%
Wells Fargo Advantage Variable Trust Funds:
Wells Fargo Advantage VT Discovery Fund	124,354	$46.62 to $472.33	$6,135,522	0.00%	0.60% to 0.75%	-44.77% to -44.69%
Wells Fargo VT Opportunity Fund — Investor Class	51,776	$82.54 to $836.24	$4,552,777	1.91%	0.60% to 0.75%	-40.55% to -40.46%
Dreyfus Variable Investment Fund:
Dreyfus Variable Investment Fund — Appreciation Portfolio: Initial Shares	23,951	$94.96 to $959.17	$2,404,848	2.17%	0.60% to 0.75%	-30.08% to -29.97%
Dreyfus Variable Investment Fund — Developing Leaders Portfolio: Initial Shares	993	$83.89 to $846.06	$100,867	0.88%	0.60% to 0.75%	-38.06% to -37.97%
Dreyfus Investment Portfolios:
Dreyfus Investment Portfolios — Small Cap Stock Index Portfolio: Service Shares	31,726	$131.91 to $1,341.55	$4,393,379	0.87%	0.60% to 0.75%	-31.43% to -31.33%
Dreyfus Stock Index Fund, Inc.:
Dreyfus Stock Index Fund, Inc.: Initial Shares	53,706	$103.97 to $1,048.58	$6,171,647	2.11%	0.60% to 0.75%	-37.61% to -37.52%
American Century Variable Portfolios, Inc.:
American Century VP International Fund: Class I	1,782	$102.36 to $1,033.86	$462,358	0.88%	0.60% to 0.75%	-45.24% to -45.15%
American Century VP Ultra Fund: Class I	17,502	$74.70 to $754.51	$1,359,258	0.00%	0.60% to 0.75%	-41.92% to -41.83%
American Century VP Value Fund: Class I	44,924	$106.60 to $1,076.73	$5,284,098	2.49%	0.60% to 0.75%	-27.32% to -27.21%
American Century VP Income and Growth Fund: Class I	8,662	$105.97 to $1,092.46	$1,026,660	2.12%	0.60% to 0.75%	-35.08% to -34.98%
American Century VP International Fund: Class III	13,738	$101.18 to $101.65	$1,392,618	0.84%	0.65% to 0.75%	-45.24% to -45.18%
American Century VP Mid Cap Value Fund: Class I	5,470	$97.94 to $98.30	$536,858	0.07%	0.65% to 0.75%	-24.91% to -24.84%
American Century VP Vista Fund: Class I	4,165	$87.30 to $87.62	$364,258	0.00%	0.65% to 0.75%	-49.01% to -48.96%
American Century Variable Portfolios II, Inc.:
American Century VP Inflation Protection Fund: Class II	16,799	$116.37 to $1,173.74	$2,345,551	4.77%	0.60% to 0.75%	-2.33% to -2.18%

The Nationwide Provident VLI Separate Account 1
     of Nationwide Life Insurance Company of America
     Notes to Financial Statements — continued

7.	Financial Highlights, continued

	At December 31, 2008			For the Year Ended December 31, 2008

		Unit Fair Value	Policyholders’	Net Investment	Expense Ratio**	Total Return***
	Units	Lowest to Highest	Equity	Income Ratio*	Lowest to Highest	Lowest to Highest

Janus Aspen Series:
Janus Aspen Series — Forty Portfolio — Service Shares	19,072	$111.25 to $1,123.66	$2,416,800	0.01%	0.60% to 0.75%	-44.73% to -44.64%
Janus Aspen Series — International Growth Portfolio: Service Shares	4,620	$140.34 to $1,417.47	$1,627,041	2.83%	0.60% to 0.75%	-52.59% to -52.51%
Janus Aspen Series — Global Technology Portfolio: Service Shares	1,026	$82.18 to $830.05	$98,533	0.08%	0.60% to 0.75%	-44.39% to -44.31%
Janus Aspen Series — Balanced Portfolio: Service Shares	9,537	$125.99 to $1,270.61	$1,400,772	2.83%	0.60% to 0.75%	-16.69% to -16.56%
Janus Aspen Series — INTECH Risk-Managed Core Portfolio: Service Shares	1,151	$115.14 to $1,161.19	$154,480	0.70%	0.60% to 0.75%	-36.72% to -36.62%
Janus Aspen Series — International Growth Portfolio: Service II Shares	32,523	$131.59 to $132.21	$4,290,799	2.99%	0.65% to 0.75%	-52.57% to -52.52%
Janus Aspen Series — Global Technology Portfolio: Service II Shares	4,559	$83.90 to $84.29	$383,203	0.09%	0.65% to 0.75%	-44.32% to -44.26%
Oppenheimer Variable Account Funds:
Oppenheimer Capital Appreciation Fund/VA: Non-Service Shares	39,286	$75.49 to $762.45	$3,146,181	0.15%	0.60% to 0.75%	-45.93% to -45.84%
Oppenheimer Global Securities Fund/VA: Non-Service Shares	7,895	$108.42 to $1,095.14	$1,622,746	1.59%	0.60% to 0.75%	-40.64% to -40.55%
Oppenheimer Main Street Fund/VA: Non-Service Shares	22,083	$84.79 to $856.46	$2,101,015	1.61%	0.60% to 0.75%	-38.93% to -38.84%
Oppenheimer High Income Fund/VA: Non-Service Shares	3,768	$27.85 to $280.92	$130,648	8.28%	0.60% to 0.75%	-78.83% to -78.80%
Oppenheimer Main Street Small Cap Fund/VA: Non-Service Shares	10,063	$123.24 to $1,242.95	$1,379,569	0.51%	0.60% to 0.75%	-38.29% to -38.20%
Oppenheimer Global Securities Fund/VA: Class 3	67,077	$96.35 to $96.80	$6,469,687	1.53%	0.65% to 0.75%	-40.64% to -40.58%
Oppenheimer High Income Fund/VA: Class 3	8,100	$20.14 to $20.17	$163,198	6.96%	0.65% to 0.75%	-79.05% to -79.03%
AIM Variable Insurance Funds:
AIM V.I. Basic Value Fund: Series I Shares	15,197	$81.55 to $822.44	$1,415,463	0.90%	0.60% to 0.75%	-52.13% to -52.06%
AIM V.I. Capital Appreciation Fund: Series I Shares	2,258	$94.38 to $951.90	$226,808	0.00%	0.60% to 0.75%	-42.92% to -42.84%
AIM V.I. Capital Development Fund: Series I Shares	8,221	$107.99 to $1,089.11	$944,198	0.00%	0.60% to 0.75%	-47.42% to -47.34%

The Nationwide Provident VLI Separate Account 1
     of Nationwide Life Insurance Company of America
     Notes to Financial Statements — continued

7.	Financial Highlights, continued

	At December 31, 2008			For the Year Ended December 31, 2008

		Unit Fair Value	Policyholders’	Net Investment	Expense Ratio**	Total Return***
	Units	Lowest to Highest	Equity	Income Ratio*	Lowest to Highest	Lowest to Highest

Federated Insurance Series:
Federated Quality Bond Fund II: Primary Shares	19,621	$107.80 to $1,051.06	$2,290,947	5.19%	0.60% to 0.75%	-7.98% to -7.84%
Federated American Leaders Fund II: Primary Shares	547	$97.25 to $980.85	$53,326	1.93%	0.60% to 0.75%	-34.29% to -34.19%
Federated Capital Appreciation Fund II: Primary Shares	559	$114.03 to $1,150.08	$63,754	0.36%	0.60% to 0.75%	-29.90% to -29.79%
Franklin Templeton Variable Insurance Products Trust:
Franklin Templeton VIP Franklin Small Cap Value Securities Fund: Class 1	33,596	$133.42 to $1,345.61	$5,159,296	1.44%	0.60% to 0.75%	-33.37% to -33.27%
Franklin Templeton VIP Franklin Rising Dividends Securities Fund: Class 1	49,884	$113.89 to $1,148.67	$6,575,907	2.05%	0.60% to 0.75%	-27.49% to -27.38%
Franklin Templeton VIP Templeton Foreign Securities Fund: Class 1	3,391	$140.65 to $1,418.46	$1,116,918	2.62%	0.60% to 0.75%	-40.68% to -40.59%
Franklin Templeton VIP Templeton Developing Markets Securities Fund — Class 3	13,515	$97.25 to $97.61	$1,316,120	2.88%	0.65% to 0.75%	-53.03% to -52.98%
Franklin Templeton VIP Templeton Global Income Securities Fund — Class 3	12,536	$127.92 to $128.39	$1,605,824	3.93%	0.65% to 0.75%	5.41% to 5.52%
Franklin Founding Funds Allocation Fund — Class 2	5	$66.23	$351	2.64%	0.75%	-33.77%	(a)
AllianceBernstein Variable Products Series Fund Inc:
AllianceBernstein VPS Growth and Income Portfolio: Class A	17,672	$102.06 to $1,029.34	$2,049,646	2.11%	0.60% to 0.75%	-41.05% to -40.96%
AllianceBernstein VPS Small / Mid Cap Value Portfolio: Class A	14,011	$126.44 to $1,275.17	$2,157,791	0.75%	0.60% to 0.75%	-36.06% to -35.96%
MFS Variable Insurance Trust:
MFS Investors Growth Stock Series: Initial Class	4,507	$95.90 to $967.15	$507,212	0.59%	0.60% to 0.75%	-37.35% to -37.25%
MFS Value Series: Initial Class	16,210	$128.01 to $1,291.03	$2,558,791	1.31%	0.60% to 0.75%	-33.09% to -32.99%
Putnam Variable Trust:
Putnam VT Growth & Income Fund: Class IB	2,001	$92.96 to $937.52	$198,497	2.18%	0.60% to 0.75%	-39.16% to -39.06%
Putnam VT International Equity Fund: Class IB	524	$124.05 to $1,251.09	$170,221	2.08%	0.60% to 0.75%	-44.37% to -44.29%
Putnam VT Voyager Fund: Class IB	3,194	$88.35 to $891.06	$307,684	0.00%	0.60% to 0.75%	-37.50% to -37.41%
Vanguard Variable Insurance Fund:
Vanguard Equity Income Portfolio	12,814	$116.30	$1,490,261	3.62%	0.95%	-31.57%
Vanguard Total Bond Market Index Portfolio	9,239	$124.10	$1,146,560	4.16%	0.95%	4.23%
Vanguard High Yield Bond Portfolio	6,995	$104.43	$730,479	7.84%	0.95%	-22.69%
Vanguard Mid Cap Index Portfolio	17,877	$118.23	$2,113,587	1.59%	0.95%	-42.37%

The Nationwide Provident VLI Separate Account 1
     of Nationwide Life Insurance Company of America
     Notes to Financial Statements — continued

7.	Financial Highlights, continued

	At December 31, 2008			For the Year Ended December 31, 2008

		Unit Fair Value	Policyholders’	Net Investment	Expense Ratio**	Total Return***
	Units	Lowest to Highest	Equity	Income Ratio*	Lowest to Highest	Lowest to Highest

Van Kampen — The Universal Institutional Funds, Inc.:
Van Kampen Core Plus Fixed Income Portfolio: Class I	9,326	$104.78 to $1,056.77	$1,308,628	4.68%	0.60% to 0.75%	-10.88% to -10.74%
Van Kampen Emerging Markets Debt Portfolio: Class I	1,163	$135.64 to $1,368.00	$365,135	7.77%	0.60% to 0.75%	-15.61% to -15.49%
Van Kampen U.S. Real Estate Portfolio: Class I	17,854	$140.54 to $1,417.37	$2,819,856	3.47%	0.60% to 0.75%	-38.36% to -38.27%
T Rowe Price:
T Rowe Price Blue Chip Growth Portfolio — Class II	13,346	$77.64 to $77.93	$1,037,913	0.09%	0.65% to 0.75%	-43.08% to -43.02%
T Rowe Price Equity Income Portfolio — Class II	18,840	$80.62 to $80.92	$1,520,540	2.18%	0.65% to 0.75%	-36.74% to -36.68%
T Rowe Price Limited Term Bond Portfolio — Class II	10,415	$109.25 to $109.66	$1,140,127	3.63%	0.65% to 0.75%	0.55% to 0.65%

Total Policyholders’ Equity			1,091,458,998

The Nationwide Provident VLI Separate Account 1
     of Nationwide Life Insurance Company of America
     Notes to Financial Statements — continued

7.	Financial Highlights, continued

	At December 31, 2007			For the Year Ended December 31, 2007

		Unit Fair Value	Policyholders’	Net Investment	Expense Ratio**	Total Return***
	Units	Lowest to Highest	Equity	Income Ratio*	Lowest to Highest	Lowest to Highest

Nationwide Variable Insurance Trust:
Nationwide NVIT Nationwide Fund — Class IV	149,511	$346.30 to $9,827.16	$153,166,807	1.06%	0.00% to 0.75%	7.37% to 8.18%
Nationwide NVIT Money Market Fund — Class IV	279,843	$166.47 to $3,224.87	$59,782,181	4.82%	0.00% to 0.75%	4.14% to 4.94%
Nationwide NVIT Government Bond Fund — Class IV	71,643	$239.85 to $5,350.61	$25,907,305	4.46%	0.00% to 0.75%	6.46% to 7.26%
JP Morgan NVIT Balanced Fund — Class IV	54,224	$307.54 to $4,750.87	$39,307,336	2.20%	0.35% to 0.75%	3.86% to 4.28%
Nationwide NVIT Mid Cap Growth Fund — Class IV	90,685	$519.78 to $7,835.48	$72,826,749	0.00%	0.60% to 0.75%	8.22% to 8.38%
Nationwide NVIT International Value Fund Class IV	72,492	$385.05 to $3,944.99	$44,468,736	2.11%	0.60% to 0.75%	2.12% to 2.28%
Nationwide NVIT Growth Fund — Class IV	170,866	$120.71 to $1,224.77	$27,660,164	0.18%	0.60% to 0.75%	18.66% to 18.84%
Van Kampen NVIT Comstock Value Fund — Class IV	141,480	$147.52 to $1,496.75	$28,436,288	1.73%	0.60% to 0.75%	-2.92% to -2.77%
Nationwide Multi-Manager NVIT Small Company Fund — Class IV	142,233	$163.98 to $1,663.76	$29,899,031	0.11%	0.60% to 0.75%	1.39% to 1.54%
Nationwide Multi-Manager NVIT Small Cap Growth Fund — Class IV	142,316	$161.94 to $1,643.02	$29,870,553	1.18%	0.60% to 0.75%	-7.62% to -7.48%
Nationwide NVIT S&P 500 Index Fund — Class IV	410,597	$366.38 to $3,743.89	$196,671,685	1.60%	0.60% to 0.75%	4.32% to 4.48%
Nationwide NVIT Government Bond Fund — Class I	5,229	$117.66	$615,277	4.49%	0.75%	6.35%
Nationwide NVIT Investor Destinations Aggressive Fund — Class II	30,001	$186.96 to $1,898.33	$5,696,603	1.96%	0.60% to 0.75%	5.16% to 5.32%
Nationwide NVIT Investor Destinations Conservative Fund — Class II	3,953	$125.10 to $1,248.09	$517,209	3.85%	0.60% to 0.75%	4.59% to 4.75%
Nationwide NVIT Investor Destinations Moderate Fund — Class II	103,981	$153.58 to $1,544.74	$16,636,748	2.72%	0.60% to 0.75%	4.87% to 5.02%
Nationwide NVIT Investor Destinations Moderately Aggressive Fund — Class II	155,909	$172.95 to $1,750.56	$27,852,303	2.29%	0.60% to 0.75%	5.35% to 5.51%
Nationwide NVIT Investor Destinations Moderately Conservative Fund — Class II	14,050	$139.00 to $1,391.10	$2,137,412	3.26%	0.60% to 0.75%	5.06% to 5.22%
Gartmore NVIT Emerging Markets Fund — Class I	2,485	$496.17 to $4,996.54	$2,614,716	0.70%	0.60% to 0.75%	44.49% to 44.70%
Nationwide NVIT Mid Cap Index Fund — Class I	20,047	$195.42 to $1,967.89	$4,364,270	1.35%	0.60% to 0.75%	6.75% to 6.91%
Federated NVIT High Income Bond Fund — Class I	3,159	$138.05 to $1,390.16	$630,844	7.16%	0.60% to 0.75%	2.36% to 2.51%
Nationwide NVIT Global Financial Services Fund — Class I	1,185	$208.01 to $2,094.70	$292,425	2.66%	0.60% to 0.75%	-1.80% to -1.65%

The Nationwide Provident VLI Separate Account 1
     of Nationwide Life Insurance Company of America
     Notes to Financial Statements — continued

7.	Financial Highlights, continued

	At December 31, 2007			For the Year Ended December 31, 2007

		Unit Fair Value	Policyholders’	Net Investment	Expense Ratio**	Total Return***
	Units	Lowest to Highest	Equity	Income Ratio*	Lowest to Highest	Lowest to Highest

Nationwide NVIT Global Health Sciences Fund — Class I	2,103	$165.12 to $1,662.75	$559,904	0.06%	0.60% to 0.75%	12.31% to 12.48%
Nationwide NVIT Global Technology and Communications Fund — Class I	1,072	$186.59 to $1,878.98	$442,262	0.00%	0.60% to 0.75%	19.19% to 19.37%
Gartmore NVIT Global Utilities Fund — Class I	1,139	$265.80 to $2,676.63	$876,435	2.65%	0.60% to 0.75%	19.53% to 19.71%
Nationwide Multi-Manager NVIT Small Cap Growth Fund — Class I	11,510	$169.33 to $1,705.23	$2,114,898	0.00%	0.60% to 0.75%	8.93% to 9.09%
Nationwide NVIT U.S. Growth Leaders Fund — Class I	10,241	$198.96 to $2,003.60	$2,207,661	0.00%	0.60% to 0.75%	21.57% to 21.75%
Van Kampen NVIT Multi Sector Bond Fund — Class I	12,772	$122.58 to $1,234.39	$1,891,433	4.01%	0.60% to 0.75%	3.84% to 4.00%
Nationwide NVIT International Value Fund — Class III	148,290	$160.03 to $1,609.12	$29,225,522	2.07%	0.60% to 0.75%	2.16% to 2.31%
Gartmore NVIT Emerging Markets Fund — Class III	22,669	$304.73 to $305.85	$6,918,910	0.70%	0.65% to 0.75%	44.46% to 44.60%
Nationwide NVIT Global Financial Services Fund — Class III	2,656	$151.88 to $152.44	$404,427	3.30%	0.65% to 0.75%	-1.86% to -1.77%
Nationwide NVIT Global Health Sciences Fund — Class III	4,539	$121.98 to $122.43	$554,249	0.08%	0.65% to 0.75%	12.38% to 12.49%
Nationwide NVIT Global Technology and Communications Fund — Class III	4,082	$141.56 to $142.08	$578,394	0.00%	0.65% to 0.75%	19.28% to 19.40%
Gartmore NVIT Global Utilities Fund — Class III	10,028	$218.48 to $219.28	$2,195,734	2.46%	0.65% to 0.75%	19.49% to 19.61%
Federated NVIT High Income Bond Fund — Class III	9,487	$117.89 to $118.21	$1,119,687	7.54%	0.65% to 0.75%	2.39% to 2.50%
American Funds NVIT Asset Allocation Fund — Class II	1,044	$110.66	$115,502	2.96%	0.75%	5.34%
American Funds NVIT Bond Fund — Class II	2,900	$107.18	$310,864	10.19%	0.75%	2.21%
American Funds NVIT Global Growth Fund — Class II	3,650	$122.45	$446,988	3.19%	0.75%	13.51%
American Funds NVIT Growth Fund — Class II	2,536	$114.53	$290,487	0.70%	0.75%	11.06%
American Funds NVIT Growth — Income Fund — Class II	738	$98.43	$72,608	1.83%	0.75%	-1.57%	(a)
Fidelity Variable Insurance Products Fund:
Fidelity VIP Equity-Income Portfolio: Initial Class	289,559	$379.86 to $3,881.67	$153,737,798	1.78%	0.60% to 0.75%	0.77% to 0.92%
Fidelity VIP Growth Portfolio: Initial Class	417,459	$356.27 to $3,640.57	$203,857,644	0.82%	0.60% to 0.75%	26.01% to 26.20%
Fidelity VIP High Income Portfolio: Initial Class	54,865	$174.89 to $1,842.15	$14,349,789	7.52%	0.60% to 0.75%	2.01% to 2.17%
Fidelity VIP Overseas Portfolio: Initial Class	88,555	$264.80 to $2,702.85	$37,847,405	3.27%	0.60% to 0.75%	16.43% to 16.61%

The Nationwide Provident VLI Separate Account 1
     of Nationwide Life Insurance Company of America
     Notes to Financial Statements — continued

7.	Financial Highlights, continued

	At December 31, 2007			For the Year Ended December 31, 2007

		Unit Fair Value	Policyholders’	Net Investment	Expense Ratio**	Total Return***
	Units	Lowest to Highest	Equity	Income Ratio*	Lowest to Highest	Lowest to Highest

Fidelity VIP Overseas Portfolio: Initial Class R	150,134	$179.03 to $1,800.20	$32,578,014	3.27%	0.60% to 0.75%	16.47% to 16.65%
Fidelity VIP Equity-Income Portfolio: Service Class	22,053	$172.17	$3,796,843	1.82%	0.75%	0.66%
Fidelity VIP Growth Portfolio: Service Class	14,322	$179.19	$2,566,418	0.58%	0.75%	25.92%
Fidelity VIP Overseas Portfolio: Service Class	948	$250.64	$237,571	3.11%	0.75%	16.33%
Fidelity VIP Overseas Portfolio: Service Class R	12,637	$178.40	$2,254,519	3.20%	0.75%	16.34%
VIP High Income Portfolio — Initial Class R	34,486	$98.41 to $98.48	$3,395,178	10.69%	0.65% to 0.75%	-1.59% to -1.52%	(a)
Fidelity Variable Insurance Products Fund II:
Fidelity VIP II Asset Manager Portfolio: Initial Class	115,363	$258.76 to $2,644.16	$45,597,418	6.09%	0.60% to 0.75%	14.64% to 14.81%
Fidelity VIP II Investment Grade Bond Portfolio: Initial Class	181,072	$208.91 to $2,132.34	$46,640,056	4.31%	0.60% to 0.75%	3.56% to 3.72%
Fidelity VIP II Contrafund Portfolio: Initial Class	329,483	$349.60 to $3,557.68	$156,880,654	0.94%	0.60% to 0.75%	16.71% to 16.88%
Fidelity VIP II Investment Grade Bond Portfolio: Service Class	10,782	$117.84	$1,270,541	4.04%	0.75%	3.43%
Fidelity Variable Insurance Products Fund III:
Fidelity VIP III Mid Cap Portfolio: Service Class	52,370	$260.83 to $2,626.58	$16,478,100	0.71%	0.60% to 0.75%	14.62% to 14.79%
Fidelity VIP III Value Strategies Portfolio: Service Class	11,327	$207.02 to $2,084.71	$2,741,821	0.81%	0.60% to 0.75%	4.81% to 4.96%
Fidelity Variable Insurance Products Fund IV:
Fidelity VIP IV Energy Portfolio: Service Class 2	8,579	$224.99 to $225.59	$1,933,441	0.12%	0.65% to 0.75%	44.55% to 44.69%
Fidelity VIP IV Freedom Fund 2010 Portfolio — Service Class	4,370	$126.34 to $126.67	$553,045	3.35%	0.65% to 0.75%	7.83% to 7.94%
Fidelity VIP IV Freedom Fund 2020 Portfolio — Service Class	6,538	$134.25 to $134.60	$878,659	2.43%	0.65% to 0.75%	9.34% to 9.45%
Fidelity VIP IV Freedom Fund 2030 Portfolio — Service Class	8,209	$139.75 to $140.12	$1,147,827	2.68%	0.65% to 0.75%	10.37% to 10.48%
Lehman Brothers Advisers Management Trust:
Lehman Brothers AMT Short Duration Bond Portfolio — I Class	68,845	$167.47 to $1,709.33	$14,668,779	2.74%	0.60% to 0.75%	3.98% to 4.14%

The Nationwide Provident VLI Separate Account 1
     of Nationwide Life Insurance Company of America
     Notes to Financial Statements — continued

7.	Financial Highlights, continued

	At December 31, 2007			For the Year Ended December 31, 2007

		Unit Fair Value	Policyholders’	Net Investment	Expense Ratio**	Total Return***
	Units	Lowest to Highest	Equity	Income Ratio*	Lowest to Highest	Lowest to Highest

Neuberger Berman Advisers Management Trust:
Neuberger Berman AMT Partners Portfolio I Class	138,527	$161.58 to $3,346.72	$34,328,717	0.64%	0.60% to 0.75%	8.51% to 8.68%
Neuberger Berman AMT Fasciano Portfolio — S Class	6,024	$148.27 to $1,493.10	$1,034,107	0.00%	0.60% to 0.75%	-0.24% to -0.09%
Neuberger Berman AMT Mid Cap Growth Portfolio — I Class	5,229	$221.76 to $2,233.14	$1,539,406	0.00%	0.60% to 0.75%	21.61% to 21.79%
Neuberger Berman AMT Socially Responsive Portfolio — I Class	5,851	$176.98 to $1,782.24	$1,100,244	0.09%	0.60% to 0.75%	6.80% to 6.97%
Neuberger Berman AMT International Portfolio — S Class	7,201	$146.76 to $147.15	$1,057,420	2.69%	0.65% to 0.75%	2.44% to 2.54%
Neuberger Berman AMT Regency Portfolio — S Class	1,683	$130.68 to $131.03	$220,309	0.43%	0.65% to 0.75%	2.28% to 2.38%
Van Eck Worldwide InsuranceTrust:
Van Eck Worldwide Bond Fund: Initial Class	13,677	$202.90 to $2,070.99	$4,795,909	6.13%	0.60% to 0.75%	8.89% to 9.05%
Van Eck Worldwide Hard Assets Fund: Initial Class	11,498	$473.49 to $4,832.97	$9,777,657	0.13%	0.60% to 0.75%	44.27% to 44.48%
Van Eck Worldwide Emerging Markets Fund: Initial Class	56,497	$333.88 to $3,397.77	$31,998,127	0.43%	0.60% to 0.75%	36.58% to 36.79%
Van Eck Worldwide Real Estate Portfolio: Initial Class	11,517	$273.94 to $2,779.38	$4,616,515	1.07%	0.60% to 0.75%	0.13% to 0.28%
Van Eck Worldwide Bond Fund: Class R	26,479	$124.42 to $1,251.06	$4,015,337	5.76%	0.60% to 0.75%	8.99% to 9.16%
Van Eck Worldwide Hard Assets Fund: Class R	24,100	$335.96 to $3,378.10	$11,151,910	0.11%	0.60% to 0.75%	44.24% to 44.45%
Van Eck Worldwide Emerging Markets Fund: Class R	49,551	$313.44 to $3,151.67	$19,841,880	0.40%	0.60% to 0.75%	36.53% to 36.74%
Van Eck Worldwide Real Estate Portfolio: Class R	24,320	$201.61 to $2,027.19	$6,617,437	0.95%	0.60% to 0.75%	0.19% to 0.35%
The Alger American Fund:
Alger American Small Capitalization Portfolio: Class O Shares	183,894	$162.95 to $1,658.29	$39,481,884	0.00%	0.60% to 0.75%	16.36% to 16.54%
Wells Fargo Advantage Variable Trust Funds:
Wells Fargo Advantage VT Discovery Fund	133,855	$84.42 to $853.97	$11,868,973	0.00%	0.60% to 0.75%	21.41% to 21.59%
Wells Fargo VT Opportunity Fund — Investor Class	58,374	$138.83 to $1,404.42	$8,644,715	0.60%	0.60% to 0.75%	5.83% to 5.99%
Dreyfus Variable Investment Fund:
Dreyfus Variable Investment Fund — Appreciation Portfolio: Initial Shares	31,661	$135.81 to $1,369.71	$4,641,082	1.54%	0.60% to 0.75%	6.33% to 6.49%
Dreyfus Variable Investment Fund — Developing Leaders Portfolio: Initial Shares	879	$135.44 to $1,363.87	$147,110	0.81%	0.60% to 0.75%	-11.73% to -11.59%

The Nationwide Provident VLI Separate Account 1
     of Nationwide Life Insurance Company of America
     Notes to Financial Statements — continued

7.	Financial Highlights, continued

	At December 31, 2007			For the Year Ended December 31, 2007

		Unit Fair Value	Policyholders’	Net Investment	Expense Ratio**	Total Return***
	Units	Lowest to Highest	Equity	Income Ratio*	Lowest to Highest	Lowest to Highest

Dreyfus Investment Portfolios:
Dreyfus Investment Portfolios — Small Cap Stock Index Portfolio: Service Shares	33,536	$192.37 to $1,953.53	$6,785,668	0.37%	0.60% to 0.75%	-1.40% to -1.25%
Dreyfus Stock Index Fund, Inc.:
Dreyfus Stock Index Fund, Inc.: Initial Shares	61,314	$166.65 to $1,678.21	$11,148,730	1.73%	0.60% to 0.75%	4.46% to 4.62%
American Century Variable Portfolios, Inc.:
American Century VP International Fund: Class I	2,778	$186.91 to $1,885.02	$1,188,729	0.64%	0.60% to 0.75%	17.17% to 17.35%
American Century VP Ultra Fund: Class I	17,069	$128.61 to $1,297.10	$2,338,237	0.00%	0.60% to 0.75%	20.11% to 20.29%
American Century VP Value Fund: Class I	50,637	$146.68 to $1,479.32	$8,195,665	1.62%	0.60% to 0.75%	-5.85% to -5.71%
American Century VP Income and Growth Fund: Class I	10,248	$163.22 to $1,680.14	$1,839,959	1.74%	0.60% to 0.75%	-0.82% to -0.67%
American Century VP International Fund: Class III	13,575	$184.76 to $185.44	$2,512,359	0.63%	0.65% to 0.75%	17.17% to 17.29%
American Century VP Mid Cap Value Fund: Class I	3,449	$130.43 to $130.78	$450,566	0.72%	0.65% to 0.75%	-3.04% to -2.94%
American Century VP Vista Fund: Class I	3,062	$171.21 to $171.66	$525,010	0.00%	0.65% to 0.75%	38.72% to 38.86%
American Century Variable Portfolios II, Inc.:
American Century VP Inflation Protection Fund: Class II	13,169	$119.15 to $1,199.89	$1,854,054	4.49%	0.60% to 0.75%	8.67% to 8.83%
Janus Aspen Series:
Janus Aspen Series — Forty Portfolio — Service Shares	17,297	$201.27 to $2,029.84	$4,181,145	0.20%	0.60% to 0.75%	35.61% to 35.81%
Janus Aspen Series — International Growth Portfolio: Service Shares	5,892	$295.98 to $2,985.08	$3,941,557	0.43%	0.60% to 0.75%	27.06% to 27.25%
Janus Aspen Series — Global Technology Portfolio: Service Shares	1,416	$147.78 to $1,490.41	$235,882	0.34%	0.60% to 0.75%	20.78% to 20.97%
Janus Aspen Series — Balanced Portfolio: Service Shares	5,511	$151.22 to $1,522.83	$1,032,293	2.32%	0.60% to 0.75%	9.46% to 9.62%
Janus Aspen Series — INTECH Risk-Managed Core Portfolio: Service Shares	1,135	$181.94 to $1,832.20	$243,433	0.48%	0.60% to 0.75%	5.34% to 5.49%
Janus Aspen Series — International Growth Portfolio: Service II Shares	24,230	$277.43 to $278.44	$6,734,353	0.44%	0.65% to 0.75%	27.11% to 27.24%
Janus Aspen Series — Global Technology Portfolio: Service II Shares	4,592	$150.67 to $151.22	$693,195	0.59%	0.65% to 0.75%	20.84% to 20.96%
Oppenheimer Variable Account Funds:
Oppenheimer Capital Appreciation Fund/VA: Non-Service Shares	41,017	$139.60 to $1,407.89	$6,162,511	0.22%	0.60% to 0.75%	13.29% to 13.46%

The Nationwide Provident VLI Separate Account 1
     of Nationwide Life Insurance Company of America
     Notes to Financial Statements — continued

7.	Financial Highlights, continued

	At December 31, 2007			For the Year Ended December 31, 2007

		Unit Fair Value	Policyholders’	Net Investment	Expense Ratio**	Total Return***
	Units	Lowest to Highest	Equity	Income Ratio*	Lowest to Highest	Lowest to Highest

Oppenheimer Global Securities Fund/VA: Non-Service Shares	9,126	$182.64 to $1,842.01	$3,048,495	1.29%	0.60% to 0.75%	5.52% to 5.68%
Oppenheimer Main Street Fund/VA: Non-Service Shares	24,468	$138.85 to $1,400.32	$3,829,040	0.95%	0.60% to 0.75%	3.64% to 3.80%
Oppenheimer High Income Fund/VA: Non-Service Shares	4,957	$131.58 to $1,325.08	$757,773	7.95%	0.60% to 0.75%	-0.85% to -0.70%
Oppenheimer Main Street Small Cap Fund/VA: Non-Service Shares	11,379	$199.73 to $2,011.29	$2,555,347	0.32%	0.60% to 0.75%	-1.95% to -1.80%
Oppenheimer Global Securities Fund/VA: Class 3	68,253	$162.32 to $162.91	$11,090,536	1.24%	0.65% to 0.75%	5.54% to 5.64%
Oppenheimer High Income Fund/VA: Class 3	2,821	$96.13 to $96.19	$271,194	0.00%	0.65% to 0.75%	-3.87% to -3.81%	(a)
AIM Variable Insurance Funds:
AIM V.I. Basic Value Fund: Series I Shares	15,703	$170.35 to $1,715.45	$3,049,274	0.60%	0.60% to 0.75%	0.78% to 0.93%
AIM V.I. Capital Appreciation Fund: Series I Shares	2,256	$165.36 to $1,665.25	$390,640	0.00%	0.60% to 0.75%	11.17% to 11.34%
AIM V.I. Capital Development Fund: Series I Shares	3,391	$205.39 to $2,068.32	$864,111	0.00%	0.60% to 0.75%	10.01% to 10.18%
Federated Insurance Series:
Federated Quality Bond Fund II: Primary Shares	24,177	$117.15 to $1,140.51	$2,967,644	4.41%	0.60% to 0.75%	4.59% to 4.75%
Federated American Leaders Fund II: Primary Shares	612	$148.00 to $1,490.41	$90,737	1.32%	0.60% to 0.75%	-10.34% to -10.21%
Federated Capital Appreciation Fund II: Primary Shares	770	$162.66 to $1,638.05	$125,461	0.84%	0.60% to 0.75%	9.05% to 9.22%
Franklin Templeton Variable Insurance Products Trust:
Franklin Templeton VIP Franklin Small Cap Value Securities Fund: Class 1	35,735	$200.25 to $2,016.55	$8,178,342	0.86%	0.60% to 0.75%	-2.87% to -2.72%
Franklin Templeton VIP Franklin Rising Dividends Securities Fund: Class 1	55,089	$157.07 to $1,581.75	$9,896,092	2.41%	0.60% to 0.75%	-3.15% to -3.00%
Franklin Templeton VIP Templeton Foreign Securities Fund: Class 1	4,015	$237.10 to $2,387.69	$2,157,443	2.10%	0.60% to 0.75%	14.92% to 15.09%
Franklin Templeton VIP Templeton Developing Markets Securities Fund — Class 3	13,184	$207.02 to $207.58	$2,732,875	2.14%	0.65% to 0.75%	27.73% to 27.86%
Franklin Templeton VIP Templeton Global Income Securities Fund — Class 3	7,296	$121.35 to $121.68	$886,275	2.83%	0.65% to 0.75%	10.20% to 10.31%
AllianceBernstein Variable Products Series Fund Inc:
AllianceBernstein Growth and Income Portfolio: Class A	20,678	$173.13 to $1,743.46	$4,016,345	1.43%	0.60% to 0.75%	4.33% to 4.49%
AllianceBernstein Small / Mid Cap Value Portfolio: Class A	13,917	$197.74 to $1,991.27	$3,263,027	0.94%	0.60% to 0.75%	0.94% to 1.09%

The Nationwide Provident VLI Separate Account 1
     of Nationwide Life Insurance Company of America
     Notes to Financial Statements — continued

7.	Financial Highlights, continued

	At December 31, 2007			For the Year Ended December 31, 2007

		Unit Fair Value	Policyholders’	Net Investment	Expense Ratio**	Total Return***
	Units	Lowest to Highest	Equity	Income Ratio*	Lowest to Highest	Lowest to Highest

MFS Variable Insurance Trust:
MFS Investors Growth Stock Series: Initial Class	4,862	$153.05 to $1,541.29	$862,693	0.32%	0.60% to 0.75%	10.52% to 10.69%
MFS Value Series: Initial Class	18,297	$191.31 to $1,926.52	$4,318,143	0.94%	0.60% to 0.75%	7.10% to 7.26%
Putnam Variable Trust:
Putnam VT Growth & Income Fund: Class IB	2,406	$152.78 to $1,538.53	$404,763	1.47%	0.60% to 0.75%	-6.74% to -6.60%
Putnam VT International Equity Fund: Class IB	560	$222.99 to $2,245.59	$289,937	2.71%	0.60% to 0.75%	7.55% to 7.72%
Putnam VT Voyager Fund: Class IB	3,387	$141.37 to $1,423.61	$494,816	0.00%	0.60% to 0.75%	4.73% to 4.89%
Vanguard Variable Insurance Fund:
Vanguard Equity Income Portfolio	12,966	$169.95	$2,203,522	2.32%	0.95%	3.54%
Vanguard Total Bond Market Index Portfolio	10,397	$119.06	$1,237,874	3.74%	0.95%	5.97%
Vanguard High Yield Bond Portfolio	6,190	$135.08	$836,154	6.36%	0.95%	0.98%
Vanguard Mid Cap Index Portfolio	15,734	$205.14	$3,227,558	1.17%	0.95%	5.13%
Van Kampen — The Universal Institutional Funds, Inc.:
Van Kampen Core Plus Fixed Income Portfolio: Class I	9,965	$117.57 to $1,183.94	$1,564,281	3.46%	0.60% to 0.75%	4.66% to 4.82%
Van Kampen Emerging Markets Debt Portfolio: Class I	1,307	$160.74 to $1,618.66	$467,623	6.93%	0.60% to 0.75%	5.73% to 5.89%
Van Kampen U.S. Real Estate Portfolio: Class I	23,396	$228.00 to $2,295.96	$5,815,477	1.10%	0.60% to 0.75%	-17.69% to -17.57%
T Rowe Price:
T Rowe Price Blue Chip Growth Portfolio — Class II	16,056	$136.40 to $136.76	$2,193,719	0.10%	0.65% to 0.75%	11.64% to 11.76%
T Rowe Price Equity Income Portfolio — Class II	19,103	$127.45 to $127.79	$2,436,788	1.52%	0.65% to 0.75%	2.26% to 2.36%
T Rowe Price Limited Term Bond Portfolio — Class II	3,708	$108.66 to $108.95	$403,165	4.02%	0.65% to 0.75%	4.43% to 4.54%

The Nationwide Provident VLI Separate Account 1
     of Nationwide Life Insurance Company of America
     Notes to Financial Statements — continued

7.	Financial Highlights, continued

	At December 31, 2006			For the Year Ended December 31, 2006

		Unit Fair Value	Policyholders’	Net Investment	Expense Ratio**	Total Return***
	Units	Lowest to Highest	Equity	Income Ratio*	Lowest to Highest	Lowest to Highest

Gartmore Variable Insurance Trust:
Gartmore GVIT Nationwide Fund — Class IV	163,814	$322.53 to $9,083.77	$152,729,328	1.08%	0.00% to 0.75%	12.78% to 13.63%
Gartmore GVIT Money Market Fund — Class IV	277,898	$159.84 to $3,073.20	$57,699,776	4.56%	0.00% to 0.75%	3.89% to 4.67%
Gartmore GVIT Government Bond Fund — Class IV	76,487	$225.30 to $4,988.27	$25,407,189	4.11%	0.00% to 0.75%	2.57% to 3.34%
JP Morgan GVIT Balanced Fund Class IV	57,587	$296.10 to $4,555.80	$39,020,861	2.36%	0.35% to 0.75%	11.46% to 11.91%
Gartmore GVIT Mid Cap Growth Fund — Class IV	97,321	$480.32 to $7,229.62	$71,620,470	0.00%	0.60% to 0.75%	9.11% to 9.28%
Gartmore GVIT International Value Fund Class IV	85,335	$377.04 to $3,857.14	$50,355,415	2.08%	0.60% to 0.75%	21.82% to 22.01%
Gartmore GVIT Growth Fund Class IV	190,353	$101.73 to $1,030.63	$25,958,306	0.05%	0.60% to 0.75%	5.38% to 5.54%
Van Kampen GVIT Comstock Value Fund — Class IV	151,538	$151.96 to $1,539.45	$31,759,847	1.74%	0.60% to 0.75%	15.07% to 15.25%
Gartmore GVIT Small Company Fund — Class IV	150,845	$161.74 to $1,638.55	$31,093,042	0.11%	0.60% to 0.75%	11.21% to 11.37%
Gartmore GVIT Small Cap Value Fund — Class IV	157,866	$175.30 to $1,775.93	$36,341,552	0.45%	0.60% to 0.75%	16.53% to 16.70%
Gartmore GVIT S&P 500 Index Fund — Class IV	448,660	$351.21 to $3,583.44	$205,037,176	1.65%	0.60% to 0.75%	14.46% to 14.63%
Gartmore GVIT Government Bond Fund — Class I	4,897	$110.64	$541,768	4.29%	0.75%	2.57%
Gartmore GVIT Investor Destinations Aggressive Fund — Class II	23,860	$177.78 to $1,802.42	$4,314,572	2.14%	0.60% to 0.75%	16.00% to 16.17%
Gartmore GVIT Investor Destinations Conservative Fund — Class II	3,363	$119.61 to $1,191.53	$445,352	3.10%	0.60% to 0.75%	5.37% to 5.53%
Gartmore GVIT Investor Destinations Moderate Fund — Class II	82,512	$146.46 to $1,470.85	$12,662,728	2.45%	0.60% to 0.75%	10.52% to 10.69%
Gartmore GVIT Investor Destinations Moderately Aggressive Fund — Class II	119,754	$164.16 to $1,659.11	$20,141,018	2.34%	0.60% to 0.75%	13.69% to 13.86%
Gartmore GVIT Investor Destinations Moderately Conservative Fund — Class II	10,321	$132.30 to $1,322.06	$1,474,196	2.83%	0.60% to 0.75%	7.61% to 7.78%
Gartmore GVIT Emerging Markets Fund — Class I	2,474	$343.40 to $3,452.94	$1,582,475	0.68%	0.60% to 0.75%	35.70% to 35.90%
Gartmore GVIT Mid Cap Index Fund — Class I	19,628	$183.06 to $1,840.65	$3,947,292	1.15%	0.60% to 0.75%	9.07% to 9.23%
Federated GVIT High Income Bond Fund — Class I	5,094	$134.86 to $1,356.06	$860,718	7.16%	0.60% to 0.75%	9.78% to 9.94%
Gartmore GVIT Global Financial Services Fund — Class I	1,502	$211.81 to $2,129.80	$457,003	1.85%	0.60% to 0.75%	19.42% to 19.60%
Gartmore GVIT Global Health Sciences Fund — Class I	2,526	$147.02 to $1,478.26	$1,013,140	0.00%	0.60% to 0.75%	1.94% to 2.09%
Gartmore GVIT Global Technology and Communications Fund — Class I	870	$156.54 to $1,574.07	$200,855	0.00%	0.60% to 0.75%	10.34% to 10.51%

The Nationwide Provident VLI Separate Account 1
     of Nationwide Life Insurance Company of America
     Notes to Financial Statements — continued

7.	Financial Highlights, continued

	At December 31, 2006			For the Year Ended December 31, 2006

		Unit Fair Value	Policyholders’	Net Investment	Expense Ratio**	Total Return***
	Units	Lowest to Highest	Equity	Income Ratio*	Lowest to Highest	Lowest to Highest

Gartmore GVIT Global Utilities Fund — Class I	985	$222.37 to $2,235.92	$526,305	2.73%	0.60% to 0.75%	36.54% to 36.74%
Gartmore GVIT Small Cap Growth Fund — Class I	7,850	$155.46 to $1,563.14	$1,266,420	0.00%	0.60% to 0.75%	2.44% to 2.59%
Gartmore GVIT U.S. Growth Leaders Fund — Class I	10,539	$163.67 to $1,645.68	$1,864,404	0.29%	0.60% to 0.75%	-1.03% to -0.88%
Van Kampen GVIT Multi Sector Bond Fund — Class I	12,056	$118.05 to $1,186.96	$1,719,332	4.29%	0.60% to 0.75%	4.06% to 4.21%
Gartmore GVIT International Value Fund — Class III	169,162	$156.65 to $1,572.75	$31,620,607	2.02%	0.60% to 0.75%	21.83% to 22.01%
Gartmore GVIT Emerging Markets Fund — Class III	18,901	$210.95 to $211.51	$3,992,157	0.70%	0.65% to 0.75%	35.63% to 35.76%
Gartmore GVIT Global Financial Services Fund — Class III	2,443	$154.77 to $155.18	$378,832	1.82%	0.65% to 0.75%	19.44% to 19.56%
Gartmore GVIT Global Health Sciences Fund — Class III	5,642	$108.55 to $108.84	$612,790	0.00%	0.65% to 0.75%	1.94% to 2.04%
Gartmore GVIT Global Technology and Communications Fund — Class III	5,206	$118.68 to $119.00	$618,360	0.00%	0.65% to 0.75%	10.25% to 10.36%
Gartmore GVIT Global Utilities Fund — Class III	11,033	$182.85 to $183.33	$2,020,297	2.88%	0.65% to 0.75%	36.57% to 36.70%
Federated GVIT High Income Bond Fund — Class III	7,786	$115.14 to $115.33	$897,186	8.08%	0.65% to 0.75%	9.77% to 9.88%
American Funds GVIT Asset Allocation Fund — Class II	288	$105.05	$30,253	1.92%	0.75%	5.05%	(a)
American Funds GVIT Bond Fund — Class II	147	$104.87	$15,416	0.01%	0.75%	4.87%	(a)
American Funds GVIT Global Growth Fund — Class II	432	$107.88	$46,592	0.16%	0.75%	7.88%	(a)
American Funds GVIT Growth Fund — Class II	977	$103.13	$100,792	0.93%	0.75%	3.13%	(a)
Fidelity Variable Insurance Products Fund:
Fidelity VIP Equity-Income Portfolio: Initial Class	310,744	$376.97 to $3,846.29	$161,898,388	3.31%	0.60% to 0.75%	19.30% to 19.48%
Fidelity VIP Growth Portfolio: Initial Class	461,606	$282.73 to $2,884.74	$178,505,394	0.39%	0.60% to 0.75%	6.05% to 6.21%
Fidelity VIP High Income Portfolio: Initial Class	80,318	$171.43 to $1,803.06	$18,791,029	7.64%	0.60% to 0.75%	10.41% to 10.57%
Fidelity VIP Overseas Portfolio: Initial Class	106,054	$227.43 to $2,317.92	$37,412,374	0.89%	0.60% to 0.75%	17.20% to 17.38%
Fidelity VIP Overseas Portfolio: Initial Class R	145,516	$153.71 to $1,543.24	$27,032,323	0.81%	0.60% to 0.75%	17.14% to 17.31%
Fidelity VIP Equity-Income Portfolio: Service Class	18,502	$171.05	$3,164,664	3.04%	0.75%	19.18%
Fidelity VIP Growth Portfolio: Service Class	13,173	$142.31	$1,874,679	0.21%	0.75%	5.94%
Fidelity VIP Overseas Portfolio: Service Class	1,049	$215.46	$226,088	0.81%	0.75%	17.07%
Fidelity VIP Overseas Portfolio: Service Class R	10,294	$153.34	$1,578,430	0.61%	0.75%	17.07%

The Nationwide Provident VLI Separate Account 1
     of Nationwide Life Insurance Company of America
     Notes to Financial Statements — continued

7.	Financial Highlights, continued

	At December 31, 2006			For the Year Ended December 31, 2006

		Unit Fair Value	Policyholders’	Net Investment	Expense Ratio**	Total Return***
	Units	Lowest to Highest	Equity	Income Ratio*	Lowest to Highest	Lowest to Highest

Fidelity Variable Insurance Products Fund II:
Fidelity VIP II Asset Manager Portfolio: Initial Class	126,173	$225.72 to $2,303.09	$42,928,990	2.72%	0.60% to 0.75%	6.52% to 6.68%
Fidelity VIP II Investment Grade Bond Portfolio: Initial Class	209,573	$201.72 to $2,055.87	$50,833,390	3.88%	0.60% to 0.75%	3.57% to 3.73%
Fidelity VIP II Contrafund Portfolio: Initial Class	354,948	$299.55 to $3,043.75	$142,858,160	1.28%	0.60% to 0.75%	10.88% to 11.05%
Fidelity VIP II Investment Grade Bond Portfolio: Service Class	10,341	$113.94	$1,178,224	3.44%	0.75%	3.52%
Fidelity Variable Insurance Products Fund III:
Fidelity VIP III Mid Cap Portfolio: Service Class	53,198	$227.56 to $2,288.11	$14,488,640	0.25%	0.60% to 0.75%	11.75% to 11.92%
Fidelity VIP III Value Strategies Portfolio: Service Class	10,422	$197.52 to $1,986.11	$2,392,941	0.49%	0.60% to 0.75%	15.33% to 15.50%
Fidelity Variable Insurance Products Fund IV:
Fidelity VIP IV Energy Portfolio: Service Class 2	6,071	$155.65 to $155.91	$945,548	0.72%	0.65% to 0.75%	15.75% to 15.86%
Fidelity VIP IV Freedom Fund 2010 Portfolio — Service Class	1,284	$117.16 to $117.36	$150,734	1.73%	0.65% to 0.75%	8.96% to 9.07%
Fidelity VIP IV Freedom Fund 2020 Portfolio — Service Class	3,434	$122.78 to $122.98	$421,728	1.54%	0.65% to 0.75%	10.98% to 11.09%
Fidelity VIP IV Freedom Fund 2030 Portfolio — Service Class	2,127	$126.61 to $126.82	$269,394	2.41%	0.65% to 0.75%	12.31% to 12.42%
Neuberger Berman Advisers Management Trust:
Neuberger Berman AMT Limited Maturity Bond Portfolio — I Class	72,788	$161.05 to $1,641.35	$14,923,733	3.13%	0.60% to 0.75%	3.43% to 3.58%
Neuberger Berman AMT Partners Portfolio Class I	158,015	$148.90 to $3,079.47	$34,027,708	0.71%	0.60% to 0.75%	11.40% to 11.57%
Neuberger Berman AMT Fasciano Portfolio — S Class	5,940	$148.63 to $1,494.44	$1,028,864	0.00%	0.60% to 0.75%	4.47% to 4.62%
Neuberger Berman AMT Mid Cap Growth Portfolio — I Class	3,483	$182.35 to $1,833.58	$775,995	0.00%	0.60% to 0.75%	13.84% to 14.01%
Neuberger Berman AMT Socially Responsive Portfolio — I Class	5,451	$165.70 to $1,666.17	$948,821	0.17%	0.60% to 0.75%	12.86% to 13.02%
Neuberger Berman AMT International Portfolio — S Class	3,252	$143.27 to $143.50	$466,192	0.25%	0.65% to 0.75%	22.53% to 22.66%
Neuberger Berman AMT Regency Portfolio — S Class	1,061	$127.77 to $127.98	$135,667	0.50%	0.65% to 0.75%	10.11% to 10.22%
Van Eck Worldwide InsuranceTrust:
Van Eck Worldwide Bond Fund — Initial Class	15,761	$186.34 to $1,899.10	$4,697,166	8.83%	0.60% to 0.75%	5.69% to 5.85%
Van Eck Worldwide Hard Assets Fund — Initial Class	13,836	$328.21 to $3,345.02	$8,254,908	0.06%	0.60% to 0.75%	23.56% to 23.75%
Van Eck Worldwide Emerging Markets Fund — Initial Class	65,596	$244.46 to $2,483.98	$27,532,833	0.60%	0.60% to 0.75%	38.45% to 38.66%

The Nationwide Provident VLI Separate Account 1
     of Nationwide Life Insurance Company of America
     Notes to Financial Statements — continued

7.	Financial Highlights, continued

	At December 31, 2006			For the Year Ended December 31, 2006

		Unit Fair Value	Policyholders’	Net Investment	Expense Ratio**	Total Return***
	Units	Lowest to Highest	Equity	Income Ratio*	Lowest to Highest	Lowest to Highest

Van Eck Worldwide Real Estate Fund — Initial Class	13,258	$273.58 to $2,771.53	$5,209,377	1.55%	0.60% to 0.75%	29.94% to 30.14%
Van Eck Worldwide Bond Fund — Class R1	23,711	$114.15 to $1,146.09	$3,333,139	7.46%	0.60% to 0.75%	5.60% to 5.76%
Van Eck Worldwide Hard Assets Fund — Class R1	23,664	$232.92 to $2,338.52	$7,147,905	0.06%	0.60% to 0.75%	23.61% to 23.79%
Van Eck Worldwide Emerging Markets Fund — Class R1	50,796	$229.57 to $2,304.88	$14,924,859	0.55%	0.60% to 0.75%	38.49% to 38.70%
Van Eck Worldwide Real Estate Fund — Class R1	22,052	$201.22 to $2,020.21	$5,506,576	1.42%	0.60% to 0.75%	29.83% to 30.03%
The Alger American Fund:
Alger American Small Capitalization Portfolio: Class O Shares	201,820	$140.04 to $1,422.98	$36,757,345	0.00%	0.60% to 0.75%	19.12% to 19.30%
Wells Fargo Advantage Variable Trust Funds
Wells Fargo Advantage VT Discovery Fund	142,861	$69.54 to $702.35	$10,355,423	0.00%	0.60% to 0.75%	13.79% to 13.96%
Wells Fargo VT Opportunity Fund	60,023	$131.18 to $1,325.02	$8,442,541	0.00%	0.60% to 0.75%	11.38% to 11.55%
Dreyfus Variable Investment Fund:
Dreyfus Appreciation Portfolio: Initial Shares	32,783	$127.73 to $1,286.26	$4,497,830	1.54%	0.60% to 0.75%	15.61% to 15.78%
Dreyfus Developing Leaders Portfolio: Initial Shares	1,095	$153.43 to $1,542.74	$222,638	0.42%	0.60% to 0.75%	3.00% to 3.15%
Dreyfus Investment Portfolios:
Dreyfus Small Cap Stock Index Portfolio: Service Shares	29,618	$195.10 to $1,978.31	$6,138,847	0.36%	0.60% to 0.75%	13.56% to 13.73%
Dreyfus Stock Index Fund, Inc.:
Dreyfus Stock Index Fund: Initial Shares	62,009	$159.53 to $1,604.06	$10,690,871	1.67%	0.60% to 0.75%	14.64% to 14.81%
American Century Variable Portfolios, Inc.:
American Century VP International Fund: Class I	3,313	$159.52 to $1,606.37	$1,042,520	1.58%	0.60% to 0.75%	24.09% to 24.28%
American Century VP Ultra Fund: Class I	18,237	$107.08 to $1,078.33	$2,030,698	0.00%	0.60% to 0.75%	-4.00% to -3.85%
American Century VP Value Fund: Class I	54,195	$155.79 to $1,568.88	$9,355,194	1.28%	0.60% to 0.75%	17.77% to 17.95%
American Century VP Income and Growth Fund: Class I	10,276	$164.56 to $1,691.44	$1,828,849	1.69%	0.60% to 0.75%	16.21% to 16.39%
American Century VP International Fund: Class III	12,193	$157.68 to $158.10	$1,925,119	1.31%	0.65% to 0.75%	24.09% to 24.22%
American Century VP Mid Cap Value Fund: Class I	2,012	$134.52 to $134.74	$270,859	1.05%	0.65% to 0.75%	19.40% to 19.52%
American Century VP Vista Fund: Class I	1,069	$123.42 to $123.62	$132,041	0.00%	0.65% to 0.75%	8.20% to 8.30%
American Century Variable Portfolios II, Inc.:
American Century VP Inflation Protection Fund: Class II	12,803	$109.64 to $1,102.50	$1,624,404	3.43%	0.60% to 0.75%	0.83% to 0.98%

The Nationwide Provident VLI Separate Account 1
     of Nationwide Life Insurance Company of America
     Notes to Financial Statements — continued

7.	Financial Highlights, continued

	At December 31, 2006			For the Year Ended December 31, 2006

		Unit Fair Value	Policyholders’	Net Investment	Expense Ratio**	Total Return***
	Units	Lowest to Highest	Equity	Income Ratio*	Lowest to Highest	Lowest to Highest

Janus Aspen Series:
Janus Aspen Series — Forty Portfolio: Service Shares	14,008	$148.42 to $1,494.58	$2,333,227	0.14%	0.60% to 0.75%	8.30% to 8.47%
Janus Aspen Series — International Growth Portfolio: Service Shares	5,388	$232.95 to $2,345.86	$2,616,531	1.97%	0.60% to 0.75%	45.54% to 45.75%
Janus Aspen Series — Global Technology Portfolio: Service Shares	1,499	$122.35 to $1,232.09	$203,635	0.00%	0.60% to 0.75%	7.02% to 7.18%
Janus Aspen Series — Balanced Portfolio: Service Shares	6,135	$138.15 to $1,389.13	$1,014,333	1.94%	0.60% to 0.75%	9.59% to 9.76%
Janus Aspen Series — Risk Managed Core Portfolio: Service Shares	1,125	$172.73 to $1,736.78	$231,276	0.13%	0.60% to 0.75%	9.94% to 10.11%
Janus Aspen Series — International Growth Portfolio: Service II Shares	16,893	$218.26 to $218.84	$3,701,931	2.40%	0.65% to 0.75%	45.60% to 45.75%
Janus Aspen Series — Global Technology Portfolio: Service II Shares	1,946	$124.68 to $125.02	$242,903	0.00%	0.65% to 0.75%	7.14% to 7.24%
Oppenheimer Variable Account Funds:
Oppenheimer Capital Appreciation Fund/VA: Non-Service Shares	41,327	$123.22 to $1,240.84	$5,452,982	0.34%	0.60% to 0.75%	7.14% to 7.30%
Oppenheimer Global Securities Fund/VA: Non-Service Shares	9,975	$173.09 to $1,743.01	$2,878,348	1.01%	0.60% to 0.75%	16.81% to 16.99%
Oppenheimer Main Street Fund/VA: Non-Service Shares	23,629	$133.97 to $1,349.11	$3,569,662	1.06%	0.60% to 0.75%	14.17% to 14.34%
Oppenheimer High Income Fund/VA: Non-Service Shares	7,314	$132.71 to $1,334.46	$1,085,691	6.94%	0.60% to 0.75%	8.61% to 8.77%
Oppenheimer Main Street Small Cap Fund/VA: Non-Service Shares	10,503	$203.70 to $2,048.24	$2,368,572	0.14%	0.60% to 0.75%	14.14% to 14.31%
Oppenheimer Global Securities Fund/VA: Class 3	60,153	$153.80 to $154.21	$9,258,685	0.85%	0.65% to 0.75%	16.81% to 16.93%
AIM Variable Insurance Funds:
AIM V.I. Basic Value Fund Series I Shares	15,813	$169.03 to $1,699.59	$3,042,844	0.41%	0.60% to 0.75%	12.36% to 12.53%
AIM V.I. Capital Appreciation Fund Series I Shares	2,210	$148.75 to $1,495.64	$343,574	0.06%	0.60% to 0.75%	5.51% to 5.67%
AIM V.I. Capital Development Fund Series I Shares	2,821	$186.70 to $1,877.25	$683,524	0.00%	0.60% to 0.75%	15.65% to 15.82%
Federated Insurance Series:
Federated Quality Bond Fund II: Primary Shares	23,630	$112.01 to $1,088.79	$2,724,035	3.99%	0.60% to 0.75%	3.38% to 3.53%
Federated American Leaders Fund II: Primary Shares	644	$165.08 to $1,659.84	$148,881	1.27%	0.60% to 0.75%	15.94% to 16.11%
Federated Capital Appreciation Fund II: Primary Shares	920	$149.16 to $1,499.78	$163,415	0.76%	0.60% to 0.75%	15.35% to 15.52%

The Nationwide Provident VLI Separate Account 1
     of Nationwide Life Insurance Company of America
     Notes to Financial Statements — continued

7.	Financial Highlights, continued

	At December 31, 2006			For the Year Ended December 31, 2006

		Unit Fair Value	Policyholders’	Net Investment	Expense Ratio**	Total Return***
	Units	Lowest to Highest	Equity	Income Ratio*	Lowest to Highest	Lowest to Highest

Franklin Templeton Variable Insurance Products Trust:
Franklin Templeton VIP Franklin Small Cap Value Securities Fund — Class I	36,733	$206.17 to $2,073.03	$8,565,153	0.83%	0.60% to 0.75%	16.43% to 16.60%
Franklin Templeton VIP Franklin Rising Dividends Securities Fund — Class I	57,462	$162.18 to $1,630.69	$10,654,504	1.13%	0.60% to 0.75%	16.55% to 16.73%
Franklin Templeton VIP Templeton Foreign Securities Fund Class 1	4,317	$206.32 to $2,074.59	$1,837,323	1.37%	0.60% to 0.75%	20.79% to 20.97%
Franklin Templeton VIP Templeton Developing Markets Securities Fund — Class 3	7,730	$162.08 to $162.35	$1,253,547	1.15%	0.65% to 0.75%	27.21% to 27.34%
Franklin Templeton VIP Templeton Global Income Securities Fund — Class 3	4,632	$110.12 to $110.30	$510,397	3.41%	0.65% to 0.75%	12.00% to 12.11%
AllianceBernstein Variable Products Series Fund Inc:
AllianceBernstein Growth and Income Portfolio: Class A	23,141	$165.95 to $1,668.60	$4,292,206	1.36%	0.60% to 0.75%	16.41% to 16.59%
AllianceBernstein Small/Mid Cap Value Portfolio: Class A	13,955	$195.90 to $1,969.75	$3,116,027	0.40%	0.60% to 0.75%	13.57% to 13.74%
MFS Variable Insurance Trust:
MFS Investors Growth Stock Series — Initial Class	5,315	$138.48 to $1,392.46	$844,070	0.00%	0.60% to 0.75%	6.77% to 6.93%
MFS Value Series: Initial Class	17,085	$178.63 to $1,796.14	$3,644,662	1.06%	0.60% to 0.75%	19.94% to 20.12%
Putnam Variable Trust:
Putnam VT Growth & Income Fund — IB Class	2,837	$163.83 to $1,647.31	$567,734	1.35%	0.60% to 0.75%	15.05% to 15.22%
Putnam VT International Equity Fund — IB Class	728	$207.33 to $2,084.75	$229,635	0.58%	0.60% to 0.75%	26.77% to 26.96%
Putnam VT Voyager Fund — IB Class	3,775	$134.99 to $1,357.30	$1,006,933	0.11%	0.60% to 0.75%	4.65% to 4.81%
Vanguard Variable Insurance Fund:
Vanguard Equity Income Portfolio	11,748	$164.14	$1,928,212	2.52%	0.95%	19.56%
Vanguard Total Bond Market Index Portfolio	9,537	$112.35	$1,071,517	3.61%	0.95%	3.32%
Vanguard High Yield Bond Portfolio	4,963	$133.76	$663,844	6.78%	0.95%	7.25%
Vanguard Mid Cap Index Portfolio	12,722	$195.12	$2,482,308	0.91%	0.95%	12.68%
Van Kampen — The Universal Institutional Funds, Inc.:
Van Kampen Core Plus Fixed Income Portfolio: Class I	9,217	$112.33 to $1,129.51	$1,174,089	3.96%	0.60% to 0.75%	2.96% to 3.11%
Van Kampen Emerging Markets Debt Portfolio: Class I	1,475	$152.02 to $1,528.60	$333,584	8.56%	0.60% to 0.75%	9.98% to 10.15%
Van Kampen U.S. Real Estate Portfolio: Class I	24,171	$277.01 to $2,785.34	$7,516,293	1.05%	0.60% to 0.75%	37.02% to 37.22%

The Nationwide Provident VLI Separate Account 1
     of Nationwide Life Insurance Company of America
     Notes to Financial Statements — continued

7.	Financial Highlights, continued

	At December 31, 2006			For the Year Ended December 31, 2006

		Unit Fair Value	Policyholders’	Net Investment	Expense Ratio**	Total Return***
	Units	Lowest to Highest	Equity	Income Ratio*	Lowest to Highest	Lowest to Highest

T Rowe Price:
T Rowe Price Blue Chip Growth Portfolio — Class II	12,367	$122.17 to $122.38	$1,512,514	0.28%	0.65% to 0.75%	8.51% to 8.62%
T Rowe Price Equity Income Portfolio — Class II	15,244	$124.64 to $124.85	$1,901,205	1.38%	0.65% to 0.75%	17.76% to 17.88%
T Rowe Price Limited Term Bond Portfolio — Class II	2,565	$104.05 to $104.22	$266,960	3.68%	0.65% to 0.75%	3.25% to 3.35%

The Nationwide Provident VLI Separate Account 1
     of Nationwide Life Insurance Company of America
     Notes to Financial Statements — continued

7.	Financial Highlights, continued

	At December 31, 2005			For the Year Ended December 31, 2005

		Unit Fair Value	Policyholders’	Net Investment	Expense Ratio**	Total Return***
	Units	Lowest to Highest	Equity	Income Ratio*	Lowest to Highest	Lowest to Highest

Gartmore Variable Insurance Trust:
Gartmore GVIT Nationwide Fund Class IV	180,931	$285.97 to $7,994.25	$147,435,373	0.91%	0.00% to 0.75%	6.64% to 7.44%
Gartmore GVIT Money Market Fund Class IV	252,986	$153.86 to $2,936.04	$48,229,509	2.78%	0.00% to 0.75%	2.05% to 2.82%
Gartmore GVIT Government Bond Fund Class IV	79,485	$219.66 to $4,827.11	$25,641,945	3.70%	0.00% to 0.75%	2.41% to 3.17%
JP Morgan GVIT Balanced Fund Class IV	64,125	$265.64 to $4,070.96	$37,680,892	2.08%	0.35% to 0.75%	1.86% to 2.26%
Gartmore GVIT Mid Cap Growth Fund Class IV	107,547	$440.20 to $6,615.81	$72,034,687	0.00%	0.60% to 0.75%	9.00% to 9.16%
Dreyfus GVIT International Value Fund Class IV	106,745	$309.50 to $3,161.42	$49,858,746	1.24%	0.60% to 0.75%	11.14% to 11.30%
Gartmore GVIT Growth Fund Class IV	206,946	$96.54 to $976.56	$26,631,211	0.08%	0.60% to 0.75%	5.71% to 5.87%
Van Kampen GVIT Comstock Value — Class IV	160,028	$132.05 to $1,335.79	$29,311,367	1.64%	0.60% to 0.75%	3.58% to 3.74%
Gartmore GVIT Small Company Fund Class IV	163,430	$145.44 to $1,471.20	$30,196,507	0.00%	0.60% to 0.75%	11.48% to 11.65%
Gartmore GVIT Small Cap Value Fund Class IV	176,842	$150.43 to $1,521.74	$35,271,237	0.06%	0.60% to 0.75%	2.30% to 2.45%
Gartmore GVIT Equity 500 Index Fund Class IV	488,766	$306.83 to $3,125.99	$194,582,457	1.60%	0.60% to 0.75%	3.97% to 4.12%
Gartmore GVIT Government Bond Fund Class I	3,214	$107.86	$346,638	3.88%	0.75%	2.49%
Gartmore GVIT Investor Destinations Aggressive Fund Class II	14,900	$153.26 to $1,551.52	$2,295,653	2.08%	0.60% to 0.75%	7.13% to 7.29%
Gartmore GVIT Investor Destinations Conservative Fund Class II	2,899	$113.51 to $1,129.08	$331,408	2.84%	0.60% to 0.75%	2.54% to 2.69%
Gartmore GVIT Investor Destinations Moderate Fund Class II	68,395	$132.51 to $1,328.81	$9,331,048	2.38%	0.60% to 0.75%	4.56% to 4.72%
Gartmore GVIT Investor Destinations Moderately Aggressive Fund Class II	76,925	$144.40 to $1,457.19	$11,457,284	2.21%	0.60% to 0.75%	6.27% to 6.43%
Gartmore GVIT Investor Destinations Moderately Conservative Fund Class II	8,852	$122.94 to $1,226.67	$1,180,073	2.63%	0.60% to 0.75%	3.71% to 3.86%
Gartmore GVIT Emerging Markets Fund Class I	2,726	$253.06 to $2,540.74	$1,290,632	0.56%	0.60% to 0.75%	31.65% to 31.85%
Dreyfus GVIT Mid Cap Index Fund Class I	17,840	$167.83 to $1,685.06	$3,355,812	1.07%	0.60% to 0.75%	11.26% to 11.43%
Federated GVIT High Income Bond Fund Class I	6,710	$122.85 to $1,233.42	$1,112,049	7.68%	0.60% to 0.75%	1.62% to 1.77%
Gartmore GVIT Global Financial Services Fund Class I	1,253	$177.36 to $1,780.72	$326,653	2.03%	0.60% to 0.75%	10.32% to 10.49%
Gartmore GVIT Global Health Sciences Fund Class I	2,685	$144.22 to $1,447.93	$971,300	0.00%	0.60% to 0.75%	7.63% to 7.79%
Gartmore GVIT Global Technology and Communications Fund Class I	1,133	$141.87 to $1,424.42	$176,571	0.00%	0.60% to 0.75%	-1.26% to -1.11%
Gartmore GVIT Global Utilities Fund Class I	981	$162.86 to $1,635.15	$375,256	2.25%	0.60% to 0.75%	5.60% to 5.75%

The Nationwide Provident VLI Separate Account 1
     of Nationwide Life Insurance Company of America
     Notes to Financial Statements — continued

7.	Financial Highlights, continued

	At December 31, 2005			For the Year Ended December 31, 2005

		Unit Fair Value	Policyholders’	Net Investment	Expense Ratio**	Total Return***
	Units	Lowest to Highest	Equity	Income Ratio*	Lowest to Highest	Lowest to Highest

Gartmore GVIT Small Cap Growth Fund Class I	6,754	$151.76 to $1,523.66	$1,049,465	0.00%	0.60% to 0.75%	7.29% to 7.45%
Gartmore GVIT U.S. Growth Leaders Fund Class I	6,666	$165.37 to $1,660.34	$1,302,141	0.00%	0.60% to 0.75%	11.13% to 11.29%
Van Kampen GVIT Multi Sector Bond Fund Class I	9,714	$113.44 to $1,138.98	$1,368,395	3.95%	0.60% to 0.75%	1.42% to 1.57%
Dreyfus GVIT International Value Fund Class III	142,685	$128.58 to $1,288.99	$22,396,340	1.36%	0.60% to 0.75%	11.22% to 11.39%
Gartmore GVIT Emerging Markets Fund Class III	13,678	$155.54 to $155.80	$2,128,827	0.54%	0.65% to 0.75%	31.67% to 31.80%
Gartmore GVIT Global Financial Services Fund Class III	3,758	$129.58 to $129.80	$487,326	2.34%	0.65% to 0.75%	10.34% to 10.45%
Gartmore GVIT Global Health Sciences Fund Class III	4,921	$106.49 to $106.66	$524,450	0.00%	0.65% to 0.75%	7.62% to 7.72%
Gartmore GVIT Global Technology and Communications Fund Class III	6,525	$107.64 to $107.82	$702,733	0.00%	0.65% to 0.75%	-1.25% to -1.16%
Gartmore GVIT Global Utilities Fund Class III	7,071	$133.89 to $134.11	$947,713	2.32%	0.65% to 0.75%	5.69% to 5.79%
Federated GVIT High Income Bond — Class III	2,418	$104.89 to $104.95	$253,481	6.50%	0.65% to 0.75%	4.89% to 4.95%	(a)
The Stripped (“Zero”) U.S. Treasury Securities Fund, Provident Mutual Series A:
Zero Coupon Bond Series Fund	25,062	$292.43 to $4,629.79	$11,819,715	1.54%	0.60% to 1.00%	1.58% to 1.99%
Fidelity Variable Insurance Products Fund:
Fidelity VIP Equity-Income Portfolio Initial Class	336,566	$315.99 to $3,219.28	$146,730,412	1.64%	0.60% to 0.75%	5.08% to 5.23%
Fidelity VIP Growth Portfolio Initial Class	502,778	$266.59 to $2,716.00	$182,818,370	0.51%	0.60% to 0.75%	5.01% to 5.17%
Fidelity VIP High Income Portfolio Initial Class	91,495	$155.27 to $1,630.65	$19,080,223	14.96%	0.60% to 0.75%	1.94% to 2.09%
Fidelity VIP Overseas Portfolio Initial Class	130,400	$194.06 to $1,974.80	$37,349,783	0.70%	0.60% to 0.75%	18.16% to 18.34%
Fidelity VIP Overseas Portfolio Initial Class R	137,020	$131.22 to $1,315.47	$21,341,056	0.60%	0.60% to 0.75%	18.23% to 18.40%
Fidelity VIP Investment Grade Bond Portfolio Service Class	8,327	$110.06	$916,473	3.11%	0.75%	1.32%
Fidelity VIP Equity-Income Portfolio Service Class	11,468	$143.51	$1,645,778	1.07%	0.75%	4.97%
Fidelity VIP Growth Portfolio Service Class	8,095	$134.34	$1,087,517	0.31%	0.75%	4.89%
Fidelity VIP Overseas Portfolio Service Class	1,304	$184.05	$239,921	0.59%	0.75%	18.09%
Fidelity VIP Overseas Portfolio Service Class R	6,705	$130.98	$878,406	0.37%	0.75%	18.04%
Fidelity Variable Insurance Products Fund II:
Fidelity VIP II Asset Manager Portfolio Initial Class	138,727	$211.91 to $2,158.94	$43,992,466	2.76%	0.60% to 0.75%	3.27% to 3.42%

The Nationwide Provident VLI Separate Account 1
     of Nationwide Life Insurance Company of America
     Notes to Financial Statements — continued

7.	Financial Highlights, continued

	At December 31, 2005			For the Year Ended December 31, 2005

		Unit Fair Value	Policyholders’	Net Investment	Expense Ratio**	Total Return***
	Units	Lowest to Highest	Equity	Income Ratio*	Lowest to Highest	Lowest to Highest

Fidelity VIP II Investment Grade Bond Portfolio Initial Class	199,063	$194.77 to $1,982.01	$47,170,260	3.59%	0.60% to 0.75%	1.43% to 1.58%
Fidelity VIP II Contrafund Portfolio Initial Class	365,088	$270.14 to $2,740.88	$131,865,992	0.29%	0.60% to 0.75%	16.07% to 16.24%
Fidelity Variable Insurance Products Fund III:
Fidelity VIP III Mid Cap Portfolio Service Class	49,974	$203.63 to $2,044.44	$12,334,023	0.00%	0.60% to 0.75%	17.32% to 17.50%
Fidelity VIP III Value Strategies Portfolio Service Class	11,040	$171.27 to $1,719.52	$2,189,379	0.00%	0.60% to 0.75%	1.79% to 1.94%
Fidelity Variable Insurance Products Fund IV:
Fidelity VIP Natural Resources Portfolio — Service Class 2	2,430	$134.47 to $134.56	$326,843	0.85%	0.65% to 0.75%	34.47% to 34.56%	(a)
Fidelity VIP Freedom Fund 2010 Portfolio — Service Class	1,252	$107.52 to $107.60	$134,721	0.52%	0.65% to 0.75%	7.52% to 7.60%	(a)
Fidelity VIP Freedom Fund 2020 Portfolio — Service Class	2,865	$110.64 to $110.71	$317,008	0.74%	0.65% to 0.75%	10.64% to 10.71%	(a)
Fidelity VIP Freedom Fund 2030 Portfolio — Service Class	730	$112.74 to $112.81	$82,365	0.90%	0.65% to 0.75%	12.74% to 12.81%	(a)
Neuberger Berman Advisers Management Trust:
Neuberger Berman AMT Limited Maturity Bond Portfolio Class I	82,241	$155.71 to $1,584.62	$16,000,795	2.86%	0.60% to 0.75%	0.69% to 0.84%
Neuberger Berman AMT Partners Portfolio	173,411	$133.66 to $2,760.10	$33,087,823	0.95%	0.60% to 0.75%	17.17% to 17.34%
Neuberger Berman AMT Fasciano Portfolio Class S	5,560	$142.27 to $1,428.38	$958,881	0.00%	0.60% to 0.75%	2.13% to 2.28%
Neuberger Berman AMT Mid Cap Growth Portfolio Class I	3,023	$160.18 to $1,608.26	$541,510	0.00%	0.60% to 0.75%	12.89% to 13.06%
Neuberger Berman AMT Socially Responsive Portfolio	4,176	$146.83 to $1,474.17	$748,034	0.00%	0.60% to 0.75%	6.06% to 6.22%
Neuberger Berman AMT International Portfolio — Class S	616	$116.92 to $117.00	$72,003	0.16%	0.65% to 0.75%	16.92% to 17.00%	(a)
Neuberger Berman AMT Regency Portfolio — Class S	214	$116.04 to $116.12	$24,775	0.00%	0.65% to 0.75%	16.04% to 16.12%	(a)
Van Eck Worldwide InsuranceTrust:
Van Eck Worldwide Bond Fund Initial Class	19,420	$176.31 to $1,794.23	$5,372,232	7.44%	0.60% to 0.75%	-3.75% to -3.61%
Van Eck Worldwide Hard Assets Fund Initial Class	16,311	$265.62 to $2,703.06	$7,706,734	0.32%	0.60% to 0.75%	50.54% to 50.77%
Van Eck Worldwide Emerging Markets Fund Initial Class	78,073	$176.56 to $1,791.42	$22,869,649	0.82%	0.60% to 0.75%	31.01% to 31.21%
Van Eck Worldwide Real Estate Fund Initial Class	15,785	$210.54 to $2,129.71	$4,701,955	2.21%	0.60% to 0.75%	20.11% to 20.29%
Van Eck Worldwide Bond Fund Class R	20,782	$108.10 to $1,083.66	$2,771,982	5.62%	0.60% to 0.75%	-3.83% to -3.69%
Van Eck Worldwide Hard Assets Fund Class R	19,315	$188.44 to $1,889.04	$4,724,798	0.22%	0.60% to 0.75%	50.49% to 50.71%

The Nationwide Provident VLI Separate Account 1
     of Nationwide Life Insurance Company of America
     Notes to Financial Statements — continued

7.	Financial Highlights, continued

	At December 31, 2005			For the Year Ended December 31, 2005

		Unit Fair Value	Policyholders’	Net Investment	Expense Ratio**	Total Return***
	Units	Lowest to Highest	Equity	Income Ratio*	Lowest to Highest	Lowest to Highest

Van Eck Worldwide Emerging Markets Fund Class R	48,585	$165.76 to $1,661.75	$10,258,252	0.66%	0.60% to 0.75%	30.88% to 31.08%
Van Eck Worldwide Real Estate Fund Class R	21,899	$154.98 to $1,553.66	$4,031,485	1.53%	0.60% to 0.75%	20.11% to 20.29%
The Alger American Fund:
Alger American Small Capitalization Portfolio Class O Shares	220,956	$117.56 to $1,192.76	$34,011,465	0.00%	0.60% to 0.75%	16.01% to 16.18%
Strong Variable Insurance Funds, Inc.:
Strong Mid Cap Growth Fund II Investor Class	—	$53.03 to $534.29	—	0.00%	0.60% to 0.75%	-5.59% to -5.55%	(c)
Wells Fargo Advantage Variable Trust Funds
Wells Fargo Advantage Discovery Fund VT	151,219	$61.11 to $616.31	$9,712,121	0.00%	0.60% to 0.75%	15.23% to 15.35%	(c)
Wells Fargo Opportunity Fund VT	64,603	$117.78 to $1,187.83	$8,255,270	0.00%	0.60% to 0.75%	7.08% to 7.24%	(d)
Dreyfus Variable Investment Fund:
Dreyfus Appreciation Portfolio Initial Shares	30,098	$110.48 to $1,110.93	$3,629,774	0.02%	0.60% to 0.75%	3.60% to 3.76%
Dreyfus Developing Leaders Portfolio Initial Shares	1,172	$148.97 to $1,495.62	$247,116	0.00%	0.60% to 0.75%	5.01% to 5.17%
Dreyfus Investment Portfolios:
Dreyfus Small Cap Stock Index Portfolio Service Shares	24,462	$171.81 to $1,739.50	$4,455,409	0.00%	0.60% to 0.75%	6.43% to 6.59%
Dreyfus Stock Index Fund, Inc.:
Dreyfus Stock Index Fund Initial Shares	61,753	$139.16 to $1,397.16	$9,252,054	1.66%	0.60% to 0.75%	3.91% to 4.07%
American Century Variable Portfolios, Inc.:
American Century VP International Fund Class I	3,969	$128.55 to $1,292.55	$873,158	1.11%	0.60% to 0.75%	12.41% to 12.58%
American Century VP Ultra Fund Class I	16,999	$111.54 to $1,121.54	$2,016,032	0.00%	0.60% to 0.75%	1.40% to 1.56%
American Century VP Value Fund Class I	48,615	$132.29 to $1,330.18	$7,102,333	0.73%	0.60% to 0.75%	4.25% to 4.41%
American Century VP Income and Growth Fund Class I	9,347	$141.60 to $1,453.27	$1,477,346	1.89%	0.60% to 0.75%	3.85% to 4.01%
American Century VP International Fund Class III	8,446	$127.07 to $127.28	$1,073,967	0.89%	0.65% to 0.75%	12.26% to 12.37%
American Century VP Mid Cap Value Fund — Class I	343	$112.66 to $112.74	$38,665	1.18%	0.65% to 0.75%	12.66% to 12.74%	(a)
American Century VP Vista Fund — Class I	144	$114.07 to $114.14	$16,429	0.00%	0.65% to 0.75%	14.07% to 14.14%	(a)
American Century Variable Portfolios II, Inc.:
American Century VP Inflation Protection Fund Class II	14,308	$108.74 to $1,091.81	$1,804,271	4.39%	0.60% to 0.75%	0.80% to 0.95%
Janus Aspen Series:
Janus Aspen Forty Portfolio Service Shares	15,883	$137.04 to $1,377.94	$2,448,698	0.01%	0.60% to 0.75%	11.72% to 11.88%
Janus Aspen International Growth Portfolio Service Shares	5,119	$160.06 to $1,609.46	$1,257,866	1.09%	0.60% to 0.75%	30.96% to 31.15%
Janus Aspen Global Technology Portfolio Service Shares	2,605	$114.32 to $1,149.50	$305,529	0.00%	0.60% to 0.75%	10.72% to 10.88%

The Nationwide Provident VLI Separate Account 1
     of Nationwide Life Insurance Company of America
     Notes to Financial Statements — continued

7.	Financial Highlights, continued

	At December 31, 2005			For the Year Ended December 31, 2005

		Unit Fair Value	Policyholders’	Net Investment	Expense Ratio**	Total Return***
	Units	Lowest to Highest	Equity	Income Ratio*	Lowest to Highest	Lowest to Highest

Janus Aspen Balanced Portfolio Service Shares	5,107	$126.06 to $1,265.66	$795,226	2.05%	0.60% to 0.75%	6.86% to 7.02%
Janus Aspen Risk Managed Core Portfolio Service Shares	743	$157.11 to $1,577.35	$162,396	1.43%	0.60% to 0.75%	10.09% to 10.25%
Janus Aspen International Growth Portfolio Service II Shares	5,838	$149.90 to $150.15	$875,717	1.14%	0.65% to 0.75%	31.03% to 31.16%
Janus Aspen Global Technology Portfolio Service II Shares	1,389	$116.38 to $116.57	$161,721	0.00%	0.65% to 0.75%	10.50% to 10.61%
Oppenheimer Variable Account Funds:
Oppenheimer Capital Appreciation Fund VA Initial Class	36,163	$115.00 to $1,156.38	$4,425,073	0.85%	0.60% to 0.75%	4.32% to 4.47%
Oppenheimer Global Securities Fund VA Initial Class	12,525	$148.17 to $1,489.88	$2,747,732	1.05%	0.60% to 0.75%	13.46% to 13.63%
Oppenheimer Main Street Fund VA Initial Class	19,483	$117.34 to $1,179.93	$2,677,128	1.28%	0.60% to 0.75%	5.19% to 5.34%
Oppenheimer High Income Fund VA Initial Class	5,853	$122.20 to $1,226.86	$794,283	6.19%	0.60% to 0.75%	1.55% to 1.70%
Oppenheimer Main Street Small Cap Fund VA Initial Class	7,147	$178.47 to $1,791.80	$1,488,022	0.00%	0.60% to 0.75%	9.10% to 9.26%
Oppenheimer Global Securities Fund/VA Class III	45,095	$131.66 to $131.88	$5,940,612	0.82%	0.65% to 0.75%	13.49% to 13.60%
AIM Variable Insurance Funds:
AIM V.I. Basic Value Fund Series I	15,003	$150.43 to $1,510.36	$2,540,277	0.08%	0.60% to 0.75%	4.95% to 5.11%
AIM V.I. Capital Appreciation Fund Series I	2,030	$140.98 to $1,415.45	$286,635	0.09%	0.60% to 0.75%	8.02% to 8.19%
AIM V.I. Capital Development Fund Series I	2,102	$161.43 to $1,620.77	$463,965	0.00%	0.60% to 0.75%	8.79% to 8.95%
Federated Insurance Series:
Federated Quality Bond Fund II Primary Shares	19,395	$108.35 to $1,051.64	$2,220,225	2.98%	0.60% to 0.75%	0.54% to 0.69%
Federated American Leaders Fund II Primary Shares	597	$142.38 to $1,429.53	$84,882	2.06%	0.60% to 0.75%	4.24% to 4.40%
Federated Capital Appreciation Fund II Primary Shares	788	$129.31 to $1,298.29	$122,669	1.07%	0.60% to 0.75%	1.15% to 1.31%
Franklin Templeton Variable Insurance Products Trust:
Franklin Small Cap Value Securities Fund Class I	34,003	$177.08 to $1,777.85	$6,889,528	0.86%	0.60% to 0.75%	8.18% to 8.34%
Franklin Rising Dividends Securities Fund Class I	61,187	$139.14 to $1,397.00	$9,574,564	0.96%	0.60% to 0.75%	2.91% to 3.06%
Templeton Foreign Securities Fund Class I	5,324	$170.81 to $1,714.94	$1,603,003	1.31%	0.60% to 0.75%	9.65% to 9.82%
Templeton Developing Markets Securities Fund — Class 3	4,063	$127.41 to $127.49	$517,685	0.07%	0.65% to 0.75%	27.41% to 27.49%	(a)
Templeton Global Income Securities Fund — Class 3	1,674	$98.32 to $98.39	$164,647	1.28%	0.65% to 0.75%	-1.68% to -1.61%	(a)
AllianceBernstein Variable Products Series Fund Inc:
AllianceBernstein Growth and Income Portfolio Class A	25,189	$142.55 to $1,431.21	$3,838,046	1.45%	0.60% to 0.75%	4.09% to 4.24%
AllianceBernstein Small/Mid Cap Value Portfolio Class A	12,590	$172.49 to $1,731.84	$2,464,073	0.68%	0.60% to 0.75%	6.12% to 6.28%

The Nationwide Provident VLI Separate Account 1
     of Nationwide Life Insurance Company of America
     Notes to Financial Statements — continued

7.	Financial Highlights, continued

	At December 31, 2005			For the Year Ended December 31, 2005

		Unit Fair Value	Policyholders’	Net Investment	Expense Ratio**	Total Return***
	Units	Lowest to Highest	Equity	Income Ratio*	Lowest to Highest	Lowest to Highest

MFS Variable Insurance Trust:
MFS Investors Growth Stock Series Initial Class	5,019	$129.70 to $1,302.17	$696,805	0.36%	0.60% to 0.75%	3.71% to 3.87%
MFS Value Series Initial Class	14,577	$148.93 to $1,495.29	$2,525,353	0.78%	0.60% to 0.75%	5.87% to 6.02%
Putnam Variable Trust:
Putnam VT Growth & Income Fund Class IB	2,559	$142.40 to $1,429.72	$365,035	1.23%	0.60% to 0.75%	4.44% to 4.60%
Putnam VT International Equity Fund Class IB	885	$163.55 to $1,642.09	$309,159	1.44%	0.60% to 0.75%	11.36% to 11.53%
Putnam VT Voyager Fund Class IB	3,939	$128.99 to $1,295.05	$981,059	0.66%	0.60% to 0.75%	4.91% to 5.06%
Vanguard Variable Insurance Fund:
Vanguard Equity Income Portfolio	8,568	$137.29	$1,176,354	1.99%	0.95%	3.16%
Vanguard Total Bond Market Index Portfolio	6,477	$108.74	$704,467	3.25%	0.95%	1.44%
Vanguard High Yield Bond Portfolio	4,203	$124.72	$524,177	7.28%	0.95%	1.78%
Vanguard Mid Cap Index Portfolio	7,819	$173.17	$1,353,960	0.78%	0.95%	12.90%
Van Kampen — The Universal Institutional Funds, Inc.:
Van Kampen Core Plus Fixed Income Portfolio Class I	9,174	$109.10 to $1,095.42	$1,127,287	3.50%	0.60% to 0.75%	3.44% to 3.59%
Van Kampen Emerging Markets Debt Portfolio Class I	1,667	$138.23 to $1,387.79	$365,662	7.53%	0.60% to 0.75%	11.41% to 11.58%
Van Kampen U.S. Real Estate Portfolio Class I	21,075	$202.17 to $2,029.80	$4,713,181	1.18%	0.60% to 0.75%	16.18% to 16.35%
T Rowe Price
T Rowe Price Blue Chip Growth Portfolio — Class II	2,658	$112.59 to $112.66	$299,227	0.28%	0.65% to 0.75%	12.59% to 12.66%	(a)
T Rowe Price Equity Income Portfolio — Class II	8,420	$105.84 to $105.91	$891,372	1.62%	0.65% to 0.75%	5.84% to 5.91%	(a)
T Rowe Price Limited Term Bond Portfolio — Class II	564	$100.77 to $100.84	$56,684	2.10%	0.65% to 0.75%	0.77% to 0.84%	(a)

The Nationwide Provident VLI Separate Account 1
     of Nationwide Life Insurance Company of America
     Notes to Financial Statements — continued

7.	Financial Highlights, continued

	At December 31, 2004			For the Year Ended December 31, 2004

		Unit Fair Value	Policyholders’	Net Investment	Expense Ratio**	Total Return***
	Units	Lowest to Highest	Equity	Income Ratio*	Lowest to Highest	Lowest to Highest

Gartmore Variable Insurance Trust:
Gartmore GVIT Nationwide Fund Class IV	196,949	$268.17 to $7,440.70	148,990,742	1.28%	0.00% to 0.75%	8.93% to 9.75%
Gartmore GVIT Money Market Fund Class IV	271,364	$150.76 to $2,855.40	50,204,139	0.92%	0.00% to 0.75%	0.18% to 0.94%
Gartmore GVIT Government Bond Fund Class IV	80,349	$214.50 to $4,678.58	25,450,982	5.48%	0.00% to 0.75%	2.49% to 3.27%
JP Morgan GVIT Balanced Fund Class IV	68,429	$260.80 to $3,980.82	38,598,170	2.01%	0.35% to 0.75%	7.73% to 8.16%
Gartmore GVIT Mid Cap Growth Fund Class IV	117,490	$403.85 to $6,060.46	71,047,981	0.00%	0.60% to 0.75%	14.47% to 14.64%
Dreyfus GVIT International Value Fund Class IV	125,900	$278.49 to $2,840.40	52,430,593	2.30%	0.60% to 0.75%	19.14% to 19.32%
Gartmore GVIT Growth Fund Class IV	225,104	$91.33 to $922.44	27,251,767	0.33%	0.60% to 0.75%	7.35% to 7.51%
Comstock GVIT Value Fund Class IV	161,859	$127.49 to $1,287.69	28,533,228	1.33%	0.60% to 0.75%	16.54% to 16.72%
Gartmore GVIT Small Company Fund Class IV	182,925	$130.46 to $1,317.73	30,071,390	0.00%	0.60% to 0.75%	18.13% to 18.31%
Gartmore GVIT Small Cap Value Fund Class IV	189,197	$147.05 to $1,485.29	36,643,867	0.00%	0.60% to 0.75%	16.42% to 16.60%
Gartmore GVIT Equity 500 Index Fund Class IV	525,044	$295.12 to $3,002.19	201,807,031	2.71%	0.60% to 0.75%	9.76% to 9.93%
Gartmore GVIT Government Bond Fund Class I	1,934	$105.24	203,502	5.48%	0.75%	2.49%
Gartmore GVIT Investor Destinations Aggressive Fund Class II	9,680	$143.06 to $1,446.14	1,391,244	1.75%	0.60% to 0.75%	13.17% to 13.34%
Gartmore GVIT Investor Destinations Conservative Fund Class II	2,462	$110.71 to $1,099.50	274,990	1.78%	0.60% to 0.75%	3.87% to 4.03%
Gartmore GVIT Investor Destinations Moderate Fund Class II	40,617	$126.73 to $1,268.97	5,361,774	2.24%	0.60% to 0.75%	8.72% to 8.88%
Gartmore GVIT Investor Destinations Moderately Aggressive Fund Class II	48,687	$135.87 to $1,369.11	6,775,636	2.00%	0.60% to 0.75%	11.26% to 11.42%
Gartmore GVIT Investor Destinations Moderately Conservative Fund Class II	7,325	$118.01 to $1,181.05	934,061	2.59%	0.60% to 0.75%	6.36% to 6.52%
Gartmore GVIT Emerging Markets Fund Class I	3,501	$192.22 to $1,927.06	886,108	1.05%	0.60% to 0.75%	19.84% to 20.02%
Dreyfus GVIT Mid Cap Index Fund Class I	11,798	$150.84 to $1,512.21	2,079,725	0.58%	0.60% to 0.75%	14.87% to 15.04%
Federated GVIT High Income Bond Fund Class I	6,739	$120.89 to $1,211.98	1,080,967	7.64%	0.60% to 0.75%	9.27% to 9.44%
Gartmore GVIT Global Financial Services Fund Class I	1,646	$160.77 to $1,611.68	277,605	1.35%	0.60% to 0.75%	20.09% to 20.27%
Gartmore GVIT Global Health Sciences Fund Class I	2,624	$133.99 to $1,343.25	830,411	0.00%	0.60% to 0.75%	7.05% to 7.21%
Gartmore GVIT Global Technology and Communications Fund Class I	1,954	$143.68 to $1,440.41	296,091	0.00%	0.60% to 0.75%	3.53% to 3.69%

The Nationwide Provident VLI Separate Account 1
     of Nationwide Life Insurance Company of America
     Notes to Financial Statements — continued

7.	Financial Highlights, continued

	At December 31, 2004			For the Year Ended December 31, 2004

		Unit Fair Value	Policyholders’	Net Investment	Expense Ratio**	Total Return***
	Units	Lowest to Highest	Equity	Income Ratio*	Lowest to Highest	Lowest to Highest

Gartmore GVIT Global Utilities Fund Class I	803	$154.23 to $1,546.19	209,397	1.48%	0.60% to 0.75%	29.00% to 29.19%
Gartmore GVIT Small Cap Growth Fund Class I	5,900	$141.45 to $1,418.07	874,492	0.00%	0.60% to 0.75%	12.57% to 12.74%
Gartmore GVIT U.S. Growth Leaders Fund Class I	3,485	$148.81 to $1,491.84	660,354	0.00%	0.60% to 0.75%	11.57% to 11.74%
Van Kampen GVIT Multi Sector Bond Fund Class I	7,900	$111.86 to $1,121.37	1,069,201	4.99%	0.60% to 0.75%	5.74% to 5.90%
Dreyfus GVIT International Value Fund Class III	102,795	$115.61 to $1,157.24	14,007,884	0.85%	0.60% to 0.75%	15.61% to 15.72%	(a)
Gartmore GVIT Emerging Markets Fund Class III	6,238	$118.13 to $118.21	737,078	1.54%	0.65% to 0.75%	18.13% to 18.21%	(a)
Gartmore GVIT Global Financial Services Fund Class III	561	$117.43 to $117.51	65,870	1.35%	0.65% to 0.75%	17.43% to 17.51%	(a)
Gartmore GVIT Global Health Sciences Fund Class III	1,842	$98.95 to $99.02	182,295	0.00%	0.65% to 0.75%	-1.05% to -0.98%	(a)
Gartmore GVIT Global Technology and Communications Fund Class III	3,563	$109.01 to $109.08	388,537	0.00%	0.65% to 0.75%	9.01% to 9.08%	(a)
Gartmore GVIT Global Utilities Fund Class III	2,258	$126.69 to $126.77	286,235	1.42%	0.65% to 0.75%	26.69% to 26.77%	(a)
The Stripped (“Zero”) U.S. Treasury Securities Fund, Provident Mutual Series A:
Zero Coupon Bond Series Fund	26,566	$287.89 to $4,539.64	12,325,976	0.00%	0.60% to 1.00%	-0.01% to 0.39%
Fidelity Variable Insurance Products Fund:
Fidelity VIP Equity-Income Portfolio Initial Class	366,652	$300.72 to $3,059.17	151,069,715	1.53%	0.60% to 0.75%	10.70% to 10.86%
Fidelity VIP Growth Portfolio Initial Class	559,541	$253.87 to $2,582.55	192,438,305	0.27%	0.60% to 0.75%	2.61% to 2.76%
Fidelity VIP High Income Portfolio Initial Class	108,255	$152.33 to $1,597.29	21,748,496	8.62%	0.60% to 0.75%	8.77% to 8.94%
Fidelity VIP Overseas Portfolio Initial Class	164,496	$164.23 to $1,668.81	38,859,321	1.24%	0.60% to 0.75%	12.79% to 12.96%
Fidelity VIP Overseas Portfolio Initial Class R	113,387	$110.99 to $1,111.02	14,497,940	0.00%	0.60% to 0.75%	10.99% to 11.10%	(a)
Fidelity VIP Investment Grade Bond Portfolio Service Class	6,188	$108.63	672,164	2.93%	0.75%	3.54%
Fidelity VIP Equity-Income Portfolio Service Class	5,950	$136.72	813,534	0.52%	0.75%	10.55%
Fidelity VIP Growth Portfolio Service Class	5,452	$128.08	698,296	0.10%	0.75%	2.49%
Fidelity VIP Overseas Portfolio Service Class	1,482	$155.86	230,920	0.94%	0.75%	12.64%
Fidelity VIP Overseas Portfolio Service Class R	2,905	$110.96	322,400	0.00%	0.75%	10.96%	(a)
Fidelity Variable Insurance Products Fund II:
Fidelity VIP II Asset Manager Portfolio Initial Class	157,168	$205.20 to $2,087.47	47,476,280	2.72%	0.60% to 0.75%	4.68% to 4.84%

The Nationwide Provident VLI Separate Account 1
     of Nationwide Life Insurance Company of America
     Notes to Financial Statements — continued

7.	Financial Highlights, continued

	At December 31, 2004			For the Year Ended December 31, 2004

		Unit Fair Value	Policyholders’	Net Investment	Expense Ratio**	Total Return***
	Units	Lowest to Highest	Equity	Income Ratio*	Lowest to Highest	Lowest to Highest

Fidelity VIP II Investment Grade Bond Portfolio Initial Class	192,103	$192.02 to $1,951.14	46,034,857	4.11%	0.60% to 0.75%	3.67% to 3.83%
Fidelity VIP II Contrafund Portfolio Initial Class	371,697	$232.75 to $2,357.96	114,652,659	0.33%	0.60% to 0.75%	14.61% to 14.79%
Fidelity Variable Insurance Products Fund III:
Fidelity VIP III Mid Cap Portfolio Service Class	36,442	$173.56 to $1,739.97	7,590,164	0.00%	0.60% to 0.75%	23.84% to 24.03%
Fidelity VIP III Value Strategies Portfolio Service Class	11,641	$168.25 to $1,686.75	2,540,271	0.00%	0.60% to 0.75%	13.14% to 13.31%
Neuberger Berman Advisers Management Trust:
Neuberger Berman AMT Limited Maturity Bond Portfolio Class I	82,568	$154.65 to $1,571.45	16,075,368	3.63%	0.60% to 0.75%	0.03% to 0.18%
Neuberger Berman AMT Partners Portfolio	186,553	$114.08 to $2,352.19	29,576,931	0.01%	0.60% to 0.75%	18.09% to 18.26%
Neuberger Berman AMT Fasciano Portfolio Class S	5,642	$139.30 to $1,396.50	956,675	0.00%	0.60% to 0.75%	11.04% to 11.21%
Neuberger Berman AMT Mid Cap Growth Portfolio Class I	2,424	$141.89 to $1,422.45	378,771	0.00%	0.60% to 0.75%	15.44% to 15.61%
Neuberger Berman AMT Socially Responsive Portfolio	1,499	$138.44 to $1,387.85	322,367	0.00%	0.60% to 0.75%	12.43% to 12.60%
Van Eck Worldwide InsuranceTrust:
Van Eck Worldwide Bond Fund Initial Class	23,921	$183.19 to $1,861.44	6,542,406	9.29%	0.60% to 0.75%	8.34% to 8.50%
Van Eck Worldwide Hard Assets Fund Initial Class	17,875	$176.44 to $1,792.88	5,244,487	0.41%	0.60% to 0.75%	23.30% to 23.49%
Van Eck Worldwide Emerging Markets Fund Initial Class	93,763	$134.77 to $1,365.32	20,806,544	0.59%	0.60% to 0.75%	24.95% to 25.14%
Van Eck Worldwide Real Estate Fund Initial Class	20,261	$175.29 to $1,770.53	4,739,271	1.57%	0.60% to 0.75%	35.19% to 35.40%
Van Eck Worldwide Bond Fund Class R	15,037	$112.41 to $1,125.19	1,890,358	0.00%	0.60% to 0.75%	12.41% to 12.52%	(a)
Van Eck Worldwide Hard Assets Fund Class R	13,300	$125.22 to $1,253.42	1,942,521	0.00%	0.60% to 0.75%	25.22% to 25.34%	(a)
Van Eck Worldwide Emerging Markets Fund Class R	40,952	$126.65 to $1,267.77	6,224,264	0.00%	0.60% to 0.75%	26.65% to 26.78%	(a)
Van Eck Worldwide Real Estate Fund Class R	13,922	$129.03 to $1,291.57	2,156,401	0.00%	0.60% to 0.75%	29.03% to 29.16%	(a)
The Alger American Fund:
Alger American Small Capitalization Portfolio Class O Shares	240,324	$101.33 to $1,026.62	31,495,575	0.00%	0.60% to 0.75%	15.70% to 15.87%
Strong Variable Insurance Funds, Inc.:
Strong Mid Cap Growth Fund II Investor Class	160,674	$56.17 to $565.67	9,552,388	0.00%	0.60% to 0.75%	18.27% to 18.44%
Strong Opportunity Fund II, Inc.:
Strong Opportunity Fund II Investor Class	78,790	$109.99 to $1,107.63	9,433,245	0.00%	0.60% to 0.75%	17.34% to 17.51%

The Nationwide Provident VLI Separate Account 1
     of Nationwide Life Insurance Company of America
     Notes to Financial Statements — continued

7.	Financial Highlights, continued

	At December 31, 2004			For the Year Ended December 31, 2004

		Unit Fair Value	Policyholders’	Net Investment	Expense Ratio**	Total Return***
	Units	Lowest to Highest	Equity	Income Ratio*	Lowest to Highest	Lowest to Highest

Dreyfus Variable Investment Fund:
Dreyfus Appreciation Portfolio Initial Shares	24,941	$106.64 to $1,070.72	2,879,968	1.89%	0.60% to 0.75%	4.26% to 4.42%
Dreyfus Developing Leaders Portfolio Initial Shares	1,334	$141.85 to $1,422.10	234,394	0.25%	0.60% to 0.75%	10.51% to 10.67%
Dreyfus Investment Portfolios:
Dreyfus Small Cap Stock Index Portfolio Service Shares	17,019	$161.42 to $1,631.90	2,980,808	0.45%	0.60% to 0.75%	20.97% to 21.16%
Dreyfus Stock Index Fund, Inc.:
Dreyfus Stock Index Fund Initial Shares	41,223	$133.92 to $1,342.56	6,128,241	2.15%	0.60% to 0.75%	9.81% to 9.98%
American Century Variable Portfolios, Inc.:
American Century VP International Fund Class I	4,861	$114.35 to $1,148.13	725,999	0.58%	0.60% to 0.75%	14.07% to 14.24%
American Century VP Ultra Fund Class I	13,059	$109.99 to $1,104.35	1,521,673	0.00%	0.60% to 0.75%	9.85% to 10.01%
American Century VP Value Fund Class I	33,418	$126.89 to $1,274.03	4,856,439	0.98%	0.60% to 0.75%	13.48% to 13.65%
American Century VP Income and Growth Fund Class I	8,225	$136.35 to $1,397.29	1,220,343	1.09%	0.60% to 0.75%	12.15% to 12.32%
American Century VP International Fund Class III	5,088	$113.19 to $113.27	576,126	0.00%	0.65% to 0.75%	13.19% to 13.27%	(a)
American Century Variable Portfolios II, Inc.:
American Century VP Inflation Protection Fund Class II	10,112	$107.88 to $1,081.48	1,163,323	3.32%	0.60% to 0.75%	5.02% to 5.18%
Janus Aspen Series:
Janus Aspen Capital Appreciation Portfolio Service Shares	12,839	$122.66 to $1,231.57	1,706,618	0.03%	0.60% to 0.75%	17.09% to 17.26%
Janus Aspen International Growth Portfolio Service Shares	5,556	$122.23 to $1,227.17	717,229	0.84%	0.60% to 0.75%	17.8% to 17.98%
Janus Aspen Global Technology Portfolio Service Shares	3,169	$103.25 to $1,036.66	354,583	0.00%	0.60% to 0.75%	-0.19% to -0.04%
Janus Aspen Balanced Portfolio Service Shares	4,775	$117.97 to $1,182.65	776,451	2.32%	0.60% to 0.75%	7.48% to 7.65%
Janus Aspen Risk Managed Core Portfolio Service Shares	487	$142.71 to $1,430.7	102,404	1.99%	0.60% to 0.75%	16.59% to 16.76%
Janus Aspen International Growth Portfolio Service II Shares	2,868	$114.40 to $114.47	328,151	0.64%	0.65% to 0.75%	14.4% to 14.47%	(a)
Janus Aspen Global Technology Portfolio Service II Shares	725	$105.32 to $105.39	76,312	0.00%	0.65% to 0.75%	5.32% to 5.39%	(a)
Oppenheimer Variable Account Funds:
Oppenheimer Capital Appreciation Fund VA Initial Class	30,951	$110.25 to $1,106.88	3,670,077	0.23%	0.60% to 0.75%	6.14% to 6.3%
Oppenheimer Global Securities Fund VA Initial Class	14,246	$130.60 to $1,311.22	2,469,922	1.40%	0.60% to 0.75%	18.27% to 18.45%

The Nationwide Provident VLI Separate Account 1
     of Nationwide Life Insurance Company of America
     Notes to Financial Statements — continued

7.	Financial Highlights, continued

	At December 31, 2004			For the Year Ended December 31, 2004

		Unit Fair Value	Policyholders’	Net Investment	Expense Ratio**	Total Return***
	Units	Lowest to Highest	Equity	Income Ratio*	Lowest to Highest	Lowest to Highest

Oppenheimer Main Street Fund VA Initial Class	16,479	$111.56 to $1,120.07	2,255,655	0.77%	0.60% to 0.75%	8.64% to 8.8%
Oppenheimer High Income Fund VA Initial Class	4,614	$120.33 to $1,206.31	637,680	4.83%	0.60% to 0.75%	8.15% to 8.31%
Oppenheimer Main Street Small Cap Fund VA Initial Class	5,183	$163.58 to $1,639.87	1,029,299	0.00%	0.60% to 0.75%	18.53% to 18.71%
Oppenheimer Global Securities Fund/VA Class III	25,810	$116.02 to $116.09	2,995,079	0.00%	0.65% to 0.75%	16.02% to 16.09%	(a)
AIM Variable Insurance Funds:
AIM V.I. Basic Value Fund Series I	17,298	$143.34 to $1,436.99	2,690,650	0.00%	0.60% to 0.75%	10.24% to 10.41%
AIM V.I. Capital Appreciation Fund Series I	720	$130.51 to $1,308.34	94,116	0.00%	0.60% to 0.75%	5.83% to 5.99%
AIM V.I. Capital Development Fund Series I	2,451	$148.39 to $1,487.61	431,652	0.00%	0.60% to 0.75%	14.64% to 14.81%
Federated Insurance Series:
Federated Quality Bond Fund II Primary Shares	11,823	$104.35 to $1,044.40	1,371,751	3.27%	0.60% to 0.75%	2.85% to 3.00%
Federated American Leaders Fund II Primary Shares	467	$136.59 to $1,369.34	63,671	1.22%	0.60% to 0.75%	8.96% to 9.12%
Federated Capital Appreciation Fund II Primary Shares	835	$127.83 to $1,281.55	106,720	0.48%	0.60% to 0.75%	6.59% to 6.75%
Franklin Templeton Variable Insurance Products Trust:
Franklin Small Cap Value Securities Fund Class I	22,889	$163.69 to $1,641.03	4,509,111	0.24%	0.60% to 0.75%	23.16% to 23.35%
Franklin Rising Dividends Securities Fund Class I	42,426	$135.21 to $1,355.47	6,747,251	0.59%	0.60% to 0.75%	10.42% to 10.58%
Templeton Foreign Securities Fund Class I	5,670	$155.77 to $1,561.64	1,342,404	1.34%	0.60% to 0.75%	17.98% to 18.16%
Franklin Templeton Variable Insurance Products Trust:
AllianceBernstein Growth and Income Portfolio Class A	18,410	$136.96 to $1,372.98	2,915,703	0.87%	0.60% to 0.75%	10.63% to 10.80%
AllianceBernstein Small Cap Value Portfolio Class A	8,356	$162.55 to $1,629.57	1,562,996	0.22%	0.60% to 0.75%	18.41% to 18.59%
MFS Variable Insurance Trust:
MFS Investors Growth Stock Series Initial Class	4,011	$125.06 to $1,253.71	550,065	0.00%	0.60% to 0.75%	8.37% to 8.53%
MFS Value Series Initial Class	14,385	$140.68 to $1,410.33	2,339,582	0.45%	0.60% to 0.75%	14.32% to 14.49%
Putnam Variable Trust:
Putnam VT Growth & Income Fund Class IB	1,191	$136.34 to $1,366.84	165,116	1.01%	0.60% to 0.75%	10.28% to 10.45%
Putnam VT International Equity Fund Class IB	955	$146.87 to $1,472.35	297,222	1.70%	0.60% to 0.75%	15.33% to 15.50%
Putnam VT Voyager Fund Class IB	2,733	$122.96 to $1,232.65	777,349	0.21%	0.60% to 0.75%	4.25% to 4.40%
Vanguard Variable Insurance Fund:
Vanguard Equity Income Portfolio	6,172	$133.09	821,499	1.24%	0.95%	12.25%

The Nationwide Provident VLI Separate Account 1
     of Nationwide Life Insurance Company of America
     Notes to Financial Statements — continued

7.	Financial Highlights, continued

	At December 31, 2004			For the Year Ended December 31, 2004

		Unit Fair Value	Policyholders’	Net Investment	Expense Ratio**	Total Return***
	Units	Lowest to Highest	Equity	Income Ratio*	Lowest to Highest	Lowest to Highest

Vanguard Total Bond Market Index Portfolio	4,128	$107.20	442,482	3.52%	0.95%	3.22%
Vanguard High Yield Bond Portfolio	3,298	$122.54	404,091	4.53%	0.95%	7.50%
Vanguard Mid Cap Index Portfolio	4,286	$153.38	657,363	0.48%	0.95%	19.18%
Van Kampen — The Universal Institutional Funds, Inc.:
Van Kampen Core Plus Fixed Income Portfolio Class I	4,885	$105.48 to $1,057.43	579,942	3.75%	0.60% to 0.75%	3.59% to 3.74%
Van Kampen Emerging Markets Debt Portfolio Class I	1,732	$124.06 to $1,243.75	270,709	6.72%	0.60% to 0.75%	9.24% to 9.40%
Van Kampen U.S. Real Estate Portfolio Class I	14,908	$174.02 to $1,744.52	2,902,313	1.53%	0.60% to 0.75%	35.38% to 35.58%

*	These ratios represent the dividends, excluding distributions of capital gains, received by the subaccount from the underlying mutual fund, net of management fees assessed by the fund manager, divided by average net assets. These ratios exclude those expenses, such as mortality and expense charges, that result in direct reductions in the unit values on redemption of units. The recognition of investment income by the subaccount is affected by the timing of the declaration of dividends by the underlying fund in which the subaccounts invest.

**	These ratios represent the range of annualized policy expenses of the Separate Account, consisting primarily of mortality and expense charges, for each period indicated. The ratios include only those expenses that result in a direct reduction to unit values. Charges made directly to policyholder accounts through the redemption of units and expenses of the underlying fund are excluded.

***	These ratios represent the range of minimum and maximum total return for the period indicated and includes a deduction only for expenses assessed through the daily unit value calculation (included in the expense ratio). The total return does not include any expenses assessed through the redemption of units; inclusion of these expenses in the calculation would result in a reduction in the total return presented.

(a)	Note that these funds were added during the year and the total returns are not annualized. Minimum and maximim ranges are not shown for underlying mutual fund options for which a single policy expense rate is representative of all units issued and outstanding at period end.

(c)	Effective the close of business on April 8, 2005, Strong Variable Insurance Funds Inc merged with Wells Fargo Advantage Variable Trust Funds. As a result of the merger at the close of business on April 8, 2005, this fund replaced the corresponding Strong Variable Insurance Fund (See Note 1). Performance for the funds are reported separately.

(d)	Effective the close of business on April 8, 2005, Strong Opportunity Fund II, Inc merged with Wells Fargo Advantage Variable Trust Funds. Subaccount performance prior to the close of business on April 8, 2005 reflects performance for the corresponding Strong Variable Insurance Fund (See Note 1).

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholder

Nationwide Life Insurance Company:

We have audited the accompanying consolidated balance sheets of Nationwide Life Insurance Company and subsidiaries (the Company) as of December 31, 2008 and 2007, and the related consolidated statements of (loss) income, changes in shareholder’s equity and cash flows for each of the years in the three-year period ended December 31, 2008. In connection with our audits of the consolidated financial statements, we also have audited the financial statement schedules as listed in the accompanying index. These consolidated financial statements and financial statement schedules are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedules based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Nationwide Life Insurance Company and subsidiaries as of December 31, 2008 and 2007, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2008, in conformity with U.S. generally accepted accounting principles. Also in our opinion, the related financial statement schedules, when considered in relation to the basic consolidated financial statements taken as a whole, present fairly, in all material respects, the information set forth therein.

As discussed in Note 3 to the consolidated financial statements, the Company adopted the American Institute of Certified Public Accountants’ Statement of Position 05-1, Accounting by Insurance Enterprises for Deferred Acquisition Costs in Connection with Modifications or Exchanges of Insurance Contracts, in 2007.

/s/ KPMG LLP
Columbus, Ohio
March 2, 2009

NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES

(a wholly-owned subsidiary of Nationwide Financial Services, Inc.)

Consolidated Statements of (Loss) Income

(in millions)

	Years ended December 31,
	2008	2007	2006
Revenues:
Policy charges	$1,168.0	$1,208.3	$1,132.6
Premiums	283.5	291.7	308.3
Net investment income	1,687.0	1,975.8	2,058.5
Net realized investment (losses) gains	(1,439.3)	(166.2)	7.1
Other income	6.4	7.5	0.2

Total revenues	1,705.6	3,317.1	3,506.7

Benefits and expenses:
Interest credited to policyholder accounts	1,130.6	1,262.6	1,330.1
Benefits and claims	660.3	479.3	450.3
Policyholder dividends	26.4	24.5	25.6
Amortization of deferred policy acquisition costs	674.5	368.5	450.3
Interest expense, primarily with Nationwide Financial Services, Inc. (NFS)	61.8	70.0	65.5
Other operating expenses	516.1	529.5	536.8

Total benefits and expenses	3,069.7	2,734.4	2,858.6

(Loss) income from continuing operations before federal income tax (benefit) expense	(1,364.1)	582.7	648.1
Federal income tax (benefit) expense	(534.3)	128.5	28.7

(Loss) income from continuing operations	(829.8)	454.2	619.4
Cumulative effect of adoption of accounting principle, net of taxes	—	(6.0)	—

Net (loss) income	$(829.8)	$448.2	$619.4

See accompanying notes to consolidated financial statements.

NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES

(a wholly-owned subsidiary of Nationwide Financial Services, Inc.)

Consolidated Balance Sheets

(in millions, except per share amounts)

	December 31,
	2008	2007
Assets
Investments:
Securities available-for-sale, at fair value:
Fixed maturity securities (amortized cost $21,820.9 and $24,021.2)	$19,247.2	$23,933.4
Equity securities (amortized cost $30.9 and $69.6)	26.5	72.9
Mortgage loans on real estate, net	7,189.9	7,615.4
Short-term investments, including amounts managed by a related party	2,780.9	959.1
Other investments	1,305.5	1,330.8

Total investments	30,550.0	33,911.6

Cash	36.7	1.3
Accrued investment income	300.9	314.3
Deferred policy acquisition costs	4,423.9	3,997.4
Other assets	2,564.0	1,638.9
Separate account assets	46,936.9	69,676.5

Total assets	$84,812.4	$109,540.0

Liabilities and Shareholder’s Equity
Liabilities:
Future policy benefits and claims	$32,536.3	$31,998.4
Short-term debt	249.7	285.3
Long-term debt, payable to NFS	700.0	700.0
Other liabilities	2,110.5	2,642.6
Separate account liabilities	46,936.9	69,676.5

Total liabilities	82,533.4	105,302.8

Shareholder’s equity:
Common stock ($1 par value; authorized - 5.0 shares; issued and outstanding - 3.8 shares)	3.8	3.8
Additional paid-in capital	613.2	274.4
Retained earnings	2,973.2	4,049.5
Accumulated other comprehensive loss	(1,311.2)	(90.5)

Total shareholder’s equity	2,279.0	4,237.2

Total liabilities and shareholder’s equity	$84,812.4	$109,540.0

See accompanying notes to consolidated financial statements.

NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES

(a wholly-owned subsidiary of Nationwide Financial Services, Inc.)

Consolidated Statements of Changes in Shareholder’s Equity

(in millions)

	Capital shares	Additional paid-in capital	Retained earnings	Accumlated other comprehensive income (loss)	Total shareholder’s equity
Balance as of December 31, 2005	3.8	274.4	3,894.4	93.6	4,266.2

Dividends to NFS	—	—	(375.0)	—	(375.0)

Comprehensive income:
Net income	—	—	619.4	—	619.4
Other comprehensive loss, net of taxes	—	—	—	(64.9)	(64.9)

Total comprehensive income					554.5

Balance as of December 31, 2006	3.8	274.4	4,138.8	28.7	4,445.7

Dividends to NFS	—	—	(537.5)	—	(537.5)

Comprehensive income:
Net income	—	—	448.2	—	448.2
Other comprehensive loss, net of taxes	—	—	—	(119.2)	(119.2)

Total comprehensive income					329.0

Balance as of December 31, 2007	$3.8	$274.4	$4,049.5	$(90.5)	$4,237.2

Dividends to NFS			(246.5)		(246.5)
Capital contributed by NFS		338.8			338.8

Comprehensive income:
Net loss			(829.8)		(829.8)
Other comprehensive loss, net of taxes				(1,220.7)	(1,220.7)

Total comprehensive loss					(2,050.5)

Balance as of December 31, 2008	$3.8	$613.2	$2,973.2	$(1,311.2)	$2,279.0

See accompanying notes to consolidated financial statements.

NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES

(a wholly-owned subsidiary of Nationwide Financial Services, Inc.)

Consolidated Statements of Cash Flows

(in millions)

	Years ended December 31,
	2008	2007	2006
Cash flows from operating activities:
Net (loss) income	$(829.8)	$448.2	$619.4
Adjustments to reconcile net (loss) income to net cash provided by operating activities:
Net realized investment losses (gains)	1,439.3	166.2	(7.1)
Interest credited to policyholder accounts	1,130.6	1,262.6	1,330.1
Capitalization of deferred policy acquisition costs	(572.2)	(612.6)	(569.6)
Amortization of deferred policy acquisition costs	674.5	368.5	450.3
Amortization and depreciation	6.7	22.3	46.6
Decrease (increase) in other assets	64.5	557.4	(336.2)
(Decrease) increase in policy and other liabilities	(226.1)	(331.8)	54.1
(Increase) decrease in derivative assets	(1,030.7)	(146.9)	38.2
Increase in derivative liabilities	153.9	101.5	174.7
Other, net	3.7	8.5	0.1

Net cash provided by operating activities	814.4	1,843.9	1,800.6

Cash flows from investing activities:
Proceeds from maturity of securities available-for-sale	3,935.6	4,379.8	5,128.6
Proceeds from sale of securities available-for-sale	4,185.2	4,657.5	2,267.3
Proceeds from repayments or sales of mortgage loans on real estate	763.1	2,467.7	2,430.8
Cost of securities available-for-sale acquired	(6,831.8)	(8,008.3)	(5,658.9)
Cost of mortgage loans on real estate originated or acquired	(358.7)	(1,887.0)	(2,180.4)
Net decrease (increase) in short-term investments	(1,827.0)	762.9	(125.4)
Collateral received (paid), net	603.4	(175.6)	(332.6)
Other, net	(34.0)	(68.6)	52.1

Net cash provided by investing activities	435.8	2,128.4	1,581.5

Cash flows from financing activities:
Net increase (decrease) in short-term debt	(35.6)	210.1	(167.1)
Capital contributed by NFS	153.4	—	—
Cash dividends paid to NFS	(181.8)	(537.5)	(375.0)
Investment and universal life insurance product deposits and other additions	3,511.1	3,586.1	3,400.8
Investment and universal life insurance product withdrawals and other deductions	(4,795.9)	(7,230.2)	(6,241.2)
Other, net	134.0	—	—

Net cash used in financing activities	(1,214.8)	(3,971.5)	(3,382.5)

Net increase (decrease) in cash	35.4	0.8	(0.4)
Cash, beginning of period	1.3	0.5	0.9

Cash, end of period	$36.7	$1.3	$0.5

Supplemental Non-cash Disclosure:
Dividends paid to NFS	$(64.6)	$—	$—
Capital contributed by NFS	185.4	—	—
See accompanying notes to consolidated financial statements.

NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES

(a wholly-owned subsidiary of Nationwide Financial Services, Inc.)

Notes to Consolidated Financial Statements

December 31, 2008, 2007 and 2006

(1)	Nature of Operations
Nationwide Life Insurance Company (NLIC, or collectively with its subsidiaries, the Company) was incorporated in 1929 and is an Ohio stock legal reserve life insurance company. The Company is a member of the Nationwide group of companies (Nationwide), which is comprised of Nationwide Mutual Insurance Company (NMIC) and all of its subsidiaries and affiliates.

All of the outstanding shares of NLIC’s common stock are owned by NFS, a holding company formed by Nationwide Corporation (Nationwide Corp.), a majority-owned subsidiary of NMIC.

On August 6, 2008, NFS entered into a definitive agreement for NMIC, and Nationwide Corporation (Nationwide Corp.)., to acquire all of the outstanding publicly held Class A common shares of NFS for $52.25 per share in cash. The transaction closed on January 1, 2009 and NFS became a privately held subsidiary of Nationwide Corp.

Wholly-owned subsidiaries of NLIC as of December 31, 2008 include Nationwide Life and Annuity Insurance Company (NLAIC) and Nationwide Investment Services Corporation (NISC). NLAIC offers universal life insurance, variable universal life insurance, corporate-owned life insurance (COLI) and individual annuity contracts on a non-participating basis. NISC is a registered broker/dealer.

The Company is a leading provider of long-term savings and retirement products in the United States of America (U.S.). The Company develops and sells a diverse range of products including individual annuities, private and public sector group retirement plans, other investment products sold to institutions, life insurance and advisory services.

The Company sells its products through a diverse distribution network. Unaffiliated entities that sell the Company’s products to their own customer bases include independent broker/dealers, financial institutions, wirehouse and regional firms, pension plan administrators, and life insurance specialists. Representatives of affiliates who market products directly to a customer base include Nationwide Retirement Solutions, Inc. (NRS), and Nationwide Financial Network (NFN) producers. The Company also distributes products through the agency distribution force of its ultimate parent company, NMIC.

As of December 31, 2008 and 2007, the Company did not have a significant concentration of financial instruments in a single investee, industry or geographic region of the U.S. Also, the Company did not have a concentration of business transactions with a particular customer, lender, distribution source, market or geographic region of the U.S. in which business is conducted that makes it overly vulnerable to a single event which could cause a severe impact to the Company’s financial position.

(2)	Summary of Significant Accounting Policies
The Company’s significant accounting policies that materially affect financial reporting are summarized below. The accompanying consolidated financial statements were prepared in accordance with United States generally accepted accounting principles (GAAP).

The preparation of financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements. Actual results could differ significantly from those estimates.

The Company’s most significant estimates include those used to determine the following: the balance, recoverability and amortization of deferred policy acquisition costs (DAC); whether an available-for-sale security is other-than-temporarily impaired, valuation allowances for mortgage loans on real estate; valuation of derivatives; the liability for future policy benefits and claims, including the valuation of embedded derivative resulting from living benefit contracts; and federal income tax provision. Although some variability is inherent in these estimates, recorded amounts reflect management’s best estimates based on facts and circumstances as of the balance sheet date. Management believes the amounts provided are appropriate.

NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES

(a wholly-owned subsidiary of Nationwide Financial Services, Inc.)

Notes to Consolidated Financial Statements, Continued

December 31, 2008, 2007 and 2006

The Company determined that certain cash flows related to future policy benefits and claims totaling $111.9 million for the three months ended March 31, 2008, which were included as cash flows provided by operating activities on the condensed consolidated statements of cash flows in the applicable Quarterly Report on Form 10-Q, should have been presented as financing activities. The net cash provided by operating activities for the three months ended March 31, 2008 as originally filed and revised was $351.1 million and $239.2 million, respectively. The net cash used in financing activities for the three months ended March 31, 2008 as originally filed and revised was $368.9 million and $257.0 million, respectively. They will be presented in that manner on a comparative basis in the 2009 filings. The consolidated statement of cash flows for 2008 included in this filing reflects the revised presentation described above.

Certain items in the 2007 and 2006 consolidated financial statements and related notes have been reclassified to conform to the current presentation.

(a) Consolidation Policy

The consolidated financial statements include the accounts of NLIC and companies in which NLIC directly or indirectly has a controlling financial interest. Minority interest expense is included in other operating expenses in the consolidated statements of (loss) income, and the minority interest liability is included in other liabilities on the consolidated balance sheets. All significant intercompany balances and transactions were eliminated in consolidation.

(b) Valuation of Investments, Investment Income and Related Gains and Losses

The Company is required to classify its fixed maturity securities and marketable equity securities as held-to-maturity, available-for-sale or trading. All fixed maturity and marketable equity securities are classified as available-for-sale. Available-for-sale securities are stated at fair value, with unrealized gains and losses, net of adjustments to DAC, future policy benefits and claims, and deferred federal income taxes reported as a separate component of accumulated other comprehensive (loss) income (AOCI) in shareholder’s equity. The adjustment to DAC represents the changes in amortization of DAC that would have been required as a charge or credit to operations had such unrealized amounts been realized and allocated to the product lines. The adjustment to future policy benefits and claims represents the increase in policy reserves from using a discount rate that would have been required had such unrealized amounts been realized and the proceeds reinvested at then current market interest rates, which were lower than the then current effective portfolio rate.

For fixed maturity and marketable equity securities for which market quotations generally are available, the Company generally uses independent pricing services to assist in determining the fair value measurement. For certain fixed maturity securities not priced by independent services (generally private placement securities without quoted market prices), an internally developed pricing model or “corporate pricing matrix” is most often used. The corporate pricing matrix is developed by obtaining private spreads versus the U.S. Treasury yield for corporate securities with varying weighted average lives and bond ratings. The weighted average life and bond rating of a particular fixed maturity security to be priced using the corporate matrix are important inputs into the model and are used to determine a corresponding spread that is added to the U.S. Treasury yield to create an estimated market yield for that bond. The estimated market yield and other relevant factors are then used to estimate the fair value of the particular fixed maturity security. The Company also utilized broker quotes in pricing securities or to validate modeled prices.

For mortgage-backed securities (MBSs), the Company recognizes income using a constant effective yield method based on prepayment assumptions and the estimated economic life of the securities. When estimated prepayments differ significantly from anticipated prepayments, the effective yield is recalculated to reflect actual payments to date and anticipated future payments. Any resulting adjustment is included in net investment income. All other investment income is recorded using the interest method without anticipating the impact of prepayments.

Management regularly reviews each investment in its fixed maturity and equity securities portfolios to evaluate the necessity of recording impairment losses for other-than-temporary declines in the fair value of investments.

NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES

(a wholly-owned subsidiary of Nationwide Financial Services, Inc.)

Notes to Consolidated Financial Statements, Continued

December 31, 2008, 2007 and 2006

For debt securities not subject to Emerging Issues Task Force Issue (EITF) No. 99-20, Recognition of Interest Income and Impairment on Purchased and Retained Beneficial Interests in Securitized Financial Assets, as amended by Financial Accounting Standards Board (FASB) Staff Position (FSP) EITF 99-20-1 (EITF 99-20), as well as debt securities subject to EITF 99-20, an other-than-temporary impairment charge is taken when the Company does not have the ability and intent to hold the security until the forecasted recovery or if it is probable that the Company will not recover all contractual amounts when due. Furthermore, equity securities may experience other-than-temporary impairments based on prospects of recovery in a reasonable period of time. Many criteria are considered during this process including, but not limited to, specific credit issues and financial prospects related to the issuer, the quality of the underlying collateral, management’s intent and ability to hold the security until recovery, current economic conditions that could affect the creditworthiness of the issuer in the future, the current fair value as compared to the amortized cost of the security, the extent and duration of the unrealized loss, and the rating of the affected security. Other-than-temporary impairment losses result in a permanent reduction to the cost basis of the underlying investment.

In addition to the above, for certain beneficial interests in securitized financial assets with contractual cash flows, including asset-backed securities (ABSs), EITF 99-20 also requires the Company to periodically update its best estimate of cash flows over the life of the security. If the fair value of a securitized financial asset is not greater than or equal to its carrying value based on current information and events, and if there has been , or if it is probable that, an adverse change in estimated cash flows since the last revised estimate (considering both timing and amount), then the Company recognizes an other-than-temporary impairment and writes down the investment to fair value.

The Company provides valuation allowances for impairments of mortgage loans on real estate based on a review by portfolio managers. Mortgage loans on real estate are considered impaired when, based on current information and events, it is probable that the Company will be unable to collect all amounts due according to the contractual terms of the loan agreement. When management determines that a loan is impaired, a provision for loss is established equal to either the difference between the carrying value and the present value of expected future cash flows discounted at the loan’s effective interest rate or the fair value of the collateral if the loan is collateral dependent. In addition to the valuation allowance on specific loans, the Company maintains an allowance not yet specifically identified by loan for probable losses inherent in the loan portfolio as of the balance sheet date. The valuation allowance account for mortgage loans on real estate reflects management’s best estimate of probable credit losses, including losses incurred at the balance sheet date but not yet identified by specific loan. Management’s periodic evaluation of the adequacy of the allowance for losses is based on past loan loss experience, known and inherent risks in the portfolio, adverse situations that may affect the borrower’s ability to repay, the estimated value of the underlying collateral, composition of the loan portfolio, current economic conditions and other relevant factors. Changes in the valuation allowance are recorded in net realized investment gains and losses. Loans in foreclosure are placed on non-accrual status. Interest received on non-accrual status mortgage loans on real estate is included in net investment income in the period received.

Real estate to be held and used is carried at cost less accumulated depreciation. Real estate designated as held for disposal is not depreciated and is carried at the lower of the carrying value at the time of such designation or fair value less cost to sell. Other long-term investments are carried on the equity method of accounting.

Impairment losses are recorded on investments in long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets’ carrying amounts.

Realized gains and losses on the sale of investments are determined on the basis of specific security identification. Changes in the Company’s mortgage loan valuation allowance and recognition of impairment losses for other-than-temporary declines in the fair values of applicable investments are included in net realized investment gains and losses.

NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES

(a wholly-owned subsidiary of Nationwide Financial Services, Inc.)

Notes to Consolidated Financial Statements, Continued

December 31, 2008, 2007 and 2006

(c) Derivative Instruments

Derivatives are carried at fair value. On the date the derivative contract is entered into, the Company designates the derivative as a hedge of the fair value of a recognized asset or liability or of an unrecognized firm commitment (fair value hedge); a hedge of a forecasted transaction or the variability of cash flows to be received or paid related to a recognized asset or liability (cash flow hedge); a foreign currency fair value or cash flow hedge (foreign currency hedge); or a non-hedge transaction. The Company formally documents all relationships between hedging instruments and hedged items, as well as its risk-management objective and strategy for entering into various hedge transactions. This process includes linking all derivatives that are designated as fair value, cash flow or foreign currency hedges to specific assets and liabilities on the balance sheet or to specific firm commitments or forecasted transactions. The Company also formally assesses, both at the hedge’s inception and on an ongoing basis, whether the derivatives that are used for hedging transactions are expected to be and, for ongoing hedging relationships, have been highly effective in offsetting changes in fair values or cash flows of hedged items. When it is determined that a derivative is not, or is not expected to be, highly effective as a hedge or that it has ceased to be a highly effective hedge, the Company discontinues hedge accounting prospectively.

The Company enters into interest rate swaps, cross-currency swaps or Euro futures to hedge the fair value of existing fixed rate assets and liabilities. In addition, the Company uses short U.S. Treasury future positions to hedge the fair value of bond and mortgage loan commitments. Typically, the Company is hedging the risk of changes in fair value attributable to changes in benchmark interest rates. Derivative instruments classified as fair value hedges are carried at fair value, with changes in fair value recorded in net realized investment gains and losses. Changes in the fair value of the hedged item that are attributable to the risk being hedged are also recorded in net realized investment gains and losses.

The Company enters into interest rate swaps to hedge the variability in cash flows and investment income due to changes in the benchmark interest rates on variable rate assets and liabilities. The Company also enters into cross-currency interest rate swaps to eliminate the currency risk on variable rate and fixed rate foreign denominated assets. Derivative instruments classified as cash flow hedges are carried at fair value, with the effective portion of changes in fair value recorded in other comprehensive income and the ineffective portion recorded in net realized investment gains and losses.

Accrued interest receivable or payable under interest rate and foreign currency swaps are recognized as an adjustment to net investment income or interest credited to policyholder accounts consistent with the nature of the hedged item, except for interest rate swaps hedging the anticipated sale of investments where amounts receivable or payable under the swaps are recorded as net realized investment gains and losses, and except for interest rate swaps hedging the anticipated purchase of investments where amounts receivable or payable under the swaps are initially recorded in AOCI to the extent the hedging relationship is effective.

The Company periodically may enter into a derivative transaction that will not qualify for hedge accounting. The Company does not enter into speculative positions. Although these transactions do not qualify for hedge accounting, or have not been designated in hedging relationships by the Company, they are part of its overall risk management strategy. For example, the Company may sell credit default protection through a credit default swap. Although the credit default swap is not effective in hedging specific investments, the income stream allows the Company to manage overall investment yields while exposing the Company to acceptable credit risk. The Company may enter into a cross-currency basis swap (pay a variable U.S. rate and receive a variable foreign-denominated rate) to eliminate the foreign currency exposure of a variable rate foreign-denominated liability. Although basis swaps may qualify for hedge accounting, the Company has chosen not to designate these derivatives as hedging instruments due to the difficulty in assessing and monitoring effectiveness for both sides of the basis swap. Derivative instruments that do not qualify for hedge accounting or are not designated as hedging instruments are carried at fair value, with changes in fair value recorded in net realized investment gains and losses.

NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES

(a wholly-owned subsidiary of Nationwide Financial Services, Inc.)

Notes to Consolidated Financial Statements, Continued

December 31, 2008, 2007 and 2006

(d) Revenues and Benefits

Investment and Universal Life Insurance Products: Investment products consist primarily of individual and group variable and fixed deferred annuities. Universal life insurance products include universal life insurance, variable universal life insurance, corporate-owned life insurance (COLI), bank-owned life insurance (BOLI) and other interest-sensitive life insurance policies. Revenues for investment products and universal life insurance products consist of net investment income, asset fees, cost of insurance charges, administrative fees and surrender charges that have been earned and assessed against policy account balances during the period. The timing of revenue recognition as it relates to fees assessed on investment contracts and universal life contracts is determined based on the nature of such fees. Asset fees, cost of insurance charges and administrative fees are assessed on a daily or monthly basis and recognized as revenue when assessed and earned. Certain amounts assessed that represent compensation for services to be provided in future periods are reported as unearned revenue and recognized in income over the periods benefited. Surrender charges are recognized upon surrender of a contract in accordance with contractual terms. Policy benefits and claims that are charged to expense include interest credited to policyholder accounts and benefits and claims incurred in the period in excess of related policyholder accounts.

Traditional Life Insurance Products: Traditional life insurance products include those products with fixed and guaranteed premiums and benefits, and primarily consist of whole life insurance, limited-payment life insurance, term life insurance and certain annuities with life contingencies. Premiums for traditional life insurance products are recognized as revenue when due. Benefits and expenses are associated with earned premiums so that profits are recognized over the life of the contract. This association is accomplished through the provision for future policy benefits and the deferral and amortization of policy acquisition costs.

(e) Cash and Cash Equivalents

Cash and cash equivalents consist of short-term highly liquid investments with original maturities of less than three months at the time of purchase. The Company carries cash and cash equivalents at cost, which approximates fair value.

(f) Deferred Policy Acquisition Costs

Investment and universal life insurance products. The Company has deferred certain costs of acquiring investment and universal life insurance products business, principally commissions, certain expenses of the policy issue and underwriting department, and certain variable sales expenses that relate to and vary with the production of new and renewal business. In addition, the Company defers sales inducements, such as interest credit bonuses and jumbo deposit bonuses. Investment products primarily consist of individual and group variable and fixed deferred annuities in the Individual Investments and Retirement Plans segments. Universal life insurance products include universal life insurance, variable universal life insurance, COLI, BOLI and other interest-sensitive life insurance policies in the Individual Protection segment. DAC is subject to recoverability testing in the year of policy issuance and loss recognition testing at the end of each reporting period.

For investment and universal life insurance products, the Company amortizes DAC with interest over the lives of the policies in relation to the present value of estimated gross profits from projected interest margins, asset fees, cost of insurance charges, administrative fees, surrender charges, and net realized investment gains and losses less policy benefits and policy maintenance expenses. The Company adjusts the DAC asset related to investment and universal life insurance products to reflect the impact of unrealized gains and losses on fixed maturity securities available-for-sale, as described in Note 2(b).

NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES

(a wholly-owned subsidiary of Nationwide Financial Services, Inc.)

Notes to Consolidated Financial Statements, Continued

December 31, 2008, 2007 and 2006

The assumptions used in the estimation of future gross profits are based on the Company’s current best estimates of future events and are reviewed as part of an annual process during the second quarter. During the annual process, the Company performs a comprehensive study of assumptions, including mortality and persistency studies, maintenance expense studies, and an evaluation of projected general and separate account investment returns. The most significant assumptions that are involved in the estimation of future gross profits include future net separate account investment performance, surrender/lapse rates, interest margins and mortality. Currently, the Company’s long-term assumption for net separate account investment performance is approximately 7% growth per year and varies by product. The Company reviews this assumption, like others, as part of its annual process. If this assumption were unlocked, the date of the unlocking could become the anchor date used in the reversion to the mean process (defined below). Variances from the long-term assumption are expected since the majority of the investments in the underlying separate accounts are in equity securities, which strongly correlate in the aggregate with the Standard & Poor’s (S&P) 500 Index. The Company bases its reversion to the mean process on actual net separate account investment performance from the anchor date to the valuation date. The Company then assumes different performance levels over the next three years such that the separate account mean return measured from the anchor date to the end of the life of the product equals the long-term assumption. The assumed net separate account investment performance used in the DAC models is intended to reflect what is anticipated. However, based on historical returns of the S&P 500 Index, and as part of its pre-set parameters, the Company’s reversion to the mean process generally limits net separate account investment performance to 0-15% during the three-year reversion period. See below for a discussion of 2008 and 2007 assumption changes that impacted DAC amortization and related balances.

Changes in assumptions can have a significant impact on the amount of DAC reported for investment and universal life insurance products and their related amortization patterns. In the event actual experience differs from assumptions or future assumptions are revised, the Company is required to record an increase or decrease in DAC amortization expense, which could be significant. In general, increases in the estimated long-term general and separate account returns result in increased expected future profitability and may lower the rate of DAC amortization, while increases in long-term lapse/surrender and mortality assumptions reduce the expected future profitability of the underlying business and may increase the rate of DAC amortization.

In addition to the comprehensive annual study of assumptions, management evaluates the appropriateness of the individual variable annuity DAC balance quarterly within pre-set parameters. These parameters are designed to appropriately reflect the Company’s long-term expectations with respect to individual variable annuity contracts while also evaluating the potential impact of short-term experience on the Company’s recorded individual variable annuity DAC balance. If the recorded balance of individual variable annuity DAC falls outside of these parameters for a prescribed period, or if the recorded balance falls outside of these parameters and management determines it is not reasonably possible to get back within the parameters during a given period, assumptions are required to be unlocked, and DAC is recalculated using revised best estimate assumptions. When DAC assumptions are unlocked and revised, the Company continues to use the reversion to the mean process. See below for a discussion of 2008 and 2007 assumption changes that impacted DAC amortization and related balances.

During the second quarter of 2007, the Company conducted its annual comprehensive review of model assumptions used to project DAC and other related balances, including sales inducement assets, unearned revenue reserves, and guaranteed minimum death and income benefit reserves. This review included all assumptions, including expected separate account investment returns during the three-year reversion period, lapse rates, mortality and expenses. The Company determined as part of this annual review that the overall separate account returns were expected to exceed previous estimates due to favorable financial market trends. Additionally, while the Company estimated that the overall profitability of its variable products had improved, it expected the long-term net growth in separate account investment performance to moderate.

NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES

(a wholly-owned subsidiary of Nationwide Financial Services, Inc.)

Notes to Consolidated Financial Statements, Continued

December 31, 2008, 2007 and 2006

Accordingly, the second quarter 2007 unlocking process included changes in several assumptions, including assumptions affecting net separate account investment performance. This unlocking resulted in a net increase in DAC and a benefit to DAC amortization and other related balances totaling $221.6 million pre-tax, which was reported in the following segments in the pre-tax amounts indicated: Individual Investments - $196.4 million; Retirement Plans - $10.5 million; and Individual Protection - $14.7 million. First, the Company reset the anchor date for its reversion to the mean calculations, which increased the annual net separate account growth rate to 7% during the first three years of the projection period from 0% (which was the rate of return for the three-year reversion period required from the previous anchor date). Second, as a result of its current analysis, including its evaluation of ongoing trends and expectations regarding financial market performance, the Company unlocked and reset its long-term assumption for net separate account growth rates to 7% from 8%. This decreased the net separate account growth rate by 1% to 7% for all years subsequent to the three-year reversion period. The combination of resetting these two factors resulted in a $167.0 million increase in DAC and benefit to DAC amortization and other related balances. The impact of changing the annual net separate account growth rate from 0% to 7% during the three-year reversion period had a much larger effect on the DAC balance when compared to the 1% incremental change in the long-term assumption for net separate account investment performance. The remainder of the increase in DAC and benefit to DAC amortization and other related balances resulting from the DAC unlocking process primarily was related to the recorded balance of individual variable annuity DAC falling outside the Company’s preset parameters for the prescribed period, which was driven by favorable market performance in excess of the assumed net separate account returns. Accordingly, the Company recalculated DAC using revised best estimate assumptions, which resulted in a $78.8 million increase in DAC and benefit to DAC amortization and other related balances. This was partially offset by a $24.2 million decrease in DAC and increase in DAC amortization and other related balances due to increasing estimated lapse rates for fixed annuity and BOLI products.

During the second quarter of 2007, the Company added a new feature to its existing guaranteed minimum withdrawal benefit rider, Lifetime Income (L.inc). This new feature resulted in a substantial change in the existing contracts and, therefore, an extinguishment of the DAC associated with those contracts pursuant to the American Institute of Certified Public Accountants’ (AICPA) Statement of Position (SOP) 05-1, Accounting by Insurance Enterprises for Deferred Acquisition Costs in Connection with Modifications or Exchanges of Insurance Contracts (SOP 05-1). As a result, the Company eliminated existing DAC and other related balances resulting in a $135.0 million pre-tax charge.

At the end of the second quarter of 2008, the Company determined as part of its comprehensive annual study of assumptions that certain assumptions should be unlocked. The unlocked assumptions primarily related to lapse and spread assumptions in the Individual Investments segment, the assumed growth rate on deposits per contract in the Retirement Plans segment, and mortality and lapse assumptions in the Individual Protection segment. Therefore, in the second quarter of 2008, the Company recorded the following pre-tax adjustments: 1) a decrease in DAC and additional DAC amortization of $13.4 million; 2) a decrease in other assets and additional benefits and claims of $0.6 million; and 3) a decrease in unearned revenue liability and additional administrative fees of $3.1 million. The net impact of this activity was a $10.9 million unfavorable pre-tax adjustment to net income in the second quarter of 2008, which was reported in the following segments in the pre-tax amounts indicated: Individual Investments - $9.4 million unfavorable; Retirement Plans - $2.3 million unfavorable; and Individual Protection - $0.8 million favorable.

NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES

(a wholly-owned subsidiary of Nationwide Financial Services, Inc.)

Notes to Consolidated Financial Statements, Continued

December 31, 2008, 2007 and 2006

During the third quarter of 2008, the Company’s recorded balance of individual variable annuity DAC fell outside the Company’s preset parameters for the prescribed period, which primarily was driven by unfavorable market performance compared to the assumed net separate account returns. Accordingly, the Company recalculated DAC using revised best estimate assumptions, which resulted in a decrease in DAC and an increase in DAC amortization and other related balances totaling $177.2 million pre-tax in the Individual Investments segment. During the fourth quarter of 2008, the Company’s recorded balance of individual variable annuity DAC fell outside the Company’s preset parameters, which primarily was driven by continued unfavorable market performance compared to assumed net separate account returns. Management made a determination that it was not reasonably possible to get back within the preset parameters during the remaining prescribed period. Accordingly, the Company recalculated DAC using revised best estimate assumptions, which resulted in a decrease in DAC and an increase in DAC amortization and other related balances of $243.1 million pre-tax in the Individual Investments segment. The Company continues to use the reversion to the mean process with the anchor date that was reset during the second quarter 2007 unlocking as described above. The Company evaluated the assumed separate account performance level over the next three years and determined that the assumptions inherent in the reversion period were reasonable. The annual net separate account growth rate for the mean reversion period is 15%, the maximum rate under the Company’s parameters. Accordingly, future periods may incur additional amortization of DAC if the Company’s actual returns are less than assumed.

Traditional life insurance products. Generally, DAC related to traditional life insurance products is amortized with interest over the premium-paying period of the related policies in proportion to the ratio of actual annual premium revenue to the anticipated total premium revenue. Such anticipated premium revenue is estimated using the same assumptions as those used for computing liabilities for future policy benefits at issuance. Under existing accounting guidance, the concept of DAC unlocking does not apply to traditional life insurance products, although evaluations of DAC for recoverability at the time of policy issuance and loss recognition testing at each reporting period are required.

(g) Separate Accounts

Separate account assets and liabilities represent contractholders’ funds that have been legally segregated into accounts with specific investment objectives. Separate account assets are recorded at fair value primarily based on market quotations of the underlying securities. Investment income and realized investment gains or losses of these accounts accrue directly to the contractholders. The activity of the separate accounts is not reflected in the consolidated statements of (loss) income except for (1) the fees the Company receives, which are assessed on a daily or monthly basis and recognized as revenue when assessed and earned, and (2) the activity related to contract guarantees, which are riders to existing variable annuity contracts.

(h) Future Policy Benefits and Claims

The process of calculating reserve amounts for a life insurance organization involves the use of a number of assumptions, including those related to persistency (how long a contract stays with a company), mortality (the relative incidence of death in a given time), morbidity (the relative incidence of disability resulting from disease or physical impairment) and interest rates (the rates expected to be paid or received on financial instruments, including insurance or investment contracts).

The Company calculates its liability for future policy benefits and claims for investment products in the accumulation phase and universal life and variable universal life insurance policies as the policy account balance, which represents participants’ net premiums and deposits plus investment performance and interest credited less applicable contract charges.

The Company’s liability for funding agreements to an unrelated third party trust related to the Company’s medium-term note (MTN) program equals the balance that accrues to the benefit of the contractholder, including interest credited. The funding agreements constitute insurance obligations and are considered annuity contracts under Ohio insurance laws.

NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES

(a wholly-owned subsidiary of Nationwide Financial Services, Inc.)

Notes to Consolidated Financial Statements, Continued

December 31, 2008, 2007 and 2006

The liability for future policy benefits and claims for traditional life insurance policies was determined using the net level premium method using interest rates varying from 2.0% to 10.5% and estimates of mortality, morbidity, investment yields and withdrawals that were used or being experienced at the time the policies were issued.

The liability for future policy benefits for payout annuities was calculated using the present value of future benefits and maintenance costs discounted using interest rates varying generally from 3.0% to 13.0%.

(i) Participating Business

Participating business, which refers to policies that participate in profits through policyholder dividends, represented approximately 5% of the Company’s life insurance in force in 2008 (6% in 2007 and 8% in 2006), 44% of the number of life insurance policies in force in 2008 (48% in 2007 and 50% in 2006) and 7% of life insurance statutory premiums in 2008 (7% in 2007 and 5% in 2006). The provision for policyholder dividends was based on the current dividend scales and has been included in future policy benefits and claims in the consolidated balance sheets.

(j) Federal Income Taxes

The Company provides for federal income taxes based on amounts the Company believes it ultimately will owe. Inherent in the provision for federal income taxes are estimates regarding the deductibility of certain items and the realization of certain tax credits. In the event the ultimate deductibility of certain items or the realization of certain tax credits differs from estimates, the Company may be required to significantly change the provision for federal income taxes recorded in the consolidated financial statements. Any such change could significantly affect the amounts reported in the consolidated statements of (loss) income. Management has established reserves in accordance with FIN 48 based on current facts and circumstances regarding tax exposure items where the ultimate deductibility is open to interpretation. Management evaluates the appropriateness of such reserves quarterly based on any new developments specific to their fact patterns. Information considered includes results of completed tax examinations, Technical Advice Memorandums and other rulings issued by the Internal Revenue Service (IRS) or the tax courts.

The Company utilizes the asset and liability method of accounting for income taxes. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Under this method, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Valuation allowances are established when it is determined that it is more likely than not that the deferred tax asset will not be fully realized.

(k) Reinsurance Ceded

Reinsurance premiums ceded and reinsurance recoveries on benefits and claims incurred are deducted from the respective income and expense accounts. Assets and liabilities related to reinsurance ceded generally are reported in the consolidated balance sheets on a gross basis, separately from the related future policy benefits and claims of the Company. The ceding of risk does not discharge the original insurer from its primary obligation to the policyholder.

(l) Change in Accounting Principle

Historically, the Company accrued for legal costs associated with litigation defense and regulatory investigations by estimating the ultimate costs of such activity. Beginning April 1, 2007, the Company’s accrual for such legal expenses includes only the amount for services that have been provided but not yet paid. The Company believes the newly adopted accounting principle is preferable because it more accurately reflects expenses in the periods in which they are incurred. The Company continues to estimate and accrue the ultimate amounts expected to be paid for litigation and regulatory investigation loss contingencies. The Company has presented its consolidated financial statements and accompanying notes as applicable for all periods presented to retroactively apply the adoption of this change in accounting principle.

NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES

(a wholly-owned subsidiary of Nationwide Financial Services, Inc.)

Notes to Consolidated Financial Statements, Continued

December 31, 2008, 2007 and 2006

The following table summarizes the impact of the change in accounting principle described above for the years ended December 31:

(in millions)	2007	2006
Other operating expenses	$2.8	$5.0
Net income	(1.9)	(3.1)
The cumulative effect of the change on retained earnings as of January 1, 2006 was an $11.0 million increase.

(3)	Recently Issued Accounting Standards
In January 2009, the FASB issued FSP EITF 99-20-1, Amendments to the Impairment Guidance of EITF Issue No. 99-20 (FSP EITF 99-20-1). FSP EITF 99-20-1 amends the impairment guidance in EITF Issue No. 99-20, Recognition of Interest Income and Impairment on Purchased Beneficial Interests and Beneficial Interests That Continue to Be Held by a Transferor in Securitized Financial Assets, to achieve more consistent determination of whether an other-than-temporary impairment has occurred. FSP EITF 99-20-1 is effective for interim and annual reporting periods ending after December 15, 2008, and will be applied prospectively. Retrospective application to a prior interim or annual reporting period is not permitted. The Company will adopt FSP EITF 99-20-1 effective December 31, 2008 and will apply the standard prospectively, as is required.

In December 2008, the FASB issued FSP FAS 132R-1, Employers’ Disclosures about Postretirement Benefit Plan Assets (FSP FAS 132R-1). FSP FAS 132R-1 amends FASB Statement No. 132 revised 2003, Employers’ Disclosures about Pensions and Other Postretirement Benefits, to provide guidance on an employer’s disclosures about plan assets of a defined benefit pension or other postretirement plan. The portion of FSP FAS 132R-1 related to the disclosures about plan assets is effective for fiscal years ending after December 15, 2009. FSP FAS 132R-1 will have no impact on the Company’s disclosures.

In December 2008, the FASB issued FSP FAS 140-4 and FIN 46R-8, Disclosures by Public Entities (Enterprises) about Transfers of Financial Assets and Interests in Variable Interest Entities, (FSP FAS 140-4 and FIN 46R-8). FSP FAS 140-4 and FIN 46R-8 amends FASB Statement No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities, to require public entities to provide additional disclosures about transfers of financial assets. It also amends FASB Interpretation No. 46 (revised December 2003), Consolidation of Variable Interest Entities, to require public enterprises, including sponsors that have a variable interest in a variable interest entity, to provide additional disclosures about their involvement with variable interest entities. This FSP will be effective for the first reporting period (interim or annual) ending after December 15, 2008. The Company adopted FSP FAS 140-4 and FIN 46R-8 effective December 31, 2008. See Note 17 for the required disclosures.

In November 2008, the FASB Board ratified the Emerging Issues Task Force’s consensus EITF 08-7, Accounting for Defensive Intangible Assets (EITF 08-7). EITF 08-7 requires defensive intangible assets acquired in a business combination or asset acquisition to be accounted for as a separate unit of accounting. In doing so, the asset should not be included as part of the cost of an entity’s existing intangible asset(s) because the defensive intangible asset is separately identifiable. EITF 08-7 is effective for intangible assets acquired on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. EITF 08-7 is not expected to have a material impact on the Company’s financial position or results of operations upon adoption. The Company will adopt EITF 08-7 effective January 1, 2009 and will apply it prospectively for intangible assets acquired on or after that date.

NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES

(a wholly-owned subsidiary of Nationwide Financial Services, Inc.)

Notes to Consolidated Financial Statements, Continued

December 31, 2008, 2007 and 2006

In November 2008, the FASB Board ratified the Emerging Issues Task Force’s consensus EITF 08-6, Equity Method Investment Accounting Considerations (EITF 08-6). EITF 08-6 clarifies how to account for certain transactions and impairment considerations involving equity method investments. Specifically, EITF 08-6 notes: 1) an entity shall measure its equity method investment initially at cost 2) an equity method investor is required to recognize other-than-temporary impairments of an equity method investment in accordance with paragraph 19(h) of Opinion 18 and an equity method investor shall not separately test an investee’s underlying indefinite-lived intangible asset(s) for impairment 3) an equity method investor shall account for a share issuance by an investee as if the investor had sold a proportionate share of its investment and any gain or loss to the investor resulting from an investee’s share issuance shall be recognized in earnings. This Issue shall be is effective on a prospective basis in fiscal years beginning on or after December 15, 2008, and interim periods within those fiscal years. The Company will adopt EITF 08-6 effective January 1, 2009 and will apply the standard prospectively, as is required.

In October 2008, the FASB issued FSP FAS 157-3, Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active (FSP FAS 157-3). FSP FAS 157-3 clarifies the application of SFAS No. 157, Fair Value Measurements (SFAS 157), in a market that is not active and provides an example to illustrate key considerations in determining the fair value of a financial asset when the market for that financial asset is not active. FSP FAS 157-3 was effective upon issuance and was adopted by the Company effective September 30, 2008. The adoption of FSP FAS 157-3 did not have a material impact on the Company’s financial position or results of operations.

In September 2008, the FASB issued FSP FAS 133-1 and FIN 45-4, Disclosures about Credit Derivatives and Certain Guarantees: An Amendment of FASB Statement No. 133 and FASB Interpretation No. 45; and Clarification of the Effective Date of FASB Statement No. 161 (FSP FAS 133-1 and FIN 45-4). FSP FAS 133-1 and FIN 45-4 requires additional disclosure about credit derivatives including their nature, potential amount of future payments, fair value, recourse provisions and current status of the payment/performance risk. FSP FAS 133-1 and FIN 45-4 also requires the disclosure of the current status of the payment/performance risk of a guarantee subject to FASB Interpretation (FIN) No. 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others – an interpretation of FASB Statements No. 5, 57, and 107 and rescission of FASB Interpretation No. 34. FSP FAS 133-1 and FIN 45-4 is effective for reporting periods ending after November 15, 2008. The Company adopted FSP FAS 133-1 and FIN 45-4 effective for the December 31, 2008 reporting period. See Note 5 for the required disclosures

In May 2008, the FASB issued SFAS No. 162, The Hierarchy of Generally Accepted Accounting Principles (SFAS 162). SFAS 162 identifies the sources of accounting principles and the framework for selecting the principles to be used in the preparation of financial statements of nongovernmental entities that are presented in conformity with U.S. GAAP (the GAAP hierarchy). SFAS 162 will be effective 60 days following the approval by the United States Securities and Exchange Commission (SEC) of the Public Company Accounting Oversight Board amendments to AU Section 411, The Meaning of Present Fairly in Conformity With Generally Accepted Accounting Principles. The adoption of SFAS 162 did not the C result in a change in its current practices.

In March 2008, the FASB issued SFAS No. 161, Disclosures about Derivative Instruments and Hedging Activities, an amendment of FASB Statement No. 133 (SFAS 161). SFAS 161 amends and expands the disclosure requirements of SFAS 133 with the intent to provide users of financial statements with an enhanced understanding of how and why an entity uses derivative instruments, how derivative instruments and related hedged items are accounted for under SFAS 133 and its related interpretations, and how derivative instruments and related hedged items affect an entity’s financial position, financial performance and cash flows. SFAS 161 requires qualitative disclosures about objectives and strategies for using derivatives, quantitative disclosures about derivative instrument fair values and related gains and losses, and disclosures about credit-risk-related contingent features in derivative agreements. SFAS 161 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008. The Company currently is evaluating the new disclosures required under SFAS 161 and will adopt it March 31, 2009.

NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES

(a wholly-owned subsidiary of Nationwide Financial Services, Inc.)

Notes to Consolidated Financial Statements, Continued

December 31, 2008, 2007 and 2006

In February 2008, the FASB issued FSP FAS 157-2, Effective Date of FASB Statement No. 157 (FSP FAS 157-2). This FSP delays the effective date of SFAS 157 for nonfinancial assets and liabilities until fiscal years and interim periods beginning after November 15, 2008. FSP FAS 157-2 applies to nonfinancial assets and liabilities, except for items that are recognized or disclosed at fair value in the Company’s financial statements on a recurring basis (at least annually), and is effective upon issuance. The Company has not yet applied the provisions of SFAS 157 to the nonfinancial assets and liabilities within the scope of FSP FAS 157-2. However, the Company does not expect such application to have a material impact on its financial position or results of operations.

In December 2007, the FASB issued SFAS No. 141 (revised 2007), Business Combinations (SFAS 141R), which replaces SFAS No. 141, Business Combinations (SFAS 141). The objective of SFAS 141R is to improve the relevance, representational faithfulness, and comparability of the information that a reporting entity provides in its financial reports about a business combination and its effects. Accordingly, SFAS 141R establishes principles and requirements for how the acquirer: 1) recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree; 2) recognizes and measures the goodwill acquired in the business combination or a gain from a bargain purchase; and 3) determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. SFAS 141R applies to all transactions or other events in which an entity obtains control of one or more businesses and retains the fundamental requirements in SFAS 141 that the acquisition method of accounting be used for all business combinations and for an acquirer to be identified for each business combination. SFAS 141R defines the acquirer as the entity that obtains control of one or more businesses in the business combination and establishes the acquisition date as the date that the acquirer achieves control. SFAS 141R is applicable prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. Earlier application is prohibited. The Company will adopt SFAS 141R effective January 1, 2009 and will apply it to any business combination on or after that date.

In December 2007, the FASB issued SFAS No. 160, Noncontrolling Interests in Consolidated Financial Statements, an Amendment of ARB No. 51 (SFAS 160). The objective of SFAS 160 is to improve the relevance, comparability, and transparency of the financial information that a reporting entity provides in its consolidated financial statements by establishing accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. SFAS 160 also amends certain consolidation procedures prescribed by Accounting Research Bulletin No. 51, Consolidated Financial Statements, for consistency with the requirements of SFAS 141R. SFAS 160 is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008. Earlier adoption is prohibited. The Company will adopt SFAS 160 effective January 1, 2009 and will apply it to any acquisitions or dispositions of noncontrolling interests on or after that date.

In June 2007, the Accounting Standards Executive Committee (AcSEC) of the AICPA issued SOP 07-1, Clarification of the Scope of the Audit and Accounting Guide Investment Companies and Accounting by Parent Companies and Equity Method Investors for Investments in Investment Companies (SOP 07-1). SOP 07-1 provides guidance for determining whether an entity is within the scope of the AICPA Audit and Accounting Guide Investment Companies (the Guide). For those entities that are investment companies under SOP 07-1, this SOP also addresses whether the specialized industry accounting principles of the Guide (i.e., fair value accounting) should be retained by a parent company in consolidation or by an investor that has the ability to exercise significant influence over the investment company and applies the equity method of accounting to its investment in the entity (referred to as an equity method investor). In addition, SOP 07-1 includes certain disclosure requirements for parent companies and equity method investors in investment companies that retain investment company accounting in the parent company’s consolidated financial statements or the financial statements of an equity method investor. The provisions of SOP 07-1 were to be effective for fiscal years beginning on or after December 15, 2007. On February 14, 2008, the FASB issued FSP SOP 07-1-1, which delays indefinitely the effective date of SOP 07-1. The Company will monitor the FASB and AICPA deliberations regarding this standard.

NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES

(a wholly-owned subsidiary of Nationwide Financial Services, Inc.)

Notes to Consolidated Financial Statements, Continued

December 31, 2008, 2007 and 2006

In April 2007, the FASB issued FSP FIN 39-1, An Amendment of FASB Interpretation No. 39 (FSP FIN 39-1). FSP FIN 39-1 addresses whether a reporting entity that is party to a master netting arrangement can offset fair value amounts recognized for the right to reclaim cash collateral (a receivable) or the obligation to return cash collateral (a payable) against fair value amounts recognized for derivative instruments that have been offset under the same master netting arrangement in accordance with paragraph 10 of Interpretation 39. FSP FIN 39-1 is effective for fiscal years beginning after November 15, 2007, with early application permitted. The Company adopted FSP FIN 39-1 effective January 1, 2008. The Company elected to present the fair value of cash collateral received separate from the obligation to return the collateral. The adoption of FSP FIN 39-1 did not impact the Company’s financial position or results of operations.

In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities, Including an amendment of FASB Statement No. 115 (SFAS 159). SFAS 159 permits entities to choose to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value. The objective is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. SFAS 159 is expected to expand the use of fair value measurement, which is consistent with the FASB’s long-term measurement objectives for accounting for financial instruments. SFAS 159 also establishes presentation and disclosure requirements designed to facilitate comparisons between entities that choose different measurement attributes for similar types of assets and liabilities. SFAS 159 does not affect any existing accounting literature that requires certain assets and liabilities to be carried at fair value. In addition, SFAS 159 does not establish requirements for recognizing and measuring dividend income, interest income or interest expense, nor does it eliminate disclosure requirements included in other accounting standards, including requirements for disclosures about fair value measurements included in SFAS No. 157, Fair Value Measurements (SFAS 157), and SFAS No. 107, Disclosures about Fair Value of Financial Instruments. SFAS 159 is effective as of the beginning of an entity’s first fiscal year beginning after November 15, 2007. The Company adopted SFAS 159 for commercial mortgage loans held for sale effective January 1, 2008, which did not have a material impact on the Company’s financial position or results of operations. The Company will assess the fair value election for new financial assets or liabilities on a prospective basis. See Note 4 for disclosures required by SFAS 159.

In September 2006, the FASB issued SFAS No. 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans – an amendment of FASB Statements No. 87, 88, 106, and 132(R) (SFAS 158). SFAS 158 requires an employer to recognize the overfunded or underfunded status of a defined benefit postretirement plan (other than a multiemployer plan) as an asset or liability on its balance sheet and to recognize changes in that funded status in the year in which the changes occur through comprehensive income. SFAS 158 also requires an employer to measure the funded status of a plan as of the date of its year-end balance sheet, with limited exceptions. An employer with publicly traded equity securities is required to initially recognize the funded status of a defined benefit postretirement plan and to provide the required disclosures as of the end of the fiscal year ending after December 15, 2006. The requirement to measure plan assets and benefit obligations as of the date of the employer’s fiscal year-end balance sheet is effective for fiscal years ending after December 15, 2008. The Company adopted SFAS 158 effective December 31, 2006. The adoption of SFAS 158 did not have a material impact on the Company’s financial position or results of operations.

In September 2006, the FASB issued SFAS 157. SFAS 157 provides enhanced guidance for using fair value to measure assets and liabilities and requires new disclosures about fair value measurements. SFAS 157 also provides guidance regarding the extent to which companies measure assets and liabilities at fair value, the information used to measure fair value, and the effect of fair value measurements on earnings. For assets and liabilities that are measured at fair value on a recurring basis in periods subsequent to initial recognition, the reporting entity shall disclose information that enables financial statement users to assess the inputs used to develop those measurements. For recurring fair value measurements using significant unobservable inputs, the reporting entity shall disclose the effect of the measurements on earnings for the period. SFAS 157 applies whenever other standards require (or permit) assets or liabilities to be measured at fair value but does not expand the use of fair value in any new circumstances. SFAS 157 is effective for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years, with early adoption permitted. The Company adopted SFAS 157 effective January 1, 2008. The adoption of SFAS 157 did not have a material impact on the Company’s financial position or results of operations. See Note 4 for disclosures required by SFAS 157.

NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES

(a wholly-owned subsidiary of Nationwide Financial Services, Inc.)

Notes to Consolidated Financial Statements, Continued

December 31, 2008, 2007 and 2006

In September 2006, the SEC issued Staff Accounting Bulletin (SAB) No. 108 (SAB 108). SAB 108 addresses how the effects of prior year uncorrected misstatements should be considered when quantifying misstatements in current-year financial statements. SAB 108 requires registrants to quantify misstatements using both the balance sheet and income-statement approaches and to evaluate whether either approach results in quantifying an error that is material in light of relevant quantitative and qualitative factors. SAB 108 does not change the SEC’s previous guidance in SAB No. 99 on evaluating the materiality of misstatements. The Company adopted SAB 108 effective December 31, 2006. SAB 108 did not have a material impact on the Company’s financial position or results of operations upon adoption.

In June 2006, the FASB issued FIN No. 48, Accounting for Uncertainty in Income Taxes, an Interpretation of FASB Statement No. 109, Accounting for Income Taxes (FIN 48). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with FASB Statement No. 109, Accounting for Income Taxes. FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006. The Company adopted FIN 48 effective January 1, 2007. FIN 48 did not have a material impact on the Company’s financial position or results of operations upon adoption.

In March 2006, the FASB issued SFAS No. 156, Accounting for Servicing of Financial Assets (SFAS 156). SFAS 156 amends SFAS No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities (SFAS 140). SFAS 156 requires that all separately recognized servicing assets and servicing liabilities be initially measured at fair value, if practicable. SFAS 156 permits, but does not require, the subsequent measurement of separately recognized servicing assets and servicing liabilities at fair value. An entity that uses derivative instruments to mitigate the risks inherent in servicing assets and servicing liabilities is required to account for those derivative instruments at fair value. Under SFAS 156, an entity can elect subsequent fair value measurement to account for its separately recognized servicing assets and servicing liabilities. By electing that option, an entity may simplify its accounting because SFAS 156 permits income statement recognition of the potential offsetting changes in fair value of those servicing assets and servicing liabilities and derivative instruments in the same accounting period. SFAS 156 is effective for fiscal years beginning after September 15, 2006. The Company adopted SFAS 156 effective January 1, 2007. SFAS 156 did not have a material impact on the Company’s financial position or results of operations upon adoption.

In February 2006, the FASB issued SFAS No. 155, Accounting for Certain Hybrid Financial Instruments (SFAS 155). SFAS 155 amends SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities (SFAS 133), and SFAS 140. SFAS 155 also resolves issues addressed in SFAS 133 Implementation Issue No. D1, Application of Statement 133 to Beneficial Interests in Securitized Financial Assets. In summary, SFAS 155: (1) permits an entity to make an irrevocable election to measure any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation at fair value in its entirety, with changes in fair value recognized in earnings; (2) clarifies which interest-only strips and principal-only strips are not subject to the requirements of SFAS 133; (3) establishes a requirement to evaluate interests in securitized financial assets to identify interests that are freestanding derivatives or that are hybrid financial instruments that contain an embedded derivative requiring bifurcation; (4) clarifies that concentrations of credit risk in the form of subordination are not embedded derivatives; and (5) amends SFAS 140 to eliminate the prohibition on a qualifying special purpose entity from holding a derivative financial instrument that pertains to a beneficial interest other than another derivative financial instrument. SFAS 155 is effective for all financial instruments acquired or issued after the beginning of an entity’s first fiscal year that begins after September 15, 2006. Provisions of SFAS 155 may be applied to instruments that an entity holds at the date of adoption on an instrument-by-instrument basis. The Company adopted SFAS 155 effective January 1, 2006. On the date of adoption, there was no impact to the Company’s financial position or results of operations.

NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES

(a wholly-owned subsidiary of Nationwide Financial Services, Inc.)

Notes to Consolidated Financial Statements, Continued

December 31, 2008, 2007 and 2006

In September 2005, AcSEC issued SOP 05-1. SOP 05-1 provides guidance on accounting by insurance enterprises for deferred acquisition costs on internal replacements of insurance and investment contracts other than those specifically described in SFAS No. 97, Accounting and Reporting by Insurance Enterprises for Certain Long-Duration Contracts and for Realized Gains and Losses from the Sale of Investments, issued by the FASB. SOP 05-1 defines an internal replacement as a modification in product benefits, features, rights or coverages that occurs as a result of the exchange of a contract for a new contract, or by amendment, endorsement or rider to a contract, or by the election of a new feature or coverage within a contract. SOP 05-1 is effective for internal replacements occurring in fiscal years beginning after December 15, 2006. Retrospective application of SOP 05-1 to previously issued financial statements is not permitted. Initial application of SOP 05-1 is required as of the beginning of an entity’s fiscal year. The Company adopted SOP 05-1 effective January 1, 2007, which resulted in a $6.0 million charge, net of taxes, as the cumulative effect of adoption of this accounting principle.

In May 2005, the FASB issued SFAS No. 154, Accounting Changes and Error Corrections (SFAS 154), which replaces Accounting Principles Board Opinion No. 20, Accounting Changes, and SFAS No. 3, Reporting Accounting Changes in Interim Financial Statements. SFAS 154 applies to all voluntary changes in accounting principle as well as to changes required by an accounting pronouncement in the unusual instance that the pronouncement does not include specific transition provisions. SFAS 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005, with earlier adoption permitted. The Company adopted SFAS 154 effective January 1, 2006. SFAS 154 did not have any impact on the Company’s financial position or results of operations upon adoption.

NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES

(a wholly-owned subsidiary of Nationwide Financial Services, Inc.)

Notes to Consolidated Financial Statements, Continued

December 31, 2008, 2007 and 2006

(4)	Fair Value Measurements
Fair Value Option

As described in Note 3, the Company adopted SFAS 159 effective January 1, 2008 and elected SFAS 159 fair value treatment for commercial mortgage loans held for sale. Accordingly, the Company now records in earnings all market fluctuations associated with this portfolio. The Company previously recorded such loans at the lower of cost or market value. Balances for these loans will be measured at fair value prospectively with unrealized gains and losses included as a component of net realized investment gains and losses. The Company will assess the fair value option election for new financial assets or liabilities on a prospective basis.

Fair Value Hierarchy

As described in Note 3, the Company adopted SFAS 157 effective January 1, 2008. SFAS 157 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In determining fair value, the Company uses various methods including market, income and cost approaches. The Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs.

In accordance with SFAS 157, the Company categorized its financial instruments into a three level hierarchy based on the priority of the inputs to the valuation technique. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). If the inputs used to measure fair value fall within different levels of the hierarchy, the category level is based on the lowest priority level input that is significant to the fair value measurement of the instrument in its entirety.

The Company categorizes financial assets and liabilities recorded at fair value in the consolidated balance sheets as follows:

•
Level 1 – Unadjusted quoted prices accessible in active markets for identical assets or liabilities at the measurement date. The types of assets and liabilities utilizing Level 1 valuations include U.S. Treasury and agency securities, equity securities listed in active markets, investments in publicly traded mutual funds with quoted market prices, and listed derivatives.

•
Level 2 – Unadjusted quoted prices for similar assets or liabilities in active markets or inputs (other than quoted prices) that are observable or that are derived principally from or corroborated by observable market data through correlation or other means. The types of assets and liabilities utilizing Level 2 valuations generally include U.S. Government securities not backed by the full faith of the government, municipal bonds, structured notes and certain MBSs and ABSs, certain corporate debt, certain private placement investments, and certain derivatives, including basis swaps and commodity total return swaps.

•
Level 3 – Prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. Inputs reflect management’s best estimate about the assumptions market participants would use at the measurement date in pricing the asset or liability. Consideration is given to the risk inherent in both the method of valuation and the valuation inputs. Generally, the types of assets and liabilities utilizing Level 3 valuations are certain MBSs and ABSs, certain corporate debt, certain private placement investments, certain mutual fund holdings, and certain derivatives, including embedded derivatives associated with living benefit contracts.

NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES

(a wholly-owned subsidiary of Nationwide Financial Services, Inc.)

Notes to Consolidated Financial Statements, Continued

December 31, 2008, 2007 and 2006

The following table summarizes assets and liabilities measured at fair value on a recurring basis as of December 31, 2008:

(in millions)	Level 1	Level 2	Level 3	Total
Assets
Investments:
Securities available-for-sale:
Fixed maturity securities:
U.S. Treasury securities and obligations of U.S. Government corporations and agencies	$561.3	$10.0	$—	$571.3
Obligations of states and political subdivisions	—	217.1	—	217.1
Debt securities issued by foreign governments	—	38.9	—	38.9
Corporate securities	—	10,135.7	1,220.8	11,356.5
Mortgage-backed securities	520.8	1,936.4	2,219.6	4,676.8
Asset-backed securities	—	1,218.4	1,168.2	2,386.6

Total fixed maturity securities	1,082.1	13,556.5	4,608.6	19,247.2
Equity securities	1.4	15.2	9.9	26.5

Total securities available-for-sale	1,083.5	13,571.7	4,618.5	19,273.7

Mortgage loans held for sale1	—	—	124.5	124.5
Short-term investments	36.2	2,744.7	—	2,780.9

Total investments	1,119.7	16,316.4	4,743.0	22,179.1

Cash	36.7	—	—	36.7
Derivative assets2	—	708.5	597.6	1,306.1
Separate account assets3.5	9,530.3	35,270.0	2,136.6	46,936.9

Total assets	$10,686.7	$52,294.9	$7,477.2	$70,458.8

Liabilities
Future policy benefits and claims4	$—	$—	$(1,739.7)	$(1,739.7)
Derivative liabilities2	(6.0)	(385.9)	(4.2)	(396.1)

Total liabilities	$(6.0)	$(385.9)	$(1,743.9)	$(2,135.8)

1	Carried at fair value as elected under SFAS 159.
2	Comprised of interest rate swaps, cross-currency interest rate swaps, credit default swaps, other non-hedging instruments, equity option contracts and interest rate futures contracts.
3	Comprised of public, privately registered and non-registered mutual funds and investments in securities.
4
Related to embedded derivatives associated with living benefit contracts. The Company’s guaranteed minimum accumulation benefits (GMABs), guaranteed lifetime withdrawal benefits (GLWBs) and hybrid GMABs/GLWBs are considered embedded derivatives under current accounting guidance, resulting in the related liabilities being separated from the host insurance product and recognized at fair value, with changes in fair value reported in earnings. This balance also includes embedded derivatives associated with fixed equity-indexed annuities (EIA) that provide for interest earnings that are linked to the performance of specified equity market indices.

5	The value of separate account liabilities is set to equal the fair value of separate account assets

NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES

(a wholly-owned subsidiary of Nationwide Financial Services, Inc.)

Notes to Consolidated Financial Statements, Continued

December 31, 2008, 2007 and 2006

The following table summarizes financial instruments for which the Company used significant unobservable inputs (Level 3) to determine fair value measurements for the year ended December 31, 2008:

		Net investment gains (losses)						Change in unrealized gains (losses) in earnings due to assets still held
(in millions)	Balance as of December 31, 2007	In earnings (realized and unrealized)1	In OCI (unrealized)2	Purchases, issuances, sales and settlements	Transfers in to Level 3	Transfers out of Level 3	Balance as of December 31, 2008
Assets
Investments:
Securities available-for-sale3 :
Fixed maturity securities
Corporate securities	$1,429.5	$(179.4)	$(230.7)	$(360.3)	$816.6	$(254.9)	$1,220.8	$—
Mortgage-backed securities	176.6	(283.4)	(556.9)	(139.8)	3,029.4	(6.3)	2,219.6	—
Asset-backed securities	754.4	(382.4)	(539.0)	11.3	1,469.8	(145.9)	1,168.2	—

Total fixed maturity securities	2,360.5	(845.2)	(1,326.6)	(488.8)	5,315.8	(407.1)	4,608.6	—
Equity securities	1.4	(54.9)	(5.7)	28.7	40.4	—	9.9	—

Total securities available-for-sale	2,361.9	(900.1)	(1,332.3)	(460.1)	5,356.2	(407.1)	4,618.5	—
Mortgage loans held for sale	86.1	(49.3)	—	87.7	—	—	124.5	(49.3)
Short-term investments	371.9	—	—	—	—	(371.9)	—	—

Total investments	2,819.9	(949.4)	(1,332.3)	(372.4)	5,356.2	(779.0)	4,743.0	(49.3)

Derivative assets	166.6	405.4	4.4	21.2	—	—	597.6	394.0
Separate account assets4.6	2,258.3	310.1	—	509.4	16.8	(958.0)	2,136.6	333.9

Total assets	$5,244.8	$(233.9)	$(1,327.9)	$158.2	$5,373.0	$(1,737.0)	$7,477.2	$678.6

Liabilities
Future policy benefits and claims5	$(128.9)	$(1,602.1)	$—	$(8.7)	$—	$—	$(1,739.7)	$1,602.1
Derivative liabilities	(16.3)	3.9	—	8.2	—	—	(4.2)	(12.0)

Total liabilities	$(145.2)	$(1,598.2)	$—	$(0.5)	$—	$—	$(1,743.9)	$1,590.1

1	Includes gains and losses on sales of financial instruments, changes in market value of certain instruments and other-than-temporary impairments.
2	Includes changes in market value of certain instruments.
3
Includes non-investment grade collateralized mortgage obligations, MBSs and ABSs, ABS trust preferred notes, certain counterparty or internally priced securities, and securities that are at or near default based on designations assigned by the National Association of Insurance Commissioners (NAIC) (see Note 5 for a discussion of NAIC Designations). Equity securities represent holdings in non-registered mutual funds with significant unobservable inputs.

4
Comprised of non-registered mutual funds with significant unobservable and/or liquidity restrictions. The net unrealized investment loss on these non-registered mutual funds is attributable to contractholders and, therefore, is not included in the Company’s earnings.

5
Relates to GMAB, GMWB and EIA embedded derivatives associated with contracts with living benefit riders. Related derivatives are internally valued. The valuation of guaranteed minimum benefit embedded derivatives is based on capital market and actuarial risk assumptions, including risk margin considerations reflecting policyholder behavior. The Company uses observable inputs, such as published swap rates, in its capital market assumptions. Actuarial assumptions, including lapse behavior and mortality rates, are based on actual experience.

6	The value of separate account liabilities is set to equal the fair value of separate account assets

NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES

(a wholly-owned subsidiary of Nationwide Financial Services, Inc.)

Notes to Consolidated Financial Statements, Continued

December 31, 2008, 2007 and 2006

Transfers

The Company will review its fair value hierarchy classifications quarterly. Changes in observability of significant valuation inputs identified during these reviews may trigger reclassification of fair value hierarchy levels of financial assets and liabilities. These reclassifications will be reported as transfers in/out of Level 3 in the beginning of the period in which the change occurs. During 2008, certain of the Company’s investments in corporate securities, MBSs and ABSs were considered to be in inactive markets, due to concerns in the securities markets and resulting lack of liquidity. As a result, there have been significant changes in certain inputs which led to transfers into Level 3. During 2008, additional observable inputs were obtained on assets previously considered Level 3, which led to transfers out of that category.

Fair Value on a Nonrecurring Basis

The Company did not have any material assets or liabilities reported at fair value on a nonrecurring basis required to be disclosed under SFAS 157.

Financial Instruments Not Carried at Fair Value

SFAS No. 107, Disclosures about Fair Value of Financial Instruments (SFAS 107) requires additional disclosures of fair value information of financial instruments. The following include disclosures for the other financial instruments not carried at fair value and not included in the above SFAS 157 disclosure.

In estimating fair value for its SFAS 107 disclosures, the Company used the following methods and assumptions:

Mortgage loans on real estate, net: The fair values of mortgage loans on real estate are estimated using discounted cash flow analyses based on interest rates currently being offered for similar loans to borrowers with similar credit ratings. Loans with similar characteristics are aggregated for purposes of the calculations. Estimated fair value is based on the present value of expected future cash flows discounted at the loan’s effective market interest rate. In the current year, mortgage loans held for sale are included in the above SFAS 157 disclosure, as the Company elected to carry these assets at fair value under SFAS 159 (effective January 1, 2008).

Policy loans: The carrying amount reported in the consolidated balance sheets approximates fair value.

Investment contracts: The fair values of the Company’s liabilities under investment type contracts are based on one of two methods. For investment contracts without defined maturities, fair value is the amount payable on demand, net of certain surrender charges. For investment contracts with known or determined maturities, fair value is estimated using discounted cash flow analysis. Interest rates used in this analysis are similar to currently offered contracts with maturities consistent with those remaining for the contracts being valued.

Short-term debt: The carrying amount reported in the consolidated balance sheets approximates fair value.

Long-term debt: The fair values for senior notes are based on quoted market prices. The fair values of the junior subordinated debentures issued to a related party are based on quoted market prices of the capital securities of Nationwide Financial Services Capital Trust I (Trust I), which approximate the fair value of this obligation.

NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES

(a wholly-owned subsidiary of Nationwide Financial Services, Inc.)

Notes to Consolidated Financial Statements, Continued

December 31, 2008, 2007 and 2006

The following table summarizes the carrying values and estimated fair values of financial instruments subject to disclosure requirements as of December 31:

	2008		2007
(in millions)	Carrying value	Estimated fair value	Carrying value	Estimated fair value
Assets
Investments:
Mortgage loans on real estate, net	$7,065.4	$6,335.3	$7,615.4	$7,659.9
Policy loans	767.4	767.4	687.9	687.9

Liabilities
Investment contracts	(24,978.2)	(18,905.4)	(24,671.0)	(23,084.7)
Short-term debt	(249.7)	(249.7)	(285.3)	(285.3)
Long-term debt, payable to NFS	(700.0)	(568.7)	(700.0)	(751.3)

(5)	Derivative Financial Instruments
Qualitative Disclosure

Interest Rate Risk Management

The Company periodically purchases fixed rate investments to back variable rate liabilities. As a result, the Company can be exposed to interest rate risk due to the mismatch between variable rate liabilities and fixed rate assets. In an effort to mitigate the risk from this mismatch, the Company enters into various types of derivative instruments, with fluctuations in the fair values of the derivatives offsetting changes in the fair values of the investments resulting from changes in interest rates. The Company principally uses pay fixed/receive variable interest rate swaps to manage this risk.

Under these interest rate swaps, the Company receives variable interest rate payments and makes fixed rate payments. The fixed interest paid on the swap offsets the fixed interest received on the investment, resulting in the Company receiving the variable interest payments on the swap, generally 3-month U.S. London Interbank Offered Rate (LIBOR), and the credit spread on the investment. The net receipt of a variable rate will then more closely match the variable rate paid on the liability.

As a result of entering into fixed rate commercial mortgage loan and private placement commitments, the Company is exposed to changes in the fair value of such commitments due to changes in interest rates during the commitment period prior to funding of the loans. In an effort to manage this risk, the Company enters into short U.S. Treasury futures and/or pay fixed interest rate swaps during the commitment period. With short U.S. Treasury futures or pay fixed interest rate swaps, if interest rates rise/fall, the gains/losses on the futures will offset the change in fair value of the commitment attributable to the change in interest rates.

NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES

(a wholly-owned subsidiary of Nationwide Financial Services, Inc.)

Notes to Consolidated Financial Statements, Continued

December 31, 2008, 2007 and 2006

The Company periodically purchases variable rate investments such as commercial mortgage loans and corporate bonds. As a result, the Company can be exposed to variability in cash flows and investment income due to changes in interest rates. Such variability poses risks to the Company when the assets are funded with fixed rate liabilities. In an effort to manage this risk, the Company may enter into receive fixed/pay variable interest rate swaps. In using these interest rate swaps, the Company receives fixed interest rate payments and makes variable rate payments. The variable interest paid on the swap offsets the variable interest received on the investment, resulting in the Company receiving the fixed interest payments on the swap and the credit spread on the investment. The net receipt of a fixed rate will then more closely match the fixed rate paid on the liability.

The Company manages interest rate risk at the segment level. Different segments may simultaneously hedge interest rate risks associated with owning fixed and variable rate investments considering the risk relevant to a particular segment.

Foreign Currency Risk Management

In conjunction with the Company’s MTN program, the Company periodically issues both fixed and variable rate liabilities denominated in foreign currencies. As a result, the Company is exposed to changes in the fair value of liabilities due to changes in foreign currency exchange rates and related interest rates. In an effort to manage these risks, the Company enters into cross-currency interest rate swaps.

The Company is exposed to changes in the fair value of fixed rate investments denominated in a foreign currency due to changes in foreign currency exchange rates and related interest rates. In an effort to manage this risk, the Company uses cross-currency interest rate hedges to swap these asset characteristics to variable U.S. dollar rate instruments. Cross-currency interest rate swaps on assets are structured to pay a fixed rate, in a foreign currency, and receive a variable U.S. dollar rate, generally 3-month U.S. LIBOR. These derivative instruments are designated as a fair value hedge of a fixed rate foreign denominated asset.

Cross-currency interest rate swaps on variable rate investments are structured to pay a variable rate, in a foreign currency, and receive a fixed U.S. dollar rate. The terms of the foreign currency paid on the swap will exactly match the terms of the foreign currency received on the asset, thus eliminating currency risk. These derivative instruments are designated as a cash flow hedge.

Equity Market Risk Management

Asset fees calculated as a percentage of separate account assets are a significant source of revenue to the Company. As of December 31, 2008, approximately 71% of separate account assets were invested in equity mutual funds (approximately 82% as of December 31, 2007). Gains and losses in the equity markets result in corresponding increases and decreases in the Company’s separate account assets and asset fee revenue. In addition, a decrease in separate account assets may decrease the Company’s expectations of future profit margins due to a decrease in asset fee revenue and/or an increase in guaranteed contract claims, which also may require the Company to accelerate amortization of DAC.

The Company’s long-term assumption for net separate account returns is 7% annual growth. If equity markets were unchanged throughout a given year, the Company estimates that its net earnings per diluted share, calculated using current weighted average diluted shares outstanding, would be approximately $0.05 to $0.10 less than if the Company’s long-term assumption for net separate account returns were realized. This analysis assumes no other factors change and that an unlocking of DAC assumptions would not be required. However, as it does each quarter, the Company would evaluate its DAC balance and underlying assumptions to determine the need for unlocking. The Company can provide no assurance that the experience of flat equity market returns would not result in changes to other factors affecting profitability, including the possibility of unlocking of DAC assumptions.

NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES

(a wholly-owned subsidiary of Nationwide Financial Services, Inc.)

Notes to Consolidated Financial Statements, Continued

December 31, 2008, 2007 and 2006

Many of the Company’s individual variable annuity contracts offer GMDB features. A GMDB generally provides a benefit if the annuitant dies and the contract value is less than a specified amount, which may be based on premiums paid less amounts withdrawn or contract value on a specified anniversary date. A decline in the stock market causing the contract value to fall below this specified amount, which varies from contract to contract based on the date the contract was entered into as well as the GMDB feature elected, will increase the net amount at risk, which is the GMDB in excess of the contract value. This could result in additional GMDB claims.

In an effort to mitigate this risk, the Company implemented a GMDB economic hedging program for certain new and existing business. Prior to implementation of the GMDB hedging program in 2000, the Company managed this risk primarily by entering into reinsurance arrangements. The GMDB economic hedging program is designed to offset changes in the economic value of the designated GMDB obligation. Currently the program shorts S&P 500 Index futures, which provides an offset to changes in the value of the designated obligation. The futures are not designated as hedges and, therefore, hedge accounting is not applied. The Company’s economic and accounting hedges are not perfectly offset. Therefore, the economic hedging activity is likely to lead to earnings volatility. As of December 31, 2008 and 2007, the Company’s net amount at risk was $8,718.7 million and $519.9 million before reinsurance, respectively, and $7,329.9 million and $317.2 million net of reinsurance, respectively. As of December 31, 2008 and 2007, the Company’s reserve for GMDB claims was $247.9 million and $38.9 million, respectively.

The Company also offers certain variable annuity products with guaranteed minimum accumulation benefit (GMAB), guaranteed lifetime withdrawal benefit (GLWB) and hybrid GMAB/GLWB riders (collectively referred to as living benefits). A GMAB provides the contractholder with a guaranteed return of premium, adjusted proportionately for withdrawals, after a specified time period (5, 7 or 10 years) selected by the contractholder at the time of issuance of a variable annuity contract. In some cases, the contractholder also has the option, after a specified time, to drop the rider and continue the variable annuity contract without the GMAB. The design of the GMAB rider limits the risk to the Company in a variety of ways including asset allocation requirements, which serve to reduce the Company’s potential exposure to underlying fund performance risks. Specifically, the terms in the GMAB rider limit policyholder asset allocation by either (1) requiring partial allocation of assets to a guaranteed term option (a fixed rate investment option) and excluding certain funds that are highly volatile or difficult to hedge or (2) requiring all assets be allocated to one of the approved asset allocation funds or models defined by the Company.

Beginning in March 2005, the Company began offering a hybrid GMAB/GLWB through its Capital Preservation Plus Lifetime Income (CPPLI) contract rider. This living benefit combines a GMAB feature in its first 5-10 years with a lifetime withdrawal benefit election at the end of the GMAB feature. Upon maturity of the GMAB, the contractholder can elect the lifetime withdrawal benefit, which would continue for the duration of the insured’s life; elect a new CPPLI rider; or drop the rider completely and continue the variable annuity contract without any rider. If the lifetime withdrawal benefit is elected and the insured’s contract value is exhausted through such withdrawals and market conditions, the Company will continue to fund future withdrawals at a pre-defined level until the insured’s death. In some cases, the contractholder has the right to drop the GLWB portion of this rider or periodically reset the guaranteed withdrawal basis to a higher level. This benefit requires a minimum allocation to guaranteed term options or adherence to limitations required by an approved asset allocation strategy as previously described above.

In March 2006, the Company added Lifetime Income (L.inc), a stand-alone GLWB, to complement CPPLI in its product offerings. This rider is very similar to the hybrid benefit discussed above in that L.inc and CPPLI both have guaranteed withdrawal rates that increase based on the age at which the contractholder begins taking income. The withdrawal rates are applied to a benefit base to determine the guaranteed lifetime income amount available to a contractholder. The benefit base is equal to the variable annuity premium at contract issuance and may increase as a result of a ratchet feature that is driven by account performance and a roll-up feature that is driven by policy duration. Generally, the longer the contractholder waits before commencing withdrawals, the greater the guaranteed lifetime income. One key difference between L.inc and CPPLI is that the charge associated with L.inc is assessed against the benefit base. This is a risk mitigation feature as it alleviates much of the uncertainty around account performance and customer withdrawal patterns, both of which can lead to lower than expected revenue streams if the charge were assessed on account value. In June 2007, the Company added a feature to L.inc to allow for a lump settlement in lieu of lifetime withdrawals in certain situations.

NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES

(a wholly-owned subsidiary of Nationwide Financial Services, Inc.)

Notes to Consolidated Financial Statements, Continued

December 31, 2008, 2007 and 2006

The Company’s living benefit riders represent an embedded derivative in a variable annuity contract that is required to be separated from, and valued apart from, the host variable annuity contract. The embedded derivatives are carried at fair value. Subsequent changes in the fair value of the embedded derivatives are recognized in earnings as a component of net realized investment gains and losses. The fair value of the embedded derivatives is calculated based on a combination of capital market and actuarial assumptions. Projections of cash flows inherent in the valuation of the embedded derivative incorporate numerous assumptions including, but not limited to, expectations of contractholder persistency, contractholder withdrawal patterns, risk neutral market returns, correlations of market returns and market return volatility. As of December 31, 2008 and 2007, the net balance of the embedded derivatives for living benefits was a liability of $1.70 billion and $91.9 million, respectively. The Company does not expect any meaningful level of claims under the living benefit features for several years and believes any such claims would be mitigated by its economic hedging program.

Similar to the Company’s economic hedging for GMDBs, the living benefits features are also being economically hedged. The primary risks being hedged are the exposures associated with declining equity market returns and downward interest rate movements. The Company employs a variety of instruments to mitigate this exposure including S&P 500 Index futures, U.S. Treasury futures, interest rate swaps and long-dated over-the-counter put options. The positions used in the economic hedging program are not designated as hedges and, therefore, hedge accounting is not applied. The living benefits hedging program is designed to offset changes in the economic value of the living benefits obligation to contractholders. Changes in the fair value of the embedded derivatives are likely to create volatility in earnings. The hedging activity associated with changes in the economic value of the living benefits obligations will likely mitigate a portion of this earnings volatility.

Other Non-Hedging Derivatives

The Company periodically enters into basis swaps (receive one variable rate, pay another variable rate) to better match the cash flows received from the specific variable-rate investments with the variable rate paid on a group of liabilities. While the pay-side terms of the basis swap will be consistent with the terms of the asset, the Company is not able to match the receive-side terms of the derivative to a specific liability. Therefore, basis swaps do not receive hedge accounting treatment.

The Company sells credit default protection on selected debt instruments and combines the credit default swap with selected assets the Company owns to replicate a higher yielding bond. These selected assets may have sufficient duration for the related liability, but do not earn a sufficient credit spread. The combined credit default swap and investments provide cash flows with the duration and credit spread targeted by the Company. The credit default swaps do not qualify for hedge accounting treatment.

The Company also has purchased credit default protection on selected debt instruments exposed to short-term credit concerns, or because the combination of the corporate bond and purchased default protection provides sufficient spread and duration targeted by the Company. The purchased credit default protection is not designated for hedge accounting treatment.

Quantitative Disclosure

Fair Value Hedges

During the years ended December 31, 2008, 2007 and 2006, a net gain of $8.3 million, a net loss of $2.4 million and a net gain of $2.9 million, respectively, were recognized in net realized investment gains and losses related to the ineffective portion of fair value hedging relationships. There were no gains or losses attributable to the portion of the derivative instruments’ changes in fair value excluded from the assessment of hedge effectiveness. There were also no gains or losses recognized in earnings as a result of hedged firm commitments no longer qualifying as fair value hedges.

Cash Flow Hedges

For the years ended December 31, 2008, 2007 and 2006, the ineffective portion of cash flow hedges was a net gain of $3.1 million, a net loss of $1.4 million and a net loss of $1.5 million, respectively. There were no net gains or losses attributable to the portion of the derivative instruments’ changes in fair value excluded from the assessment of hedge effectiveness.

NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES

(a wholly-owned subsidiary of Nationwide Financial Services, Inc.)

Notes to Consolidated Financial Statements, Continued

December 31, 2008, 2007 and 2006

In general, the maximum length of time over which the Company is hedging its exposure to the variability in future cash flows associated with forecasted transactions, other than those relating to variable interest on existing financial instruments, is twelve months or less. However, in 2003 the Company entered into a hedge of a forecasted purchase of shares of a mutual fund tied to the S&P 500 Index where delivery of the shares will occur in 2033.

During 2008, the Company did not discontinue any cash flow hedges because the original forecasted transaction was no longer probable. Additionally, no amounts were reclassified from AOCI into earnings due to the probability that a forecasted transaction would not occur.

Other Derivative Instruments, Including Embedded Derivatives

Net realized investment gains and losses for the years ended December 31, 2008, 2007 and 2006 included a net gain of $58.2 million, a net loss of $12.4 million and a net loss of $0.5 million, respectively, related to other derivative instruments, including embedded derivatives, not designated in hedging relationships. In addition, variable annuity contracts resulted in net losses of $442.5 million, $51.8 million, $11.4 million for the years ended December 31, 2008, 2007, and 2006, respectively, related to other derivative instruments, including embedded derivatives, not designated in hedging relationships.

For the years ended December 31, 2008, 2007 and 2006, net losses of $3.6 million, $0.5 million and $10.6 million, respectively, were recorded in net realized investment gains and losses reflecting the change in fair value of cross-currency interest rate swaps hedging variable rate MTNs denominated in foreign currencies. No additional net gains were recorded to reflect the change in spot rates of foreign currency denominated obligations during the year ended December 31, 2008 compared to none for the year ended December 31, 2007, and a net gain of $14.1 million for the year ended December 31, 2006.

The following table summarizes the notional amount of derivative financial instruments outstanding as of December 31:

(in millions)	2008	2007
Interest rate swaps:
Pay fixed/receive variable rate swaps hedging investments	$1,218.4	$1,692.9
Pay variable/receive fixed rate swaps hedging investments	924.5	21.0
Pay variable/receive variable rate swaps hedging liabilities	200.0	—
Pay fixed/receive variable rate swaps hedging liabilities	1,993.7	1,120.7
Pay variable/receive fixed rate swaps hedging liabilities	3,856.3	343.1
Cross-currency interest rate swaps:
Hedging foreign currency denominated investments	343.7	375.5
Hedging foreign currency denominated liabilities	463.4	1,144.1
Credit default swaps	271.2	300.3
Other non-hedging instruments	431.0	518.1
Equity option/futures contracts	3,675.3	2,361.8
Interest rate futures contracts	281.1	371.3

Total	$13,658.6	$8,248.8

The notional value is the amount upon which exchanges of interest are based. Exposure to a counterparty arises if the net expected cash flows are positive, as calculated based on forward interest rate curves and notional contract values.

NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES

(a wholly-owned subsidiary of Nationwide Financial Services, Inc.)

Notes to Consolidated Financial Statements, Continued

December 31, 2008, 2007 and 2006

Credit Derivatives

The Company enters into two distinct types of credit derivative contracts (or credit default swaps) which allows the Company to either sell or buy credit protection on a specific creditor or credit index. When the Company sells credit protection against a specific creditor or credit index to a counterparty, it receives periodic premium payments similar to the risk premium received on an equivalent maturity bond from the same creditor. In return, the Company agrees to provide for losses if a credit event occurs during the lifetime of the contract, by buying a pre-determined cash bond from the counterparty at face value. In such a contract, a credit event will be defined in the trade settlement documentation and may include, but not be limited to, creditor bankruptcy or restructuring. There are no recourse provisions associated with these contracts.

The Company had exposure to credit protection contracts for the years ended December 31, 2008, 2007 and 2006 and experienced losses of $18.8 million in 2008 and no losses in 2007 or 2006, on such contracts. The following table presents the Company’s outstanding exposure to credit protection contracts, all of which are related to corporate debt instruments, as of December 31, 2008 by contract maturity and industry exposure:

	Less than or equal to one year		One to three years		Three to five years		Total
(in millions)	Maximum potential risk	Estimated fair value	Maximum potential risk	Estimated fair value	Maximum potential risk	Estimated fair value	Maximum potential risk	Estimated fair value
Single sector exposure:
Consumer goods	$—	$—	$6.0	$(0.8)	$—	$—	$6.0	$(0.8)
Financial	—	—	35.0	(5.8)	13.0	(0.5)	48.0	(6.3)
Oil & gas pipelines	10.0	—	15.0	(0.8)	—	—	25.0	(0.8)
Services	—	—	—	—	35.0	(3.0)	35.0	(3.0)
Utilities	4.5	—	—	—	—	—	4.5	—

Total single sector exposure	14.5	—	56.0	(7.4)	48.0	(3.5)	118.5	(10.9)
Index exposure:
Corporate bonds	—	—	—	—	110.9	(0.3)	110.9	(0.3)

Total index exposure	—	—	—	—	110.9	(0.3)	110.9	(0.3)

Total	$14.5	$—	$56.0	$(7.4)	$158.9	$(3.8)	$229.4	$(11.2)

NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES

(a wholly-owned subsidiary of Nationwide Financial Services, Inc.)

Notes to Consolidated Financial Statements, Continued

December 31, 2008, 2007 and 2006

(6)	Investments
The following table summarizes the amortized cost, gross unrealized gains and losses, and estimated fair values of securities available-for-sale as of the dates indicated:

(in millions)	Amortized cost	Gross unrealized gains	Gross unrealized losses	Estimated fair value
December 31, 2008:
Fixed maturity securities:
U.S. Treasury securities and obligations of U.S. Government corporations	$77.3	$20.1	$—	$97.4
U. S. Government agencies1	384.6	89.3	—	473.9
Obligations of states and political subdivisions	223.0	1.5	7.4	217.1
Debt securities issued by foreign governments	33.9	5.0	—	38.9
Corporate securities
Public	8,042.9	85.4	1,040.3	7,088.0
Private	4,589.0	49.5	370.0	4,268.5
Mortgage-backed securities	5,248.2	68.2	639.6	4,676.8
Asset-backed securities	3,222.0	19.7	855.1	2,386.6

Total fixed maturity securities	21,820.9	338.7	2,912.4	19,247.2
Equity securities	30.9	0.7	5.1	26.5

Total securities available-for-sale	$21,851.8	$339.4	$2,917.5	$19,273.7

December 31, 2007:
Fixed maturity securities:
U.S. Treasury securities and obligations of U.S. Government corporations	$110.8	$14.3	$0.4	$124.7
U. S. Government agencies	406.1	61.2	—	467.3
Obligations of states and political subdivisions	245.3	1.6	2.7	244.2
Debt securities issued by foreign governments	40.0	2.5	0.1	42.4
Corporate securities
Public	8,253.8	133.4	161.6	8,225.6
Private	5,474.2	131.7	57.6	5,548.3
Mortgage-backed securities	5,855.9	31.3	98.4	5,788.8
Asset-backed securities	3,635.1	31.2	174.2	3,492.1

Total fixed maturity securities	24,021.2	407.2	495.0	23,933.4
Equity securities	69.6	4.8	1.5	72.9

Total securities available-for-sale	$24,090.8	$412.0	$496.5	$24,006.3

1	Includes $134.7 million of securities explicitly backed by the full faith and credit of the U.S. Government.
The market value of the Company’s general account investments may fluctuate significantly in response to changes in interest rates, investment quality ratings and credit spreads. While the Company has the ability and intent to hold available-for-sale debt securities in unrealized loss positions that are not other-than-temporarily impaired until recovery, it may experience realized investment losses to the extent its liquidity needs require the disposition of general account fixed maturity securities in unfavorable interest rate, liquidity or credit spread environments.

NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES

(a wholly-owned subsidiary of Nationwide Financial Services, Inc.)

Notes to Consolidated Financial Statements, Continued

December 31, 2008, 2007 and 2006

Debt securities accounted for under EITF 99-20 may experience other-than-temporary impairment in future periods in the event an adverse change in cash flows is anticipated or probable. Furthermore, equity securities may experience other-than-temporary impairment in the future based on the prospects for recovery in value in a reasonable period. In addition, debt securities may experience other-than-temporary impairment in the future based on the probability that that Company may not be able to receive all contractual payments when due.

The Company held securities issued by institutions in the financial sector with equity-type features, classified as fixed maturity, with estimated fair values of $634.2 million and $674.4 million, and gross unrealized losses of $366.6 million and $28.3 million, as of December 31, 2008 and December 31, 2007, respectively. Of these securities in an unrealized loss position as of December 31, 2008, $104.7 million, or 18%, were in an unrealized loss position for more than one year compared to $149.3 million, or 39%, as of December 31, 2007. As of December 31, 2008, the Company evaluates such securities for other-than-temporary impairment using the criteria of either a debt or an equity security depending on the facts and circumstances of the individual issuer.

The table below summarizes the amortized cost and estimated fair value of fixed maturity securities available-for-sale, by maturity, as of December 31, 2008. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

(in millions)	Amortized cost	Estimated fair value
Fixed maturity securities available-for-sale:
Due in one year or less	$1,086.7	$1,081.9
Due after one year through five years	6,697.6	6,173.1
Due after five years through ten years	2,704.5	2,537.5
Due after ten years	2,861.9	2,391.4

Subtotal	13,350.7	12,183.9
Mortgage-backed securities	5,248.2	4,676.7
Asset-backed securities	3,222.0	2,386.6

Total	$21,820.9	$19,247.2

The following table presents the components of net unrealized losses on securities available-for-sale as of December 31:

(in millions)	2008	2007
Net unrealized losses, before adjustments and taxes	$(2,578.1)	$(84.5)
Change in fair value attributable to fixed maturity securities designated in fair value hedging relationships	(57.8)	—

Total net unrealized losses, before adjustments and taxes	(2,635.9)	(84.5)
Adjustment to deferred policy acquisition costs	615.9	87.1
Adjustment to future policy benefits and claims	43.8	(77.7)
Deferred federal income tax benefit	691.7	26.1

Net unrealized losses	$(1,284.5)	$(49.0)

NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES

(a wholly-owned subsidiary of Nationwide Financial Services, Inc.)

Notes to Consolidated Financial Statements, Continued

December 31, 2008, 2007 and 2006

The following table presents an analysis of the net increase in net unrealized (losses) gains on securities available-for-sale before adjustments and taxes for the years ended December 31:

(in millions)	2008	2007	2006
Fixed maturity securities	$(2,485.9)	$(166.0)	$(161.0)
Equity securities	(7.7)	(2.6)	(1.1)

Net increase	$(2,493.6)	$(168.6)	$(162.1)

NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES

(a wholly-owned subsidiary of Nationwide Financial Services, Inc.)

Notes to Consolidated Financial Statements, Continued

December 31, 2008, 2007 and 2006

For securities available-for-sale as of the dates indicated, the following table summarizes the Company’s gross unrealized losses based on the amount of time each type of security has been in an unrealized loss position:

	Less than or equal to one year		More than one year		Total
(in millions)	Estimated fair value	Gross unrealized losses	Estimated fair value	Gross unrealized losses	Estimated fair value	Gross unrealized losses
December 31, 2008:
Fixed maturity securities:
Obligations of states and political subdivisions	$94.9	$3.5	$29.3	$3.9	$124.2	$7.4
Corporate securities
Public	3,678.8	700.8	1,233.6	339.5	4,912.4	1,040.3
Private	2,108.1	262.1	838.6	107.9	2,946.7	370.0
Mortgage-backed securities	592.1	149.1	1,694.3	490.6	2,286.4	639.7
Asset-backed securities	1,026.9	248.6	1,171.4	606.4	2,198.3	855.0

Total fixed maturity securities	7,500.8	1,364.1	4,967.2	1,548.3	12,468.0	2,912.4
Equity securities	11.2	4.9	3.4	0.2	14.6	5.1

Total	$7,512.0	$1,369.0	$4,970.6	$1,548.5	$12,482.6	$2,917.5

% of total gross unrealized losses		47%		53%

December 31, 2007:
Fixed maturity securities:
U.S. Treasury securities and obligations of U.S. Government corporations	$16.4	$0.4	$2.6	$—	$19.0	$0.4
U.S. Government agencies	—	—	13.9	—	13.9	—
Obligations of states and political subdivisions	15.4	0.1	149.6	2.6	165.0	2.7
Debt securities issued by foreign governments	11.5	0.1	—	—	11.5	0.1
Corporate securities
Public	2,354.0	95.2	1,966.8	66.4	4,320.8	161.6
Private	680.6	17.1	1,814.7	40.5	2,495.3	57.6
Mortgage-backed securities	1,227.8	23.7	2,466.4	74.7	3,694.2	98.4
Asset-backed securities	1,453.8	127.1	1,078.1	47.1	2,531.9	174.2

Total fixed maturity securities	5,759.5	263.7	7,492.1	231.3	13,251.6	495.0
Equity securities	17.1	1.5	0.1	—	17.2	1.5

Total	$5,776.6	$265.2	$7,492.2	$231.3	$13,268.8	$496.5

% of total gross unrealized losses		53%		47%

NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES

(a wholly-owned subsidiary of Nationwide Financial Services, Inc.)

Notes to Consolidated Financial Statements, Continued

December 31, 2008, 2007 and 2006

The Company has fixed maturity securities that have been in an unrealized loss position for more than one year that are not other-than-temporarily impaired. The Company reviews assets in unrealized loss positions and evaluates whether or not the losses are other-than-temporary. Many criteria are considered during this process including, but not limited to, specific credit issues and financial prospects related to the issuer, the quality of the underlying collateral, management’s intent and ability to hold the security until recovery, current economic conditions that could affect the creditworthiness of the issuer in the future, the current fair value as compared to the amortized cost of the security, the extent and duration of the unrealized loss, and the rating of the affected security.

As of December 31, 2008, fixed maturity securities that have been in an unrealized loss position for more than one year totaled $1.55 billion, or 53% of the Company’s total unrealized losses on fixed maturity securities. Of this total, $1.31 billion, or 85%, were classified as investment grade securities, as defined by the National Association of Insurance Commissioners (NAIC).

As of December 31, 2008, 1,913, or 65%, of the Company’s investments in fixed maturity securities were in an unrealized loss position, in comparison to 1,725, or 53%, as of December 31, 2007.

The majority of the increases in the Company’s unrealized losses from December 31, 2007 to 2008 were attributable to corporate securities, MBSs and ABSs. These increased unrealized loss positions primarily were driven by the combined impact of volatility in investment quality ratings and credit spreads, illiquid markets, and interest rate movements. In particular, exposure to the financial sector, including through structured securities such as trust preferred, collateralized loan obligations and collateralized debt obligations, have been significantly affected by negative circumstances in those sectors. It is reasonably possible that further declines in estimated fair values of such investments, or changes in assumptions or estimates of anticipated recoveries and/or cash flows, may cause further other-than-temporary impairments in the near term, which could be significant.

NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES

(a wholly-owned subsidiary of Nationwide Financial Services, Inc.)

Notes to Consolidated Financial Statements, Continued

December 31, 2008, 2007 and 2006

For fixed maturity securities available-for-sale, the following tables summarize as of the dates indicated the Company’s gross unrealized loss position categorized as investment grade vs. non-investment grade, as defined by the NAIC, for the period of time indicated, and based on the ratio of estimated fair value to amortized cost (in millions):

	Period of time for which unrealized loss has existed as of December 31, 2008
	Investment Grade			Non-Investment Grade			Total
Ratio of estimated fair value to amortized cost	Less than or equal to one year	More than one year	Total	Less than or equal to one year	More than one year	Total	Less than or equal to one year	More than one year	Total
Corporate securities - public and private
99.9% - 95.0%	$50.0	$16.4	$66.4	$1.7	$0.1	$1.8	$51.7	$16.5	$68.2
94.9% - 90.0%	94.0	28.3	122.3	5.2	6.2	11.4	99.2	34.5	133.7
89.9% - 85.0%	82.8	32.2	115.0	7.9	7.3	15.2	90.7	39.5	130.2
84.9% - 80.0%	94.1	27.2	121.3	14.5	7.1	21.6	108.6	34.3	142.9
Below 80.0%	453.1	150.5	603.6	159.6	172.1	331.7	612.7	322.6	935.3

Total	774.0	254.6	1,028.6	188.9	192.8	381.7	962.9	447.4	1,410.3

Mortgage-backed securities
99.9% - 95.0%	1.1	2.9	4.0	—	—	—	1.1	2.9	4.0
94.9% - 90.0%	5.7	14.4	20.1	0.1	—	0.1	5.8	14.4	20.2
89.9% - 85.0%	13.8	23.9	37.7	5.7	—	5.7	19.5	23.9	43.4
84.9% - 80.0%	14.0	40.0	54.0	17.1	10.0	27.1	31.1	50.0	81.1
Below 80.0%	91.5	377.4	468.9	—	22.0	22.0	91.5	399.4	490.9

Total	126.1	458.6	584.7	22.9	32.0	54.9	149.0	490.6	639.6

Asset-backed securities
99.9% - 95.0%	4.9	2.0	6.9	0.4	—	0.4	5.3	2.0	7.3
94.9% - 90.0%	15.5	18.6	34.1	1.0	—	1.0	16.5	18.6	35.1
89.9% - 85.0%	23.3	27.5	50.8	0.3	0.8	1.1	23.6	28.3	51.9
84.9% - 80.0%	15.3	33.7	49.0	0.1	1.0	1.1	15.4	34.7	50.1
Below 80.0%	171.0	513.0	684.0	16.9	9.8	26.7	187.9	522.8	710.7

Total	230.0	594.8	824.8	18.7	11.6	30.3	248.7	606.4	855.1

Other fixed maturity securities1
99.9% - 95.0%	1.3	—	1.3	—	—	—	1.3	—	1.3
94.9% - 90.0%	2.2	—	2.2	—	—	—	2.2	—	2.2
89.9% - 85.0%	—	3.9	3.9	—	—	—	—	3.9	3.9
84.9% - 80.0%	—	—	—	—	—	—	—	—	—
Below 80.0%	—	—	—	—	—	—	—	—	—

Total	3.5	3.9	7.4	—	—	—	3.5	3.9	7.4

Total fixed maturity securities available-for-sale
99.9% - 95.0%	57.3	21.3	78.6	2.1	0.1	2.2	59.4	21.4	80.8
94.9% - 90.0%	117.4	61.3	178.7	6.3	6.2	12.5	123.7	67.5	191.2
89.9% - 85.0%	119.9	87.5	207.4	13.9	8.1	22.0	133.8	95.6	229.4
84.9% - 80.0%	123.4	100.9	224.3	31.7	18.1	49.8	155.1	119.0	274.1
Below 80.0%	715.6	1,040.9	1,756.5	176.5	203.9	380.4	892.1	1,244.8	2,136.9

Total	$1,133.6	$1,311.9	$2,445.5	$230.5	$236.4	$466.9	$1,364.1	$1,548.3	$2,912.4

1        Includes U.S. Treasury securities, obligations of U.S. Government corporations, U.S. Government agency securities, obligations of state and political subdivisions, and debt issued by foreign governments.

NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES

(a wholly-owned subsidiary of Nationwide Financial Services, Inc.)

Notes to Consolidated Financial Statements, Continued

December 31, 2008, 2007 and 2006

	Period of time for which unrealized loss has existed as of December 31, 2007
	Investment Grade			Non-Investment Grade			Total
Ratio of estimated fair value to amortized cost	Less than or equal to one year	More than one year	Total	Less than or equal to one year	More than one year	Total	Less than or equal to one year	More than one year	Total
Corporate securities - public and private
99.9% - 95.0%	$21.2	$43.6	$64.8	$12.9	$5.2	$18.1	$34.1	$48.8	$82.9
94.9% - 90.0%	18.0	30.3	48.3	13.3	4.5	17.8	31.3	34.8	66.1
89.9% - 85.0%	16.5	10.7	27.2	3.1	6.3	9.4	19.6	17.0	36.6
84.9% - 80.0%	2.1	0.4	2.5	3.0	0.2	3.2	5.1	0.6	5.7
Below 80.0%	7.5	—	7.5	14.7	5.7	20.4	22.2	5.7	27.9

Total	65.3	85.0	150.3	47.0	21.9	68.9	112.3	106.9	219.2

Mortgage-backed securities
99.9% - 95.0%	18.6	35.3	53.9	—	—	—	18.6	35.3	53.9
94.9% - 90.0%	5.1	39.4	44.5	—	—	—	5.1	39.4	44.5
89.9% - 85.0%	—	—	—	—	—	—	—	—	—
84.9% - 80.0%	—	—	—	—	—	—	—	—	—
Below 80.0%	—	—	—	—	—	—	—	—	—

Total	23.7	74.7	98.4	—	—	—	23.7	74.7	98.4

Asset-backed securities
99.9% - 95.0%	14.7	13.2	27.9	0.2	—	0.2	14.9	13.2	28.1
94.9% - 90.0%	26.9	13.7	40.6	—	—	—	26.9	13.7	40.6
89.9% - 85.0%	18.0	8.6	26.6	—	—	—	18.0	8.6	26.6
84.9% - 80.0%	14.2	5.8	20.0	—	—	—	14.2	5.8	20.0
Below 80.0%	53.0	5.8	58.8	0.1	—	0.1	53.1	5.8	58.9

Total	126.8	47.1	173.9	0.3	—	0.3	127.1	47.1	174.2

Other fixed maturity securities1
99.9% - 95.0%	0.6	1.4	2.0	—	—	—	0.6	1.4	2.0
94.9% - 90.0%	—	1.2	1.2	—	—	—	—	1.2	1.2
89.9% - 85.0%	—	—	—	—	—	—	—	—	—
84.9% - 80.0%	—	—	—	—	—	—	—	—	—
Below 80.0%	—	—	—	—	—	—	—	—	—

Total	0.6	2.6	3.2	—	—	—	0.6	2.6	3.2

Total fixed maturity securities available-for-sale
99.9% - 95.0%	55.1	93.5	148.6	13.1	5.2	18.3	68.2	98.7	166.9
94.9% - 90.0%	50.0	84.6	134.6	13.3	4.5	17.8	63.3	89.1	152.4
89.9% - 85.0%	34.5	19.3	53.8	3.1	6.3	9.4	37.6	25.6	63.2
84.9% - 80.0%	16.3	6.2	22.5	3.0	0.2	3.2	19.3	6.4	25.7
Below 80.0%	60.5	5.8	66.3	14.8	5.7	20.5	75.3	11.5	86.8

Total	$216.4	$209.4	$425.8	$47.3	$21.9	$69.2	$263.7	$231.3	$495.0

1        Includes U.S. Treasury securities, obligations of U.S. Government corporations, U.S. Government agency securities, obligations of state and political subdivisions, and debt issued by foreign governments.

NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES

(a wholly-owned subsidiary of Nationwide Financial Services, Inc.)

Notes to Consolidated Financial Statements, Continued

December 31, 2008, 2007 and 2006

As of December 31, 2008, 27% of the Company’s investments in an unrealized loss position had ratios of estimated fair value to amortized cost of at least 80%. In addition, 84% of the Company’s investments in an unrealized loss position were classified as investment grade, as defined by the NAIC. Of the Company’s investments in unrealized loss positions classified as non-investment grade, 49% have been in an unrealized loss position for less than one year.

The NAIC assigns securities quality ratings and uniform valuations (called NAIC Designations), which are used by insurers when preparing their annual statements. For most securities, NAIC ratings are derived from ratings received from nationally recognized rating agencies. The NAIC also assigns ratings to securities that do not receive public ratings. The designations assigned by the NAIC range from class 1 (highest quality) to class 6 (lowest quality). Of the Company’s general account fixed maturity securities, 92% and 94% were in the two highest NAIC Designations as of December 31, 2008 and 2007, respectively.

The following table shows the equivalent ratings between the NAIC and nationally recognized rating agencies and summarizes the credit quality, as determined by NAIC Designation, of the Company’s general account fixed maturity securities portfolio as of December 31:

(in millions)		2008		2007
NAIC designation1	Rating agency equivalent designation2	Amortized cost	Estimated fair value	Amortized cost	Estimated fair value
1	Aaa/Aa/A	$13,870.1	$12,497.7	$16,765.5	$16,662.7
2	Baa	5,961.0	5,210.2	5,730.3	5,784.3
3	Ba	1,192.9	953.8	1,101.6	1,078.3
4	B	529.7	366.5	325.0	316.8
5	Caa and lower	166.9	128.9	60.2	52.7
6	In or near default	100.3	90.1	38.6	38.6

	Total	$21,820.9	$19,247.2	$24,021.2	$23,933.4

1        NAIC Designations are assigned at least annually. Some designations for securities shown have been assigned to securities not yet assigned an NAIC Designation in a manner approximating equivalent public rating categories.

2        Comparisons between NAIC and Moody’s designations are published by the NAIC. If no Moody’s rating is available, the Company assigns internal ratings corresponding to public ratings.

Recent conditions in the securities markets, including changes in investment quality ratings, liquidity, credit spreads and interest rates, have resulted in declines in the values of investment securities, including corporate debt securities, MBSs and ABSs. When evaluating whether these securities are other-than-temporarily impaired, the Company considers characteristics of the underlying collateral, such as delinquency and default rates, the quality of the underlying borrower, the type of collateral in the pool, the vintage year of the collateral, subordination levels within the structure of the collateral pool, expected future cash flows, and the Company’s ability and intent to hold the security to recovery. These and other factors also affect the estimated fair value of these securities.

NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES

(a wholly-owned subsidiary of Nationwide Financial Services, Inc.)

Notes to Consolidated Financial Statements, Continued

December 31, 2008, 2007 and 2006

The Company’s investments in MBSs and ABSs include securities that are supported by Alt-A and Sub-prime collateral. The Company considers Alt-A collateral to be mortgages whose underwriting standards do not qualify the mortgage for regular conforming or jumbo loan programs. Typical underwriting characteristics that cause a mortgage to fall into the Alt-A classification may include, but are not limited to, inadequate loan documentation of a borrower’s financial information, debt-to-income ratios above normal lending limits, loan-to-value ratios above normal lending limits that do not have primary mortgage insurance, a borrower who is a temporary resident, and loans securing non-conforming types of real estate. Alt-A mortgages are generally issued to borrowers having higher Fair Isaac Credit Organization (FICO) scores, and the lender typically issues a slightly higher interest rate for such mortgages. The Company considers Sub-prime collateral to be mortgages that are first-lien mortgage loans issued to Sub-prime borrowers, as demonstrated by recent delinquent rent or housing payments or substandard FICO scores. Second-lien mortgage loans are also considered Sub-prime. The amortized cost and estimated fair value of the Company’s investments in securities containing Alt-A collateral totaled $1,718.7 million and $1,335.8 million, respectively, and the amortized cost and estimated fair value of the Company’s investments in securities containing Sub-prime collateral totaled $612.7 million and $480.2 million, respectively. As of December 31, 2008, 75% and 84% of securities containing Alt-A and Sub-prime collateral, respectively, were rated AA or better. In addition, 68% and 76% of Alt-A and Sub-prime collateral, respectively, was originated in 2005 or earlier.

In addition, recent market activity has negatively impacted the Company’s investments in commercial mortgage-backed securities (CMBS). These investments in CMBS are generally characterized by securities that are collateralized by static, heterogeneous pools of mortgages on commercial real estate properties. Deals are generally diversified across property types, geography, borrowers, tenants, loan size, coupon and vintages. As of December 31, 2008, the amortized cost and estimated fair value of the Company’s investments in CMBS totaled $1.26 billion and $853.0 million, respectively, while the December 31, 2007 amortized cost was $1.10 billion and estimated fair value was $1.08 billion.

Proceeds from the sale of securities available-for-sale during 2008, 2007 and 2006 were $4.19 billion, $4.65 billion and $2.27 billion, respectively. During 2008, gross gains of $32.9 million ($70.0 million and $61.6 million in 2007 and 2006, respectively) and gross losses of $23.9 million ($70.2 million and $64.1 million in 2007 and 2006, respectively) were realized on those sales.

Real estate held for use was $9.8 million and $17.8 million as of December 31, 2008 and 2007, respectively. These assets are carried at cost less accumulated depreciation, which was $2.1 million and $3.6 million as of December 31, 2008 and 2007, respectively. The carrying value of real estate held for sale was $6.8 million as of December 31, 2008 (compared to no real estate held for sale as of December 31, 2007.)

The Company grants mainly commercial mortgage loans on real estate to customers throughout the U.S. As of December 31, 2008, the Company’s largest exposure to any single borrower, region and property type was 2%, 23% and 34%, respectively, of the Company’s general account mortgage loan portfolio, compared to 2%, 24% and 33%, respectively, as of December 31, 2007.

As of December 31, 2008 and 2007, the carrying value of commercial mortgage loans on real estate considered specifically impaired was $35.4 million and $7.4 million, respectively, for which a $13.6 million and $3.0 million valuation allowance had been established, respectively. No valuation allowance exists for collateral dependent commercial mortgage loans for which the fair value of the collateral is estimated to be greater than the carrying value.

NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES

(a wholly-owned subsidiary of Nationwide Financial Services, Inc.)

Notes to Consolidated Financial Statements, Continued

December 31, 2008, 2007 and 2006

The following table summarizes activity in the valuation allowance account for mortgage loans on real estate for the years ended December 31:

(in millions)	2008	2007	2006
Allowance, beginning of period	$23.1	$34.3	$31.1
Net change in allowance	16.4	(11.2)	3.2

Allowance, end of period	$39.5	$23.1	$34.3

The Company has securitized commercial mortgage loans on real estate to third parties. The Company, as the transferor, has continuing involvement in these loans which consists of receiving servicing fees on loans which the Company has transferred.

The Company did not participate in any securitization arrangements during 2008. During 2008, the Company received $0.6 million in servicing fees related to financial assets where there is a continuing involvement from the securitization of commercial mortgage loans on real estate. During 2007, the Company received proceeds of $928.0 million from the securitization of commercial mortgage loans on real estate to third parties, experienced realized losses of $7.3 million on these loans, and received $0.7 million in servicing fees related to loans securitized in 2007 and before. During 2006, the Company received proceeds of $545.0 million from the securitization of commercial mortgage loans on real estate to third parties, experienced realized gains of $5.3 million on these loans, and received $0.4 million in servicing fees related to loans securitized in 2006 and before.

The Company provides a representations and warranties letter to the transferee for each securitization arrangement. If it is found that the Company has made a misrepresentation, it could be required to provide financial support to the transferee or its beneficial interest holders. In 2008 and 2007, the Company was not required to provide any financial or other support that it was not previously contractually required to provide to the transferee or its beneficial interest holders.

The following table summarizes net realized investment (losses) gains from continuing operations by source for the years ended December 31:

(in millions)	2008	2007	2006
Total realized gains on sales, net of hedging losses	$1.9	$65.4	$88.8
Total realized losses on sales, net of hedging gains	(93.1)	(79.9)	(64.8)
Total other-than-temporary and other investment impairments	(1,051.4)	(116.4)	(17.1)
Credit default swaps	(9.8)	(7.5)	(1.1)
Derivatives and embedded derivatives associated with living benefit contracts	(500.7)	(26.7)	—
Derivatives associated with death benefits contracts	109.4	—	—
Other derivatives	104.4	(1.1)	1.3

Net realized investment (losses) gains	$(1,439.3)	$(166.2)	$7.1

NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES

(a wholly-owned subsidiary of Nationwide Financial Services, Inc.)

Notes to Consolidated Financial Statements, Continued

December 31, 2008, 2007 and 2006

The following table summarizes other-than-temporary and other investment impairments by asset type for the years ended December 31:

(in millions)	2008	2007	2006
Fixed maturity securities:
Corporate securities
Public	$191.1	$10.5	$4.6
Private	77.0	62.7	0.5
Mortgage-backed securities	313.5	—	—
Asset-backed securities	392.4	35.1	2.1

Total fixed maturity securities	974.0	108.3	7.2

Equity securities	60.2	—	—
Other	17.2	8.1	9.9

Total other-than-temporary and other investment impairments	$1,051.4	$116.4	$17.1

The following table summarizes net investment income from continuing operations by investment type for the years ended December 31:

(in millions)	2008	2007	2006
Securities available-for-sale:
Fixed maturity securities	$1,334.5	$1,370.5	$1,419.2
Equity securities	4.9	4.0	2.6
Mortgage loans on real estate	459.3	512.6	535.4
Short-term investments	16.1	28.7	47.3
Other	(74.3)	124.3	120.9

Gross investment income	1,740.5	2,040.1	2,125.4
Less investment expenses	53.5	64.3	66.9

Net investment income	$1,687.0	$1,975.8	$2,058.5

Fixed maturity securities with an amortized cost of $15.0 million and $8.3 million as of December 31, 2008 and 2007, respectively, were on deposit with various regulatory agencies as required by law.

The Company, through an agent, lends certain portfolio holdings and in turn receives cash collateral with the objective of increasing the yield on its investments. The cash collateral is invested in high-quality, short-term and long-term investments. The Company’s policy requires the maintenance of collateral of a minimum of 102% of the fair value of the securities loaned. Net returns on the investments, after payment of a rebate to the borrower, are shared between the Company and its agent. Both the borrower and the Company can request or return the loaned securities at any time. The Company maintains ownership of the loaned securities at all times and is entitled to receive from the borrower any payments for interest or dividends received on such securities during the loan term. In 2008, the Company recognized loaned securities as part of its investments available-for-sale. The Company also recognizes the short-term and other long-term investments acquired with the cash collateral and its obligation to return such collateral to the borrower in short-term and other long-term investments and other liabilities, respectively.

NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES

(a wholly-owned subsidiary of Nationwide Financial Services, Inc.)

Notes to Consolidated Financial Statements, Continued

December 31, 2008, 2007 and 2006

As of December 31, 2008 and 2007, the Company had received $378.3 million and $551.9 million, respectively, of cash collateral on securities lending. The Company had not received any non-cash collateral on securities lending as of December 31, 2008 and 2007. As of December 31, 2008 and 2007, the Company had loaned securities with a fair value of $367.2 million and $541.2 million, respectively.

As of December 31, 2008 and 2007, the Company had received $1,022.5 million and $245.4 million, respectively, of cash for derivative collateral, which is in turn invested in short-term investments. The Company also held $35.4 million and $18.5 million of securities as off-balance sheet collateral on derivative transactions as of December 31, 2008 and 2007, respectively. As of December 31, 2008, the Company had pledged fixed maturity securities with a fair value of $24.5 million as collateral to various derivative counterparties compared to $18.8 million as of December 31, 2007.

(7)	Deferred Policy Acquisition Costs
The following table presents a reconciliation of DAC for the years ended December 31:

(in millions)	2008	2007
Balance at beginning of period	$3,997.4	$3,758.0
Capitalization of DAC	572.2	612.5
Amortization of DAC	(674.5)	(368.5)
Adjustments to unrealized gains and losses on securities available-for-sale and other	528.8	4.4
Cumulative effect of adoption of accounting principle	—	(9.0)

Balance at end of period	$4,423.9	$3,997.4

See Note 2(f) for information on the Company’s DAC policies.

NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES

(a wholly-owned subsidiary of Nationwide Financial Services, Inc.)

Notes to Consolidated Financial Statements, Continued

December 31, 2008, 2007 and 2006

(8)	Variable Annuity Contracts
The Company issues traditional variable annuity contracts through its separate accounts, for which investment income and gains and losses on investments accrue directly to, and investment risk is borne by, the contractholder. The Company also issues non-traditional variable annuity contracts in which the Company provides various forms of guarantees to benefit the related contractholders. The Company provides five primary guarantee types under non-traditional variable annuity contracts: (1) GMDB; (2) GMAB; (3) guaranteed minimum income benefits (GMIB); (4) GLWB; and (5) a hybrid guarantee with GMAB and GLWB.

The GMDB provides a specified minimum return upon death. Many of these death benefits are spousal, whereby a death benefit will be paid upon death of the first spouse. The survivor has the option to terminate the contract or continue it and have the death benefit paid into the contract and a second death benefit paid upon the survivor’s death. The Company has offered six primary GMDB types:

•
Return of premium – provides the greater of account value or total deposits made to the contract less any partial withdrawals and assessments, which is referred to as “net premiums.” There are two variations of this benefit. In general, there is no lock in age for this benefit. However, for some contracts the GMDB reverts to the account value at a specified age, typically age 75.

•
Reset – provides the greater of a return of premium death benefit or the most recent five-year anniversary (prior to lock-in age) account value adjusted for withdrawals. For most contracts, this GMDB locks in at age 86 or 90, and for others the GMDB reverts to the account value at age 75, 85, 86 or 90.

•
Ratchet – provides the greater of a return of premium death benefit or the highest specified “anniversary” account value (prior to age 86) adjusted for withdrawals. Currently, there are three versions of ratchet, with the difference based on the definition of anniversary: monthaversary – evaluated monthly; annual – evaluated annually; and five-year – evaluated every fifth year.

•
Rollup – provides the greater of a return of premium death benefit or premiums adjusted for withdrawals accumulated at generally 5% simple interest up to the earlier of age 86 or 200% of adjusted premiums. There are two variations of this benefit. For certain contracts, this GMDB locks in at age 86, and for others the GMDB reverts to the account value at age 75.

•	Combo – provides the greater of annual ratchet death benefit or rollup death benefit. This benefit locks in at either age 81 or 86.

•
Earnings enhancement – provides an enhancement to the death benefit that is a specified percentage of the adjusted earnings accumulated on the contract at the date of death. There are two versions of this benefit: (1) the benefit expires at age 86, and a credit of 4% of account value is deposited into the contract; and (2) the benefit does not have an end age, but has a cap on the payout and is paid upon the first death in a spousal situation. Both benefits have age limitations. This benefit is paid in addition to any other death benefits paid under the contract.

The GMAB, offered in the Company’s Capital Preservation Plus contract rider, is a living benefit that provides the contractholder with a guaranteed return of premium, adjusted proportionately for withdrawals, after a specified time period (5, 7 or 10 years) selected by the contractholder at the issuance of the variable annuity contract. In some cases, the contractholder also has the option, after a specified time period, to drop the rider and continue the variable annuity contract without the GMAB. In general, the GMAB requires a minimum allocation to guaranteed term options or adherence to limitations required by an approved asset allocation strategy.

The GMIB is a living benefit that provides the contractholder with a guaranteed annuitization value. The GMIB types are:

•	Ratchet – provides an annuitization value equal to the greater of account value, net premiums or the highest one-year anniversary account value (prior to age 86) adjusted for withdrawals.

•
Rollup – provides an annuitization value equal to the greater of account value and premiums adjusted for withdrawals accumulated at 5% compound interest up to the earlier of age 86 or 200% of adjusted premiums.

•	Combo – provides an annuitization value equal to the greater of account value, ratchet GMIB benefit or rollup GMIB benefit.

NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES

(a wholly-owned subsidiary of Nationwide Financial Services, Inc.)

Notes to Consolidated Financial Statements, Continued

December 31, 2008, 2007 and 2006

See Note 5 for a complete description of the Company’s hybrid GMAB/GLWB offered through its CPPLI contract rider. All GMAB contracts with the hybrid GMAB/GLWB rider are included with GMAB contracts in the following tables.

The following table summarizes the account values and net amount at risk, net of reinsurance, for variable annuity contracts with guarantees invested in both general and separate accounts as of December 31:

	2008			2007
(in millions)	Account value	Net amount at risk1	Wtd. avg. attained age	Account value	Net amount at risk1	Wtd. avg. attained age
GMDB:
Return of premium	$5,991.9	$440.6	60	$9,082.6	$18.7	59
Reset	12,468.7	2,468.0	64	17,915.0	61.1	63
Ratchet	12,352.3	3,767.2	67	15,789.2	132.2	66
Rollup	277.1	25.7	72	467.0	8.4	71
Combo	1,704.1	621.2	69	2,555.5	47.0	68

Subtotal	32,794.1	7,322.7	65	45,809.3	267.4	64
Earnings enhancement	333.5	7.2	63	519.2	49.8	62

Total - GMDB	$33,127.6	$7,329.9	65	$46,328.5	$317.2	64

GMAB2 :
5 Year	$2,867.6	$499.0	N/A	$2,985.6	$4.6	N/A
7 Year	2,265.9	482.9	N/A	2,644.1	6.2	N/A
10 Year	677.9	132.2	N/A	927.3	1.3	N/A

Total - GMAB	$5,811.4	$1,114.1	N/A	$6,557.0	$12.1	N/A

GMIB3 :
Ratchet	$244.7	$5.6	N/A	$425.2	$—	N/A
Rollup	659.5	1.3	N/A	1,119.9	—	N/A
Combo	0.1	—	N/A	0.3	—	N/A

Total - GMIB	$904.3	$6.9	N/A	$1,545.4	$—	N/A

GLWB:
L.inc	$3,320.8	$571.5	N/A	$2,865.8	$—	N/A

1
Net amount at risk is calculated on a seriatum basis and equals the respective guaranteed benefit less the account value (or zero if the account value exceeds the guaranteed benefit). As it relates to GMIB, net amount at risk is calculated as if all policies were eligible to annuitize immediately, although all GMIB options have a waiting period of at least 7 years from issuance.

2	GMAB contracts with the hybrid GMAB/GLWB rider had account values of $4.59 billion and $4.77 billion as of December 31, 2008 and 2007, respectively.
3	The weighted average period remaining until expected annuitization is not meaningful and has not been presented because there is currently no material GMIB exposure.
Net amount at risk is highly sensitive to changes in financial market movements. The increase in net amount at risk during 2008 is primarily due to declines in the financial markets. See Note 5 – Equity Market Risk Management for a discussion of the Company’s risk management practices with respect to declining financial market exposure and related reserve balances.

NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES

(a wholly-owned subsidiary of Nationwide Financial Services, Inc.)

Notes to Consolidated Financial Statements, Continued

December 31, 2008, 2007 and 2006

The following table summarizes account balances of variable annuity contracts that were invested in separate accounts as of December 31:

(in millions)	2008	2007
Mutual funds:
Bond	$4,350.2	$5,143.6
Domestic equity	18,572.8	31,217.7
International equity	2,412.7	3,987.3

Total mutual funds	25,335.7	40,348.6
Money market funds	2,132.6	1,728.2

Total	$27,468.3	$42,076.8

The Company’s GMDB claim reserves are determined by estimating the expected value of death benefits on contracts that trigger a policy benefit and recognizing the excess ratably over the accumulation period based on total expected assessments. GMIB claim reserves are determined each period by estimating the expected value of annuitization benefits in excess of the projected account balance at the date of annuitization and recognizing the excess ratably over the accumulation period based on total assessments. The Company regularly evaluates its GMDB and GMIB claim reserve estimates and adjusts the additional liability balances as appropriate, with a related charge or credit to other benefits and claims in the period of evaluation if actual experience or other evidence suggests that earlier assumptions should be revised. The assumptions used in calculating GMIB claim reserves are consistent with those used for calculating GMDB claim reserves. In addition, the calculation of GMIB claim reserves assumes benefit utilization ranges from a low of 3% when the contractholder’s annuitization value is at least 10% in the money to 100% utilization when the contractholder is 90% or more in the money.

The Company’s living benefit riders represent an embedded derivative in a variable annuity contract that is required to be separated from, and valued apart from, the host variable annuity contract. The embedded derivatives are carried at fair value. Subsequent changes in the fair value of the embedded derivatives are recognized in earnings as a component of net realized investment gains and losses. The fair value of the embedded derivatives is calculated based on a combination of capital market and actuarial assumptions.

The following assumptions and methodology were used to determine the GMDB claim reserves as of December 31, 2008 and 2007:

•	Data used was based on a combination of historical numbers and future projections generally involving 50 probabilistically generated economic scenarios

•	Mean gross equity performance – 8.1%

•	Equity volatility – 18.7%

•	Mortality – 100% of Annuity 2000 table

•	Asset fees – equivalent to mutual fund and product loads

•	Discount rate – approximately 7.0%
Lapse rate assumptions vary by duration as shown below:

Duration (years)	1	2	3	4	5	6	7	8	9	10+
Minimum	1.00%	2.00%	2.00%	3.00%	4.50%	6.00%	7.00%	7.00%	11.50%	11.50%
Maximum	1.50%	2.50%	4.00%	4.50%	40.00%	41.50%	21.50%	35.00%	35.00%	18.50%

NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES

(a wholly-owned subsidiary of Nationwide Financial Services, Inc.)

Notes to Consolidated Financial Statements, Continued

December 31, 2008, 2007 and 2006

(9)	Short-Term Debt
The following table summarizes short-term debt as of December 31:

(in millions)	2008	2007
$800.0 million commercial paper program	$149.9	$199.7
$350.0 million securities lending program facility	99.8	85.6

Total short-term debt	$249.7	$285.3

The Company has available as a source of funds a $1.00 billion revolving variable rate credit facility entered into by NFS, NLIC and NMIC with a group of national financial institutions. The facility provides for several and not joint liability with respect to any amount drawn by any party. The facility provides covenants, including, but not limited to, requirements that the Company’s debt not exceed 40% of tangible net worth, as defined, and that NLIC maintain statutory surplus, as defined, in excess of $1.67 billion. As of December 31, 2008, the Company and NLIC were in compliance with all covenants. NLIC and NMIC had no amounts outstanding under this agreement as of December 31, 2008 and 2007. NLIC also has an $800.0 million commercial paper program and is required to maintain an available credit facility equal to 50% of any amounts outstanding under the commercial paper program. Therefore, borrowing capacity under the aggregate $1.00 billion revolving credit facility is reduced by 50% of any amounts outstanding under the commercial paper program. NLIC had $149.9 million of commercial paper outstanding at December 31, 2008 at a weighted average interest rate of 2.07% and $199.7 million at a weighted average interest rate of 4.39% at December 31, 2007.

NLIC has entered into an agreement with its custodial bank to borrow against the cash collateral that is posted in connection with its securities lending program. This is an uncommitted facility contingent on the liquidity of the securities lending program. The borrowing facility was established to fund commercial mortgage loans that were originated with the intent of sale through securitization. The maximum amount available under the agreement is $350.0 million. The borrowing rate on this program is equal to one-month U.S. LIBOR (0.44% and 4.60% as of December 31, 2008 and 2007, respectively). NLIC had $99.8 million and $85.6 million outstanding under this agreement as of December 31, 2008 and 2007, respectively. As of December 31, 2008, the Company had not provided any guarantees on such borrowings, either directly or indirectly.

The Company paid interest on short-term debt totaling $8.3 million, $15.0 million and $11.7 million in 2008, 2007 and 2006, respectively.

(10)	Long-Term Debt
The following table summarizes surplus notes payable to NFS as of December 31:

(in millions)	2008	2007
8.15% surplus note, due June 27, 2032	$300.0	$300.0
7.50% surplus note, due December 17, 2031	300.0	300.0
6.75% surplus note, due December 23, 2033	100.0	100.0

Total long-term debt	$700.0	$700.0

The Company made interest payments to NFS on surplus notes totaling $53.7 million in 2008, 2007 and 2006. Payments of interest and principal under the notes require the prior approval of the Ohio Department of Insurance (ODI).

NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES

(a wholly-owned subsidiary of Nationwide Financial Services, Inc.)

Notes to Consolidated Financial Statements, Continued

December 31, 2008, 2007 and 2006

(11)	Federal Income Taxes
In 2008, NFS will file a life/non-life federal income tax return with all of its eligible downstream subsidiaries. Effective January 1, 2009, pursuant to the merger agreement dated August 6, 2008 whereby NMIC and its affiliates purchased all of the NFS common stock they did not already own, Nationwide Corp. will own more than 80% of the value of NFS, meeting the requirements for NFS to join the NMIC consolidated federal income tax return. However, the life insurance company subsidiaries will not be eligible to join the NMIC consolidated federal income tax return until 2014. The members of the NFS consolidated federal income tax return group participate in a tax sharing arrangement, which uses a consolidated approach in allocating the amount of current and deferred expense to the separate financial statements of a subsidiary. This approach provides for a current tax benefit to the subsidary for losses that are utilized in the consoldiated tax return.

The following table summarizes the tax effects of temporary differences that give rise to significant components of the net deferred tax (asset) liability as of December 31:

(in millions)	2008	2007
Deferred tax assets:
Future policy benefits and claims	$881.0	$622.0
Securities available-for-sale	737.4	83.8
Derivatives	229.7	—
Other	238.3	129.4

Gross deferred tax assets	2,086.4	835.2
Less valuation allowance	(7.0)	(7.0)

Deferred tax assets, net of valuation allowance	2,079.4	828.2

Deferred tax liabilities:
Deferred policy acquisition costs	1,249.4	1,112.6
Derivatives	—	15.6
Other	188.4	115.2

Gross deferred tax liabilities	1,437.8	1,243.4

Net deferred tax (asset) liability	$(641.6)	$415.2

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion of the total gross deferred tax assets will not be realized. Future taxable amounts or recovery of federal income taxes paid within the statutory carryback period can offset nearly all future deductible amounts. The valuation allowance was unchanged during 2008, 2007 and 2006. No additional valuation allowances are required to be recognized as the Company has prudent and feasible tax planning strategies that would, if necessary, be implemented to utilize deferred tax assets.

The Company’s current federal income tax asset was $127.2 million and $12.7 million as of December 31, 2008 and 2007, respectively.

Total federal income taxes (refunded) paid were $(46.1) million, $99.1 million and $(4.3) million during the years ended December 31, 2008, 2007 and 2006, respectively.

As of December 31, 2008, the Company has $38.9 million of capital loss carryforwards that can carry forward for five tax years and are expected to be fully utilized. In addition, the Company has $41.9 million in low income housing credit carryforwards which can be carried forward for twenty years. The Company expects that they will be fully utilized. The Company has $56.5 million in Alternative Minimum Tax (AMT) credit carryforwards, which can be carried forward until utilized. The Company expects to fully realize the AMT credits in the future.

NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES

(a wholly-owned subsidiary of Nationwide Financial Services, Inc.)

Notes to Consolidated Financial Statements, Continued

December 31, 2008, 2007 and 2006

During the third quarter of 2008, the Company refined its separate account dividends received deduction (DRD) calculation and estimation process. As a result, the Company reduced its third quarter separate account DRD projection from a federal income tax benefit of $14.3 million to a $4.4 million benefit. This reduction in estimate primarily was driven by the assumptions used in the estimation process regarding future dividend income within the separate accounts. The assumptions used in the separate account DRD calculation are based on the Company’s best estimate of future events.

In addition, during 2008, the Company recorded $12.7 million of net federal income tax expense adjustments primarily related to differences between the 2007 estimated tax liability and the amounts expected to be reported on the Company’s 2007 tax returns when filed. These changes in estimates primarily were driven by the Company’s separate account DRD.

During the second quarter of 2007, the Company recorded $6.8 million of net federal income tax expense adjustments primarily related to differences between the 2006 estimated tax liability and the amounts the Company reported on its 2006 tax returns. The Company recorded an additional $1.5 million and $0.2 million of such adjustments during the third and fourth quarters of 2007, respectively.

Through June 2006, the Company’s federal income tax returns for tax years 2000-2002 were under IRS examination pursuant to a routine audit. In accordance with its regular practice, management established tax reserves based on the current facts and circumstances regarding each tax exposure item for which the ultimate deductibility is open to interpretation. These reserves are reviewed regularly and are adjusted as events occur that management believes impacts the Company’s liability for additional taxes, such as lapsing of applicable statutes of limitations; conclusion of tax audits or substantial agreement on the deductibility/non-deductibility of uncertain items; additional exposure based on current calculations; identification of new issues; release of administrative guidance; or rendering of a court decision affecting a particular tax issue. A significant component of the Company’s tax reserve as of December 31, 2005 was related to the separate account dividends received deduction (DRD). See “Tax Matters” in Note 15 for more information regarding DRD.

In July 2006, the Company reached substantial agreement with the IRS on all open issues for tax years 2000-2002, including issues related to the DRD. Accordingly, the Company revised its estimate of amounts that may be due in connection with certain tax positions, including the DRD, for all open tax years. As a result of the revised estimate, $110.9 million of tax reserves were released into earnings during the second quarter of 2006.

During the third quarter of 2006, the Company recorded $7.8 million of net federal income tax expense adjustments primarily related to differences between the 2005 estimated tax liability and the amounts reported on the Company’s 2005 tax returns.

The following table summarizes federal income tax (benefit) expense attributable to (loss) income from continuing operations for the years ended December 31:

(in millions)	2008	2007	2006
Current	$(135.5)	$106.5	$(61.8)
Deferred	(398.8)	22.0	90.5

Federal income tax (benefit) expense	$(534.3)	$128.5	$28.7

NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES

(a wholly-owned subsidiary of Nationwide Financial Services, Inc.)

Notes to Consolidated Financial Statements, Continued

December 31, 2008, 2007 and 2006

Total federal income tax (benefit) expense differs from the amount computed by applying the U.S. federal income tax rate to (loss) income from continuing operations before federal income tax (benefit) expense as follows for the years ended December 31:

	2008		2007		2006
(dollars in millions)	Amount	%	Amount	%	Amount	%
Computed tax (benefit) expense	$(477.4)	35.0	$204.0	35.0	$226.8	35.0
DRD	(36.7)	2.7	(61.0)	(10.5)	(67.5)	(10.4)
Reserve release	—	—	—	—	(110.9)	(17.1)
Other, net	(20.2)	1.5	(14.5)	(2.4)	(19.7)	(3.1)

Total	$(534.3)	39.2	$128.5	22.1	$28.7	4.4

As noted previously, the Company adopted the provisions of FIN 48 on January 1, 2007. There was no impact to the Company’s retained earnings on adoption of FIN 48. A rollforward of the beginning and ending uncertain tax positions, including permanent and temporary differences, but excluding interest and penalties, is as follows:

(in millions)	2008	2007
Balance at beginning of period	$8.6	$4.6
Additions for current year tax positions	37.4	4.0
Additions for prior years tax positions	0.3	—
Reductions for prior years tax positions	(2.6)	—

Balance at end of period	$43.7	$8.6

The total amount of unrecognized tax benefits that, if recognized, would impact the effective tax rate on December 31, 2008, is $37.4 million.

The Company has included tax on permanent uncertain tax positions and interest and penalties on all uncertain tax positions in determining the potential impact on the effective tax rate above. An uncertain tax timing position may result in the acceleration of cash payments to the IRS, but will not impact the effective tax rate.

During the years ended December 31, 2008, and 2007, the Company incurred $1.0 million and $0.8 million in interest and penalties, respectively. The Company accrued $2.2 million and $1.2 million for the payment of interest and penalties at December 31, 2008 and 2007, respectively. Interest expense and any associated penalties are shown as income tax expense.

Management is not aware of any reasonable possibility of a significant increase or decrease to the total of the uncertain tax positions within the next 12 months.

The Company files income tax returns in the U.S. federal jurisdiction and various state jurisdictions. With few exceptions, the Company is no longer subject to U.S. federal, state or local income tax examinations by tax authorities for years through 2002. The IRS commenced an examination of the Company’s U.S. income tax returns for 2003 through 2005 in the first quarter of 2007. As of December 31, 2008, the IRS has proposed adjustments which would not result in a material change to the Company’s financial position.

NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES

(a wholly-owned subsidiary of Nationwide Financial Services, Inc.)

Notes to Consolidated Financial Statements, Continued

December 31, 2008, 2007 and 2006

(12)	Shareholders’ Equity, Regulatory Risk-Based Capital, Statutory Results and Dividend Restrictions
Regulatory Risk-Based Capital

The State of Ohio, where NLIC and NLAIC are domiciled, imposes minimum risk-based capital requirements that were developed by the NAIC. The formulas for determining the amount of risk-based capital specify various weighting factors that are applied to financial balances or various levels of activity based on the perceived degree of risk. Regulatory compliance is determined by a ratio of total adjusted capital, as defined by the NAIC, to authorized control level risk-based capital, as defined by the NAIC. Companies below specific trigger points or ratios are classified within certain levels, each of which requires specified corrective action. NLIC and NLAIC each exceeded the minimum risk-based capital requirements for all periods presented herein.

Statutory Results

The Company and its subsidiary are required to prepare statutory financial statements in conformity with the NAIC’s Accounting Practices and Procedures Manual, subject to any deviations prescribed or permitted by the applicable state department of insurance. Statutory accounting practices focus on insurer solvency and differ from GAAP materially. The principal differences include charging policy acquisition and certain sales inducement costs to expense as incurred, establishing future policy benefits and claims reserves using different actuarial assumptions, excluding certain assets from statutory admitted assets, and valuing investments and establishing deferred taxes on a different basis. The following tables summarize the statutory net (loss) income and statutory capital and surplus for the Company and its insurance subsidiary for the years ended December 31:

(in millions)	20081	2007	2006
Statutory net (loss) income
NLIC	$(898.3)	$309.0	$537.5
NLAIC	(87.9)	(13.4)	(45.6)

Statutory capital and surplus
NLIC	$2,261.5	$2,501.1	$2,682.3
NLAIC	81.7	173.3	158.6

1	Unaudited as of the date of this report.
The Company has received approval from the Ohio Department of Insurance (ODI) regarding the use of a permitted practice related to the statutory accounting provision for the admissibility of deferred tax assets as of December 31, 2008. The permitted practice modifies the practice prescribed by the NAIC by increasing the threshold for admissibility of deferred tax assets from 10% to 15% of statutory capital and surplus. The permitted practice resulted in an increase of the Company’s estimated statutory surplus of $68.9 million (unaudited) as of December 31, 2008. The permitted practice had no impact on the Company’s statutory net income. The benefits of this permitted practice may not be considered by the Company when determining capital and surplus available for dividends. NLAIC did not qualify for the permitted practice.

Dividend Restrictions

The payment of dividends by NLIC is subject to restrictions set forth in the insurance laws and regulations of the State of Ohio, its domiciliary state. The State of Ohio insurance laws require Ohio-domiciled life insurance companies to seek prior regulatory approval to pay a dividend or distribution of cash or other property if the fair market value thereof, together with that of other dividends or distributions made in the preceding 12 months, exceeds the greater of (1) 10% of statutory-basis policyholders’ surplus as of the prior December 31 or (2) the statutory-basis net income of the insurer for the prior year. During the year ended December 31, 2008, NLIC paid dividends of $246.5 million to NFS after providing prior notice to the ODI. The dividend included $181.9 million in cash and $64.6 million in securities. As of January 1, 2009, NLIC could not pay dividends to NFS without obtaining prior approval.

NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES

(a wholly-owned subsidiary of Nationwide Financial Services, Inc.)

Notes to Consolidated Financial Statements, Continued

December 31, 2008, 2007 and 2006

The State of Ohio insurance laws also require insurers to seek prior regulatory approval for any dividend paid from other than earned surplus. Earned surplus is defined under the State of Ohio insurance laws as the amount equal to the Company’s unassigned funds as set forth in its most recent statutory financial statements, including net unrealized capital gains and losses or revaluation of assets. Additionally, following any dividend, an insurer’s policyholder surplus must be reasonable in relation to the insurer’s outstanding liabilities and adequate for its financial needs. The payment of dividends by NLIC may also be subject to restrictions set forth in the insurance laws of the State of New York that limit the amount of statutory profits on NLIC’s participating policies (measured before dividends to policyholders) available for the benefit of the Company and its shareholder.

The Company currently does not expect such regulatory requirements to impair its ability to pay future operating expenses, interest and shareholder dividends.

NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES

(a wholly-owned subsidiary of Nationwide Financial Services, Inc.)

Notes to Consolidated Financial Statements, Continued

December 31, 2008, 2007 and 2006

Comprehensive Loss

The Company’s comprehensive loss includes net income and certain items that are reported directly within separate components of shareholder’s equity that are not recorded in net income (other comprehensive income or loss).

The following table summarizes the Company’s other comprehensive loss, before and after federal income tax benefit, for the years ended December 31:

(in millions)	2008	2007	2006
Net unrealized losses on securities available-for-sale arising during the period:
Net unrealized losses before adjustments	$(3,576.6)	$(276.3)	$(171.3)
Net adjustment to deferred policy acquisition costs	528.8	3.8	40.9
Net adjustment to future policy benefits and claims	121.5	5.4	21.5
Related federal income tax benefit	1,024.4	93.3	38.1

Net unrealized losses	(1,901.9)	(173.8)	(70.8)

Reclassification adjustment for net realized losses on securities available-for-sale realized during the period:
Net unrealized losses	1,025.2	107.7	9.2
Related federal income tax benefit	(358.8)	(37.7)	(3.2)

Net reclassification adjustment	666.4	70.0	6.0

Other comprehensive loss on securities available-for-sale	(1,235.5)	(103.8)	(64.8)

Accumulated net holding gains (losses) on cash flow hedges:
Unrealized holding gains (losses)	16.5	(17.2)	(0.2)
Related federal income tax (expense) benefit	(5.8)	6.0	0.1

Other comprehensive income (loss) on cash flow hedges	10.7	(11.2)	(0.1)

Other unrealized gains (losses):
Net unrealized gains (losses)	6.4	(6.4)	—
Related federal income tax (expense) benefit	(2.3)	2.2	—

Other net unrealized gains (losses)	4.1	(4.2)	—

Total other comprehensive loss	$(1,220.7)	$(119.2)	$(64.9)

Adjustments for net realized gains and losses on the ineffective portion of cash flow hedges were immaterial during the years ended December 31, 2008, 2007 and 2006.

NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES

(a wholly-owned subsidiary of Nationwide Financial Services, Inc.)

Notes to Consolidated Financial Statements, Continued

December 31, 2008, 2007 and 2006

(13)	Employee Benefit Plans
Defined Benefit Plans

The Company and certain affiliated companies participate in a qualified defined benefit pension plan sponsored by NMIC. This plan covers all employees of participating companies who have completed at least one year of service. Plan contributions are invested in a group annuity contract issued by NLIC, and a trust with Bank of New York as the custodian and trustee. All participants are eligible for benefits based on an account balance feature. Participants last hired before 2002 are eligible for benefits based on the highest average annual salary of a specified number of consecutive years of the last ten years of service, if such benefits are of greater value than the account balance feature. The Company funds pension costs accrued for direct employees plus an allocation of pension costs accrued for employees of affiliates whose work benefits the Company. A separate non-qualified defined benefit pension plan sponsored by NMIC covers certain executives with at least one year of service. The Company’s portion of expense relating to these plans was $12.0 million, $13.5 million and $19.9 million for the years ended December 31, 2008, 2007 and 2006, respectively.

In addition to the NMIC pension plan, the Company and certain affiliated companies participate in life and health care defined benefit plans sponsored by NMIC for qualifying retirees. Postretirement life and health care benefits are contributory. The level of contribution required by a qualified retiree depends on the retiree’s years of service and date of hire. In general, postretirement benefits are available to full-time employees who are credited with 120 months of retiree life and health service. Postretirement health care benefit contributions are adjusted annually and contain cost-sharing features such as deductibles and coinsurance. In addition, there are caps on the Company’s portion of the per-participant cost of the postretirement health care benefits. The Company’s policy is to fund the cost of health care benefits in amounts determined at the discretion of management. Plan assets are invested primarily in a group annuity contract issued by NLIC, and a trust with Bank of New York as the custodian and trustee. All participants are eligible for benefits based on an account balance feature. The Company’s portion of expense relating to these plans was immaterial for the years ended December 31, 2008, 2007 and 2006.

Defined Contribution Plans

NMIC sponsors a defined contribution retirement savings plan covering substantially all employees of the Company. Employees may make salary deferral contributions of up to 80%. Salary deferrals of up to 6% are subject to a 50% Company match. The Company’s expense for contributions to these plans was $5.6 million, $7.3 million and $6.6 million for the years ended December 31, 2008, 2007 and 2006, respectively.

(14)	Related Party Transactions
The Company has entered into significant, recurring transactions and agreements with NMIC, other affiliates and subsidiaries as a part of its ongoing operations. These include annuity and life insurance contracts, office space leases, and agreements related to reinsurance, cost sharing, administrative services, marketing, intercompany loans, intercompany repurchases, cash management services and software licensing. Measures used to allocate expenses among companies include individual employee estimates of time spent, special cost studies, the number of full-time employees, commission expense and other methods agreed to by the participating companies.

In addition, Nationwide Services Company, LLC (NSC), a subsidiary of NMIC, provides data processing, systems development, hardware and software support, telephone, mail and other services to the Company, based on specified rates for units of service consumed.. For the years ended December 31, 2008, 2007 and 2006, the Company made payments to NMIC and NSC totaling $280.8 million, $285.6 million and $261.7 million, respectively.

NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES

(a wholly-owned subsidiary of Nationwide Financial Services, Inc.)

Notes to Consolidated Financial Statements, Continued

December 31, 2008, 2007 and 2006

The Company has issued group annuity and life insurance contracts and performs administrative services for various employee benefit plans sponsored by NMIC or its affiliates. Total account values of these contracts were $2.85 billion and $2.90 billion as of December 31, 2008 and 2007, respectively. Total revenues from these contracts were $137.7 million, $130.8 million and $133.4 million for the years ended December 31, 2008, 2007 and 2006, respectively, and include policy charges, net investment income from investments backing the contracts and administrative fees. Total interest credited to the account balances was $115.4 million, $109.7 million and $110.7 million for the years ended December 31, 2008, 2007 and 2006, respectively. The terms of these contracts are consistent in all material respects with what the Company offers to unaffiliated parties.

The Company leases office space from NMIC. For the years ended December 31, 2008, 2007 and 2006, the Company made lease payments to NMIC of $22.9 million, $23.0 million and $19.3 million, respectively.

NLIC has a reinsurance agreement with NMIC whereby all of NLIC’s accident and health business not ceded to unaffiliated reinsurers is ceded to NMIC on a modified coinsurance basis. Either party may terminate the agreement on January 1 of any year with prior notice. Under a modified coinsurance agreement, the ceding company retains invested assets, and investment earnings are paid to the reinsurer. Under the terms of NLIC’s agreements, the investment risk associated with changes in interest rates is borne by the reinsurer. The ceding of risk does not discharge the original insurer from its primary obligation to the policyholder. The Company believes that the terms of the modified coinsurance agreements are consistent in all material respects with what the Company could have obtained with unaffiliated parties. Revenues ceded to NMIC for the years ended December 31, 2008, 2007 and 2006 were $202.3 million, $317.6 million and $430.8 million, respectively, while benefits, claims and expenses ceded during these years were $218.9 million, $348.1 million and $470.4 million, respectively.

Funds of Nationwide Funds Group (NFG), an affiliate, are offered to the Company’s customers as investment options in certain of the Company’s products. As of December 31, 2008 and 2007, customer allocations to NFG funds totaled $17.48 billion and $21.41 billion, respectively. For the years ended December 31, 2008, 2007 and 2006, NFG paid the Company $74.4 million, $76.9 million and $64.4 million, respectively, for the distribution and servicing of these funds.

Under a marketing agreement with NMIC, NLIC makes payments to cover a portion of the agent marketing allowance that is paid to Nationwide agents. These costs cover product development and promotion, sales literature, rent and similar items. Payments under this agreement totaled $8.3 million, $20.1 million and $28.3 million for the years ended December 31, 2008, 2007 and 2006, respectively. The last payment under this agreement was made in 2008.

The Company also participates in intercompany repurchase agreements with affiliates whereby the seller transfers securities to the buyer at a stated value. Upon demand or after a stated period, the seller repurchases the securities at the original sales price plus interest. As of December 31, 2008 and 2007, the Company had no outstanding borrowings from affiliated entities under such agreements. During 2008, 2007 and 2006, the most the Company had outstanding at any given time was $151.6 million, $178.2 million and $191.5 million, respectively, and the amounts the Company incurred for interest expense on intercompany repurchase agreements during these years were immaterial.

The Company and various affiliates have agreements with Nationwide Cash Management Company (NCMC), an affiliate, under which NCMC acts as a common agent in handling the purchase and sale of short-term securities for the respective accounts of the participants. Amounts on deposit with NCMC for the benefit of the Company were $2.57 billion and $368.2 million as of December 31, 2008 and 2007, respectively, and are included in short-term investments on the consolidated balance sheets.

Certain annuity products are sold through affiliated companies, which are also subsidiaries of NFS. Total commissions and fees paid to these affiliates for the years ended December 31, 2008, 2007 and 2006 were $52.7 million, $59.5 million and $58.1 million, respectively.

NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES

(a wholly-owned subsidiary of Nationwide Financial Services, Inc.)

Notes to Consolidated Financial Statements, Continued

December 31, 2008, 2007 and 2006

An affiliate of the Company is currently developing a browser-based policy administration and online brokerage software application for defined benefit plans. In connection with the development of this application, the Company made net payments, which were expensed, to that affiliate related to development totaling $11.0 million, $9.4 million and $6.9 million for the years ended December 31, 2008, 2007 and 2006, respectively.

The Company entered into a note purchase agreement with an affiliate on November 17, 2006 to purchase $25.0 million of the affiliate’s 5.6% senior notes due November 16, 2016. The notes are secured by certain pledged mortgage servicing rights. The note is payable in seven equal principal installments of $3.8 million, which begin November 6, 2010. Interest is payable semi-annually on each May 16 and November 16.

Through September 30, 2002, the Company filed a consolidated federal income tax return with NMIC, as discussed in more detail in Note 11. Effective October 1, 2002, NLIC began filing a consolidated federal income tax return with NLAIC. Total payments from NMIC were $22.5 million and $15.3 million during the years ended December 31, 2008 and 2006, respectively. These payments related to tax years prior to deconsolidation. There were no payments during 2007.

During 2008, NLIC received a $338.8 million capital contribution from NFS. The capital contribution included $157.1 million in securities, $153.4 million in cash and $28.3 million in mortgage loans.

In 2008, 2007 and 2006, NLIC paid dividends to NFS totaling $246.5 million, $537.5 million and $375.0 million, respectively.

(15)	Contingencies
Legal Matters

The Company is a party to litigation and arbitration proceedings in the ordinary course of its business. It is often not possible to determine the ultimate outcome of the pending investigations and legal proceedings or to provide reasonable ranges of potential losses with any degree of certainty. Some matters, including certain of those referred to below, are in very preliminary stages, and the Company does not have sufficient information to make an assessment of the plaintiffs’ claims for liability or damages. In some of the cases seeking to be certified as class actions, the court has not yet decided whether a class will be certified or (in the event of certification) the size of the class and class period. In many of the cases, the plaintiffs are seeking undefined amounts of damages or other relief, including punitive damages and equitable remedies, which are difficult to quantify and cannot be defined based on the information currently available. The Company does not believe, based on information currently known by management, that the outcomes of such pending investigations and legal proceedings are likely to have a material adverse effect on the Company’s consolidated financial position. However, given the large and/or indeterminate amounts sought in certain of these matters and inherent unpredictability of litigation, it is possible that an adverse outcome in certain matters could have a material adverse effect on the Company’s consolidated financial results in a particular quarterly or annual period.

In recent years, life insurance companies have been named as defendants in lawsuits, including class action lawsuits relating to life insurance and annuity pricing and sales practices. A number of these lawsuits have resulted in substantial jury awards or settlements against life insurers other than the Company.

NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES

(a wholly-owned subsidiary of Nationwide Financial Services, Inc.)

Notes to Consolidated Financial Statements, Continued

December 31, 2008, 2007 and 2006

The financial services industry, including mutual fund, variable annuity, retirement plan, life insurance and distribution companies, has also been the subject of increasing scrutiny by regulators, legislators and the media over the past few years. Numerous regulatory agencies, including the SEC, the Financial Industry Regulatory Authority and the New York State Attorney General, have commenced industry-wide investigations regarding late trading and market timing in connection with mutual funds and variable insurance contracts, and have commenced enforcement actions against some mutual fund and life insurance companies on those issues. The Company has been contacted by or received subpoenas from the SEC and the New York State Attorney General, who are investigating market timing in certain mutual funds offered in insurance products sponsored by the Company. The Company has cooperated with these investigations. Information requests from the New York State Attorney General and the SEC with respect to investigations into late trading and market timing were last responded to by the Company and its affiliates in December 2003 and June 2005, respectively, and no further information requests have been received with respect to these matters.

In addition, state and federal regulators and other governmental bodies have commenced investigations, proceedings or inquiries relating to compensation and bidding arrangements and possible anti-competitive activities between insurance producers and brokers and issuers of insurance products, and unsuitable sales and replacements by producers on behalf of the issuer. Also under investigation are compensation and revenue sharing arrangements between the issuers of variable insurance contracts and mutual funds or their affiliates, fee arrangements in retirement plans, the use of side agreements and finite reinsurance agreements, funding agreements issued to back MTN programs, recordkeeping and retention compliance by broker/dealers, and supervision of former registered representatives. Related investigations, proceedings or inquiries may be commenced in the future. The Company and/or its affiliates have been contacted by or received subpoenas from state and federal regulatory agencies and other governmental bodies, state securities law regulators and state attorneys general for information relating to certain of these investigations, including those relating to compensation, revenue sharing and bidding arrangements, anti-competitive activities, unsuitable sales or replacement practices, fee arrangements in retirement plans, the use of side agreements and finite reinsurance agreements, and funding agreements backing the NLIC MTN program. The Company is cooperating with regulators in connection with these inquiries and will cooperate with NMIC in responding to these inquiries to the extent that any inquiries encompass NMIC’s operations.

A promotional and marketing arrangement associated with the Company’s offering of a retirement plan product and related services in Alabama is under investigation by the Alabama Securities Commission. The Company currently expects that any damages paid to settle this matter will not have a material adverse impact on its consolidated financial position. It is not possible to predict what effect, if any, the outcome of this investigation may have on the Company’s retirement plan operations with respect to promotional and marketing arrangements in general in the future.

These proceedings are expected to continue in the future and could result in legal precedents and new industry-wide legislation, rules and regulations that could significantly affect the financial services industry, including mutual fund, retirement plan, life insurance and annuity companies. These proceedings also could affect the outcome of one or more of the Company’s litigation matters. There can be no assurance that any litigation or regulatory actions will not have a material adverse effect on the Company in the future.

NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES

(a wholly-owned subsidiary of Nationwide Financial Services, Inc.)

Notes to Consolidated Financial Statements, Continued

December 31, 2008, 2007 and 2006

On November 20, 2007, NRS and NLIC were named in a lawsuit filed in the Circuit Court of Jefferson County, Alabama entitled Ruth A. Gwin and Sandra H. Turner, and a class of similarly situated individuals v Nationwide Life Insurance Company, Nationwide Retirement Solutions, Inc., Alabama State Employees Association, PEBCO, Inc. and Fictitious Defendants A to Z. On December 2, 2008, the plaintiffs filed an amended complaint. The plaintiffs claim to represent a class of all participants in the Alabama State Employees Association (ASEA) Plan, excluding members of the Deferred Compensation Committee, members of the Board of Control, ASEA’s directors, officers and board members, and PEBCO’s directors, officers and board members. The class period is from November 20, 2001, to the date of trial. In the amended class action complaint, the plaintiffs allege breach of fiduciary duty, wantonness and breach of contract. The amended class action complaint seeks a declaratory judgment, an injunction, an appointment of an independent fiduciary to protect Plan participants, disgorgement of amounts paid, reformation of Plan documents, compensatory damages and punitive damages, plus interest, attorneys’ fees and costs and such other equitable and legal relief to which plaintiffs and class members may be entitled. Also, on December 2, 2008, the plaintiffs filed a motion for preliminary injunction seeking an order requiring periodic payments made by NRS and/or NLIC to ASEA or PEBCO to be held in a trust account for the benefit of Plan participants. On December 4, 2008, the Alabama State Personnel Board and the State of Alabama by, and through the State Personnel Board, filed a motion to intervene and a complaint in intervention. On December 16, 2008, the Companies filed their Answer. On February 4, 2009, the court provisionally agreed to add the State of Alabama, by and through the State Personnel Board as a party. NRS and NLIC continue to defend this case vigorously.

On July 11, 2007, NLIC was named in a lawsuit filed in the United States District Court for the Western District of Washington at Tacoma entitled Jerre Daniels-Hall and David Hamblen, Individually and on behalf of All Others Similarly Situated v. National Education Association, NEA Member Benefits Corporation, Nationwide Life Insurance Company, Security Benefit Life Insurance Company, Security Benefit Group, Inc., Security Distributors, Inc., et. al. The plaintiffs seek to represent a class of all current or former National Education Association (NEA) members who participated in the NEA Valuebuilder 403(b) program at any time between January 1, 1991 and the present (and their heirs and/or beneficiaries). The plaintiffs allege that the defendants violated the Employee Retirement Income Security Act of 1974, as amended (ERISA) by failing to prudently and loyally manage plan assets, by failing to provide complete and accurate information, by engaging in prohibited transactions, and by breaching their fiduciary duties when they failed to prevent other fiduciaries from breaching their fiduciary duties. The complaint seeks to have the defendants restore all losses to the plan, restoration of plan assets and profits to participants, disgorgement of endorsement fees, disgorgement of service fee payments, disgorgement of excessive fees charged to plan participants, other unspecified relief for restitution, declaratory and injunctive relief, and attorneys’ fees. On May 23, 2008, the Court granted the defendants’ motion to dismiss. On June 19, 2008, the plaintiffs filed a notice of appeal. On October 17, 2008, the plaintiffs filed their opening brief. On December 19, 2008, the defendants filed their briefs. On January 26, 2009, the plaintiffs filed Appellants’ Reply Brief. NLIC continues to defend this lawsuit vigorously.

On November 15, 2006, NFS, NLIC and NRS were named in a lawsuit filed in the United States District Court for the Southern District of Ohio entitled Kevin Beary, Sheriff of Orange County, Florida, In His Official Capacity, Individually and On Behalf of All Others Similarly Situated v. Nationwide Life Insurance Co., Nationwide Retirement Solutions, Inc. and Nationwide Financial Services, Inc. The plaintiff seeks to represent a class of all sponsors of 457(b) deferred compensation plans in the United States that had variable annuity contracts with the defendants at any time during the class period, or in the alternative, all sponsors of 457(b) deferred compensation plans in Florida that had variable annuity contracts with the defendants during the class period. The class period is from January 1, 1996 until the class notice is provided. The plaintiff alleges that the defendants breached their fiduciary duties by arranging for and retaining service payments from certain mutual funds. The complaint seeks an accounting, a declaratory judgment, a permanent injunction and disgorgement or restitution of the service fee payments allegedly received by the defendants, including interest. On January 25, 2007, NFS, NLIC and NRS filed a motion to dismiss. On September 17, 2007, the Court granted the motion to dismiss. On October 1, 2007, the plaintiff filed a motion to vacate judgment and for leave to file an amended complaint. On September 15, 2008, the Court denied the plaintiffs’ motion to vacate judgment and for leave to file an amended complaint. On October 15, 2008, the plaintiffs filed a notice of appeal. NFS, NLIC and NRS continue to defend this lawsuit vigorously.

NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES

(a wholly-owned subsidiary of Nationwide Financial Services, Inc.)

Notes to Consolidated Financial Statements, Continued

December 31, 2008, 2007 and 2006

On February 11, 2005, NLIC was named in a class action lawsuit filed in Common Pleas Court, Franklin County, Ohio entitled Michael Carr v. Nationwide Life Insurance Company. The complaint seeks recovery for breach of contract, fraud by omission, violation of the Ohio Deceptive Trade Practices Act and unjust enrichment. The complaint also seeks unspecified compensatory damages, disgorgement of all amounts in excess of the guaranteed maximum premium and attorneys’ fees. On February 2, 2006, the court granted the plaintiff’s motion for class certification on the breach of contract and unjust enrichment claims. The court certified a class consisting of all residents of the United States and the Virgin Islands who, during the class period, paid premiums on a modal basis to NLIC for term life insurance policies issued by NLIC during the class period that provide for guaranteed maximum premiums, excluding certain specified products. Excluded from the class are NLIC; any parent, subsidiary or affiliate of NLIC; all employees, officers and directors of NLIC; and any justice, judge or magistrate judge of the State of Ohio who may hear the case. The class period is from February 10, 1990 through February 2, 2006, the date the class was certified. On January 26, 2007, the plaintiff filed a motion for summary judgment. On April 30, 2007, NLIC filed a motion for summary judgment. On February 4, 2008, the Court granted the class’s motion for summary judgment on the breach of contract claims arising from the term policies in 43 of 51 jurisdictions. The Court granted NLIC’s motion for summary judgment on the breach of contract claims on all decreasing term policies. On November 7, 2008, the case was settled.

On April 13, 2004, NLIC was named in a class action lawsuit filed in Circuit Court, Third Judicial Circuit, Madison County, Illinois, entitled Woodbury v. Nationwide Life Insurance Company. NLIC removed this case to the United States District Court for the Southern District of Illinois on June 1, 2004. On December 27, 2004, the case was transferred to the United States District Court for the District of Maryland and included in the multi-district proceeding entitled In Re Mutual Funds Investment Litigation. In response, on May 13, 2005, the plaintiff filed the first amended complaint purporting to represent, with certain exceptions, a class of all persons who held (through their ownership of an NLIC annuity or insurance product) units of any NLIC sub-account invested in mutual funds that included foreign securities in their portfolios and that experienced market timing or stale price trading activity. The first amended complaint purports to disclaim, with respect to market timing or stale price trading in NLIC’s annuities sub-accounts, any allegation based on NLIC’s untrue statement, failure to disclose any material fact, or usage of any manipulative or deceptive device or contrivance in connection with any class member’s purchases or sales of NLIC annuities or units in annuities sub-accounts. The plaintiff claims, in the alternative, that if NLIC is found with respect to market timing or stale price trading in its annuities sub-accounts, to have made any untrue statement, to have failed to disclose any material fact or to have used or employed any manipulative or deceptive device or contrivance, then the plaintiff purports to represent a class, with certain exceptions, of all persons who, prior to NLIC’s untrue statement, omission of material fact, use or employment of any manipulative or deceptive device or contrivance, held (through their ownership of an NLIC annuity or insurance product) units of any NLIC sub-account invested in mutual funds that included foreign securities in their portfolios and that experienced market timing activity. The first amended complaint alleges common law negligence and seeks to recover damages not to exceed $75,000 per plaintiff or class member, including all compensatory damages and costs. On June 1, 2006, the District Court granted NLIC’s motion to dismiss the plaintiff’s complaint. On January 30, 2009, the United States Court of Appeals for the Fourth Circuit affirmed that dismissal. NLIC continues to defend this lawsuit vigorously.

NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES

(a wholly-owned subsidiary of Nationwide Financial Services, Inc.)

Notes to Consolidated Financial Statements, Continued

December 31, 2008, 2007 and 2006

On August 15, 2001, NFS and NLIC were named in a lawsuit filed in the United States District Court for the District of Connecticut entitled Lou Haddock, as trustee of the Flyte Tool & Die, Incorporated Deferred Compensation Plan, et al v. Nationwide Financial Services, Inc. and Nationwide Life Insurance Company. Currently, the plaintiffs’ fifth amended complaint, filed March 21, 2006, purports to represent a class of qualified retirement plans under ERISA that purchased variable annuities from NLIC. The plaintiffs allege that they invested ERISA plan assets in their variable annuity contracts and that NLIC and NFS breached ERISA fiduciary duties by allegedly accepting service payments from certain mutual funds. The complaint seeks disgorgement of some or all of the payments allegedly received by NFS and NLIC, other unspecified relief for restitution, declaratory and injunctive relief, and attorneys’ fees. To date, the District Court has rejected the plaintiffs’ request for certification of the alleged class. On September 25, 2007, NFS’ and NLIC’s motion to dismiss the plaintiffs’ fifth amended complaint was denied. On October 12, 2007, NFS and NLIC filed their answer to the plaintiffs’ fifth amended complaint and amended counterclaims. On November 1, 2007, the plaintiffs filed a motion to dismiss NFS’ and NLIC’s amended counterclaims. On November 15, 2007, the plaintiffs filed a motion for class certification. On February 8, 2008, the Court denied the plaintiffs’ motion to dismiss the amended counterclaim, with the exception that it was tentatively granting the plaintiffs’ motion to dismiss with respect to NFS’ and NLIC’s claim that it could recover any “disgorgement remedy” from plan sponsors. On April 25, 2008, NFS and NLIC filed their opposition to the plaintiffs’ motion for class certification. On September 29, 2008, the plaintiffs filed their reply to NFS’ and NLIC’s opposition to class certification. The Court has set a hearing on the class certification motion for February 27, 2009. NFS and NLIC continue to defend this lawsuit vigorously.

Tax Matters

Management has established tax reserves in accordance with current accounting guidance, which prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. These reserves are reviewed regularly and are adjusted as events occur that management believes impact its liability for additional taxes, such as lapsing of applicable statutes of limitations; conclusion of tax audits or substantial agreement on the deductibility/nondeductibility of uncertain items; additional exposure based on current calculations; identification of new issues; release of administrative guidance; or rendering of a court decision affecting a particular tax issue. Management believes its tax reserves reasonably provide for potential assessments that may result from IRS examinations and other tax-related matters for all open tax years.

The separate account DRD is a significant component of the Company’s federal income tax provision. On August 16, 2007, the IRS issued Revenue Ruling 2007-54. This ruling took a position with respect to the DRD that could have significantly reduced the Company’s DRD. The Company believes that the position taken by the IRS in the ruling was contrary to existing law and the relevant legislative history.

In Revenue Ruling 2007-61, released September 25, 2007, the IRS and the U.S. Department of the Treasury suspended Revenue Ruling 2007-54 and informed taxpayers of their intention to address certain issues in connection with the DRD in future tax regulations. Final tax regulations could impact the Company’s DRD in periods subsequent to their effective date.

NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES

(a wholly-owned subsidiary of Nationwide Financial Services, Inc.)

Notes to Consolidated Financial Statements, Continued

December 31, 2008, 2007 and 2006

(16)	Guarantees
Since 2002, the Company has sold $677.4 million of credit enhanced equity interests in Low-Income-Housing Tax Credit Funds (LIHTC Funds) to unrelated third parties. The Company has guaranteed cumulative after-tax yields to the third party investors ranging from 3.75% to 5.25% over periods ending between 2002 and 2022. As of December 31, 2008 and 2007, the Company held guarantee reserves totaling $5.1 million and $6.0 million, respectively, on these transactions. These guarantees are in effect for periods of approximately 15 years each. The LIHTC Funds provide a stream of tax benefits to the investors that will generate a yield and return of capital. If the tax benefits are not sufficient to provide these cumulative after-tax yields, then the Company must fund any shortfall, which is mitigated by stabilization collateral set aside by the Company at the inception of the transactions. The maximum amount of undiscounted future payments that the Company could be required to pay the investors under the terms of the guarantees is $1.10 billion. The Company does not anticipate making any material payments related to these guarantees.

As of December 31, 2008, the Company held stabilization reserves of $0.8 million as collateral for certain properties owned by the LIHTC Funds that had not met all of the criteria necessary to generate tax credits. Such criteria include completion of construction and the leasing of each unit to a qualified tenant, among others. Properties meeting the necessary criteria are considered to have “stabilized.” The properties are evaluated regularly, and the collateral is released when stabilized. In 2008, $0.8 million of the stabilization reserve was released into income. In 2007, the stabilization reserve was increased by $2.4 million and $3.1 million was released into income.

To the extent there are cash deficits in any specific property owned by the LIHTC Funds, property reserves, property operating guarantees and reserves held by the LIHTC Funds are exhausted before the Company is required to perform under its guarantees. To the extent the Company is ever required to perform under its guarantees, it may recover any such funding out of the cash flow distributed from the sale of the underlying properties of the LIHTC Funds. This cash flow distribution would be paid to the Company prior to any cash flow distributions to unrelated third party investors.

(17)	Variable Interest Entities
In the normal course of business, the Company has relationships with variable interest entities (VIEs). The Company’s VIEs are conduits that assist the Company in structured products transactions involving the sale of low-income-housing tax credit funds (LIHTC Funds) to third party investors, other structured product issuances, and private equity investments.

The Company considers many factors when determining whether it is (or is not) the primary beneficiary of a VIE. There is a review of the entity’s contract and other deal related information, such as 1) the entity’s equity investment at risk, decision-making abilities, obligations to absorb economic risks and right to receive economic rewards of the entity, 2) whether the contractual or ownership interest in the entity changes with the change in fair value of the entity, and 3) through the variable interest, if the Company shares in the entity’s expected losses and residual returns.

The Company was not required to provide financial or other support outside previous contractual requirements to any VIE.

NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES

(a wholly-owned subsidiary of Nationwide Financial Services, Inc.)

Notes to Consolidated Financial Statements, Continued

December 31, 2008, 2007 and 2006

LIHTC Funds

The Company provides guarantees to limited partners related to the amount of tax credits that will be generated by the funds (see Note 16). The results of operations and financial position of each VIE of which the Company is the primary beneficiary are consolidated along with corresponding minority interest liabilities in the accompanying consolidated financial statements.

The Company had relationships with 19 LIHTC Funds that are considered VIEs as of December 31, 2008 and December 31, 2007, where the company was the primary beneficiary. Net assets of these consolidated VIEs were $416.1 million and $465.7 million as of December 31, 2008 and December 31, 2007, respectively. The following table summarizes the components of net assets as of December 31:

(in millions)	2008	2007
Other long-term investments	$371.1	$434.1
Short-term investments	20.9	31.9
Other assets	41.6	38.1
Other liabilities	(17.5)	(38.4)
The Company’s total loss exposure from consolidated VIEs was immaterial as of December 31, 2008 and December 31, 2007 (except for the impact of guarantees disclosed in Note 16). Creditors (or beneficial interest holders) of the consolidated VIEs have no recourse to the general credit of the Company.

These LIHTC Funds are financed through the sale of these funds into the secondary market. The proceeds from these sales are used to participate in low-income housing projects that provide tax benefits to the investors.

In addition to the consolidated VIEs described above, the Company holds variable interests, in the form of LIHTC Funds that qualify as VIEs but of which the Company is not the primary beneficiary. The carrying amount on these unconsolidated VIEs was $78.9 million and $79.3 million as of December 31, 2008 and December 31, 2007, respectively. The total exposure to loss on these unconsolidated VIEs was $93.4 million and $108.5 million as of December 31, 2008 and December 31, 2007, respectively. The total exposure to loss is determined by adding any unfunded commitments to the carrying amount of the VIEs.

Structured Products

The Company had relationships with one structured product investment that is considered a VIE as of December 31, 2008 and December 31, 2007, where the Company was the primary beneficiary. Net assets of this consolidated VIE were $8.9 million and $20.1 million as of December 31, 2008 and December 31, 2007, respectively. Creditors (or beneficial interest holders) of the consolidated VIE have no recourse to the general credit of the Company. There are no arrangements that would require the Company to provide financial support to the VIE.

As of both December 31, 2008 and December 31, 2007, the Company was invested in 11 structured product investments that are considered VIEs but that the Company is not the primary beneficiary. These structured products are in the form of synthetic collateralized debt obligations and collateralized lease obligations. The carrying amount on these unconsolidated VIEs was $13.7 million and $84.0 million as of December 31, 2008 and December 31, 2007, respectively. The total exposure to loss on these unconsolidated VIEs is determined to be the carrying amount of the VIEs.

NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES

(a wholly-owned subsidiary of Nationwide Financial Services, Inc.)

Notes to Consolidated Financial Statements, Continued

December 31, 2008, 2007 and 2006

Private Equity Investments

The Company had relationships with one private equity investment that is considered a VIE as of December 31, 2008 and December 31, 2007, where the Company was the primary beneficiary. Net assets of this consolidated VIE were $18.6 million and $5.0 million as of December 31, 2008 and December 31, 2007, respectively. Creditors (or beneficial interest holders) of the consolidated VIE have no recourse to the general credit of the Company. There are no arrangements that would require the Company to provide financial support to the VIE.

As of December 31, 2008 and December 31, 2007, the Company does not have any private equity investments considered to be a VIE where the Company is not the primary beneficiary.

NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES

(a wholly-owned subsidiary of Nationwide Financial Services, Inc.)

Notes to Consolidated Financial Statements, Continued

December 31, 2008, 2007 and 2006

(18)	Segment Information
Management views the Company’s business primarily based on its underlying products and uses this basis to define its four reportable segments: Individual Investments, Retirement Plans, Individual Protection, and Corporate and Other.

The primary segment profitability measure that management uses is pre-tax operating earnings, which is calculated by adjusting income from continuing operations before federal income taxes to exclude (1) net realized investment gains and losses, except for periodic net amounts paid or received on interest rate swaps that do not qualify for hedge accounting treatment, net realized gains and losses related to hedges on GMDB contracts and net realized gains and losses related to securitizations and (2) the adjustment to amortization of DAC related to net realized investment gains and losses.

Individual Investments

The Individual Investments segment consists of individual The BEST of AMERICA® and private label deferred variable annuity products, deferred fixed annuity products, income products and advisory services. Individual deferred annuity contracts provide the customer with tax-deferred accumulation of savings and flexible payout options including lump sum, systematic withdrawal or a stream of payments for life. In addition, individual variable annuity contracts provide the customer with access to a wide range of investment options and asset protection features, while individual fixed annuity contracts generate a return for the customer at a specified interest rate fixed for prescribed periods.

Retirement Plans

The Retirement Plans segment is comprised of the Company’s private and public sector retirement plans business. The private sector primarily includes IRC Section 401 business, and the public sector primarily includes IRC Section 457 and Section 401(a) business, both in the form of full-service arrangements that provide plan administration and fixed and variable group annuities as well as administration-only business.

Individual Protection

The Individual Protection segment consists of investment life insurance products, including individual variable, COLI and BOLI products; traditional life insurance products; and universal life insurance products. Life insurance products provide a death benefit and generally allow the customer to build cash value on a tax-advantaged basis.

Corporate and Other

The Corporate and Other segment includes the MTN program; structured products business; non-operating realized gains and losses, including mark-to-market adjustments on embedded derivatives, net of economic hedges, related to products with living benefits included in the Individual Investments segment; and other revenues and expenses not allocated to other segments.

NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES

(a wholly-owned subsidiary of Nationwide Financial Services, Inc.)

Notes to Consolidated Financial Statements, Continued

December 31, 2008, 2007 and 2006

The following tables summarize the Company’s business segment operating results for the years ended December 31:

(in millions)	Individual Investments	Retirement Plans	Individual Protection	Corporate and Other	Total
2008
Revenues:
Policy charges	$599.0	$115.6	$453.4	$—	$1,168.0
Premiums	119.5	—	164.0	—	283.5
Net investment income	506.3	638.2	343.9	198.6	1,687.0
Non-operating net realized investment losses1	—	—	—	(1,478.2)	(1,478.2)
Other income	109.5	0.9	—	(65.1)	45.3

Total revenues	1,334.3	754.7	961.3	(1,344.7)	1,705.6

Benefits and expenses:
Interest credited to policyholder accounts	361.8	425.9	181.5	161.4	1,130.6
Benefits and claims	377.0	—	295.0	(11.7)	660.3
Policyholder dividends	—	—	26.4	—	26.4
Amortization of DAC	647.7	39.7	113.5	(126.4)	674.5
Interest expense	—	—	—	61.8	61.8
Other operating expenses	188.1	147.0	138.0	43.0	516.1

Total benefits and expenses	1,574.6	612.6	754.4	128.1	3,069.7

Income (loss) from continuing operations before federal income tax expense	(240.3)	142.1	206.9	(1,472.8)	$(1,364.1)

Less: non-operating net realized investment losses1	—	—	—	1,478.2
Less: adjustment to amortization related to net realized investment gains and losses	—	—	—	(138.5)

Pre-tax operating (loss) earnings	$(240.3)	$142.1	$206.9	$(133.1)

Assets as of year end	$41,902.1	$21,671.1	$16,563.2	$4,676.0	$84,812.4

1
Excluding periodic net amounts paid or received on interest rate swaps that do not qualify for hedge accounting treatment and net realized gains and losses related to hedges on GMDB contracts and securitizations.

NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES

(a wholly-owned subsidiary of Nationwide Financial Services, Inc.)

Notes to Consolidated Financial Statements, Continued

December 31, 2008, 2007 and 2006

(in millions)	Individual Investments	Retirement Plans	Individual Protection	Corporate and Other	Total
2007
Revenues:
Policy charges	$656.9	$139.5	$411.9	$—	$1,208.3
Premiums	133.1	—	158.6	—	291.7
Net investment income	609.1	639.4	330.2	397.1	1,975.8
Non-operating net realized investment losses1	—	—	—	(156.0)	(156.0)
Other income	3.1	—	—	(5.8)	(2.7)

Total revenues	1,402.2	778.9	900.7	235.3	3,317.1

Benefits and expenses:
Interest credited to policyholder accounts	419.7	433.7	178.0	231.2	1,262.6
Benefits and claims	234.2	—	245.1	—	479.3
Policyholder dividends	—	—	24.5	—	24.5
Amortization of DAC	287.1	26.7	80.2	(25.5)	368.5
Interest expense	—	—	—	70.0	70.0
Other operating expenses	191.6	173.6	147.1	17.2	529.5

Total benefits and expenses	1,132.6	634.0	674.9	292.9	2,734.4

Income (loss) from continuing operations before federal income tax expense	269.6	144.9	225.8	(57.6)	$582.7

Less: non-operating net realized investment losses1	—	—	—	156.0
Less: adjustment to amortization related to net realized investment gains and losses	—	—	—	(25.5)

Pre-tax operating earnings	$269.6	$144.9	$225.8	$72.9

Assets as of year end	$55,692.9	$26,912.6	$18,251.1	$8,683.4	$109,540.0

1	Excluding periodic net amounts paid or received on interest rate swaps that do not qualify for hedge accounting treatment and net realized gains and losses related to securitizations.

NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES

(a wholly-owned subsidiary of Nationwide Financial Services, Inc.)

Notes to Consolidated Financial Statements, Continued

December 31, 2008, 2007 and 2006

(in millions)	Individual Investments	Retirement Plans	Individual Protection	Corporate and Other	Total
2006
Revenues:
Policy charges	$581.7	$160.2	$390.7	$—	$1,132.6
Premiums	142.5	—	165.8	—	308.3
Net investment income	739.5	636.0	328.2	354.8	2,058.5
Non-operating net realized investment gains 1	—	—	—	1.0	1.0
Other income	2.6	—	0.3	3.4	6.3

Total revenues	1,466.3	796.2	885.0	359.2	3,506.7

Benefits and expenses:
Interest credited to policyholder accounts	501.7	440.5	179.2	208.7	1,330.1
Benefits and claims	202.8	—	247.5	—	450.3
Policyholder dividends	—	—	25.6	—	25.6
Amortization of DAC	352.7	37.9	69.6	(9.9)	450.3
Interest expense	—	—	—	65.5	65.5
Other operating expenses	206.3	179.1	142.4	9.0	536.8

Total benefits and expenses	1,263.5	657.5	664.3	273.3	2,858.6

Income from continuing operations before federal income tax expense	202.8	138.7	220.7	85.9	$648.1

Less: non-operating net realized investment gains 1	—	—	—	(1.0)
Less: adjustment to amortization related to net realized investment gains and losses	—	—	—	(9.9)

Pre-tax operating earnings	$202.8	$138.7	$220.7	$75.0

Assets as of year end	$55,404.6	$28,817.2	$16,948.8	$8,791.8	$109,962.4

1	Excluding periodic net amounts paid or received on interest rate swaps that do not qualify for hedge accounting treatment and net realized gains and losses related to securitizations.

NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES

(a wholly-owned subsidiary of Nationwide Financial Services, Inc.)

Schedule I         Consolidated Summary of Investments – Other Than Investments in Related Parties

As of December 31, 2008 (in millions)

Column A	Column B	Column C	Column D
Type of investment	Cost	Market value	Amount at which shown in the consolidated balance sheet
Fixed maturity securities available-for-sale:
Bonds:
U.S. Treasury securities and obligations of U.S. Government corporations	$77.3	$97.4	$97.4
Agencies not backed by the full faith and credit of the U.S. Government	384.6	473.9	473.9
Obligations of states and political subdivisions	223.0	217.1	217.1
Foreign governments	33.9	38.9	38.9
Public utilities	1,667.7	1,578.5	1,578.5
All other corporate	19,434.4	16,841.4	16,841.4

Total fixed maturity securities available-for-sale	21,820.9	19,247.2	19,247.2

Equity securities available-for-sale:
Common stocks:
Banks, trusts and insurance companies	14.3	9.5	9.5
Industrial, miscellaneous and all other	—	0.1	0.1
Nonredeemable preferred stocks	16.6	16.9	16.9

Total equity securities available-for-sale	30.9	26.5	26.5

Mortgage loans on real estate, net	7,249.7		7,189.9	1
Real estate, net:
Investment properties	11.0		8.5	2
Acquired in satisfaction of debt	9.8		8.0	2

Total real estate, net	20.8		16.5

Policy loans	767.4		767.4
Other long-term investments	521.6		521.6
Short-term investments, including amounts managed by a related party	2,780.9		2,780.9

Total investments	$33,192.2		$30,550.0

1
Difference from Column B primarily is attributable to valuation allowances due to impairments on mortgage loans on real estate (see Note 6 to the audited consolidated financial statements), hedges and commitment hedges on mortgage loans on real estate.

2	Difference from Column B primarily results from adjustments for accumulated depreciation.
See accompanying notes to consolidated financial statements and report of independent registered public accounting firm.

NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES

(a wholly-owned subsidiary of Nationwide Financial Services, Inc.)

Schedule III        Supplementary Insurance Information

As of December 31, 2008, 2007 and 2006 and for each of the years then ended (in millions)

Column A	Column B	Column C	Column D	Column E	Column F
Year: Segment	Deferred policy acquisition costs	Future policy benefits, losses, claims and loss expenses	Unearned premiums 1	Other policy claims and benefits payable1	Premium revenue
2008
Individual Investments	$1,883.0	$12,026.3			$119.5
Retirement Plans	284.3	11,244.8			—
Individual Protection	1,640.7	5,941.2			164.0
Corporate and Other	615.9	3,324.0			—

Total	$4,423.9	$32,536.3			$283.5

2007
Individual Investments	$2,078.1	$10,748.6			$133.1
Retirement Plans	289.7	10,693.7			—
Individual Protection	1,542.5	5,635.9			158.6
Corporate and Other	87.1	4,920.2			—

Total	$3,997.4	$31,998.4			$291.7

2006
Individual Investments	$1,945.0	$13,004.4			$142.5
Retirement Plans	288.6	10,839.0			—
Individual Protection	1,441.0	5,574.1			165.8
Corporate and Other	83.4	4,991.9			—

Total	$3,758.0	$34,409.4			$308.3

Column A	Column G	Column H	Column I	Column J	ColumnK
Year: Segment	Net investment income2	Benefits, claims, losses and settlement expenses	Amortization of deferred policy acquisition costs	Other operating expenses 2	Premiums written
2008
Individual Investments	$506.3	$738.8	$647.7	$188.1
Retirement Plans	638.2	425.9	39.7	147.0
Individual Protection	343.9	502.9	113.5	138.0
Corporate and Other	198.6	149.7	(126.4)	104.8

Total	$1,687.0	$1,817.3	$674.5	$577.9

2007
Individual Investments	$609.1	$653.9	$287.1	$191.6
Retirement Plans	639.4	433.7	26.7	173.6
Individual Protection	330.2	447.6	80.2	147.1
Corporate and Other	397.1	231.2	(25.5)	87.1

Total	$1,975.8	$1,766.4	$368.5	$599.4

2006
Individual Investments	$739.5	$704.5	$352.7	$206.3
Retirement Plans	636.0	440.5	37.9	179.1
Individual Protection	328.2	452.3	69.6	142.4
Corporate and Other	354.8	208.7	(9.9)	74.5

Total	$2,058.5	$1,806.0	$450.3	$602.3

1	Unearned premiums and other policy claims and benefits payable are included in Column C amounts.
2
Allocations of net investment income and certain operating expenses are based on numerous assumptions and estimates, and reported segment operating results would change if different methods were applied.

See accompanying notes to consolidated financial statements and report of independent registered public accounting firm.

NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES

(a wholly-owned subsidiary of Nationwide Financial Services, Inc.)

Schedule IV        Reinsurance

As of December 31, 2008, 2007 and 2006 and for each of the years then ended (dollars in millions)

Column A	Column B	Column C	Column D	Column E	Column F
	Gross amount	Ceded to other companies	Assumed from other companies	Net amount	Percentage of amount assumed to net
2008
Life insurance in force	$167,715.4	$58,850.8	$3.8	$108,868.4	0.0%

Premiums:
Life insurance1	$348.2	$64.8	$0.1	$283.5	0.0%
Accident and health insurance	182.9	209.3	26.4	—	NM

Total	$531.1	$274.1	$26.5	$283.5	9.3%

2007
Life insurance in force	$156,899.3	$58,529.0	$4.4	$98,374.7	0.0%

Premiums:
Life insurance1	$364.2	$72.7	$0.2	$291.7	0.0%
Accident and health insurance	289.2	316.8	27.6	—	NM

Total	$653.4	$389.5	$27.8	$291.7	9.5%

2006
Life insurance in force	$151,109.9	$58,189.8	$7.9	$92,928.0	0.0%

Premiums:
Life insurance1	$336.4	$28.4	$0.3	$308.3	0.1%
Accident and health insurance	388.9	417.4	28.5	—	NM

Total	$725.3	$445.8	$28.8	$308.3	9.3%

1	Primarily represents premiums from traditional life insurance and life-contingent immediate annuities and excludes deposits on investment and universal life insurance products.
See accompanying notes to consolidated financial statements and report of independent registered public accounting firm.

NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES

(a wholly-owned subsidiary of Nationwide Financial Services, Inc.)

Schedule V        Valuation and Qualifying Accounts

Years ended December 31, 2008, 2007 and 2006 (in millions)

Column A	Column B	Column C		Column D	Column E
Description	Balance at beginning of period	Charged (credited) to costs and expenses	Charged to other accounts	Deductions1	Balance at end of period
2008
Valuation allowances - mortgage loans on real estate	$23.1	$19.6	$—	$3.2	$39.5

2007
Valuation allowances - mortgage loans on real estate	$34.3	$1.1	$—	$12.3	$23.1

2006
Valuation allowances - mortgage loans on real estate	$31.1	$6.0	$—	$2.8	$34.3

1	Amounts represent transfers to real estate owned and recoveries.
See accompanying notes to consolidated financial statements and report of independent registered public accounting firm.

Nationwide Life and Annuity Company of America: • Nationwide Provident VLI Separate Account A	Nationwide Life Insurance Company of America: • Nationwide Provident VLI Separate Account 1

Prospectus supplement dated November 3, 2009

to Prospectus dated May 1, 2000

This supplement updates certain information contained in your prospectus.  Please read it and keep it with your prospectus for future reference.

On September 17, 2009, the Board of Trustees of the Van Eck Worldwide Insurance Trust – Worldwide Real Estate Portfolio: Initial Class fund voted to liquidate the Van Eck Worldwide Insurance Trust – Worldwide Real Estate Portfolio:  Initial Class, effective December 18, 2009.

Effective December 18, 2009, this underlying mutual fund will no longer be available to receive transfers or new purchase payments.

Effective December 18, 2009, any account value allocated to this fund will be transferred to the Nationwide Variable Insurance Trust - NVIT Money Market Fund: Class IV on December 18, 2009.

Nationwide Life Insurance Company of America: • Nationwide Provident VLI Separate Account 1

Prospectus supplement dated October 28, 2009

to Prospectus dated May 1, 2000

This supplement updates certain information contained in your prospectus.  Please read it and keep it with your prospectus for future reference.

The Board of Directors of Nationwide Life Insurance Company of America ("NLICA") approved the merger of NLICA into its parent company, Nationwide Life Insurance Company ("NLIC").  The merger is scheduled to be effective on December 31, 2009.  As a result, the depositor of your policy will change to NLIC.  Your rights under your policy will not be affected by this change.

As soon as possible after the merger, you will receive a confirmation of the merger transaction as well as an updated prospectus.

For further information, please contact Nationwide at:

Nationwide Life Insurance Company of America
One Nationwide Plaza, RR1-04-F4
Columbus, Ohio 43215
1-800-688-5177
TDD: 1-800-238-3035

www.nationwide.com

Nationwide Life Insurance Company of America: • Nationwide Provident VLI Separate Account 1

Prospectus supplement dated June 9, 2009

to Prospectus dated May 1, 2000

This supplement updates certain information contained in your prospectus.  Please read it and keep it with your prospectus for future reference.

1.	Effective May 1, 2009, the following sub-accounts are available as investment options under your policy:

•	Nationwide Variable Insurance Trust - AllianceBernstein NVIT Global Fixed Income Fund: Class VI
•	Nationwide Variable Insurance Trust - American Century NVIT Multi Cap Value Fund: Class I
•	Nationwide Variable Insurance Trust - Oppenheimer NVIT Large Cap Growth Fund: Class I
•	Nationwide Variable Insurance Trust - NVIT Multi-Manager Mid Cap Growth Fund: Class I

2.	Effective May 1, 2009, “Appendix B: Sub-Accounts” is amended to include the following:

Nationwide Variable Insurance Trust - AllianceBernstein NVIT Global Fixed Income Fund: Class VI
Investment Adviser:                                                     Nationwide Fund Advisors
Sub-adviser:                                                                  AllianceBernstein L.P.
Investment Objective:                                                  Seeks a high level of current income consistent with preserving capital.

Nationwide Variable Insurance Trust - American Century NVIT Multi Cap Value Fund: Class I
Investment Adviser:                                                  Nationwide Fund Advisors
Sub-adviser:                                                                American Century Investment Management, Inc.
Investment Objective:                                                Seeks capital appreciation.

Nationwide Variable Insurance Trust - Oppenheimer NVIT Large Cap Growth Fund: Class I
Investment Adviser:                                                  Nationwide Fund Advisors
Sub-adviser:                                                                OppenheimerFunds, Inc.
Investment Objective:                                                Seeks long-term capital growth.

Nationwide Variable Insurance Trust - NVIT Multi-Manager Mid Cap Growth Fund: Class I
Investment Adviser:                                                  Nationwide Fund Advisors
Sub-adviser:                                                                Neuberger Berman Management Inc. and American Century Investment Management Inc.
Investment Objective:                                               The fund seeks long-term capital growth.

3.	Your prospectus offers the following sub-accounts as investment options under your policy. Effective May 1, 2009, these sub-accounts changed names as indicated below:

Old Name	New Name
Janus Aspen Series – International Growth Portfolio: Service Shares	Janus Aspen Series – Overseas Portfolio: Service Shares
Federated Insurance Series – Federated American Leaders Fund II: Primary Shares	Federated Insurance Series – Federated Clover Value Fund II: Primary Shares

4.	The following sub-account has changed subadviser:

Sub-account	Old Subadviser	New Subadviser
Nationwide Variable Insurance Trust - NVIT Money Market Fund: Class IV	Nationwide Asset Management, LLC	Federated Investment Management Company

5.	Effective May 1, 2009, the following sub-account liquidated and has merged into a new sub-account as indicated below:

Liquidated Sub-account	Merged Sub-account
Nationwide Variable Insurance Trust - NVIT Mid Cap Growth Fund: Class IV	Nationwide Variable Insurance Trust - NVIT Multi-Manager Mid Cap Growth Fund: Class I
Nationwide Variable Insurance Trust – JP Morgan NVIT Balanced Fund: Class IV	Nationwide Variable Insurance Trust – NVIT Investor Destinations Moderate Fund: Class II

6.	Effective May 1, 2009 the principal underwriter and general distributor will change from Nationwide Securities, LLC to Nationwide Investment Services Corporation ("NISC").

Any and all references to Nationwide Securities, LLC (“NSLLC”) are replaced with Nationwide Investment Services Corporation ("NISC"). NISC is located at One Nationwide Plaza, Columbus, Ohio 43215.

In addition, the following changes are made effective:

The Distribution of Policies or the Sale of a Policies provision is replaced as follows:

The current distributor of the Policies is Nationwide Investment Services Corporation ("NISC") located at One Nationwide Plaza, Columbus, Ohio 43215, an affiliate of NLICA.  Until May 1, 2009, the Policies were distributed by Nationwide Securities, LLC (“NSLLC”) (formerly, 1717 Capital Management Company), located at One Nationwide Plaza, Columbus, Ohio 43215, a wholly owned indirect subsidiary of NLICA.

The Policies were sold on a continuous basis until December 31, 2008 by licensed insurance agents in those states where the Policies could lawfully be sold. Beginning January 1, 2009 no new policies will be sold, but agents may continue to accept additional premium on existing Policies.  Agents are registered representatives of broker dealers registered under the Securities Exchange Act of 1934 who are member firms of the Financial Industry Regulatory Authority ("FINRA").

Gross first year commissions paid by NLICA on the sale of these Policies provided by NISC are approximately 91% of the target premium plus 2% of any excess premium payments.  We pay gross renewal commissions in years 2 through 10 on the sale of the Policies provided by NISC that will not exceed 2% of actual premium payment, and will be 0% in policy years 11 and thereafter.  Expense allowances and bonuses may also be paid, and firms may receive annual renewal compensation of up to 0.25% of the unloaned Policy Account Value.

NISC received no compensation as principal underwriter of variable life insurance policies and variable annuity contracts offered by insurance company subsidiaries of Nationwide Financial Services, Inc. during 2008, 2007, or 2006.  NSLLC received $11,699,242, $16,493,648, and $16,865,494 during 2008, 2007 and 2006, respectively, as principal underwriter of the Policies and of other variable life insurance policies and variable annuity contracts offered by NLICA and its affiliates.  However, NSLLC did not retain any of the compensation it received as principal underwriter during the past 3 fiscal years.

7.	The “Legal Proceedings” section of your prospectus is replaced with the following:

Nationwide Financial Services, Inc. (NFS, or collectively with its subsidiaries, the Company) was formed in November 1996. NFS is the holding company for Nationwide Life Insurance Company (NLIC), Nationwide Life and Annuity Insurance Company (NLAIC) and other companies that comprise the life insurance and retirement savings operations of the Nationwide group of companies (Nationwide). This group includes Nationwide Financial Network (NFN), which refers to Nationwide Life Insurance Company of America (NLICA), Nationwide Life and Annuity Company of America (NLACA) and subsidiaries, including the affiliated distribution network. NFS is incorporated in Delaware and maintains its principal executive offices in Columbus, Ohio.

The Company is a party to litigation and arbitration proceedings in the ordinary course of its business. It is often not possible to determine the ultimate outcome of the pending investigations and legal proceedings or to provide reasonable ranges of potential losses with any degree of certainty. Some matters, including certain of those referred to below, are in very preliminary stages, and the Company does not have sufficient information to make an assessment of the plaintiffs’ claims for liability or damages. In some of the cases seeking to be certified as class actions, the court has not yet decided whether a class will be certified or (in the event of certification) the size of the class and class period. In many of the cases, the plaintiffs are seeking undefined amounts of damages or other relief, including punitive damages and equitable remedies, which are difficult to quantify and cannot be defined based on the information currently available. The Company does not believe, based on information currently known by management, that the outcomes of such pending investigations and legal proceedings are likely to have a material adverse effect on the Company’s consolidated financial position. However, given the large and/or indeterminate amounts sought in certain of these matters and inherent unpredictability of litigation, it is possible that an adverse outcome in certain matters could have a material adverse effect on the Company’s consolidated financial position or results of operations in a particular period.

In recent years, life insurance companies have been named as defendants in lawsuits, including class action lawsuits relating to life insurance and annuity pricing and sales practices. A number of these lawsuits have resulted in substantial jury awards or settlements against life insurers other than the Company.

The financial services industry, including mutual fund, variable annuity, retirement plan, life insurance and distribution companies, has also been the subject of increasing scrutiny by regulators, legislators and the media over the past few years. Numerous regulatory agencies, including the SEC, the Financial Industry Regulatory Authority and the New York State Attorney General, have commenced industry-wide investigations regarding late trading and market timing in connection with mutual funds and variable insurance contracts, and have commenced enforcement actions against some mutual fund and life insurance companies on those issues. The Company has been contacted by or received subpoenas from the SEC and the New York State Attorney General, who are investigating market timing in certain mutual funds offered in insurance products sponsored by the Company. The Company has cooperated with these investigations. Information requests from the New York State Attorney General and the SEC with respect to investigations into late trading and market timing were last responded to by the Company and its affiliates in December

2003 and June 2005, respectively, and no further information requests have been received with respect to these matters.

In addition, state and federal regulators and other governmental bodies have commenced investigations, proceedings or inquiries relating to compensation and bidding arrangements and possible anti-competitive activities between insurance producers and brokers and issuers of insurance products, and unsuitable sales and replacements by producers on behalf of the issuer. Also under investigation are compensation and revenue sharing arrangements between the issuers of variable insurance contracts and mutual funds or their affiliates, fee arrangements in retirement plans, the use of side agreements and finite reinsurance agreements, funding agreements issued to back medium-term note (MTN) programs, recordkeeping and retention compliance by broker/dealers, and supervision of former registered representatives. Related investigations, proceedings or inquiries may be commenced in the future. The Company and/or its affiliates have been contacted by or received subpoenas from state and federal regulatory agencies and other governmental bodies, state securities law regulators and state attorneys general for information relating to certain of these investigations, including those relating to compensation, revenue sharing and bidding arrangements, anti-competitive activities, unsuitable sales or replacement practices, fee arrangements in retirement plans, the use of side agreements and finite reinsurance agreements, and funding agreements backing the NLIC MTN program. The Company is cooperating with regulators in connection with these inquiries and will cooperate with Nationwide Mutual Insurance Company (NMIC) in responding to these inquiries to the extent that any inquiries encompass NMIC’s operations.

A promotional and marketing arrangement associated with the Company’s offering of a retirement plan product and related services in Alabama is under investigation by the Alabama Securities Commission. The Company currently expects that any damages paid to settle this matter will not have a material adverse impact on its consolidated financial position. It is not possible to predict what effect, if any, the outcome of this investigation may have on the Company’s retirement plan operations with respect to promotional and marketing arrangements in general in the future.

These proceedings are expected to continue in the future and could result in legal precedents and new industry-wide legislation, rules and regulations that could significantly affect the financial services industry, including mutual fund, retirement plan, life insurance and annuity companies. These proceedings also could affect the outcome of one or more of the Company’s litigation matters. There can be no assurance that any such litigation or regulatory actions will not have a material adverse effect on the Company’s consolidated financial position or results of operations in the future.

Nationwide Financial Services, Inc. (NFS), NMIC, Nationwide Mutual Fire Insurance Company (NMFIC), Nationwide Corporation and the directors of NFS have been named as defendants in several class actions brought by NFS shareholders. These lawsuits arose following the announcement of the joint offer by NMIC, NMFIC and Nationwide Corporation to acquire all of the outstanding shares of NFS’ Class A common stock. The defendants deny any and all allegations of wrongdoing and have defended these lawsuits vigorously. On August 6, 2008, NFS and NMIC, NMFIC and Nationwide Corporation announced that they had entered into a definitive agreement for the acquisition of all of the outstanding shares of NFS’ Class A common stock for $52.25 per share by Nationwide Corporation, subject to the satisfaction of specific closing conditions. Simultaneously, the plaintiffs and defendants entered into a memorandum of understanding for the settlement of these lawsuits. The memorandum of understanding provides, among other things, for the settlement of the lawsuits and release of the defendants and, in exchange for the release and without admitting any wrongdoing, defendant NMIC shall acknowledge that the pending lawsuits were a factor, among others, that led it to offer an increased share price in the transaction. NMIC shall agree to pay plaintiffs’ attorneys’ fees and the costs of notifying the class members of the settlement. The memorandum of understanding is conditioned upon court approval of the proposed settlement. The court has scheduled the fairness hearing for approval of the proposed settlement for June 23, 2009. The lawsuits are pending in multiple jurisdictions and allege that the offer price was inadequate, that the process for reviewing the offer was procedurally unfair and that the defendants have breached their fiduciary duties to the holders of the NFS Class A common stock. NFS continues to defend these lawsuits vigorously.

On November 20, 2007, Nationwide Retirement Solutions, Inc. (NRS) and NLIC were named in a lawsuit filed in the Circuit Court of Jefferson County, Alabama entitled Ruth A. Gwin and Sandra H. Turner, and a class of similarly situated individuals v Nationwide Life Insurance Company, Nationwide Retirement Solutions, Inc., Alabama State Employees Association, PEBCO, Inc. and Fictitious Defendants A to Z. On December 2, 2008, the plaintiffs filed an amended complaint. The plaintiffs claim to represent a class of all participants in the Alabama State Employees Association (ASEA) Plan, excluding members of the Deferred Compensation Committee, members of the Board of Control, ASEA’s directors, officers and board members, and PEBCO’s directors, officers and board members. The class period is from November 20, 2001, to the date of trial. In the amended class action complaint, the plaintiffs allege breach of fiduciary duty, wantonness and breach of contract. The amended class action complaint seeks a declaratory judgment, an injunction, an appointment of an independent fiduciary to protect Plan participants, disgorgement of amounts paid, reformation of Plan documents, compensatory damages and punitive damages, plus interest, attorneys’ fees and costs and such other equitable and legal relief to which plaintiffs and class members may be entitled. Also, on December 2, 2008, the plaintiffs filed a motion for preliminary injunction seeking an order requiring periodic payments made by NRS and/or NLIC to ASEA or PEBCO to be held in a trust account for the benefit of Plan participants. On December 4, 2008, the Alabama State Personnel Board and the State of Alabama by, and through the State Personnel Board, filed a motion to intervene and a complaint in intervention. On December 16, 2008, the Companies filed their Answer. On February 4, 2009, the court provisionally agreed to add the State of Alabama, by and through the State Personnel Board as a party. NRS and NLIC continue to defend this case vigorously.

On July 11, 2007, NLIC was named in a lawsuit filed in the United States District Court for the Western District of Washington at Tacoma entitled Jerre Daniels-Hall and David Hamblen, Individually and on behalf of All Others Similarly Situated v. National Education Association, NEA Member Benefits Corporation, Nationwide Life Insurance Company, Security Benefit Life Insurance Company, Security Benefit Group, Inc., Security Distributors, Inc., et. al. The plaintiffs seek to represent a class of all current or former National Education Association (NEA) members who participated in the NEA Valuebuilder 403(b) program at any time between January 1, 1991 and the present (and their heirs and/or beneficiaries). The plaintiffs allege that the defendants violated the Employee Retirement Income Security Act of 1974, as amended (ERISA) by failing to prudently and loyally manage plan assets, by failing to provide complete and accurate information, by engaging in prohibited transactions, and by breaching their fiduciary duties when they failed to prevent other fiduciaries from breaching their fiduciary duties. The complaint seeks to have the defendants restore all losses to the plan, restoration of plan assets and profits to participants, disgorgement of endorsement fees, disgorgement of service fee payments, disgorgement of excessive fees charged to plan participants, other unspecified relief for restitution, declaratory and injunctive relief, and attorneys’ fees. On May 23, 2008, the Court granted the defendants’ motion to dismiss. On June 19, 2008, the plaintiffs filed a notice of appeal. On October 17, 2008, the plaintiffs filed their opening brief. On December 19, 2008 the defendants filed their briefs. On January 26, 2009, the plaintiffs filed Appellants’ Reply Brief. NLIC continues to defend this lawsuit vigorously.

On November 15, 2006, NFS, NLIC and NRS were named in a lawsuit filed in the United States District Court for the Southern District of Ohio entitled Kevin Beary, Sheriff of Orange County, Florida, In His Official Capacity, Individually and On Behalf of All Others Similarly Situated v. Nationwide Life Insurance Co., Nationwide Retirement Solutions, Inc. and Nationwide Financial Services, Inc. The plaintiff seeks to represent a class of all sponsors of 457(b) deferred compensation plans in the United States that had variable annuity contracts with the defendants at any time during the class period, or in the alternative, all sponsors of 457(b) deferred compensation plans in Florida that had variable annuity contracts with the defendants during the class period. The class period is from January 1, 1996 until the class notice is provided. The plaintiff alleges that the defendants breached their fiduciary duties by arranging for and retaining service payments from certain mutual funds. The complaint seeks an accounting, a declaratory judgment, a permanent injunction and disgorgement or restitution of the service fee payments allegedly received by the defendants, including interest. On January 25, 2007, NFS, NLIC and NRS filed a motion to dismiss. On September 17, 2007, the Court granted the motion to dismiss. On October 1, 2007, the plaintiff filed a motion to vacate judgment and for leave to file an amended complaint. On September 15, 2008, the Court denied the plaintiffs’ motion to vacate judgment and for leave to file an amended complaint. On

October 15, 2008, the plaintiffs filed a notice of appeal. NFS, NLIC and NRS continue to defend this lawsuit vigorously.

On February 11, 2005, NLIC was named in a class action lawsuit filed in Common Pleas Court, Franklin County, Ohio entitled Michael Carr v. Nationwide Life Insurance Company. The complaint seeks recovery for breach of contract, fraud by omission, violation of the Ohio Deceptive Trade Practices Act and unjust enrichment. The complaint also seeks unspecified compensatory damages, disgorgement of all amounts in excess of the guaranteed maximum premium and attorneys’ fees. On February 2, 2006, the court granted the plaintiff’s motion for class certification on the breach of contract and unjust enrichment claims. The court certified a class consisting of all residents of the United States and the Virgin Islands who, during the class period, paid premiums on a modal basis to NLIC for term life insurance policies issued by NLIC during the class period that provide for guaranteed maximum premiums, excluding certain specified products. Excluded from the class are NLIC; any parent, subsidiary or affiliate of NLIC; all employees, officers and directors of NLIC; and any justice, judge or magistrate judge of the State of Ohio who may hear the case. The class period is from February 10, 1990 through February 2, 2006, the date the class was certified. On January 26, 2007, the plaintiff filed a motion for summary judgment. On April 30, 2007, NLIC filed a motion for summary judgment. On February 4, 2008, the Court granted the class’s motion for summary judgment on the breach of contract claims arising from the term policies in 43 of 51 jurisdictions. The Court granted NLIC’s motion for summary judgment on the breach of contract claims on all decreasing term policies. On November 7, 2008, the case was settled.

On April 13, 2004, NLIC was named in a class action lawsuit filed in Circuit Court, Third Judicial Circuit, Madison County, Illinois, entitled Woodbury v. Nationwide Life Insurance Company. NLIC removed this case to the United States District Court for the Southern District of Illinois on June 1, 2004. On December 27, 2004, the case was transferred to the United States District Court for the District of Maryland and included in the multi-district proceeding entitled In Re Mutual Funds Investment Litigation. In response, on May 13, 2005, the plaintiff filed the first amended complaint purporting to represent, with certain exceptions, a class of all persons who held (through their ownership of an NLIC annuity or insurance product) units of any NLIC sub-account invested in mutual funds that included foreign securities in their portfolios and that experienced market timing or stale price trading activity. The first amended complaint purports to disclaim, with respect to market timing or stale price trading in NLIC’s annuities sub-accounts, any allegation based on NLIC’s untrue statement, failure to disclose any material fact, or usage of any manipulative or deceptive device or contrivance in connection with any class member’s purchases or sales of NLIC annuities or units in annuities sub-accounts. The plaintiff claims, in the alternative, that if NLIC is found with respect to market timing or stale price trading in its annuities sub-accounts, to have made any untrue statement, to have failed to disclose any material fact or to have used or employed any manipulative or deceptive device or contrivance, then the plaintiff purports to represent a class, with certain exceptions, of all persons who, prior to NLIC’s untrue statement, omission of material fact, use or employment of any manipulative or deceptive device or contrivance, held (through their ownership of an NLIC annuity or insurance product) units of any NLIC sub-account invested in mutual funds that included foreign securities in their portfolios and that experienced market timing activity. The first amended complaint alleges common law negligence and seeks to recover damages not to exceed $75,000 per plaintiff or class member, including all compensatory damages and costs. On June 1, 2006, the District Court granted NLIC’s motion to dismiss the plaintiff’s complaint. On January 30, 2009, the United States Court of Appeals for the Fourth Circuit affirmed that dismissal. NLIC continues to defend this lawsuit vigorously.

On August 15, 2001, NFS and NLIC were named in a lawsuit filed in the United States District Court for the District of Connecticut entitled Lou Haddock, as trustee of the Flyte Tool & Die, Incorporated Deferred Compensation Plan, et al v. Nationwide Financial Services, Inc. and Nationwide Life Insurance Company. Currently, the plaintiffs’ fifth amended complaint, filed March 21, 2006, purports to represent a class of qualified retirement plans under ERISA that purchased variable annuities from NLIC. The plaintiffs allege that they invested ERISA plan assets in their variable annuity contracts and that NLIC and NFS breached ERISA fiduciary duties by allegedly accepting service payments from certain mutual funds. The complaint seeks disgorgement of some or all of the payments allegedly received by NFS and NLIC, other unspecified relief for restitution, declaratory and injunctive relief, and attorneys’ fees. To date, the District Court has rejected the plaintiffs’ request for certification of the alleged class. On September 25, 2007, NFS’ and NLIC’s motion to dismiss the plaintiffs’ fifth amended complaint was denied. On October 12, 2007, NFS and NLIC filed their answer to the plaintiffs’ fifth amended complaint and amended counterclaims. On November 1, 2007, the plaintiffs filed a motion to dismiss NFS’ and NLIC’s amended counterclaims. On November 15, 2007, the plaintiffs filed a motion for class certification. On February 8, 2008, the Court denied the plaintiffs’ motion to dismiss the amended counterclaim, with the exception that it was tentatively granting the plaintiffs’ motion to dismiss with respect to NFS’ and NLIC’s claim that it could recover any “disgorgement remedy” from plan sponsors. On April 25, 2008, NFS and NLIC filed their opposition to the plaintiffs’ motion for class certification. On September 29, 2008, the plaintiffs filed their reply to NFS’ and NLIC’s opposition to class certification. The Court has set a hearing on the class certification motion for February 27, 2009. NFS and NLIC continue to defend this lawsuit vigorously.

The general distributor is not engaged in any material litigation.

Nationwide Life Insurance Company of America:
o  Nationwide Provident VLI Separate Account 1

Nationwide Life and Annuity Company of America:
o  Nationwide Provident VLI Separate Account A

                     Prospectus supplement dated May 1, 2004
--------------------------------------------------------------------------------
THIS SUPPLEMENT UPDATES CERTAIN INFORMATION CONTAINED IN YOUR PROSPECTUS. PLEASE
READ IT AND KEEP IT WITH YOUR PROSPECTUS FOR FUTURE REFERENCE.
--------------------------------------------------------------------------------

1. THE GARTMORE VARIABLE INSURANCE TRUST ("GVIT") INVESTOR DESTINATIONS FUNDS
HAVE ADDED A SHARE CLASS DESIGNATION. ALL OF THE GVIT INVESTOR DESTINATIONS
FUNDS AVAILABLE IN YOUR CONTRACT/POLICY ARE CLASS II.

2. ALL REFERENCES TO JANUS ASPEN SERIES - RISK-MANAGED LARGE CAP CORE PORTFOLIO
ARE CHANGED TO JANUS ASPEN SERIES - RISK-MANAGED CORE PORTFOLIO.

3. THE VAN ECK WORLDWIDE INSURANCE TRUST FUNDS HAVE ADDED A SHARE CLASS
DESIGNATION. ALL OF THE VAN ECK WORLDWIDE INSURANCE TRUST FUNDS AVAILABLE IN
YOUR CONTRACT/POLICY ARE INITIAL CLASS.

4. THE PROVISIONS RELATING TO TRANSFERS AMONG AND BETWEEN THE SUBACCOUNTS ARE
AMENDED TO REFLECT THE FOLLOWING:

The Contracts are not designed to support active trading strategies that require frequent movement between or among sub-accounts (sometimes referred to as
"market-timing," "short-term trading," or "disruptive trading"). We discourage
(and attempt to deter) disruptive trading in the Contracts because the frequent movement between or among Subaccounts may negatively impact other Owners.
Short-term trading can result in:

o    the dilution of the value of Owners' interests in the Portfolio;

o    Portfolio  managers  taking  actions  that  negatively  impact  performance
     (keeping a larger portion of the Portfolio's  assets in cash or liquidating investments prematurely in order to support redemption requests); and/or

o    increased administrative costs due to frequent purchases and redemptions.

To protect Owners from the negative impact of these practices, we have implemented, or we reserve the right to implement, several processes and/or restrictions aimed at eliminating the negative impact of disruptive trading strategies.

U.S. MAIL RESTRICTIONS. We monitor exchange activity in order to identify those engaged in disruptive trading practices. On a daily basis, we examine transaction reports that identify Contracts that could be engaging in harmful trading practices. A Contract will appear on these reports if the Owner (or a third party acting on their behalf) executes a certain number of transfers in a given period. We consider each telephone, fax, e-mail, or Written Request to be a single transfer, regardless of the number of Subaccounts (or the Guaranteed
Account) involved.

Our response to frequent trading activity depends on the Contract's calendar year history of transfer activity, as described in the following table:

----------------------------------------------- --------------------------------------------------------
Trading Behavior                                Our Response
----------------------------------------------- --------------------------------------------------------
----------------------------------------------- --------------------------------------------------------
6 or more transfers in one calendar quarter     We will mail a letter to the Owner notifying them that:
                                                --------------------------------------------------------
                                                (1) they have been identified as engaging in harmful
       trading practices; and

                                                (2) if their transfers exceed 11 in 2 consecutive
       calendar quarters or 20 in one calendar year, the
                                                    Owner will be limited to submitting transfer
                                                    requests via U.S. mail.
----------------------------------------------- --------------------------------------------------------
----------------------------------------------- --------------------------------------------------------
More than 11 transfers in 2 consecutive         We will automatically limit the Owner to submitting
calendar quarters          transfer requests via U.S. mail.
OR
More than 20 transfers in one calendar year
----------------------------------------------- --------------------------------------------------------

Each January 1st, we will start the monitoring anew, so that each Contract starts with 0 transfers each January 1. Transfers that were "unused" in previous calendar years may not be carried over into subsequent calendar years.

We may, at a later date, permit Owners required to submit transfer requests via
U.S. mail to submit transfer requests via the Internet and/or telephone with a one-day delay. The result of the one-day delay is that the transfer will be priced at approximately the same time as if the transfer had been submitted by
U.S. mail. Transfers submitted with a one-day delay are irrevocable.

MANAGERS OF MULTIPLE CONTRACTS. Some third-party investment advisers manage the assets of multiple policies and/or contracts pursuant to trading authority granted or conveyed by multiple Owners. We will automatically require these third-party advisers to submit all transfer requests via U.S. mail. Brokers of record who are granted authority to execute transfers in multiple policies/contracts do not fall within our definition of third-party advisers.

We may, at a later date, permit third-party advisers to submit transfer requests via the Internet and/or telephone with a one-day delay, as described above.

OTHER RESTRICTIONS. We reserve the right to refuse or limit transfer requests, or take any other action deemed necessary, in order to protect Owners,
Annuitants, and Beneficiaries from the negative investment results that may result from short-term trading or other harmful investment practices employed by some Owners (or third parties acting on their behalf).

Any restrictions that we implement will be applied consistently and uniformly.
Some transfers do NOT count as transfers for purposes of monitoring for disruptive trading.

                  NATIONWIDE LIFE INSURANCE COMPANY OF AMERICA
                   NATIONWIDE PROVIDENT VLI SEPARATE ACCOUNT 1

                 NATIONWIDE LIFE AND ANNUITY COMPANY OF AMERICA
                   NATIONWIDE PROVIDENT VLI SEPARATE ACCOUNT A

                          SUPPLEMENT DATED MAY 1, 2003
                                     TO THE
                 PROSPECTUSES DATED MAY 1, 2002 AND MAY 1, 2000
                                       FOR

   NATIONWIDE LIFE INSURANCE COMPANY OF AMERICA SPECIAL PRODUCT (WOLPER-ROSS)
       NATIONWIDE LIFE INSURANCE COMPANY OF AMERICA SURVIVOR OPTIONS PLUS
       NATIONWIDE LIFE AND ANNUITY COMPANY OF AMERICA SURVIVOR OPTIONS VL
            NATIONWIDE LIFE AND ANNUITY COMPANY OF AMERICA OPTIONS VL

This supplement describes new underlying investment options (the "New
Portfolios") to be offered as of May 1, 2003 under the variable life insurance policies noted above (the "Policies") issued by Nationwide Life Insurance
Company of America ("NLICA") and Nationwide Life and Annuity Company of America
("NLACA"). THE NEW PORTFOLIOS ARE OFFERED IN ADDITION TO THE PORTFOLIOS
CURRENTLY OFFERED THROUGH YOUR POLICY. Copies of the New Portfolios'
prospectuses accompany this supplement.

                                 NEW PORTFOLIOS

Beginning May 1, 2003, you may allocate premium payments and transfer Policy
Account Value to Subaccounts that invest in the following New Portfolios:

-  AIM VARIABLE INSURANCE FUNDS, INC. (SERIES I)
   AIM V.I. Basic Value Fund
   AIM V.I. Capital Appreciation Fund
   AIM V.I. Capital Development Fund

-  ALLIANCEBERNSTEIN VARIABLE PRODUCTS SERIES FUND, INC. (CLASS A)
   AllianceBernstein Growth & Income Portfolio
   AllianceBernstein Small Cap Value Portfolio

-  AMERICAN CENTURY(R) VARIABLE PORTFOLIOS, INC. (CLASS I)
   VP Income & Growth Fund

-  AMERICAN CENTURY(R) VARIABLE PORTFOLIOS II, INC. (CLASS II)
   VP Inflation Protection Fund

-  DREYFUS INVESTMENT PORTFOLIOS (SERVICE SHARES)
   Small Cap Stock Index Portfolio

-  DREYFUS STOCK INDEX FUND, INC. (INITIAL SHARES)
   Dreyfus Stock Index Fund, Inc.

-  DREYFUS VARIABLE INVESTMENT FUND (INITIAL SHARES)
   Developing Leaders Portfolio

-  FEDERATED INSURANCE SERIES (PRIMARY SHARES)
   American Leaders Fund II
   Capital Appreciation Fund II
   Quality Bond Fund II

-  FIDELITY VARIABLE INSURANCE PRODUCTS FUNDS
   (SERVICE CLASS)
   Mid Cap Portfolio
   Value Strategies Portfolio

-  FRANKLIN TEMPLETON VARIABLE INSURANCE PRODUCTS TRUST (CLASS 1)
   Franklin Rising Dividends Securities Fund
   Franklin Small Cap Value Securities Fund
   Templeton Foreign Securities Fund

-  GARTMORE VARIABLE INSURANCE TRUST
   Comstock GVIT Value Fund (Class IV)*
   Dreyfus GVIT International Value Fund (Class IV)*
   Dreyfus GVIT Mid Cap Index Fund (Class I)
   Federated GVIT High Income Bond Fund (Class I)
   Gartmore GVIT Emerging Markets Fund (Class I)
   Gartmore GVIT Global Financial Services Fund (Class I)
   Gartmore GVIT Global Health Sciences Fund (Class I)
   Gartmore GVIT Global Technology and Communications Fund (Class I)
   Gartmore GVIT Global Utilities Fund (Class I)
   Gartmore GVIT Government Bond Fund (Class IV)*
   Gartmore GVIT Growth Fund (Class IV)*
   Gartmore GVIT Investor Destinations Aggressive Fund
   Gartmore GVIT Investor Destinations Conservative Fund
   Gartmore GVIT Investor Destinations Moderate Fund
   Gartmore GVIT Investor Destinations Moderately Aggressive Fund
   Gartmore GVIT Investor Destinations Moderately Conservative Fund
   Gartmore GVIT Mid Cap Growth Fund (Class IV)*
   Gartmore GVIT Money Market Fund (Class IV)*
   Gartmore GVIT Nationwide(R) Fund (Class IV)*
   Gartmore GVIT US Growth Leaders Fund (Class I)
   GVIT Equity 500 Index Fund (Class IV)*
   GVIT Small Cap Growth Fund (Class I)
   GVIT Small Cap Value Fund (Class IV)*
   GVIT Small Company Fund (Class IV)*
   J.P. Morgan GVIT Balanced Fund (Class IV)*
   Van Kampen GVIT Multi Sector Bond Fund (Class I)

-  JANUS ASPEN SERIES (SERVICE SHARES)
   Balanced Portfolio
   Risk-Managed Large Cap Core Portfolio

-  MFS(R) VARIABLE INSURANCE TRUST (INITIAL CLASS)
   Investors Growth Stock Series
   Value Series

-  NEUBERGER BERMAN ADVISERS MANAGEMENT TRUST
   Fasciano Portfolio (Class S)
   Mid Cap Growth Portfolio (Class I)
   Socially Responsive Portfolio (Class I)

-  OPPENHEIMER VARIABLE ACCOUNT FUNDS (INITIAL CLASS)
   High Income Fund/VA
   Main Street(R) Small Cap Fund/VA

-  PUTNAM VARIABLE TRUST (CLASS 1B)
   Growth & Income Fund
   International Equity Fund
   Voyager Fund

-  VAN KAMPEN - THE UNIVERSAL INSTITUTIONAL FUNDS, INC. (CLASS I)
   Core Plus Fixed Income Portfolio
   Emerging Markets Debt Portfolio
   U.S. Real Estate Portfolio

*     Effective following the close of business on April 25, 2003, The Market
      Street Fund merged with and into Gartmore Variable Insurance Trust.
      Specifically:

-     The Market Street Fund All Pro Large Cap Value Portfolio merged with the
      Comstock GVIT Value Fund;

-     The Market Street Fund International Portfolio merged with the Dreyfus
      GVIT International Value Fund;

-     The Market Street Fund Bond Portfolio merged with the Gartmore GVIT
      Government Bond Fund;

-     The Market Street Fund All Pro Large Cap Growth Portfolio merged with the
      Gartmore GVIT Growth Fund;

-     The Market Street Fund Mid Cap Growth Portfolio merged with the Gartmore
      GVIT Mid Cap Growth Fund;

-     The Market Street Fund Money Market Portfolio merged with the Gartmore
      GVIT Money Market Fund;

-     The Market Street Fund All Pro Broad Equity Portfolio merged with the
      Gartmore GVIT Nationwide(R) Fund;

-     The Market Street Fund Equity 500 Index Portfolio merged with the GVIT
      Equity 500 Index Fund;

-     The Market Street Fund All Pro Small Cap Value Portfolio merged with the
      GVIT Small Cap Value Fund;

-     The Market Street Fund All Pro Small Cap Growth Portfolio merged with the
      GVIT Small Company Fund; and

-     The Market Street Fund Balanced Portfolio merged with the J.P. Morgan GVIT
      Balanced Fund.

                             NEW PORTFOLIO EXPENSES

The following table shows the fees and expenses charged by the New Portfolios for the fiscal year ended December 31, 2002. The purpose of the table is to assist you in understanding the various costs and expenses that you will bear directly and indirectly. Expenses of the New Portfolios may be higher or lower in the future. Please refer to the New Portfolios' prospectuses for more information.

ANNUAL PORTFOLIO OPERATING EXPENSES (as a percentage of average Portfolio assets):

                                                                                                                     NET
                                                                                      GROSS                         TOTAL
                                                           OTHER                      TOTAL          FEE            ANNUAL
                                                           DISTRI-                   ANNUAL         WAIVER         PORTFOLIO
                                    MANAGE                 BUTION                   PORTFOLIO       AND/OR        OPERATING
                                    -MENT       12B-1    OR SERVICE      OTHER      OPERATING      EXPENSE         EXPENSES
PORTFOLIO                            FEES       FEES      EXPENSES     EXPENSES      EXPENSES    REIMBURSEMENT   (CONTRACTUAL)
---------                            ----       ----      --------     --------      --------    -------------   -------------
AIM VARIABLE INSURANCE FUNDS,
INC. (SERIES I)

  AIM V.I. Basic Value Fund          0.73%       N/A        0.00%         0.43%        1.16%          N/A             N/A

  AIM V.I. Capital Appreciation
  Fund                               0.61%       N/A        0.00%         0.24%        0.85%          N/A             N/A

  AIM V.I. Capital Development
  Fund                               0.75%       N/A        0.00%         0.39%        1.14%          N/A             N/A

ALLIANCEBERNSTEIN VARIABLE
PRODUCTS SERIES FUND (CLASS A)

  AllianceBernstein Growth &
  Income Portfolio                   0.63%       N/A        0.00%         0.05%        0.68%          N/A             N/A

  AllianceBernstein Small Cap
  Value Portfolio(1)                 1.00%       N/A        0.00%         0.41%        1.41%         0.21%           1.20%

AMERICAN CENTURY VARIABLE
PORTFOLIOS, INC. (CLASS I)

  VP Income & Growth Fund            0.70%       N/A        0.00%         0.00%        0.70%          N/A             N/A

AMERICAN CENTURY VARIABLE
PORTFOLIOS II, INC. (CLASS II)

  VP Inflation Protection Fund       0.51%      0.25%       0.00%         0.00%        0.76%          N/A             N/A

DREYFUS INVESTMENT PORTFOLIOS
(SERVICE SHARES)

  Small Cap Stock Index
  Portfolio                          0.35%      0.25%       0.00%         0.00%        0.60%          N/A             N/A

                                                                                                                     NET
                                                                                      GROSS                         TOTAL
                                                           OTHER                      TOTAL          FEE            ANNUAL
                                                           DISTRI-                   ANNUAL         WAIVER         PORTFOLIO
                                    MANAGE                 BUTION                   PORTFOLIO       AND/OR        OPERATING
                                    -MENT       12B-1    OR SERVICE      OTHER      OPERATING      EXPENSE         EXPENSES
PORTFOLIO                            FEES       FEES      EXPENSES     EXPENSES      EXPENSES    REIMBURSEMENT   (CONTRACTUAL)
---------                            ----       ----      --------     --------      --------    -------------   -------------
DREYFUS STOCK INDEX FUND, INC.
(INITIAL SHARES)

  Dreyfus Stock Index Fund, Inc.     0.25%       N/A        0.00%         0.02%        0.27%          N/A             N/A

DREYFUS VARIABLE INVESTMENT
FUND (INITIAL SHARES)

  Developing Leaders Portfolio       0.75%       N/A        0.00%         0.06%        0.81%          N/A             N/A

FEDERATED INSURANCE SERIES
(PRIMARY SHARES)

  American Leaders Fund II(2)        0.75%       N/A        0.25%         0.13%        1.13%          N/A             N/A

  Capital Appreciation Fund II(3)    0.85%      0.25%       0.25%         3.02%        4.37%          N/A             N/A

  Quality Bond Fund II(3)            0.60%      0.25%       0.25%         0.13%        1.23%          N/A             N/A

FIDELITY VARIABLE INSURANCE
PRODUCTS FUNDS

  Mid Cap Portfolio (Service
  Class)(4)                          0.58%      0.10%       0.00%         0.12%        0.80%          N/A             N/A

  Value Strategies Portfolio
  (Service Class)(4, 5)              0.58%      0.10%       0.00%         0.84%        1.52%          N/A             N/A

FRANKLIN TEMPLETON VARIABLE
INSURANCE PRODUCTS TRUST (CLASS 1)

  Franklin Rising Dividends
  Securities Fund(6)                 0.75%       N/A        0.00%         0.02%        0.77%          N/A             N/A

  Franklin Small Cap Value
  Securities Fund(6)                 0.60%       N/A        0.00%         0.20%        0.80%          N/A             N/A

  Templeton Foreign Securities
  Fund(6)                            0.69%       N/A        0.00%         0.22%        0.91%          N/A             N/A

GARTMORE VARIABLE INSURANCE
TRUST

  Comstock GVIT Value Fund
  (Class IV)(7)                      0.80%       N/A        0.00%         0.31%        1.11%          N/A             N/A

  Dreyfus GVIT International
  Value Fund (Class IV)(7)           0.75%       N/A        0.00%         0.26%        1.01%          N/A             N/A

  Dreyfus GVIT Mid Cap Index
  Fund (Class I)                     0.50%       N/A        0.00%         0.25%        0.75%          N/A             N/A

  Federated GVIT High Income
  Bond Fund (Class I)                0.70%       N/A        0.00%         0.28%        0.98%          N/A             N/A

                                                                                                                     NET
                                                                                      GROSS                         TOTAL
                                                           OTHER                      TOTAL          FEE            ANNUAL
                                                           DISTRI-                   ANNUAL         WAIVER         PORTFOLIO
                                    MANAGE                 BUTION                   PORTFOLIO       AND/OR        OPERATING
                                    -MENT       12B-1    OR SERVICE      OTHER      OPERATING      EXPENSE         EXPENSES
PORTFOLIO                            FEES       FEES      EXPENSES     EXPENSES      EXPENSES    REIMBURSEMENT   (CONTRACTUAL)
---------                            ----       ----      --------     --------      --------    -------------   -------------
  Gartmore GVIT Emerging
  Markets Fund (Class I)             1.15%       N/A        0.00%         0.26%        1.41%          N/A             N/A

  Gartmore GVIT Global
  Financial Services Fund
  (Class I)                          1.00%       N/A        0.00%         0.40%        1.40%          N/A             N/A

  Gartmore GVIT Global Health
  Sciences Fund  (Class I)           1.00%       N/A        0.00%         0.30%        1.30%          N/A             N/A

  Gartmore GVIT Global
  Technology and Communications
  Fund (Class I)(8)                  0.98%       N/A        0.00%         0.41%        1.39%         0.01%           1.38%

  Gartmore GVIT Global
  Utilities Fund (Class I)(8)        0.80%       N/A        0.00%         0.44%        1.24%         0.04%           1.20%

  Gartmore GVIT Government Bond
  Fund (Class IV)(7)                 0.49%       N/A        0.00%         0.24%        0.73%          N/A             N/A

  Gartmore GVIT Growth Fund
  (Class IV)(7)                      0.60%       N/A        0.00%         0.25%        0.85%          N/A             N/A

  Gartmore GVIT Investor
  Destinations Aggressive Fund(9)    0.13%      0.25%       0.00%         0.18%        0.56%          N/A             N/A

  Gartmore GVIT Investor
  Destinations Conservative
  Fund(9)                            0.13%      0.25%       0.00%         0.18%        0.56%          N/A             N/A

  Gartmore GVIT Investor
  Destinations Moderate Fund(9)      0.13%      0.25%       0.00%         0.18%        0.56%          N/A             N/A

  Gartmore GVIT Investor
  Destinations Moderately
  Aggressive Fund(9)                 0.13%      0.25%       0.00%         0.18%        0.56%          N/A             N/A

  Gartmore GVIT Investor
  Destinations Moderately
  Conservative Fund(9)               0.13%      0.25%       0.00%         0.18%        0.56%          N/A             N/A

  Gartmore GVIT Mid Cap Growth
  Fund (Class IV)(7, 10)             0.75%       N/A        0.00%         0.26%        1.01%         0.06%           0.95%

  Gartmore GVIT Money Market
  Fund (Class IV)(7)                 0.38%       N/A        0.00%         0.24%        0.62%          N/A             N/A

  Gartmore GVIT Nationwide(R)
  Fund (Class IV)(7)                 0.59%       N/A        0.00%         0.25%        0.84%          N/A             N/A

                                                                                                                     NET
                                                                                      GROSS                         TOTAL
                                                           OTHER                      TOTAL          FEE            ANNUAL
                                                           DISTRI-                   ANNUAL         WAIVER         PORTFOLIO
                                    MANAGE                 BUTION                   PORTFOLIO       AND/OR        OPERATING
                                    -MENT       12B-1    OR SERVICE      OTHER      OPERATING      EXPENSE         EXPENSES
PORTFOLIO                            FEES       FEES      EXPENSES     EXPENSES      EXPENSES    REIMBURSEMENT   (CONTRACTUAL)
---------                            ----       ----      --------     --------      --------    -------------   -------------
  Gartmore GVIT US Growth
  Leaders Fund (Class I)             0.90%       N/A        0.00%         0.28%        1.18%          N/A             N/A

  GVIT Equity 500 Index Fund
  (Class IV)(7,11)                   0.24%       N/A        0.00%         0.22%        0.46%         0.18%           0.28%

  GVIT Small Cap Growth Fund
  (Class I)                          1.10%       N/A        0.00%         0.25%        1.35%          N/A             N/A

  GVIT Small Cap Value Fund
  (Class IV)(7)                      0.87%       N/A        0.00%         0.24%        1.11%          N/A             N/A

  GVIT Small Company Fund
  (Class IV)(7)                      0.93%       N/A        0.00%         0.25%        1.18%          N/A             N/A

  J.P. Morgan GVIT Balanced
  Fund (Class IV)(7)                 0.73%       N/A        0.00%         0.27%        1.00%          N/A             N/A

  Van Kampen GVIT Multi Sector
  Bond Fund (Class I)                0.75%       N/A        0.00%         0.27%        1.02%          N/A             N/A

JANUS ASPEN SERIES (SERVICE
SHARES)

  Balanced Portfolio                 0.65%      0.25%       0.00%         0.02%        0.92%          N/A             N/A

  Risk-Managed Large Cap Core
  Portfolio(12)                      0.65%      0.25%       0.00%         0.44%        1.34%          N/A             N/A

MFS(R) VARIABLE INSURANCE TRUST
(INITIAL CLASS)

  Investors Growth Stock
  Series(13)                         0.75%       N/A        0.00%         0.13%        0.88%          N/A             N/A

  Value Series(14)                   0.75%       N/A        0.00%         2.19%        2.94%         2.04%           0.90%

NEUBERGER BERMAN ADVISERS
MANAGEMENT TRUST

  Fasciano Portfolio (Class S)(15)   1.15%      0.25%       0.00%         0.50%        1.90%         0.50%           1.40%

  Mid Cap Growth Portfolio
  (Class I)                          0.84%       N/A        0.00%         0.11%        0.95%          N/A             N/A

  Socially Responsive Portfolio
  (Class I)(15)                      0.85%       N/A        0.00%         2.02%        2.87%         1.36%           1.51%

OPPENHEIMER VARIABLE ACCOUNT
FUNDS (INITIAL CLASS)

  High Income Fund/VA                0.74%       N/A        0.00%         0.03%        0.77%          N/A             N/A

  Main Street(R) Small Cap
  Fund/VA                            0.75%       N/A        0.00%         0.25%        1.00%          N/A             N/A

                                                                                                                     NET
                                                                                      GROSS                         TOTAL
                                                           OTHER                      TOTAL          FEE            ANNUAL
                                                           DISTRI-                   ANNUAL         WAIVER         PORTFOLIO
                                    MANAGE                 BUTION                   PORTFOLIO       AND/OR        OPERATING
                                    -MENT       12B-1    OR SERVICE      OTHER      OPERATING      EXPENSE         EXPENSES
PORTFOLIO                            FEES       FEES      EXPENSES     EXPENSES      EXPENSES    REIMBURSEMENT   (CONTRACTUAL)
---------                            ----       ----      --------     --------      --------    -------------   -------------
PUTNAM VARIABLE TRUST (CLASS 1B)

  Growth & Income Fund               0.48%      0.25%       0.00%         0.04%        0.77%          N/A             N/A

  International Equity Fund          0.77%      0.25%       0.00%         0.22%        1.24%          N/A             N/A

  Voyager Fund                       0.54%      0.25%       0.00%         0.06%        0.85%          N/A             N/A

VAN KAMPEN - THE UNIVERSAL
INSTITUTIONAL FUNDS, INC.
(CLASS 1)

  Core Plus Fixed Income
  Portfolio(16)                      0.40%       N/A        0.00%         0.33%        0.73%          N/A             N/A

  Emerging Markets Debt
  Portfolio(16)                      0.80%       N/A        0.00%         0.42%        1.22%          N/A             N/A

  U.S. Real Estate Portfolio(16)     0.80%       N/A        0.00%         0.32%        1.12%          N/A             N/A

 (1) The investment adviser has contractually agreed to waive its management fees and/or to bear expenses of the AllianceBernstein Small Cap Value Portfolio to
the extent necessary to prevent Total Annual Portfolio Operating Expenses from exceeding 1.20%. This agreement will continue until at least May 1, 2004.

(2) The shareholder services provider for the Federated American Leaders Fund II voluntarily agreed to waive the shareholder services fee. After taking into account this voluntary waiver, Total Annual Portfolio Operating Expenses were
0.88% during 2002. The shareholder services provider can terminate this voluntary waiver at any time, although the provider has no intention of assessing a shareholder services fee during the fiscal year ending December 31,
2003.

(3) The adviser, distributor, and shareholder services provider for the
Federated Capital Appreciation Fund II and the Federated Quality Bond Fund II
voluntarily agreed to waive part or all of the management fee, 12b-1 fee, shareholder services fee, and/or Other Expenses. After taking into account these voluntary waivers, the Total Annual Portfolio Operating Expenses for the
Federated Capital Appreciation Fund II and the Federated Quality Bond Fund II
were 0.90% and 0.70%, respectively, during 2002. These voluntary arrangements can be terminated at any time, although neither the distributor nor the shareholder services provider intend to assess a 12b-1 fee or shareholder services fee during the fiscal year ending December 31, 2003.

(4) Actual annual class operating expenses were lower because a portion of the brokerage commissions that the Portfolio paid was used to reduce the Portfolio's expenses. In addition, through arrangements with the Portfolio's custodian, credits realized as a result of uninvested cash balances are used to reduce a portion of the Portfolio's custodian expenses. After taking into account these voluntary offsets, Total Annual Portfolio Operating Expenses for the Fidelity
VIP Mid Cap Portfolio and the Fidelity VIP Value Strategies Portfolio were 0.73%
and 1.05%, respectively, during 2002. These offsets may be discontinued at any time.

(5) The manager for the Fidelity VIP Value Strategies Portfolio has voluntarily agreed to reimburse the Portfolio to the extent that Total Annual Portfolio
Operating Expenses (excluding interest, taxes, certain securities lending costs, brokerage commissions, and extraordinary expenses) exceed 1.10%. After taking into account this voluntary arrangement (as well as the voluntary offset arrangement described in Footnote 4), Total Annual Portfolio Operating Expenses
for the Portfolio were 1.05% during 2002. This arrangement can be discontinued
at any time.

(6) The adviser for the Franklin Templeton Variable Investment Products Trust
voluntarily agreed to waive a portion of its management fee for the year ending
December 31, 2002. After taking into account this voluntary waiver, the Total
Annual Portfolio Operating Expenses for the Franklin Rising Dividends Securities
Portfolio, Franklin Small Cap Value Securities Portfolio, and Templeton Foreign
Securities Portfolio were 0.76%, 0.77%, 0.90%, respectively, during 2002. This waiver arrangement can be terminated at any time.

(7) Effective following the close of business on April 25, 2003, The Market
Street Fund merged with and into Gartmore Variable Insurance Trust.
Specifically: (a) The Market Street Fund All Pro Large Cap Value Portfolio
merged with the Comstock GVIT Value Fund; (b) The Market Street Fund
International Portfolio merged with the Dreyfus GVIT International Value Fund;
(c) The Market Street Fund Bond Portfolio merged with the Gartmore GVIT
Government Bond Fund; (d) The Market Street Fund All Pro Large Cap Growth
Portfolio merged with the Gartmore GVIT Growth Fund; (e) The Market Street Fund
Mid Cap Growth Portfolio merged with the Gartmore GVIT Mid Cap Growth Fund; (f)
The Market Street Fund Money Market Portfolio merged with the Gartmore GVIT
Money Market Fund; (g) The Market Street Fund All Pro Broad Equity Portfolio
merged with the Gartmore GVIT Nationwide(R) Fund; (h) The Market Street Fund
Equity 500 Index Portfolio merged with the GVIT Equity 500 Index Fund; (i) The
Market Street Fund All Pro Small Cap Value Portfolio merged with the GVIT Small
Cap Value Fund; (j) The Market Street Fund All Pro Small Cap Growth Portfolio
merged with the GVIT Small Company Fund; and (k) The Market Street Fund Balanced
Portfolio merged with the J.P. Morgan GVIT Balanced Fund.

In addition, because the Dreyfus GVIT International Value Fund, the Gartmore
GVIT Mid Cap Growth Fund, and the GVIT Equity 500 Index Fund were not operational as of December 31, 2002, the fees and expenses shown are estimated and/or anticipated.

(8) The adviser has contractually agreed to reduce the management expenses of the Gartmore GVIT Global Technology and Communications Fund and the Gartmore
GVIT Global Utilities Fund to 0.97% and 0.76%, respectively, through April 30,
2004.

(9) The Gartmore GVIT Investor Destinations Aggressive Fund, Gartmore GVIT
Investor Destinations Conservative Fund, Gartmore GVIT Investor Destinations
Moderate Fund, Gartmore GVIT Investor Destinations Moderately Aggressive Fund,
and Gartmore GVIT Investor Destinations Moderately Conservative Fund (the
"Gartmore GVIT Investor Destinations Portfolios") are each an asset-allocation
"fund of funds" that typically allocate its assets, within predetermined percentage ranges, among portfolios of certain mutual fund companies (the
"Underlying Funds"). Each Gartmore GVIT Investor Destinations Portfolio has its
own set of operating expenses, as does each of the Underlying Funds in which it invests. If you choose to invest in one of the Gartmore GVIT Investor
Destinations Portfolios, you will be responsible for the indirect expenses of the applicable Gartmore GVIT Investor Destinations Portfolio as well as those of its Underlying Funds. Each Gartmore GVIT Investor Destinations Portfolio
indirectly bears a proportionate share of the applicable expenses of the
Underlying Funds (including management fees) and is a shareholder of the
Underlying Funds. The Underlying Funds' fees are in addition to the fees and expenses described in the fee table above for each Gartmore GVIT Investor
Destinations Portfolio, and may change from time to time. Depending on which
Underlying Funds are held by a Gartmore GVIT Investor Destinations Portfolio and in what proportion, the fees will vary over time. However, in order to give you an idea of what the fees for the Underlying Funds might be, the following is a calculation of each Gartmore GVIT Investor Destinations Portfolio's combined average expense ratio, using the expense ratios (after fee waivers and reimbursements) of the Underlying Funds as of December 31, 2002, and each
Gartmore GVIT Investor Destinations Portfolio's target allocation. Each of the
Gartmore GVIT Investor Destinations Portfolio's actual expenses may be higher or lower as a result of changes in the allocation of the Portfolio's assets among the Underlying Funds, as well as changes in the expenses of the Underlying Funds and in each of the Gartmore GVIT Investor Destinations Portfolios. Based on
these hypothetical assumptions, the combined average expense ratio for the
Underlying Funds which would have been borne indirectly by each of the Gartmore
GVIT Investor Destinations Portfolios would have been the following:

       Gartmore GVIT Investor Destinations Aggressive Fund                0.29%
       Gartmore GVIT Investor Destinations Conservative Fund              0.28%
       Gartmore GVIT Investor Destinations Moderate Fund                  0.28%
       Gartmore GVIT Investor Destinations Moderately Aggressive Fund     0.29%
       Gartmore GVIT Investor Destinations Moderately Conservative Fund   0.28%

Expenses will differ when a Gartmore GVIT Investor Destinations Portfolio's allocation moves from its target allocation.

(10) The adviser has contractually agreed to reduce its management fee for the
Gartmore GVIT Mid Cap Growth Fund to the extent that Total Annual Portfolio
Expenses exceed 0.95%. This agreement will continue until at least October 1,
2004.

(11) The adviser has contractually agreed to reduce its management fee for the
GVIT Equity 500 Index Fund to the extent Total Annual Portfolio Expenses exceed
0.28%. This agreement will continue until at least October 1, 2004.

(12) Because the Janus Risk-Managed Large Cap Core Portfolio was not operational as of December 31, 2002, Other Expenses are based upon estimated expenses the
Portfolio expects to incur during its initial fiscal year.

(13) The MFS Investors Growth Stock Series has a voluntary expense offset arrangement that can be terminated at any time that reduces the custodian fee based upon the amount of cash maintained by the Portfolio with its custodian and dividend disbursing agent. The Portfolio may enter into other such arrangements and directed brokerage arrangements, which would also have the effect of reducing the Portfolio's expenses. After taking into account these arrangements, the Total Annual Portfolio Operating Expenses for the MFS Investors Growth Stock
Series would have been 0.87% during 2002.

(14) The MFS Value Series has a voluntary expense offset arrangement that can be terminated at any time that reduces the custodian fee based upon the amount of cash maintained by the Portfolio with its custodian and dividend disbursing agent. In addition, the adviser has contractually agreed, subject to reimbursement, to bear the MFS Value Series' expenses such that Other Expenses
(after taking into account the expense offset and brokerage arrangements) do not exceed 0.15% annually. This agreement will continue until at least May 1, 2004.

(15) The adviser to the AMT Fasciano Portfolio and the AMT Socially Responsive
Portfolio has contractually agreed to waive and/or reimburse certain operating expenses, including the compensation of the adviser and excluding taxes, interest, extraordinary expenses, brokerage commissions, and transaction costs, such that Total Annual Portfolio Operating Expenses do not exceed 1.40% and
1.50%, respectively. Any excess expenses can be repaid to the adviser within three years of the year incurred, provided such recoupment would not cause each
Portfolio to exceed its contractual expense limitation. This arrangement is in effect until December 31, 2006. Moreover, the adviser has voluntarily agreed to waive fees and/or reimburse certain operating expenses of the AMT Socially
Responsive Portfolio to the extent the Portfolio's Total Annual Portfolio
Operating Expenses exceed 1.30%, excluding taxes, interest, extraordinary expenses, brokerage commissions, and transaction costs. After taking into account this arrangement, the Portfolio's Total Annual Portfolio Operating
Expenses were 1.31% during 2002. This arrangement can be terminated at any time.
In addition, as the AMT Fasciano Portfolio began operations after January 1,
2002, expenses in the table are annualized.

(16) The adviser has voluntarily agreed to reduce its management fee for the Van
Kampen UIF Core Plus Fixed Income Portfolio and Van Kampen UIF U.S. Real Estate
Portfolio. After taking into account these voluntary arrangements, Total Annual
Portfolio Operating Expenses for the Van Kampen UIF Core Plus Fixed Income
Portfolio and Van Kampen UIF U.S. Real Estate Portfolio were 0.70% and 1.10%, respectively, during 2002. These voluntary arrangements may be discontinued at any time.

The fee and expense information regarding the New Portfolios was provided by those Portfolios. The Gartmore Variable Insurance Trust is affiliated with
NLICA and NLACA.  The AIM Variable Insurance Funds, Inc.; AllianceBernstein
Variable Products Series Fund, Inc.; American Century(R) Variable Portfolios,
Inc.; American Century(R) Variable Portfolios II, Inc.; Dreyfus Investment
Portfolios; Dreyfus Stock Index Fund, Inc.; Dreyfus Variable Investment Fund;
Federated Insurance Series; Fidelity Variable Insurance Products Funds;
Franklin Templeton Variable Insurance Products Trust; Janus Aspen Series;
MFS(R) Variable Insurance Trust; Neuberger Berman Advisers Management Trust;
Oppenheimer Variable Account Funds; Putnam Variable Trust; and Van Kampen -
The Universal Institutional Funds, Inc. are not affiliated with NLICA or
NLACA.

                    THE NEW PORTFOLIOS' INVESTMENT OBJECTIVES
                             AND INVESTMENT ADVISERS

The following table summarizes each New Portfolio's investment objective(s) and identifies its investment adviser (and subadviser, if applicable). THERE IS NO
ASSURANCE THAT ANY OF THE NEW PORTFOLIOS WILL ACHIEVE ITS STATED OBJECTIVE(S).
You can find more detailed information about the New Portfolios, including a description of risks and expenses, in the prospectuses for the New Portfolios that accompany this supplement. You should read these prospectuses carefully and keep them for future reference.

                  PORTFOLIO                                  INVESTMENT OBJECTIVE AND INVESTMENT ADVISER
                  ---------                                  -------------------------------------------
AIM V.I. BASIC VALUE FUND (SERIES I)            - Seeks long-term growth of capital.  Investment adviser is
                                                A I M Advisors, Inc.

AIM V.I. CAPITAL APPRECIATION FUND (SERIES I)   - Seeks growth of capital.  Investment adviser is A I M
                                                Advisors, Inc.

AIM V.I. CAPITAL DEVELOPMENT FUND (SERIES I)    - Seeks long-term capital growth.  Investment adviser is A I M
                                                Advisors, Inc.

ALLIANCEBERNSTEIN V.P. GROWTH & INCOME          - Seeks current income and capital appreciation.  Investment
PORTFOLIO (CLASS A)                             adviser is Alliance Capital Management L.P.

ALLIANCEBERNSTEIN V.P. SMALL CAP VALUE          - Seeks long-term growth of capital.  Investment adviser is
PORTFOLIO (CLASS A)                             Alliance Capital Management L.P.

AMERICAN CENTURY(R) VARIABLE PORTFOLIOS, INC.   - Seeks capital growth with income as a secondary objective.
VP INCOME & GROWTH FUND (CLASS I)               Investment adviser is American Century Investment Management, Inc.

AMERICAN CENTURY(R) VARIABLE PORTFOLIOS II,     - Seeks long-term total return using a strategy that seeks to
INC. VP INFLATION PROTECTION FUND (CLASS II)    protect against U.S. inflation.  Investment adviser is American
                                                Century Investment Management, Inc.

DREYFUS INVESTMENT PORTFOLIOS SMALL CAP STOCK   - Seeks to match the performance of the S&P SmallCap 600
INDEX PORTFOLIO (SERVICE SHARES)                Index.  Investment adviser is The Dreyfus Corporation.

DREYFUS STOCK INDEX FUND, INC. (INITIAL         - Seeks to match the total return of the S&P 500 Composite
SHARES)                                         Stock Price Index.  Investment adviser is The Dreyfus Corporation.

DREYFUS VIF DEVELOPING LEADERS PORTFOLIO        - Seeks to maximize capital appreciation.  Investment adviser
(INITIAL SHARES)                                is The Dreyfus Corporation.

FEDERATED AMERICAN LEADERS FUND II (PRIMARY     - Seeks long-term growth of capital.  Investment adviser is
SHARES)                                         Federated Investment Management Company.

FEDERATED CAPITAL APPRECIATION FUND II          - Seeks capital appreciation.  Investment adviser is
(PRIMARY SHARES)                                Federated Investment Management Company.

FEDERATED QUALITY BOND FUND II (PRIMARY         - Seeks current income.  Investment adviser is Federated
SHARES)                                         Investment Management Company.

FIDELITY VIP MID CAP PORTFOLIO (SERVICE CLASS)  - Seeks long-term growth of capital.  Investment adviser is
                                                Fidelity Management & Research Company.

FIDELITY VIP VALUE STRATEGIES PORTFOLIO         - Seeks capital appreciation.  Investment adviser is Fidelity
(SERVICE CLASS)                                 Management & Research Company.

FRANKLIN RISING DIVIDENDS SECURITIES FUND       - Seeks long-term capital appreciation.  Preservation of
(CLASS 1)                                       capital, while not a goal, is also an important consideration.
                                                Investment adviser is Franklin Advisory Services, LLC.

FRANKLIN SMALL CAP VALUE SECURITIES FUND        - Seeks long-term total return.  Investment adviser is
(CLASS 1)                                       Franklin Advisory Services, LLC.

TEMPLETON FOREIGN SECURITIES FUND (CLASS 1)     - Seeks long-term capital growth.  Investment adviser is
                                                Templeton Investment Counsel, LLC.

COMSTOCK GVIT VALUE FUND (CLASS IV)*            - Seeks capital growth and income.  Investment adviser is
                                                Gartmore Mutual Fund Capital Trust; subadviser is Van Kampen Asset
                                                Management Inc.

DREYFUS GVIT INTERNATIONAL VALUE FUND (CLASS    - Seeks long-term capital growth.  Investment adviser is
IV)*                                            Gartmore Mutual Fund Capital Trust; subadviser is The Dreyfus
                                                Corporation.

DREYFUS GVIT MID CAP INDEX FUND (CLASS I)       - Seeks capital appreciation.  Investment adviser is Gartmore
                                                Mutual Fund Capital Trust; subadviser is The Dreyfus Corporation.

FEDERATED GVIT HIGH INCOME BOND FUND (CLASS I)  - Seeks high current income.  Investment adviser is Gartmore
                                                Mutual Fund Capital Trust; subadviser is Federated Investment
                                                Counseling.

GARTMORE GVIT EMERGING MARKETS FUND (CLASS I)   - Seeks long-term capital growth.  Investment adviser is
                                                Gartmore Global Asset Management Trust; subadviser  is Gartmore
                                                Global Partners.

GARTMORE GVIT GLOBAL FINANCIAL SERVICES FUND    - Seeks long-term capital growth.  Investment adviser is
(CLASS I)                                       Gartmore Global Asset Management Trust; subadviser  is Gartmore
                                                Global Partners.

GARTMORE GVIT GLOBAL HEALTH SCIENCES FUND       - Seeks long-term capital appreciation.  Investment adviser
(CLASS I)                                       is Gartmore Mutual Fund Capital Trust.

GARTMORE GVIT GLOBAL TECHNOLOGY AND             - Seeks long-term capital appreciation.  Investment adviser
COMMUNICATIONS FUND (CLASS I)                   is Gartmore Mutual Fund Capital Trust.

GARTMORE GVIT GLOBAL UTILITIES FUND (CLASS I)   - Seeks long-term capital growth.  Investment adviser is
                                                Gartmore Global Asset Management Trust; subadviser is Gartmore
                                                Global Partners.

GARTMORE GVIT GOVERNMENT BOND FUND (CLASS IV)*  - Seeks a high level of income.  Investment adviser is
                                                Gartmore Mutual Fund Capital Trust.

GARTMORE GVIT GROWTH FUND (CLASS IV)*           - Seeks long-term capital appreciation.  Investment adviser is Gartmore Mutual Fund Capital Trust.

GARTMORE GVIT INVESTOR DESTINATIONS             - Seeks growth of capital.  Investment adviser is Gartmore
AGGRESSIVE FUND                                 Mutual Fund Capital Trust.

GARTMORE GVIT INVESTOR DESTINATIONS             - Seeks income and long-term growth of capital.  Investment
CONSERVATIVE FUND                               adviser is Gartmore Mutual Fund Capital Trust.

GARTMORE GVIT INVESTOR DESTINATIONS MODERATE    - Seeks growth of capital and income.  Investment adviser is
FUND                                            Gartmore Mutual Fund Capital Trust.

GARTMORE GVIT INVESTOR DESTINATIONS             - Seeks growth of capital.  Investment adviser is Gartmore
MODERATELY AGGRESSIVE FUND                      Mutual Fund Capital Trust.

GARTMORE GVIT INVESTOR DESTINATIONS             - Seeks income and long-term growth of capital.  Investment
MODERATELY CONSERVATIVE FUND                    adviser is Gartmore Mutual Fund Capital Trust.

GARTMORE GVIT MID CAP GROWTH FUND (CLASS IV)*   - Seeks capital growth.  Investment adviser is Gartmore
                                                Mutual Fund Capital Trust.

GARTMORE GVIT MONEY MARKET FUND (CLASS IV)*     - Seeks a high level of current income.  Investment adviser is Gartmore Mutual Fund Capital Trust.

GARTMORE GVIT NATIONWIDE(R) FUND (CLASS IV)*    - Seeks capital appreciation.  Investment adviser is Gartmore
                                                Mutual Fund Capital Trust.

GARTMORE GVIT US GROWTH LEADERS FUND (CLASS I)  - Seeks long-term capital growth.  Investment adviser is
                                                Gartmore Mutual Fund Capital Trust.

GVIT EQUITY 500 INDEX FUND (CLASS IV)*          - Seeks long-term capital appreciation.  Investment adviser is Gartmore Mutual Fund Capital Trust; subadviser is SSgA Funds
                                                Management, Inc.

GVIT SMALL CAP GROWTH FUND (CLASS I)            - Seeks capital growth.  Investment adviser is Gartmore
                                                Mutual Fund Capital Trust; subadvisers are Neuberger Berman
                                                Management Inc. and Waddell & Reed Investment Management Company.

GVIT SMALL CAP VALUE FUND (CLASS IV)*           - Seeks capital appreciation.  Investment adviser is Gartmore
                                                Mutual Fund Capital Trust; subadviser is The Dreyfus Corporation.

GVIT SMALL COMPANY FUND (CLASS IV)*             - Seeks long-term capital growth.  Investment adviser is
                                                Gartmore Mutual Fund Capital Trust; subadvisers are The Dreyfus
                                                Corporation, Gartmore Global Partners, Neuberger Berman, LLC, Strong
                                                Capital Management, Inc., and Waddell & Reed Investment Management
                                                Company.

J.P. MORGAN GVIT BALANCED FUND (CLASS IV)*      - Seeks high total return.  Investment adviser is Gartmore
                                                Mutual Fund Capital Trust; subadviser is J.P. Morgan Investment
                                                Management, Inc.

VAN KAMPEN GVIT MULTI SECTOR BOND FUND (CLASS   -  Seeks above average total return.  Investment adviser is
I)                                              Gartmore Mutual Fund Capital Trust; subadviser is Morgan Stanley
                                                Investment Management Inc., doing business as Van Kampen.

JANUS BALANCED PORTFOLIO (SERVICE SHARES)       - Seeks long-term capital growth, consistent with preservation of capital and balanced by current income.  Investment adviser is
                                                Janus Capital.

JANUS RISK-MANAGED LARGE CAP CORE PORTFOLIO     - Seeks long-term growth of capital.  Investment adviser is
(SERVICE SHARES)                                Janus Capital; subadviser is Enhanced Investment Technologies, LLC.

MFS(R) VIT INVESTORS GROWTH STOCK SERIES        -  Seeks long-term capital growth and future income.
(INITIAL CLASS)                                 Investment adviser is MFS(R) Investment Management.

MFS(R) VIT VALUE SERIES (INITIAL CLASS)         - Seeks capital appreciation and reasonable income.
                                                Investment adviser is MFS(R) Investment Management.

NEUBERGER BERMAN FASCIANO PORTFOLIO (CLASS S)   - Seeks long-term capital growth.  Investment adviser is
                                                Neuberger Berman Management Inc.; subadviser is Neuberger Berman,
                                                LLC.

NEUBERGER BERMAN MID CAP GROWTH PORTFOLIO       - Seeks growth of capital.  Investment adviser is Neuberger
(CLASS I)                                       Berman Management Inc.; subadviser is Neuberger Berman, LLC.

NEUBERGER BERMAN SOCIALLY RESPONSIVE            - Seeks long-term growth of capital by investing primarily in
PORTFOLIO (CLASS I)                             securities of companies that meet the Portfolio's financial criteria and social policy.  Investment adviser is Neuberger Berman
                                                Management Inc.; subadviser is Neuberger Berman, LLC.

OPPENHEIMER HIGH INCOME FUND/VA (INITIAL        - Seeks a high level of current income from investment in
CLASS)                                          high-yield fixed-income securities.  Investment adviser is
                                                OppenheimerFunds, Inc.

OPPENHEIMER MAIN STREET(R) SMALL CAP FUND/VA    - Seeks capital appreciation.  Investment adviser is
(INITIAL CLASS)                                 OppenheimerFunds, Inc.

PUTNAM VT GROWTH & INCOME FUND (CLASS 1B)       - Seeks capital growth and current income.  Investment
                                                adviser is Putnam Management.

PUTNAM VT INTERNATIONAL EQUITY FUND (CLASS 1B)  - Seeks capital appreciation.  Investment adviser is Putnam
                                                Management.

PUTNAM VT VOYAGER FUND (CLASS 1B)               - Seeks long-term capital appreciation.  Investment adviser is Putnam Management.

VAN KAMPEN UIF CORE PLUS FIXED INCOME           - Seeks above-average total return over a market cycle of
PORTFOLIO (CLASS I)                             three to five years by investing primarily in a diversified portfolio of fixed income securities.  Investment adviser is Morgan
                                                Stanley Investment Management Inc., doing business as Van Kampen.

VAN KAMPEN UIF EMERGING MARKETS DEBT            - Seeks high total return by investing primarily in fixed
PORTFOLIO (CLASS I)                             income securities of government and government-related issuers and, to a lesser extent, of corporate issuers in emerging market countries.  Investment adviser is Morgan Stanley Investment
                                                Management Inc., doing business as Van Kampen.

VAN KAMPEN UIF U.S. REAL ESTATE PORTFOLIO       - Seeks to provide above average current income and long-term
(CLASS I)                                       capital appreciation by investing primarily in equity securities of companies in the U.S. real estate industry, including real estate investment trusts.  Investment adviser is Morgan Stanley Investment
                                                Management Inc., doing business as Van Kampen.

*     Effective following the close of business on April 25, 2003, The Market
      Street Fund merged with and into Gartmore Variable Insurance Trust.
      Specifically:

      -     The Market Street Fund All Pro Large Cap Value Portfolio merged with the Comstock GVIT Value Fund;

      -     The Market Street Fund International Portfolio merged with the
            Dreyfus GVIT International Value Fund;

      -     The Market Street Fund Bond Portfolio merged with the Gartmore GVIT
            Government Bond Fund;

      -     The Market Street Fund All Pro Large Cap Growth Portfolio merged with the Gartmore GVIT Growth Fund;

      -     The Market Street Fund Mid Cap Growth Portfolio merged with the
            Gartmore GVIT Mid Cap Growth Fund;

      -     The Market Street Fund Money Market Portfolio merged with the
            Gartmore GVIT Money Market Fund;

      -     The Market Street Fund All Pro Broad Equity Portfolio merged with the Gartmore GVIT Nationwide(R) Fund;

      -     The Market Street Fund Equity 500 Index Portfolio merged with the
            GVIT Equity 500 Index Fund;

      -     The Market Street Fund All Pro Small Cap Value Portfolio merged with the GVIT Small Cap Value Fund;

      -     The Market Street Fund All Pro Small Cap Growth Portfolio merged with the GVIT Small Company Fund; and

      -     The Market Street Fund Balanced Portfolio merged with the J.P.
            Morgan GVIT Balanced Fund.

                                  ILLUSTRATIONS

The hypothetical illustrations that are set forth in your Policy prospectus do not reflect the expenses of the New Portfolios. Please contact our Service
Center if you would like to receive illustrations of Policy Account Value that reflect average Portfolio expenses for all Subaccounts available under the
Policies on or after May 1, 2003.

                                    * * *

If you have any questions about the New Portfolios, please contact our Service
Center by calling (800) 688-5177 or write to us at 300 Continental Drive,
Newark, Delaware 19713. Please retain this supplement with your Policy prospectus for future reference.

                     PROVIDENT MUTUAL LIFE INSURANCE COMPANY
               PROVIDENT MUTUAL VARIABLE ANNUITY SEPARATE ACCOUNT
                 PROVIDENT MUTUAL VARIABLE LIFE SEPARATE ACCOUNT

               PROVIDENTMUTUAL LIFE AND ANNUITY COMPANY OF AMERICA
                PROVIDENTMUTUAL VARIABLE ANNUITY SEPARATE ACCOUNT
                 PROVIDENTMUTUAL VARIABLE LIFE SEPARATE ACCOUNT

                     SUPPLEMENT DATED OCTOBER 1, 2002 TO THE
                  PROSPECTUSES DATED MAY 1, 2002, MAY 1, 2001,
                   MAY 1, 2000, MAY 1, 1994, AND MAY 1, 1988

This supplement provides updated information concerning recent developments affecting Provident Mutual Life Insurance Company ("Provident Mutual") and
Providentmutual Life and Annuity Company of America ("PLACA").

On October 1, 2002, Provident Mutual converted from a mutual insurance company to a stock insurance company and became a wholly-owned subsidiary of Nationwide
Financial Services, Inc. ("Nationwide Financial"), pursuant to the terms of the sponsored demutualization described in your Prospectus. The sponsored demutualization has not, in any way, changed your Policy or Contract premiums or reduced your Policy or Contract benefits.

AS A RESULT OF THE SPONSORED DEMUTUALIZATION, PROVIDENT MUTUAL HAS BEEN RENAMED
"NATIONWIDE LIFE INSURANCE COMPANY OF AMERICA," AND PLACA HAS BEEN RENAMED
"NATIONWIDE LIFE AND ANNUITY COMPANY OF AMERICA." Any reference in your
Prospectus to Provident Mutual and/or PLACA will now be referring to "Nationwide
Life Insurance Company of America" and/or "Nationwide Life and Annuity Company
of America," respectively.

Further, the Provident Mutual and PLACA separate accounts have been renamed as follows:

     -    The Provident Mutual Variable Annuity Separate Account is now the
          "NATIONWIDE PROVIDENT VA SEPARATE ACCOUNT 1."

     -    The Provident Mutual Variable Life Separate Account is now the
          "NATIONWIDE PROVIDENT VLI SEPARATE ACCOUNT 1."

     -    The Providentmutual Variable Annuity Separate Account is now the
          "NATIONWIDE PROVIDENT VA SEPARATE ACCOUNT A."

     -    The Providentmutual Variable Life Separate Account is now the
          "NATIONWIDE PROVIDENT VLI SEPARATE ACCOUNT A."

As described in your Prospectus, owners of policies or contracts of Provident
Mutual that were in force on December 14, 2001 (the date of adoption of the plan of conversion) are generally eligible for consideration in the demutualization.
Eligible members of Provident Mutual will receive either Nationwide Financial stock or, subject to certain limits, cash in the merger. Eligible members who, because of certain tax attributes of their policies, cannot receive stock or cash will receive policy credits in the conversion. A package of materials providing more detail about these benefits was mailed to eligible members of
Provident Mutual beginning on or about August 10, 2002.

Under Pennsylvania law, owners of policies or contracts issued by PLACA are not eligible to receive consideration in the demutualization.

RESTATEMENT OF EXPENSES FOR THE MARKET STREET FUND PORTFOLIOS

Certain fees and expenses in the fee table for the Market Street Fund portfolios have been restated as of October 1, 2002 to reflect new administrative services and other agreements.

RESTATED ANNUAL PORTFOLIO OPERATING EXPENSES FOR THE MARKET STREET FUND
PORTFOLIOS FOR THE PERIOD ENDING DECEMBER 31, 2001 (AS A PERCENTAGE OF AVERAGE
PORTFOLIO ASSETS):
                                                                                                        NET TOTAL
                                                                                      GROSS TOTAL        ANNUAL
                  PORTFOLIO                     MANAGEMENT FEES    OTHER EXPENSES   ANNUAL EXPENSES    EXPENSES(2)
                  ---------                     ---------------    --------------   ---------------    -----------
MARKET STREET FUND(1)
    All Pro Broad Equity Portfolio                   0.74%              0.31%            1.05%            0.90%
    All Pro Large Cap Growth Portfolio               0.70%              0.31%            1.01%            0.90%
    All Pro Large Cap Value Portfolio                0.70%              0.31%            1.01%            0.90%
    All Pro Small Cap Growth Portfolio               0.90%              0.31%            1.21%            1.10%
    All Pro Small Cap Value Portfolio                0.90%              0.29%            1.19%            1.10%
    Equity 500 Index Portfolio                       0.24%              0.27%            0.51%            0.28%
    International Portfolio                          0.75%              0.30%            1.05%            1.05%
    Mid Cap Growth Portfolio                         0.75%              0.31%            1.06%            0.95%
    Balanced Portfolio                               0.55%              0.31%            0.86%            0.86%
    Bond Portfolio                                   0.40%              0.29%            0.69%            0.68%
    Money Market Portfolio                           0.25%              0.30%            0.55%            0.50%

     (1)  Other Expenses for the Market Street Fund portfolios include an administrative service expense of 0.15% (0.10% for the Equity 500
          Index Portfolio). This administrative service expense is payable to
          Nationwide Life Insurance Company of America ("NLICA") or Nationwide
          Life and Annuity Company of America ("NLACA") for administration services that NLICA or NLACA provides to Market Street Fund. These administrative services include financial, account administration, record keeping, and accounting services provided to Market Street Fund by NLICA or NLACA personnel.

     (2)  For certain portfolios, certain expenses were reimbursed or fees waived during 2001. These expense reimbursement and fee waiver arrangements will not be terminated prior to April 30, 2003. However, for certain portfolios, no expenses were actually reimbursed or fees waived during 2001 because the level of actual expenses and fees never exceeded the thresholds at which the reimbursement and waiver arrangements would have become operative.

CHANGE IN MARKET STREET FUND INVESTMENT ADVISER AND SUBADVISER

As of October 1, 2002, Gartmore Mutual Fund Capital Trust ("Gartmore"), an
affiliate of Nationwide Financial, replaced Market Street Investment Management
Company ("MSIM") as Market Street Fund's investment adviser. In connection with the appointment of Gartmore as investment adviser, T. Rowe Price Associates,
Inc. is no longer the subadviser to the Mid Cap Growth Portfolio. Gartmore will manage the Mid Cap Growth Portfolio without the services of a subadviser.

Gartmore also has retained Wilshire Associates Incorporated as an investment management consultant to assist Gartmore in identifying and evaluating the performance of potential subadvisers for each All Pro Portfolio and the Bond
Portfolio.

Any reference in your Prospectus to MSIM or T. Rowe Price Associates, Inc. will now be referring to Gartmore.

                                      * * *

This supplement should be retained with your Prospectus for future reference. If you have any questions, please refer to the Market Street Fund prospectus and statement of additional information for more information, or contact (800)
688-5177 or your registered representative.

Flexible Premium Adjustable Variable Life Insurance Policy
Issued by
Provident Mutual Variable Life Separate Account
and
Provident Mutual Life Insurance Company

Service Center	Main Administrative Office
300 Continental Drive	1000 Chesterbrook Blvd.
Newark, Delaware 19713	Berwyn, Pennsylvania 19312
Telephone: (800) 688-5177

PROSPECTUS
May 1, 2000

This prospectus describes a flexible premium adjustable variable life insurance policy (“Policy”) issued by Provident Mutual Life Insurance Company (the “Company”).  The Policy is a long-term investment designated to provide significant life insurance benefits for the insured.  This prospectus provides information that a prospective owner should know before investing in the Policy.  You should consider the Policy in conjunction with other insurance you own.  It may not be advantageous to replace existing insurance with the Policy.

You can allocate your Policy’s values to:

•	Provident Mutual Variable Life Separate Account (the “Separate Account”), which invests in the Portfolios listed on this page; or

•	the Guaranteed Account, which credits a specified rate of interest.

A prospectus for each of the portfolios available through the Separate Account must accompany this prospectus.  Please read these documents before investing and save them for future reference.

Please note that the Policies and the portfolios:

•	are not guaranteed to achieve their goals;

•	are not federally insured;

•	are not endorsed by any bank or government agency; and

•	are subject to risks, including loss of the amount invested.

The Securities and Exchange Commission has not approved or disapproved the Policy or determined that this prospectus is accurate or complete.   Any representation to the contrary is a criminal offense.

The following portfolios are available:

•	The Market Street Fund, Inc.
All Pro Large Cap Growth Portfolio
All Pro Large Cap Value Portfolio
All Pro Small Cap Growth Portfolio
All Pro Small Cap Value Portfolio
Equity 500 Index Portfolio
International Portfolio
Growth Portfolio
Aggressive Growth Portfolio
Managed Portfolio

Bond Portfolio
Money Market Portfolio

•	Stripped (“Zero”) U.S. Treasury Securities Fund, Provident Mutual Series A

•	The Alger American Fund
Small Capitalization Portfolio

•	Neuberger Berman Advisers Management Trust
Limited Maturity Bond Portfolio
Partners Portfolio

•	Strong Opportunity Fund II, Inc.
Strong Opportunity Fund, II

•	Strong Variable Insurance Funds, Inc.
Strong Mid Cap Growth Fund II

•	Van Eck Worldwide Insurance Trust
Worldwide Bond Portfolio
Worldwide Emerging Markets Portfolio
Worldwide Hard Assets Portfolio
Worldwide Real Estate Portfolio

•	Variable Insurance Products Fund
Equity-Income Portfolio
Growth Portfolio
High Income Portfolio
Overseas Portfolio

•	Variable Insurance Products Fund II
Asset Manager Portfolio
Contrafund® Portfolio
Investment Grade Bond Portfolio

Table of Contents

Table of Contents	3

Glossary	5

Policy Summary	9
Premiums	9
Investment Options	10
Policy Account Value	11
Charges and Deductions	11
Annual Portfolio Operating Expenses	13
Surrenders and Partial Withdrawals	14
Death Benefit	15
Transfers	15
Loans	16
Illustrations	16
Other Policies	16

Risk Summary	17

The Company and the Guaranteed Account	19
Provident Mutual Life Insurance Company	19
The Guaranteed Account	19

The Separate Account and the Portfolios	21
The Separate Account	21
The Portfolios	23

The Policy	28
Purchasing a Policy	28
When Insurance Coverage Takes Effect	28
Canceling a Policy (Free Look Right)	29
Ownership Rights	30

Premiums	32
Allocating Premiums	33

Policy Account Values	35
Policy Account Value	35
Net Cash Surrender Value	35
Subaccount Value	35
Unit Value	36
Guaranteed Account Value	36

Charges and Deductions	38
Premium Tax Charge	38
Monthly Deduction	38
Mortality and Expense Risk Charge	41
Zero Coupon Bond Subaccount Charge	41
Surrender Charges and Additional Surrender Charges	41
Face Amount Increase Charge	43
Partial Withdrawal Charge	43
Transfer Charge	43
Portfolio Expenses	44

Death Benefit	45
Insurance Proceeds	45
Death Benefit Options	45
Changing Death Benefit Options	46
Changing the Face Amount	47
Settlement Options	48
Accelerated Death Benefit	49

Surrenders and Partial Withdrawals	50
Surrenders	50
Partial Withdrawals	50

Transfers	52
Dollar Cost Averaging	52
Automatic Asset Rebalancing	54

Loans	55
Effect of Policy Loans	56

Policy Lapse and Reinstatement	58
Lapse	58
Reinstatement	58

Federal Tax Considerations	59
Tax Treatment of Policy Benefits	59

Other Policy Information	63
Payment of Policy Benefits	63
The Policy	64
Telephone Requests	64
Our Right to Contest the Policy	64

Split Dollar Arrangements	65
Suicide Exclusion	65
Misstatement of Age or Sex	65
Dividends	66
Modifying the Policy	66
Payments We Make	66
Additional Transfer Rights	67
Reports to Owners	67
Records	68
Policy Termination	68
Supplemental Benefits and Riders	69
Performance Data	73

Additional Information	74
Sale of the Policies	74
Potential Conflicts of Interest	74
Changes to the Separate Account	75
Standard & Poor’s	76
Policies Issued in Conjunction with Employee Benefit Plans	76
Legal Developments Regarding Unisex Actuarial Tables	77
Voting Portfolio Shares	77
Legal Matters	78
Legal Proceedings	78
Experts	78
Financial Statements	78
Additional Information about the Company	78
PMLIC’s Executive Officers and Directors	79
Officers and Directors of PMLIC	79
Financial Statements	F-1

Appendix A – Illustrations	A-1

Glossary

application
The application you must complete to purchase a Policy plus all forms required by us or applicable law.

attained age
The issue age of the insured plus the number of full policy years since the policy date.

beneficiary
The person(s) you select to receive the insurance proceeds from the Policy.

Code
The Internal Revenue Code of 1986, as amended.

Company (we, us, our, PMLIC)
Provident Mutual Life Insurance Company, Service Center: 300 Continental Drive, Newark, Delaware 19713, Main Administrative Office: 1000 Chesterbrook Boulevard, Berwyn, Pennsylvania 19312, telephone: (800) 688-5177.

face amount
The dollar amount of insurance selected by the owner. The face amount may be increased or decreased after issue, subject to certain conditions.  The face amount is a factor in determining the death benefit, surrender charges, and additional surrender charges.

final policy date
The policy anniversary nearest the insured’s attained age 95, at which time the Policy will end and you will be paid the policy account value less any indebtedness and any unpaid monthly deductions.  Subject to stated availability, you may elect to continue the Policy beyond the insured’s attained age 95 under the Final Policy Date Extension ride.

free look period
The period show on your Policy’s cover page during which you may examine and return the Policy to us at our Service Center and receive a refund.  The length of the free look period varies by the state.

fund
An investment company that is registered with the Securities and Exchange Commission.  The Policy allows you to invest in certain portfolios of the funds that are listed on the front page of this prospectus.

grace period
A 61-day period after which a Policy will lapse if you do not make a sufficient payment.

Guaranteed Account
Part of our general account.  Amounts allocated to the Guaranteed Account earn at least 4% annual interest.

guideline annual premium
The “guideline annual premium” as defined in regulations under the Investment Company Act of 1940, and used in connection with the calculation of surrender charges.  It is approximately equal to the amount of premium that would be required on an annual basis to keep the Policy in force if the Policy had a mandatory fixed premium schedule assuming (among other things) a 5% net investment return.

indebtedness
The total amount of all outstanding policy loans, including both principal and interest due.

initial face amount
The face amount on the policy issue date.

insurance proceeds
The amount we pay to the beneficiary when we receive due proof of the insured’s death.  We deduct an indebtedness and unpaid monthly deductions before making any payment.

insured
The person whose life is insured by the Policy.

issue age
The insured’s age on the insured’s birthday nearest the policy date.

lapse
When your Policy terminates without value after a grace period.  You may reinstate a lapsed Policy, subject to certain conditions.

Loan Account
The account to which we transfer collateral for a policy loan from the Subaccounts and/or the Guaranteed Account.

MEC
A modified endowment contract, as defined under the Code.

minimum initial premium
An amount equal to the initial administrative charge plus an amount equal to the first three monthly deductions, increased for any premium tax and surrender charge.

monthly deduction
This is the monthly amount we deduct from the policy account value on each policy processing day.  The monthly deduction includes the cost of insurance charge, the monthly administrative charge, the initial administrative charge (only on the policy date), and charges for any riders.

net cash surrender value
The amount we pay when you surrender your Policy.  It is equal to: (1) the policy account value as of the date of surrender; minus (2) any surrender charge or additional surrender charge; minus (3) any indebtedness.

net premiums
Premiums less the premium tax charge.

owner (you, your)
The person entitled to exercise all rights as owner under the Policy.

policy account value
The sum of your Policy’s values in the Subaccounts, the Guaranteed Account, and the Loan Account.

policy anniversary
The same day and month as the policy date in each year following the first policy year.p policy date
The date set forth in the Policy that is used to determine policy anniversaries, policy processing days, and policy years.  The policy date is generally the same as the policy issue date but, subject to state approval, may be another date but, subject to state approval, may be another date agreed upon by us and the proposed insured.  The policy date may not be more than 6 months prior to the policy issue date.

policy issue date
The date on which the Policy is issued.  It is used to measure suicide and contestable periods.

policy processing day
This is the same day as the policy date in each successive month.  If there is no day in a calendar month that coincides with the policy date, or it that day falls on a day that is not a valuation day, then the policy processing day is the next valuation day.  On each policy processing day, we determine Policy charges and deduct them from the policy account value.

policy year
A year that starts on the policy date or on a policy anniversary.

portfolio
A separate investment portfolio of a fund.  Each Subaccount invests exclusively in one portfolio of a fund.  The term portfolio also refers to the Stripped (“Zero”) U.S. Treasury Securities Fund, Provident Mutual Series A.

premium class
The classification of the insured for cost of insurance purposes.  The classes are: standard; standard with extra rating; nonsmoker; and nonsmoker with extra rating.

premiums
All payments you make under the Policy other than repayments of indebtedness.

rider
An amendment, addition, or endorsement to the Policy that changes the terms of the Policy by: (1) expanding Policy benefits; (2) restricting Policy benefits; or (3) excluding certain conditions from the Policy’s coverage.  A rider that is added to the Policy becomes part of the Policy.

Separate Account
Provident Mutual Variable Life Separate Account.  It is a separate investment account that is divided into Subaccounts, each of which invests in a corresponding portfolio.

Service Center
The Technology and Service Center located at 300 Continental Drive, Newark, Delaware 19713.

Subaccount
A subdivision of Provident Mutual Variable Life Separate Account.  We invest each Subaccount’s assets exclusively in shares of one portfolio.

surrender
To cancel the Policy by signed request from the owner and return of the Policy at us at our Service Center.

target premium
An amount of premium payments, computed separately for each increment of face amount; used to compute surrender charges and additional surrender charges.

valuation day
Each day that the New York Stock Exchange is open for business and any other day on which there is a sufficient degree of trading with respect to a Subaccount’s portfolio of securities to materially affect the value of that Subaccount.  As of the date of this prospectus, the Company is open whenever the New York Stock Exchange is open.

valuation period
The period beginning at the close of business on one valuation day (usually 4:00 p.m., Eastern time) and continuing to the close of business on the next valuation day.

written notice or request
The written notice or request you must complete, sign, and send to us at our Service Center to request or exercise your rights as owner under the Policy.  To be complete, each written notice or request must: (1) be in a form we accept; (2) contain the information and documentation that we determine in our sole discretion is necessary for us to take the action you request or for you to exercise the right specified; and (3) be received at our Service Center.  You may obtain the necessary form by calling us at (800) 688-5177.

Policy Summary

This summary describes the Policy’s important features and corresponds to prospectus sections that discuss the topics in more detail.  The Glossary defines certain words and phrases used in this prospectus.

Premiums

•	You must pay the minimum initial premium before we deliver the Policy.

•
After you pay for the initial premium, you can pay subsequent premiums at any time (prior to the final policy date) and in any amount (but not less than $100).  You select a premium payment plan to pay planned periodic premiums quarterly, semiannually, or annually.  You are not required to pay premiums according to the plan.  However, you may greatly increase your risk of lapse is you do not regularly pay premiums.  You may also choose to have premiums automatically deducted monthly from your bank account or other source under our automatic payment plan.

•	We will not accept any premiums after the final policy date.

•
Paying your planned periodic premiums will not necessarily keep your Policy in force.  Even in you make premium payments according to your payment plan, your Policy will lapse if the net cash surrender value is not enough to pay the monthly deduction and other charges.

•
There will be a 61-day grace period before your Policy lapses.  Your Policy will not lapse if you make a payment before the end of the grace period that will increase the net cash surrender value to an amount sufficient to cover any unpaid monthly deductions and other charges under the Policy.

•	You may reinstate a lapsed Policy if you meet certain requirements.

•	When you receive your Policy, the free look period begins. You may return your Policy during this period and receive a refund. A free look period also begins if you request an increase in face amount.

•
We deduct a premium tax change from each premium you pay.  Generally, we allocate the resulting amount (the net premium) to the Subaccounts and the Guaranteed Account in accordance with your allocation instructions.

•
Some states require us to refund all premiums (less any partial withdrawals and indebtedness) if you return your Policy during the free look period.  In those states, for the first 15 days following the later of the policy issue date or the date we receive the minimum initial premium, we direct your premiums into the Money Market Subaccount.  After the 15 days, we allocate that value to the Subaccounts you selected.

Investment Options

Guaranteed Account:

•	You may place money in the Guaranteed Account where it earns at least 4% annual interest. We may declare higher rates of interest, but are not obligated to do so.

Separate Account:

•
You may direct the money in your Policy to any of the Subaccounts of the Separate Account.  We do not guarantee any money you place in the Subaccounts.  The value of each Subaccount will increase or decrease, depending on the investment performance of the corresponding portfolio.  You could lose some or all of your money.

•	Each Subaccount invests exclusively in one of the following portfolios:

• The Market Street Fund, Inc. (“Market Street”)
    All Pro Large Cap Growth Portfolio
    All Pro Large Cap Value Portfolio
    All Pro Small Cap Growth Portfolio
    All Pro Small Cap Value Portfolio
    Equity 500 Index Portfolio
    International Portfolio
    Growth Portfolio
    Aggressive Growth Portfolio
    Managed Portfolio
    Bond Portfolio
    Money Market Portfolio
• Stripped (“Zero”) U.S. Treasury Securities Fund, Provident Mutual Series A (“Zero Coupon Trust”)
• The Alger American Fund (“Alger American”)
    Small Capitalization Portfolio
• Variable Insurance Products Fund II (“VIP II”)
    Asset Manager Portfolio
    Contrafund® Portfolio
    Investment Grade Bond Portfolio

• Neuberger Berman Advisers Management Trust (“Neuberger Berman”)
    Limited Maturity Bond Portfolio
    Partners Portfolio
• Strong Opportunity Fund II, Inc.
    Strong Opportunity Fund II
• Strong Variable Insurance Funds, Inc.
    Strong Mid Cap Growth Fund II
• Van Eck Worldwide Insurance Trust (“Van Eck”)
    Worldwide Bond Portfolio
    Worldwide Emerging Markets Portfolio
    Worldwide Hard Assets Portfolio
    Worldwide Real Estate Portfolio
• Variable Insurance Products Fund (“VIP”)
    Equity-Income Portfolio
    Growth Portfolio
    High Income Portfolio
    Overseas Portfolio

Policy Account Value

•
Policy account value is the sum of your accounts in the Subaccounts, the Guaranteed Account, and the Loan Account.  Policy account value is the starting point for calculating important values under the Policy, such as the net cash surrender value and the death benefit.

•
Policy accounts value varies from day to day, depending on the investment performance of the Subaccounts you choose, interest we credit to the Guaranteed Account, charges we deduct, and any other transactions (e.g., transfers, partial withdrawals, and loans).  We do not guarantee a minimum policy account value.

Charges and Deductions

$
Premium Tax Charge:  We deduct a premium tax charge from each premium and credit the remaining amount (the net premium) according to your allocation instructions.  The premium tax charge is deducted for state and local premium taxes and is based on the rate for the insured’s residence at the time the premium is paid.  Premium taxes vary from state to state but range from 0% to 4%.  No premium tax charge is deducted in jurisdictions that impose no premium tax.

$	Monthly Deduction: On the policy date and on each policy processing day thereafter, we deduct from the policy account value:

→
the cost of insurance charge (which depends on an number of variables, such as issue age, sex, premium class, policy year, and face amount, that cause this charge to vary from Policy to Policy and from policy processing day to policy processing day)

→	the $8.00 monthly administrative charge (we may increase this charge to a maximum of $16)

→	the $300 initial administrative charge (only deducted on the policy date)

→	charges for any riders.

$	Surrender Charges and Additional Surrender Charges:

→
Surrender Charge:  During the first 10 policy years, we deduct a surrender charge if you surrender the Policy or it lapses.  The surrender charge equals the lesser of a or b (less any deferred sales charge previously paid at the time of a prior decrease in face amount), where:

a = 30% of all premiums paid during the first policy year up to one target premium, plus 9% of all other premiums paid to the date of lapse or surrender; or

b = the following percentage of target premium:

Policy Year(s)	% of Target Premium for the Initial Face Amount
1-6	50%
7	40%
8	30%
9	20%
10	10%
11+	0%

The surrender charge may be significant.  You may have no net cash surrender value if you surrender your Policy during the first 10 years.

→
Additional Surrender Charge:  Within 10 years after the effective date of an increase in face amount, we deduct an additional surrender charge if you surrender the Policy or it lapses.  The additional surrender charge is calculated in the same manner as the surrender charge, as set forth above.

→
Decrease in Face Amount:  In the event of a decrease in face amount before the end of the 10th policy year or within 10 years after an increase in face amount, we deduct a charge that is a portion of the surrender charge and/or additional surrender charge.

$	Partial Withdrawal Charges: For each partial withdrawal, we deduct a $25 fee from the remaining policy account value.

$	Face Amount Increase Charge: On the effective date of an increase in face amount, we deduct a charge of $300 from the policy account value.

$	Mortality and Expense Risk Charge: We deduct a daily charge equal to an annual rate of 0.75% of the average daily net assets of the Separate Account.

$
Zero Coupon Bond Subaccount Charge:  We also deduct a daily charge for transaction charges associated with the purchase of units of the Zero Coupon Trust equal to an annual rate of 0.25% of the average daily net assets of the Zero Coupon Subaccount.  We may increase this charge to a maximum annual rate of 0.50%.

$	Transfer Charge: We assess a $25 fee (from the amount transferred) for the 13th and each additional transfer among the Subaccounts or the Guaranteed Account in a policy year.

$
Portfolio Expenses:  The portfolios deduct management fees and other expenses from their assets.  These fees and expenses (shown in the following table) vary by portfolio and currently range from 0.25% to 1.44% per year of the average portfolio assets.

The following table shows the fees and expenses charged by the portfolios for the fiscal year ended December 31, 1999.  The purpose of the table is to assist you in understanding the various costs and expenses that you will bear directly and indirectly.  Expenses of the portfolios may be higher or lower in the future.  Please refer to the portfolios’ prospectuses for more information.

Annual Portfolio Operating Expenses (as a percentage of average portfolio assets after fee waivers and expense reimbursements)

Portfolio	Management Fees	Other Expenses	Total Annual Expenses
Market Street Fund, Inc.
All Pro Large Cap Growth Portfolio	0.70%	0.19%	0.89%
All Pro Large Cap Value Portfolio	0.70%	0.21%	0.91%
All Pro Small Cap Growth Portfolio	0.90%	0.21%	1.11%
All Pro Small Cap Value Portfolio	0.90%	0.30%	1.20%
Equity 500 Index Portfolio (2)	0.24%	0.04%	0.28%
International Portfolio	0.75%	0.23%	0.98%
Growth Portfolio	0.32%	0.16%	0.48%
Aggressive Growth Portfolio	0.41%	0.16%	0.57%
Managed Portfolio	0.40%	0.17%	0.57%
Bond Portfolio	0.35%	0.17%	0.52%
Money Market Portfolio	0.25%	0.15%	0.40%
The Stripped (“Zero”) U.S. Treasury Securities Fund, Provident Mutual Series A	0.00%	0.25%	0.25%
The Alger American Fund (1)
Small Capitalization Portfolio	0.85%	0.05%	0.90%
Neuberger Berman Advisers Management Trust (1)
Limited Maturity Bond Portfolio	0.65%	0.11%	0.76%
Partners Portfolio	0.80%	0.07%	0.87%
Strong Opportunity Fund II, Inc. (1)
Strong Opportunity Fund II	1.00%	0.14%	1.14%
Strong Variable Insurance Funds, Inc. (1)
Strong Mid Cap Growth Fund II	1.00%	0.15%	1.15%
Van Eck Worldwide Insurance Trust (1)
Worldwide Bond Portfolio	1.00%	0.22%	1.22%
Worldwide Emerging Markets Portfolio	1.00%	0.34%	1.34%
Worldwide Hard Assets Portfolio	1.00%	0.26%	1.26%
Worldwide Real Estate Portfolio	1.00%	0.44%	1.44%
Variable Insurance Products Fund (1)
Equity-Income Portfolio (Initial Class)	0.48%	0.08%	0.56%
Growth Portfolio (Initial Class)	0.58%	0.07%	0.65%
High Income Portfolio (Initial Class)	0.58%	0.11%	0.69%
Overseas Portfolio (Initial Class)	0.73%	0.14%	0.87%

Variable Insurance Products Fund II (1)
Asset Manager Portfolio (Initial Class)	0.53%	0.09%	0.62%
Contrafund ® Portfolio (Initial Class)	0.58%	0.07%	0.65%
Investment Grade Bond Portfolio (Initial Class)	0.43%	0.11%	0.54%

(1)
For certain portfolios, certain expenses were reimbursed or fees waived during 1999. It is anticipated that expense reimbursement and fee waiver arrangements will continue for the current year. Absent the expense reimbursement, the 1999 Total Annual Expenses would have been 1.21% for the All Pro Small Cap Value Portfolio, 0.57% for the VIP Fund Equity-Income Portfolio, 0.66% for the VIP Fund Growth Portfolio, 0.91% for the VIP II Fund Overseas Portfolio, 0.63% for the VIP II Fund Asset Manager Portfolio, 0.67% for the VIP II Fund Contrafund® Portfolio, 3.23% for the Van Eck Worldwide Real Estate Portfolio and 1.17% for the Strong Mid Cap Growth Fund II. Similar expense reimbursement and fee waiver arrangements were also in place for the other Portfolios and it is anticipated that these arrangements will continue past the current year.  However, no expenses were reimbursed or fees waived during 1999 for these Portfolios because the level of actual expenses and fees never exceeded the thresholds at which the reimbursement and waiver arrangements would have become operative.

(2)
Since the Equity 500 Index Portfolio has recently commenced operations, "Other Expenses" is based on estimated amounts for 2000. This estimate anticipates an expense reimbursement or fee waiver arrangement for 2000. Absent this arrangement, estimated Total Fund Annual Expenses would be 0.39%.

The fee and expense information regarding the portfolios was provided by those portfolios.  The Alger American Fund, Neuberger Berman Advisers Manager Trust, Strong Opportunity Fund II, Inc., Strong Variable Insurance Funds, Inc., Van Eck Worldwide Insurance Trust, Variable Insurance Products Fund, Variable Insurance Products Fund II, and Zero Coupon trust are not affiliated with PMLIC.

Surrenders and Partial Withdrawals

•	Surrender: At any time while the Policy is in force, you may make a request to surrender your Policy and receive the net cash surrender value. A surrender may have tax consequences.

•
Partial Withdrawals:  After the first policy year, you may make a written request to withdraw part of the net cash surrender value, subject to the following rules.  Partial withdrawals may have tax consequences.

✓	You must request at least $1,500.

✓	For each partial withdrawal, we deduct a $25 fee from the remaining policy account value.

✓	If Death Benefit Option A is in effect, we will reduce the face amount by the amount of the partial withdrawal.

✓	Unless you specify otherwise, we will deduct the requested partial withdrawal and partial withdrawal charge from the Subaccounts and the Guaranteed Account in proportion to the value in each account.

Death Benefit

•
Insurance Proceeds:  We pay insurance proceeds to the beneficiary upon due proof of death of the insured.  The insurance proceeds equal the death benefit and any additional insurance provided by rider less any indebtedness and unpaid monthly deductions.

•
Death Benefit Option A and Option B:  You may choose between two death benefit options under the Policy.  After the first policy year and at least 12 months after any increase in face amount, you may change death benefit options while the Policy is in force.  We calculate the amount available under each death benefit option as of the insured’s date of death.

Ú	Death Benefit Option A is equal to the greater of:

♦	the face amount (which is the amount of insurance you select); or

♦	the policy account value multiplied by the applicable percentage listed in the table below.

Ú	Death Benefit Option B is equal to the greater of:

♦	the face amount plus the policy account value; or

♦	the policy account value multiplied by the applicable percentage listed in the table below:

Attained Age	Percentage	Attained Age	Percentage
40 and under	205%	60	130%
45	215%	65	120%
50	185%	70	115%
55	150%	75 through 90	105%
		95	100%

For attained ages not show, the percentages decrease pro rata for each full year.

•
Accelerated Death Benefit: Under the Accelerated Death Benefit rider, you may receive accelerated payment of part of your death benefit if the insured develops a terminal illness or is permanently confined to a nursing care facility.

Transfers

•	You may make transfers among the Subaccounts and the Guaranteed Account.

•	We charge $25 for the 13th and each additional transfer during a policy year.

•	Transfers out of the Guaranteed Account may be made only within 30 days of a policy anniversary.

•	The minimum amount you may transfer from a Subaccount or the Guaranteed Account is the lesser of $1,000 or the total value in the Subaccount or Guaranteed Account.

Loans

•
You may take a loan (minimum $1,500) from your Policy at any time.  The maximum loan amount you may take is the net cash surrender value.  You may increase your risk of lapse if you take a loan.  Loans may have tax consequences.

•
We charge you a maximum annual interest rate of 8% (6% for Policies issued in New York) (“charged interest rate”) on your loan.  Charged interest is due and payable at the end of each policy year.  Unpaid interest becomes part of the outstanding loan and accrues interest if it is not paid by the end of the policy year.

•	We credit interest on amounts in the Loan Account (“earned interest rate”) and we guarantee that the annual earned interest rate will not be lower than 4%.

•
As collateral for the loan, we transfer an amount equal to the loan (adjusted by the earned interest rate and the charged interest rate to the next policy anniversary) from the Separate Account and the Guaranteed Account to the Loan Account.

•	You may repay all or part of your indebtedness at any time while the insured is alive and the Policy is in force.

•	We deduct any indebtedness from the policy account value upon surrender, and from the insurance proceeds payable on the insured’s death.

Illustrations

The illustrations provided in Appendix A at the end of this prospectus illustrate death benefits, policy account values, and net cash surrender values.  These illustrations are based on hypothetical rates of return that are not guaranteed.  The illustrations also assume costs of insurance for a hypothetical person.  Your rates of return and insurance charges may be higher or lower than these illustrations.  You should obtain a personalized illustration before purchasing a Policy.
Other Policies

We offer other variable life insurance policies that have different death benefits, policy features, and optional programs.  However, these other policies also have different charges that would affect your Subaccount performance and policy account value.  To obtain more information about these other policies, contact our Service Center or your agent.

Risk Summary

The following are some of the risks associated with the Policy.

Investment Risk

If you invest your policy account value in one or more Subaccounts, then you will be subject to the risk that investment performance will be unfavorable and that the policy account value will decrease.  You could lose everything you invest.  If you allocate net premiums to the Guaranteed Account, then we credit your policy account value (in the Guaranteed Account) with a declared rate of interest, but you assume the risk that the rate may decrease, although it will never be lower than a guaranteed minimum annual effective rate of 4%.

Risk of Lapse

If your net cash surrender value is not enough to pay the monthly deduction and other charges, your Policy may enter a 61-day grace period.  We will notify you that the Policy will lapse unless you make a sufficient payment during the grace period.  Your Policy may also lapse if your indebtedness reduces the net cash surrender value to zero.  Your policy generally will not lapse if you make a payment before the end of the grace period that will increase the net cash surrender value to an amount sufficient to cover any unpaid monthly deductions and other charges under the Policy.  You my reinstate a lapsed Policy, subject to certain conditions.

Tax Risks

We anticipate that the Policy should generally be deemed a life insurance contract under Federal tax law.  However, due to limited guidance under the Federal tax law, there is some uncertainty about the application of the Federal tax law to the Policy, particularly if you pay the full amount of premiums permitted under the Policy.  Assuming that a Policy qualifies as a life insurance contract for Federal income tax purposes, you should not be deemed to be in constructive receipt of policy account value under a Policy until there is a distribution from the Policy.  Moreover, death benefits payable under a Policy should be completely excludable from the gross income of the beneficiary.  As a result, the beneficiary generally should not be taxed on these proceeds.

Depending on the total amount of premiums you pay, the Policy may be treated as a modified endowment contract (“MEC”) under Federal tax laws.  If a Policy is treated as a MEC, then surrenders, partial withdrawals, and loans under the Policy will be taxable as ordinary income to the extent there are earnings in the Policy.  In addition, a 10% penalty tax may be imposed on surrenders, partial withdrawals, and loans taken before your each age 59½.  If the Policy is not a MEC, distributions generally will be treated first as a return of basis or investment in the contract and then as taxable income.  Moreover, loans will not be treated as distributions.  Finally, neither distributions nor loans from a Policy that is not a MEC are subject to the 10% penalty tax.

See “Federal Tax Considerations.”  You should consult a qualified tax adviser for assistance in all Policy-related tax matters.

Surrender Risks

The surrender charge under the Policy applies for 10 policy years after the policy date.  An additional surrender charge will be applicable for 10 years from the date of any increase in the face amount.  It is possible that you will receive no net cash surrender value if you surrender your Policy in the first few policy years.  You should purchase the Policy only if you have the financial ability to keep it in force for a substantial period of time.

Even if you do not ask to surrender your Policy, surrender charges and additional surrender charges may play a role in determining whether your Policy will lapse, because surrender charges and additional surrender charges affect the net cash surrender value which is a measure we use to determine whether your Policy will enter a grace period (and possibly lapse).  See “Risk of Lapse,” above.

Loan Risks

A policy loan, whether or not repaid, will affect policy account value over time because we subtract the amount of the loan from the Subaccounts and/or Guaranteed Account as collateral, and this loan collateral does not participate in the investment performance of the Subaccounts or receive any higher current interest rate credited to the Guaranteed Account.

We reduce the amount we pay on the insured’s death by the amount of any indebtedness.  Your Policy may lapse if your indebtedness reduces the net cash surrender value to zero.

The Company and the Guaranteed Account

Provident Mutual Life Insurance Company

We are a mutual life insurance company.  We were originally incorporated under Pennsylvania law in 1865.  We are subject to regulation by the Insurance Department of the Commonwealth of Pennsylvania, as well as by the insurance departments of all other states and jurisdictions in which we do business.  We established the Separate Account to support the investment options under the Policy and under other variable life insurance policies we may issue.  Our general account supports the Guaranteed Account option under the Policy.  As of December 31, 1999, we had consolidated assets of approximately $9.2 billion.

IMSA.  We are a member of the Insurance Marketplace Standards Association (“IMSA”).  IMSA members subscribe to a set of ethical standards involving the sales and service of individually sold life insurance annuities.  As a member of IMSA, we may use the IMSA logo and language in advertisements.

The Guaranteed Account

The Guaranteed Account is part of our general account.  We own the assets in the general account, and we use these assets to support our insurance and annuity obligations other than those funded by our separate investment accounts.  These assets are subject to our general liabilities from business operations.  Subject to applicable law, we have sole discretion over investment of the Guaranteed Account’s assets.  We bear the full investment risk for all amounts allocated or transferred to the Guaranteed Account.  We guarantee that the amounts allocated to the Guaranteed Account will be credited interest daily at a net effective annual interest rate of at least 4%.  The principal, after charges and deductions, is also guaranteed.  We will determine any interest rate credited in excess of the guaranteed rate at our sole discretion.

The Guaranteed Account value will not share in the investment performance of our general account.  Because we, in our sole discretion, anticipate changing the current interest rate from time to time, different allocations you make to the Guaranteed Account will be credited with different current interest rates.  For each amount allocated or transferred to the Guaranteed Account, we apply the current interest rate to the end of the calendar year.  At the end of that calendar year, we reserve the right to declare a new current interest rate on this amount and accrued interest thereon (which may be a different rate than the rate that applies to new allocations to the Guaranteed Account on that date).  We guarantee the rate declared on this amount and accrued interest thereon at the end of each calendar year for the following calendar year.  You assume the risk that interest credited to amounts in the Guaranteed Account may not exceed the minimum 4% guaranteed rate.

We allocate amounts from the Guaranteed Account for partial withdrawals, transfers to the Subaccounts, or charges for the monthly deduction on a last in, first out (i.e., LIFO) basis for the purpose of crediting interest.

We have not registered the Guaranteed Account with the Securities and Exchange Commission, and the staff of the Securities and Exchange Commission has not reviewed the disclosure in this prospectus relating to the Guaranteed Account.

The Separate Account and the Portfolios

The Separate Account

The Separate Account is a separate investment account established under Pennsylvania law.  We own the assets in the Separate Account and we are obligated to pay all benefits under the Policies.  We may use the Separate Account to support other variable life insurance policies we issue.  The Separate Account is registered with the Securities and Exchange Commission as a unit investment trust under the Investment Company Act of 1940 and qualifies as a “separate account” within the meaning of the Federal securities laws.  This registration does not involve supervision of the management or investment practices or policies of the Separate Account by the Securities and Exchange Commission.

We have divided the Separate Account into Subaccounts.  The Zero Coupon Bond Subaccount invests in units of the Zero Coupon Trust, and each of the other Subaccounts invests in shares of one portfolio of the following funds:

❖	The Market Street Fund, Inc.

❖	The Alger American Fund

❖	Neuberger Berman Advisers Management Trust

❖	Strong Opportunity Fund II, Inc.

❖	Strong Variable Insurance Funds, Inc.

❖	Van Eck Worldwide Insurance Trust

❖	Variable Insurance Products Fund

❖	Variable Insurance Products Fund II

The Subaccounts buy and sell portfolio shares at net asset value.  Any dividends and distributions from a portfolio are reinvested at net asset value in shares of that portfolio.

Income, gains, and losses, whether or not realized, from assets allocated to the Separate Account will be credited to or charged against the Separate Account without regard to our other income, gains, or losses.  Income, gains, and losses credited to, or charged against, a Subaccount reflect the Subaccount’s own investment performance and not the investment performance of our other assets.  The Separate account assets are held separate from our other assets and are not part of our general account.  We may not use the Separate Account’s assets to pay any of our liabilities other than those arising from the Policies.  If the Separate Account’s assets exceed the required reserves and other liabilities, we may transfer the excess to our general account.  The Separate Account may include other Subaccounts that are not available under the Policies and are not discussed in this prospectus.

The International, Growth, Aggressive Growth, Managed, Bond, Zero Coupon Bond, and Money Market Subaccounts were originally established as separate investment accounts under the provisions of Pennsylvania Insurance Law.  On April 30, 1999, the assets of the Provident Mutual Managed Separate Account were transferred to a newly established subaccount (the “Managed Subaccount”) of the Separate Account, and the Provident Mutual Managed Separate Account ceased to exist.  On May 1, 2000, the assets of the Provident Mutual Variable International Separate Account, Provident Mutual Variable Growth Separate Account, Provident Mutual Variable Aggressive Growth Separate Account, Provident Mutual Variable Bond Separate Account, Provident Mutual Variable Zero Coupon Bond Separate Account, and Provident Mutual Variable Money Market Separate Account were transferred to corresponding new subaccounts of the Separate Account, as shown in the table below.  These separate investment accounts then ceased to exist, and the Separate Account then changed its name from Provident Mutual Variable Separate Account to provident Mutual Variable Life Separate Account.

New Subaccount	Former Separate Account
International Subaccount	Provident Mutual Variable International Separate Account
Growth Subaccount	Provident Mutual Variable Growth Separate Account
Aggressive Growth Subaccount	Provident Mutual Variable Aggressive Growth Separate Account
Bond Subaccount	Provident Mutual Variable Bond Separate Account
Zero Coupon Bond Subaccount	Provident Mutual Variable Zero Coupon Bond Separate Account
Money Market Subaccount	Provident Mutual Variable Money Market Separate Account

If the investment in the funds or a particular portfolio is no longer possible, in our judgment becomes appropriate for the purposes of the Policy, or for any other reason in our sole discretion, we may substitute another fund or portfolio without your consent.  The substituted fund or portfolio may have different fees and expenses.  Substitution maybe made with respect to existing investments or the investment of future premiums, or both.  However, no such substitution will be made without any necessary approval of the Securities and Exchange Commission.  Furthermore, we may close Subaccounts to allocations of premiums or policy account value, or both, at any time in our sole discretion.  The funds, which sell their shares to the Subaccounts pursuant to participation agreements, also may terminate these agreements and discontinue offering their shares to the Subaccounts.

In addition, we reserve the right to make other structural and operational changes affecting the Separate Account.  See “Additional Information – Changes to the Separate Account.”

The Portfolios

The Separate Account invests in shares of certain portfolios.  The Zero Coupon Trust consists of one series with a maturity date of February 15, 2006.  The Zero Coupon Trust is registered with the Securities and Exchange Commission as a unit investment trust, and the other portfolios are part of mutual funds that are registered with the Securities and Exchange Commission as open-end management investment companies.  This registration does not involve supervision of the management or investment practices or policies of the portfolios or mutual funds by the Securities and Exchange Commission.

Each portfolio’s assets are held separate from the assets of the other portfolios, and each portfolio has investment objectives and policies that are different from those of the other portfolios.  Thus, each portfolio operates as a separate investment fund, and the income or losses of one portfolio generally have no effect on the investment performance of any other portfolio.

The following table summarizes each portfolio’s investment objective(s) and identifies its investment adviser (and subadviser, if applicable).  There is no assurance that any of the portfolios will achieve its stated objective(s).  You can find more detailed information about the portfolios, including a description of risks and expenses, in the prospectuses for the portfolios that accompany this prospectus.  You should read these prospectuses carefully.

Portfolio	Investment Objective and Investment Adviser
All Pro Large Cap Growth Portfolio
■ Seeks to achieve long-term capital appreciation.  The portfolio pursues its objective by investing primarily in equity securities of companies among the 750 largest by market capitalization at the time of purchase, which the subadvisers believe show potential for growth in future earnings.  Investment adviser is Market Street Investment Management Company; subadvisers are Cohen, Klingenstein & Marks, Inc. and Geewax, Terker & Co.

All Pro Large Cap Value Portfolio
■ Seeks to provide long-term capital appreciation. The portfolio attempts to achieve this objective by investing primarily in undervalued equity securities of companies among the 750 largest by market capitalizations at the time of purchase the subadvisers believe offer above-average potential for growth in future earnings. Investment adviser is Market Street Investment Management Company; subadvisers are Equinox Capital Management, Inc., Sanford G. Bernstein & Company, Inc. and Mellon Equity Associates.

All Pro Small Cap Growth Portfolio
■ Seeks to achieve long-term capital appreciation. The portfolio pursues its objective by investing primarily in equity securities of companies included in the Wilshire 5000 Equity Index at the time of purchase, which the subadvisers believe show potential for growth in future earnings. Investment adviser is Market Street Investment Management Company; subadvisers are Standish, Ayer & Wood and Husic Capital Management.

All Pro Small Cap Value Portfolio
■ Seeks to provide long-term capital appreciation. The portfolio pursues this objective by investing primarily in undervalued equity securities of companies included in the Wilshire 5000 Equity Index at the time of purchase, which the subadvisers believe offer above-average potential for growth in future earnings. Investment adviser is Market Street Investment Management Company; subadvisers are Reams Asset Management Company, LLC and Sterling Capital Management Company.

Equity 500 Index Portfolio
■ Seeks to provide long-term capital appreciation by investing primarily in common stocks included in the Standard & Poor's 500® Composite Stock Price Index.* Investment adviser is Market Street Investment Management Company; subadviser is State Street Global Advisors.

International Portfolio
■ Seeks long-term growth of capital principally through investments in a diversified portfolio of marketable equity securities of established foreign issuer companies. Investment adviser is Market Street Investment Management Company; subadviser is The Boston Company Asset Management, Inc.

Growth Portfolio
■ Seeks intermediate and long-term growth of capital by investing in common stocks of companies believed to offer above-average growth potential over both the intermediate and the long-term. Current income is a secondary consideration. Investment adviser is Sentinel Advisors Company.

Aggressive Growth Portfolio	■ Seeks to achieve a high level of long-term capital appreciation by investing in securities of a diverse group of smaller emerging companies. Investment adviser is Sentinel Advisors Company.
Managed Portfolio
■ Seeks to realize as high a level of long-term total rate of return as is consistent with prudent investment risk by investing in stocks, bonds, money market instruments, or a combination thereof. Investment adviser is Sentinel Advisors Company.

Bond Portfolio
■ Seeks to generate a high level of current income consistent with prudent investment risk by investing in a diversified portfolio of marketable debt securities. Investment adviser is Sentinel Advisors Company.

Money Market Portfolio	■ Seeks to provide maximum current income consistent with capital preservation and liquidity by investing in high-quality money market instruments. Investment adviser is Sentinel Advisors Company.

Stripped (“Zero”) U.S. Treasury Securities Fund, Provident Mutual Series A
■ Seeks to provide safety of capital and a high yield to maturity through investment in a fixed series consisting primarily of debt obligations issued by the United States that have been stripped of their unmatured interest coupons, coupons stripped from debt obligations of the United States, and receipts and certificates for such stripped debt

__________________

*  "Standard & Poor's®," "S&P®," "S&P 500®," "Standard & Poor's 500," and "500" are trademarks of The McGraw-Hill Companies, Inc. and have been licensed for use by PMLIC and its affiliates and subsidiaries. The Policy is not sponsored, endorsed, sold or promoted by Standard & Poor's and Standard & Poor's makes no representation regarding the advisability of investing in the Policy. See "Additional Information -- Standard & Poor's" below which sets forth certain additional disclaimers and limitations of liabilities on behalf of S&P.

obligations and coupons. Because the series invests in a fixed portfolio, there is no investment adviser. The sponsor, who is responsible for selling units of the Zero Coupon Trust to the Zero Coupon Bond Subaccount, is Merrill Lynch, Pierce, Fenner & Smith Incorporated ("MLPFS"). Units of the Trust are disposed of to the extent necessary for PMLIC to provide benefits and make reallocations under the Policies. MLPFS intends, but is not contractually obligated, to maintain a secondary market in Trust units. As long as a secondary market exists, PMLIC will sell such units to MLPFS at the Sponsor's repurchase price. Otherwise, units will be redeemed at the Trust's redemption price, which is typically a lower amount.

Alger American Small Capitalization Portfolio
■ Seeks long-term capital appreciation.  It focuses on small, fast-growing companies that offer innovative products, services or technologies to a rapidly expanding marketplace.  Under normal circumstances, the portfolio invests primarily in the equity securities of small capitalization companies.  A small capitalization company is one that has a market capitalization within the range of the Russell 2000 Growth Index® or the S&P SmallCap 600 Index®.  Investment adviser is Fred Alger Management, Inc.

Neuberger Berman Limited Maturity Bond Portfolio
■ Seeks the highest available current income consistent with low risk to principal and liquidity and secondarily, total return, through investment mainly in investment grade bonds. Investment adviser is Neuberger Berman Management Incorporated.

Neuberger Berman Partners Portfolio	■ Seeks capital growth through investment mainly in common stocks of medium- to large-capitalization companies. Investment adviser is Neuberger Berman Management Incorporated.
Strong Opportunity Fund II
■ Seeks capital growth by investing primarily in stocks of medium-capitalization companies that the portfolio's manager believes are underpriced, yet have attractive growth prospects. Investment adviser is Strong Capital Management, Inc.

Strong Mid Cap Growth Fund II
■ Seeks capital growth by investing at least 65% of its assets in stocks of medium-capitalization companies that the portfolio's managers believe have favorable prospects for accelerating growth of earnings, but are selling at reasonable valuations based on earnings, cash flow, or asset value. Investment adviser is Strong Capital Management, Inc.

Van Eck Worldwide Bond Portfolio	■ Seeks high total return through a flexible policy of investing globally, primarily in debt securities. Investment adviser is Van Eck Associates Corporation.
Van Eck Worldwide Emerging Markets Portfolio	■ Seeks long-term capital appreciation by investing primarily in equity securities in emerging markets around the world. Investment adviser is Van Eck Global Asset Management (Asia) Limited.
Van Eck Worldwide Hard Assets Portfolio
■ Seeks long-term capital appreciation by investing globally, primarily in "Hard Assets Securities." Hard Assets Securities include equity securities of Hard Asset Companies and securities, including structured notes, whose value is linked to the price of a Hard Asset commodity or a commodity index. Hard Asset Companies include companies that are directly or indirectly engaged to a significant extent in the exploration, development, production, or distribution of one or more of the following (together, "Hard Assets"): (a) precious metals; (b) ferrous and non-ferrous metals; (c) gas, petroleum, petrochemicals, or other hydrocarbons; (d) forest products; (e) real estate; and (f) other basic non-agricultural commodities. Income is a secondary consideration. Investment adviser is Van Eck Associates Corporation.

Van Eck Worldwide Real Estate Portfolio
■ Seeks to maximize total return by investing primarily in equity securities of domestic and foreign companies which are principally engaged in the real estate industry or which own significant real estate assets. Investment adviser is Van Eck Associates Corporation.

VIP Equity-Income Portfolio
■ Seeks reasonable income by investing primarily in income-producing equity securities. In choosing these securities, the VIP Equity-Income Portfolio considers the potential for capital appreciation. The portfolio's goal is to achieve a yield which exceeds the composite yield of the securities comprising the Standard and Poor's 500 Composite Stock Price Index. Investment adviser is Fidelity Management & Research Company.

VIP Growth Portfolio
■ Seeks to achieve capital appreciation. The VIP Growth Portfolio normally purchases common stocks, although its investments are not restricted to any one type of security. Capital appreciation may also be found in other types of securities, including bonds and preferred stocks. Investment adviser is Fidelity Management & Research Company.

VIP High Income Portfolio
■ Seeks to obtain a high level of current income by investing primarily in high-yielding, lower-rated, fixed-income securities, while also considering growth of capital. Investment adviser is Fidelity Management & Research Company.

VIP Overseas Portfolio
■ Seeks long term growth of capital primarily through investments in foreign securities. The VIP Overseas Portfolio provides a means for diversification by participating in companies and economies outside of the United States. Investment adviser is Fidelity Management & Research Company; subadvisers are Fidelity Management & Research (U.K.) Inc., Fidelity Management & Research (Far East) Inc., Fidelity International Investment Advisors, and Fidelity International Investment Advisors (U.K.) Limited.

VIP II Asset Manager Portfolio
■ Seeks to obtain high total return with reduced risk over the long-term by allocating its assets among stocks, bonds and short-term money market instruments. Investment adviser is Fidelity Management & Research Company; subadvisers are Fidelity Management & Research (U.K.) Inc. and Fidelity Management & Research (Far East) Inc.

VIP II Contrafund® Portfolio
■ Seeks capital appreciation by investing in securities of companies where value is not fully recognized by the public. Investment adviser is Fidelity Management & Research Company; subadvisers are Fidelity

Management & Research (U.K.) Inc. and Fidelity Management & Research (Far East) Inc.

VIP II Investment Grade Bond Portfolio	■ Seeks high current income by investing in investment-grade debt securities. Investment adviser is Fidelity Management & Research Company.

In addition to the Separate Account, the portfolios may sell shares to other separate investment accounts established by other insurance companies to support variable annuity contracts and variable life insurance policies or qualified retirement plans, or to certain pension and retirement plans qualifying under Section 401 of the Code.  It is possible that, in the future, material conflicts could arise as a result of such “mixed and shared” investing.  See “Additional Information – Potential Conflicts of Interest.”

These portfolios are not available for purchase directly by general public, and are not the same as other mutual fund portfolios with very similar or nearly identical names that are sold directly to the public.  However, the investment objectives and policies of certain portfolios available under the Policy are very similar to the investment objectives and policies of certain portfolios that are or may be managed by the same investment adviser or manager.  Nevertheless, the investment performance of the portfolios available under the Policy may be lower or higher than the investment performance of these other (publicly available) portfolios.  There can be no assurance, and we make no representation, that the investment performance of any of the portfolios available under the Policy will be comparable to the investment performance of any other portfolio, even if the other portfolio has the same investment adviser or manager, the same investment objectives and policies, and a very similar name.

PMLIC may receive compensation from the investment adviser of a fund (or affiliates thereof) in connection with administration, distribution, or other services provided with respect to the funds and their availability through the Policies.  The amount of this compensation is based upon a percentage of the assets of the fund attributable to the Policies and other policies issued by PMLIC.  These percentages differ, and some advisers (or affiliates) may pay us more than others.

Please read the portfolio prospectuses to obtain more complete information regarding the portfolios.  Keep these prospectuses for future reference.

The Policy

Purchasing a Policy

To purchase a Policy, you must submit a completed application and an initial premium to us at our Service Center.  You may also send the application and initial premium to us through any licensed life insurance agent who is appointed by PMLIC and who is also a registered representative of 1717 Capital Management Company (“1717”), the principal underwriter for the Policy (as well as for other variable life policies), or a registered representative of a broker-dealer having a selling agreement with 1717, or a registered representative of a broker-dealer having a selling agreement with these broker-dealers.

The minimum initial face amount is $500,000 for issue ages 21 and over, and $250,000 for issue ages under 21.  (For Policies issued to residents of New York State, the minimum initial face amount is $2,500,001).

Generally, the Policy is available for insureds between issue ages 1-75.  We can provide you with details as to our underwriting standards when you apply for a Policy.  We reserve the right to modify our minimum face amount and underwriting requirements at any time.  We must receive evidence of insurability that satisfies our underwriting standards before we will issue a Policy.  We reserve the right to reject an application for any reason permitted by law.

When Insurance Coverage Takes Effect

Full insurance coverage under the Policy will take effect only if the proposed insured is alive and in the same condition of health as described in the application when we deliver the Policy to you, and if the minimum initial premium has been paid.

Temporary Insurance Coverage.  Before full insurance coverage takes effect, you may receive temporary insurance coverage, subject to our underwriting rules and Policy conditions, if:

1.	You answer “no” to the health questions in the temporary insurance agreement; and

2.	You pay the minimum initial premium when the application is signed.

Temporary insurance coverage shall not exceed the lesser of:

1.	The face amount applied for, including term insurance riders; or

2.	$500,000.

If we do not approve your application, we will make a full refund of the initial premium paid with the application.

If the insurance does not take affect under these conditions, then no insurance shall take effect unless a Policy is delivered to and accepted by the applicant, and the minimum initial premium is paid before any change in the insurability of any proposed insured since the date of application.

Temporary life insurance coverage is void if the application contains any material misrepresentation.  Benefits will also be denied if any proposed insured commits suicide.

Temporary life insurance coverage terminates automatically, and without notice, on the earliest of:

▪	5 days from the date we mail you notification of termination of coverage; or

▪	the date that full insurance coverage takes effect under the Policy; or

▪	the date a policy, other than the Policy applied for, is offered to you; or

▪	the 90th day from the date of the temporary agreement.

Full Insurance Coverage.  Once we determine that the insured meets our underwriting requirements, full insurance coverage beings, we issue the Policy, and we begin to deduct monthly charges from your policy account value.  This date is the policy issue date.

Canceling a Policy (Free Look Right)

Initial Free Look.  You may cancel a Policy during the free look period by providing a written notice of cancellation and returning the Policy to us or to the agent who sold it.  The free look period begins when you receive the Policy and generally expires upon the later of:  (1) 10 days after you receive the Policy; (2) 45 days after you signed Part I of the application; or (3) 10 days after we mail or personally deliver a notice of withdrawal right to you.  This period will be longer if required by state law.  If you decide to cancel the Policy during the free look period, we will treat the Policy as if we never issued it.

Within 7 days after we receive the returned Policy, we will refund an amount equal to the sum of:

1.	The policy account value as of the date we receive the returned Policy, plus

2.	Any premium tax charges deducted from premiums paid, plus

3.	Any monthly deductions charged against the policy account value, plus

4.	An amount reflecting other charges deducted (directly or indirectly) under the Policy.

The free look period may be longer in some states and, where state law requires, the refund will equal all payments you made (less any partial withdrawals and indebtedness).

Free Look for Increase in Face Amount.  A free look period also begins if you request an increase in face amount.  You may cancel an increase in face amount until the later of:

(1) 10 days after you receive the new Policy Schedule pages reflecting the increase; or (2) 45 days after you signed the application for the increase.  If you exercise this right, all monthly deductions attributable to the increase plus the face amount increase charge will be credited to the Subaccounts and the Guaranteed Account in the same proportion as they were deducted, unless you request a refund of this amount.

Ownership Rights

The Policy belongs to the owner named in the application.  While the insured is living, the owner may exercise all of the rights and options described in the Policy.  The owner is the insured unless the application specifies a different person as the insured or the owner is changed thereafter.  If the owner is not the insured and dies before the insured, ownership of the Policy will pass to the owner’s estate, unless a contingent owner has been designated.  To the extent permitted by law, Policy benefits are not subject to any legal process for the payment of any claim against the payee, and no right or benefit will be subject to claims of creditors (except as may be provided by assignment).

The owner may exercise certain rights described below.

Selecting and Changing the Beneficiary
• You designate the beneficiary (the person to receive the insurance proceeds when the insured dies) in the application.

• You may designate more than one beneficiary.  If you designate more than one beneficiary, then each beneficiary that survives the insured      shares equally in any insurance proceeds unless the beneficiary designation states otherwise.

• If there is not a designated beneficiary surviving at the insured’s death, we will pay the insurance proceeds in a lump sum to the insured’s estate.

• You can change the beneficiary by providing us with written notice while the insured is living.

• The change is effective as of the date you complete and sign the written notice, regardless of whether the insured is living when we receive the notice.

• We are not liable for any payment or other actions we take before we receive your written notice.

• A beneficiary generally may not pledge, commute, or otherwise encumber or alienate payments under the Policy before they are due.

Changing the Owner
• You may change the owner by providing a written notice to us at any time while the insured is alive.

• The change is effective as of the date you complete and sign the written notice, regardless of whether the insured is living when we receive the request.

• We are not liable for any payment or other actions we take before we receive your written notice.

• Changing the owner does not automatically change the beneficiary or the insured.

• Changing the owner may have tax consequences.  You should consult a tax adviser before changing the owner.

Assigning the Policy
• You may assign Policy rights while the insured is alive by submitting written notice to us.

• Your interests and the interests of any beneficiary or other person will be subject to any assignment.

• You retain any ownership rights that are not assigned.

• Assignments are subject to any policy loan.

• We are not:
  bound by any assignment unless we receive a written notice of the assignment;
   responsible for the validity of any assignment or determining the extend of an assignee’s interest; or
   liable for any payment we make before we receive written notice of the assignment.
• Assigning the Policy may have tax consequences.  See “Federal Tax Considerations – Tax Treatment of Policy Benefits.”

Premiums

Minimum Initial Premium.  The minimum initial premium is due on or before the date the Policy is delivered.  No insurance will take effect until the minimum initial premium is paid, and the health and other conditions of the insured described in the application must not have changed.

Premium Flexibility.  When you apply for a Policy, you will elect to pay premiums on a quarterly, semiannual, or annual basis (planned periodic premiums).  We will then send you a premium reminder notice as each payment becomes “due.”  However, you do not have to pay premiums according to any schedule.  You have flexibility to determine the frequency and the amount of the premiums you pay, and you can change the planned periodic premium schedule at any time.  If you are submitting a premium payment pursuant to a premium reminder notice, the address for payment will be enclosed with the notice.  You may also send your premium payments to our Service Center.  If you have an outstanding policy loan, we will credit all payments you send to us as loan repayments unless you provide written notice for the payments to be applied as premium payments.  (For New York residents, we will credit all payments you send to us as premium payments unless you provide written notice for the payments to be applied as loan repayments.)  You may also choose to have premium payments automatically deducted monthly from your bank account or other source under the automatic payment plan.  Payment of the planned periodic premiums does not guarantee that the Policy will remain in Force.  See “Policy Lapse and Reinstatement.”

You may not pay any premiums after the Policy’s final policy date.  You may not pay premiums less than $100.  We have the right to limit or refund any premium or portion of a premium if:

1.	The premium would disqualify the Policy as a life insurance contract under the Code;

2.	The amount you pay is less than the minimum dollar amount allowed (currently $100); or

3.	The premium would increase the net amount at risk (unless you provide us with satisfactory evidence of insurability).

You can stop paying premiums at any time and your Policy will continue in force until the earlier of the final policy date, or the date when either: (1) the insured dies; (2) the grace period ends without a sufficient payment (see “Policy Lapse and Reinstatement”); or (3) we receive your written notice requesting a surrender of the Policy.

Premium Limitations.  The Code provides for exclusion of the death benefit from a beneficiary’s gross income if total premium payments do not exceed certain stated limits.  In no event can the total of all premiums paid under a Policy exceed these limits.  We have established procedures to monitor whether aggregate premiums paid under a Policy exceed those limits.  If a premium is paid which would result in total premiums exceeding these limits, we will accept only that portion of the premium which would make total premiums equal the maximum amount which may be paid under the Policy.  We will notify you of available options with regard to the excess premium.  If a satisfactory arrangement is not made, we will refund this excess to you.  if total premiums do exceed the maximum premium limitations established by the Code, however, the excess of a Policy’s death benefit over the Policy’s cash surrender value (i.e., the policy account value less any surrender charges or additional surrender charges) should still be excludable from gross income.

The maximum premium limitations set forth in the Code depend in part upon the amount of the death benefit at any time.  As a result, any Policy changes which affect the amount of the death benefit may affect whether cumulative premiums paid under the Policy exceed the maximum premium limitations.

Tax-Free Exchanges (1035 Exchanges).  We may accept as part of your initial premium, money from another life insurance contract that qualified for a tax-free exchange under Section 1035 of the Code, contingent upon receipt of the cash from that contract.  If you contemplate such an exchange, you should consult a tax adviser to discuss the potential tax effects of such a transaction.

Allocating Premiums

When you apply for a Policy, you must instruct us in the application to allocate your net premium to one or more Subaccounts of the Separate Account and/or to the Guaranteed Account according to the following rules:

•	Allocation percentages must be in whole numbers and the sum of the percentages must equal 100%.

•	We will allocate the net premium as of the date we receive it at our Service Center according to your current premium allocation instructions.

•
You can change the allocation instructions for additional net premiums without charge by providing us with written notice.  Any change in allocation instructions will be effective on the date we record the change.

Investment returns from amounts allocated to the Subaccounts will vary with the investment performance of these Subaccounts and will be reduced by Policy charges.  You bear the entire investment risk for amounts you allocate to the Subaccounts.  You should periodically review your allocation schedule in light of market conditions and your overall financial objectives.

If you have allocated net premiums to the Zero Coupon Bond Subaccount, we will notify you 30 days before the maturity date of the securities in a series of the Zero Coupon Trust so you may choose to transfer your policy account value to another Subaccount and/or the Guaranteed Account.  If you do not tell us where to transfer your money within this 30-day period, the policy account value is the Zero Coupon Bond Subaccount will be transferred to the Money Market Subaccount.

Certain states require us to refund all payments (less any partial withdrawals and indebtedness) in the event you cancel the Policy during the free look period.  See “Canceling a Policy (Free Look Right).”  In those states, we will allocate to the Money Market Subaccount any premiums you request to be allocated to Subaccount(s) which are received at our Service Center within 15 days from the latter of: (1) the policy issue date; or (2) the date we receive the minimum initial premium.  After the 15-day period ends, the value in the Money Market Subaccount is allocated among the Subaccounts as indicated in the application.  We invest all net premiums paid thereafter based on the allocation percentages then in effect.

Policy Account Values

Policy Account Value

The policy account value serves as the starting point for calculating values under a Policy.

Policy account value:
• equals the sum of all values in the Guaranteed Account, the Loan Account, and in each Subaccount;
• is determined first on the policy date and then on each valuation day; and
• has no guaranteed minimum amount and may be more or less than premiums paid.

Net Cash Surrender Value

The net cash surrender value is the amount we pay to you when you surrender your Policy.  We determine the net cash surrender value at the end of the valuation period when we receive your written surrender request.

Net cash surrender value at the end of any valuation day equals:	• the policy account value as of such date; minus • any surrender charge or additional surrender charge as of such date; minus • any outstanding indebtedness.

Subaccount Value

At the end of any valuation period, the Subaccount value is equal to the number of units in the Subaccount multiplied by the unit value of that Subaccount.

The number of units in any Subaccount at the end of any valuation day equals:
• the initial units purchased at the unit value on the policy issue date; plus
• units purchased with additional net premiums; plus
• units purchased via transfers from another Subaccount, the Guaranteed Account, or the Loan Account; minus
• units redeemed to pay for monthly deductions; minus
• units redeemed to pay for partial withdrawals; minus
• units redeemed as part of a transfer to another Subaccount, the Guaranteed Account, or the Loan Account

Every time you allocate or transfer money to or from a Subaccount, we convert that dollar amount into units.  We determine the number of units we credit to, or subtract from, your Policy by dividing the dollar amount of the transaction by the unit value for that Subaccount at the end of the valuation period.

Unit Value

We determine a unit value for each Subaccount to reflect how investment performance affects the policy account value.  Unit values will vary amount Subaccounts.  The unit value may increase or decrease from one valuation period to the next.

The unit value of any Subaccount at the end of any valuation day equals:	• the unit value of the Subaccount on the immediately preceding valuation day; multiplied by • the net investment factor for that Subaccount on that valuation day.
The net investment factor:
• measures the investment performance of a Subaccount from one valuation period to the next;
• increases to reflect investment income and capital gains (realized and unrealized) for the shares of the underlying portfolio; and
• decreases to reflect any capital losses (realized and unrealized) for the shares of the underlying portfolio, as well as the mortality and expense risk charge and the Zero Coupon Bond Subaccount transaction charge.

Guaranteed Account Value

On the policy issue date, the Guaranteed Account value is equal to the net premiums allocated to the Guaranteed Account, less the portion of the first monthly deduction taken from the Guaranteed Account.

The Guaranteed Account value at the end of any valuation day is equal to:
• the net premium(s) allocated to the Guaranteed Account; plus
• any amounts transferred to the Guaranteed Account (including amounts transferred from the Loan Account); plus
• interest credited to the Guaranteed Account; minus
• amounts deducted to pay for monthly deductions; minus
• amounts withdrawn from the Guaranteed Account; minus
• amounts transferred from the Guaranteed Account to a Subaccount or to the Loan Account.

Interest will be credited to the Guaranteed Account on each policy processing day as follows:

▶	for amounts in the Guaranteed Account for the entire policy month - interest will be credited from the beginning to the end of the policy month

▶	for amounts allocated to the Guaranteed Account during the prior month - interest will be credited from the date the net premium or loan repayment is allocated to the end of the policy month

▶	for amounts transferred to the Guaranteed Account during the prior policy month - interest will be credited from the date of the transfer to the end of the policy month

▶
for amounts deducted or withdrawn from the Guaranteed Account during the prior policy month - interest will be credited from the beginning of the prior policy month to the date of deduction or withdrawal

Charges and Deductions

We make certain charges and deductions under the Policy.  These charges and deductions compensate us for: (1) services and benefits we provide; (2) costs and expenses we incur; and (3) risks we assume.

Services and benefits we provide:	• the death benefit, cash, and loan benefits under the Policy • investment options, including premium allocations • administration of elective options • the distribution of reports to owners
Costs and expenses we incur:
• costs associated with processing and underwriting applications, and with issuing and administering the Policy (including any riders)
• overhead and other expenses for providing services and benefits
• sales and marketing expenses
• other costs of doing business, such as collecting premiums, maintaining records, processing claims, effecting transactions, and paying Federal, state, and local premium and other taxes and fees

Risk we assume:
• that the cost of insurance charges we may deduct are insufficient to meet our actual claims because insureds die sooner than we estimate
• that the costs of providing the services and benefits under the Policies exceed the charges we deduct

Premium Tax Charge

Prior to allocation of net premium, we deduct a premium tax charge from each premium to compensate us for state and local premium taxes.  We credit the remaining amount (the net premium) to your policy account value according to your allocation instructions.  The premium tax charge is based on the rate for the insured’s residence at the time the premium is paid.  Premium taxes vary from state to state but range from 0% to 4%.  No premium tax charge is deducted in jurisdictions that impose no premium tax.

Monthly Deduction

We deduct a monthly deduction from the policy account value on the policy date and on each policy processing day to compensate us for administrative expenses and for the Policy’s insurance coverage.  We will make deductions from each Subaccount and the Guaranteed Account in accordance with the allocation percentage for monthly deductions you chose at the time of application, or as later changed by written notice.  If we cannot make a monthly deduction on this basis, we will make deductions on a pro rata basis (i.e., in the same proportion that the value in each Subaccount and the Guaranteed Account bears to the unloaned policy account value on the policy processing day).  Because portions of the monthly deduction (such as the cost of insurance) can vary from month-to-month, the monthly deduction will also vary.

If the policy date is set prior to the policy issue date, a monthly deduction will accrue on the policy date and on each policy processing day until the policy issue date.  On the policy issue date, these accrued monthly deductions will be deducted from the policy account value.  The maximum amount deducted on the policy issue date will equal the sub of 6 monthly deductions.  We will then deduct a monthly deduction from the policy account value on each policy processing day thereafter as described above.

The monthly deduction has 4 components:

•	the cost of insurance charge

•	the monthly administrative charge

•	the initial administrative charge (only deducted on the policy date)

•	charges for any riders (as specified in the applicable rider(s))

Cost of Insurance.  We assess a monthly cost of insurance charge to compensate us for underwriting the death benefit.  The charge depends on a number of variables (issue age, sex, premium class, policy year, and face amount) that would cause it to vary from Policy to Policy and from policy processing day to policy processing day.  Your Policy’s specifications page indicates the guaranteed cost of insurance charge applicable to your Policy.

Cost of insurance charge
The cost of insurance charge is equal to:
• the monthly cost of insurance rate; multiplied by
• the net amount at risk for your Policy on the policy processing day.

The net amount at risk is equal to:
• the death benefit on the policy processing day; minus
• the policy account value on the policy processing day.

We calculate the cost of insurance charge separately for the initial face amount and for any increase in face amount.  If we approve an increase in your Policy’s face amount, then a different premium class (and a different cost of insurance charge) may apply to the increase, based on the insured’s circumstances at the time of the increase.  If, however, the death benefit is the policy account value times the specified percentage, the rate for the premium class for the initial face amount will be used for the amount of the death benefit in excess of the total face amount.

Net Amount at Risk.  We also calculate the net amount at risk separately for the initial face amount and for any increase in face amount.  In determining the net amount at risk for each increment of face amount, the policy account value is first considered part of the initial face amount.  If the policy account value exceeds the initial face amount, it is then considered as part of any increases in face amount in the order these increases took effect.

Cost of insurance rates.  We base the cost of insurance rates on the insured’s attained age, premium class, and the face amount.  The actual monthly cost of insurance rates is based on our expectations as to future mortality and expense experience.  The rates will never be greater than the guaranteed cost of insurance rates stated in your Policy.  These guaranteed rates are based on the 1980 Commissioner’s Standard Ordinary Smoke and Nonsmoker Mortality Table and the insured’s attained age, sex, and premium class.  For Policies issued in states which require “unisex” policies or in conjunction with employee benefit plans, the maximum cost of insurance charge depends only on the insured’s attained age, premium class, and the 1980 Commissioner’s Standard Ordinary Mortality Table NB and SB.  For Policies sold in Massachusetts, New Jersey and New York in non-employer sponsored arrangements, both current and guaranteed cost of insurance rates also vary based on the sex of the insured.  Any change in the cost of insurance rates will apply to all persons of the same attained age, sex, premium class, and number of full years insurance has been in force.

Premium class.  The premium class of the insured will affect the cost of insurance rates.  We currently place insureds into standard classes and classes with extra ratings, which reflect higher mortality risks.

•	In an otherwise identical Policy, an insured in the standard class will have a lower cost of insurance than an insured in a class with extra ratings.

•
The standard premium class is divided into 2 categories: smoke and nonsmoker.  Nonsmoking insureds will generally incur lower cost of insurance rates than insureds who are classified as smokers in the same premium class.  The nonsmoker designation is not available for insureds under attained age 21, but shortly before an insured attains 21, we will notify the insured about possible classification as a nonsmoker and will send the insured an application for change in premium class.  If the insured does not qualify as a nonsmoker or does not return the application, cost of insurance rates will remain as shown in the Policy.  However, if the insured returns the application and qualifies as a nonsmoker, the cost of insurance rates will be changed to reflect the nonsmoker classification.

Monthly Administrative Charge.  Each month we deduct an $8.00 monthly administrative charge to compensate us for ordinary administrative expenses such as record keeping, processing death benefit claims and Policy changes, preparing and mailing reports, and overhead costs.  This charge may be increased but will not exceed $16 per month.

Initial Administrative Charge.  On the policy date only, we deduct a $300 initial administrative charge for policy issue costs.

Charges for Riders.  The monthly deduction includes charges for any supplemental insurance benefits you add to your Policy by rider.  See “Other Policy Information – Supplement Benefits and Riders.”

Mortality and Expense Risk Charge

We deduct a daily charge from each Subaccount (but not the Guaranteed Account) to compensate us for certain mortality and expense risks we assume.  The mortality risk is that an insured will live for a shorter time than we project.  The expense risk is that the expenses that we incur will exceed the administrative charge limits we set in the Policy.

This charge is equal to:

•	the assets in each Subaccount, multiplied by

•	0.002055%, which is the daily portion of the annual mortality and expense risk charge rate of 0.75% during all policy years.

If this charge does not cover our actual costs, we absorb the loss.  Conversely, if the charge more than covers actual costs, the excess is added to our surplus.  We expect to profit from this charge and may use these profits for any lawful purpose including covering distribution expenses.  We guarantee that we will not increase this mortality and expense risk charge.

Zero Coupon Bond Subaccount Charge

We also deduct a daily charge from the Zero Coupon Bond Subaccount to reimburse us for transaction charges we have paid from our general account to Merrill Lynch, Pierce, Fenner & Smith Incorporated on the sale of Zero Coupon Trust units to the Zero Coupon Bond Subaccount.  This charge is equal to 0.000685%, which is the daily portion of the annual charge of 0.25%.  We may increase the charge to a maximum annual rate of 0.50%.

Surrender Charges and Additional Surrender Charges

Surrender charges and additional surrender charges are deducted to compensate us partially for the cost of administering, issuing and selling the Policy, including agent sales commissions, the cost of printing the prospectuses and sales literature, any advertising costs, medical exams, review of applications for insurance, processing of the applications, establishing policy records, and Policy issue.  We do not expect surrender charges and additional surrender charges to cover all of these costs.  To the extent that they do not, we will cover the short-fall from our general account assets, which may include profits from the mortality and expense risk charge and cost of insurance charge.

Surrender Charge.  If your Policy lapses or you fully surrender your Policy during the first 10 policy years, we deduct a surrender charge from your policy account value and pay the remaining amount (less any outstanding indebtedness) to you.  The payment you receive is called the net cash surrender value.  This surrender charge does not apply to partial withdrawals.

The surrender charge equals the lesser of a or b (less any deferred sales charge previously paid at the time of a prior decrease in face amount), where:

a = 30% of all premiums paid during the first policy year up to one target premium, plus 9% of all other premiums paid to the date of lapse or surrender; or

b = the following percentage of target premium:

Policy Year(s)	% of Target Premium For the Initial Face Amount
1-6	50%
7	40%
8	30%
9	20%
10	10%
11+	0%

Additional Surrender Charge.  Within 10 years after the effective date of an increase in face amount, we deduct an additional surrender charge if you surrender the Policy or it lapses.

The additional surrender charge equals the lesser of a or b (less any additional deferred sales charge for this increase previously paid at the time of a decrease in face amount), where:

a = 30% of premiums paid during the 12 policy months after an increase in face amount up to the first target premium for that increase, plus 9% of all other premiums paid to the date of lapse or surrender; or

b = the following percentage of target premium:

Number of Years Following the Effective Date	% of Target Premium for Each Increase in Face Amount
1-6	50%
7	40%
8	30%
9	20%
10	10%
11+	0%

Decrease in Face Amount.  In the event of a decrease in face amount before the end of the 10th policy year or within 10 years after an increase in face amount, we deduct a charge that is a portion of the surrender charge and/or additional surrender charge.

♦
If there have been no increases in face amount, we determine this portion by dividing the amount of the decrease by the current face amount and multiplying the result by the surrender charge and/or additional surrender charge.

♦	If more than one surrender charge and/or additional surrender charge is in effect because of one or more increases in face amount, we apply the surrender charge and/or additional surrender charge in the following order: (1) the most recent increase, followed by (2) the next most recent increases in succession, and (3) the initial face amount.

♦
Where a decrease causes a partial reduction in an increase or in the initial face amount, we will deduct a proportionate share of the surrender charge or additional surrender charge for that increase or for the initial face amount.

♦
We will deduct the surrender charge and/or additional surrender charge applicable to the decrease from the policy account value and the remaining surrender charge and/or additional surrender charge will be reduced by the amount deducted.

♦
We will deduct the surrender charge and/or additional surrender charge from the Subaccounts and the Guaranteed Account based on the proportion that the values in the Subaccounts and the Guaranteed Account bear to the total unloaned policy account value.

♦
The surrender charge, additional surrender charge, and target premium vary based on the insured’s attained age, sex, premium class, and initial face amount.  The maximum target premium for any Policy is $64.20 per $1,000 of face amount.  Your Policy’s specifications page indicates the surrender charges, additional surrender charges, and target premium applicable to your Policy.

♦
The surrender charge and additional surrender charge may be significant.  You should carefully calculate these charges before you request a surrender or decrease in face amount.  Under some circumstances the level of surrender charges and additional surrender charges might result in no net cash surrender value available.

Face Amount Increase Charge

If you increase the face amount, we will deduct a charge of $300 from the policy account value on the effective date of this increase.  This charge will be deducted from the Subaccounts and the Guaranteed Account based on the allocation schedule for monthly deductions in effect at the time of the increase.  We deduct this charge to compensate us for administrative expenses incurred in connection with the increase, including medical exams, review of the application for the increase, underwriting decisions, application processing, and changing Policy records and the Policy.

Partial Withdrawal Charge

After the first policy year, you may request a partial withdrawal from your policy account value.  For each partial withdrawal, we will deduct a $25 fee from the remaining policy account value.  This charge is to compensate us for administrative costs in generating the withdrawn payment and in making all calculations which may be required because of the partial withdrawal.

Transfer Charge

We currently allow you to make 12 transfers among the Subaccounts or the Guaranteed Account each policy year with no additional charge.

•	We deduct $25 for the 13th and each additional transfer made during a policy year to compensate us for the costs of processing these transfers.

•
For purposes of assessing the transfer charge, we consider each telephone or written request to be one transfer, regardless of the number of Subaccounts (or Guaranteed Account) affected by the transfer.

•	We deduct the transfer charge from the amount being transferred.

•
Transfers due to dollar cost averaging, automatic asset rebalancing, loans, the exchange privilege, the special transfer right, change in Subaccount investment policy, or the initial reallocation of account values from the Money Market Subaccount do not count as transfers for the purpose of assessing this charge.

Portfolio Expenses

The value of the net assets of each Subaccount reflects the management fees and other expenses incurred by the corresponding portfolio in which the Subaccount invests.  For further information, consult the portfolios’ prospectuses and the Annual Portfolio Operating Expenses table included in the summary of this prospectus.

Death Benefit

Insurance Proceeds

As long as the Policy is in force, we will pay the insurance proceeds to the beneficiary once we receive satisfactory proof of the insured’s death.  We may require you to return the Policy.  We will pay the insurance proceeds in a lump sum or under a settlement option.  If the beneficiary dies before the insured, we will pay the insurance proceeds in a lump sum to the insured’s estate.  See “Death Benefit – Settlement Options” and “Other Policy Information – Payment of Policy Benefits.”

Insurance Proceeds equal:	■ the death benefit (described below); plus ■ any additional insurance provided by rider; minus ■ any unpaid monthly deductions; minus ■ any outstanding indebtedness.

If all or part of the insurance proceeds are paid in one sum, we will pay interest on this sum at the annual rate of 3% of any higher rate as required by applicable state law from the date of the insured’s death to the date we make payment.

An increase in the face amount will increase the death benefit, and a decrease in the face amount will decrease the death benefit.

We may further adjust the amount of the insurance proceeds under certain circumstances.  See “Other Policy Information – Our Right to Contest the Policy,” and “Other Policy Information – Misstatement of Age or Sex.”

Death Benefit Options

The Policy provides two death benefit options: Option A and Option B.  We calculate the amount available under each death benefit option as of the date of the insured’s death.  Under either option, the length of the death benefit coverage depends upon the Policy’s net cash surrender value.  See “Policy Lapse and Reinstatement.”

The Death Benefit under Option A is the greater of:
■ the face amount; or
■ the policy account value (determined on the valuation day on or next following the date of the insured’s death) multiplied by the applicable percentage listed in the table below.

The Death Benefit under Option B is the greater of:
■ the face amount plus the policy account value (determined on the valuation day on or next following the date of the insured’s death); or
■ the policy account value (determined on the valuation day on or next following the date of the insured’s death) multiplied by the applicable percentage listed in the table below.

Attained Age	Percentage	Attained Age	Percentage
40 and under	205%	60	130%
45	215%	65	120%
50	185%	70	115%
55	150%	75 through 90	105%
		95	100%

For attained ages not shown, the percentages decrease pro rata for each full year.

Which Death Benefit Option to Choose.  If you prefer to have premium payments and favorable investment performance reflected partly in the form of an increasing death benefit, you should choose Option B.  If you are satisfied with the amount of the insured’s existing insurance coverage and prefer to have premium payments and favorable investment performance reflected to the maximum extent in the policy account value, you should choose Option A.

The amount of the death benefit may vary with the policy account value.

▶	Under Option A, the death benefit will vary with the policy account value whenever the policy account value multiplied by the applicable percentage is greater than the face amount.

▶	Under Option B, the death benefit will always vary with the policy account value.

Changing Death Benefit Options

After the first policy year of 12 months after a face amount increase, you may change death benefit options without evidence of insurability and with no additional charge while the Policy is in force.  Changing the death benefit option may have tax consequences and may affect the net amount at risk over time (which would affect the monthly cost of insurance charge).  However, we will not permit any change that would result in your Policy being disqualified as a life insurance contract under Section 7702 of the Code.  You should consult a tax adviser before changing death benefit options.

■	You must submit a written request for any change in death benefit options.

■	We may require you to return your Policy to make a change.

■	The effective date of the change in death benefit option will be the policy processing day on or following the date when we approve your request for a change.

If you change from Option A to Option B:

✓
We will decrease the face amount (beginning with the most recent increase, then the next most recent increases in succession, and then the initial face amount) by the policy account value on the effective date of the change.

✓	The death benefit will not change on the effective date of the change.

✓
The net amount at risk will greatly remain level.  This means there will be a relative increase in the cost of insurance charges over time because the net amount at risk will mean level rather than decrease as the policy account value increases (unless the death benefit is based on the applicable percentage of the policy account value).

✓	If the face amount would be reduced to less than the minimum initial face amount or minimum amount in which the Policy could be issued, then we will not allow the change in death benefit option.

If you change from Option B to Option A:

✓	The face amount will be increased by the policy account value on the effective date of the change.

✓	The death benefit will not change on the effective date of the change.

✓
Unless the death benefit is based on the applicable percentage of policy account value, if the policy account value increases, the net amount at risk will decrease over time, thereby reducing the cost of insurance charge.

Changing the Face Amount

You select the face amount when you apply for the Policy.  After the first policy year, you may change the face amount subject to the conditions described below.  We may require you to return your Policy to make a change.  We will not permit any change that would result in your Policy being disqualified as a life insurance contract under Section 7702 of the Code.  However, changing the face amount may have tax consequences and you should consult a tax adviser before doing so.

Increasing the Face Amount

•	You may increase the face amount by submitting a written application and providing evidence of insurability satisfactory to us at our Service Center.

•
On the effective date of an increase, and taking the increase into account, the net cash surrender value must be equal to the monthly deductions then due and the charge for the increase.  If not, the increase will not occur until you pay sufficient additional premium to increase the net cash surrender value.

•	An increase will be effective on the policy processing day on or next following the date we approve your application, provided we have received any premium necessary to make the change.

•	We apply a face amount increase charge.

•	The minimum increase is $100,000.

•	You may not increase the face amount after the insured’s attained age 75 or if the face amount was increased during the prior 12-month period.

•	Each increase in face amount will begin a 10-year period during which an additional surrender charges will apply if you surrender the Policy.

•	The total net amount at risk will be affected, which will increase the monthly cost of insurance charges.

•	A different cost of insurance charge may apply to the increase in face amount, based on the insured’s circumstances at the time of the increase.

We use a special method to allocate a portion of the existing policy account value to an increase in face amount and to allocate subsequent premium payments between the initial face amount and the increase.  We allocate the policy account value according to the ratio between the guideline annual premium for the initial face amount and the guideline annual premium for the total face amount on the effective date of the increase (before any deductions are made).  We allocate premium payments made on or after the effective date of the increase between the initial face amount and the increase using the same ratio as is used to allocate the policy account value.  In the event that there is more than one increase in face amount, guideline annual premiums for each increment of face amount are used to allocate policy account values and subsequent premium payments among the various increments of face amounts.

Decreasing the Face Amount

•
You must submit a written request to decrease the face amount.  During policy years 2 through 10 you may not decrease the face amount below the minimum face amount.  After the 10th policy year, the minimum face amount cannot be less than $200,000.  The decrease must be for at least $100,000.

•	A decrease is not allowed for 12 months following an increase in face amount.

•	Any decrease will be effective on the policy processing day on or next following the date we approve your request.

•	Decreasing the face amount may result in a surrender charge and/or additional surrender charge, which will reduce policy account value.

•
A decrease in face amount generally will decrease the net amount at risk, which will decrease the cost of insurance charges.  For purposes of determining the cost of insurance charge and any surrender charge, any decrease will first be used to reduce the most recent increase, then the next most recent increases in succession, and then the initial face amount.

•	We will not allow a decrease in face amount if this decrease would cause the Policy to no longer quality as life insurance under the Code.

Settlement Options

There are several ways of receiving proceeds under the death benefit and surrender provisions of the Policy, other than in a lump sum.  None of these options vary with the investment performance of the Separate Account.  More detailed information concerning these settlement options is available on request from our Service Center.  See “Other Policy Information – Payment of Policy Benefits.”

Accelerated Death Benefit

Under the Accelerated Death Benefit rider, you may receive an accelerated payment of part of the Policy’s death benefit when one of the following two events occurs:

1.	Terminal Illness. The insured develops a non-correctable medical condition which is expected to result in his or her death within 12 months; or

2.
Permanent Confinement to a Nursing Care Facility.  The insured has been confined to a nursing care facility for 180 days and is expected to remain in such a facility for the remainder of his or her life.

There is no additional charge for this rider.  However, an administrative charge, currently $100 and not to exceed $250, will be deducted from the accelerated death benefit at the time it is paid.  See “Other Policy Information – Supplemental Benefits and Riders.”

Surrenders and Partial Withdrawals

Surrenders

You may request to surrender your Policy for its net cash surrender value as calculated at the end of the valuation day when we receive your request, subject to the following conditions:

•	You must complete and sign our surrender form and send it to us at our Service Center. You may obtain the surrender form by calling us at (800) 688-5177.

•	The insured must be alive and the Policy must be in force when you make your request, and the request must be made before the final policy date. We may require that you return the Policy.

•
If you surrender your Policy during the first 10 policy years (or during the first 10 years after an increase in the face amount), you will incur a surrender charge.  See “Charges and Deductions – Surrender Charges and Additional Surrender Charges.”

•	Once you surrender your Policy, all coverage and other benefits under it cease and cannot be reinstated.

•	We will pay the net cash surrender value to you in a lump sum within 7 days after we receive your completed, signed surrender form unless you request other arrangements.

•	A surrender may have tax consequences. See “Federal Tax Considerations – Tax Treatment of Policy Benefits.”

Partial Withdrawals

After the first policy year, you may make a written request to withdraw part of the net cash surrender value subject to the following conditions:

•	You must request at least $1,500.

•	For each partial withdrawal, we deduct a $25 fee from the remaining policy account value. See “Charges and Deductions – Partial Withdrawal Charge.”

•	The insured must be alive and the Policy must be in force when you make your request, and this request must be made before the final policy date.

•
You can specify the Subaccount(s) and Guaranteed Account from which to make the partial withdrawal.  Otherwise, we will deduct the amount (including any fee) from the Subaccounts and the Guaranteed Account on a pro-rata basis (that is, based on the proportion that each Subaccount value and the Guaranteed Account value bears to the unloaned policy account value).

•	You may not make a partial withdrawal if, or to the extent that, the partial withdrawal would reduce the face amount below the minimum face amount.

•
If Death Benefit Option A is in effect, we will reduce the face amount by the amount of the partial withdrawal (including the partial withdrawal fee).  Any decrease in face amount due to a partial withdrawal will first reduce the most recent increase in face amount, then the next most recent increases in succession, and lastly, the initial face amount.

•	We will process the partial withdrawal at the unit values next determined after we receive your request.

•	We generally will pay a partial withdrawal request within 7 days after the valuation day when we receive the request.

•	A partial withdrawal can affect the face amount, death benefit, and net amount at risk (which is used to calculate the cost of insurance charge (see “Charges and Deductions – Monthly Deduction”)).

•	If a partial withdrawal would cause the Policy to fail to qualify as life insurance under the Code, we will not allow the partial withdrawal.

•	Partial withdrawals may have tax consequences. See “Federal Tax Considerations – Tax Treatment of Policy Benefits.”

Transfers

You may make transfers between and among the Subaccounts and the Guaranteed Account.  We determine the amount you have available for transfers at the end of the valuation period when we receive your written request.  The following features apply to transfers under the Policy:

♦	You must transfer at least $1,000, or the total value in the Subaccount or Guaranteed Account, if less.

♦
We deduct a $25 charge from the amount transferred for the 13th and each additional transfer in a policy year.  Transfers due to dollar cost averaging, automatic asset rebalancing, loans, the exchange privilege, the special transfer right, change in Subaccount investment policy, or the initial reallocation of account values from the Money Market Subaccount do not count as transfers for the purpose of assessing the transfer charge.  See “Transfers – Dollar Cost Averaging,” “Transfers – Automatic Asset Rebalancing,” and “Other Policy Information – Additional Transfer Rights.”

♦	We consider each telephone or written request to be a single transfer, regardless of the number of Subaccounts (or Guaranteed Account) involved.

♦
We process transfers based on unit values determined at the end of the valuation day when we receive your transfer request.  The corresponding portfolio of any Subaccount determines its net asset value per each share once daily, as of the close of the regular business session of the New York Stock Exchange (usually 4:00 p.m., Eastern time), which coincides with the end of each valuation period.  Therefore, we will process any transfer request we receive after the close of the regular business session of the New York Stock Exchange, using the net asset value for each share of the applicable portfolio determined as of the close of the next regular business session of the New York Stock Exchange.

Transfers from the Guaranteed Account.  You may make one transfer out of the Guaranteed Account within 30 days prior to or following each policy anniversary.  The amount transferred may not exceed 25% of the Guaranteed Account value.  However, if the Guaranteed Account value is less than $1,000, the entire Guaranteed Account value may be transferred.  If we receive your written request for this transfer prior to the policy anniversary, the transfer will be made as of the Policy anniversary.  If this request is received after the policy anniversary, the transfer will be made as of the date we receive the written request.

Dollar Cost Averaging

You may elect to participate in a dollar cost averaging program in the application or by completing an election form that we receive by the beginning of the month.  Dollar cost averaging is an investment strategy designed to reduce the investment risks associated with market fluctuations.  The strategy spreads the allocation of your premium into the Subaccounts or Guaranteed Account over a period of time by systematically and automatically transferring, on a monthly basis, specified dollar amounts from any selected Subaccount to any other

Subaccount(s) or the Guaranteed Account.  This allows you to potentially reduce the risk of investing most of your premium into the Subaccounts at a time when prices are high.  We do not assure the success of this strategy, and success depends on market trends.  We cannot guarantee that dollar cost averaging will result in a profit or protect against loss.  You should carefully consider your financial ability to continue the program over a long enough period of time to purchase units when their value is low as well as when it is high.

Each month on the policy processing day, we will automatically transfer equal amounts (minimum $500) from the chosen Subaccount to your designated “target accounts” in the percentages selected.  You may have multiple target accounts.

To participate in dollar cost averaging, you must elect a period of time and place the following minimum amount in any one Subaccount (not the Guaranteed Account):

Dollar Cost Averaging Period	Minimum Amount
6 months	$ 3,000
12 months	$ 6,000
18 months	$ 9,000
24 months	$12,000
30 months	$15,000
36 months	$18,000

If you have elected dollar cost averaging, the program will start on the first policy processing day after the later of:

1.	The policy date;

2.	The end of the 15-day period when premiums have been allocated to the Money Market Subaccount; or

3.	When the value of the chosen Subaccount equals or exceeds the greater of: (a) the minimum amount stated above; or (b) the amount of the first monthly transfer.

Dollar cost averaging will end if:	• we receive your written request to cancel your participation;
•	the value in the chosen Subaccount is insufficient to make the transfer;
•	the specified number of transfers has been completed; or
•	the Policy enters the grace period.

You will receive written notice confirming each transfer and when the program has ended.  You are responsible for reviewing the confirmation to verify that the transfers are being made as requested.  There is no additional charge for dollar cost averaging.  A transfer under this program is not considered a transfer for purposes of assessing the transfer fee.  We may modify, suspend, or discontinue the dollar cost averaging program at any time upon 30 days’ written notice to you.  You cannot choose dollar cost averaging if you are participating in the automatic asset rebalancing program or if a policy loan is outstanding.

Automatic Asset Rebalancing

We also offer an automatic asset rebalancing program under which we will automatically transfer amounts quarterly or annually to maintain a particular percentage allocation among the Subaccounts.  Policy account value allocated to each Subaccount will grow or decline in value at different rates.  The automatic asset rebalancing program automatically reallocates the policy account value in the Subaccounts at the end of each quarterly or annual period to match your Policy’s currently effective premium allocation schedule.  The automatic asset rebalancing program will transfer policy account value from those Subaccounts that have increased in value to those Subaccounts that have declined in value (or not increased as much).  Over time, this method of investing may help you buy low and sell high.  The automatic asset rebalancing program does not guarantee gains, nor does it assure that you will not have losses.  Policy account value in the Guaranteed Account is not available for this program.

To participate in the automatic asset rebalancing program:
•  you must elect this feature in the application or after issue by submitting an automatic asset rebalancing request form to our Service Center; and
•  you must have a minimum policy account value of $1,000.

There is no additional charge for the automatic asset rebalancing program.  Any reallocation which occurs under the automatic asset rebalancing program will not be counted towards the 12 “free” transfers allowed during each policy year.  You can end this program at any time.

Automatic asset rebalancing will end if:	• the total value in the Subaccounts is less than $1,000; or • we receive your written request to terminate the program.

We may modify, suspend, or discontinue the automatic asset rebalancing program at any time.  You cannot choose automatic asset rebalancing if you are participating in the dollar cost averaging program.

Loans

While the Policy is in force, you may submit a written request to borrow money from us using the Policy as the only collateral for the loan.  You may increase your risk of lapse if you take a loan.  A loan that is taken from, or secured by, a Policy may have tax consequences.

Loan Conditions:

•	The minimum loan you may take is $1,500.

•	The maximum loan you may take is the net cash surrender value on the date of the loan.

•
To secure a loan, we transfer an amount as collateral to the Loan Account.  This amount is equal to the amount of the loan (adjusted by the earned interest rate and the charged interest rate to the next policy anniversary).  You may request that we transfer this amount from specific Subaccounts, but may not request that we transfer this amount from the Guaranteed Account.  However, if you do not specify any specific Subaccounts, we will transfer the loan from the Subaccounts and the Guaranteed Account on a pro-rata basis based on the proportion that the values in the Subaccounts and Guaranteed Account bear to the unloaned policy account value.

•
We charge you 8% interest per year (6% for policies issued in New York) (charged interest rate) on your loan.  Interest is due and payable at the end of each policy year.  Unpaid interest becomes part of the outstanding loan and accrues interest.  Unpaid interest is allocated based on your written instructions.  If there are no such instructions or the policy account value in the specified Subaccounts is insufficient to allow the collateral for the unpaid interest to be transferred, the interest is allocated based on the proportion that the Guaranteed Account value and the value in the Subaccounts bear to the total unloaned policy account value.

•
Amounts in the Loan Account earn interest at an annual rate guaranteed not to be lower than 4.0% (earned interest rate).  We may credit the Loan Account with an interest rate different than the rate credited to net premiums allocated to the Guaranteed Account.  The tax consequences associated with loans taken from or secured by a Policy that is not a MEC are unclear when the interest earned on the loan is equal to or only slightly less than the interest charged on the loan.

•
We transfer earned loan interest to the Subaccounts and/or the Guaranteed Account and recalculate collateral: (a) when loan interest is paid or added to the loaned amount; (b) when a new loan is made; and (c) when a loan repayment is made.  We also recalculate collateral under these situations.  A transfer to or from the Loan Account will be made to reflect any recalculation of collateral.  At any time, the amount of the outstanding loan under a Policy equals the sum of all loans (including due and unpaid charged interest added to the loan balance) minus any loan repayments.

•
You may repay all or part of your indebtedness at any time while the insured is alive and the Policy is in force.  Upon each loan repayment, we will allocate an amount equal to the loan repayment (but not more than the amount of the outstanding loan) from the Loan Account back to the Subaccounts and/or Guaranteed Account according to the pro rata basis upon which we originally transferred the loan collateral from the Subaccounts and/or Guaranteed Account as described above.  We will allocate any repayment in excess of the amount of the outstanding loan to the Subaccounts and/or the Guaranteed Account based on the amount of interest due on the portion of the outstanding loan allocated to each such account.

•
While your loan is outstanding, we will credit all payments you send to us as loan repayments unless you provide written notice for the payments to be applied as premium payments.  (For New York residents, we will credit all payments you send to us as premium payments unless you provide written notice for the payments to be applied as loan repayments.)

•	We deduct any indebtedness from the policy account value upon surrender, and from the insurance proceeds payable on the insured’s death.

•
If you indebtedness causes the net cash surrender value on a policy processing day to be less than the monthly deduction due, your Policy will enter a grace period.  See “Policy Lapse and Reinstatement.”

•
We normally pay the amount of the loan within 7 days after we receive a proper loan request.  We may postpone payment of loans under certain conditions.  See “Other Policy Information – Payments We Make.”

Effect of Policy Loans

A loan, whether or not repaid, affects the Policy, the policy account value, the net cash surrender value, and the death benefit.  The insurance proceeds and net cash surrender value include reductions for the amount of any indebtedness.  Repaying a loan causes the death benefit and net cash surrender value to increase by the amount of the repayment.  As long as a loan is outstanding, we hold an amount as collateral for the loan in the Loan Account.  This amount is not affected by the investment performance of the Subaccounts and may not be credited with the interest rates accruing on the Guaranteed Account.  Amounts transferred from the Separate Account to the Loan Account will affect the policy account value, even if the loan is repaid, because we credit these amounts with an interest rate we declare rather than with a rate of return that reflects the investment performance of the Separate Account.

Accordingly, the effect on the policy account value and the death benefit could be favorable or unfavorable, depending on whether the investment performance of the Subaccounts and the interest credited to the Guaranteed Account is less than or greater than the interest being credited on the assets in the Loan Account while the loan is outstanding.  Compared to a Policy under which no loan is made, values under a Policy with an outstanding loan will be lower when the earned interest rate is less than the investment performance of assets held in the Subaccounts and interest credited to the Guaranteed Account.  The longer a loan is outstanding, the greater the effect of a policy loan is likely to be.

There are risks involved in taking a loan, including the potential for a Policy to lapse if projected earnings, taking into account outstanding loans, are not achieved.  If the Policy is a MEC, then a loan will be treated as a partial withdrawal for Federal income tax purposes.  A loan may also have possible adverse tax consequences that could occur if a Policy lapses with loans outstanding.  See “Policy Lapse and Reinstatement.”  In addition, if a loan is taken from a Policy that is part of a plan subject to the Employee Retirement Income Security Act of 1974 (“ERISA”), the loan will be treated as a “prohibited transaction” subject to certain penalties unless additional ERISA requirements are satisfied.  The owner of such a Policy should seek competent advice before requesting a policy loan.

Policy Lapse and Reinstatement

Lapse

Your Policy may enter a 61-day grace period and possibly lapse (terminate without value) if the net cash surrender value is not enough to pay the monthly deduction and other charges.  If you have taken a loan, then your Policy also will enter a grace period (and possibly lapse) whenever your indebtedness reduces the net cash surrender value to zero.

Your Policy will not lapse is you make a payment before the end of the grace period that will increase the net cash surrender value to an amount sufficient to cover any unpaid monthly deductions and other charges under the Policy.

If your Policy enters a grace period, we will mail a notice to your last known address and to any assignee of record.  The 61-day grace period begins on the date of the notice.  The notice will indicate that the payment amount of 3 monthly deductions is required and will also indicate the final date by which we must receive the payment to keep the Policy from lapsing.  If we do not receive the specified minimum payment by the end of the grace period, all coverage under the Policy will terminate and you will receive no benefits.  You may reinstate a lapsed Policy if you meet certain requirements.  If the insured dies during the grace period, we will pay the insurance proceeds.

Reinstatement

Unless you have surrendered your Policy, you may reinstate a lapsed Policy at any time while the insured is alive and within 3 years after the end of the grace period (and prior to the final policy date) by submitting all of the following items to us at our Service Center:

1.	A written notice requesting reinstatement;

2.	Evidence of insurability we deem satisfactory; and

3.	Payment of sufficient premium to keep the Policy in force for at least 3 months.

The effective date of reinstatement will be the first policy processing day on or next following the date we approve your application for reinstatement.  The reinstated Policy will have the same policy date as it had prior to the lapse.  Upon reinstatement, the policy account value will be based upon the premium paid to reinstate the Policy.

Federal Tax Considerations

The following summarizes some of the basic Federal income tax considerations associated with a Policy and does not purport to be complete or to cover all situations.  This discussion is not intended as tax advice.  Please consult counsel or other qualified tax advisers for more complete information.  We base this discussion on our understanding of the present Federal income tax laws as they are currently interpreted by the Internal Revenue Service (the “IRS”).  Federal income tax laws and the current interpretations by the IRS may change.

Tax Status of the Policy.  A Policy must satisfy certain requirements set forth in the Code in order to qualify as a life insurance contract for Federal income tax purposes and to receive the tax treatment normally accorded life insurance contracts.  The manner in which these requirements are to be applied to certain features of the Policy are not directly addressed by the Code, and there is limited guidance as to how these requirements are to be applied.  We believe that a Policy should satisfy the applicable Code requirements.  Because of the absence of pertinent interpretations of the Code requirements, there is, however, some uncertainty about the application of these requirements to the Policy, particularly if you pay the full amount of premiums permitted under the Policy.  If it is subsequently determined that a Policy does not satisfy the applicable requirements, we may take appropriate steps to bring the Policy into compliance with these requirements and we reserve the right to restrict Policy transactions in order to do so.

In certain circumstances, owners of variable life insurance contracts have been considered for Federal income tax purposes to be the owners of the assets of the Separate Account supporting their contracts due to their ability to exercise investment control over those assets.  Where this is the case, the contract owners have been currently taxed on income and gains attributable to the Separate Account assets.  There is little guidance in this area, and some features of the Policies, such as the flexibility to allocate premiums and policy account values, have not been explicitly address in published rulings.  While we believe that the Policy does not give you investment control over Separate Account assets, we reserve the right to modify the Policy as necessary to prevent you from being treated as the owner of the Separate Account assets supporting the Policy.

In addition, the Code requires that the investments of the Separate Account be “adequately diversified’ in order to treat the Policy as a life insurance contract for Federal income tax purposes.  We intend that the Separate Account, through the portfolios, will satisfy these diversification requirements.

The following discussion assumes that the Policy will qualify as a life insurance contract for Federal income tax purposes.

Tax Treatment of Policy Benefits

In General.  We believe that the death benefit under a Policy should be excludible from the beneficiary’s gross income.  Federal, state, and local transfer, and other tax consequences of ownership or receipt of Policy proceeds depend on your circumstances and the beneficiary’s circumstances.  You should consult a tax adviser on these consequences.

Generally, you will not be deemed to be in constructive receipt of the policy account value until there is a distribution.  In addition, if you elect the accelerated death benefit, the tax consequences associated with continuing the Policy after a distribution is made are unclear.  Please consult a tax adviser on these consequences.  When distributions from a Policy occur, or when loans are taken out from or secured by a Policy (e.g., by assignment), the tax consequences depend on whether the Policy is classified as a MEC.  Moreover, if a loan from a Policy that is not a MEC is outstanding when the Policy is canceled or lapses, the amount of the outstanding indebtedness will be added to the amount distributed and will be taxed accordingly.

Modified Endowment Contracts.  Under the Code, certain life insurance contracts are classified as MECs and receive less favorable tax treatment than other life insurance contracts.  The rules are too complex to be summarized here, but generally depend on the amount of premiums paid during the first 7 policy years.  Certain changes in a Policy after it is issued could also cause it to be classified as a MEC.  A reduction in the death benefit at any time below the lowest level of death benefit payable during the first seven Policy years could cause the policy to become a MEC.  Due to the Policy’s flexibility, each Policy’s circumstances will determine whether the Policy is classified as a MEC.  If you do not want your Policy to be classified as a MEC, you should consult a tax adviser to determine the circumstances, if any, under which your Policy would or would not be classified as a MEC.

Distributions from Modified Endowment Contracts.  Policies classified as MECs are subject to the following tax rules:

•
All distributions other than death benefits from a MEC, including distributions upon surrender and partial withdrawals, will be treated as ordinary income subject to tax up to an amount equal to the excess (if any) of the unloaned policy account value immediately before the distribution plus prior distributions over the owner’s total investment in the Policy at that time.  They will be treated as tax-free recovery of the owner’s investment in the policy only after all such excess has been distributed.  “Total investment in the Policy” means the aggregate amount of any premiums or other considerations paid for a Policy, plus any previously taxed distributions.

•	Loans taken from such a Policy (or secured by such a Policy, e.g., by assignment) are treated as distributions and taxed accordingly.

•
A 10% additional income tax penalty is imposed on the amount included in income except where the distribution or loan is made when you have attained age 59½ or are disabled, or where the distribution is part of a series of substantially equal periodic payments for your life (or life expectancy) or the joint lives (or joint life expectancies) of you and the beneficiary.

If a Policy becomes a MEC, distributions that occur during the policy year will be taxed as distributions from a MEC.  In addition, distributions from a Policy within 2 years before it becomes a MEC will be taxed in this manner.  This means that a distribution from a Policy that is not a MEC at the time when the distribution is made could later become taxable as a distribution from a MEC.

Distributions from Policies that are not Modified Endowment Contracts.  Distributions from a Policy that is not a MEC are generally treated first as a recovery of your investment in the Policy, and as taxable income after the recovery of all investment in the Policy.  However, certain distributions which must be made in order to enable the Policy to continue to qualify as a life insurance contract for Federal income tax purposes if Policy benefits are reduced during the first 15 policy years may be treated in whole or in part as ordinary income subject to tax.  Loans from or secured by a Policy that is not a MEC are generally not treated as distributions.  (However, the tax consequences of such a loan are uncertain where the interest rate credited on the loaned amount is equal to or slightly less than the interest rate changed on the loan.  You should consult a tax advisor as to those consequences.)  Finally, neither distributions from nor loans from (or secured by) a Policy that is not a MEC are subject to the 10% additional tax.

Policy Loans.  In general, interest you pay on a loan from a Policy will not be deductible.  If a Policy loan is outstanding when a Policy is canceled or lapses, the amount of the outstanding indebtedness will be added to the amount distributed and will be taxed accordingly.  Before taking out a policy loan, you should consult a tax adviser as to the tax consequences.

Multiple Policies.  All MECs that we issue (and that our affiliates issue) to the same owner during any calendar year are treated as one MEC for purposes of determining the amount includible in the owner’s income when a taxable distribution occurs.

Business Uses of the Policy.  The Policy may be used in various arrangements, including nonqualified deferred compensation or salary continuance plans, split dollar insurance plans, executive bonus plans, retiree medical benefit plans, and others.  The tax consequences of these plans and business uses of the Policy may vary depending on the particular facts and circumstances of each individual arrangement and business uses of the Policy.  Therefore, if you are contemplating using the Policy in any arrangement the value of which depends in part on its tax consequences, you should be sure to consult a tax adviser as to tax attributes of the arrangement.  In recent years, moreover, Congress has adopted new rules relating to life insurance owned by businesses.  Any business contemplating the purchase of a new policy or a change in an existing Policy should consult a tax adviser.

Other Policy Owner Tax Matters.  The transfer of the Policy or designation of a beneficiary may have federal, state, and/or local transfer and inheritance tax consequences, including the imposition of gift, estate, and generated-skipping transfer taxes.  For example, the transfer of the Policy to, or the designation as a beneficiary of, or the payment of proceeds to, a person who is assigned to a generation skipping transfer tax consequences under federal tax law.  The individual situation of each owner or beneficiary will determine the extent, if any, to which federal, state, and local transfer and inheritance taxes may be imposed and how ownership or receipt of Policy proceeds will be treated for purposes of federal, state and local estate, inheritance, generation skipping and other taxes.

The tax consequences of continuing the Policy beyond the insured’s attained age 95 are unclear.  You should consult a tax adviser if you intend to keep the Policy in force beyond the insured’s attained age 95.

Possible Tax Law Changes.  While the likelihood of legislative or other changes is uncertain, there is always a possibility that the tax treatment of the Policy could change by legislation or otherwise.  It is even possible that any legislative change could be retroactive (effective prior to the date of the change).  You should consult a tax adviser with respect to legislative developments and their effect on the Policy.

Other Policy Information

Payment of Policy Benefits

Benefit Payable on Final Policy Date.  If the insured is living on the final policy date (at insured’s attained age 95), we will pay you the policy account value less any indebtedness and any unpaid monthly deductions.  Insurance coverage under the Policy will then end.  Payment will generally be made within 7 days of the final policy date.  You may elect to continue the Policy beyond the insured’s attained age of 95 under the Final Policy Date Extension rider.

Insurance Proceeds.  Insurance proceeds will ordinarily be paid to the beneficiary within 7 days after we receive proof of the insured’s death and all other requirement are satisfied, including receipt by us at our Service Center of all required documents.  Generally, we determine the amount of a payment from the Separate Account as of the date of death.  We pay insurance proceeds in a single sum unless you have selected an alternative settlement option.  If insurance proceeds are paid in a single sum, we pay interest at an annual rate of 3% (unless we declare a higher rate) on the insurance proceeds from the date of death until payment is made.

Settlement Options.  In lieu of a single sum payment on death, surrender, or maturity, you may elect one of the following settlement options.  Payment under these settlement options will not be affected by the investment performance of any Subaccounts after proceeds are applied.

▶	Proceeds at Interest Option. Proceeds are left on deposit to accumulate with us with interest.

▶
Installments of a Specified Amount Option.  Proceeds are payable in equal installments, until proceeds applied under the option and interest on the unpaid balance and any additional interest are exhausted.

▶
Installments for a Specified Period Option.  Proceeds are payable in a number of equal monthly installments.  Payments may be increased by additional interest which would increase the installments certain.

▶
Life Income Option.  Proceeds are payable in equal monthly installments during the payee’s life.  Payments will be made either with or without a guaranteed minimum number.  If there is to be a minimum number of payments, the will be for either 120 or 240 months or until the proceeds applied under the option are exhausted.

▶
Joint and Survivor Life Income Option.  Proceeds are payable in equal monthly installments during the joint lives of the payee and one other person and during the life of the survivor.  The minimum number of payments will be for either 120 or 240 months.

A guaranteed interest rate of 3% per year applies to all settlement options.  We may declare additional rates of interest in our sole discretion.  See “Death Benefit – Insurance Proceeds” and the Policy for more details.

The Policy

The Policy, application(s), policy schedule pages, and any riders are the entire contact.  Only statements made in the applications can be used to void the Policy or to deny a claim.  We assume that all statements in an application are made to the best of the knowledge and belief of the person(s) who made then, and, in the absence of fraud, those statements are considered representations and not warranties.  We rely on those statements when we issue or change a Policy.  As a result of differences in applicable state laws, certain provisions of the Policy may vary from state to state.

Telephone Requests

We may accept telephone instructions from you or an authorized third party regarding transfers, dollar cost averaging, automatic asset rebalancing, loans, and exercise of the special transfer right, subject to the following conditions:

•	You must complete and sign our telephone request form and send it to us. You also may authorize us in the application or by written notice to act upon transfer transactions given by telephone.

•	You may designate in the telephone request from a third party to act on your behalf in making telephone requests.

•	We will employ reasonable procedures to confirm that telephone instructions are genuine.

•
If we follow these procedures, we are not liable for any loss, damage, cost, or expenses from complying with telephone instructions we reasonably believe to be authentic.  You bear the risk of any such loss.  If we do not employ reasonable confirmation procedures, we may be liable for losses due to unauthorized or fraudulent instructions.

•
These procedures may include requiring forms of personal identification prior to acting upon telephone instructions, providing written confirmation of transactions to you, and/or tape recording telephone instructions received from you.

•	We reserve the right to suspend telephone instructions at any time for any class of policies for any reason.

Our Right to Contest the Policy

In issuing the Policy, we rely on all statements made by or for you and/or the insured in the application or in a supplemental application.  Therefore, we may contest the validity of the Policy based on material misstatements made in the application (or any supplemental application).

However, we will not contest the Policy after the Policy has been in force during the insured’s lifetime for 2 years, except for nonpayment of the minimum initial premium.  Likewise, we will not contest any Policy change the requires evidence of insurability, or any reinstatement of the

Policy, after such change or reinstatement has been in effect during the insured’s lifetime for 2 years.

Split Dollar Arrangements

You may enter into a split dollar arrangement with another owner or another person(s) whereby the payment of premiums and the right to receive the benefits under the Policy (i.e., net cash surrender value or insurance proceeds) are split between the parties.  There are different ways of allocating these rights.

For example, an employer and employee might agree that under a Policy on the life of the employee, the employer will pay the premiums and will have the right to receive the net cash surrender value.  The employee may designate the beneficiary to receive any insurance proceeds in excess of the net cash surrender value.  If the employee dies while such an arrangement is in effect, the employer would receive from the insurance proceeds the amount which he would have been entitled to receive upon surrender of the policy and the employee’s beneficiary would receive the balance of the proceeds.

No transfer of Policy rights pursuant to a split dollar arrangement will be binding on us unless in writing and received by us at our Service Center.  The parties who elect to enter into a split dollar arrangement should consult their own tax advisers regarding the tax consequences of such an arrangement.

Suicide Exclusion

If the insured commits suicide, while sane or insane, within 2 years of the policy issue date, the Policy will terminate and our liability will be limited to an amount equal to the premiums paid, less any indebtedness, and less any partial withdrawals previously paid.

If the insured commits suicide, while the sane or insane, within 2 years from the effective date of any change which increase the death benefit, the Policy will terminate and our liability with respect to the amount of increase will be limited to the sum of the monthly deductions for the cost of insurance attributable to the increase and the expense charge for the increase in face amount previously deducted from policy account value.

Certain states may require suicide exclusion provisions that differ from those stated here.

Misstatement of Age or Sex

If the insured’s age or sex was stated incorrectly in the application, we will adjust the death benefit and any benefits provided by riders to the amount that would have been payable at the correct age and sex based on the most recent monthly deduction.  No adjustment will be made to the policy account value.

Dividends

The Policy is participating, but no dividends are expected to be paid on the Policy.  If dividends are ever declared, they will be paid under one of the following options:

1.	Paid in cash; or

2.	Applied as a net premium payment.

You must choose an option at the time the application for the Policy is signed.  If no option is chosen, any dividend will be applied as a net premium payment.  You may change the option by providing written notice.

Modifying the Policy

Any modification or waiver or our rights or requirements under the Policy must be in writing and signed by our president or a vice president.  No agent may bind us by making any promise not contained in the Policy.

Upon notice to you, we may modify the Policy:

•
to conform the Policy, our operations, or the Separate Accounts’ operations to the requirements of any law (or regulation issued by a government agency) to which the Policy, our Company, or the Separate account is subject;

•	to assure continued qualification of the Policy as a life insurance contract under the Federal tax laws; or

•	to reflect a change in the Separate Account’s operation.

If we modify the Policy, we will make appropriate endorsements to the Policy.  If any provision of the Policy conflicts with the laws of a jurisdiction that govern the Policy, we reserve the right to amend the provision to conform with these laws.

Payments We Make

We usually pay the amounts of any surrender, partial withdrawal, insurance proceeds, loan, or settlement options within 7 days after we receive all applicable written notices, permitted telephone requests, and/or due proofs of death.  However, we can postpone these payments if:

•
the New York Stock Exchange is closed, other than customary weekend and holiday closing, or trading on the New York Stock Exchange is restricted as determined by the Securities and Exchange Commission; or

•	the Securities and Exchange Commission permits, by an order, the postponement of any payment for the protection of owners; or

•
the Securities and Exchange Commission determines that an emergency exists that would make the disposal of securities held in the Separate Account or the determination of their value not reasonably practicable.

We have the right to defer payment of amounts from the Guaranteed Account for up to 6 months after receipt of the written notice.  We will pay interest on any payment deferred for 30 days or more at an annual rate of 3%.

If you have submitted a check or draft to our Service Center, we have the right to defer payment of surrenders, partial withdrawals, insurance proceeds, or payments under a settlement option until the check or draft has been honored.

Additional Transfer Rights

Special Transfer Right

At any one time during the first 2 years following the policy issue date, you may submit written notice requesting a transfer of the entire amount in the Separate Account to the Guaranteed Account, and the allocation of all future net premiums to the Guaranteed Account.  This serves as an exchange of the Policy for the equivalent of a flexible premium fixed benefit life insurance policy.  We will not assess any transfer or other charges in connection with the special transfer right, and this transfer will not count toward the 12 “free” transfers permitted each policy year.

Conversion Privilege for Increase in Face Amount

At any one time during the first 2 years following an increase in the Policy’s face amount, you may exchange the amount of the increase for a fixed benefit permanent life insurance policy without evidence of insurability.  Such an exchange may have tax consequences.  Premiums under this new policy will be based on our rates in effect for the same sex, attained age, and premium class of the insured on the effective date of the increase in the face amount.  The new policy will have the same face amount as the amount of the increase.  We will make a partial withdrawal of net cash surrender value from the Policy equal to the cash value of the new policy as of the date of conversation and apply such amount to the new policy.  We will not assess any transfer charges in connection with this conversion privilege, and this transfer will not count toward the 12 “free” transfers permitted each year.

Change in Subaccount Investment Policy

If the investment policy of a Subaccount is materially changed, you may transfer the portion of the policy account value in that Subaccount to another Subaccount or to the Guaranteed Account without a transfer charge and without having the transfer count toward the 12 transfers permitted without charge during a Policy Year.

Reports to Owners

At least once each year, we will send you a report showing the following information as of the end of the report period:

✓	the current policy account value, Guaranteed Account value, Subaccount values, and Loan Account value

✓	the current net cash surrender value

✓	the current death benefit

✓	the current amount of any indebtedness

✓	any activity since the last report (e.g., premiums paid, partial withdrawals, charges and deductions)

✓	any other information required by law

We currently send these reports quarterly.  In addition, we will send you a statement showing the status of the Policy following the transfer of amounts from one Subaccount to another (excluding automatic rebalancing), the taking of a loan, the repayment of a loan, a partial withdrawal, and the payment of any premiums (excluding those paid by bank draft or otherwise under the automatic payment plan).

We can prepare a similar report for you at other times for a reasonable fee.  We may limit the scope and frequency of these requested reports.

We will send you a semi-annual report containing the financial statements of each portfolio in which you are invested.

Records

We will maintain all records relating to the Separate Account and the Guaranteed Account at our Service Center.

Policy Termination

Your policy will terminate on the earliest of:

♦	the final policy date;

♦	the end of the grace period without a sufficient payment;

♦	the date the insured dies; or

♦	the date you surrender the Policy.

Supplemental Benefits and Riders

Accelerated Death Benefit Rider

If your state of residence has approved the Accelerated Death Benefit rider (the “ADB rider”) and we have received satisfactory additional evidence of insurability, you may choose to add it to your Policy at issue.  The terms of the ADB rider may vary from state-to-state.

Generally, the ADB rider allows you to receive an accelerated payment of part of the Policy’s death benefit when one of the following two events occurs:

1.	Terminal Illness. The insured develops a non-correctible medical condition which is expected to result in his or her death within 12 months; or

2.
Permanent confinement to a nursing care facility.  The insured has been confined to a nursing care facility (as defined in the ADB rider) for 180 days and is expected to remain in such a facility for the remainder of his or her life.

There is no additional charge for this rider.  However, an administrative charge, currently $100 and not to exceed $250, will be deducted from the accelerated death benefit amount.

Tax Consequences of the ADB Rider.  The federal income tax consequences associated with adding the ADB rider or receiving the accelerated death benefit are uncertain.  You should consult a tax adviser before adding the ADB rider to your Policy or requesting an accelerated death benefit.

Amount of the Accelerated Death Benefit.  The ADB rider provides for a minimum accelerated death benefit payment of $!0,000 and a maximum benefit payment equal to 75% of the eligible death benefit (as defined below) less 25% of any indebtedness.  The ADB rider also restricts the total of the accelerated death benefits paid from all life insurance policies issued to you by us and our affiliates to $250,000.  We may increase this $250,000 maximum to reflect inflation.

Eligible death benefit means:
the insurance proceeds payable under the Policy if the insured died at the time we approve a claim for an unaccelerated death benefit, minus
1. Any premium refund payable at death if the insured died at that time; and
2. Any insurance payable under the terms of any other rider.

You may submit written notice to request only one accelerated death benefit payment (except to pay premiums and policy loan interest).  There are no restrictions on your use of the benefit.  You may elect to receive the accelerated death benefit payment in a lump sum or in 12 or 24 equal monthly installments.  If installments are elected and the insured dies before all of the payments have been made, the present value (at the time of the insured’s death) of the remaining payments and the remaining insurance proceeds at death under the Policy will be paid to the beneficiary in a lump sum.

Conditions for Receipt of the Accelerated Death Benefit.  To receive an accelerated death benefit payment, the policy must be in force and you must submit written notice, “due proof of eligibility,” and a completed claim form to us.  Due proof of eligibility means a written certification (described more fully in the ADB rider) in a form acceptable to us from a treating physician (as defined in the ADB rider) stating that the insured has a terminal illness or is expected to be permanently confined to a nursing care facility.

We may request additional medical information from the insured’s physician and/or may require an independent physical examination (at our expense) before approving the claim for payment of the accelerated death benefit.  We will not approve a claim for an accelerated death benefit payment if:

1.	The Policy is assigned in whole or in part;

2.	If the terminal illness or permanent confinement to a nursing care facility is the result of intentionally self-inflicted injury; or

3.	If you are required to elect the payment in order to meet the claims of creditors or to obtain a government benefit.

Operation of the ADB Rider.  The ADB rider provides that the accelerated death benefit be made in the form of a policy loan up to the amount of the maximum loan available under the Policy at the time the claim is approved.  Therefore, a request for an accelerated death benefit payment in an amount less than or equal to the maximum loan available at that time will result in a policy loan being made in the amount of the requested benefit.  This policy loan operates as would any loan under the Policy.  See “Loans.”

To the extent that the amount of a requested accelerated death benefit payment exceeds the maximum available loan amount, the benefit will be advanced to you and a lien will be placed on the death benefit payable under the Policy (the “death benefit lien”) in the amount of this excess.  Under the ADB rider, interest will accrue daily at a rate determined as described in the ADB rider, on the amount of this lien, and upon the death of the insured the amount of the lien and accrued interest thereon will be subtracted from the amount of insurance proceeds payable at death.

Effect on Existing Policy.  The insurance proceeds otherwise payable at the time of an insured’s death will be reduced by the amount of any death benefit lien and accrued interest thereon.  If you make a request for a surrender, a policy loan, or a partial withdrawal, the net cash surrender value and Loan Account value will be reduced by the amount of any outstanding death benefit lien plus accrued interest.  Therefore, depending upon the size of the death benefit lien, this may result in the net cash surrender value and the Loan Account value being reduced to zero.

Premiums and policy loan interest must be paid when due.  However, if requested with the accelerated death benefit claim, future premiums and policy loan interest may be paid through additional accelerated death benefits.  If future premiums and policy loan interest are to be paid through additional accelerated death benefits, periodic planned premiums and policy loan interest will be paid in this manner automatically.

In addition to a lapse under the applicable provisions of the Policy, the Policy will also terminate on any policy anniversary when the death benefit lien exceeds the insurance proceeds at death.

Termination of the ADB Rider.  The ADB rider will terminate on the earliest of: (1) our receipt of your written notice requesting termination of the rider; (2) surrender or other termination of the Policy; or (3) the policy anniversary when the insurance proceeds payable at death on such policy anniversary is less than or equal to zero.

Other Riders

In addition to the Accelerated Death Benefit Rider, the following riders offering supplemental benefits are available under the Policy.  Most of these riders are subject to age and underwriting requirements and, unless otherwise indicated, must be purchased when the Policy is issued.  We deduct any monthly charges for these riders from policy account value as part of the monthly deduction.  These riders (which are summarized below) provide fixed benefits that do not vary with the investment performance of the Separate Account.  Your agent can help you determine whether certain of the riders are suitable for you.  These riders may not be available in all states.  Please contact us for further details.

♦
Change of Insured:  This rider permits you to change the insured, subject to certain conditions and evidence of insurability.  The Policy’s face amount will remain the same, and the monthly deduction for the cost of insurance and other benefits provided by rider will be adjusted for the attained age and premium class of the new insured as of the effective date of the change.  As the change of an insured is generally a taxable event, you should consult a tax advisor before making such a change.

♦
Convertible Term Life Insurance:  This rider provides term insurance on an additional insured (“other insured”).  This rider will terminate on the earliest of: (1) our receipt of your written notice requesting termination of the rider; (2) surrender or other termination of the Policy; (3) the policy anniversary nearest the other insured’s attained age 100 (80 in New York); or (4) exercise of the Policy Split Option Rider (if applicable).  If the Policy is extended by the Final Policy Date Extension rider, this rider will terminate on the original final policy date.

♦
Disability Waiver of Monthly Deductions:  This rider provides that in the event of the insured’s total disability (as defined in the rider), which begins while the rider is in effect and which continues for at least 6 months, we will waive all monthly deductions due after the commencement of and during the continuance of the total disability.  If this rider is added, the monthly deductions will be increased to include the cost of this rider.  This rider terminates on the earliest of: (1) the first policy processing day after our receipt of your written notice requesting termination of the rider; (2) surrender or other termination of the Policy; or (3) the policy anniversary nearest the insured’s attained age 60 (except for benefits for a disability which began before that policy anniversary).

♦
Disability Waiver of Premium Benefit:  This rider provides that, in the event of the insured’s total disability before attained age 60 and continuing for at least 180 days, we will apply a premium payment to the Policy on each policy processing day prior to the insured’s attained age 65 and while the insured remains totally disabled.  At the time of application, a monthly benefit amount is selected by you. This amount is generally intended to reflect the amount of the premiums expected to be paid monthly. In the event of insured’s total disability, the amount of the premium payment applied on each policy processing day will be the lesser of: (a) the monthly benefit amount; or (b) the monthly average of the premium payments less partial withdrawals for the Policy since its policy date. You cannot elect this rider and another disability wavier benefit rider with the same Policy.

♦
Final Policy Date Extension:  This rider extends the final policy date 20 years past the original final policy date.  This benefit may be added only on or after the anniversary nearest the insured’s 90th birthday.  There is no additional charge for this benefit.  The death benefit after the original final policy date will be the policy account value.  All other riders in effect on the original final policy date will terminate on the original final policy date.  Adding this benefit and/or continuing the Policy beyond the insured’s attained age 95 may have tax consequences and you should consult a tax adviser before doing so.

Performance Data

In order to demonstrate how the actual investment performance of the portfolios could have affected the death benefit, policy account value, and net cash surrender value of the Policy, we may provide hypothetical illustrations using the actual investment performance of each portfolio since its inception.  These hypothetical illustrations are designed to show the performance that could have resulted if the Policy has been in existence during the period illustrated and are not indicative of future performance.

The values we illustrate for death benefit, policy account value, and net cash surrender value take into account all applicable charges and deductions from the Policy (current and guaranteed), the Separate Account and the portfolios.  We have not deducted premium taxes or charges for any riders.  These charges would lower the performance figures significantly if reflected.

Additional Information

Sale of the Policies

The Policy will be sold by individuals who are licensed as our life insurance agents and appointed by us and who are also registered representatives of 1717, or registered representatives of a broker-dealer having a selling agreement with these broker-dealers.  1717 is located at Christiania Executive Campus, P.O. Box 15626, Wilmington, Delaware 19850, is registered with the Securities and Exchange Commission under the Securities Exchange Act of 1934 (“1934 Act”) as a broker-dealer, and is a member of the National Association of Securities Dealers, Inc.  1717 was organized under the laws of Pennsylvania on January 22, 1969 as an indirect wholly owned subsidiary of PMLIC.  1771 retains no compensation as principal underwriter of the Polices.  1717 has entered into a selling agreement with The Wolper Ross Corporation (“TWRC”), a registered broker/dealer under the 1934 Act and a member of the NASD, whereby registered representatives of TWRC will solicit applications for the Policy.  TWRC may also enter into selling agreements with other broker/dealers with respect to distribution of the Policy.

We decide the insurance underwriting, the determination of premium class, and whether to accept reject an application.  1717 also may reject an application if the Policy applied for is unsuitable.

During the first policy year, the maximum sales commission payable to our agents or other registered representatives will be approximately 40% of premiums paid up to a specified amount, and 5% of premiums paid in excess of that amount.  During policy years 2 through 10, the maximum sales commission will not be more than 5% of premiums paid, and after policy year 10, the maximum sales commission will be 2% of premiums paid.  Further, for each premium received within 10 years following an increase in face amount, a commission on that premium will be paid up to the specified amount for the increase in each year; the commission will be calculated using the commission rates for the corresponding increase in each year; the commission will be calculated using the commission rates for the corresponding policy year.  Expense allowances and bonuses may also be paid.  Compensation may be paid in the form of non-cash compensation, subject to applicable regulatory requirements.  In some circumstances and to the extent permitted by applicable regulatory requirements, 1717 may reimburse certain sales and marketing expenses or pay other forms of special compensation to selling broker-dealers.  Agents may be required to return first year commission if the Policy is not continued through the first policy year.

Potential Conflicts of Interest

In addition to the Separate Account, the portfolios may sell shares to other separate investment accounts established by other insurance companies to support variable annuity contracts and variable life insurance policies or qualified retirement plans.  It is possible that, in the future, it may become disadvantageous for variable life insurance separate accounts and variable annuity separate accounts to invest in the portfolios simultaneously.  Although neither we nor the portfolios currently foresee any such disadvantages, either to variable life insurance policy owners or to variable annuity contract owners, each portfolio’s Board of Directors (Trustees) will monitor events in order to identify any material conflicts between the interests of these variable life insurance policy owners and variable annuity contract owners, and will determine what action, if any, it should take.  This action could include the sale of portfolio shares by one or more of the separate accounts, which would have adverse consequences.  Material conflicts could result from, for example: (1) changes in state insurance law; (2) changes in Federal income tax laws; or (3) differences in voting instructions between those given by variable life insurance policy owners and those given by variable annuity contract owners.

If a portfolio’s Board of Directors (Trustees) were to conclude that separate portfolios should be established for variable life insurance and variable annuity separate accounts, we will bear the attendant expenses, but variable life insurance policy owners and variable annuity contract owners would no longer have the economies of scale resulting from a larger combined portfolio.

The portfolios may also sell shares directly to certain pension and retirement plans qualifying under Section 401 of the Code.  As a result, there is a possibility that a material conflict may arise between the interests of owners of this Policy or other policies or contacts (including policies issued by other companies), and such retirement plans or participants in such retirement plans.  In the event of any such material conflicts, we will consider what action may be appropriate, including removing the portfolio as an investment option under the Policies or replacing the portfolio with another portfolio.

Changes to the Separate Account

Where permitted by applicable law, we reserve the right to make certain changes to the structure and operation of the Separate Account, including, among others, the right to:

1.	Remove, combine, or add Subaccounts and make the new Subaccounts available to you at our discretion;

2.	Transfer assets supporting the Polices from one Subaccount to another or from the Separate Account to another separate account;

3.	Combine the Separate Account with other separate accounts, and/or create new separate accounts;

4.
Deregister the Separate Account under the Investment Company Act of 1940, or operate the Separate Account as a management investment company under the Investment Company Act of 1940, or as any other form permitted by law; and

5.	Modify the provisions of the Policy to comply with applicable law.

We will not make any such changes without receiving any necessary approval of the Securities and Exchange Commission and applicable state insurance department.   We will notify you of any changes.

Standard & Poor’s

“Standard & Poor’s®”, “S&P®”, “S&P 500®”, “Standard & Poor’s 500”, and “500” are trademarks of the McGraw-Hill Companies, Inc. and have been licensed for use by PMLIC and the Market Street Fund, Inc. (“Market Street”).  Neither the Policy nor the Equity 500 Index Portfolio is sponsored, endorsed, sold or promoted by Standard & Poor’s, a division of The McGraw-Hill companies, Inc. (“S&P”).

S&P makes no representation or warranty, express or implied, to the owners of the Policy and the Equity 500 Index Portfolio or any member of the public regarding the advisability of investing in securities generally or in the Policy and the Equity 500 Index Portfolio particularly or the ability of the S&P 500 Index track general stock market performance.  S&P’s only relationship to PMLIC and Market Street is the licensing of certain trademarks and trade names of S&P and of the S&P 500 Index which is determined, composed and calculated by S&P without regard to PMLIC, Market Street, the Policy, or the Equity 500 Index Portfolio.  S&P has no obligation to take the needs of PMLIC, Market Street, or the owners of the Policy or the Equity 500 Index Portfolio into consideration in determining, composing or calculating the S&P 500 Index.  S&P is not responsible for and has not participated in the determination of the prices and amount of the Policy or the Equity 500 Index Portfolio or the timing of the issuance or sale of the Policy or Equity 500 Index Portfolio or in the determination or calculation of the equation by which the Policy or Equity 500 Index Portfolio are to be converted into cash.  S&P has no obligation or liability in connection with the administration, marketing or trading of the Policy or the Equity 500 Index Portfolio.

S&P does not guarantee the accuracy and/or the completeness of the S&P 500 Index or any data included therein and S&P shall have no liability for any errors, omissions, or interruptions therein.  S&P makes no warranty, express or implied, as to results to be obtained by PMLIC, Market Street, owners of the Policy and the Equity 500 Index Portfolio, or any other person or entity from the use of the S&P 500 Index or any data included therein.  S&P makes no express or implied warranties, and expressly disclaims all warranties of merchantability or fitness for a particular purpose or use with respect to the S&P 500 Index or any data included therein.  Without limiting any of the foregoing, in no event shall S&P have any liability for any special, punitive, indirect, or consequential damages (including lost profits), even if notified of the possibility of such damages.

Policies Issued in Conjunction with Employee Benefit Plans

Policies may be acquired in conjunction with employee benefit plans (“EBS Policies”), including the funding of qualified pension plans meeting the requirements of Section 401 of the Code.  For EBS Policies, the maximum mortality rates used to determine the monthly cost of insurance charge are based on the Commissioners’ 1980 Standard Ordinary Mortality Tables NB and SB.  Under these tables, mortality rates are the same for male and female insureds of a particular attained age and premium class.  See “Charges and Deductions – Monthly Deduction.”  Illustrations reflecting the premiums and charges for EBS Policies will be provided upon request to purchasers of these Policies.  There is no provision for misstatement of sex in the EBS Policies.  Also, the rates used to determine the amount payable under a particular settlement option will be the same for male and female insureds.  See “Death Benefit – Settlement Options.”

Legal Developments Regarding Unisex Actuarial Tables

In 1983, the United States Supreme Court held in Arizona Governing Committee v. Norris that optional annuity benefits provided under an employee’s deferred compensation plan could not, under Title VII of the Civil Rights Act of 1964, vary between men and women on the basis of sex.  In that case, the Supreme Court applied its decision only to benefits derived from contributions made on or after August 1, 1983.  Subsequent decisions of lower federal courts indicate that in other factual circumstances, the Title VII prohibition of sex-distinct benefits may apply at an earlier date.  In addition, legislative, regulatory, or decisional authority of some states may prohibit use of sex-distinct mortality tables under certain circumstances.  The Policies offered by this Prospectus other than Policies issued in states which require “unisex” policies (currently Montana) and EBS Policies, are based upon actuarial tables which distinguish between men and women and, thus, the Policy provides different benefits to men and women of the same age.  Accordingly, employers and employee organizations should consider, in consultation with legal counsel, the impact of these authorities on any employment-related insurance or benefits program before purchasing the Policy and in determining whether an EBS Policy is appropriate.

In 1983, the United States Supreme Court held in Arizona Governing Committee v. Norris that optional annuity benefits provided under an employee’s deferred compensation plan could not, under Title VII of the Civil Rights Act of 1964, vary between men and women on the basis of sex.  In that case, the Court applied its decision only to benefits derived from contributions made on or after August 1, 1983.  Subsequent decisions of lower federal courts indicate that in other factual circumstances the Title VII prohibition of sex-distinct benefits may apply at an earlier date.  In addition, legislative, regulatory, or decisional authority of some states may prohibit use of sex-distinct mortality tables under certain circumstances.  The Policies offered by this Prospectus other than Policies issued in states which require “unisex” policies (currently Montana) and EBS Policies, are based upon actuarial tables which distinguish between men and women and, thus, the Policy provides different benefits to men and women of the same age.  Accordingly, employers and employee organizations should consider, in consultation with legal counsel, the impact of these authorities on any employment-related insurance or benefits program before purchasing the Policy and in determining whether an EBS Policy is appropriate.

Voting Portfolio Shares

Even though we are the legal owner of the portfolio shares held in the Subaccounts, and have the right to vote on all matters submitted to shareholders of the portfolios, we will vote our shares only as owners instruct, so long as such action is required by law.

Before a vote of a portfolio’s shareholders occurs, you will receive voting materials.  We will ask you to instruct us on how to vote and to return your proxy to us in a timely manner.  You will have the right to instruct us on the number of portfolio shares that corresponds to the amount of policy account value you have in that portfolio (as of a date set by the portfolio).

If we do not receive voting instructions on time from some owners, we will vote those shares in the same corporation as the timely voting instructions we receive.  Should Federal securities laws, regulations, or interpretations change, we may elect to vote portfolio hares in our own right.  If requested by state insurance officials, or if permitted under the Federal regulation, under certain circumstances we may disregard certain owner voting instructions.  If we ever disregard voting instructions, we will send you a summary in the next annual report to owners advising you of the action and the reasons we took this action.

Legal Matters

Sutherland Asbill & Brennan LLP, of Washington, D.C. has provided advice relating to certain legal matters relating to the Policy under the Federal securities laws.  James G. Potter, Jr., General Counsel of PMLIC, has provided advice on certain matters relating to the laws of Pennsylvania regarding the Policies and our issuance of the Policies.

Legal Proceedings

PMLIC and its subsidiaries, like other life insurance companies, are involved in lawsuits, including class action lawsuits.  In some class action and other lawsuits involving insurers, substantial damages have been sought and/or material settlement payments have been made.  Although the outcome of any litigation cannot be predicted with certainty, PMLIC believes that as of the date of this Prospectus, there are no pending or threatened lawsuits that will have a materially adverse impact on them or the Separate Account.

Experts

The Financial Statements have been included in this prospectus in reliance on the reports of Pricewaterhouse Coopers LLP, independent accounts, given on the authority of that firm as experts in accounting and auditing.

Actuarial matters included in the prospectus have been examining by Scott V. Carney, FSA, MAAA, Vice President and Actuary of PMLIC, as stated in his opinion field as an exhibit to the Registration statement.

Financial Statements

Our financial statements and the financial statements of the Separate Account appear at the end of this prospectus.  Our financial statements should be distinguished from the Separate Account’s financial statements and you should consider our financial statements only as bearing upon our ability to meet our obligations under the Policies.

Additional Information about the Company

We are a mutual life insurance company chartered by the Commonwealth of Pennsylvania in 1865.  We are subject to regulation by the Insurance Department of the Commonwealth of Pennsylvania, as well as by the insurance departments of all other states and jurisdictions in which we do business.  We are engaged in business of issuing life insurance policies and annuity contracts, and we are currently licensed to do business in 50 states and the District of Columbia.  Our Service Center is located at 300 Continental Drive, Newark, Delaware 19713.

We submit annual statements on our operations and finances to insurance officials in all states and jurisdictions in which we do business.  We have filed the Policy described in this prospectus with insurance officials in those jurisdictions in which the Policy is sold.

We intend to reinsure a portion of the risk assumed under the Policies.

PMLIC’s Executive Officers and Directors

We are governed by a board of directors.  The following tables set forth then name, address, and principal occupation during the past 4 years of each of our executive officers and directors.  Unless otherwise noted, each person’s address is Provident Mutual Life Insurance Company, 1000 Chesterbrook Boulevard, Berwyn, Pennsylvania 19312.

Officers and Directors of PMLIC

Name and Position	Principal Occupation During the Past Five Years
Robert W. Kloss Director, Chairman, President and Chief Executive Officer	1996 to present – President and Chief Executive Officer of PMLIC; 1994-1996 – President and Chief Operating Officer of PMLIC.
Edward R. Book Director 305 Windmere Drive, #221 State College, PA 16801	1995 to present – Past-President and Consultant of Travel Industry Association of America; 1996-1997 – President of USA National Tourism Organization, Inc.
Dorothy M. Brown Director 16 Meredith Road Wynnewood, PA 19096	1999 to present – Educational Consultant of The Kaludis Consulting Group; 1998-1999 – Interim President of Allegheny University; 1994-1998 – Educational Consultant of The Kaludis Consulting Group.
Robert J. Casale Director Brokerage Ins. Svcs. Group 2 Journal Square Jersey City, NJ 07306	1997 to present – Executive Consultant of Automatic Data Processing, Inc.; 1988-1997 – Group President/Brokerage Information Services Group of Automatic Data Processing Inc.
Nicholas DeBenedictis Director 231 Golf View Road Ardmore, PA 19003	1993 to present – Chairman of Philadelphia Suburban Corporation.

Name and Position	Principal Occupation During the Past Five Years
Philip C. Herr, II Director Herr, Potts & Herr Strafford Office Building, Building #4 175 Strafford Avenue, Suite 314 Wayne, PA 19087	1961 to present – Partner of Herr, Potts & Herr
J. Richard Jones Director 1800 JFK Boulevard 10th Floor Philadelphia, PA 19103	1998 to present – Executive Managing Director Insignia/ESG Jackson-Cross; 1981-1998 – President and Chief Executive Officer of Jackson-Cross Company.
John P. Neafsey Director 13 Valley Road So. Norwalk, CT 06854	1993 to present – President of JN Associates.
Charles L. Orr Director Shaklee Corporation 4747 Willow Road Pleasanton, CA 94588	1993 to present – President and Chief Executive Officer of Shaklee Corporation.
Alan F. Hinkle Executive Vice President and Chief Actuary	1996 to present – Executive Vice President and Chief Actuary of PMLIC; 1974-1996 – Vice President and Individual Actuary.
James G. Potter, Jr. Executive Vice President, General Counsel and Secretary	1997 to present – Executive Vice President, General Counsel & Secretary of PMLIC; 1989 – 1997 – Chief Legal Officer of Prudential Banks.
Joan C. Tucker* Executive Vice President, Corporation Operations
1996 to present – Executive Vice President, Corporation Operations at PMLIC; 1996 – Senior Vice President, Insurance Operations of PMLIC; 1993-1996 – Vice President Individual Insurance Operations at PMLIC.

Mary Lynn Finelli Executive Vice President and Chief Financial Officer	1996 to present – Executive Vice President and Chief Financial Officer of PMLIC; 1986-1996 – Vice President and Controller of PMLIC.

Name and Position	Principal Occupation During the Past Five Years
Mehran Assadi* Executive Vice President and Chief Information Officer	1998 to present – Executive Vice President and Chief Information Officer of PMLIC; 1982-1998 – Vice President, Technology and Business Development at St. Paul Company.
Linda M. Springer Vice President and Controller	1996 to present – Vice President and Controller of PMLIC; 1995-1996 – Assistant Vice President and Actuary of PMLIC; 1992-1995 – Actuary of PMLIC.
Rosanne Gatta Vice President and Treasurer	1994 to present – Vice President and Treasurer of PMLIC; 1985-1994 – Assistant Vice President and Treasurer of PMLIC.

*  The address is 300 Continental Drive, Newark, Delaware 19713

We hold the Separate Account’s assets physically segregated and part from the general account.  We maintain records of all purchases and sale of portfolio shares by each of the Subaccounts.  A fidelity bond in the amount of $10 million per occurrence and $20 million in the aggregate covering our officers and employees has been issued by Reliance Insurance Company.

Financial Statements

The financial statements of PMLIC included herein should be distinguished from the financial statements of the Separate Accounts and should be considered only as bearing upon the ability of PMLIC to meet its obligations under the Policies.

INDEX TO FINANCIAL STATEMENTS

Provident Mutual Variable Growth Separate Account, Provident Mutual Variable Money Market Separate Account, Provident Mutual Variable Bond Separate Account, Provident Mutual Variable Zero Coupon Bond Separate Account, Provident Mutual Variable Aggressive Growth Separate Account, Provident Mutual Variable International Separate Account and Provident Mutual Variable Separate Account.

Report of Independent Accountants	F-2
Statements of Assets and Liabilities, December 31, 1999	F-3
Statements of Operations for the Years Ended December 31, 1999, 1998, and 1997	F-9
Statements of Changes in Net Assets for the Years Ended December 31 1999, 1998, and 1997	F-26
Notes to Financial Statements	F-43
Provident Mutual Life Insurance Company and Subsidiaries
Report of Independent Accountants	F-66
Consolidated Statements of Financial Condition, December 31, 1999 and 1998	F-67
Consolidated Statements of Operations for the Years Ended December 31, 1999, 1998 and 1997	F-68
Consolidated Statements of Equity for the Years Ended December 31, 1999, 1998, and 1997	F-69
Consolidated Statements of Cash Flows for the Years Ended December 31, 1999, 1998, and 1997	F-70
Notes to Consolidated Financial Statements	F-71

[1999 FINANCIAL STATEMENT OMITTED]

F-1

Appendix A – Illustrations

The following illustrations have been prepared to help show how certain values under the Policy change with different rates of investment performance over an extended period of time. The hypothetical investment returns are provided only to illustrate the mechanics of a hypothetical policy and do not represent past or future performance. Actual rates of return for a particular Policy may be more or less than the hypothetical investment rates of return. The actual return on your policy account value will depend on factors such as the amounts you allocate to particular portfolios, the amounts deducted for the Policy's monthly charges, the portfolios' expense ratios, and your policy loan and partial withdrawal history.

The following illustrations show how certain values under a sample Policy would change with different rates of fictional investment performance over an extended period of time. In particular, the illustrations show how the death benefit, policy account value, and net cash surrender value under a Policy covering a male insured of Age 40 on the policy date in the nonsmoker premium class with a face amount of $1,000,000, would change over time if the planned premiums were paid and the return on the assets in the Subaccounts were a uniform gross annual rate (before any expenses) of 0%, 6% or 12%. The tables also show how the Policy would operate if premiums accumulated at 5% interest. The tables illustrate policy account values that would result based on assumptions that you pay the premiums indicated, you do not increase your face amount, and you do not make any partial withdrawals or take any policy loans. The death benefits, policy account values, and net cash surrender values would be lower if the insured was in a nonsmoker or smoker class or a class with extra ratings since the cost of insurance charges would increase. The values under the Policy will be different from those shown even if the returns averaged 0%, 6% or 12%, but fluctuated over and under those averages throughout the years shown.

The columns shown under the heading "Guaranteed" assume that throughout the life of the policy, the monthly charge for cost of insurance is based on the maximum level permitted under the Policy, a premium tax charge of 2%, maximum monthly administrative fee of $16, an initial administrative charge of $300, a daily charge for mortality and expense risks equivalent to an annual rate of 0.75%, and a daily charge for transaction charges for the Zero Coupon Bond Subaccount of 0.50%. Certain states may impose higher premium taxes. For those Policies, the death benefit, policy account value, and net cash surrender value would be lower since the guaranteed premium tax charge would be higher. The columns under the heading "Current" assume that throughout the life of the policy, the monthly charge for cost of insurance is based on the current cost of insurance rate, a premium tax charge of 2%, current monthly administrative fee of $8.00, a daily charge for mortality and expense risks equivalent to an annual rate of 0.75% and a daily charge for transaction charges for the Zero Coupon Bond Subaccount of 0.25%. The illustrations assume no charges for Federal or state taxes or charges for supplemental benefits.

The amounts shown in all tables reflect an averaging of certain other asset charges described below that may be assessed under the Policy, depending upon how premiums are allocated. The total of the asset charges reflected in the Current and Guaranteed illustrations, including the mortality and expense risk charge listed above, is 1.56% and 1.57%, respectively. This total charge is based on an assumption that an owner allocates the Policy values equally among each Subaccount of the Separate Account.

The illustrations assume that the assets in the portfolios are subject to an annual expense ratio of 0.81% of the average daily net assets. This annual expense ratio is based on the average of the expense ratios of each of the portfolios for the last fiscal year and takes into account current expense reimbursement arrangements. Values illustrated would be lower if expense reimbursement arrangements were not reflected. For information on portfolio expenses, consult the Annual Portfolio Operating Expenses table in the Summary of this prospectus, and the respective expense and fee tables set forth in the portfolios' prospectuses.

After deducting portfolio expenses and mortality and expense risk charges, the illustrated gross annual investment rates of return of 0%, 6%, and 12% would correspond to approximate net annual rates of  (1.57)%, 4.34%, and 10.24%, respectively, assuming guaranteed charges, and net annual rates of (1.56)%, 4.35%, and 10.25%, respectively, assuming current charges.

Upon request, we will provide illustrations of future benefits under the Policy based upon the proposed insured's age and premium class, the death benefit option, face amount, planned periodic premiums, and riders requested. We reserve the right to charge a reasonable fee for this service to persons who request more than one policy illustration during a policy year.

PROVIDENT MUTUAL – FLEXIBLE PREMIUM ADJUSTABLE VARIABLE LIFE INSURANCE
$1,000,000 FACE AMOUNT DEATH BENEFIT OPTION A			MALE INSURED ISSUE AGE 40 NONSMOKER ANNUAL PREMIUM $12,000
ASSUMING HYPOTHETICAL GROSS ANNUAL RATE OF RETURN 0%
End of Policy Year	Premiums Accumulated at 5% Int. Per Year	Guaranteed* (Net Rate of -1.57%)			Current** (Net Rate of –1.56%)
		Policy Account Value	Net Cash Surrender Value	Death Benefit	Policy Account Value	Net Cash Surrender Value	Death Benefit
1	12,600	8,243	5,147	1,000,000	10,088	6,992	1,000,000
2	25,830	16,423	12,247	1,000,000	20,218	16,042	1,000,000
3	39,722	24,249	19,449	1,000,000	30,106	25,306	1,000,000
4	54,308	31,690	26,890	1,000,000	39,748	34,948	1,000,000
5	69,623	38,766	33,966	1,000,000	49,160	44,360	1,000,000
6	85,704	45,437	40,637	1,000,000	58,336	53,536	1,000,000
7	102,589	51,703	47,863	1,000,000	67,171	63,331	1,000,000
8	120,319	57,555	54,675	1,000,000	75,684	72,804	1,000,000
9	138,935	62,992	61,072	1,000,000	83,881	81,961	1,000,000
10	158,481	67,966	67,006	1,000,000	91,799	90,839	1,000,000
11	179,006	72,460	72,460	1,000,000	99,470	99,470	1,000,000
12	200,556	76,418	76,418	1,000,000	106,874	106,874	1,000,000
13	223,184	79,794	79,794	1,000,000	113,990	113,990	1,000,000
14	246,943	82,515	82,515	1,000,000	120,799	120,799	1,000,000
15	271,890	84,519	84,519	1,000,000	127,282	127,282	1,000,000
16	298,084	85,766	85,767	1,000,000	133,395	133,395	1,000,000
17	325,589	86,202	86,202	1,000,000	139,148	139,148	1,000,000
18	354,468	85,813	85,813	1,000,000	144,513	144,513	1,000,000
19	384,791	84,556	84,556	1,000,000	149,474	149,474	1,000,000
20	416,631	82,369	82,369	1,000,000	154,032	154,032	1,000,000
25	601,361	52,542	52,542	1,000,000	171,041	171,041	1,000,000
30	837,129	0	0	0	170,687	170,687	1,000,000

* These values reflect investment results using guaranteed cost of insurance rates, mortality and expense risk charges, administrative charges, and the maximum transaction charge for the zero coupon bond account.

** These values reflect investment results using current cost of insurance rates, mortality and expense risk charges, administrative charges, and the current transaction charge for the zero coupon bond account.

The death benefit may, and the policy account values and net cash surrender values will differ if premiums are paid in different amounts or frequencies.

It is emphasized that the hypothetical investment results are illustrative only and should not be deemed a representation of past or future investment results. Actual investment results may be more or less than those shown. The death benefit, policy account value and net cash surrender value for a policy would be different from those shown if actual rates of investment return applicable to the policy averaged 0%, 6% or 12% over a period of years, but also fluctuated above or below that average for individual policy years. The death benefit, policy account value and net cash surrender value for a policy would also be different from those shown, depending on the investment allocations made to the Separate Accounts and the different rates of return of the Separate Accounts if the actual rates of investment return applicable to the policy averaged 0%, 6% or 12%, but varied above or below that average for particular Separate Accounts. No representations can be made that these hypothetical rates of return can be achieved for any one year or sustained over any period of time.

PROVIDENT MUTUAL – FLEXIBLE PREMIUM ADJUSTABLE VARIABLE LIFE INSURANCE
$1,000,000 FACE AMOUNT DEATH BENEFIT OPTION A			MALE INSURED ISSUE AGE 40 NONSMOKER ANNUAL PREMIUM $12,000
ASSUMING HYPOTHETICAL GROSS ANNUAL RATE OF RETURN 6%
End of Policy Year	Premiums Accumulated at 5% Int. Per Year	Guaranteed* (Net Rate of 4.34%)			Current** (Net Rate of 4.35%)
		Policy Account Value	Net Cash Surrender Value	Death Benefit	Policy Account Value	Net Cash Surrender Value	Death Benefit
1	12,600	8,823	5,727	1,000,000	10,726	7,630	1,000,000
2	25,830	18,108	13,932	1,000,000	22,135	17,959	1,000,000
3	39,722	27,568	22,768	1,000,000	33,955	29,155	1,000,000
4	54,308	37,176	32,376	1,000,000	46,198	41,398	1,000,000
5	69,623	46,954	42,155	1,000,000	58,894	54,094	1,000,000
6	85,704	56,870	52,070	1,000,000	72,059	67,259	1,000,000
7	102,589	66,926	63,086	1,000,000	85,603	81,763	1,000,000
8	120,319	77,117	74,237	1,000,000	99,558	96,678	1,000,000
9	138,935	87,449	85,529	1,000,000	113,951	112,031	1,000,000
10	158,481	97,881	96,921	1,000,000	128,835	127,875	1,000,000
11	179,006	108,400	108,400	1,000,000	144,264	144,264	1,000,000
12	200,556	118,956	118,956	1,000,000	160,242	160,242	1,000,000
13	223,184	129,511	129,511	1,000,000	176,777	176,777	1,000,000
14	246,943	139,998	139,998	1,000,000	193,876	193,876	1,000,000
15	271,890	150,358	150,358	1,000,000	211,550	211,550	1,000,000
16	298,084	160,558	160,558	1,000,000	229,790	229,790	1,000,000
17	325,589	170,546	170,546	1,000,000	248,635	248,635	1,000,000
18	354,468	180,314	180,314	1,000,000	268,096	268,096	1,000,000
19	384,791	189,824	189,824	1,000,000	288,197	288,197	1,000,000
20	416,631	199,024	199,024	1,000,000	308,979	308,979	1,000,000
25	601,361	236,123	236,123	1,000,000	425,022	425,022	1,000,000
30	837,129	242,411	242,411	1,000,000	562,436	562,436	1,000,000

* These values reflect investment results using guaranteed cost of insurance rates, mortality and expense risk charges, administrative charges, and the maximum transaction charge for the zero coupon bond account.

** These values reflect investment results using current cost of insurance rates, mortality and expense risk charges, administrative charges, and the current transaction charge for the zero coupon bond account.

The death benefit may, and the policy account values and net cash surrender values will differ if premiums are paid in different amounts or frequencies.

It is emphasized that the hypothetical investment results are illustrative only and should not be deemed a representation of past or future investment results. Actual investment results may be more or less than those shown. The death benefit, policy account value and net cash surrender value for a policy would be different from those shown if actual rates of investment return applicable to the policy averaged 0%, 6% or 12% over a period of years, but also fluctuated above or below that average for individual policy years. The death benefit, policy account value and net cash surrender value for a policy would also be different from those shown, depending on the investment allocations made to the Separate Accounts and the different rates of return of the Separate Accounts if the actual rates of investment return applicable to the policy averaged 0%, 6% or 12%, but varied above or below that average for particular Separate Accounts. No representations can be made that these hypothetical rates of return can be achieved for any one year or sustained over any period of time.

PROVIDENT MUTUAL – FLEXIBLE PREMIUM ADJUSTABLE VARIABLE LIFE INSURANCE
$1,000,000 FACE AMOUNT DEATH BENEFIT OPTION A			MALE INSURED ISSUE AGE 40 NONSMOKER ANNUAL PREMIUM $12,000
ASSUMING HYPOTHETICAL GROSS ANNUAL RATE OF RETURN 12%
End of Policy Year	Premiums Accumulated at 5% Int. Per Year	Guaranteed* (Net Rate of 10.24%)			Current** (Net Rate of 10.25%)
		Policy Account Value	Net Cash Surrender Value	Death Benefit	Policy Account Value	Net Cash Surrender Value	Death Benefit
1	12,600	9,405	6,309	1,000,000	11,366	8,270	1,000,000
2	25,830	19,866	15,690	1,000,000	24,129	19,953	1,000,000
3	39,722	31,169	26,369	1,000,000	38,116	33,316	1,000,000
4	54,308	43,369	38,569	1,000,000	53,448	48,648	1,000,000
5	69,623	56,579	51,779	1,000,000	70,278	65,478	1,000,000
6	85,704	70,866	66,066	1,000,000	88,756	83,956	1,000,000
7	102,589	86,347	82,507	1,000,000	108,944	105,104	1,000,000
8	120,319	103,141	100,261	1,000,000	131,041	128,161	1,000,000
9	138,935	121,396	119,476	1,000,000	155,256	153,336	1,000,000
10	158,481	141,228	140,268	1,000,000	181,851	180,891	1,000,000
11	179,006	162,801	162,801	1,000,000	211,111	211.111	1,000,000
12	200,556	186,267	186,267	1,000,000	243,304	243,304	1,000,000
13	223,184	211,810	211,810	1,000,000	278,728	278,728	1,000,000
14	246,943	239,620	239,620	1,000,000	317,720	317,720	1,000,000
15	271,890	269,926	269,926	1,000,000	360,659	360,659	1,000,000
16	298,084	303,020	303,020	1,000,000	407,952	407,952	1,000,000
17	325,589	339,226	339,226	1,000,000	460,098	460,098	1,000,000
18	354,468	378,955	378,955	1,000,000	517,634	517,634	1,000,000
19	384,791	422,656	422,656	1,000,000	581,171	581,171	1,000,000
20	416,631	470,840	470,840	1,000,000	651,410	651,410	1,000,000
25	601,361	802,718	802,718	1,000,000	1,129,442	1,129,442	1,000,000
30	837,129	1,352,015	1,352,015	1,568,337	1,900,781	1,900,781	1,000,000

* These values reflect investment results using guaranteed cost of insurance rates, mortality and expense risk charges, administrative charges, and the maximum transaction charge for the zero coupon bond account.

** These values reflect investment results using current cost of insurance rates, mortality and expense risk charges, administrative charges, and the current transaction charge for the zero coupon bond account.

The death benefit may, and the policy account values and net cash surrender values will differ if premiums are paid in different amounts or frequencies.

It is emphasized that the hypothetical investment results are illustrative only and should not be deemed a representation of past or future investment results. Actual investment results may be more or less than those shown. The death benefit, policy account value and net cash surrender value for a policy would be different from those shown if actual rates of investment return applicable to the policy averaged 0%, 6% or 12% over a period of years, but also fluctuated above or below that average for individual policy years. The death benefit, policy account value and net cash surrender value for a policy would also be different from those shown, depending on the investment allocations made to the Separate Accounts and the different rates of return of the Separate Accounts if the actual rates of investment return applicable to the policy averaged 0%, 6% or 12%, but varied above or below that average for particular Separate Accounts. No representations can be made that these hypothetical rates of return can be achieved for any one year or sustained over any period of time.

PROVIDENT MUTUAL – FLEXIBLE PREMIUM ADJUSTABLE VARIABLE LIFE INSURANCE
$1,000,000 FACE AMOUNT DEATH BENEFIT OPTION B			MALE INSURED ISSUE AGE 40 NONSMOKER ANNUAL PREMIUM $12,000
ASSUMING HYPOTHETICAL GROSS ANNUAL RATE OF RETURN 0%
End of Policy Year	Premiums Accumulated at 5% Int. Per Year	Guaranteed* (Net Rate of -1.57%)			Current** (Net Rate of -1.56%)
		Policy Account Value	Net Cash Surrender Value	Death Benefit	Policy Account Value	Net Cash Surrender Value	Death Benefit
1	12,600	8,214	5,118	1,008,214	10,076	6,980	1,010,076
2	25,830	16,337	12,161	1,016,337	20,180	16,004	1,020,180
3	39,722	24,075	19,275	1,024,075	30,028	25,228	1,030,028
4	54,308	31,394	26,594	1,031,394	39,613	34,813	1,039,613
5	69,623	38,310	33,510	1,038,310	48,950	44,150	1,048,950
6	85,704	44,781	39,981	1,044,781	58,031	53,231	1,058,031
7	102,589	50,803	46,963	1,050,803	66,743	62,903	1,066,743
8	120,319	56,363	53,483	1,056,363	75,101	72,221	1,075,101
9	138,935	61,460	59,540	1,061,460	83,111	81,191	1,083,111
10	158,481	66,040	65,080	1,066,040	90,807	89,847	1,090,807
11	179,006	70,083	70,083	1,070,083	98,224	98,224	1,098,224
12	200,556	73,526	73,526	1,073,526	105,337	105,337	1,105,337
13	223,184	76,321	76,321	1,076,321	112,122	112,122	1,112,122
14	246,943	78,387	78,387	1,078,387	118,552	118,552	1,118,552
15	271,890	79,658	79,658	1,079,658	124,605	124,605	1,124,605
16	298,084	80,096	80,096	1,080,096	130,226	130,226	1,130,226
17	325,589	79,644	79,644	1,079,644	135,422	135,422	1,135,422
18	354,468	78,297	78,297	1,078,297	140,160	140,160	1,140,160
19	384,791	76,020	76,020	1,076,020	144,418	144,418	1,144,418
20	416,631	72,757	72,757	1,072,757	148,193	148,193	1,148,193
25	601,361	37,210	37,210	1,037,210	160,119	160,119	1,160,119
30	837,129	0	0	0	151,139	151,139	1,151,139

* These values reflect investment results using guaranteed cost of insurance rates, mortality and expense risk charges, administrative charges, and the maximum transaction charge for the zero coupon bond account.

** These values reflect investment results using current cost of insurance rates, mortality and expense risk charges, administrative charges, and the current transaction charge for the zero coupon bond account.

The death benefit may, and the policy account values and net cash surrender values will differ if premiums are paid in different amounts or frequencies.

It is emphasized that the hypothetical investment results are illustrative only and should not be deemed a representation of past or future investment results. Actual investment results may be more or less than those shown. The death benefit, policy account value and net cash surrender value for a policy would be different from those shown if actual rates of investment return applicable to the policy averaged 0%, 6% or 12% over a period of years, but also fluctuated above or below that average for individual policy years. The death benefit, policy account value and net cash surrender value for a policy would also be different from those shown, depending on the investment allocations made to the Separate Accounts and the different rates of return of the Separate Accounts if the actual rates of investment return applicable to the policy averaged 0%, 6% or 12%, but varied above or below that average for particular Separate Accounts. No representations can be made that these hypothetical rates of return can be achieved for any one year or sustained over any period of time.

PROVIDENT MUTUAL – FLEXIBLE PREMIUM ADJUSTABLE VARIABLE LIFE INSURANCE
$1,000,000 FACE AMOUNT DEATH BENEFIT OPTION B			MALE INSURED ISSUE AGE 40 NONSMOKER ANNUAL PREMIUM $12,000
ASSUMING HYPOTHETICAL GROSS ANNUAL RATE OF RETURN 6%
End of Policy Year	Premiums Accumulated at 5% Int. Per Year	Guaranteed* (Net Rate of 4.34%)			Current** (Net Rate of 4.35%)
		Policy Account Value	Net Cash Surrender Value	Death Benefit	Policy Account Value	Net Cash Surrender Value	Death Benefit
1	12,600	8,793	5,697	1,008,793	10,714	7,618	1,010,714
2	25,830	18,014	13,838	1,018,014	22,093	17,917	1,022,093
3	39,722	27,368	22,568	1,027,368	33,866	29,066	1,033,866
4	54,308	36,822	32,022	1,036,822	46,037	41,237	1,046,037
5	69,623	46,388	41,588	1,046,388	58,635	53,835	1,058,635
6	85,704	56,021	51,221	1,056,021	71,667	66,867	1,071,667
7	102,589	65,714	61,874	1,065,714	85,031	81,191	1,085,031
8	120,319	75,448	72,568	1,075,448	98,751	95,871	1,098,751
9	138,935	85,216	83,296	1,085,216	112,482	110,922	1,112,842
10	158,481	94,956	93,996	1,094,956	127,350	126,390	1,127,350
11	179,006	104,638	104,638	1,104,638	142,326	142,326	1,142,326
12	200,556	114,188	114,188	1,114,188	157,758	157,758	1,157,758
13	223,184	123,537	123,537	1,123,537	173,635	173,635	1,173,635
14	246,943	132,586	132,586	1,132,586	189,947	189,947	1,189,947
15	271,890	141,239	141,239	1,141,239	206,682	206,682	1,206,682
16	298,084	149,428	149,428	1,149,428	223,795	223,795	1,223,795
17	325,589	157,061	157,061	1,157,061	241,305	241,305	1,241,305
18	354,468	164,094	164,094	1,164,094	259,187	259,187	1,259,187
19	384,791	170,450	170,450	1,170,450	277,426	277,426	1,277,426
20	416,631	176,027	176,027	1,176,027	296,028	296,028	1,296,028
25	601,361	185,570	185,570	1,185,570	395,077	395,077	1,395,077
30	837,129	141,614	141,614	1,141,614	495,212	495,212	1,495,212

* These values reflect investment results using guaranteed cost of insurance rates, mortality and expense risk charges, administrative charges, and the maximum transaction charge for the zero coupon bond account.

** These values reflect investment results using current cost of insurance rates, mortality and expense risk charges, administrative charges, and the current transaction charge for the zero coupon bond account.

The death benefit may, and the policy account values and net cash surrender values will differ if premiums are paid in different amounts or frequencies.

It is emphasized that the hypothetical investment results are illustrative only and should not be deemed a representation of past or future investment results. Actual investment results may be more or less than those shown. The death benefit, policy account value and net cash surrender value for a policy would be different from those shown if actual rates of investment return applicable to the policy averaged 0%, 6% or 12% over a period of years, but also fluctuated above or below that average for individual policy years. The death benefit, policy account value and net cash surrender value for a policy would also be different from those shown, depending on the investment allocations made to the Separate Accounts and the different rates of return of the Separate Accounts if the actual rates of investment return applicable to the policy averaged 0%, 6% or 12%, but varied above or below that average for particular Separate Accounts. No representations can be made that these hypothetical rates of return can be achieved for any one year or sustained over any period of time.

PROVIDENT MUTUAL – FLEXIBLE PREMIUM ADJUSTABLE VARIABLE LIFE INSURANCE
$1,000,000 FACE AMOUNT DEATH BENEFIT OPTION B			MALE INSURED ISSUE AGE 40 NONSMOKER ANNUAL PREMIUM $12,000
ASSUMING HYPOTHETICAL GROSS ANNUAL RATE OF RETURN 12%
End of Policy Year	Premiums Accumulated at 5% Int. Per Year	Guaranteed* (Net Rate of 10.24%)			Current** (Net Rate of 10.25%)
		Policy Account Value	Net Cash Surrender Value	Death Benefit	Policy Account Value	Net Cash Surrender Value	Death Benefit
1	12,600	9,373	6,277	1,009,373	11,352	8,256	1,011,352
2	25,830	19,762	15,586	1,019,762	24,084	19,908	1,024,084
3	39,722	30,041	26,141	1,030,941	38,015	33,215	1,038,015
4	54,308	42,948	38,148	1,042,948	53,258	48,458	1,053,258
5	69,623	55,880	51,080	1,055,880	69,959	65,159	1,069,959
6	85,704	69,777	64,977	1,069,777	88,256	83,456	1,088,256
7	102,589	84,728	80,888	1,084,728	108,186	104,346	1,108,186
8	120,319	100,820	97,940	1,100,820	129,927	127,047	1,129,927
9	138,935	118,160	116,240	1,118,160	153,666	151,746	1,153,666
10	158,481	136,812	135,852	1,136,812	179,638	178,678	1,179,638
11	179,006	156,878	156,878	1,156,878	208,105	208,105	1,208,105
12	200,556	178,429	178,429	1,178,429	239,289	239,289	1,239,289
13	223,184	201,555	201.555	1,201,555	273,439	273,439	1,273,439
14	246,943	226,322	226,322	1,226,322	310,827	310,827	1,310,827
15	271,890	252,813	252,813	1,252,813	351,752	351,752	1,351,752
16	298,084	281,153	281,153	1,281,153	396,515	396,515	1,396,515
17	325,589	311,456	311,456	1,311,456	445,509	445,509	1,445,509
18	354,468	343,904	343,904	1,343,904	499,125	499,125	1,499,125
19	384,791	378,661	378,661	1,378,661	557,805	557,805	1,557,805
20	416,631	415,893	415,893	1,415,893	622.060	622,060	1,622,060
25	601,361	643,069	643,069	1,643,069	1,049,108	1,049,108	2,049,108
30	837,129	948,899	948,899	1,948,899	1,719,754	1,719,754	2,719,754

* These values reflect investment results using guaranteed cost of insurance rates, mortality and expense risk charges, administrative charges, and the maximum transaction charge for the zero coupon bond account.

** These values reflect investment results using current cost of insurance rates, mortality and expense risk charges, administrative charges, and the current transaction charge for the zero coupon bond account.

The death benefit may, and the policy account values and net cash surrender values will differ if premiums are paid in different amounts or frequencies.

It is emphasized that the hypothetical investment results are illustrative only and should not be deemed a representation of past or future investment results. Actual investment results may be more or less than those shown. The death benefit, policy account value and net cash surrender value for a policy would be different from those shown if actual rates of investment return applicable to the policy averaged 0%, 6% or 12% over a period of years, but also fluctuated above or below that average for individual policy years. The death benefit, policy account value and net cash surrender value for a policy would also be different from those shown, depending on the investment allocations made to the Separate Accounts and the different rates of return of the Separate Accounts if the actual rates of investment return applicable to the policy averaged 0%, 6% or 12%, but varied above or below that average for particular Separate Accounts. No representations can be made that these hypothetical rates of return can be achieved for any one year or sustained over any period of time.

Part II

OTHER INFORMATION
UNDERTAKING TO FILE REPORTS

Subject to the terms and conditions of Section 15(d) of the Securities Exchange Act of 1934, the undersigned Registrant hereby undertakes to file with the Securities and Exchange Commission such supplementary and periodic information, documents, and reports as may be prescribed by any rule or regulation of the Commission heretofore or hereafter duly adopted pursuant to authority conferred in that section.

RULE 484 UNDERTAKING

NLIC’s Code of Regulations provides, in part:

Provision is made in NLIC's Amended and Restated Code of Regulations and expressly authorized by the General Corporation Law of the State of Ohio, for indemnification by NLIC of any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative by reason of the fact that such person is or was a director, officer or employee of NLIC, against expenses, including attorneys fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, to the extent and under the circumstances permitted by the General Corporation Law of the State of Ohio.

            Insofar as indemnification for liabilities arising under the Securities Act of 1933 ("Act") may be permitted to directors, officers or persons controlling NLIC pursuant to the foregoing provisions, NLIC has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.  In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

REPRESENTATION OF REASONABLENESS

Nationwide Life Insurance Company hereby represents that the fees and charges deducted under the Policy, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by Nationwide Life Insurance Company.

CONTENTS OF REGISTRATION STATEMENT

This Registration Statement comprises the following papers and documents:

The facing sheet.

The Prospectus consisting of 82 pages, and related supplements.

The undertaking to file reports.

Rule 484 undertaking.

Representations pursuant to Rule 6e-3(T).

The signatures.

Consents:

Opinion and Consent of Jamie R. Casto, Esq. (see Exhibit 3.A.)
Consent of Independent Registered Public Accounting Firm (see Exhibit 7)

The following exhibits:

EXHIBIT INDEX

  EXHIBITS

1.A.1.a.	Resolution adopted by the Board of Directors of Provident Mutual Life Insurance Company

authorizing establishment of the Provident Mutual Variable Growth Separate Account, Provident Mutual Variable Money Market Separate Account, Provident Mutual Variable Bond Separate Account, Provident Mutual Variable Managed Separate Account, and Provident Mutual Variable Zero Coupon Bond Separate Account, and is incorporated herein by reference to Post-Effective Amendment No. 18, filed on May 1, 1998, file no. 033-2625.

1.A.1.b.	Resolution of the Board of Directors of Provident Mutual Life Insurance Company establishing the Provident
Mutual Variable Aggressive Growth Separate Account, and is incorporated herein by reference to Post-Effective Amendment No. 18, filed on May 1, 1998, file no. 033-2625.

1.A.1.c.
Resolution of the Board of Directors of Provident Mutual  Life Insurance Company establishing the Provident Mutual Variable International Separate Account, and is incorporated herein by reference to Post-Effective Amendment No. 18, filed on May 1, 1998, file no. 033-2625.

1.A.1.d.
Resolution of the Board of Directors of Provident Mutual Life Insurance Company establishing the Provident Mutual Variable Separate Account, and is incorporated herein by reference to Post-Effective Amendment No. 18, filed on May 1, 1998, file no. 033-2625.

1.A.1.e.
Resolution of the Board of Directors of Provident Mutual Life Insurance Company Approving Creation of additional Subaccounts of Provident Mutual Variable Separate Account, and is incorporated herein by reference to Post-Effective Amendment No. 18, filed on May 1, 1998, file no. 033-2625.

1.A.1.f.
Resolution of the Board of Directors of Provident Mutual Life Insurance Company Approving Creation of additional Subaccounts of Provident Mutual Variable Separate Account, and is incorporated herein by reference to Post-Effective Amendment No. 18, filed on May 1, 1998, file no. 033-2625.

1.A.1.g.
Resolution of the Board of Directors of Provident Mutual Life Insurance Company Approving Creation of Additional Subaccounts of Provident Mutual Variable Life Separate Account, and is incorporated herein by reference to Post-Effective Amendment No. 1, filed on April 25, 2000, file no. 333-71763.

1.A.1.h.
Resolution of the Board of Directors of Provident Mutual Life Insurance Company Approving Reorganization of the Provident Mutual Variable Growth Separate Account, Provident Mutual Variable Money Market Separate Account, Provident Mutual Variable Bond Separate Account, Provident Mutual Variable Zero Coupon Bond Separate Account, Provident Mutual Variable Aggressive Growth Separate Account, Provident Mutual Variable International Separate Account, Provident Mutual Variable Separate Account, and is incorporated herein by reference to Post-Effective Amendment No. 1, filed on April 25, 2000, file no. 333-71763.

1.A.2.	None

1.A.3.a.i.	Underwriting Agreement. Incorporated herein by reference to Post-Effective Amendment No. 18, filed on May 1, 1998, file no. 033-2625.

1.A.3.a.ii.	Amendment to Underwriting Agreement. Incorporated herein by reference to Post-Effective Amendment No. 18, filed on May 1, 1998, file no. 033-2625.

1.A.3.a.iii.	Amendment to Underwriting Agreement. Incorporated herein by reference to Post-Effective Amendment No. 18, filed on May 1, 1998, file no. 033-2625.

1.A.3.a.iv.	Amendment to Underwriting Agreement. Incorporated herein by reference to Post-Effective Amendment No. 18, filed on May 1, 1998, file no. 033-2625.

1.A.3.a.vi.	Amendment to Underwriting Agreement. Incorporated herein by reference to Post-Effective Amendment No. 18, filed on May 1, 1998, file no. 033-2625.

1.A.3.a.vii.	Distribution Agreement by and among Nationwide Life Insurance Company of America, Nationwide Life and Annuity Company of America, and 1717 Capital Management Company, and is filed herewith.

1.A.3.a.viii.	Assignment and Assumption of Distributor’s Interest Under Distribution Agreement by and between Nationwide Securities, LLC and Nationwide Investment Services Corporation, and is filed herewith.

1.A.3.b.	Inapplicable.

1.A.4.	None

1.A.5.
Individual Flexible Premium Adjustable Variable Life Insurance Policy Forms (C122, C122A & C125).  Incorporated herein by reference to Post-Effective Amendment No. 11, filed on May 1, 1998, File No. 033-38463.

1.A.5.a.	Extension of Final Policy Date Rider (C822). Incorporated herein by reference to Post-Effective Amendment No. 11, filed on May 1, 1998, File No. 033-42133.

1.A.5.b.	Change of Insured Rider (C901). Incorporated herein by reference to Post-Effective Amendment No. 11, filed on May 1, 1998, File No. 033-42133.

1.A.5.c.	Disability Waiver of Premium Benefit Rider (C903). Incorporated herein by reference to Post-Effective Amendment No. 11, filed on May 1, 1998, File No. 033-42133.

1.A.5.d.	Accelerated Death Benefit Rider (C/D904). Incorporated herein by reference to Post-Effective Amendment No. 18, filed on May 1, 1998, file no. 033-2625.

1.A.5.e.	Disability Waiver of Monthly Deduction Rider (C900). Attached hereto.

1.A.6.a.	Amended Articles of Incorporation for Nationwide Life Insurance Company, and is filed herewith.

1.A.6.b.	Amended and Restated Code of Regulations of Nationwide Life Insurance Company, and is filed herewith.

1.A.6.c.	Articles of Merger of Nationwide Life Insurance Company of America with and into Nationwide Life Insurance Company, effective December 31, 2009, and is filed herewith.

1.A.7.	None

1.A.8.
Sponsorship Agreement between Provident Mutual Life Insurance Company and MLPFS for Zero Coupon Trust.  Incorporated herein by reference to Post-Effective Amendment No. 18, filed on May 1, 1998, file no. 033-2625.

1.A.9.	None

1.A.10.	Form of Application. Incorporated herein by reference to Post-Effective Amendment No. 2, filed on April 24, 2000, file no. 333-67775.

1.A.10.a.	Application for Flexible Premium. Incorporated herein by reference to Post-Effective Amendment No. 18, filed on May 1, 1998, file no. 033-2625.

1.A.10.b.	Initial Allocation Selection. Incorporated herein by reference to Post-Effective Amendment No. 18, filed on May 1, 1998, file no. 033-2625.

2.	See Exhibit 1.A.5.

3.A.	Opinion and Consent of Jamie R. Casto, Esq. Filed herewith.

3.B.	Inapplicable.

4.	None

5.	Inapplicable

6.	Inapplicable.

7.	Consent of Independent Registered Public Account Firm. Filed herewith.

8.
Description of Provident Mutual Life Insurance Company's Issuance, Transfer and Redemption Procedures for Policies, and is incorporated herein by reference to Pre-Effective Amendment No. 1 filed on April 25, 2000, File No. 333-71763.

9.	Powers of Attorney. Filed herewith.

10.a.
Fund Participation Agreement with AIM Variable Insurance Funds, AIM Advisors, Inc., and AIM Distributors dated January 6, 2003 and is incorporated herein by reference to Pre-Effective Amendment No. 1, filed on July 17, 2007, File No. 333-140608.

10.b
Fund Participation Agreement (Amended and Restated) with Alliance Capital Management L.P. and Alliance-Bernstein Investment Research and Management, Inc. dated June 1, 2003, and is incorporated herein by reference to Pre-Effective Amendment No. 3, filed on September 27, 2007, File No. 333-137202.

10.c.
Amended and Restated Fund Participation and Shareholder Services Agreement with American Century Investment Services, Inc. dated September 15, 2004, as amended and is incorporated herein by reference to Pre-Effective Amendment No. 1, filed on July 17, 2007, File No. 333-140608.

10.d.
Restated and Amended Fund Participation Agreement with The Dreyfus Corporation dated January 27, 2000, as amended and is incorporated herein by reference to Pre-Effective Amendment No. 1, filed on July 17, 2007, File No. 333-140608.

10.e.
Fund Participation Agreement with Federated Insurance Series and Federated Securities Corp. dated April 1, 2006, as amended and is incorporated herein by reference to Pre-Effective Amendment No. 1, filed on July 17, 2007, File No. 333-140608.

10.f.
Fund Participation Agreement with Fidelity Variable Insurance Products Fund dated May 1, 1988, as amended, including Fidelity Variable Insurance Products Fund IV and Fidelity Variable Insurance Products Fund V and is incorporated herein by reference to Pre-Effective Amendment No. 1, filed on July 17, 2007, File No. 333-140608.

10.g.
Amended and Restated Fund Participation Agreement with Franklin Templeton Variable Insurance Products Trust and Franklin/Templeton Distributors, Inc. dated May 1, 2003; as amended and is incorporated herein by reference to Pre-Effective Amendment No. 1, filed on July 17, 2007, File No. 333-140608.

10.h.
Fund Participation Agreement, Service and Institutional Shares, with Janus Aspen Series, dated December 31, 1999 and is incorporated herein by reference to Pre-Effective Amendment No. 1, filed on July 17, 2007, File No. 333-140608.

10.i.
Amended and Restated Fund Participation Agreement with MFS Variable Insurance Trust and Massachusetts Financial Services Company dated February 1, 2003, as amended and is incorporated herein by reference to Pre-Effective Amendment No. 1, filed on July 17, 2007, File No. 333-140608.

10.j.
Fund Participation Agreement with Nationwide Variable Insurance Trust (formerly, Gartmore Variable Insurance Trust) dated February 1, 2003, as amended and is incorporated herein by reference to Pre-Effective Amendment No. 1, filed on July 17, 2007, File No. 333-140608.

10.k.
Fund Participation Agreement with Neuberger Berman Advisers Management Trust / Lehman Brothers Advisers Management Trust (formerly, Neuberger Berman Advisers Management Trust) dated January 1, 2006 and is incorporated herein by reference to Pre-Effective Amendment No. 1, filed on July 17, 2007, File No. 333-140608.

10.l.
Fund Participation Agreement with Oppenheimer Variable Account Funds and Oppenheimer Funds, Inc. dated April 13, 2007, and incorporated herein by reference to Pre-Effective Amendment No. 1, filed on July 17, 2007, File No. 333-140608.

10.m.
Fund Participation Agreement with Putnam Variable Trust and Putnam Retail Management, L.P., dated February 1, 2002, and is incorporated herein by reference to Pre-Effective Amendment No. 3, filed on September 27, 2007, File No. 333-137202.

10.n.
Fund Participation Agreement with The Universal Institutional Funds, Inc., Morgan Stanley Distribution, Inc., and Morgan Stanley Investment Management, Inc. dated February 1, 2002, as amended, and is incorporated herein by reference to Pre-Effective Amendment No. 1, filed on July 17, 2007, File No. 333-140608.

10.o.
Fund Participation Agreement Van Eck Investment Trust, Van Eck Associates Corporation, Van Eck Securities Corporation dated September 1, 1989, as amended, and is incorporated herein by reference to Pre-Effective Amendment No. 3, filed on September 27, 2007, File No. 333-137202.

10.p.
Fund Participation Agreement with Wells Fargo Management, LLC, Stephens, Inc. dated November 15, 2004, as amended, and is incorporated herein by reference to Pre-Effective Amendment No. 3, filed on September 27, 2007, File No. 333-137202.

27.	Inapplicable
___________________________________________

Signatures

Pursuant to the requirements of the Securities Act of 1933, the Registrant, Nationwide Provident VLI Separate Account 1, has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the city of Columbus, and State of Ohio, on the 31st day of December, 2009.

NATIONWIDE PROVIDENT VLI SEPARATE ACCOUNT 1
(Registrant)

NATIONWIDE LIFE INSURANCE COMPANY
(Depositor)

By: /S/ JAMIE R. CASTO
Jamie R. Casto

Pursuant to the requirements of the Securities Act of 1933, the Registration Statement has been signed by the following persons in the capacities indicated on the 31st day of December, 2009.

MARK R. THRESHER
Mark R. Thresher, President, Chief Operating Officer, and Director
LAWRENCE A. HILSHEIMER
Lawrence A. Hilsheimer, Executive Vice President-Finance and Director
TIMOTHY G. FROMMEYER
Timothy G. Frommeyer, Senior Vice President-Chief Financial Officer and Director
PETER A. GOLATO
Peter A. Golato, Senior Vice President-Individual Protection Business Head and Director
STEPHEN S. RASMUSSEN
Stephen S. Rasmussen, Director

By: /s/ JAMIE R. CASTO
Jamie R. Casto
Attorney-in-Fact